Form 10-K, Exhibit 13
period 1997-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 1998-03-31
CIK 1046257

                                                                   Exhibit 13
                                                           1997 ANNUAL REPORT





                      CORN PRODUCTS INTERNATIONAL, INC.

         1842
         Thomas Kingsford finds the first practical means for separating starch from corn.

         1858
         Edwardsburg Starch Company (later Canada Starch Company) begins operations in Canada.

         1901
         New York Glucose Company is incorporated,
         E.T. Bedford named president.

A NEW COMPANY
    WITH A PROUD HISTORY

         1906
         Corn Products Refining Company is incorporated February 6, 1906, in New Jersey, through merger of leading corn refining companies, including New York Glucose Company. Canada Starch Company registers Casco as a trademark.

         1908
         Construction of Argo plant begins in Illinois.

         1916
         Corn Products creates its first safety program.

         1919
         Corn Products purchases controlling interest in Canada Starch Company. First dividend declared on CPR stock.

         1923
         Patent for crystalline dextrose granted. Cerelose(R) first used as trademark for pure dextrose in the U.S.

         1928-1930
         Latin American refining operations established in Argentina, Brazil, and Mexico.

         1955
         Corn Products invents cationic starch for the paper-making industry.

         1958
         Corn Products Refining Company and The Best Foods, Inc. merge, forming Corn Products Company.

         1969
         Corn Products Company name changed to CPC International Inc. on April 23, 1969.

         1976
         Production of Invertose(R) high fructose corn syrup begins at Argo plant.

         1981-1982
         Construction of three new North American corn refining plants completed at Stockton, California; Winston-Salem, North Carolina; and Port Colborne, Ontario.

         1984
         Partnership formed between Canada Starch Company and a London, Ontario corn refiner, to form Casco Company.

         1985
         Corn Products rebuilds Argo plant. Enzyme BioSystems begins production at new plant in Beloit, Wisconsin.

         1986
         Rebuilt Argo plant begins operations.

         1987
         Canada Starch Company acquires 100% ownership of Casco. European corn refining operations sold in restructuring.

         1994-1996
         Argo plant germ oil and dextrose capacity increase completed. Cali, Colombia plant rebuilt. Arancia-CPC joint venture established.


     1997   CORN PRODUCTS INTERNATIONAL, INC. SPINS OFF FROM CPC INTERNATIONAL
         INC., BECOMING A SEPARATE, NEW COMPANY, WITH HEADQUARTERS IN THE CHICAGO AREA; STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE USING THE SYMBOL CPO.

                                             [CORN PRODUCTS INTERNATIONAL LOGO]

-------------------------------------------------------------------------------

                                                             1997 ANNUAL REPORT


  Index
  Letter to Shareholders . . . . . . . . . . . . . . 2
  Business Description . . . . . . . . . . . . . . . 4
  Management's Discussion and Analysis . . . . . . . 8
  Independent Auditors' Report . . . . . . . . . . .13
  Financial Statements . . . . . . . . . . . . . . .14
  Supplemental Financial Information . . . . . . . .32
  Shareholder Information  . . . . . Inside Back Cover


     LETTER TO SHAREHOLDERS

    AS YOU RECEIVE this first annual report, our company, Corn Products International, Inc., is nearing the end of its first quarter as an independent entity. The spin-off of Corn Products' operations from CPC International (now Bestfoods) was completed on December 31, 1997, and shares of Corn Products were distributed to CPC shareholders in January, 1998. Our stock now trades under the New York Stock Exchange ticker symbol CPO.

TO OUR SHAREHOLDERS,
           EMPLOYEES, CUSTOMERS,
   SUPPLIERS, COMMUNITIES...

         We begin our new corporate life with two overall advantages: deep experience in a traditionally prosperous and growing industry, and a long history of successful performance over extended periods of time.

         We have now added the advantage of total focus on corn refining. As less than 20% of CPC - a corporation that sought its growth primarily in the consumer foods business - Corn Products was well run and adequately supported within its existing parameters. But its opportunities to expand in scope were limited. As a separate company - on its own and filled with the excitement and challenge of independence - Corn Products and its management "live and breathe" for just one highly promising business... corn refining.

         It must also be said that we begin during a difficult period in our industry. While the market for corn refining products continues to grow, substantial capacity expansion during 1996 and 1997 in the North American high fructose corn syrup sector outpaced demand, reducing profitability sharply. This has affected the performance of Corn Products, in 1996 and 1997 and into 1998. Our performance in 1996 was affected, in addition, by extreme swings in the cost of corn, fueled by strong international demand for this commodity, a low U.S. inventory, and the fear of a disappointing harvest. In fact, the 1996 and 1997 harvests turned out to be among the best in history, and corn costs re-turned to nearly normal levels in 1997, continuing into 1998. Long-term, of course, a plentiful supply of corn - the norm rather than the exception - is advantageous to the industry.

         While we cannot completely avoid these difficulties in North America any more than our competitors can, we do have important strengths that keep us competitive now and will give us an edge as North American conditions improve.

    LOW COSTS
    We believe our plants are in excellent shape, following a strong modernization and expansion program over the last five years. They are also strategically located to minimize transportation costs.

    LEADING POSITIONS
    We have strong market positions in the United States, number one positions in many international markets, and world leadership in dextrose. We have an excellent and continuing record of protecting and expanding these leadership positions, and building new ones.

    ORGANIZATIONAL DEPTH
    Around the world, Corn Products' highly experienced local organizations, headed by strong local management teams, leverage decades of experience and extensive technical, product, and market know-how. In addition, stock option incentives link management rewards directly to performance by aligning management effectiveness with shareholder value.

    STRONG FINANCE
    As is clearly apparent from our opening balance sheet, we start out with sound financing. We also expect to have a strong cash flow in 1998 and thereafter, which should contribute to financial stability, and position Corn Products to invest in new growth opportunities around the world.

    WIDE GEOGRAPHIC PRESENCE
    AND OPPORTUNITIES
    In 1997, as our North American operations were being affected by the high fructose corn syrup situation, sales of our international operations surged 13% and profits advanced by over 60%. Currently, our worldwide business comprises operations and alliances in 21 countries, giving us the ability to offset, in part, adverse conditions in any one market. And while we continue to focus intently on restoring profitability to the largest part of our business - in North America - we also evaluate every opportunity for international expansion, as we build our company for the future.

    LEVERAGING OUR STRENGTHS TO INCREASE
    SHAREHOLDER VALUE
    Our objectives and strategy are firmly and permanently in place. We will strive for continuous growth in volume and profits, which we expect to translate into continuously increasing returns to our shareholders. We plan to do this by aggressively leveraging and building all of our strengths - our low cost operations, leading market positions, experienced organization, financial strength, and geographic infrastructure and opportunities.

         As indicated in our industry-related comments above, we do not expect to see an immediate strong return to historical profit levels. However, Corn Products' financial performance in the fourth quarter of 1997 was by far the best of 1997. This gives us cause for optimism that 1998 will be a year of good progress in the turnaround of our business.


[PHOTO]


    OUR PLEDGE TO OUR SHAREHOLDERS, EMPLOYEES,
    CUSTOMERS, SUPPLIERS, COMMUNITIES...
    We feel extremely fortunate to set out on our new course supported by many constituencies that value our past accomplishments and appreciate our opportunities in the years ahead. We can assure you all that the Corn Products management team is absolutely dedicated to rewarding your confidence in us and our exciting enterprise. We are committed to doing everything in our power to ensure that this new company, Corn Products International, fully realizes its potential and returns continuously increasing rewards to its many loyal stakeholders.



         /s/ Konrad Schlatter
         ---------------------------
         KONRAD SCHLATTER
           Chairman and
           Chief Executive Officer


         /s/ Samuel C. Scott
         ---------------------------
         SAMUEL C. SCOTT
           President and
           Chief Operating Officer

    BUSINESS DESCRIPTION

    CORN PRODUCTS INTERNATIONAL, INC., established on January 1, 1998 as a new, independent company, arises from old and established roots. Until recently, our operations were managed as a division of CPC International, a worldwide food company. In fact, corn refining was the original business of CPC, dating back to 1906. Gradually, however, as CPC expanded its consumer foods operations, corn refining became a relatively small part of the total company with needs and opportunities diverging from those of its parent.

         Early in 1997, a decision was made to spin off CPC's corn refining operations, recognizing that it was in the interest of shareholders to create a totally separate company focusing exclusively on the challenges and opportunities of the corn refining industry.

A "NEW" COMPANY...
    WITH A PROUD HISTORY

         We begin our new, independent life as one of the largest corn refiners in the world and the leading corn refiner in Latin America. We are the world's leading producer of dextrose, and have strong regional leadership in corn starch.

         Our organization spans 21 countries and 38 plants with operations generating approximately $2.5 billion in sales. It comprises fully consolidated operations in 10 countries with 19 plants and sales of about $1.5 billion. It further includes joint ventures and allied operations in an additional 11 countries, with another 19 plants and unconsolidated sales of approximately $1 billion. About 60% of our revenues are generated in North America; the rest comes from Latin America, Asia and Africa. We supply products, derived chiefly from corn, to more than 60 industries. In short, we are well positioned geographically and in terms of our product portfolio to grow aggressively in North American and International markets.

         Thousands of experienced men and women working in our solidly established local operations, share a determination and commitment to grow this business profitably and quickly. They have invested their energies and know-how with us over many years. And now they are eager to participate in an exciting future, as Corn Products International, Inc. builds an independent, focused, and rewarding corn refining business.

    OPERATIONS
    Our organizations and plants are among the most modern in the industry. Over the last five years, we have invested over $900 million in our own facilities and through joint ventures. The plants are strategically located near markets and starch sources further enhancing efficiencies. This geographic breadth and our deep technical experience and market and product know-how enable us to ship starch and dextrose products cost effectively to any market in the world we choose to participate.

    NORTH AMERICA. In the U.S., Canada, and Mexico, Corn Products International, Inc. operates 11 plants, producing regular and modified starches, dextrose, high fructose and high maltose corn syrups and corn syrup solids, dextrins and maltodextrins, caramel color, and sorbitol. Corn Products is the dextrose market leader in the U.S. A 100 million-pound dextrose expansion was completed at our Argo plant in Bedford Park, Illinois in January 1996. The plant is a major supplier of starch and dextrose products for our U.S. and export customers.

         Plants in Winston-Salem, North Carolina, and Stockton, California enjoy strong market shares in their local areas, as do the Cardinal, London, and Port Colborne, Ontario, plants. Our three Canadian and three U.S.
    plants have all been updated to use energy cogeneration.

         In Mexico, Corn Products' joint venture with Arancia Industrial S.A. de C.V. is that country's largest corn refiner. The venture was the first in Mexico to produce High Fructose Corn Syrup-55, the sweetener-of-choice of the bottling industry, in a market second only to the U.S. A new high fructose corn syrup facility in San Juan Del Rio was completed in November 1996.

    OTHER OPERATIONS. Corn Products is the largest corn refiner in Latin America, with leading market shares in Chile, Brazil and Colombia, and a strong position in Argentina. Our 10-plant network produces regular, modified, waxy and tapioca starches, high maltose and corn syrups, dextrins and maltodextrins, dextrose, caramel color, sorbitol, and vegetable adhesives.

         Recent improvements include the rebuilding of the Cali, Colombia facility to increase capacity and better serve the region with new products, such as high maltose corn syrup for the brewing industry. In Brazil, recent modernization and expansion of the Mogi Guacu plant is helping the Company maximize operating efficiencies, increase capacity, and produce new products.

         We also have subsidiaries in Kenya, Malaysia, and Pakistan. In Pakistan, we have recently completed a sizable grind increase and are continuing to add capacity. The three plants in this group produce modified, regular, waxy and tapioca starches, dextrins, glucose, dextrose, and caramel color.

         In addition, we have strategic alliances through technical license agreements, some including equity investments, with companies in Australia, India, Japan, New Zealand,Thailand, South Africa, Zimbabwe, Serbia, and Venezuela. The 15 plants, as a group, produce high fructose, glucose, and high maltose syrups (both corn and tapioca), regular, modified, waxy and tapioca starches, dextrose and dextrins, maltodextrins, and caramel color. These products have leading market positions in most of these markets.

    OBJECTIVE AND STRATEGY
    Corn Products' objective is to continuously generate growth in volume and profit which, we believe, will translate into continuously increasing returns to our shareholders. Our basic strategy, therefore, is to focus our management, technical, and financial resources on our areas of strength. Specifically, we plan to:

    PROTECT AND GROW LEADING MARKET POSITIONS. As the No. 1 worldwide dextrose producer, as well as a regional leader in starch and high maltose corn syrup, we intend to continue to leverage our knowledge and expertise through-out the world, expanding capacity to meet current and anticipated customer needs. We also intend to continue growing our position as a leading corn refiner in all markets where we have strong leadership positions, anywhere in the world.

    DRIVE FOR DELIVERED COST LEADERSHIP. We have implemented, and anticipate continuing to implement, cost-saving and productivity programs to enhance competitiveness. This includes improving facility reliability by further developing our successful preventive maintenance programs, as well as ensuring consistent logistical excellence.

    BUSINESS DESCRIPTION

    PROVIDE HIGH-QUALITY PRODUCTS AND SUPERIOR SERVICE VALUED BY OUR
    CUSTOMER. Delivering high quality products and providing superior customer service has been a strength of our company. We plan on continuing to improve our service levels and focus on customer needs to protect and gain additional preferred supplier relationships. We believe that localized operations and close relations with customers enable us to reach a broader customer base and increase our overall profitability.

    EXPAND IN NEW MARKETS AND ENTER NEW MARKETS. With trade barriers falling throughout the world, we believe we are well positioned to seize opportunities through our worldwide network. Our local operations and strategic relationships around the world provide a strong base for expansion into newly accessible markets. Also, we aim to form additional strategic alliances with local corn refiners as a cost-effective method of expanding into emerging markets. Local corn refiners have unique knowledge of regional customers, markets, and other business and political conditions. We know how to leverage that knowledge with our advanced technology, global business experience, management and production applications skills, and existing customer relationships.


    PRODUCTS AND MARKETS SERVED
    Corn Products International, Inc. serves customers in more than 60 different industries, including food and beverage, pharmaceutical, corrugated, paper and brewing. We also serve the animal feed markets worldwide. The following describes our principal products and their primary uses:

    SWEETENERS
    HIGH FRUCTOSE CORN SYRUP (HFCS). Today, Corn Products produces two main types of HFCS: HFCS-55, which is primarily used as a sweetener in soft drinks made in the United States, Canada, Mexico, and Japan; and HFCS-42, which is used as a sweetener in various consumer foods, such as fruit-flavored beverages, yeast-raised breads, rolls, doughs, ready-to-eat cakes, chocolate milk, yogurt, and ice cream.

    GLUCOSE CORN SYRUPS. Corn Syrups are fundamental ingredients in many industrial products and are widely used in food products such as baked goods, snack foods, beverages, canned fruits, condiments, candy and other sweets, dairy products, ice cream, jams and jellies, prepared mixes, and table syrups. Corn Products offers corn syrups that are manufactured through an ion-exchange process, a method that creates the highest quality, purest corn syrups.

    HIGH MALTOSE CORN SYRUP is a glucose syrup with a unique carbohydrate profile,making it ideal for use as a source of fermentable sugars in brewing beer. High maltose syrups are also used in the production of confections, canning. and other food processing applications.

    DEXTROSE. Corn Products was granted the first U.S. patent for dextrose in 1923. Today we produce dextrose products that are grouped in three different categories - monohydrate, anhydrous, and specialty. Monohydrate dextrose is used across the food industry in many of the same products as glucose corn syrups, especially in confectionery applications. Anhydrous dextrose is used to make solutions for intravenous injection and other pharmaceutical applications, as well as some specialty food applications. Specialty dextrose products are used in a wide range of applications, from confectionery tableting to dry mixes to carriers for high intensity sweeteners.

         Dextrose also has a wide range of industrial applications, including use in wall board and production of biodegradable surfactants (surface agents), humectants (moisture agents), and as the base for fermentation products including vitamins, organic acids, amino acids, and alcohol.

    MALTODEXTRINS AND GLUCOSE AND CORN SYRUP SOLIDS have a multitude of food applications, including formulations where liquid corn syrups cannot be used. Maltodextrins are resistant to browning, provide excellent solubility, have a low hygroscopicity (do not retain moisture), and are ideal for their carrier/bulking properties. Corn Syrup Solids have a bland flavor, remain clear in solution, are easy to handle, and also provide bulking properties.

    STARCHES
    We trace our roots to Thomas Kingsford, who found the first practical means to separate starch from corn in 1842. At that time, starch was used to give an attractive finish to fabrics. Today, starches are important components in a wide range of processed foods, used particularly as thickeners and binders. Corn starch is also sold to corn starch packers for sale to consumers. Starches are also used in paper production to produce a smooth surface for printed communications and improve strength in today's recycled papers. In the corrugating industry, starches are used to produce high quality adhesives for production of shipping containers, display board, and other corrugated applications.

         The textile industry has successfully used starches for over a century to provide size and finishes for manufactured products.

         Industrial starches are used in the production of construction materials, adhesives, pharmaceuticals, and cosmetics, as well as in mining, water filtration, and oil and gas drilling.

    Two of the more specialized industrial starches sold by Corn Products are:
    CATIONIC STARCHES, used by papermakers to increase productivity, conserve energy, improve quality, and allow for more effective use of recycled fibers.

    CARRIER STARCHES, used primarily by corrugators to increase adhesion, provide flatter surfaces for printing, and improve efficiency.

    ENZYMES
    Enzymes are produced and marketed for a variety of food and industrial applications.

    CO-PRODUCTS
    REFINED CORN OIL is sold to packers of cooking oil and to producers of margarine, salad dressings, shortening, mayonnaise, and other foods.

    CORN GLUTEN FEED is sold as animal feed.

    CORN GLUTEN MEAL and STEEPWATER are sold as additives for animal feed.

    MANAGEMENT'S DISCUSSION AND ANALYSIS

    Introduction

    On December 31, 1997, CPC International Inc. spun off its Corn Refining Business as a separate independent company. This discussion and the financial statements included in this Annual Report were prepared by attributing the historical data for the Corn Refining Business of CPC International Inc. to the Company utilizing accounting policies consistent

MANAGEMENT'S DISCUSSION
     AND ANALYSIS OF
  FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS

    with those applied in the preparation of CPC's historical financial statements. Since the Corn Refining Business was operated as a division of CPC during the periods presented, such financial information and statements may not necessarily reflect the consolidated results of operations or financial position of the Company or what the results of operations would have been if the Company had been an independent, public company during those periods.

    OVERVIEW AND OUTLOOK
    Following several years of attractive growth, the Company's profits declined sharply in 1996 and 1997. The primary reason for the profit decline in 1997 was a significant expansion of high fructose corn syrup industry capacity in North America ahead of demand which has been growing at about 5% per year. The current supply/demand imbalance caused North American high fructose corn syrup prices to fall sharply and made this important product unprofitable for the Company in 1997. Based on the Company's 90 years of experience in the corn refining industry, we expect the continuing growing demand by the various user industries to gradually fill current industry surplus capacity.

         In 1998, the Company intends to focus in all its markets and operations on improving prices, volume, costs and efficiencies by continuing to strive for optimal product selection, optimal production capacity usage, cost reductions in purchasing, manufacturing and administration, and improvement in quality of products and customer service. More specifically:

         - IN NORTH AMERICA, in view of the industry over-capacity in high fructose corn syrup and the resulting depressed profit margins, the Company's strategy is to seek sales and profit growth by shifting production, to the extent its existing capacity permits, away from high fructose corn syrup to products with better margins. The Company plans to concentrate its capital expenditures on cost reduction projects at existing facilities. The Company also intends to maximize export sales by making full use of its worldwide infrastructure.

         - IN OTHER PARTS OF THE WORLD, the Company plans to concentrate on meeting growing demand. In 1998, several plant expansions are expected to be completed. The Company also intends to explore expansion into new markets across borders, using its existing strong positions and facilities. It further plans to continue to explore an increased participation in the corn refining industry internationally, through joint ventures and technology transfers.

    RESULTS OF OPERATIONS
    NET SALES. In 1997, despite volume growth of 5%, net sales for the year decreased 7% to $1,418 million compared with net sales of $1,524 million for the same period in 1996. This change was due entirely to a 16% decline in sales in North America, where lower corn costs in combination with excess supply in the high fructose corn syrup business resulted in significantly lower prices. Excess supply was caused by a significant capacity expansion in the industry, the entry of a new competitor into the market and lower than expected increase in demand from Mexico. In other international operations, sales increased 11% compared with 1996 on volume gains of 13%.

         Net sales in 1996 advanced 9.9% to $1.5 billion on increased volume of 4.8% and also reflecting corn cost-pushed higher pricing. All geographic areas contributed to the increase over the prior year. North America accounted for the majority of the sales gain. This was attributable to a 6.0% volume increase and corn cost-pushed higher pricing. In Other Operations, Latin America sales improved 1.1% on an increase in volumes of 1.6% but were partially offset by slightly lower prices. Volumes in Asia and Africa were up significantly, but increased prices were fully offset by weaker currency values.

    COST OF SALES AND OPERATING EXPENSES.
    Cost of sales as a percentage of net sales in 1997 was 90% compared with 91% in 1996 and 78% in 1995, resulting in gross profit margins of 10%, 9% and 22% for each of these periods, respectively. The margins in 1997 and 1996 were significantly lower than recent levels and reflect the extremely low high fructose corn syrup pricing during 1997 and high corn costs in 1996. The sharp and unusual increase in the cost of corn during 1996 could not be fully passed on in increased prices. Also in 1996, the Company took a $40 million write down for certain liquidated corn futures positions when corn prices fell sharply toward the end of that year.

    POLICY ON HEDGING. The Company follows a policy of hedging its exposure to commodities fluctuations with commodities futures contracts for certain of its North American corn purchases. All firm priced business is hedged when contracted. Other business may or may not be hedged at any given time based on management's judgment as to the need to fix the costs of its raw materials to protect the Company's profitability. Realized gains and losses arising from such hedging transactions are considered an integral part of the cost of those commodities and are included in the cost when purchased.

    RESTRUCTURING CHARGE - NET. In 1997, the Company recorded a $94 million pre-tax ($71 million after tax) restructuring charge. This charge included primarily severance and severance-related costs for more than 200 employees as part of the overall realignment of the business. The majority of the restructuring is taking place in the Company's international operations.

         In 1995, the Company recorded a pre-tax gain of $52 million from the sale of its ethanol business in the U.S. This was partially offset by a pre-tax restructuring charge of $15 million. This restructuring was designed to ensure competitiveness.

    SPIN-OFF COSTS. In 1997, the Company also recorded a $15 million charge ($12 million after taxes) representing the direct costs of the spin-off of the Corn Refining Business including fees in the legal, tax and investment banking areas.

    MANAGEMENT'S DISCUSSION AND ANALYSIS


    OPERATING INCOME. Excluding the restructuring charge and spin-off costs described above, 1997 operating income of $45 million declined 26% versus 1996. The decline was primarily attributable to the unfavorable high fructose situation in North America discussed above. In the rest of the world, the Company's volumes and margins improved.

         The 70% decrease in 1996 Operating Income compared to 1995 reflects mainly the unusually high corn prices in 1996, as well as the $40 million corn futures write down discussed above. In North America, margins declined significantly as a result of higher corn costs which were not passed on in increased pricing. In Other Operations volume improvements were more than offset by reduced margins related to higher corn costs.

    FINANCING COSTS. Financing costs in 1997 were $28 million compared with $28 million in 1996. Debt allocated from the parent company was held consistent during this period and interest rates were relatively stable. Financing costs were also constant between 1996 and 1995.

    PROVISION FOR INCOME TAXES. In 1997 the Company reported a pre-tax loss. This loss arose from the restructuring and spin-off charges noted above. The tax benefit rate attributed to these special items was 24%. A 35% rate was applied to the Company's operating profits. This resulted in a net effective tax rate of 21% for the year. It cannot be assumed that the 35% effective tax rate is indicative of effective tax rates for future periods. This will depend on the mix of United States and International earnings as well as actual income tax rates in the various jurisdictions in which the Company operates.

         The effective tax rate in 1996 was 33.6%, compared with 38.5% in 1995. The 4.9% decline was due chiefly to a decrease in tax rates in certain foreign jurisdictions and an increase in the proportion of the Company's worldwide income represented by foreign income, which, on average, was taxed at a lower rate than U.S. income.

    CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. A $3 million after-taxes charge resulted from a recently issued accounting pronouncement put forth by the Emerging Issues Task Force (EITF) requiring that certain process reengineering costs previously capitalized be expensed in the fourth quarter of 1997.

    NET INCOME (LOSS). Excluding the after-tax restructuring charge and spin-off costs described above and the cumulative effect of change in accounting principle, the Company reported for 1997 net income of $11 million, compared with net income of $23 million in 1996. Including the restructuring and spin-off charges, the net loss was $75 million.

         In 1996, the Company's net income declined to $23 million from $135 million in 1995, mainly as a result of the adverse corn prices and the corn futures write down discussed above.

    LIQUIDITY AND CAPITAL RESOURCES
    The Company expects that future cash flows will be sufficient to fund operations, to provide for adequate capital expenditures in support of its growth strategy.

         Most of the Company's plants have been modernized and expanded in line with projected market demand and no major capacity additions are planned for 1998.

         Worldwide capital expenditures of approximately $70 to $100 million per year are planned from 1998 through 2000, primarily for identified cost reduction opportunities. This represents a significant reduction from the annual average capital expenditures of $150 million for the last five years. New capacity expansion (other than projects already in progress) will be directed to products or market areas where the Company anticipates significant growth or has identified market demand.


          The Company established a $340 million 5-year revolving credit facility in the U.S. and a six-month $100 million bridge loan in Canada to provide funds to satisfy the Company's obligations with CPC and for working capital and other general corporate purposes. In addition, the Company has a number of short-term credit facilities in its foreign operations consisting of operating lines of credit. The Company expects that these credit facilities, together with cash flow from operations, will provide it with sufficient operating funds.

    NET CASH FLOWS. Net cash flows from operations of $215 million for the year ended 1997, (which number includes 15 months of cash flows for International operations - see Note 1 to Consolidated Statements of Cash Flows, page 17), improved significantly over a $105 million deficit for the same period in 1996, despite a net loss in 1997. This resulted from reductions in trade working capital, higher depreciation and the adjustment of the net loss for the restructuring charge and spin-off costs described above. The benefit of increased cash flows from operations and lower investment requirements in 1997 resulted in a significant improvement in net cash outflows after investment of $82 million versus a $356 million deficit in 1996.

         In 1996, lower net income, together with higher working capital and higher capital expenditures, resulted in a negative cash flow from operations of $105 million. Capital expenditures during 1996 were mainly for plant expansions and efficiency projects. A $60 million loan to the Company's unconsolidated Mexican joint venture helped finance the construction of a high fructose corn syrup plant to serve the Mexican soft drink industry's conversion to high fructose corn syrup.

    YEAR 2000 - The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. During 1997, the Company developed a plan to address the year 2000 issue and began converting its computer systems to be year 2000 compliant. Currently, the Company believes it will complete its efforts in advance of the year 2000, and is expensing all costs associated with these systems changes as the costs are incurred. Additionally, a review of our suppliers and customers is being made to assure that they are working toward year 2000 compliance.

    FORWARD-LOOKING STATEMENTS
    This Annual Report contains certain forward-looking statements concerning the Company. Although the Company believes its expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such expectations will prove correct and that actual results and developments may differ materially. Important factors that could cause actual results to differ include fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general economic, business and market conditions in the various geographic regions and countries in which the Company manufactures and sells its products, including fluctuations in the value of local currencies; and increased competitive and/or customer pressure in the corn refining industry. For a further description of these factors, see the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

REPORT OF
MANAGEMENT

    THE MANAGEMENT OF CORN PRODUCTS is responsible for the financial and operating information contained in this Annual Report, including the financial statements covered by the independent auditors' report. These statements represent financial data extracted from the consolidated results of CPC International Inc., of which the Company was an integral part until it was spun off as a separate operation on December 31, 1997. The statements were prepared in conformity with United States generally accepted accounting principles and include, where necessary, informed estimates and judgements. The results may not necessarily be indicative of the results of operations or financial position that would have been obtained if the Company had been a separate independent company during the period shown.

         The Company maintains systems of accounting and internal control designed to provide reasonable assurance that assets are safeguarded against loss, and that transactions are executed and recorded properly so as to ensure that the financial records are reliable for preparing financial statements.

         Elements of these control systems are the establishment and communication of accounting and administrative policies and procedures, the selection and training of qualified personnel, and continuous programs of internal audits.

         The Company's financial statements will be reviewed by its Audit Committee, which is composed entirely of outside Directors. This Committee will meet periodically with the independent auditors and management to review the scope and results of the annual audit, interim reviews, internal controls, internal auditing, and financial reporting matters. The independent auditors will have direct access to the Audit Committee.


    /s/ James W. Ripley
    ------------------------
    JAMES W. RIPLEY
     Chief Financial Officer
     February 11, 1998

[KPMG PEAT MARWICK LLP LOGO]

                                                                    INDEPENDENT
                                                                    AUDITORS'
                                                                    REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CORN PRODUCTS INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for business process reengineering costs in 1997.


/S/ KPMG Peat Marwick LLP
----------------------------
KPMG PEAT MARWICK LLP
  New York, New York
  February 11, 1998

CONSOLIDATED
STATEMENTS OF
INCOME

                                              CORN PRODUCTS INTERNATIONAL, INC.
-------------------------------------------------------------------------------
YEAR END DECEMBER 31,
$ MILLIONS (EXCEPT PER SHARE AMOUNT)               1997        1996        1995
-------------------------------------------------------------------------------
Net sales . . . . . . . . . . . . . . . . . .    $1,418      $1,524      $1,387
Cost of sales . . . . . . . . . . . . . . . .     1,280       1,381       1,083
-------------------------------------------------------------------------------
GROSS PROFIT. . . . . . . . . . . . . . . . .       138         143         304
-------------------------------------------------------------------------------
Selling, general, and administrative  . . . .        90          88         102
Restructuring charges - net . . . . . . . . .        94          --         (37)
Spin-off costs  . . . . . . . . . . . . . . .        15          --          --
Equity in (earnings) of unconsolidated
  affiliates. . . . . . . . . . . . . . . . .        --         (10)        (12)
-------------------------------------------------------------------------------
Expenses and other income - net . . . . . . .       199          78          53
-------------------------------------------------------------------------------
OPERATING INCOME (LOSS) . . . . . . . . . . .       (61)         65         251
Financing costs . . . . . . . . . . . . . . .        28          28          28
-------------------------------------------------------------------------------
Income (loss) before income taxes and
  minority interest . . . . . . . . . . . . .       (89)         37         223
Provision (benefit) for income taxes. . . . .       (19)         12          86
Minority stockholders' interest . . . . . . .         2           2           2
-------------------------------------------------------------------------------
Net income (loss) before change in
  accounting principle  . . . . . . . . . . .    $  (72)     $   23      $  135
Cumulative effect of change in accounting
  principle net of tax  . . . . . . . . . . .         3          --          --
-------------------------------------------------------------------------------
NET INCOME (LOSS) . . . . . . . . . . . . . .       (75)         23         135
===============================================================================
PRO FORMA EARNINGS (LOSS) PER COMMON SHARE
   Basic and Diluted:
      Net income before change in
        accounting principle  . . . . . . . .    $(2.02)     $ 0.64      $ 3.79
      Cumulative effect of change in
        accounting principle  . . . . . . . .     (0.08)         --          --
-------------------------------------------------------------------------------
NET INCOME (LOSS) . . . . . . . . . . . . . .    $(2.10)     $ 0.64      $ 3.79
===============================================================================

                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                   CONSOLIDATED
                                                                   BALANCE
                                                                   SHEETS

CORN PRODUCTS INTERNATIONAL, INC.
-------------------------------------------------------------------------------
YEAR END DECEMBER 31, $ MILLIONS                               1997        1996
-------------------------------------------------------------------------------
ASSETS
  Current assets
    Cash and cash equivalents . . . . . . . .                $   85      $   32
    Accounts receivable - net . . . . . . . .                   175         209
    Due from CPC- net . . . . . . . . . . . .                     7           8
    Inventories . . . . . . . . . . . . . . .                   123         162
    Prepaid expenses. . . . . . . . . . . . .                    13           8
    Other current assets. . . . . . . . . . .                    --           6
    Deferred tax asset. . . . . . . . . . . .                    20           9
-------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS. . . . . . . . . .                   423         434
    Investments in and loans to
      unconsolidated affiliates . . . . . . .                   168         149
    Plants and properties - net . . . . . . .                 1,057       1,057
    Other assets  . . . . . . . . . . . . . .                    18          23
-------------------------------------------------------------------------------
  Total assets  . . . . . . . . . . . . . . .                $1,666      $1,663
===============================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
    Notes payable . . . . . . . . . . . . . .                $  337      $  162
    Accounts payable. . . . . . . . . . . . .                    90          83
    Accrued liabilities . . . . . . . . . . .                    69          42
-------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES . . . . . . .                   496         287
-------------------------------------------------------------------------------
    Noncurrent liabilities  . . . . . . . . .                    37          60
    Long-term debt  . . . . . . . . . . . . .                    13         188
    Deferred taxes on income  . . . . . . . .                   128          94
    Minority stockholders' interest . . . . .                     6           9
STOCKHOLDERS' EQUITY
    - Preferred stock - authorized
        25,000,000 shares - $0.01
        par value - none issued . . . . . . .                    --          --
    - Common stock - authorized
        200,000,000 shares - $0.01 par
        value - 35,594,360 issued and
        outstanding on December 31, 1997. . .                     1          --

    - Additional paid in capital. . . . . . .                 1,020          --
    Cumulative translation adjustment . . . .                   (35)        (12)
    Retained earnings . . . . . . . . . . . .                    --          --
    Net stockholders' investment  . . . . . .                    --       1,037
-------------------------------------------------------------------------------
      TOTAL STOCKHOLDERS' EQUITY  . . . . . .                   986       1,025
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. .                $1,666      $1,663
===============================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                             15

CONSOLIDATED
STATEMENTS OF
STOCKHOLDERS'
EQUITY


                                                 CORN PRODUCTS INTERNATIONAL, INC.

-----------------------------------------------------------------------------------------------------------------
                                                       ADDITIONAL   CUMULATIVE      NET
                                    PREFERRED  COMMON   PAID-IN     TRANSACTION   RETAINED  STOCKHOLDERS'
$ MILLION                             STOCK    STOCK    CAPITAL     ADJUSTMENT    EARNINGS   INVESTMENT    TOTAL
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994  . . . . .  $0       $0      $    0       $  (15)        $   0     $  565       $  550
-----------------------------------------------------------------------------------------------------------------
  Net Income  . . . . . . . . . . . .                                                            135          135
  Transfer from CPC, net. . . . . . .                                                            (90)         (90)
  Translation adjustment. . . . . . .                                     5                                     5
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995. . . . . .  $0       $0      $    0       $  (10)        $   0     $  610       $  600
-----------------------------------------------------------------------------------------------------------------
  Net Income  . . . . . . . . . . . .                                                             23           23
  Transfer from CPC, net. . . . . . .                                                            404          404
  Translation adjustment. . . . . . .                                    (2)                                   (2)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996. . . . . .  $0       $0      $    0       $  (12)        $   0     $1,037       $1,025
-----------------------------------------------------------------------------------------------------------------
  Net Income  . . . . . . . . . . . .                                                            (75)         (75)
  Net income for the change
      in reporting period . . . . . .                                                             10           10
  Transfer from CPC, net. . . . . . .                    1,020                                  (972)          48
  Translation adjustment. . . . . . .                                   (23)                                  (23)
  Stock issued in connection
      with spin-off . . . . . . . . .            1                                                              1
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997. . . . . .  $0       $1      $1,020       $  (35)        $   0     $    0       $  986
=================================================================================================================

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[A16


CORN PRODUCTS INTERNATIONAL, INC.



-----------------------------------------------------------------------------------------------------     Consolidated
YEAR END DECEMBER 31,  $ MILLIONS                                                 1997(1)  1996  1995     Statements of
-----------------------------------------------------------------------------------------------------     Cash Flows
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES
   Net income (loss) . . . . . . . . . . . . . . . . . . . . . .                   $(75)   $23   $135
      Net income for the change in reporting period  . . . . . .                     10     --     --
   Non-cash charges (credits) to net income
      Depreciation and amortization. . . . . . . . . . . . . . .                    103     88     83
      Restructuring charges - net. . . . . . . . . . . . . . . .                     94     --    (37)
      Spin-off costs . . . . . . . . . . . . . . . . . . . . . .                     15     --     --
      Cumulative effect of change in accounting principle - net                       3     --     --
      Deferred taxes . . . . . . . . . . . . . . . . . . . . . .                     10    (17)    (6)
   Other - net . . . . . . . . . . . . . . . . . . . . . . . . .                      1    (23)     1
   Equity in earnings of unconsolidated affiliates . . . . . . .                     --     (1)    (9)
   Changes in trade working capital
      Accounts receivable and prepaid items. . . . . . . . . . .                     34    (95)    (7)
      Inventories. . . . . . . . . . . . . . . . . . . . . . . .                     34    (50)    10
      Due (to) from CPC Inc. . . . . . . . . . . . . . . . . . .                      1     (2)     1
      Accounts payable and accrued liabilities . . . . . . . . .                    (15)   (28)     3
-----------------------------------------------------------------------------------------------------
   Net cash flows from (used for) operating activities . . . . .                    215   (105)   174
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES
   Capital expenditures paid . . . . . . . . . . . . . . . . . .                   (116)  (192)  (188)
   Proceeds from the disposal of plants and properties . . . . .                      4      1      2
   Proceeds from businesses sold . . . . . . . . . . . . . . . .                     --     --     67
   Investment in and loans to unconsolidated affiliates. . . . .                    (21)   (60)   (13)
-----------------------------------------------------------------------------------------------------
   Net cash flows used for investing activities. . . . . . . . .                   (133)  (251)  (132)
-----------------------------------------------------------------------------------------------------
   Net cash flows after investments  . . . . . . . . . . . . . .                     82   (356)    42
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES
   Net change in debt  . . . . . . . . . . . . . . . . . . . . .                     --    (12)    58
   Increase in transfers from CPC - net  . . . . . . . . . . . .                     (6)   404    (90)
   Other liabilities (deposits)  . . . . . . . . . . . . . . . .                    (23)   (35)   (13)
-----------------------------------------------------------------------------------------------------
   Net cash flows from (used for) financing activities . . . . .                    (29)   357    (45)
-----------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and cash equivalents  . . . . . .                     53      1     (3)
   Cash and cash equivalents, beginning of period. . . . . . . .                     32     31     34
-----------------------------------------------------------------------------------------------------
   Cash and cash equivalents, end of period. . . . . . . . . . .                    $85    $32    $31
======================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1) 1997 includes 15 months of cash flows for international operations
   (see Note 2)

-----------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
      Interest paid  . . . . . . . . . . . . . . . . . . . . . .                    $19    $19    $14
      Income taxes paid  . . . . . . . . . . . . . . . . . . . .                    $10    $11    $69
======================================================================================================


                                              CORN PRODUCTS INTERNATIONAL, INC.
-------------------------------------------------------------------------------
Notes to
Consolidated
Financial
Statements

NOTE 1 BASIS OF PRESENTATION

On February 26, 1997, the Board of Directors of CPC International Inc. ("CPC") approved the spin-off of CPC's corn refining and related businesses (the "Corn Refining Business") to its stockholders. Subsequently, CPC formed Corn Products International, Inc. (the "Company") to assume the operations of the Corn Refining Business. As a result of the spin-off on December 31, 1997, CPC distributed 100% of the Company's common stock (the "Corn Products Common Stock") through a special dividend to its shareholders. The financial statements at December 31, 1997 reflect the effects of the spin-off.

     The Company carries its assets and liabilities at historical cost. The historical actions of CPC's Corn Refining Business, including CPC's accounting policies, are attributable to the Company. The financial results in these financial statements are not necessarily indicative of the results that would have occurred if the Company had been an independent public company during the periods presented or of future results of the Company.

-------------------------------------------------------------------------------
NOTE 2 SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION/CHANGES IN REPORTING PERIOD - The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. The accounts of subsidiaries outside of North America are based on fiscal years ending September 30; however, as of December 31, 1997 the Company changed the fiscal year end for its subsidiaries located outside North America to that of its North American operation, which is the calendar year. The results of the three month stub period are included as an adjustment of shareholder's equity.

FOREIGN CURRENCY TRANSLATION - Assets and liabilities of foreign subsidiaries other than those in highly inflationary economies are translated at current exchange rates with the related translation adjustments reported as a separate component of stockholders' equity. Income statement accounts are translated at the average exchange rate during the period. In highly inflationary economies where the U.S. dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of all investments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

INVENTORIES - are stated at the lower of cost or market. In the U.S., corn is valued at cost on the last-in, first-out method. Had the first-in, first-out method been used for U.S. inventories, the carrying value of these inventories would have increased by $10.5 million and $12.7 million in 1997 and 1996, respectively. Outside the U.S., inventories generally are valued at average cost.

ENVIRONMENTAL CONTINGENCIES - The Company accounts for environmental contingencies in accordance with Statement of Financial Accounting Standards (FAS 5), "Accounting for Contingencies," which requires expense recognition when it is both "probable" that an obligation exists and that the obligation can be "reasonably estimated."

CORN PRODUCTS INTERNATIONAL, INC.                     NOTES TO CONSOLIDATED
                                                      FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (2) SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS IN UNCONSOLIDATED AFFILIATES are carried at cost or less, adjusted to reflect the Company's proportionate share of income or loss less dividends received. At December 31, 1997, undistributed earnings of unconsolidated affiliates was $10.4 million, primarily representing companies of which the Company owns 50% or less.
PLANTS AND PROPERTIES - Plants and properties are stated at cost. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets at rates ranging from 10 to 50 years for buildings and 5 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. Long-lived assets are reviewed for impairment whenever the facts and circumstances indicate that the carrying amount may not be recoverable.
INCOME TAXES - Deferred income taxes reflect the differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted. The Company makes provisions for estimated U.S. and foreign income taxes, less available tax credits and deductions, that may be incurred on the remittance by the Company's subsidiaries of undistributed earnings, except those deemed to be indefinitely reinvested.
COMMODITIES - The Company follows a policy of hedging its exposure to commodities fluctuations with commodities futures contracts for its North American corn purchases. All firm priced business is hedged, other business may or may not be hedged at any given time based on management's decisions as to the need to fix the cost of such raw materials to protect the Company's profitability. Realized gains and losses arising from such hedging transactions are considered an integral part of the cost of these commodities and are included in the cost when purchased.
EARNINGS PER COMMON SHARE - Effective December 1997, FAS 128, "Earnings Per Share," requires a dual presentation of earnings per share - Basic and diluted. Basic earnings per common share has been computed by dividing net income (loss) by the shares outstanding, 35.6 million at December 31, 1997, the distribution date. For the purpose of this calculation and the diluted earnings per share, the shares outstanding at December 31, 1997 were assumed to be outstanding for all periods. Diluted earnings per share has been computed by dividing net income (loss) by the shares outstanding at December 31, 1997, including the dilutive effects of stock options outstanding for a total of 36.0 million.

NOTES TO CONSOLIDATED                        CORN PRODUCTS INTERNATIONAL, INC.
FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (2) SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

RISKS AND UNCERTAINTIES - The Company operates in one business segment and in more than 20 countries. In each country, the business is subject to varying degrees of risk and uncertainty. It insures its business and assets in each country against insurable risks in a manner that it deems appropriate. Because of its diversity, the Company believes that the risk of loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. Additionally, the Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results.
USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
CHANGE IN ACCOUNTING PRINCIPLE - In November 1997 Emerging Issues Task Force
(EITF) issued No. 97-13 "Accounting for Business Process Reengineering Costs," which requires that certain costs related to reengineering business processes either done separately or in conjunction with an information technology project be expensed rather than capitalized. This requirement was effective in the fourth quarter of 1997 and required that any unamortized balance of previously capitalized costs be expensed and treated as a change in accounting principle. Accordingly, the Company has recorded a cumulative effect of a change in accounting principle of $5 million before taxes, $3 million after taxes, or $0.08 per common share.
NEW ACCOUNTING PRONOUNCEMENTS - FAS 130, "Reporting Comprehensive Income," was issued in June 1997 and is effective for the Company commencing with the first quarter of 1998. This statement requires separate financial statement disclosure of comprehensive income which encompasses changes in net assets values derived from activity from both owner and nonowner sources. The Company will comply with the requirements of this Statement.
"SEGMENT INFORMATION" - Also in June 1997, FAS 131, "Disclosure About Segments of an Enterprise and Related Information," was issued. This statement is effective commencing with fiscal 1998. The Company currently complies with the requirements of this new statement. The Company is in one business segment - corn refining - and produces a wide variety of products.

CORN PRODUCTS INTERNATIONAL, INC.                     NOTES TO CONSOLIDATED
                                                      FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (3) SPIN-OFF FROM AND TRANSACTIONS WITH CPC INTERNATIONAL INC.

        On December 31, 1997, CPC distributed 100% of the Corn Products Common Stock through a special dividend to its shareholders. After the spin-off, CPC International Inc. had no direct ownership of the Company. In connection with the spin-off, the Company entered into various agreements for the purpose of governing certain of the ongoing relationships between CPC and the Company after the distribution.
        The Company has entered into a tax indemnification agreement that requires the Company to indemnify CPC against tax liabilities arising from the loss of the tax-free reorganization status of the spin-off. This agreement could restrict the Company, for a two year period, from entering into certain transactions, including limitations on the liquidation, merger or consolidation with another company, certain issuances and redemptions of our common stock and the distribution or sale of certain assets. Prior to the distribution, the Company and certain of its subsidiaries assumed from CPC, and borrowed from third parties, an aggregate of $350 million of debt. The Company transferred these proceeds to CPC International Inc. as part of the distribution.
        During 1997, CPC maintained a centralized cash management system to finance its domestic operations. Cash deposits from the Company were transferred to CPC on a daily basis and CPC funded the Company's disbursement bank accounts as required. Intercompany interest expense was allocated based on CPC's effective borrowing rate applied to the intercompany debt which was apportioned based on the cash flow requirements of the Company.
        CPC provided certain general and administrative services to the Company including tax, treasury, risk management and insurance, legal, information systems and human resources. These expenses were allocated to the Company based on actual usage or other methods which management believes are reasonable. These allocations were $5.7 million, $9.3 million and $14.3 million in fiscal years 1997, 1996 and 1995, respectively. These costs could have been different had the Company operated as an independent public company during the periods presented.
        A master supply agreement has been negotiated to supply CPC and its affiliates with certain corn refining products at prices based generally on prevailing market conditions for a minimum two year term. The Company had intercompany sales with CPC for the years ended December 31, 1997, 1996 and 1995, amounting to the following: $177 million, $157 million and $154 million, respectively.

NOTES TO CONSOLIDATED                        CORN PRODUCTS INTERNATIONAL, INC.
FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (4) FINANCING ARRANGEMENTS

Prior to the distribution, the Company assumed from CPC, and borrowed from third parties, an aggregate of $350 million of debt. At December 31, 1997, the Company had total debt outstanding of $350 million. The debt outstanding consisted of $190 million drawn from an unsecured revolving Credit Facility of $340 million in the United States at a rate of 6.2%. The balance of debt outstanding consists of borrowings by the Company's Canadian operations of $100 million, and $60 million from various other operations at variable market rates with a weighted average rate of 10.5%.
------------------------------------------------------------------------------
NOTE (5)  RESTRUCTURING CHARGES - NET AND SPIN-OFF COSTS

In 1997, the Company recorded a $94 million pre-tax restructuring charge and a $15 million pre-tax spin-off charge from CPC. The restructuring charge includes the costs of the separation of facilities that were used by CPC to produce both consumer foods and corn-derived products. The majority of the restructuring is taking place in the Company's international operations. The spin-off charge includes the direct costs of the spin-off including legal, tax and investment banking fees. The restructuring charge and the charge for the spin-off costs are summarized below:

-------------------------------------------------------------------------------
                                       1997        CHARGE     TO BE UTILIZED IN
$ MILLIONS                            CHARGE      UTILIZED     FUTURE PERIODS
-------------------------------------------------------------------------------
RESTRUCTURING CHARGES - NET
  Employee costs . . . . . . . . . . .   54           47             7
  Plant and support facilities . . . .   23           19             4
  Other. . . . . . . . . . . . . . . .   17           10             7
-------------------------------------------------------------------------------
  Total. . . . . . . . . . . . . . . .  $94          $76           $18
===============================================================================
Spin-off costs . . . . . . . . . . . .  $15          $15            $0
===============================================================================

CORN PRODUCTS INTERNATIONAL, INC.                     NOTES TO CONSOLIDATED
                                                      FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (6) PENSION PLANS

The Company and its subsidiaries have a number of noncontributory defined-benefit pension plans covering substantially all U.S. employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of service. The Company's general funding policy is to provide contributions within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company's policy in those countries is to make the contribution required by the terms of the plan. Domestic plan assets consist primarily of common stock, real estate, corporate debt securities and short-term investment funds.

        Effective January 1, 1998, the plan for domestic salaried employees was amended to a "cash balance" pension plan which provides benefits based on service and Company credits to the employee's accounts of between 3% and 10% of base salary, bonus and overtime.
    The components of net periodic pension cost are shown below:

------------------------------------------------------------------------------
U.S. Plans
------------------------------------------------------------------------------
$ MILLIONS                                             1997     1996     1995
------------------------------------------------------------------------------
Service cost (benefits earned during the period). . . .  $3       $3       $2
Interest cost on projected benefit obligation . . . . .   4        7        7
Actual return on plan assets. . . . . . . . . . . . . . (22)     (15)     (17)
Net amortization and deferral . . . . . . . . . . . . .  17        8       11
------------------------------------------------------------------------------
Net periodic pension cost . . . . . . . . . . . . . . .  $2       $3       $3
==============================================================================

NON U.S. PLANS
------------------------------------------------------------------------------
$ MILLIONS                                             1997     1996     1995
------------------------------------------------------------------------------
Service cost (benefits earned during the period) . . .   $1       $1       $1
Interest cost on projected benefit obligation  . . . .    3        3        2
Actual return on plan assets . . . . . . . . . . . . .   (3)      (3)      (2)
------------------------------------------------------------------------------
Net periodic pension cost  . . . . . . . . . . . . . .   $1       $1       $1
==============================================================================

NOTES TO CONSOLIDATED                        CORN PRODUCTS INTERNATIONAL, INC.
FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (6) PENSION PLANS (CONTINUED)

The funded status for the Company's major pension plans is as follows:

                                                             ------------------------  --------------------------
                                                                   ASSETS EXCEED          ACCUMULATED BENEFITS
U.S. PLANS                                                     ACCUMULATED BENEFITS         EXCEED ASSETS
-------------------------------------------------------------------------------------  --------------------------
$ MILLIONS                                                     1997        1996           1997        1996
-------------------------------------------------------------------------------------  --------------------------

Actuarial present value of benefit obligation:
   Vested . . . . . . . . . . . . . . . . . . . . . .         $(44)           $(75)          --         $(6)
   Nonvested  . . . . . . . . . . . . . . . . . . . .           (5)             (2)          --          (4)
-------------------------------------------------------------------------------------  --------------------------
Accumulated benefit obligation. . . . . . . . . . . .          (49)            (77)          --         (10)
Effect of projected future compensation levels. . . .           (3)            (29)          --          --
-------------------------------------------------------------------------------------  --------------------------
Projected benefit obligation  . . . . . . . . . . . .          (52)           (106)          --         (10)
Plan assets at fair value . . . . . . . . . . . . . .           60             110           --          --
-------------------------------------------------------------------------------------  --------------------------
Plan assets in excess of (less than)
   projected benefit obligation . . . . . . . . . . .            8               4           --         (10)
Unrecognized net loss (gain). . . . . . . . . . . . .          (24)             (8)          --          --
Unrecognized prior service cost . . . . . . . . . . .            4               5           --          --
Unrecognized net transition obligation. . . . . . . .           --               1           --           2
-------------------------------------------------------------------------------------  --------------------------
Prepaid (accrued) pension cost at December 31 . . . .         $(12)             $2         --           $(8)
=================================================================================================================


The 1997 balances reflect the net transfer of $11.5 million accrued pension cost from CPC. The 1996 number reflects the obligation for retirees prior to the distribution which was maintained by CPC.




                                                             ------------------------  --------------------------
                                                                   ASSETS EXCEED          ACCUMULATED BENEFITS
NON U.S. PLANS                                                 ACCUMULATED BENEFITS         EXCEED ASSETS
-------------------------------------------------------------------------------------  --------------------------
$ MILLIONS                                                       1997        1996           1997         1996
-------------------------------------------------------------------------------------  --------------------------
Actuarial present value of benefit obligation:
  Vested . . . . . . . . . . . . . . . . . . . . . .          $(34)         $(25)           $(2)         --
  Nonvested  . . . . . . . . . . . . . . . . . . . .            (1)           (2)            --          --
--------------------------------------------------------------------------------------  -------------------------
Accumulated benefit obligation . . . . . . . . . . .           (35)          (27)            (2)         --
Effect of projected future compensation levels . . .            (7)           (4)            (1)         --
--------------------------------------------------------------------------------------  -------------------------
Projected benefit obligation . . . . . . . . . . . .           (42)          (31)            (3)         --
Plan assets at fair value. . . . . . . . . . . . . .            45            31             --          --
--------------------------------------------------------------------------------------  -------------------------
Plan assets in excess of (less than)
  projected benefit obligation . . . . . . . . . . .             3             --            (3)         --
Unrecognized net loss (gain) . . . . . . . . . . . .            --             --            --          --
Unrecognized prior service cost  . . . . . . . . . .             1              1            --          --
Unrecognized net transition obligation . . . . . . .            (1)             3            --          --
---------------------------------------------------------------------------------------  ------------------------
Prepaid (accrued) pension cost at December 31 . . .              $3            $4           $(3)         --
=================================================================================================================

CORN PRODUCTS INTERNATIONAL, INC.                     NOTES TO CONSOLIDATED
                                                      FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (6) PENSION PLANS (CONTINUED)

Assumptions used in accounting for the Company's defined-benefit pension and retirement plans at December 31 are as follows:

--------------------------------------------------------------------------
                                                    1997    1996    1995
--------------------------------------------------------------------------
U.S. PLANS
Weighted average discount rates . . . . . . . . .    7.0%    7.0%    6.6%
Rate of increase in compensation levels . . . . .    5.0%    5.5%    5.3%
Long-term rate of return on plan assets . . . . .   10.0%    8.6%    9.7%

NON-U.S. PLANS
Weighted average discount rates . . . . . . . . .    7.4%    8.2%    8.0%
Rate of increase in compensation levels . . . . .    5.5%    5.5%    5.5%
Long-term rate of return on plan assets . . . . .    8.5%    8.5%    8.5%
==========================================================================


In addition, the Company sponsors defined-contribution pension plans covering certain domestic and foreign employees. Contributions are determined by matching a percentage of employee contributions. Expense recognized in 1997, 1996 and 1995 was $3.6 million, $2.9 million and $2.7 million, respectively.

--------------------------------------------------------------------------
 NOTE (7) OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The Company provides health care and life insurance benefits for retired employees in the United States and Canada. Effective January 1, 1998, the Company amended its U.S. post-retirement medical plans for salaried employees to provide Retirement Health Care Spending Accounts. The Company provides access to retiree medical insurance post-retirement. U.S. salaried employees accrue an account during employment which can be used after employment to purchase post-retirement medical insurance from the Company and Medigap or Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount ($500 for 1998, indexed for inflation) annually during employment. The accounts accrue interest credits using a rate equal to a specified amount above the yield on 5-year Treasury notes. These employees become eligible for benefits when they meet minimum age and service requirements. The Company accrues a flat dollar amount on an annual basis for each domestic salaried employee. These amounts, plus credited interest, can be used to purchase post-retirement medical insurance. The Company has the right to modify or terminate these benefits.

NOTES TO CONSOLIDATED                        CORN PRODUCTS INTERNATIONAL, INC.
FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (7) OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS (CONTINUED)

The following table sets forth the status of the Company's post-retirement benefit obligations as of December 31, 1997 and 1996:

------------------------------------------------------------------------------
$ MILLIONS                                                        1997    1996
------------------------------------------------------------------------------
ACCUMULATED POST-RETIREMENT BENEFIT OBLIGATION (APBO):
    Retirees. . . . . . . . . . . . . . . . . . . . . .           $(1)    $(27)
    Fully eligible active plan participants . . . . . .            (8)     (11)
    Other active plan participants. . . . . . . . . . .            (6)     (13)
------------------------------------------------------------------------------
Total . . . . . . . . . . . . . . . . . . . . . . . . .           (15)     (51)
------------------------------------------------------------------------------
Unrecognized prior service cost . . . . . . . . . . . .            (4)      (1)
Unrecognized (gains)/losses . . . . . . . . . . . . . .            (1)      --
------------------------------------------------------------------------------
Accrued post-retirement benefit cost at December 31 . .          $(20)    $(52)
==============================================================================


The 1997 accrual reflects the transfer of $19 million from CPC of accumulated post-retirement benefit obligations. The 1996 number reflects the obligation for retirees prior to the distribution which was maintained by CPC.


Net periodic post-retirement benefit cost included the following components:

------------------------------------------------------------------------------
$ MILLIONS                                           1997      1996    1995
------------------------------------------------------------------------------

Service cost (benefits earned during the year). . . .  $1        $1      $1
Interest cost on the accumulated post-retirement
  benefit obligation                                    1         4       4
Net amortization and deferral . . . . . . . . . . . .  --        (1)     --
------------------------------------------------------------------------------
Net periodic post-retirement benefit. . . . . . . . .  $2        $4      $5
==============================================================================


Annual increases in per capita cost of health care benefits of 9.5% pre-age-65 and 7.5% post-age-65 were assumed for 1997 to 1998. Rates were assumed to decrease by 1% thereafter until reaching 4.5%. Increasing the assumed health care cost trend rate by 1% increases the APBO at December 31, 1997 by $1.0 million, with a corresponding effect on the service and interest cost components of the net periodic post-retirement benefit cost for the year then ended of $.6 million. The discount rate used to determine the APBO for 1997 and 1996 is 7.5% and 7.0%, respectively.

------------------------------------------------------------------------------
NOTE (8) INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

During the first quarter of 1995, the Company entered into a joint venture with Arancia Industrial, S.A. de C.V., a corn refining business located in Mexico. This investment has been accounted for under the equity method.
        During 1997, the Company contributed $10 million to this joint venture and also made a final contingency payment of $11 million to its joint venture partner. In 1996, the Company loaned this joint venture $60 million which was repaid in January 1998.

CORN PRODUCTS INTERNATIONAL, INC.                     NOTES TO CONSOLIDATED
                                                      FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (9) SUPPLEMENTARY BALANCE SHEET INFORMATION

Supplementary Balance Sheet information is set forth below:


------------------------------------------------------------------------------
$MILLIONS                                                        1997    1996
------------------------------------------------------------------------------

ACCOUNTS RECEIVABLE - NET
    Accounts receivable - trade . . . . . . . . . . . . .       $146     $149
    Accounts receivable - other accounts receivable . . .         33       63
    Allowance for doubtful accounts . . . . . . . . . . .         (4)      (3)
------------------------------------------------------------------------------
    Total accounts receivable - net . . . . . . . . . . .        175      209
------------------------------------------------------------------------------
INVENTORIES
    Finished and in process . . . . . . . . . . . . . . .         51       69
    Raw materials . . . . . . . . . . . . . . . . . . . .         43       65
    Manufacturing supplies. . . . . . . . . . . . . . . .         29       28
------------------------------------------------------------------------------
    Total inventories . . . . . . . . . . . . . . . . . .        123      162
------------------------------------------------------------------------------
PLANTS AND PROPERTIES
    Land. . . . . . . . . . . . . . . . . . . . . . . . .         52       50
    Buildings . . . . . . . . . . . . . . . . . . . . . .        496      480
    Machinery and equipment . . . . . . . . . . . . . . .      1,650    1,587
    Accumulated depreciation. . . . . . . . . . . . . . .     (1,141)  (1,060)
------------------------------------------------------------------------------
    Plants and properties, net. . . . . . . . . . . . . .      1,057    1,057
------------------------------------------------------------------------------
ACCRUED LIABILITIES
    Compensation expenses . . . . . . . . . . . . . . . .          2        3
    Capital additions . . . . . . . . . . . . . . . . . .         --        8
    Accrued interest. . . . . . . . . . . . . . . . . . .         --        3
    Restructuring reserves. . . . . . . . . . . . . . . .         18       --
    Taxes payable other than taxes on income  . . . . . .         10       11
    Other . . . . . . . . . . . . . . . . . . . . . . . .         39       17
------------------------------------------------------------------------------
    Total accrued liabilities . . . . . . . . . . . . . .         69       42
------------------------------------------------------------------------------
NONCURRENT LIABILITIES
    Employees' pension, indemnity, retirement,
      and related provisions                                      35       58
    Other noncurrent liabilities . . . . . . . . . . . .           2        2
------------------------------------------------------------------------------
    Total noncurrent liabilities . . . . . . . . . . . .          37       60
==============================================================================

NOTES TO CONSOLIDATED                        CORN PRODUCTS INTERNATIONAL, INC.
FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (10) FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying values of cash equivalents, accounts receivable, accounts payable and debt approximate fair values.
COMMODITIES
At December 31, 1997, the Company had open corn commodity futures contracts of $154 million. Contracts open for delivery beyond March 31, 1998, amounted to $88 million, of which $59 million is due in May, 1998, $28 million is due in July, 1998, and $1 million in December, 1998. At December 31, 1997, the price of corn under these contracts was $5.3 million above market quotations of the same date.
        During the fourth quarter of 1996, the Company recognized a loss of $40 million for certain liquidated corn futures. These futures had been designed to protect anticipated firm-priced business against an expected run-up in corn prices. When corn prices instead fell sharply and the business as anticipated did not materialize, the Company liquidated the futures contracts.
------------------------------------------------------------------------------
NOTE (11)  INCOME TAXES

Income before income taxes and the components of the provision for income taxes are shown below:

------------------------------------------------------------------------------
$ MILLIONS                                     1997         1996         1995
------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES:
 United States . . . . . . .. . . . . . .     $(128)        $(20)         $136
 Outside the United States .. . . . . . .        39           57            87
------------------------------------------------------------------------------
   Total . . . . . . . . . .. . . . . . .      $(89)         $37          $223
------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES:
Current tax expense
 U.S. federal . . . . . . . . . . . . . .       (31)          27            57
 State and local. . . . . . . . . . . . .        (4)          (2)           12
 Foreign. . . . . . . . . . . . . . . . .         6            4            23
------------------------------------------------------------------------------
   Total current. . . . . . . . . . . . .      $(29)         $29           $92
------------------------------------------------------------------------------
Deferred tax expense (benefit)
 U.S. federal . . . . . . . . . . . . . .         7          (22)          (11)
 State and local. . . . . . . . . . . . .         2            1            (3)
 Foreign. . . . . . . . . . . . . . . . .         1            4             8
------------------------------------------------------------------------------
   Total deferred . . . . . . . . . . . .        10          (17)           (6)
------------------------------------------------------------------------------
Total provision . . . . . . . . . . . . .      $(19)         $12           $86
==============================================================================

CORN PRODUCTS INTERNATIONAL, INC.                     NOTES TO CONSOLIDATED
                                                      FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (11) INCOME TAXES (CONTINUED)

The tax effects of significant temporary differences which comprise the deferred tax liabilities and assets at December 31, 1997 and 1996, are as follows:

-------------------------------------------------------------------------
$ MILLIONS                                       1997              1996
-------------------------------------------------------------------------
Plants and properties . . . . . . .              $134              $121
Pensions. . . . . . . . . . . . . .                13                 1
-------------------------------------------------------------------------
Gross deferred tax liabilities. . .               147               122
-------------------------------------------------------------------------
Restructuring reserves. . . . . . .                11                --
Employee benefit reserves . . . . .                14                28
Other . . . . . . . . . . . . . . .                14                17
-------------------------------------------------------------------------
Gross deferred tax assets . . . . .                39                45
-------------------------------------------------------------------------
Valuation allowance . . . . . . . .                --                (8)
-------------------------------------------------------------------------
Total deferred tax liabilities. . .              $108               $85
=========================================================================


Total net deferred tax liabilities and assets shown above included current and noncurrent elements. Under the terms of the distribution, CPC will be responsible for substantially all income taxes prior to December 31, 1997. Accordingly the valuation allowance has been reduced to 0 at December 31, 1997.


A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

---------------------------------------------------------------------------

                                                 1997       1996      1995
---------------------------------------------------------------------------
Provision for tax at U.S. statutory rate  .     (35.0)%     35.0%     35.0%
Taxes related to foreign income . . . . . .      (7.5)      (0.6)      0.2
State and local taxes - net . . . . . . . .      (1.5)      (0.5)      1.4
Restructuring and spin-off charges  . . . .      14.0         --        --
Other items - net . . . . . . . . . . . . .       8.7       (0.3)      1.9
---------------------------------------------------------------------------
Provision at effective tax rate . . . . . .     (21.3)%     33.6%     38.5%
===========================================================================


The effective rate on the tax benefit of 21.3% derived from a lower benefit associated with the restructuring and spin-off charges, lower tax on average from foreign jurisdictions and an assumed rate for CPC International Inc.
        Taxes that would result from dividend distributions by foreign subsidiaries to the U.S. are provided to the extent dividends are anticipated. As of December 31, 1997, approximately $344 million of retained earnings of foreign subsidiaries are retained indefinitely by the subsidiaries for capital and operating requirements.
---------------------------------------------------------------------------
NOTE (12)  LEASES

The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense for operating leases was $18.3 million, $12.2 million and $8.9 million in 1997, 1996 and 1995, respectively. Minimum lease payments existing at December 31, 1997 are shown at right:

                                  -------------------------------------
                                                           MINIMUM
                                                        LEASE PAYMENT
                                     YEAR                (MILLIONS)
                                  -------------------------------------
                                      1998                  $17.9
                                      1999                   14.0
                                      2000                   12.5
                                      2001                    8.2
                                  Balance thereafter         39.8

NOTES TO CONSOLIDATED                        CORN PRODUCTS INTERNATIONAL, INC.
FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE   13 STOCKHOLDERS' EQUITY

COMMON STOCK
The Company has authorized 200 million shares of $0.01 par value common stock. On December 31, 1997, 35.6 million shares were distributed to the shareholders of CPC International Inc.
PREFERRED STOCK AND STOCKHOLDER'S RIGHTS PLAN
The Company has authorized 25 million shares of $0.01 par value preferred stock of which one million shares were designated as Series A Junior Participating Preferred Stock for the stockholder's rights plan. Under this plan, each share of the Corn Products Common Stock issued in the distribution carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if on or before December 31, 1999, a person or group acquires or announces a tender offer that would result in the acquisition of 10% or more of the Corn Products Common Stock or after December 31, 1999 would result in the acquisition of 15% or more of the Corn Products Common Stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120.
If the Company is involved in a merger or other business combination with a 10% or more stockholder on or before December 31, 1999 or a 15% or more stockholder thereafter, each full right will entitle a holder to buy a number of the acquiring company's shares having a value of twice the exercise price of the right. Alternatively, if a 10% or 15% stockholder (as applicable) engages in certain self-dealing transactions or acquires the Company in such a manner that the Corn Products Company and its common stock survive, or if any person acquires 10% or 15% or more of the Corn Products Common Stock (as applicable), except pursuant to an offer for all shares at a fair price, each full right not owned by a 10% or 15% or more stockholder may be exercised for Corn Products Common Stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 10% or 15% or more of its voting securities (as applicable). Unless redeemed earlier, the rights will expire on December 31, 2007.
STOCK OPTION PLAN
The Company has established a stock option plan for certain key employees. In addition, all existing CPC stock options of Company employees were converted to stock options to acquire Corn Products Common Stock. These stock options retain their vesting schedules and existing expiration dates.
        Under the provisions of FAS 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed by APB 25.
        As of December 31, 1997, there were 477,371 options outstanding with an exercise price ranging from $12.59 to $24.03, and a weighted average exercise price of $19.91.
        In addition to stock options, 143,000 shares were converted under the restricted stock award provisions of the plan. The cost of these awards is being amortized over the restriction period.

CORN PRODUCTS INTERNATIONAL, INC.                     NOTES TO CONSOLIDATED
                                                      FINANCIAL STATEMENTS
------------------------------------------------------------------------------
NOTE (14) GEOGRAPHIC INFORMATION

The Company operates in one business segment - Corn Refining - and is managed on a geographic regional basis. Its North American Operations include its wholly owned Corn Refining businesses in the United States and Canada and its 49% joint venture in Mexico, which is accounted for on an equity basis. Its Other businesses include primarily 100% owned Corn Refining operations in South America, and joint ventures and alliances in Asia, Africa and other areas. Also included in this group is its North American enzyme business.


---------------------------------------------------------------------------------------
$ MILLIONS                                        1997            1996            1995
---------------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS:
   North America . . . . . . . . . . .            $871          $1,030            $906
   Other . . . . . . . . . . . . . . .             547             494             481
---------------------------------------------------------------------------------------
   TOTAL . . . . . . . . . . . . . . .          $1,418          $1,524          $1,387
=======================================================================================
OPERATING INCOME:
   North America . . . . . . . . . . .            $(30)            $14            $152
   Other . . . . . . . . . . . . . . .              78              51              62
   Restructuring and spin-off costs(1)            (109)              0              37
---------------------------------------------------------------------------------------
   TOTAL . . . . . . . . . . . . . . .            $(61)            $65            $251
=======================================================================================
TOTAL ASSETS:
   North America . . . . . . . . . . .          $1,089          $1,037            $780
   Other . . . . . . . . . . . . . . .             577             611             514
---------------------------------------------------------------------------------------
   TOTAL . . . . . . . . . . . . . . .          $1,666          $1,648          $1,294
=======================================================================================
DEPRECIATION AND AMORTIZATION:
   North America . . . . . . . . . . .             $63             $60             $56
   Other . . . . . . . . . . . . . . .              32              28              26
---------------------------------------------------------------------------------------
   TOTAL . . . . . . . . . . . . . . .             $95             $88             $82
=======================================================================================
CAPITAL EXPENDITURES:
   North America . . . . . . . . . . .             $53             $77             $86
   Other . . . . . . . . . . . . . . .              47             115             102
---------------------------------------------------------------------------------------
   TOTAL . . . . . . . . . . . . . . .            $100            $192            $188
=======================================================================================


1) 1997 includes a $30 million charge from CPC for consumer and corporate restructuring; $30 million for North American corn refining; $49 million for restructuring Other.1995 North America $(52) million and Other $15 million.

SUPPLEMENTAL
FINANCIAL INFORMATION                          CORN PRODUCTS INTERNATIONAL, INC.
-------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA

Summarized quarterly financial data is as follows:
------------------------------------------------------------------------------------------------------------------------------
$ MILLIONS                                                                 1ST QTR.      2ND QTR.       3RD QTR.     4TH QTR.
------------------------------------------------------------------------------------------------------------------------------

1997
   Net sales. . . . . . . . . . . . . . . . . . . . .                        337           $358           $360         $363
   Gross profit . . . . . . . . . . . . . . . . . . .                         21             33             42           42
   Restructuring and spin-off charges - net . . . . .                         --             65             18           --
   Net income (loss). . . . . . . . . . . . . . . . .                         (9)           (64)           (10)          11
------------------------------------------------------------------------------------------------------------------------------
1996
   Net sales  . . . . . . . . . . . . . . . . . . . .                       $348           $395           $400         $380
   Gross profit . . . . . . . . . . . . . . . . . . .                         57             48             37            1
   Net income (loss). . . . . . . . . . . . . . . . .                         15             14              8          (14)
------------------------------------------------------------------------------------------------------------------------------


FIVE-YEAR FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------------------------------------------------------
$ MILLIONS EXCEPT PER SHARE AMOUNTS                        1997             1996           1995           1994         1993
------------------------------------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
   Net sales  . . . . . . . . . . . . . . . . . . . .    $1,418           $1,524         $1,387         $1,385       $1,243
   Restructuring and spin-off charges - net . . . . .        83               --            (23)            12           --
   Net income (loss)  . . . . . . . . . . . . . . . .       (72)              23            135            100           99
   Basic earnings per common share  . . . . . . . . .    $(2.10)            $0.64          $3.79            --           --
------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

   Working capital . . . . . . . . . . . . . . . . .       $(72)            $147            $31           $106          $33
   Plants and properties - net . . . . . . . . . . .      1,057            1,057            920            830          792
   Total assets  . . . . . . . . . . . . . . . . . .      1,666            1,663          1,306          1,207        1,110
   Total debt  . . . . . . . . . . . . . . . . . . .        350              350            363            294          209
   Stockholders' equity. . . . . . . . . . . . . . .        936            1,025            600            550          484
   Shares outstanding, year-end in millions  . . . .         35.6
------------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA (1)
   Depreciation and amortization . . . . . . . . . .        $95              $88            $82            $80          $78
   Capital expenditures. . . . . . . . . . . . . . .        100              192            188            145          122
   Maintenance and repairs . . . . . . . . . . . . .         69               61             65             65           57
   Total employee costs. . . . . . . . . . . . . . .        142              170            164            149          177
------------------------------------------------------------------------------------------------------------------------------


1) All data is based on a 12 month fiscal year.

BOARD OF DIRECTORS

IGNACIO ARANGUREN-CASTIELLO
Chairman and Chief Executive
Officer, Arancia-CPC S.A.
de C.V.

ALFRED C. DECRANE, JR.
Former Chairman and Chief
Executive Officer, Texaco, Inc.

WILLIAM C. FERGUSON
Former Chairman and Chief
Executive Officer, NYNEX
Corporation

RICHARD G. HOLDER
Former Chairman and Chief
Executive Officer, Reynolds
Metals Company

BERNARD H. KASTORY
Senior Vice President,
Finance and Administration,
Bestfoods

WILLIAM S. NORMAN
President and Chief Executive
Officer, Travel Industry
Association of America

KONRAD SCHLATTER
Chairman and Chief Executive
Officer, Corn Products
International, Inc.

SAMUEL C. SCOTT
President and Chief Operating
Officer, Corn Products
International, Inc.

CLIFFORD B. STORMS
Attorney


CORPORATE OFFICERS

KONRAD SCHLATTER
Chairman and
Chief Executive Officer

SAMUEL C. SCOTT
President and
Chief Operating Officer

VICE PRESIDENTS

MARCIA E. DOANE
General Counsel and
Corporate Secretary

JAMES J. HIRCHAK
Human Resources

FRANK J. KOCUN
President, Cooperative
Management Group

EUGENE J. NORTHACKER
President,
Latin American Division

MICHAEL R. PYATT
Executive Vice President,
North American Division

JAMES W. RIPLEY
Chief Financial Officer

RICHARD M. VANDERVOORT
Business Development and
Procurement


TREASURER

CHERYL K. BEEBE


COMPTROLLER

JACK C. FORTNUM


INVESTOR INFORMATION

CORPORATE HEADQUARTERS
Corn Products International, Inc.
6500 South Archer Road
Bedford Park, Illinois 60501-1933
708.563.2400

ANNUAL REPORT, FORM 10K
Copies are available by writing to
Corn Products International, Inc.,
or by calling 708.563.6800.

INSTITUTIONAL INVESTOR INQUIRIES
Security analysts and investors
seeking information about
Corn Products International, Inc.
may contact John W. Scott by
writing to the Corn Products
address above, or by calling
201.894.0052.

STOCKHOLDER RECORDS
Inquiries relating to stockholder
records, stock transfer, and change
of address should be directed
to the transfer agent:
First Chicago Trust Company
of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500
201.324.0498 or 800.446.2617
or via the Internet at www.ftc.com

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
303 East Wacker Drive
Chicago, Illinois 60601
312.938.1000

STOCK EXCHANGE LISTING
New York Stock Exchange

TICKER SYMBOL
The ticker symbol for the
Company is CPO.

[CORN PRODUCTS INTERNATIONAL LOGO]












Corn Products International, Inc.
6500 South Archer Road
Bedford Park, Illinois 60501-1933                                    CPAR100028