Form 10-K, Exhibit 13
period 1998-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 1999-03-30
CIK 1046257

                                                                    EXHIBIT 13.1


MANAGEMENT DISCUSSION AND ANALYSIS
OVERVIEW AND OUTLOOK

Corn Products International, Inc., became an independent and public Company as of December 31,1997 after being spun off from CPC International Inc. (CPC), now Bestfoods. This discussion and the comparative financial statements included in this Annual Report were prepared by attributing the historical data for CPC's Corn Refining Business to the Company. The results for the periods prior to December 31,1997 were extracted from the consolidated results of CPC, of which the Company was an integral part until spun off as a separate operation. This may not necessarily be indicative of the result of operations or the financial position that the Company would have obtained during the periods shown had it been independent.

During our first year as an independent public company, Corn Products made considerable progress in improving profitability by focusing all its operations on pricing, volume, costs and efficiencies, and enhancing the quality of products and customer services. Our primary goal is to return to a satisfactory level of profitability. The Company's objective is to provide continuously increasing returns to our shareholders. Our strategy is to drive for delivered cost leadership in the markets we serve and maintain our market positions, in particular, our product leadership positions globally in dextrose and regionally in starch.

Our business grew solidly in 1998 as our North American business returned to profitability, although still below the profit levels we saw only a few years ago. The over-supply situation in the US sweeteners' marketplace which developed in 1996 for High Fructose Corn Syrup (HFCS), lead to significant price declines in 1997. The supply/demand balance improved in 1997 and continued to show improvement in 1998, but is still below historical levels. Profitability has not returned to the levels experienced in 1994 and 1995.

To date in 1999, the industry has been experiencing further improvement in utilization rates and the Company has experienced better margins. We intend to concentrate on restoring the United States to higher profitability, and plan to make investments that we expect to strengthen our largest regional business. This will include taking advantage of our positions throughout Canada, Mexico and the United States to maximize our regional strength.

In December 1998, the Company completed a transaction to acquire the majority control of Arancia-CPC, our joint venture in Mexico. Based on 1998 results, we expect this acquisition to add approximately $350 million in annual net sales and to place us solidly as the No. 3 producer in NAFTA.

In the Rest of the World, in 1998, the Company experienced continued volume growth, although at a slower pace than experienced in prior years. In many countries where we do business, the rate of economic progress of recent years slowed as the financial market turmoil, which began in Asia, spread to South America. The resulting reduced growth of some of our customers negatively impacted our profits returns in 1998 as demand weakened and limited our ability to adjust prices. In 1999, the Company anticipates improvement in some areas, but sees difficulties in areas such as Brazil after the devaluation of its currency in January of 1999. Our 70-year presence in South America has given us experience in how to successfully manage through turbulent economic times. We plan to further improve our solid South American business through timely growth investments. Elsewhere, we plan to selectively enhance our other geographic positions. At the start of 1999, we acquired the corn refining business of Bang-IL in South Korea, which we expect, based on 1998 results, will add $65 million in annual net sales in 1999.

RESULTS OF OPERATIONS

NET SALES. 1998 net sales grew 2 percent to $1,448 million from $1,418 million in 1997, with 4 percent higher volume. 1998 pricing was lower in some areas than in 1997, reflecting the passthrough of lower corn costs and lower exchange rates. However, in North America, net sales grew by 5 percent, including one month of additional sales from our Mexican operations, resulting from our increased investment. Pricing in the U.S. business rebounded from a disappointing 1997 with a 4 percent increase in net sales on 1 percent higher volume. The down cycle in HFCS, which hit a pricing low in 1997, improved somewhat in 1998, but still remains low versus historical levels. In Canada, lower pricing and lower exchange rates offset volume gains resulting in a 9 percent reduction in net sales. In the Rest of the World, net sales declined 2 percent as lower exchange rates and prices more than offset volume gains of 7 percent.

1997 net sales were down 7 percent from $1,524 million in 1996. The 1997 net sales decline came, despite 5 percent volume growth, as lower corn costs combined with excess supply in the HFCS business resulting in significantly lower prices. Excess supply was caused by significant new capacity coming on stream and a lower than expected increase in demand from Mexico.

COST OF SALES AND OPERATING EXPENSES. Cost of sales for 1998 was marginally lower than 1997, despite the 4 percent increase in volume. Lower cost of sales resulted from lower corn costs and operating efficiencies. Consequently, 1998 gross profit margins improved to 12 percent of sales, from 10 percent in 1997 and 9 percent in 1996. The North American business showed a significant turnaround in 1998; however, further improvement is still necessary to achieve an acceptable level of return. The Rest of the World operations continue to achieve good profit, although somewhat moderated, as the emerging markets work through the effects of the financial market turmoil. Cost of sales in 1997 was 7 percent below 1996. The high costs of corn experienced in 1996 declined during 1997. In 1996, cost of sales included a $40 million write down for certain liquidated corn futures positions, when corn prices fell sharply toward the end of the year.

Operating expense increased 6 percent to $101 million in 1998 from $95 million in 1997 and $88 million in 1996. The increase in 1998 operating expense was largely due to corporate costs associated with being a stand-alone entity. Excluding the increased corporate cost, 1998 operating expense declined 2 percent from the prior year.

Equity in earnings of unconsolidated affiliates improved in 1998, compared to 1997, primarily due to improved results in the Mexican joint venture.

RESTRUCTURING CHARGE. In 1997, the Company recorded a $94 million pre-tax ($71 million after tax) restructuring charge. The charge was primarily for severance and severance related costs for more than 200 employees, principally in the Company's international operations. The Company has used the majority of the restructuring provision.

SPIN-OFF COSTS. In 1997, the Company also recorded a $15 million pre-tax ($12 million after tax) charge for costs related to the spin-off of the Corn Refining Business from CPC.

OPERATING INCOME. Operating income for 1998 was $84 million, up from $48 million in 1997, excluding special charges for spin-off and restructuring. In North America, 1998 operating income improved $50 million from 1997 reflecting improved margins in HFCS and glucose, and solid results in Mexico. In the Rest of the World, operating income was down 7 percent to $76 million dollars from the $82 million achieved in 1997.

Excluding the restructuring charge and spin-off costs described above, 1997 operating income declined 26% from 1996 to $48 million, primarily attributable to the unfavorable high fructose pricing situation in North America.

FINANCING COSTS. 1998 financing costs decreased approximately 50 percent to $13 million from $28 million in 1997, as the Company significantly reduced its borrowings through most of the year. Lower borrowings resulted from better operating performance and the consequent improved cash flow.

1997 financing costs were in-line with 1996 as debt allocated by CPC (the then parent company) and interest rates both remained relatively stable.

PROVISION FOR INCOME TAXES. The Company's effective tax rate for 1998 was 35 percent. This represents the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States. In 1997, the Company reported a pre-tax loss arising from restructuring and spin-off charges. The tax benefit rate attributed to these special items was 24 percent. The tax rate attributed to 1997 operating profits was 35 percent. This resulted in a net effective rate of 21 percent for 1997. The effective rate in 1996 of 33.6 percent was an assumed rate for CPC.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. In 1997, the Company recorded a $3 million after-tax charge because of a change in accounting principal. The change in accounting principal resulted from a pronouncement by the Emerging Issues Task Force (EITF) requiring companies to expense certain previously capitalized reengineering costs.

NET INCOME. Net income for 1998 totaled $43 million compared to $11 million in 1997, excluding the after tax effect of special charges in 1997. The improvement in net income largely reflects the improvement in the North American business, as well as the lower financing costs. The 1997 net loss was $75 million, including the special charges for restructuring, spin-off and the cumulative effect of change in accounting principal. 1996 net income was $23 million, reflecting adverse corn prices and the write-down of corn futures.

Earnings per share increased to $1.19 per fully diluted share, up from the $0.30 per share before the restructuring and spin-off costs and change in accounting principle, or a loss of $2.10 after these charges.

LIQUIDITY & CAPITAL RESOURCES

Total assets increased to $1,946 million from $1,666 million at December 31, 1997. This increase was the result of the consolidation of the Mexican operations resulting from the Arancia transaction, which added $400 million in assets. Excluding this transaction, total assets declined $120 million, reflecting the repayment of a $60 million loan made by the Company to Arancia-CPC earlier in the year. The proceeds from the loan, along with cash, were used to repay $114 million in revolving debt in the United States and Canada. The effect of weaker currencies also reduced total assets.

In the past five years, the Company has invested over $700 million in capital projects and modernized or expanded most of its plants in line with projected market demand. The Company plans to continue investing to meet customer demand and drive for delivered cost leadership.

NET CASH FLOWS. Cash flows in 1998 continued to fund the Company's working capital, capital expenditure program and a modest dividend payment. Net cash flows from 1998 operations were $90 million, down from $215 million in 1997. The 1997 cash flows included the results of the additional quarter in operations outside of North America due to the change in the year-end reporting period. 1997 cash flows from operations was exceptionally high, despite the net loss for the year, and resulted from reductions in trade working capital combined with the adjustment for the restructuring charge and spin-off costs described above. In 1996, lower net income, together with higher working capital, resulted in a negative cash flow from operations.

Cash used for investing activities in 1998 was $60 million, compared to $133 million in 1997. This resulted from lower capital expenditures of $91 million, compared to $116 million in 1997, the receipt of the repayment of the $60 million loan noted above and the initial payment on the Mexican transaction. In 1996, The Company expended $251 million for investing activities. This amount included $191 million for net capital expenditures and the $60 million loan to the Company's Mexican joint venture to fund capital projects, which was repaid in 1998.

The Company has a $340 million 5-year revolving credit facility in the United States due December 2002. Outstanding borrowings against the revolver at December 31, 1998, were $152 million at a rate of 5.45 percent. Long-term debt assumed in conjunction with the Arancia-CPC transaction amounts to $154 million. The current portion of long term debt is $7 million. The Company also has a number of short-term credit facilities in its foreign operations consisting of operating lines of credit. The Company expects these credit facilities, together with cash flow from operations, to provide sufficient operating funds for capital expenditures in support of its business strategies.

RISK AND UNCERTAINTIES

The Company operates in one business segment and in 22 countries. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. The Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results. The Company also has policies to handle other financial risks discussed below.

COMMODITY COSTS. The Company's finished products are made primarily from corn. Purchased corn accounts for 40 percent to 65 percent of finished product costs. In North America, the Company sells a large portion of finished product at firm prices established in supply contracts lasting for periods of up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, the Company enters into corn futures contracts, or takes hedging positions in the corn futures market. From time to time, the Company may also enter into anticipatory hedges. These contracts typically mature within one year. At expiration, the Company settles the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures the Company is hedging generally offset such fluctuations. While the corn futures contracts or hedging position are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. In the Rest of the World, sales of finished product under long-term firm-priced supply contracts are not material.

Based on the Company's overall commodity hedge exposure at December 31, 1998, a hypothetical 10% change in market rates applied to the fair value of the instruments would have no material impact on the Company's earnings, cash flows, financial position, or fair value of commodity price risk sensitive instruments over a one-year period.

INTERNATIONAL OPERATIONS AND FOREIGN EXCHANGE. For more than 70 years, the Company has operated a multinational business subject to the risks inherent in operating in foreign countries and with foreign currencies. The Company's US Dollar denominated results are subject to foreign exchange fluctuations, and its non-US operations are subject to political, economic and other risks.

The Company primarily sells world commodities and; therefore, believes that local prices will adjust relatively quickly to offset the effect of a local devaluation. Corn Products generally does not enter into foreign currency hedging transactions. The Company's policy is to hedge only commercial transactions denominated in a currency other than the currency of the country in which the operating unit responsible for the transaction is located.

INTEREST RATE EXPOSURE. Approximately 60 percent of the Company's borrowings are short term credit facilities with floating interest rates. In the future, the Company may convert a portion of the current debt into a longer term fixed rate instrument. The remaining 40 percent of the Company's debt is long term with variable interest rates primarily tied to LIBOR. Should short-term rates change, this could affect our interest costs: current economic projections do not indicate a significant change in the interest rate in the near furtue.

READINESS FOR THE YEAR 2000. The Year 2000 (Y2K) issue is the result of certain computer programs using two digits rather than four to define the applicable year. During 1997, the Company developed a plan (the Program) to address the Year 2K issue and began converting its computer systems to be Y2K compliant. The Company established a team with appropriate senior management support to identify and correct Y2K issues. The Company expects to fix or replace internal software where necessary. This includes software in all of the Company's manufacturing plants, building facilities and business systems. If not corrected, affected computer applications could fail or create erroneous results.

The Program involves assessment, evaluation, testing and remediation. During 1998, the Company substantially completed the assessment phase of the Program and prioritized these systems based on their criticality to business operations, and began evaluation and remediation. Evaluation involves the analysis of identified information technology (IT) and non-IT systems for Y2K compliance. Remediation includes rewriting code in existing software, installation of new software and replacement of non-compliant equipment. As of December 31, 1998, considerable progress had been made in remediation. In addition, through the use of third party consultants, the Company continues an ongoing process of evaluating vendor statements and publicly available information about the Y2K compliance of various systems in operation at its sites. The Company intends to modify or replace systems, as appropriate, which appear non-compliant, particularly those of high or medium priority.

Y2K compliance depends not only on our internal manufacturing and administrative processes, but also on the ability of the different participants in the supply chain to interchange products, services, and information without interruption. The Company also is communicating with suppliers and service providers to ascertain whether the equipment and services provided by them will be Y2K compliant. Until the Company receives and analyzes responses from suppliers and providers, the Company cannot assess the potential impact of third party supplier and service provider Y2K issues.

The Company is exploring alternative solutions and developing contingency plans for handling mission critical areas in the event that remediation is unsuccessful. The Company anticipates that contingency plans may include the stockpiling of necessary supplies, the build-up of inventory, creation of computerized or manual back-up systems, replacement of vendors, and addition of new vendors. The Company expects to complete the Program, including establishment of contingency plans, in August 1999.

The Company currently estimates the total costs of the Program to achieve Y2K readiness at $10 to $14 million of expense. Planned capital expenditures indirectly related to Y2K, could add an additional $5 to $7 million to the cost of the Program. As of December 1998, the direct costs incurred by the Program to remediate Y2K issues were $7 million and capital expenditures indirectly related to Y2K were an additional $1.

Corn Products' Y2K plan is subject to a variety of risks and uncertainties. Some of the risks and uncertainties are beyond the Company's control, such as the Y2K preparedness of third party vendors and service providers and unidentified issues with hardware, software and embedded systems. The Company can not assure that it will successfully complete the Program on a timely basis, achieving Y2K readiness prior to January 1, 2000, or a prior critical failure date. The Company's failure to successfully complete the Y2K project could have a material adverse impact on its ability to manufacture and/or deliver its products.

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements concerning the Company's financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. These statements contain certain inherent risks and uncertainties. Although the Company believes its expectations reflected in such forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that such expectations will prove correct and that actual results and developments may differ materially from those conveyed in such forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements herein include fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general economic, business and market conditions in the various geographic regions and countries in which the Company manufactures and sells its products, including fluctuations in the value of local currencies; increased competitive and/or customer pressure in the corn refining industry; and Year 2000 preparedness. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report. If the Company does update or correct one or more forward-looking statements, investors and others should not conclude that the Company will make additional updates or corrections with respect thereto or with respect to other forward-looking statements. For a further description of risk factors, see the Company's Annual report on Form 10-K for the year ended December 31, 1998.

REPORT OF MANAGEMENT

THE MANAGEMENT OF CORN PRODUCTS is responsible for the financial and operating information contained in this Annual Report, including the financial statements covered by the independent auditors' report. The statements were prepared in conformity with United States generally accepted accounting principles and include, where necessary, informed estimates and judgements.

The results for the periods prior to January 1, 1998 were extracted from the consolidated results of CPC International, Inc., of which the Company was an integral part until it was spun off as a separate operation on December 31, 1997. Those results may not necessarily be indicative of the results of operations or financial position that would have been obtained if the Company had been a separate, independent company during the periods shown.

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

The Company's financial statements are reviewed by its Audit Committee, which is composed entirely of outside Directors. This Committee meets periodically with the independent auditors and management to review the scope and results of the annual audit, interim reviews, internal controls, internal auditing, and financial reporting matters. The independent auditors have direct access to the Audit Committee.



James W. Ripley
Chief Financial Officer
January 29, 1999

REPORT OF INDEPENDENT AUDITORS



KPMG

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CORN PRODUCTS INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for business process reengineering costs in 1997.



KPMG LLP
Chicago, Illinois
January 29, 1999

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF INCOME


YEAR ENDED DECEMBER 31
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)


                                                          -------    -------    -------
                                                            1998      1997       1996
                                                          -------    -------    -------
Net sales                                                 $ 1,448    $ 1,418    $ 1,524
Cost of sales                                               1,277      1,280      1,381
                                                          -------    -------    -------
GROSS PROFIT                                                  171        138        143
                                                          -------    -------    -------

Selling, general and administrative costs                     101         95         88
Restructuring and spin-off costs - net                         --        109         --
Equity in (earnings) of unconsolidated affiliates             (14)        (5)       (10)
                                                          -------    -------    -------
                                                               87        199         78
                                                          -------    -------    -------

OPERATING INCOME (LOSS)                                        84        (61)        65

Financing costs                                                13         28         28
                                                          -------    -------    -------

Income (loss) before income taxes and minority interest        71        (89)        37
(Provision) benefit for income taxes                          (25)        19        (12)
Minority stockholder interest                                  (3)        (2)        (2)
                                                          -------    -------    -------

NET INCOME (LOSS) BEFORE CHANGE IN ACCOUNTING PRINCIPLE        43        (72)        23
Cumulative effect of change in accounting principle net
of income tax benefits of $2 million                           --          3         --
                                                          -------    -------    -------

                                                          =======    =======    =======
NET INCOME (LOSS)                                         $    43    $   (75)   $    23
                                                          =======    =======    =======


Weighted average common shares outstanding:
Basic                                                        36.0       35.6       35.6
Diluted                                                      36.1       35.6       35.6

Earnings (loss) per common share*
Basic and diluted:
Net income before change in accounting principle          $  1.19    $ (2.02)   $  0.64
Cumulative effect of change in accounting principle            --    $ (0.08)        --


Net income (loss) per common share                        $  1.19    $ (2.10)   $  0.64


See notes to the consolidated financial statements.
* 1997 and 1996 per share amounts are pro forma.

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED BALANCE SHEETS


AS OF DECEMBER 31
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                                   1998       1997
                                                                                        --------   --------
ASSETS
      CURRENT ASSETS
           Cash and cash equivalents                                                    $    36    $    85
           Accounts receivable - net                                                        224        182
           Inventories                                                                      175        123
           Prepaid expenses                                                                   6         13
           Deferred tax asset                                                                24         20
----------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                                  465        423
----------------------------------------------------------------------------------------------------------
      Property, plant and equipment
           Land                                                                              54         52
           Buildings                                                                        668        496
           Machinery and equipment                                                        1,931      1,650
----------------------------------------------------------------------------------------------------------
      Total  property, plant and equipment, at cost                                       2,653      2,198
           Less accumulated depreciation                                                 (1,355)    (1,141)
----------------------------------------------------------------------------------------------------------
                                                                                          1,298      1,057
      Investments in and loans to unconsolidated subsidiaries                                28        168
      Goodwill, net of accumulated amortization                                             129         --
      Other assets                                                                           26         18
----------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                      $ 1,946    $ 1,666
==========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
      CURRENT LIABILITIES
           Short term borrowings and current portion of long term debt                  $   250    $   337
           Accounts payable                                                                  96         90
           Accrued liabilities                                                               59         69
----------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                             405        496
----------------------------------------------------------------------------------------------------------
      Non-current liabilities                                                                63         37
      Long-term debt                                                                        154         13
      Deferred taxes on income                                                              180        128
      Minority stockholders' interest                                                        91          6
STOCKHOLDERS' EQUITY
           Preferred stock - authorized 25,000,000 shares-
                         $0.01 par value, none issued                                        --         --
           Common stock - authorized 200,000,000 shares-
                         $0.01 par value - 37,611,396 and 35,594,360 issued
                         and outstanding on December 31, 1998 and
                         December 31, 1997, respectively                                      1          1
           Additional paid in capital                                                     1,066      1,008
           Less:  Treasury stock (common stock; 51,374 shares in 1998) at cost               (1)        --
           Deferred compensation - restricted stock                                          (2)        --
           Accumulated comprehensive income (loss)                                          (48)       (23)
           Retained earnings                                                                 37         --
----------------------------------------------------------------------------------------------------------
      TOTAL STOCKHOLDERS' EQUITY                                                          1,053        986
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                1,946    $ 1,666
==========================================================================================================

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. -
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


YEAR ENDED DECEMBER 31
(IN MILLIONS)
                                     ----    ----    ----
                                     1998    1997    1996
                                     ----    ----    ----
NET INCOME (LOSS)                    $ 43    $(75)   $ 23
Other comprehensive income/loss
   Currency translation adjustment    (25)    (11)     (2)
                                     ----    ----    ----
COMPREHENSIVE INCOME (LOSS)          $ 18    $(86)   $ 21
                                     ====    ====    ====

See notes to the consolidated financial statements.



CORN PRODUCTS INTERNATIONAL, INC. -
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(IN MILLIONS)                       COMMON    ADDITIONAL   TREASURY      DEFERRED        ACCUMULATED       RETAINED        NET
                                    STOCK      PAID-IN      STOCK      COMPENSATION     COMPREHENSIVE     EARNINGS    STOCKHOLDER
                                               CAPITAL                                  INCOME (LOSS)                 INVESTMENT
                                    ------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995           $0            $0         $0          $0             $(10)                $0        $610
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                                             23
Transfer from CPC, net                                                                                                   404
   Currency translation                                                                    (2)
      adjustment
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996           $0            $0         $0          $0             $(12)                $0      $1,037
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                                            (75)
   Net income for the change in                                                                                           10
      reporting period
    Transfer from CPC, net                      1,008                                                                   (972)
    Currency translation                                                                  (11)
      adjustment
    Stock issued in connection        1
      with spin-off
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997           $1        $1,008         $0          $0             $(23)                $0          $0
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                                 43
   Dividends declared                                                                                         (6)
   Issuance of common stock in
      connection with                              51
      acquisition
   Issuance of common stock                         6
      as compensation
   Deferred compensation -                                                (2)
      restricted stock
   Stock options exercised                          1
   Purchase of treasury stock                                 (1)
   Translation adjustment                                                                 (25)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998           $1        $1,066        $(1)        $(2)            $(48)               $37          $0
====================================================================================================================================

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. - Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31
( in millions)


                                                                           1998      1997     1996
                                                                          ------    ------   ------
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES
    Net income (loss)                                                      $  43    $ (75)   $  23
    Net income for the change in reporting period                             --       10       --
    Non-cash charges (credits) to net income:
       Depreciation and amortization                                          95      103       88
       Restructuring and spin-off charges                                     --      109       --
       Cumulative effect of change in accounting principle - net              --        3       --
       Deferred taxes                                                         10       10      (17)
       Other - net                                                            --        1      (23)
       Equity in earnings of unconsolidated affiliates                        --       --       (1)
       Changes in trade working capital:
          Accounts receivable and prepaid items                               (5)      34      (95)
          Inventories                                                        (32)      34      (50)
          Income taxes                                                         3       --       --
          Other assets                                                        (5)      --       --
          Accounts payable and accrued liabilities                           (19)     (14)     (30)
---------------------------------------------------------------------------------------------------
    Net cash flows from (used for) operating activities                       90      215     (105)
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
    Capital expenditures                                                     (91)    (116)    (192)
    Proceeds from disposal of plants and properties                            2        4        1
    Payment for acquisition, net of cash of $15 million acquired             (31)      --       --
    Investments in and loans to unconsolidated affiliates                     60      (21)     (60)
---------------------------------------------------------------------------------------------------
    Net cash flows used for investing activities                             (60)    (133)    (251)
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
    Payments on short term borrowings, net of proceeds                       (86)      --      (12)
    Payments on long term debt, net of proceeds                              (10)     (23)     (35)
    Other non-current liabilities                                             21       --       --
    Dividends paid                                                            (3)      --       --
    Cost of common stock repurchased                                          (1)      --       --
    Increase (decrease) in transfer from CPC International, Inc., net         --       (6)     404
---------------------------------------------------------------------------------------------------
    Net cash flows from (used for) financing activities                      (79)     (29)     357
---------------------------------------------------------------------------------------------------

    Increase (decrease) in cash and cash equivalents                         (49)      53        1

    Cash and cash equivalents, beginning of period                            85       32       31
===================================================================================================
    Cash and cash equivalents, end of period                               $  36    $  85    $  32
===================================================================================================

Supplemental cash flow information:
      Interest paid                                                        $  11    $  19    $  19
      Income taxes paid                                                    $  12    $  10    $  11


See notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

     On February 26, 1997, the Board of Directors of CPC International Inc. approved the spin-off of CPC's corn refining and related business (the "Corn Refining Business") to its stockholders. As a result of the spin-off on December 31, 1997, CPC distributed 100 percent of the Company's common stock (the "Corn Products Common Stock") through a special dividend to its stockholders. The financial statements at December 31, 1997 reflect the effects of the spin-off. The Company carries its assets and liabilities at historical cost. The historical actions of CPC's Corn Refining Business, including CPC'S accounting policies, are attributable to the Company. The financial results for the years ended December 31, 1996 and 1997 included in these financial statements are not necessarily indicative of the results that would have occurred if the Company had been an independent public company during that time.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

     CHANGES IN REPORTING PERIOD - Prior to the 1998 financial year, the accounts of subsidiaries outside of North America were based on fiscal years ending September 30; however, as of December 31, 1997 the Company changed the fiscal year end for its subsidiaries located outside North America to that of its North American operation, which is the calendar year. The results of the three-month stub period for 1997 were included as an adjustment of shareholders' equity.

     FOREIGN CURRENCY TRANSLATION - Assets and liabilities of foreign subsidiaries other than those in highly inflationary economies are translated at current exchange rates with the related translation adjustments reported as a separate component of stockholders' equity. Income statements accounts are translated at the average exchange rate during the period. In highly inflationary economies where the U.S. dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates.

     CASH AND CASH EQUIVALENTS - Cash equivalents consist of all investments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

     INVENTORIES are stated at the lower of cost or market. In the United States, corn is valued at cost on the last-in, first-out method. Had the first-in, first-out method been used for US inventories, the carrying value of these inventories would have increased by $7.8 million and $10.5 million in 1998 and 1997, respectively. Outside the United States, inventories generally are valued at average cost.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets at rates ranging from 10 to 50 years for buildings and 5 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. Long-lived assets are reviewed for impairment whenever the facts and circumstances indicate that the carrying amount may not be recoverable.

     INVESTMENTS IN UNCONSOLIDATED AFFILIATES are carried at cost or less, adjusted to reflect the Company's proportionate share of income or loss less dividends received.

     GOODWILL - Goodwill represents the excess of cost over fair value of net assets acquired and is being amortized over a period of 40 years using the straight-line method. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. Negative operating results, negative cash flows from operations, among other factors, could be indicative of the impairment of goodwill. If this review indicates that goodwill will not be recoverable, the Company's carrying value of the goodwill would be reduced.

     INCOME TAXES - Deferred income taxes reflect the difference between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted. The Company makes provisions for estimated US and foreign income taxes, less available tax credits and deductions, that may be incurred on the remittance by the Company's subsidiaries of undistributed earnings, except those deemed to be indefinitely reinvested.

     COMMODITIES - The Company follows a policy of hedging its exposure to commodity fluctuations with commodities futures contracts for its North American corn purchases. All firm priced business is hedged, other business may or may not be hedged at any given time based on management's decisions as to the need to fix the cost of such raw materials to protect the Company's profitability. Realized gains and losses arising from such hedging transactions are considered an integral part of the cost of these commodities and are included in the cost when purchased.

     EARNING PER COMMON SHARE - Basic earnings per common share have been computed by dividing net income (loss) by the weighted average shares outstanding, 36.0 million at December 31, 1998, and 35.6 million at December 31, 1997, the distribution date. For the purpose of this calculation and the diluted earnings per share, the shares outstanding at December 31, 1997, were assumed to be outstanding for all prior periods. Diluted earnings per share has been computed by dividing net income (loss) by the weighted average shares outstanding at December 31, 1998 and 1997, including the dilutive effects of stock options outstanding for a total of
     36.1 million and 35.6 million, respectively. 1997 and 1996 EPS have been presented on a pro forma basis, assuming 35.6 million shares were outstanding.

     RISK AND UNCERTAINTIES - The Company operates in one business segment and in more than 20 countries. In each country, the business is subject to varying degrees of risk and uncertainty. It insures its business and assets in each country against insurable risks in a manner that it deems appropriate. Because of its diversity, the Company believes that the risk of loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. Additionally, the

     Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results.

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

     CHANGE IN ACCOUNTING PRINCIPLE - In November 1997 Emerging Issues Task Force (EITF) issued No. 97-13 "Accounting for Business Process Reengineering Costs," which requires that certain costs related to reengineering business processes either done separately or in conjunction with an information technology project be expensed rather than capitalized. This requirement was effective in the fourth quarter of 1997 and required that any unamortized balance of previously capitalized costs be expensed and treated as a change in accounting principle. Accordingly, for the year ended December 31, 1997, the Company recorded a cumulative effect of a change in accounting principle of $5 million before taxes, $3 million after taxes, or $0.08 per common share.

     REPORTING COMPREHENSIVE INCOME - Comprehensive income is a more inclusive financial reporting methodology, which includes disclosure of certain financial information that has not historically been recognized in the calculation of net income. Other comprehensive income refers to revenues, expenses, gains and losses, which, under generally accepted accounting principles, have previously been reported as separate components of equity such as currency translation. The Company has adopted this reporting for the current year.

     SEGMENTAL INFORMATION - The Company is in one business segment - corn refining - and produces a wide variety of products.

     EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS (SFAS 132) - SFAS 132 supercedes the disclosure requirements in SFAS 87, Employers' Accounting for Pensions, and SFAS 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The Company has adopted SFAS 132 for the current year. There was no effect on the results of operations or financial position.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 1999. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The derivative's change in fair value, which is not directly offset by hedging, will be immediately recognized in earnings.

     RECLASSIFICATIONS - Certain reclassifications have been made to the 1997 financial statements to conform to the 1998 presentation. These reclassifications had no effect on previously recorded net income or shareholders' equity.

NOTE 3 - MEXICAN TRANSACTION

     During the first quarter of 1995, the Company entered into a joint venture with Arancia, S.A. de C.V. (the "Joint Venture"), a corn refining business located in Mexico. This investment had been accounted for under the equity method. In October 1998, the Company entered into certain agreements to acquire the remaining interest in its joint venture in three transactions over the next several years. The closing of the initial transaction occurred on December 1, 1998, whereby the Company obtained effective control of the Joint Venture through the issuance of common stock and the payment of cash. The Company has the option to acquire all of the remaining interest in the Joint Venture in two additional transactions. The acquisition has been accounted for under the purchase method of accounting. The fair value of the net assets of the joint venture at December 1, 1998 was $136 million, in addition the Company recorded goodwill of $127 million. The Company has reflected the series of transactions as if they were completed on December 1, 1998. The future installment payments are reflected as minority stockholder's interest and will accrue interest at the same rate as the Company's short term US credit facility, which at December 31, 1998, was 5.45%.

     The acquired assets and assumed liabilities as of December 1, 1998 were composed of the following:


(in millions)
-------------------------------------------------------------
Working capital                                         $ 51
Fixed assets                                             266
Other assets                                               3
Long term debt                                           152
Other liabilities                                         32


Had the acquisition been made at the beginning of 1997, the Company's pro forma unaudited results would have been:


(in millions, except per share amounts)

Year ended December 31                           1998        1997
-------------------------------------------------------------------
Net sales                                       $1,784      $1,744
Net earnings (loss)                                 46         (84)
Earnings (loss) per share                         1.22       (2.30)



     The unaudited pro forma results are not necessarily indicative of the results that would have been attained had the acquisition occurred at the beginning of 1998 or of results that may be expected in the future.

NOTE 4 - SPIN-OFF AND RESTRUCTURING

     SPIN-OFF FROM AND TRANSACTIONS WITH CPC, NOW BESTFOODS

     On December 31, 1997, CPC distributed 100 percent of the Corn Products common stock through a special dividend to its shareholders. After the spin-off, CPC had no direct ownership of the Company. In connection with the spin-off, the Company entered into various agreements for the purpose of governing certain of the ongoing relationships between CPC and the Company after the distribution.

     The Company has entered into a tax indemnification agreement that requires the Company to indemnify CPC against tax liabilities arising from the loss of the tax-free reorganization status of the spin-off. This agreement could restrict the Company, for a two-year period ending December 31, 1999, from entering into certain transactions, including limitations on the liquidation, merger or consolidation with another company, certain issuance and redemption of our common stock and the distribution or sale of certain assets.

     A master supply agreement was negotiated to supply CPC and its affiliates with certain corn refining products at prices based generally on prevailing market conditions for a minimum two-year term, ending December 31, 1999, which can be renewed upon the agreement of both parties. The Company had sales to CPC for the year ended December 31, 1998, of $161 million. Prior to the spin-off, intercompany sales with CPC for the years ended December 31, 1997, and 1996, amounted to $177 million, and $157 million, respectively.

     RESTRUCTURING CHARGES - NET AND SPIN-OFF COSTS

     In 1997, the Company recorded a $94 million pretax restructuring charge and a $15 million pre-tax spin-off charge from CPC. The restructuring charge, $76 million of which was utilized in 1997, and $9 million of which was utilized in 1998, includes the costs of the separation of facilities that were used by CPC to produce both consumer foods and corn-derived products, employee costs, and other charges. The spin-off charge utilized entirely during 1997 encompassed the direct costs of the spin-off, including legal, tax and investment banking fees. The remaining $9 million will be utilized in 1999.

NOTE 5 - FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash equivalents, accounts receivable, accounts payable and debt approximate fair values.

     COMMODITIES

     At December 31, 1998 and 1997, the Company had open corn commodity futures contracts of $295 million and $154 million, respectively. Contracts open for delivery beyond March 31, 1999, amounted to $224 million, of which $61 million is due in May 1999, $56 million is due in July 1999, $41 million is due in September 1999, $55 million is due in December 1999, and $11 million is due in March 2000. At December 31, 1998, the price of corn under these contracts was $12 million above market quotations of the same date.

NOTE 6 - FINANCING ARRANGEMENTS

     The Company had total debt outstanding of $404 million and $350 million on December 31, 1998 and 1997, respectively. Short-term borrowings in the United States and Canada consist primarily of unsecured credit lines, which provide for a maximum of $340 million and $49 million, respectively in borrowings. In addition the Company has various local country lines of credit for operations.

     At December 31, short-term borrowings consist of the following:


            (in millions)                                                       1998   1997
                                                                                ----   ----
            US revolving credit facility (5.45%)                                $152   $190
            Canadian line of credit (5.40% - 6.75% interest)                      24    100
            Other borrowings in various currencies (6.30% - 46% interest)         67     44
            Current portion of long-term debt                                      7      3
            -------------------------------------------------------------------------------
                            Total                                               $250   $337
            ===============================================================================

     Long-term debt consists of the following at December 31:



           (in millions)                                                       1998   1997
                                                                               ----   ----
           Mexican Export Credit, due 2000 at LIBOR + 1.49%                    $ 24   $ --
           Mexican Import Credit Facility, due 2001 at LIBOR + 1.75%             40     --
           Mexican Import Credit Facility, due 2007 at LIBOR + 3.30%             60     --
           Other, due in varying amounts through 2007, fixed and floating
             interest rates ranging from 5.9% - 18%                              39     16
           -------------------------------------------------------------------------------
                    Total                                                      $161   $ 16
           -------------------------------------------------------------------------------

           Less current maturities                                                7      3

           -------------------------------------------------------------------------------
                    Long-term debt                                             $154   $ 13
           ===============================================================================

     Maturities of long-term debt are $31 million in 2000, $47 million in 2001, $4 million in 2002, $72 million in 2003 and thereafter. The LIBOR rate at December 31, 1998 was 5.06%.

NOTE 7 - LEASES


     The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense under operating leases was $18.7 million, $18.3 million, and $12.2 million in 1998, 1997 and 1996, respectively. Minimum lease payments existing at December 31, 1998 are shown below:


----------------------------------------------------------------------
(IN MILLIONS)
                         YEAR               MINIMUM LEASE PAYMENT
----------------------------------------------------------------------
                         1999                       $16.9
                         2000                        15.1
                         2001                        10.1
                         2002                         7.3
                  Balance thereafter                 34.3



NOTE 8 - INCOME TAXES

     Income before income taxes and the components of the provision for income taxes are shown below:

-------------------------------------------------------------------------
(in millions)                                       1998    1997     1996
-------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES:
     United States                                 $   8   $(128)   $ (20)
     Outside the United States                        63      39       57
-------------------------------------------------------------------------
       Total                                       $  71   $ (89)   $  37
-------------------------------------------------------------------------
PROVISION FOR INCOME TAXES:
Current tax expense
     US federal                                        1     (31)      27
     State and local                                   1      (4)      (2)
     Foreign                                          13       6        4
-------------------------------------------------------------------------
       Total current                               $  15   $ (29)   $  29
-------------------------------------------------------------------------
Deferred tax expense (benefit)
     US federal                                        5       7      (22)
     State and local                                  --       2        1
     Foreign                                           5       1        4
-------------------------------------------------------------------------
       Total deferred                                 10      10      (17)
-------------------------------------------------------------------------
Total provision (benefit)                          $  25   $ (19)   $  12
=========================================================================

     The tax effects of significant temporary differences, which comprise the deferred tax liabilities and assets at December 31, 1998 and 1997, are as follows:


----------------------------------------------------------------
(in millions)                                        1998   1997
----------------------------------------------------------------
Plants and properties                                $210   $134
Pensions                                              --      13
----------------------------------------------------------------
Gross deferred tax liabilities                        210    147
----------------------------------------------------------------
Restructuring reserves                                  2     11
Employee benefit reserves                              11     14
Pensions                                                4     --
Other                                                  35     14
----------------------------------------------------------------
Gross deferred tax assets                              52     39
----------------------------------------------------------------
Valuation allowance                                     2     --
----------------------------------------------------------------
Total deferred tax liabilities                       $156   $108
================================================================


     Total net deferred tax liabilities and assets shown above included current and non-current elements. CPC is responsible for substantially all income taxes prior to December 31, 1997, under the terms of the distribution; accordingly the valuation allowance was reduced to zero at December 31, 1997. The Company recorded a valuation allowance in the amount of $2 million at December 31, 1998, to reflect the estimated amount of deferred tax assets which, more likely than not, will not be realized.

     A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:


---------------------------------------------------------------------------
                                                1998       1997      1996
---------------------------------------------------------------------------
Provision for tax at US statutory rate          35.0%     (35.0)%     35.0%
Taxes related to foreign income                 (2.3)      (7.5)      (0.6)
State and local taxes - net                      0.5       (1.5)      (0.5)
Restructuring and spin-off charges                --       14.0         --
Other items - net                                1.8        8.7       (0.3)
---------------------------------------------------------------------------
Provision at effective tax rate                 35.0%     (21.3)%     33.6%
===========================================================================

     The effective tax rate in 1998 was 35 percent. This reflects foreign tax rates in countries where statutory rates are lower than the US statutory rate.

     The effective rate in 1997 on the tax benefit of 21.3 percent derived from a lower benefit associated with the restructuring and spin-off charges, lower tax on average from foreign jurisdictions and an assumed rate for CPC International Inc.

     Taxes that would result from dividend distributions by foreign subsidiaries to the United States are provided to the extent dividends are anticipated. As of December 31, 1998, approximately $214 million of retained earnings of foreign subsidiaries are retained indefinitely by the subsidiaries for capital and operating requirements.

NOTE 9 - PENSION PLANS AND OTHER POST-RETIREMENT BENEFIT PLANS

     The Company and its subsidiaries have a number of non-contributory defined benefit pension plans covering substantially all employees in the US and Canada, including certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of services. The Company's general funding policy is to provide contributions within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company's policy in those countries is to make the contribution required by the terms of the plan. Domestic plan assets consist primarily of common stock, real estate, corporate debt securities and short-term investment funds.

     Effective January 1, 1998, the plan for domestic salaried employees was amended to a defined benefit "cash balance" pension plan, which provides benefits based on service and company credits to the employee's accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

     The Company also provides health care and life insurance benefits for retired employees in the United States and Canada. Effective January 1, 1998, the Company amended its US post-retirement medical plans for salaried employees to provide Retirement Health Care Spending Accounts. The Company provides access to retiree medical insurance post-retirement. US salaried employees accrue an account during employment, which can be used after employment to purchase post-retirement medical insurance from the Company and Medigap or Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount, indexed for inflation annually during employment. The accounts accrue interest credits using a rate equal to a specified amount above the yield on 5-year Treasury notes. These employees become eligible for benefits when they meet minimum age and service requirements. The Company accrues a flat dollar amount on an annual basis for each domestic salaried employee. These amounts, plus credited interest, can be used to purchase post-retirement medical insurance. The Company has the right to modify or terminate these benefits.

     A reconciliation of the changes in the plans' benefit obligations, fair value of assets, and the plans' funded status reconciled to the amounts recognized on the balance sheet on December 31, 1998 and 1997 are as follows:


                                                       PENSION BENEFITS   OTHER BENEFITS
(in millions)                                           1998     1997      1998    1997
CHANGE IN BENEFITS OBLIGATION
Benefit obligation at beginning of year                $  97      147    $  15       13
Service cost                                               3        4        1        1
Interest cost                                              7        7        1        1
Benefit obligation transferred                          --        (60)    --       --
Benefits paid                                             (3)      (1)    --       --
---------------------------------------------------------------------------------------
Benefit obligation at end of year                      $ 104       97    $  17       15
=======================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year         $ 105      141     --       --
Actual return on plan assets                               7       25     --       --
Plan assets transferred                                 --        (60)    --       --
Benefits paid                                             (3)      (1)    --       --
---------------------------------------------------------------------------------------
Fair value of plan assets at end of year               $ 109      105     --       --
=======================================================================================
Funded status                                          $   5    $   8    ($ 17)   ($ 15)
Unrecognized net actuarial loss (gain)                   (19)     (24)    --         (1)
Unrecognized prior service cost                            5        5       (5)      (4)
Unrecognized transition obligation                      --         (1)    --       --
---------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                         ($  9)   ($ 12)   ($ 22)   ($ 20)
=======================================================================================

     For pension plans with an accumulated benefit obligation ("ABO") in excess of plan assets, both the projected benefit obligation ("PBO") and ABO exceeded the fair value of the plan assets by $5 million as of December 31, 1998. The PBO and ABO exceed the fair value of the plan assets by $5 and $6 million, respectively as of December 1997. The plans are unfunded.

     The following table provides the components of net periodic benefit costs for the plans for the years ended December 31:


                                          PENSION BENEFITS     OTHER BENEFITS
------------------------------------------------------------------------------------
(in millions)                           1998    1997    1996    1998   1997    1996
------------------------------------------------------------------------------------
Service cost                            $  3    $  4    $  4    $  1    $  1   $  1
Interest cost                              7       7      10       1       1      4
Actual return on plan assets              (7)    (25)    (18)     --      --     --
Net amortization and deferral             (2)     17       8      (1)     --     (1)
-----------------------------------------------------------------------------------
Net periodic benefit cost               $  1    $  3    $  4    $  1    $  2   $  4
===================================================================================

     The weighted average assumptions used in accounting for the Company's benefits at December 31 are as follows:



                                            PENSION BENEFITS                OTHER BENEFITS
                                        1998     1997        1996        1998      1997     1996
Discount rates                         6.75%     7.0%        7.5%        6.75%      7.5%     7.0%
Rate of compensation increase          3.75%     5.0%        5.5%          --        --       --
Expected return on plan assets         8.25%    10.0%        8.6%          --        --       --
================================================================================================


     Annual increases in per capita cost of health care benefits of 9.5 percent pre-age-65 and 7.5 percent post-age-65 were assumed for 1998 to 1999. Rates were assumed to decrease by 1 percent thereafter until reaching 4.5 percent. Increasing the assumed health care cost trend rate by 1 percent increases the APBO at December 31, 1998 by $1.5 million, with a corresponding effect on the service and interest cost components of the net periodic post-retirement benefit cost for the year then ended of $0.2 million.

     In addition to the defined benefit plans, the Company sponsors defined-contribution pension plans covering certain domestic and foreign employees. Contributions are determined by matching a percentage of employee contributions. Expense recognized in 1998, 1997 and 1996 was $4.6 million, $3.6 million and $2.9 million, respectively.

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION

Supplementary Balance Sheet Information is set forth below:


-------------------------------------------------------------------------------------------
(in millions)                                                                 1998     1997
-------------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE - NET
     Accounts receivable - trade                                             $ 193    $ 146
     Accounts receivable - other                                                36       40
     Allowance for doubtful accounts                                            (5)      (4)
-------------------------------------------------------------------------------------------
     Total accounts receivable - net                                           224      182
-------------------------------------------------------------------------------------------
INVENTORIES
     Finished and in process                                                   110       51
     Raw materials                                                              43       43
     Manufacturing supplies                                                     22       29
-------------------------------------------------------------------------------------------
     Total inventories                                                         175      123
-------------------------------------------------------------------------------------------
ACCRUED LIABILITIES
     Compensation expenses                                                       2        2
     Dividends payable                                                           3       --
     Accrued interest                                                            3       --
     Restructuring reserves                                                      9       18
     Taxes payable other than taxes on income                                   12       10
     Other                                                                      30       39
-------------------------------------------------------------------------------------------
     Total accrued liabilities                                                  59       69
-------------------------------------------------------------------------------------------
NONCURRENT LIABILITIES
     Employee's pension, indemnity, retirement, and related provisions          35       35
     Other noncurrent liabilities                                               28        2
-------------------------------------------------------------------------------------------
     Total noncurrent liabilities                                               63       37
===========================================================================================

NOTE 11 - STOCKHOLDERS' EQUITY

     COMMON STOCK

     The Company has authorized 200 million shares of $0.01 par value common stock. On December 31, 1997, 35.6 million shares were distributed to the shareholders of CPC.

     During 1998, the Company issued 1,764,706 common shares in connection with the purchase of the controlling interest of Arancia-CPC, S.A. In addition, the Company substituted 143,018 restricted common shares upon the spin-off, and issued 36,600 additional restricted shares and 72,712 common shares upon the exercise of stock options under the stock option plan.

     PREFERRED STOCK AND STOCKHOLDER'S RIGHTS PLAN

     The Company has authorized 25 million shares of $0.01 par value preferred stock of which one million shares were designated as Series A Junior Participating Preferred Stock for the stockholder's rights plan. Under this plan, each share of the Corn Products Common Stock issued in the distribution carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if on or before December 31, 1999, a person or group acquires or announces a tender offer that would result in the acquisition of 10 percent or more of the Corn Products Common Stock or after December 31, 1999 would result in the acquisition of 15 percent or more of the Corn Products Common Stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a 10 percent or more stockholder on or before December 31, 1999 or a 15 percent or more stockholder thereafter, each full right will entitle a holder to buy a number of the acquiring company's shares having a value of twice the exercise price of the right. Alternatively, if a 10 or 15 percent stockholder (as applicable) engages in certain self-dealing transactions or acquires the Company in such a manner that the Corn Products International and its common stock survive, or if any person acquires 10 or 15 percent or more of the Corn Products Common Stock (as applicable), except pursuant to an offer for all shares at a fair price, each full right not owned by a 10 or 15 percent or more stockholder may be exercised for Corn Products Common Stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 10 or 15 percent or more of its voting securities (as applicable). Unless redeemed earlier, the rights will expire on December 31, 2007.

     TREASURY STOCK

     The Company purchased on the open market 33,000 shares of its common stock at an aggregate purchase price of $28.70 per share, during the year ended December 31, 1998. Also, the Company, acquired 18,454 shares of its common stock through conversion from cancelled restricted shares and repurchase from employees under the stock option plan at an aggregate purchase price of $30.76 per share, or fair value at the date of purchase. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock option plan.

     STOCK OPTION PLAN

     The Company has established stock option plan for certain key employees. In addition, all existing CPC stock options of Company employees were converted to stock options to acquire Corn Products Common Stock. These stock options retain their vesting schedules and existing expiration dates.

     During January through November 1998, the Company granted additional options to purchase 1,097,200 shares of common stock. These options are exercisable upon vesting, and vest at one and two-year anniversary dates from the date of grant. As of December 31, 1998, certain of these non-qualified options have been forfeited due to the termination of employees.

     In addition to stock options, 143,018 shares were converted under the restricted stock award provisions of the plan at December 31, 1997. During 1998, the Company granted an additional 36,600 of these awards. The cost of these awards is being amortized over the restriction period.

     Under the provisions of FAS 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed by APB 25. On a pro forma basis, net income would have been $38 million or $1.05 per share in 1998 and a loss of $76 million or $2.13 per share in 1997. For purposes of this pro forma disclosure under SFAS 123, the estimated fair value of the awards is amortized to expense over the awards' vesting period.

     The fair value of the awards was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997, and 1996 respectively: risk-free interest rates of 5.67, 6.57 and 6.54 percent; volatility factor of 35 percent; and a weighted average expected life of the awards of 5 years.

     The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

     A summary of stock option and restricted stock transactions for the year ended December 31, 1998 follows:


                                                    STOCK       RESTRICTED
Number of shares:                                  OPTIONS        STOCK
--------------------------------------------------------------------------
Outstanding at beginning of year                    477,371       143,018

Granted                                           1,097,200        36,600

Exercised / vested                                  (72,712)      (44,598)

Canceled                                            (23,353)      (12,644)

Outstanding at end of year                        1,478,506       122,376
-------------------------------------------------------------------------
Exercisable at end of year                          393,806          --
-------------------------------------------------------------------------
Price range at end of year                       $13.06-32.31        --
-------------------------------------------------------------------------
Weighted average exercise price                  $    29.24          --
-------------------------------------------------------------------------
Weighted average fair value of options
   granted during the current year               $    11.38
-------------------------------------------------------------------------

NOTE 12 - GEOGRAPHIC INFORMATION

     The Company operates in one business segment - Corn Refining - and is managed on a geographic regional basis. Its North American Operations include its wholly-owned Corn Refining businesses in the United States and Canada and majority ownership in Mexico. Its Rest of World businesses include primarily 100 percent owned Corn Refining operations in South America, and joint ventures and alliances in Asia, Africa and other areas. Also included in this group is its North American enzyme business.


-----------------------------------------------------------------------------------------------
 (in millions)                                                    1998       1997          1996
-----------------------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS:
     North America                                             $   916    $   871       $ 1,030
     Rest of the World                                             532        547           494
-----------------------------------------------------------------------------------------------
     Total                                                     $ 1,448    $ 1,418       $ 1,524
===============================================================================================
OPERATING INCOME:
     North America                                                  18    $   (32)      $    14
     Rest of the World                                              76         82            51
     Corporate                                                     (10)        (2)
     Restructuring and spin-off costs                             --         (109)*        --
-----------------------------------------------------------------------------------------------
     TOTAL                                                     $    84    $   (61)      $    65
===============================================================================================
TOTAL ASSETS:
     North America                                             $ 1,316    $ 1,089       $ 1,037
     Rest of the World                                             630        577           611
-----------------------------------------------------------------------------------------------
     TOTAL                                                     $ 1,946    $ 1,666       $ 1,648
===============================================================================================
DEPRECIATION AND AMORTIZATION:
     North America                                             $    63    $    63       $    60
     Rest of the World                                              32         32            28
-----------------------------------------------------------------------------------------------
     TOTAL                                                     $    95    $    95       $    88
===============================================================================================
CAPITAL EXPENDITURES:
     North America                                             $    40    $    53       $    77
     Rest of the World                                              51         47           115
-----------------------------------------------------------------------------------------------
     TOTAL                                                     $    91    $   100       $   192
===============================================================================================

All data for Rest of World is based on a 12-month fiscal year.
*1997 includes a $30 million charge from CPC for consumer and corporate restructuring; $30 million for North American corn refining; $49 million for restructuring other.



NOTE 13 - SUBSEQUENT EVENTS

     On January 14, 1999, the Company acquired the corn wet milling business of Bang IL Industrial Co., Ltd., a Korean corporation through an asset purchase for $65 million. The assets purchased included the net working capital, plant, property and equipment of the corn wet milling business. The acquisition was funded primarily from a combination of debt both in the United States and from local banking sources.

     SUPPLEMENTAL FINANCIAL INFORMATION

     QUARTERLY FINANCIAL DATA

     Summarized quarterly financial data is as follows:

--------------------------------------------------------------------------------------
(in millions, except per share amounts)             1st QTR  2nd QTR  3rd QTR  4th QTR
--------------------------------------------------------------------------------------
1998
Net sales                                            $ 339    $ 367    $ 359    $ 383
Gross profit                                            39       40       44       48
Net income                                               8       11       13       11
Basic earnings per common share                      $0.22    $0.30    $0.35    $0.32
Diluted earnings per common share                    $0.22    $0.30    $0.35    $0.32
-------------------------------------------------------------------------------------
1997
Net sales                                            $ 337    $ 358    $ 360    $ 363
Gross profit                                            21       33       42       42
Restructuring and spin-off charges - net              --         65       18     --
Net income (loss)                                       (9)     (64)     (10)      11
Basic earnings per common share                      ($0.25)  ($1.79)  ($0.28)  $0.30
Diluted earnings per common share                    ($0.25)  ($1.79)  ($0.28)  $0.30
-------------------------------------------------------------------------------------


     COMMON STOCK MARKET PRICES AND DIVIDENDS

     The Company's common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low, and closing market prices of the common stock and common stock cash dividends.


--------------------------------------------------------------------------------------
                                                    1st QTR  2nd QTR  3rd QTR   4th QTR
--------------------------------------------------------------------------------------
1998
Market price range of common stock
High                                                 $35.87   $38.31   $33.82   $30.37
Low                                                   27.00    31.50    23.25    23.00
Close                                                 35.87    33.87    25.25    30.37
--------------------------------------------------------------------------------------
Dividends declared per common share                    --       --     $ 0.08   $ 0.08
--------------------------------------------------------------------------------------

     The number of shareholders of the Company's stock at December 31, 1998 was approximately 21,000.

     SIX-YEAR FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)                1998      1997       1996      1995       1994      1993
-----------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                             $ 1,448   $ 1,418    $ 1,524   $ 1,387    $ 1,385   $ 1,243
Restructuring and spin-off charges - net                 --          83       --         (23)        12      --
Net income (loss)                                          43       (75)        23       135        100        99
Basic earnings per common share                       $  1.19   $ (2.10)   $  0.64   $  3.79    $  2.81   $  2.78
Cash dividend declared per common share               $  0.16      --         --        --         --        --
-----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                       $    60   $   (73)   $   147   $    31    $   106   $    33
Plants and properties - net                             1,298     1,057      1,057       920        830       792
Total assets                                            1,946     1,666      1,663     1,306      1,207     1,110
Total debt                                                404       350        350       363        294       209
Stockholders' equity                                    1,053       986      1,025       600        550       484
Shares outstanding, year-end in millions                 37.6      35.6       --        --         --        --
-----------------------------------------------------------------------------------------------------------------
STATISTICAL DATA(1)
Depreciation and amortization                         $    95   $    95    $    88   $    82    $    80   $    78
Capital expenditures                                       91       100        192       188        145       122
Maintenance and repairs                                    67        69         61        65         65        57
Total employee costs                                      131       142        170       164        149       177
-----------------------------------------------------------------------------------------------------------------

(1) All data is based on a 12 month fiscal year