Form 10-K, Exhibit 13
period 1999-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2000-03-24
CIK 1046257

                                                                    EXHIBIT 13.1

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW AND OUTLOOK

The strategy of Corn Products International, Inc., is to drive for delivered cost leadership in the markets we serve and to maintain our product leadership positions, globally in dextrose and regionally in starch; in North America, to continue to restore acceptable profitability in the United States and seek investment opportunities to strengthen this important business; in the Rest of World, to further improve our solid South American business through investing in profitable internal and external growth opportunities; and elsewhere, to selectively enter new markets through acquisitions and alliances. In addition, we plan to evaluate major growth investment opportunities in and outside our current geographic and product portfolio reach and act on those we judge to be clearly beneficial to our long-term market position and earnings growth. We believe that this strategy will produce continuing business expansion, attractive profit growth and steadily improving shareholder value.

In line with this strategy during 1999, we maintained our focus on cost efficiency, quality products and growth opportunities. Our earnings per share advanced 73 percent, operating income grew 93 percent, and volumes increased 29 percent from 1998. We achieved these excellent results despite the impact of unfavorable foreign currency values and slow economic activity in some important markets.

We grew our worldwide dextrose volumes significantly, supplying growing markets from our flagship dextrose plant in the United States and from locations in Asia and Latin America. In addition, we commenced production at our new world-class dextrose facility in Argentina, supplying the Southern Cone of South America. In North America, we strengthened our position across all sectors. And, despite the highly competitive US marketplace, especially in high fructose corn syrup
(HFCS), we increased US profitability through improved pricing, cost reduction and higher volumes. The newly added Mexican business achieved strong results and the Canadian business performed well.

In the Rest of World, we delivered continued volume and profit growth. Our January 1999 Korean acquisition produced excellent results. This helped our Rest of World segment overcome the effects of the economic difficulties in South America resulting from the January 1999 devaluation of the Brazilian $real. Colombia and Pakistan also contributed to the overall improvement, while profitability in Brazil, our largest South American market, remained healthy.

For 2000, we plan to build on the success achieved in 1999, and we expect earnings per share to grow at a double-digit rate on solid volume growth.

In North America, benefiting from our NAFTA position, we plan on restoring acceptable levels of profitability in the United States. While we are encouraged with our US earnings progress in 1999, we expect that continued low HFCS pricing will moderate the rate of profit improvement. Given the US pricing environment, we plan to focus on cost structure changes and optimizing volume and product mix.

In the Rest of World, we expect a significant increase in profits within the Mercosur countries, resulting from our cost containment efforts and from improved market conditions. We plan to improve our solid South American business further through timely growth investments.

Elsewhere, we plan to enhance our other geographic positions selectively. In late December 1999, we combined our Korean business with the corn-refining business of Doosan Corporation, strengthening our position in this important Asian market. We expect the combined business to add approximately $100 million to our net sales in 2000.


FORMATION OF CORN PRODUCTS INTERNATIONAL

Corn Products International, Inc., became an independent and public company as of December 31, 1997, after being spun off from CPC International Inc. (CPC), now Bestfoods. This discussion and the comparative financial statements included in this Annual Report were prepared by attributing the historical data for CPC's Corn Refining Business to the Company. The results for the periods prior to December 31, 1997, were extracted from the consolidated results of CPC, of which the Company was an integral part until it was spun off as a separate operation. This may not necessarily be indicative of the result of operations or the financial position that the Company would have obtained during the periods shown had it been independent.

RESULTS OF OPERATIONS

NET SALES. 1999 net sales totaled $1,735 million, up 20 percent from 1998 sales of $1,448 million. Volumes increased 29 percent with the addition of sales from the acquired companies in Mexico and Korea. Sales from these acquisitions contributed 26 percent. Lower currency exchange rates throughout the world resulted in an 11-percent reduction in revenues, while improved price/mix added 2 percent. In North America, net sales grew 34 percent from 1998, reflecting the addition of the Mexican operation. Excluding the Mexican business, net sales were 1 percent lower than 1998. Volume increased 3 percent, while prices declined 4 percent, which reflected lower corn costs. In the US and Canadian market, dextrose sales and volumes increased by double digits. HFCS prices continued to improve. In the Rest of World, net sales were 4 percent lower than last year, due primarily to lower foreign currency values, principally in Brazil, Colombia and Pakistan. This reduced sales by 28 percent. Excluding the Korean acquisition, higher volumes added 3 percent, while price increases added 11 percent.

1998 net sales grew 2 percent to $1,448 million from $1,418 million in 1997, with 4 percent higher volume. 1998 pricing was lower in some areas than in 1997, reflecting the pass-through of lower corn costs and lower exchange rates. In North America, net sales grew by 5 percent, including one month of additional sales from our Mexican operations, resulting from our increased investment. Pricing in the US business rebounded from a disappointing 1997 with a 4-percent increase in net sales on 1-percent higher volume. The down cycle in HFCS prices, which hit a low in 1997, improved somewhat in 1998, but remained low versus historical levels. In Canada, lower pricing and lower exchange rates offset volume gains, resulting in a 9-percent reduction in net sales. In the Rest of World, net sales declined 2 percent as lower exchange rates and prices more than offset volume gains of 7 percent.

COST OF SALES AND OPERATING EXPENSES. 1999 cost of sales was up 13 percent from last year, but well below the 29-percent increase in volumes, as gross and net corn costs declined and we continued to achieve improved operating efficiencies. Gross profits for the year increased 70 percent from 1998 to $290 million. Gross profit margins improved for the third year, climbing to 17 percent of net sales from 12 percent in 1998 and 10 percent in 1997. The 1999 improvement in the gross profit margin is largely attributable to North America, where gross profit margins more than doubled from 1998, and reflects lower corn costs and manufacturing expenses.

Cost of sales for 1998 was marginally lower than 1997, despite the 4-percent increase in volume. Lower cost of sales resulted from lower corn costs and operating efficiencies. The Rest of World operations achieved good profit, although somewhat moderated by financial turmoil in emerging markets.

Operating expenses for 1999 totaled $134 million, a 33-percent increase from 1998, reflecting the inclusion of the Mexican and Korean businesses and higher corporate expenses. The increase in corporate expenses is attributable to costs associated with strategic development initiatives and performance-based compensation expenses.

1998 operating expense rose 6 percent to $101 million from $95 million in 1997. The increase was largely due to corporate costs associated with being a stand-alone entity. Excluding the corporate cost, 1998 operating expense declined 2 percent from the prior year.

1999 fee, royalty and other income decreased to $6 million from $14 million in 1998. The decline is attributable to the former Mexican joint venture now being consolidated. Other fees and income remained fairly constant compared to the prior year.

Fee, royalty and other income advanced in 1998, compared to 1997, primarily due to improved results in the Mexican joint venture.

RESTRUCTURING CHARGE. In 1997, the Company recorded a $94 million pretax ($71 million after-tax) restructuring charge. The charge was primarily for severance and severance-related costs for more than 200 employees, principally in the Company's international operations. By the end of fiscal 1999, the Company had fully utilized the restructuring provision.

SPIN-OFF COSTS. In 1997, the Company also recorded a $15 million pretax ($12 million after-tax) charge for costs related to the spin-off of the Corn Refining Business from CPC.

OPERATING INCOME. 1999 operating income was up 93 percent from 1998 to $162 million from $84 million. North America operating income increased nearly fivefold to $95 million, up from $18 million in 1998. The improvement came from higher profit margins in the United States and Canada and the inclusion of full earnings from the Mexican operation. Rest of World 1999 operating income advanced 7 percent from 1998 to $81 million from $76 million, reflecting the strong performance of the Korean acquisition. This increase more than offset declines in South America, which resulted from the economic crisis created by the January 1999 Brazilian currency devaluation.

Operating income for 1998 was $84 million, up from $48 million in 1997, excluding the 1997 special charges for spin-off and restructuring. In North America, 1998 operating income improved $50 million from 1997, reflecting improved margins in HFCS and glucose and solid results in Mexico. In the Rest of World, operating income was down 7 percent to $76 million from the $82 million achieved in 1997.

FINANCING COSTS. 1999 financing costs totaled $35 million, up from $13 million in 1998 and $28 million in 1997. The increased financing costs reflect the debt taken on with the Mexican and Korean transactions and higher interest rates on the conversion of $200 million in short-term debt to long-term fixed rate senior notes issued in August 1999.

1998 financing costs decreased approximately 50 percent to $13 million from $28 million in 1997, as the Company significantly reduced its borrowings through most of the year. Lower borrowings resulted from better operating performance and consequently improved cash flow.

PROVISION FOR INCOME TAXES. The Company's effective tax rate for 1999 and 1998 was 35 percent. This tax rate represents the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States. In 1997, the Company reported a pretax loss arising from restructuring and spin-off charges. The tax benefit rate attributed to these special items was 24 percent. The tax rate attributed to 1997 operating profits was 35 percent, resulting in a net effective rate of 21 percent for 1997.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. In 1997, the Company recorded a $3 million after-tax charge because of a change in accounting principle. The change in accounting principle resulted from a pronouncement by the Emerging Issues Task Force (EITF) requiring companies to expense certain previously capitalized reengineering costs.

MINORITY STOCKHOLDERS INTEREST IN EARNINGS. Minority stockholders' interest in earnings increased to $5 million in 1999 from $3 million in 1998. The increase is attributable to the minority interest in our Mexican affiliate acquired in December 1998. 1998 minority stockholders' interest increased to $3 million from $2 million in 1997 and was attributable to the minority interest in our Pakistan affiliate.

NET INCOME. 1999 net income grew 80 percent to $77 million from $43 million in 1998. The improvement is attributable to the North America operations and the accretive business additions in Mexico and Korea. Net income for 1998 was $43 million, compared to $11 million in 1997, excluding the after-tax effect of special charges in 1997. The improvement in net income largely reflected the improvement in the North American business, as well as the lower financing costs. The 1997 net loss was $75 million, including the special charges for restructuring, spin-off and the cumulative effect of the change in accounting principle.

1999 earnings per fully diluted share increased 73 percent to $2.06 from $1.19 per fully diluted share in 1998. 1997 earnings per fully diluted share totaled $0.30 before the restructuring and spin-off costs and the change in accounting principle, or a loss of $2.10 after these charges.

COMPREHENSIVE INCOME. 1999 comprehensive income declined to $5 million from $18 million in 1998. This decrease resulted from improved net income which was offset by a negative $72 million currency translation adjustment, principally caused by the devaluation of the Brazilian $real to the US dollar. The currency translation adjustments reflect the impact of translating net assets and liabilities denoted in local currencies to US dollars at lower currency rates.

1998 comprehensive income improved to $18 million from a loss of $86 million in 1997. The 1998 improvement was attributable to improved net income partially offset by a negative $25 million currency translation adjustment.

LIQUIDITY & CAPITAL RESOURCES

At December 31, 1999, the Company's total assets increased to $2,212 million from $1,946 million at December 31, 1998. The increase in total assets reflects the acquisition of the Korean business adding to our asset base, partially offset by the effects of lower exchange rates, principally in Brazil, used to translate our foreign asset values.

In the past two years, the Company has invested $253 million in capital projects to modernize or expand plant facilities in line with projected market demand. The Company plans to continue investing to meet profitable customer demand and drive for delivered cost leadership.

NET CASH FLOWS. 1999 net cash flows were used to fund the Company's capital investment program and the quarterly dividend payments. During 1999, net cash flows were also used to help fund the acquisition of our Korean affiliate, the acquisition of 19-percent minority interest in our Pakistan affiliate and the previously announced common stock repurchase program. For the year ending December 31, 1999, net cash flows from operating activities were $198 million, compared to $90 million for 1998, reflecting the higher net income and lower working capital change. Cash used for investing activities totaled $271 million for 1999, reflecting the acquisitions in Korea, increased investment in Pakistan and $162 million in capital investments.

Cash flows in 1998 funded the Company's working capital, capital expenditure program and a modest dividend payment. Net cash flows from 1998 operations were $90 million, down from $215 million in 1997. The 1997 cash flows included the results of the additional quarter in operations outside North America due to the change in the year-end reporting period. 1997 cash flows from operations were exceptionally high, despite the net loss for the year, and resulted from reductions in trade working capital, combined with the adjustment for the restructuring charge and spin-off costs described above.

Cash used for investing activities in 1998 was $60 million, compared to $133 million in 1997. This decrease resulted from lower capital expenditures of $91 million, compared to $116 million in 1997, the receipt of the repayment of the $60 million loan made by the Company to Arancia-CPC and the initial payment on the Arancia transaction.

The Company has a $340 million 5-year-revolving-credit facility in the United States due December 2002. In addition, the Company has a number of short-term credit facilities consisting of operating lines of credit. At December 31, 1999, the Company had total debt outstanding of $544 million, compared to $404 million at December 31, 1998. The increase in debt is attributable to the Korean acquisitions and the increased investment in Pakistan. The debt outstanding consisted of $200 million in public debt issued during the third quarter of 1999, as well as affiliate long-term debt of $181 million, mostly assumed in the Arancia transaction. The current portion of long-term debt is $59 million. In addition, the Company has $163 million in affiliate short-term borrowings against local country operating lines in various currencies. At December 31, 1999, no funds were drawn against the unsecured revolving credit facility in the United States. The interest rate of affiliate debt ranged from 5.38 percent to 25 percent. The Company expects these credit facilities, together with cash flow from operations, to provide sufficient operating funds for capital expenditures in support of its business strategies and/or the payments of dividends to its stockholders.

MINORITY STOCKHOLDERS INTEREST. 1999 minority stockholders' interest increased to $199 million from $91 million in 1998. This increase is attributable to the merger of our Korean business with the corn-refining business of Doosan Corporation at the end of December 1999.

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

COMMODITY COSTS. The Company's finished products are made primarily from corn. Purchased corn accounts for 40 percent to 65 percent of finished product costs. In North America, the Company sells a large portion of finished product at firm prices established in supply contracts for up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, the Company enters into corn futures contracts or takes hedging positions in the corn futures market. From time to time, the Company may also enter into anticipatory hedges. These contracts typically mature within one year. At expiration, the Company settles the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures the Company is hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. In the Rest of World, sales of finished product under long-term, firm-priced supply contracts are not material.

The Company's hedging instruments generally relate to contracted firm-priced business. Based on the Company's overall commodity hedge exposure at December 31, 1999, a hypothetical 10-percent change in market rates applied to the fair value of the instruments would have no material impact on the Company's earnings, cash flows, financial position or fair value of commodity price, risk-sensitive instruments over a one-year period.

INTERNATIONAL OPERATIONS AND FOREIGN EXCHANGE. For more than 70 years, the Company has operated a multinational business subject to the risks inherent in operating in foreign countries, with foreign currencies. The Company's US dollar-denominated results are subject to foreign exchange fluctuations, and its non-US operations are subject to political, economic and other risks.

Because the Company primarily sells world commodities, it believes that local prices will adjust relatively quickly to offset the effect of a local devaluation. The Company generally does not enter into foreign currency hedging transactions. The Company's policy is to hedge only commercial transactions that do not use the currency of the country in which the operating unit responsible for the transaction is located.

INTEREST RATE EXPOSURE. Approximately 40 percent of the Company's borrowings are long-term fixed rate bonds. Of the remaining 60 percent of the Company's borrowings, approximately 30 percent are short-term credit facilities with floating interest rates, and 30 percent are long-term loans with variable interest rates primarily tied to the London Interbank offered rate (LIBOR). Should short-term rates change, this could affect our interest cost. Current economic projections do not indicate a significant change in the interest rate in the near future.

READINESS FOR THE YEAR 2000. The Year 2000 (Y2K) issue resulted from certain computer programs, which used two digits rather than four to define the applicable year. During 1997, the Company developed a plan ("the Program") and established a team with appropriate senior management support to identify and correct Y2K issues. The Program included the repair or replacement, when necessary, of critical internal systems, hardware and software throughout its plants, building facilities and business systems, the review of critical vendors and the development of contingency plans. The Program, to achieve Y2K readiness, resulted in an expense of $10 million. Capital expenditures indirectly related to Y2K added an additional $10 million to the cost of the Program.

The Company's manufacturing and administrative processes operated as usual on January 1, 2000, and the Company has not experienced any disruptions in its operations from Y2K-related issues in 2000.


FORWARD LOOKING STATEMENTS

This Annual Report contains or may contain certain forward-looking statements concerning the Company's financial position, business and future prospects, in addition to other statements using words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general economic, business and market conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies; and, increased competitive and/or customer pressure in the corn-refining industry. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of risk factors, see the Company's most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

REPORT OF MANAGEMENT

THE MANAGEMENT OF CORN PRODUCTS INTERNATIONAL, INC., is responsible for the financial and operating information contained in this Annual Report, including the financial statements covered by the independent auditors' report. The statements were prepared in conformity with generally accepted accounting principles in the United States and include, where necessary, informed estimates and judgments.

The results for the periods prior to January 1, 1998, were extracted from the consolidated results of CPC International Inc., of which the Company was an integral part until it was spun off as a separate operation on December 31, 1997. Those results may not necessarily be indicative of the results of operations or financial position that would have been obtained if the Company had been a separate, independent company during the period shown.

The Company maintains systems of accounting and internal control designed to provide reasonable assurance that assets are safeguarded against loss, and that transactions are executed and recorded properly so as to ensure that the financial records are reliable for preparing financial statements.

Elements of these control systems are the establishment and communication of accounting and administrative policies and procedures, the selection and training of qualified personnel and continuous programs of internal audits.

The Company's financial statements are reviewed by its Audit Committee, which is composed entirely of independent outside directors. This Committee meets periodically with the independent auditors and management to review the scope and results of the annual audit, interim reviews, internal controls, internal auditing and financial reporting matters. The independent auditors have direct access to the Audit Committee.



James W. Ripley
Chief Financial Officer
January 28, 2000

REPORT OF INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CORN PRODUCTS INTERNATIONAL, INC.:

We have audited the accompanying consolidated balance sheets of Corn Products International, Inc., and its subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc., and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



KPMG LLP
Chicago, Illinois
January 28, 2000

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                                                  -------------     --------------    ---------------
                                                                      1999              1998               1997
                                                                  -------------     --------------    ---------------
     Net sales                                                       $1,735            $1,448            $1,418
     Cost of sales                                                    1,445             1,277             1,280

                                                                  -------------     --------------    ---------------
     GROSS PROFIT                                                       290               171               138
                                                                  -------------     --------------    ---------------

     Selling, general and administrative costs                          134               101                95
     Restructuring and spin-off costs - net                              --                --               109
     Fee, royalty and other income                                       (6)              (14)               (5)

                                                                  -------------     --------------    ---------------
                                                                        128                87               199
                                                                  -------------     --------------    ---------------

     OPERATING INCOME (LOSS)                                            162                84               (61)

     Financing costs, net                                                35                13                28
                                                                  -------------     --------------    ---------------

     Income (loss) before income taxes and minority interest            127                71               (89)
     Income taxes (provision) benefit                                   (45)              (25)               19
     Minority stockholder interest                                       (5)               (3)               (2)
                                                                  -------------     --------------    ---------------

     NET INCOME (LOSS) BEFORE CHANGE IN ACCOUNTING PRINCIPLE             77                43               (72)
     Cumulative effect of change in accounting principle net             --                --                 3
     of income tax benefits of $2 million
                                                                  -------------     --------------    ---------------

                                                                  =============     ==============    ===============
     NET INCOME (LOSS)                                               $   77            $   43            $  (75)
                                                                  =============     ==============    ===============


     Weighted average common shares outstanding:
     Basic                                                               37.3              36.0              35.6
     Diluted                                                             37.4              36.1              35.6

     Earnings (loss) per common share*
     Basic and diluted:
     Net income (loss) before change in accounting principle             $2.06             $1.19            $(2.02)
     Cumulative effect of change in accounting principle                  --                --              $(0.08)


     Net income (loss) per common share                                  $2.06             $1.19            $(2.10)

See notes to the consolidated financial statements.
* 1997 per share amounts are pro forma.

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31
(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)                                            1999                   1998
                                                                                      --------------------    ------------------
ASSETS
      CURRENT ASSETS
           Cash and cash equivalents                                                        $   41                  $   36
           Accounts receivable - net                                                           261                     224
           Inventories                                                                         212                     175
           Prepaid expenses                                                                      6                       6
           Deferred tax asset                                                                   17                      24
--------------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                                     537                     465
--------------------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment, at cost
           Land                                                                                 91                      61
           Buildings                                                                           314                     305
           Machinery and equipment                                                           2,369                   2,287
                                                                                      --------------------    ------------------
                                                                                             2,774                   2,653
           Less accumulated depreciation                                                    (1,425)                 (1,355)
                                                                                      --------------------    ------------------
                                                                                             1,349                   1,298
      Goodwill and other intangible assets
           (less accumulated amortization of $5 and $0)                                        270                     129
      Investments                                                                               27                      28
      Other assets                                                                              29                      26

================================================================================================================================
      TOTAL ASSETS                                                                          $2,212                  $1,946
================================================================================================================================

LIABILITIES
      CURRENT LIABILITIES
           Short-term borrowings and current portion of long-term debt                      $  222                  $  250
           Accounts payable                                                                    109                      96
           Accrued liabilities                                                                  90                      59
--------------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                                421                     405
--------------------------------------------------------------------------------------------------------------------------------

      Non-current liabilities                                                                   63                      63
      Long-term debt                                                                           322                     154
      Deferred taxes on income                                                                 180                     180
      Minority stockholders' interest                                                          199                      91

STOCKHOLDERS' EQUITY
           Preferred stock - authorized 25,000,000 shares-
                         $0.01 par value, none issued                                           --                      --
           Common stock - authorized 200,000,000 shares-
                         $0.01 par value - 37,659,887 and 37,611,396 issued
                         on December 31, 1999 and 1998, respectively                             1                       1
           Additional paid in capital                                                        1,067                   1,066
           Less:  Treasury stock (common stock; 703,399 and 51,374 shares in 1999              (20)                     (1)
                         and 1998, respectively) at cost
           Deferred compensation - restricted stock                                             (2)                     (2)
           Accumulated comprehensive income (loss)                                            (120)                    (48)
           Retained earnings                                                                   101                      37
--------------------------------------------------------------------------------------------------------------------------------
      TOTAL STOCKHOLDERS' EQUITY                                                             1,027                   1,053
--------------------------------------------------------------------------------------------------------------------------------

================================================================================================================================
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                   2,212                   1,946
================================================================================================================================

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31
(IN MILLIONS)
                                                       --------------    -------------    --------------
                                                           1999              1998             1997
                                                       --------------    -------------    --------------
NET INCOME (LOSS)                                           $77               $43             $(75)


Other comprehensive income/loss
   Currency translation adjustment                          (72)              (25)             (11)
                                                       --------------    -------------    --------------
COMPREHENSIVE INCOME (LOSS)                                 $ 5               $18             $(86)
                                                       ==============    =============    ==============

See notes to the consolidated financial statements.


CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(IN MILLIONS)                   COMMON     ADDITIONAL    TREASURY       DEFERRED         ACCUMULATED      RETAINED        NET
                                STOCK        PAID-IN       STOCK      COMPENSATION      COMPREHENSIVE     EARNINGS    STOCKHOLDER
                                             CAPITAL                                    INCOME (LOSS)                 INVESTMENT
                                ---------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996        $0         $    0         $  0          $ 0               $ (12)          $  0        $1,037
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                                              (75)
   Net income for the change in                                                                                             10
      reporting period
      Transfer from CPC-net                   1,008                                                                       (972)
   Currency translation                                                                       (11)
      adjustment
   Stock issued in connection      1
      with spin-off
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997        $1         $1,008         $  0          $ 0               $ (23)          $  0        $    0
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                                 43
   Dividends declared                                                                                         (6)
   Issuance of common stock                      51
      in connection with
      acquisition
   Issuance of restricted                         6
      common stock as
      compensation
   Deferred compensation -                                                 (2)
      restricted stock
   Stock options exercised                        1
   Purchase of treasury stock                                 (1)
   Currency translation                                                                       (25)
      adjustment
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998        $1         $1,066         $ (1)         $(2)              $ (48)          $ 37        $    0
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                                 77
   Dividends declared                                                                                        (13)
   Issuance of restricted                         1
      common stock as
      compensation
   Purchase of treasury stock                                (19)
   Currency translation                                                                       (72)
      adjustment
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999        $1          1,067         $(20)         $(2)              $(120)          $101        $    0
--------------------------------===================================================================================================

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. - Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31
(in millions)
                                                                          1999         1998         1997
                                                                         --------    ---------    ---------
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES

    Net income (loss)                                                       $77         $43         $(75)
    Net income for the change in reporting period                            --          --           10
    Non-cash charges to net income:
       Depreciation and amortization                                        122          95          103
       Restructuring and spin-off charges                                    --          --          109
       Cumulative effect of change in accounting principle - net             --          --            3
       Deferred taxes                                                         7          10           10
       Other - net                                                           --          --            1
       Changes in trade working capital:
          Accounts receivable and prepaid items                             (21)         (5)          34
          Inventories                                                       (28)        (32)          34
          Income taxes                                                        8           3           --
          Other assets                                                        1          (5)          --
          Accounts payable and accrued liabilities                           32         (19)         (14)
-----------------------------------------------------------------------------------------------------------
    Net cash flows from operating activities                                198          90          215
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
    Capital expenditures                                                   (162)        (91)        (116)
    Proceeds from disposal of plants and properties                           9           2            4
    Payment for acquisition, net of cash acquired                          (118)        (31)          --
    Investments in and loans to unconsolidated affiliates                    --          60          (21)
-----------------------------------------------------------------------------------------------------------
    Net cash flows used for investing activities                           (271)        (60)        (133)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
    Payments on short term borrowings, net of proceeds                      (98)        (86)          --
    Proceeds from issuance (payments on) long-term debt                     198         (10)         (23)
    Other non-current liabilities                                             7          21           --
    Dividends paid                                                          (13)         (3)          --
    Cost of common stock repurchased                                        (19)         (1)          --
    Increase (decrease) in transfer from CPC International, Inc.-net         --          --           (6)
-----------------------------------------------------------------------------------------------------------
    Net cash flows from (used for) financing activities                      75         (79)         (29)
-----------------------------------------------------------------------------------------------------------

    Increase (decrease) in cash and cash equivalents                          2         (49)          53

    Cash and cash equivalents, beginning of period                           36          85           32
-----------------------------------------------------------------------------------------------------------

    Effects of foreign exchange on cash                                       3          --           --
-----------------------------------------------------------------------------------------------------------

===========================================================================================================
    Cash and cash equivalents, end of period                                $41         $36          $85
===========================================================================================================

See notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE BUSINESS

     Corn Products International, Inc., (the "Company"), was founded in 1906 and became an independent and public company as of December 31, 1997, after being spun off from CPC International Inc. ("CPC"), now Bestfoods. The Company is in one business segment, corn refining, with operations in 22 countries and produces a wide variety of products.

     The financial statements at December 31, 1997, reflect the effects of the spin-off. The Company carries its assets and liabilities at historical cost. The historical actions of CPC's Corn Refining Business, including CPC's accounting policies, are attributable to the Company. The financial results for the year ended December 31, 1997, included in these financial statements are not necessarily indicative of the results that would have occurred if the Company had been an independent and public company during that time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The consolidated financial statements include all significant subsidiaries. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Certain prior year amounts have been reclassified to conform with the current year's presentation. These reclassifications had no effect on previously recorded net income or stockholders' equity.

     Prior to the 1998 financial year, the accounts of subsidiaries outside North America were based on fiscal years ending September 30; however, as of December 31, 1997, the Company changed the fiscal year-end for its subsidiaries located outside North America to that of its North American operation, which is the calendar year. The results of the three-month stub period for 1997 were included as an adjustment of stockholders' equity.

     Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the US dollar, are translated at current exchange rates with the related translation adjustments reported as a separate component of stockholders' equity. Income statement accounts are translated at the average exchange rate during the period. Where the US dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates.

     CASH AND CASH EQUIVALENTS - Cash equivalents consist of all investments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

     INVENTORIES are stated at the lower of cost or market. In the United States, inventory is valued at cost on the last-in, first-out method. Had the first-in, first-out method been used for US inventories, the carrying value of these inventories would have increased by $5 million and $8 million in 1999 and 1998, respectively. Outside the United States, inventories generally are valued at average cost.

     INVESTMENTS are carried at cost or less, adjusted to reflect the Company's proportionate share of income or loss, less dividends received.

     DEPRECIATION, AMORTIZATION, AND GOODWILL VALUATION -- Depreciation is generally computed on the straight-line method over the estimated useful life of depreciable assets at rates ranging from 10 to 50 years for buildings and three to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. Goodwill represents the excess of cost over fair value of net assets acquired and is amortized over a period not exceeding 40 years, using the straight-line method. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. Negative operating results and negative cash flows from operations, among other factors, could be indicative of the impairment of goodwill. If this review indicates that goodwill will not be recoverable, the Company's carrying value of the goodwill would be reduced.

     REVENUE RECOGNITION - The Company recognizes operating revenues upon shipment of goods to customers, except for consigned inventories where the revenue is recognized at the time the shipment is used by the customer.

     HEDGING INSTRUMENTS - The Company follows a policy of hedging its exposure to commodity fluctuations with commodity futures contracts for its North American corn purchases. All firm-priced business is hedged; other business may or may not be hedged at any given time, based on management's decisions as to the need to fix the cost of such raw materials to protect the Company's profitability. Realized gains and losses arising from such hedging transactions are considered an integral part of the cost of these commodities and are included in the cost when purchased.

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in other comprehensive income until the hedged item is recognized in earnings. The derivative's change in fair value, which is not directly offset by hedging, will be immediately recognized in earnings.

     EARNING PER COMMON SHARE - Basic earnings per common share were computed by dividing net income (loss) by the weighted average shares outstanding, 37.3 million at December 31, 1999, 36.0 million at December 31, 1998, and 35.6 million at December 31, 1997, the distribution date. For the purpose of this calculation and the diluted earnings per share (EPS), the shares outstanding at December 31, 1997, were assumed to be outstanding for all prior periods. Diluted EPS were computed by dividing net income (loss) by the weighted average shares outstanding at December 31, 1999, 1998 and 1997, including the dilutive effects of stock options outstanding for a total of 37.4, 36.1 and 35.6 million, respectively. In 1999, options on 1,054,800 shares of common stock were not included in the calculation of the weighted average shares for the diluted EPS because their effects would be antidilutive. 1997 EPS is presented on a pro forma basis, assuming 35.6 million shares were outstanding.

     CHANGE IN ACCOUNTING PRINCIPLE - In November 1997, Emerging Issues Task Force (EITF) issued No. 97-13, "Accounting for Business Process Reengineering Costs," which requires that certain costs related to reengineering business processes, either done separately or in conjunction with an information technology project, be expensed rather than capitalized. This requirement was effective in the fourth quarter of 1997 and required that any unamortized balance of previously capitalized costs be expensed and treated as a change in accounting principle. Accordingly, for the year ended December 31, 1997, the Company recorded a cumulative effect of a change in accounting principle of $5 million before taxes, $3 million after taxes, or $0.08 per common share.

     RISK AND UNCERTAINTIES - The Company operates in one business segment and in 22 countries. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. Because of its diversity, the Company believes that the risk of loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. Additionally, the Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results.

NOTE 3 - ACQUISITIONS

     During 1999, the Company acquired the corn wet-milling business of Bang-IL Industrial Co., Ltd., a Korean corporation, through an asset purchase for $65 million and included the results of the business from the first quarter of 1999. In December, the Company completed the second phase of its entry into Korea by combining its business with the corn-refining business of Doosan Corporation, also a Korean corporation, for $47 million. The Company maintains a controlling interest in the combined company. Also, in the second quarter of 1999, the Company increased its ownership of its Pakistan affiliate to approximately 70 percent by purchasing an additional 19-percent interest. All of the acquisitions in 1999 were accounted for under the purchase method. Had the acquisitions occurred at the beginning of the year, the effect on the Company's pro forma financial statements would not have been significant.

     During the first quarter of 1995, the Company entered into a joint venture with Arancia, S.A. de C.V. (the "Joint Venture"), a corn-refining business located in Mexico. This investment had been accounted for under the equity method. In October 1998, the Company entered into certain agreements to purchase the remaining interest in its Joint Venture in three transactions over the next several years. The closing of the initial transaction occurred on December 2, 1998, whereby the Company obtained effective control of the Joint Venture through the issuance of common stock and the payment of cash. The Company has the option to acquire all of the remaining interest in the Joint Venture in two additional transactions. On January 18, 2000, the Company completed the second transaction through the transfer of common stock from treasury and payment of cash. The transaction was accounted for under the purchase method.

     The fair value of the net assets of the Joint Venture at December 2, 1998, was $136 million. In addition, the Company recorded goodwill of $127 million. The Company has reflected the series of transactions as if they were completed on December 2, 1998. The future installment payments are reflected as minority stockholders' interest and accrued interest at the same rate as the Company's short-term US credit facility, which was 6.52 percent and 5.45 percent at December 31, 1999 and 1998, respectively.

NOTE 4 - SPIN-OFF AND RESTRUCTURING

     SPIN-OFF FROM AND TRANSACTIONS WITH CPC, NOW BESTFOODS

     On December 31, 1997, CPC distributed 100 percent of the Corn Products International common stock through a special dividend to its shareholders. After the spin-off, CPC had no direct ownership of the Company. In connection with the spin-off, the Company entered into various agreements for the purpose of governing certain of the ongoing relationships between CPC and the Company after the distribution. The Company has entered into a tax indemnification agreement that requires the Company to indemnify CPC against tax liabilities arising from the loss of the tax-free reorganization status of the spin-off. This agreement restricted the Company, for a two-year period ending December 31, 1999, from entering into certain transactions, including limitations on liquidation, merger or consolidation with another company, certain issuance and redemption of its common stock and the distribution or sale of certain assets.

     A master supply agreement was negotiated to supply CPC and its affiliates with certain corn-refining products at prices based generally on prevailing market conditions for a minimum two-year term, ending December 31, 1999. The Company continues to supply CPC under the extension of the master supply agreement or the terms of locally negotiated supply agreements, based generally on prevailing market conditions.

     The Company had sales to CPC for the years ended December 31, 1999 and 1998, of $128 million and $161 million, respectively. Prior to the spin-off, intercompany sales with CPC for the year ended December 31, 1997, amounted to $177 million.

     RESTRUCTURING CHARGES - NET AND SPIN-OFF COSTS

     In 1997, the Company recorded a $15 million pretax spin-off charge and a $94 million pretax restructuring charge from CPC. The spin-off charge utilized entirely during 1997 encompassed the direct costs of the spin-off, including legal, tax and investment banking fees. The restructuring charge, $76 million of which was utilized in 1997, $9 million in 1998, and $9 million in 1999, included the costs of the separation of facilities that were used by CPC to produce both consumer foods and corn-derived products, employee costs and other charges.

NOTE 5 - FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. Based on market quotes or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long-term debt at December 31, 1999 and 1998, was $377 million and $161 million, respectively.

     COMMODITIES

     At December 31, 1999 and 1998, the Company had open corn commodity futures contracts of $196 million and $295 million, respectively. Contracts open for delivery beyond March 31, 2000, amounted to $158 million, of which $50 million is due in May 2000, $41 million is due in July 2000, $35 million is due in September 2000 and $32 million is due in December 2000. At December 31, 1999, the price of corn under these contracts was $5 million above market quotations of the same dates.

NOTE 6 - FINANCING ARRANGEMENTS

     The Company had total debt outstanding of $544 million and $404 million on December 31, 1999 and 1998, respectively. Short-term borrowings consist primarily of various unsecured local country lines of credit for operations. The Company also has available for use an unsecured credit line facility in the United States, which provides for a maximum of $340 million in borrowings. No funds were drawn on the facility at December 31, 1999.

     At December 31, short-term borrowings consist of the following:

       (in millions)                                                          1999               1998
                                                                         ---------------    ---------------
       Korean revolving credit facility (8.3%)                               $  31              $  --
       US revolving credit facility                                             --                152
       Other borrowings in various currencies (5.38% - 25% interest)           132                 91
       Current portion of long-term debt                                        59                  7
       ----------------------------------------------------------------------------------------------------
                Total                                                        $ 222              $ 250
       ====================================================================================================

     During 1999, the Company filed a shelf registration with the Securities and Exchange Commission for borrowings up to $600 million. Under this filing, the Company issued $200 million of 8.45% senior notes maturing in 2009.

     Long-term debt consists of the following at December 31:

       (in millions)                                                          1999               1998
                                                                         ---------------    ---------------
       8.45% senior notes, due 2009                                          $ 200              $  --
       Mexican Import Credit Facility, due 2001 at LIBOR + 1.75%                40                 40
       Mexican Import Credit Facility, due 2007 at LIBOR + 3.30%                60                 60
       Mexican Export Credit, due 2000 at LIBOR + 1.49%                         24                 24
       Other, due in varying amounts through 2007, fixed and floating
         interest rates ranging from 6.57% - 21.37%                             57                 37
       ----------------------------------------------------------------------------------------------------
                Total                                                        $ 381              $ 161
       ----------------------------------------------------------------------------------------------------

       Less current maturities                                                  59                  7

       ----------------------------------------------------------------------------------------------------
                Long-term debt                                               $ 322              $ 154
       ====================================================================================================


     Maturities of long-term debt are $64 million in 2001, $12 million in 2002, $11 million in 2003, $235 million in 2004 and thereafter. The LIBOR rate at December 31, 1999 was 6.13%.



NOTE 7 - LEASES

     The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense under operating leases was $17.8 million, $18.7 million, and $18.3 million in 1999, 1998 and 1997, respectively. Minimum lease payments existing at December 31, 1999 are shown below:

     ---------------------------------------------------------------------
     (IN MILLIONS)
                         YEAR                      MINIMUM LEASE PAYMENT
     ---------------------------------------------------------------------
                         2000                              $16.2

                         2001                               10.5

                         2002                                7.6

                         2003                                6.7

                  Balance thereafter                        32.9

NOTE 8 - INCOME TAXES

     Income before income taxes and the components of the provision for income taxes are shown below:

     -------------------------------------------------------------------------------------------------------------
     (in millions)                                                          1999          1998           1997
     -------------------------------------------------------------------------------------------------------------
     INCOME (LOSS) BEFORE INCOME TAXES:

          United States                                                     $ 16           $ 8          $(128)

          Outside the United States                                          111            63             39
     -------------------------------------------------------------------------------------------------------------
            Total                                                           $127           $71          $ (89)
     -------------------------------------------------------------------------------------------------------------
     PROVISION FOR INCOME TAXES:

     Current tax expense

          US federal                                                           6             1            (31)

          State and local                                                      1             1             (4)

          Foreign                                                             31            13              6
     -------------------------------------------------------------------------------------------------------------
            Total current                                                   $ 38           $15          $ (29)
     -------------------------------------------------------------------------------------------------------------
     Deferred tax expense (benefit)

          US federal                                                          (4)            5              7

          State and local                                                     (1)           --              2

          Foreign                                                             12             5              1
     -------------------------------------------------------------------------------------------------------------
            Total deferred                                                     7            10             10
     -------------------------------------------------------------------------------------------------------------
     Total provision (benefit)                                              $ 45           $25          $ (19)
     =============================================================================================================

     Deferred income taxes are provided for tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 1999 and December 31, 1998, respectively, are as follows:

     -------------------------------------------------------------------------------------------------------------
     (in millions)                                                                          1999         1998
     -------------------------------------------------------------------------------------------------------------
     Plants and properties                                                                  $195         $210

     -------------------------------------------------------------------------------------------------------------
     Gross deferred tax liabilities                                                          195          210
     -------------------------------------------------------------------------------------------------------------
     Restructuring reserves                                                                   --            2
     Employee benefit reserves                                                                10           11
     Pensions                                                                                  5            4
     Other                                                                                    21           39
     -------------------------------------------------------------------------------------------------------------
     Gross deferred tax assets                                                                36           56
     -------------------------------------------------------------------------------------------------------------
     Valuation allowance                                                                      (4)          (2)
     -------------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                                         $163         $156
     =============================================================================================================


     The valuation allowance at December 31, 1999 increased to $4 million from $2 million at December 31, 1998, as it is more likely than not that certain foreign net operating loss carryforwards will not be fully utilized to offset taxable income.

     A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

     -------------------------------------------------------------------------------------------------------------
                                                                              1999          1998         1997
     -------------------------------------------------------------------------------------------------------------
     Provision for tax at U.S. statutory rate                                 35.0%         35.0%       (35.0)%

     Taxes related to foreign income                                          (3.0)         (2.3)        (7.5)

     State and local taxes - net                                              (0.1)          0.5         (1.5)

     Restructuring and spin-off charges                                                     --           14.0

     Non-deductible Goodwill                                                   1.0

     Other items - net                                                         2.1           1.8          8.7
     -------------------------------------------------------------------------------------------------------------
     Provision at effective tax rate                                          35.0%         35.0%       (21.3)%
     =============================================================================================================

     Provisions are made for estimated US and foreign income taxes, less credits which may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $309 million of undistributed earnings of foreign subsidiaries at December 31, 1999, as such amounts are considered permanently reinvested.

NOTE 9.  BENEFIT PLANS

     The Company and its subsidiaries sponsor non-contributory defined benefit pension plans covering substantially all employees in the United States and Canada, including certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of service. The Company's general funding policy is to provide contributions within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company's policy in those countries is to make the contribution required by the terms of the applicable plan. Domestic plan assets consist primarily of common stock, corporate debt securities and short-term investment funds.

     Effective January 1, 1998, the plan for domestic salaried employees was amended to a defined benefit "cash balance" pension plan, which provides benefits based on service and company credits to the participating employees' accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

     The Company also provides healthcare and life insurance benefits for retired employees in the United States and Canada. Effective January 1, 1998, the Company amended its US post-retirement medical plans for salaried employees to provide Retirement Health Care Spending Accounts. The Company provides access to retiree medical insurance post-retirement. US salaried employees accrue an account during employment, which can be used after employment to purchase post-retirement medical insurance from the Company and Medigap or Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount, and indexed for inflation annually during employment. The accounts accrue interest credits using a rate equal to a specified amount above the yield on 5-year Treasury notes. These employees become eligible for benefits when they meet minimum age and service requirements. The Company accrues a flat dollar amount on an annual basis for each domestic salaried employee. These amounts, plus credited interest, can be used to purchase post-retirement medical insurance. The Company has the right to modify or terminate these benefits. Healthcare benefits for retirees outside the United States and Canada are generally covered through local government plans.

     PENSION PLANS - Net pension cost (income) consisted of the following for the years ended December 31, 1999, 1998 and 1997:

     (IN MILLIONS)                                    U.S. PLANS                      NON-U.S. PLANS
     ------------------------------------------------------------------------------------------------------
                                              1999       1998       1997        1999      1998      1997
     ------------------------------------------------------------------------------------------------------
     Service cost                             $ 2        $ 2        $ 3         $ 1       $ 1       $ 1
     Interest cost                              4          4          4           3         3         3
     Expected return on plan assets            (5)        (4)       (22)         (4)       (3)       (3)
     Net amortization and deferral             --         (1)        17          --        (1)       --
     ------------------------------------------------------------------------------------------------------
     Net pension cost                         $ 1        $ 1        $ 2         $--       $--       $ 1
     ======================================================================================================

     The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at December 31, 1999 and 1998, respectively were as follows:

     (IN MILLIONS)                                               U.S. PLANS               NON-U.S. PLANS
                                                              1999        1998            1999       1998
     BENEFIT OBLIGATION AT
       January 1                                              $57         $52             $47        $45
       Service cost                                             2           2               1          1
       Interest cost                                            4           4               3          3
       Benefits paid                                           (2)         (1)             (2)        (1)
       Actuarial (gain) loss                                   (4)         --              --         --
       Foreign currency exchange                               --          --               3         (1)
     =======================================================================================================
     Benefit obligation at December 31                        $57         $57             $52        $47
     =======================================================================================================
     FAIR VALUE OF PLAN ASSETS AT
       at January 1                                           $63         $60              46         48
       Actual return on plan assets                             3           4               6          1
       Employer contributions                                  --          --               1          1
       Benefits paid                                           (2)         (1)             (2)        (2)
       Foreign currency exchange                               --          --               2         (2)
     =======================================================================================================
     Fair value of plan assets at December 31                 $64         $63             $53        $46
     =======================================================================================================
     Funded status                                            $ 7         $ 6               1        ($1)
       Unrecognized net actuarial loss (gain)                 (23)        (22)              1          3
       Unrecognized prior service cost                          4           4               1          1
     -------------------------------------------------------------------------------------------------------
     Net prepaid pension asset (liability)                   ($12)       ($12)            $ 3         $3
     =======================================================================================================

     Included in the pension benefits above, are non-qualified pension plans. The Company is therefore not required to set aside assets in order to fund these plans. As a result, for these non-qualified plans, both the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $5 million as of December 31, 1999 and 1998.

     The following weighted average assumptions were used to determine the Company's obligations under the plans:

                                                       U.S. PLANS                        NON-U.S. PLANS
     -----------------------------------------------------------------------------------------------------------
                                             1999        1998       1997           1999       1998      1997
     -----------------------------------------------------------------------------------------------------------
     Discount rates                          8.0 %      6.75 %      7.0 %          6.5 %      6.5 %     7.4 %
     Rate of compensation increase           5.0 %      3.75 %      5.0 %          4.5 %      4.5 %     5.5 %
     Expected return on plan assets          9.5 %      8.25 %     10.0 %          8.5 %      8.5 %     8.5 %
     ===========================================================================================================

     The Company and certain of its subsidiaries maintain defined contribution plans. Contributions are determined by matching a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $4.4 million, $4.2 million and $3.6 million, in 1999, 1998, and 1997, respectively.

     POST-EMPLOYMENT BENEFIT PLANS - Net post-employment benefit costs consisted of the following for the years ended December 31, 1999, 1998 and 1997:

     (IN MILLIONS)
     ----------------------------------------------------------------
                                        1999       1998       1997
     ----------------------------------------------------------------
     Service cost                        $ 1        $ 1        $ 1
     Interest cost                         1          1          1
     Net amortization and deferral        (1)        (1)        --
     ----------------------------------------------------------------
     Net post-employment costs           $ 1        $ 1        $ 2
     ================================================================


     The Company's post-employment benefit plans currently are not funded. The changes in the benefit obligations of the plans at December 31, 1999 and 1998, respectively, were as follows:

     (IN MILLIONS)                                         1999     1998

     ACCUMULATED POST-EMPLOYMENT BENEFIT OBLIGATION
       at January 1                                         $17      $15
       Service cost                                           1        1
       Interest cost                                          1        1
       Actuarial (gain) loss                                  2       --
     ----------------------------------------------------------------------
     ACCUMULATED POST-EMPLOYMENT BENEFIT OBLIGATION
       at December 31                                      ($21)    ($17)
       Unrecognized net actuarial loss (gain)                 2        -
       Unrecognized prior service cost                       (4)      (5)
     ----------------------------------------------------------------------
     ACCRUED POST-EMPLOYMENT BENEFIT COSTS                 ($23)    ($22)
     ======================================================================


     Annual increases in per capita cost of health care benefits of 8 percent pre-age-65 and 6.75 percent post-age-65 were assumed for 1999 to 2000 for health care related post-retirement employment benefit, gradually declining to 5.5% by the year 2002 and remaining at that level thereafter. An increase or decrease in the assumed health care cost trend rate by 1 percentage point, increases or decreases the accumulated post-employment benefit obligation at December 31, 1999 by $1.7 million, with a corresponding effect on the service and interest cost components of the net periodic post-retirement benefit cost for the year then ended of $0.2 million.

     The accumulated post-employment benefit obligation for U.S. plans at December 31, 1999 and 1998, was determined using assumed discount rates of 8% and 6.75%, respectively. The accumulated post-employment benefit obligation at December 31, 1999 and 1998, for Canadian plans was determined using an assumed discount rate of 6.5%.

NOTE 10 - SUPPLEMENTARY INFORMATION
     BALANCE SHEET - supplementary information is set forth below:

     -------------------------------------------------------------------------------------------------------------
     (in millions)                                                                    1999             1998

     -------------------------------------------------------------------------------------------------------------
     ACCOUNTS RECEIVABLE - NET

          Accounts receivable - trade                                                 $222             $193

          Accounts receivable - other                                                   44               36

          Allowance for doubtful accounts                                               (5)              (5)

     -------------------------------------------------------------------------------------------------------------
          Total accounts receivable - net                                              261              224
     -------------------------------------------------------------------------------------------------------------
     INVENTORIES

          Finished and in process                                                       84              110

          Raw materials                                                                 97               43

          Manufacturing supplies                                                        31               22

     -------------------------------------------------------------------------------------------------------------
          Total inventories                                                            212              175
     -------------------------------------------------------------------------------------------------------------
     ACCRUED LIABILITIES

          Compensation expenses                                                         15               12

          Dividends payable                                                              4                3

          Accrued interest                                                              10                3

          Restructuring reserves                                                        --                9

          Taxes payable on income                                                        9               --

          Taxes payable other than taxes on income                                      13               12

          Other                                                                         39               20

     -------------------------------------------------------------------------------------------------------------
          Total accrued liabilities                                                     90               59
     -------------------------------------------------------------------------------------------------------------
     NONCURRENT LIABILITIES

          Employee's pension, indemnity, retirement, and related provisions             43               39

          Other noncurrent liabilities                                                  20               24

     -------------------------------------------------------------------------------------------------------------
          Total noncurrent liabilities                                                  63               63
     =============================================================================================================

INCOME STATEMENT - supplementary information is set forth below:

-------------------------------------------------------------------------------------------------------------------------------
(in millions)                                                                    1999              1998             1997

-------------------------------------------------------------------------------------------------------------------------------
FINANCING COSTS

     Interest expense                                                             38                16               29

     Interest income                                                              (5)               (3)              (1)

     Foreign exchange loss                                                         2                --               --
-------------------------------------------------------------------------------------------------------------------------------
     Financing costs, net                                                         35                13               28
===============================================================================================================================


STATEMENT OF CASH FLOWS - supplementary information is set forth below:

-------------------------------------------------------------------------------------------------------------------------------
(in millions)                                                                    1999              1998             1997

-------------------------------------------------------------------------------------------------------------------------------
      Interest paid                                                              $27                11               19

      Income taxes paid                                                          $29                12               10
-------------------------------------------------------------------------------------------------------------------------------

===============================================================================================================================


NOTE 11 -- STOCKHOLDERS' EQUITY

COMMON STOCK

During 1999, the Company issued 47,800 restricted common shares and 1,534 common shares upon the exercise of stock options under the stock incentive plan.

During 1998, the Company issued 1,764,706 common shares in connection with the purchase of the controlling interest of Arancia-Corn Products, S.A. de C.V. In addition, the Company substituted 143,018 restricted common shares upon the spin-off and issued 36,600 additional restricted shares and 72,712 common shares upon the exercise of stock options under the stock incentive plan.

PREFERRED STOCK AND STOCKHOLDER'S RIGHTS PLAN

The Company has authorized 25 million shares of $0.01 par value preferred stock, of which one million shares were designated as Series A Junior Participating Preferred Stock for the stockholders' rights plan. Under this plan, each share of the Corn Products International common stock issued in the distribution carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if a person or group acquires or announces a tender offer that would result in the acquisition of 15 percent or more of the Corn Products International common stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a stockholder with at least 15 percent, each full right will entitle a holder to buy a number of the acquiring company's shares having a value of twice the exercise price of the right. Alternatively, if a 15-percent stockholder engages in certain self-dealing transactions or acquires the Company in such a manner that Corn Products International and its common stock survive, or if any person acquires 15 percent or more of the Corn Products International common stock, except pursuant to an offer for all shares at a fair price, each full right not owned by a stockholder with at least 15 percent may be exercised for Corn Products International common stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 15 percent or more of its voting securities. Unless redeemed earlier, the rights will expire on December 31, 2007.

TREASURY STOCK

The Company purchased on the open market 419,900 and 33,000 shares of its common stock at an average purchase price of $27.23 and $28.70 per share, during the years ended December 31, 1999 and 1998, respectively. In addition, the Company acquired 231,350 shares in a single block trade for $32.77 per share, or the average market price on the date of purchase. Also, the Company acquired 6,382 and 18,454 shares of its common stock through conversion from cancelled restricted shares and repurchase from employees under the stock incentive plan at an average purchase price of $30.15 and $30.76 per share, or fair value at the date of purchase, during the years ended December 31, 1999 and 1998, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

On September 16, 1998, the Company's Board of Directors approved a repurchase program of up to 2 million shares. This program began immediately upon announcement and the shares are being repurchased over a three-year period at times determined by management. At December 31, 1999, 684,250 shares were repurchased under this program at a total cost of approximately $20 million. On January 21, 2000, the Company's Board of Directors authorized an increase in the stock repurchase program to 6 million shares of common stock over a five-year period.

STOCK OPTION PLAN

The Company has established a stock incentive plan for certain key employees. In addition, all existing CPC stock options of Company employees were converted to stock options to acquire Corn Products International common stock. These stock options retain their vesting schedules and existing expiration dates. The Company granted additional non-qualified options to purchase 413,000 and 1,097,200 shares of the Company's common stock during 1999 and 1998, respectively. These options are exercisable upon vesting and vest in 50-percent increments at one- and two-year anniversary dates from the date of grant. As of December 31, 1999, certain of these non-qualified options have been forfeited due to the termination of employees.

In addition to stock options, 50,670 and 36,600 shares were granted under the restricted stock award provisions of the plan at December 31, 1999 and 1998, respectively. The cost of these awards is being amortized over the applicable restriction period.

Under the provisions of SFAS 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed by APB 25. On a pro forma basis, net income would have been $72 million or $1.93 per share in 1999, $38 million or $1.05 per share in 1998 and a loss of $76 million or $2.13 per share in 1997. For purposes of this pro forma disclosure under SFAS 123, the estimated fair market value of the awards is amortized to expense over the awards' applicable vesting period.

The fair value of the awards was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 5.67, 5.67 and 6.57 percent; volatility factor of 35 percent; and a weighted average expected life of the awards of five years. No dividends were assumed for the periods presented.

The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

A summary of stock option and restricted stock transactions for the years ended December 31 follows:

                                                         1999                            1998
                                            STOCK OPTIONS    RESTRICTED     STOCK OPTIONS     RESTRICTED
                                                               STOCK                            STOCK
Number of shares:
------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               1,478,506       122,376            477,371       143,018

Granted                                          413,000        50,670          1,097,200        36,600

Exercised / vested                                (2,534)      (17,580)           (72,712)      (44,598)

Canceled                                         (11,300)       (1,567)           (23,353)      (12,644)

Outstanding at end of year                     1,877,672       153,899          1,478,506       122,376
------------------------------------------------------------------------------------------------------------
Exercisable at end of year                       691,938          --              393,806          --
------------------------------------------------------------------------------------------------------------
Price range at end of year                  $13.06-32.31          --         $13.06-32.31          --
------------------------------------------------------------------------------------------------------------
Weighted average exercise price                   $28.72          --               $29.24          --
------------------------------------------------------------------------------------------------------------
Weighted average fair value of options
   granted during the current year                $26.87          --               $11.38          --
------------------------------------------------------------------------------------------------------------

NOTE 12 - GEOGRAPHIC INFORMATION

     The Company operates in one business segment - corn refining - and is managed on a geographic regional basis. Its North American operations include its wholly owned corn-refining businesses in the United States and Canada and majority ownership in Mexico. Its Rest of World businesses include primarily 100-percent-owned corn-refining operations in South America and joint ventures and alliances in Asia, Africa and other areas. Also included in this group is its North American enzyme business.

     -------------------------------------------------------------------------------------------------------------
     (in millions)                                                   1999           1998                1997
     -------------------------------------------------------------------------------------------------------------
     SALES TO UNAFFILIATED CUSTOMERS:

          North America                                            $1,217         $  909              $  871

          Rest of the World                                           518            539                 547
     -------------------------------------------------------------------------------------------------------------
          Total                                                    $1,735         $1,448              $1,418
     =============================================================================================================
     OPERATING INCOME:

          North America                                                95             18              $  (32)

          Rest of the World                                            81             76                  82

          Corporate                                                   (14)           (10)                 (2)

          Restructuring and spin-off costs                             --             --                (109)*
     -------------------------------------------------------------------------------------------------------------
          TOTAL                                                    $  162         $   84              $  (61)
     =============================================================================================================
     TOTAL ASSETS:

          North America                                            $1,376         $1,316              $1,089

          Rest of the World                                           836            630                 577
     -------------------------------------------------------------------------------------------------------------
          TOTAL                                                    $2,212         $1,946              $1,666
     =============================================================================================================
     DEPRECIATION AND AMORTIZATION:

          North America                                            $   88         $   63              $   63

          Rest of the World                                            34             32                  32
     -------------------------------------------------------------------------------------------------------------
          TOTAL                                                    $  122         $   95              $   95
     =============================================================================================================
     CAPITAL EXPENDITURES:

          North America                                            $  118         $   40              $   53

          Rest of the World                                            44             51                  47
     -------------------------------------------------------------------------------------------------------------
          TOTAL                                                    $  162         $   91              $  100
     =============================================================================================================

     All data for Rest of World is based on a 12-month fiscal year.
     *1997 includes a $30 million charge from CPC for consumer and corporate restructuring; $30 million for North American corn refining; $49 million for other restructuring costs.

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY FINANCIAL DATA
Summarized quarterly financial data is as follows:

------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)                   1st QTR        2nd QTR       3rd QTR       4th QTR
------------------------------------------------------------------------------------------------------------
1999

Net sales                                                  $ 397          $ 441         $ 445         $ 452

Gross profit                                                  64             77            77            72

Net income                                                    16             22            22            17

Basic earnings per common share                            $0.42          $0.58         $0.61         $0.45

Diluted earnings per common share                          $0.42          $0.58         $0.61         $0.45
------------------------------------------------------------------------------------------------------------
1998

Net sales                                                  $ 339          $ 367         $ 359         $ 383

Gross profit                                                  39             40            44            48

Net income                                                     8             11            13            11

Basic earnings per common share                            $0.22          $0.30         $0.35         $0.32

Diluted earnings per common share                          $0.22          $0.30         $0.35         $0.32
------------------------------------------------------------------------------------------------------------

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.

------------------------------------------------------------------------------------------------------------
                                                          1st QTR        2nd QTR       3rd QTR       4th QTR
------------------------------------------------------------------------------------------------------------
1999
Market price range of common stock
High                                                      $30.37         $32.13        $35.25        $33.81
Low                                                        21.56          22.50         29.75         29.00
Close                                                      23.94          30.44         30.44         32.75
Dividends declared per common share                        $0.08          $0.08         $0.10         $0.10
1998
Market price range of common stock
High                                                      $35.87         $38.31        $33.82        $30.37
Low                                                        27.00          31.50         23.25         23.00
Close                                                      35.87          33.87         25.25         30.37
------------------------------------------------------------------------------------------------------------
Dividends declared per common share                           --             --        $ 0.08        $ 0.08
------------------------------------------------------------------------------------------------------------

The number of shareholders of the Company's stock at December 31, 1999 was approximately 15,000.

SEVEN-YEAR FINANCIAL HIGHLIGHTS

-------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)        1999        1998        1997         1996        1995         1994        1993
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                    $ 1,735     $ 1,448     $ 1,418      $ 1,524     $ 1,387      $ 1,385     $ 1,243
Restructuring and spin-off charges - net          --          --          83           --         (23)          12          --
Net income (loss)                                 77          43         (75)          23         135          100          99
Basic earnings per common share              $  2.06     $  1.19     $ (2.10)     $  0.64     $  3.79      $  2.81     $  2.78
Cash dividend declared per common share      $  0.36     $  0.16          --           --          --           --          --
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                              $   116     $    60     $   (73)     $   147     $    31      $   106     $    33
Plants and properties - net                    1,349       1,298       1,057        1,057         920          830         792
Total assets                                   2,212       1,946       1,666        1,663       1,306        1,207       1,110
Total debt                                       544         404         350          350         363          294         209
Stockholders' equity                           1,027       1,053         986        1,025         600          550         484
Shares outstanding, year-end in millions        36.9        37.6        35.6           --          --           --          --
-------------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA*
Depreciation and amortization                $   122     $    95     $    95      $    88     $    82      $    80     $    78
Capital expenditures                             162          91         100          192         188          145         122
Maintenance and repairs                           84          67          69           61          65           65          57
Total employee costs                             192         131         142          170         164          149         177
-------------------------------------------------------------------------------------------------------------------------------

* All data is based on a 12-month fiscal year