Form 10-K, Exhibit 13
period 2000-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2001-03-27
CIK 1046257

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW AND OUTLOOK

The primary objective of Corn Products International, Inc. is to improve returns to its shareholders by increasing profitability, investing selectively for growth and leveraging the businesses' strength through acquisitions and alliances. We constantly strive to be the lowest delivered cost producer, while ensuring quality products that meet our customers needs.

In North America, our highest priority is to improve the US business profitability as we seek opportunities that broaden our market presence and better utilize our infrastructure and existing facilities. We plan on taking full advantage of our unique position in NAFTA as the only corn refiner with facilities in all three NAFTA markets: Canada, Mexico and the United States.

In our Rest of World segment we intend to further improve our solid South American business by achieving significant profit growth in this region with emphasis on our Southern Cone of South American operations. In Asia and Africa, we plan to expand within our current business geography and enter new markets through acquisitions and alliances. In addition, we plan to evaluate major growth investment opportunities within and outside our current reach and act on those we judge to be clearly beneficial to long-term earnings growth. We believe that this strategy will produce ongoing business expansion, attractive profit growth and improving shareholder value.

The Year 2000 was a difficult year for Corn Products International. In the United States, the pricing environment weakened during the annual contracting of our sweetener business. A 30-year record low for corn oil prices and record high energy costs also affected our entire business. These higher energy costs and low by-product returns could not be passed onto customers in the United States and Canada due to the predominance of annually priced contracts. This situation created lower-than-expected earnings.

The impact of these factors overshadowed the significant progress toward the fulfilling of our Vision of being "Your local resource - Worldwide". However, in line with our strategy, we maintained our focus on cost efficiency, quality products and growth opportunities during 2000.

In North America, the weak pricing environment and the impact of the high energy costs and low corn oil pricing during the year were reflected in the lower results, with operating income down 20 percent before special charges. To deal with this, we achieved important cost reduction goals through a workforce reduction primarily in the United States. In addition, we strengthened our business through the establishment of a joint marketing company, CornProductsMCP Sweeteners LLC, with Minnesota Corn Processors, LLC to market and distribute sweeteners supplied from both companies commencing in 2001.

In the Rest of World, we delivered excellent operating results based on acquisitions and base business volume and profit growth. In March, we completed the acquisition of IMASA, the largest corn refiner in Argentina, and consolidated it into our businesses in Argentina, Uruguay and Chile. Major phases of the integration were completed and the benefits of this integrated business are being realized. In Korea, we formed a joint venture with the corn-refining business of Doosan late in December 1999. It produced excellent results and its integration with our existing Korean business was very successful. Brazil, Colombia and Pakistan also contributed to the overall improvement in profitability with Rest of World operating income up 47 percent from the prior year.

For 2001, we expect that our worldwide business will improve over last year, despite continuing high energy costs and low by-product returns.

In North America, in anticipation of another difficult year, we plan on focusing on our new business model, realizing the logistic synergies, changing our cost structure and optimizing volume and product mix. We will continue to seek investment and alliance opportunities to strengthen this business.

In the Rest of World, we currently expect a significant increase in profits within the Southern Cone countries, resulting from both volume growth and improved market conditions. We plan to improve our solid South American business further by taking advantage of recently completed capital projects and making timely growth investments. In Asia and Africa, we plan to enhance our positions with selective investments within our existing geography and enter into new markets through acquisitions and alliances. In January 2001, we increased our investment to 75 percent in our Korean business, increasing our ownership in this important Asian business.

RESULTS OF OPERATIONS

2000 COMPARED TO 1999

NET INCOME. The Company reported net income of $48 million, or $1.35 per diluted common share, for the year 2000, as compared to $74 million, or $1.98 per diluted common share, for 1999. The results for 2000 include nonrecurring special charges of $20 million ($13 million after-tax) pertaining to a workforce reduction program ($17.5 million) and the write-off of certain capital projects ($2.5 million). Excluding the special charges of $0.37 per diluted common share, 2000 net earnings were $1.72 per diluted common share.

In 2000, the Company changed its inventory costing method in the United States from last in-first out (LIFO) to first in-first out (FIFO) to establish a uniform inventory costing method for its worldwide operations. Prior year financial statements have been retroactively restated to reflect the change in accounting principle. The decrease in net income for 2000 primarily reflects lower selling prices for sweeteners in North America, lower selling prices for by-products and higher energy costs worldwide, the special charges, and increases in interest expense and minority interest, which more than offset significantly improved operating results for the Rest of World business.

NET SALES.  A summary of net sales is shown below:

                                              INCREASE
(in millions)             2000       1999    (DECREASE)   % CHANGE
-------------------      ------     ------   ----------   --------
North America            $1,157     $1,240     $  (83)       -7%
Rest of World               708        495        213        43%
                         ------     ------     ------      -----
   Total                 $1,865     $1,735     $  130       7.5%
                         ======     ======     ======      =====


Net sales for 2000 increased 7.5 percent to $1,865 million from $1,735 million in 1999, as a 43 percent increase in Rest of World sales more than offset a 7 percent sales decline in North America.

Worldwide volume improvement resulted in 11 percent sales growth, which more than offset a 4 percent sales reduction due to price/mix. The sales increase for the Rest of World includes sales contributed from acquired operations in Korea and Argentina. Excluding the effects of the acquisitions, Rest of World sales increased approximately 10 percent as improved price/mix and higher volume added approximately 11 percent and 2 percent, respectively, while currency translation resulted in a 3 percent reduction. The sales decrease in North America reflects a 9 percent reduction due to price/mix, with a 2 percent improvement from increased volume.

COST OF SALES AND OPERATING EXPENSES. Cost of sales for 2000 increased 8 percent from 1999 on sales volume growth of approximately 11 percent. Gross profits for 2000 increased 7 percent from 1999 to $306 million. Gross profits in the Rest of World increased 49 percent, driven mainly by growth from acquisitions in Korea and Argentina. In North America, gross profits declined 19 percent due to reduced margins resulting from lower product selling prices and higher energy costs. Gross profit margin as a percentage of sales was 16 percent for 2000, unchanged from 1999, as an improvement in Rest of World was offset by a decrease in North America.

Operating expenses for 2000, which include the previously mentioned $20 million of nonrecurring special charges, totaled $155 million. Excluding the special charges, operating expenses increased 1 percent from 1999 primarily reflecting operating expenses of the acquired Korean and Argentine businesses, largely offset by reduced North American costs and lower corporate expenses.

OPERATING INCOME. A summary of operating income is shown below:

                                                   INCREASE
(in millions)                  2000       1999    (DECREASE)   % CHANGE
------------------------      -----      -----    ----------   --------
North America                 $  74      $  93      $ (19)      -20.4%
Rest of World                   115         78         37        47.4%
Corporate expenses              (13)       (14)         1        -7.1%
                              -----      -----      -----      -------
TOTAL                         $ 176      $ 157      $  19        12.1%
Special charges                 (20)         -        (20)         nm*
                              -----      -----      -----      -------
OPERATING INCOME              $ 156      $ 157      $  (1)       -0.6%
                              =====      =====      =====      =======


*    nm-not meaningful

Operating income for 2000, including the special charges of $20 million, was $156 million, compared to $157 million in 1999. Excluding the nonrecurring special charges, operating income increased 12 percent from 1999, as a 47 percent improvement in Rest of World operations, driven principally by growth in Korea and Argentina, more than offset a 20 percent decline in North America. The decrease in North America was mainly due to lower average selling prices for sweeteners and by-products, combined with higher energy costs.

FINANCING COSTS. Financing costs increased to $54 million for 2000 from $35 million in 1999. This increase was attributable to increased debt levels mainly associated with acquisitions and common stock repurchases and higher weighted average interest rates.

PROVISION FOR INCOME TAXES. The Company's effective tax rate was 35 percent for both 2000 and 1999. The tax rates reflect the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States. The decrease in the provision for income taxes reflects the lower pretax earnings in 2000 as compared to 1999.

MINORITY INTEREST IN EARNINGS. The increase in minority interest in earnings from $5 million in 1999 to $18 million in 2000 reflects an increase in the minority shareholders' interest and increased earnings from the Korea and Argentine operations.

1999 COMPARED WITH 1998

NET SALES. 1999 net sales totaled $1,735 million, up 20 percent from 1998 sales of $1,448 million. Volumes increased 29 percent with the addition of sales from the acquired companies in Mexico and Korea. Sales from these acquisitions contributed 26 percent. Lower currency exchange rates throughout the world resulted in an 11 percent reduction in revenues, while improved price/mix added 2 percent. In North America, net sales grew 33 percent from 1998, reflecting the addition of the Mexican operation.

Excluding the Mexican business, net sales were 2 percent lower than in 1998. Volume increased 3 percent, while prices declined 4 percent. In the US and Canadian market, dextrose sales and volumes increased by double digits. HFCS prices continued to improve. In the Rest of World, net sales were 4 percent lower than in 1998, due primarily to lower foreign currency values, principally in Brazil, Colombia and Pakistan. This reduced sales by 28 percent. Excluding the Korean acquisition, higher volumes added 3 percent, while price increases added 11 percent.

COST OF SALES AND OPERATING EXPENSES. 1999 cost of sales was up 14 percent from last year, but well below the 29 percent increase in volumes, as gross and net corn costs declined and we achieved improved operating efficiencies. Gross profits for the year increased 67 percent from 1998 to $285 million. Gross profit margins improved for the third year, climbing to 16 percent of net sales from 12 percent in 1998 and 10 percent in 1997. The 1999 improvement in the gross profit margin is largely attributable to North America, where gross profit margins almost doubled from 1998, and reflects lower corn costs and manufacturing expenses.

Operating expenses for 1999 totaled $134 million, a 33 percent increase from 1998, reflecting the inclusion of the Mexican and Korean businesses and higher corporate expenses. The increase in corporate expenses is attributable to costs associated with strategic development initiatives and performance-based compensation expenses.

1999 fee, royalty and other income decreased to $6 million from $14 million in 1998. The decline is attributable to the former Mexican joint venture now being consolidated. Other fees and income remained fairly constant compared to the prior year.

OPERATING INCOME. 1999 operating income was up 87 percent to $157 million from $84 million in 1998. North America operating income increased nearly fourfold to $93 million, up from $21 million in 1998. The improvement came from higher profit margins in the United States and Canada and the inclusion of full earnings from the Mexican operation. Rest of World 1999 operating income advanced 7 percent from 1998, to $78 million from $73 million, reflecting the strong performance of the Korean acquisition. This increase more than offset declines in South America, which resulted from the economic crisis created by the January 1999 Brazilian currency devaluation.

FINANCING COSTS. 1999 financing costs totaled $35 million, up from $13 million in 1998. The increased financing costs reflect the debt taken on with the Mexican and Korean transactions and higher interest rates on the conversion of $200 million in short-term debt to long-term fixed rate senior notes issued in August 1999.

PROVISION FOR INCOME TAXES. The Company's effective tax rate for 1999 and 1998 was 35 percent. This tax rate represents the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States.

MINORITY INTEREST IN EARNINGS. Minority interest in earnings increased to $5 million in 1999 from $3 million in 1998. The increase is attributable to the minority interest in our Mexican affiliate acquired in December 1998.

NET INCOME. 1999 net income grew 72 percent to $74 million from $43 million in 1998. The improvement is attributable to the North America operations and the accretive business additions in Mexico and Korea. 1999 earnings per diluted share increased 68 percent to $1.98 from $1.18 per diluted share in 1998.

LIQUIDITY & CAPITAL RESOURCES

At December 31, 2000, the Company's total assets were $2,339 million, up from $2,217 million at December 31, 1999. The increase in total assets primarily reflects the acquisition of the Argentine business, partially offset by translation effects resulting from the stronger US dollar in relation to foreign currencies.

The Company has a $340 million 5-year revolving credit facility in the United States due December 2002 (the US revolving credit facility). In addition, the Company has a number of short-term credit facilities consisting of operating lines of credit. At December 31, 2000, the Company had total debt outstanding of $720 million, compared to $544 million at December 31, 1999. The debt outstanding includes $209 million of borrowings outstanding under the US revolving credit facility, $200 million of 8.45 percent senior notes due 2009, as well as affiliate long-term debt of $115 million. The current portion of long-term debt is $71 million. In addition, the Company has $196 million in affiliate short-term borrowings against local country operating lines in various currencies. The weighted average interest rate on total Company indebtedness was approximately 8.4 percent and 7.7 percent for 2000 and 1999, respectively.


NET CASH FLOWS

A summary of operating cash flows is shown below:

(in millions)                            2000       1999
----------------------------------      -----      -----
Net income                              $  48      $  74
Depreciation and amortization             135        122
Deferred taxes                             15          5
Minority interest in earnings              18          5
Changes in working capital                 (4)        (3)
                                        -----      -----
   Cash flows from operations           $ 212      $ 203
                                        =====      =====



The Company generated $212 million of operating cash flows in 2000, which it used to fund a large portion of its investing and financing activities. The remaining portion of its investing and financing activities was funded with proceeds from net borrowings of $131 million. Listed below are the Company's primary investing and financing activities for 2000 (in millions):

     -    Capital expenditures                                             $143

     -    Payments to acquire additional business in Argentina and Mexico   120

     -    Cost of common stock repurchased                                   44

     -    Dividends paid to common stockholders                              14

     -    Payments on short-term borrowings, net of proceeds                105

     -    Proceeds from long-term debt                                      236

The Company expects that its operating cash flows and borrowing availability under its credit facilities will be more than sufficient to fund its anticipated capital expenditures, dividends and other investing and/or financing strategies.

RISK AND UNCERTAINTIES

The Company operates domestically and internationally in one business segment. In each country where we conduct business, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that the risk of loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. The Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or nonperformance would materially affect the Company's results. The Company also has policies to handle other financial risks discussed below.

COMMODITY COSTS. The Company's finished products are made primarily from corn. Purchased corn accounts for 40 percent to 65 percent of finished product costs. In North America, the Company sells a large portion of its finished product at firm prices established in supply contracts for up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, the Company enters into corn futures contracts or takes hedging positions in the corn futures market. From time to time, the Company may also enter into anticipatory hedges. These contracts typically mature within one year. At expiration, the Company settles the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures the Company is hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. In the Rest of World, sales of finished product under long-term, firm-priced supply contracts are not material.

The Company's hedging instruments generally relate to contracted firm-priced business. Based on the Company's overall commodity hedge exposure at December 31, 2000, a hypothetical 10 percent change in market rates applied to the fair value of the instruments would have no material impact on the Company's earnings, cash flows, financial position or fair value of commodity price and risk-sensitive instruments over a one-year period.

INTERNATIONAL OPERATIONS AND FOREIGN EXCHANGE. For more than 70 years, the Company has operated a multinational business subject to the risks inherent in operating in foreign countries, with foreign currencies. The Company's US dollar-denominated results are subject to foreign exchange fluctuations, and its non-US operations are subject to political, economic and other risks.

Because the Company primarily sells world commodities, it believes that local prices will adjust relatively quickly to offset the effect of a local devaluation. The Company generally does not enter into foreign currency hedging transactions. The Company's policy is to hedge commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction.

INTEREST RATE EXPOSURE. Approximately 30 percent of the Company's borrowings are long-term fixed rate bonds. Of the remaining 70 percent of the Company's borrowings, approximately 30 percent are short-term credit facilities with floating interest rates, and 40 percent are long-term loans with variable interest rates primarily tied to the London Interbank Offered Rate (LIBOR). Should short-term rates change, this could affect our interest cost.

ADOPTION OF NEW ACCOUNTING STANDARD

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted by the Company in the first quarter of 2001. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in other comprehensive income until the hedged item is recognized in earnings. The derivative's change in fair value, which is not directly offset by hedging, will be immediately recognized in earnings.

FORWARD LOOKING STATEMENTS

This Annual Report contains or may contain certain forward-looking statements concerning the Company's financial position, business and future prospects, in addition to other statements using words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies and changes in regulatory controls regarding quotas, tariffs and biotechnology issues; and increased competitive and/or customer pressure in the corn-refining industry. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of risk factors, see the Company's most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q or 8-K.

REPORT OF MANAGEMENT

THE MANAGEMENT OF CORN PRODUCTS INTERNATIONAL, INC., is responsible for the financial and operating information contained in this Annual Report, including the financial statements covered by the independent auditors' report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, informed estimates and judgments.

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

James W. Ripley
Chief Financial Officer
January 19, 2001

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CORN PRODUCTS INTERNATIONAL, INC.:
We have audited the accompanying consolidated balance sheets of Corn Products International, Inc., and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its inventory costing method in the United States of America in 2000.

KPMG LLP
Chicago, Illinois
January 19, 2001

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF INCOME


YEAR ENDED DECEMBER 31
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                             -------------     --------------    ---------------
                                                                 2000              1999*             1998*
                                                             -------------     --------------    ---------------
     Net sales                                                  $1,865            $1,735            $1,448
     Cost of sales                                               1,559             1,450             1,277

                                                             -------------     --------------    ---------------
     GROSS PROFIT                                                  306               285               171
                                                             -------------     --------------    ---------------

     Selling, general and administrative costs                     135               134               101
     Special charges                                                20                --                --
     Fee, royalty and other income                                  (5)               (6)              (14)

                                                             -------------     --------------    ---------------
                                                                   150               128                87
                                                             -------------     --------------    ---------------

     OPERATING INCOME                                              156               157                84

     Financing costs, net                                           54                35                13
                                                             -------------     --------------    ---------------

     Income before income taxes and minority interest              102               122                71
     Income taxes provision                                         36                43                25
     Minority interest in earnings                                  18                 5                 3
                                                             -------------     --------------    ---------------

                                                             =============     ==============    ===============
     NET INCOME                                                    $48               $74               $43
                                                             =============     ==============    ===============


     Weighted average common shares outstanding:
       Basic                                                        35.3              37.3              36.0
       Diluted                                                      35.3              37.4              36.1


     Basic and diluted earnings per common share:
       Net income per common share                                  $1.35             $1.98             $1.18


See notes to the consolidated financial statements.
* - As restated (see Note 3).

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)                                            2000                   1999*
                                                                                      --------------------    ------------------
ASSETS
      CURRENT ASSETS
           Cash and cash equivalents                                                           $41                     $41
           Accounts receivable - net                                                           274                     261
           Inventories                                                                         232                     217
           Prepaid expenses                                                                      8                       6
--------------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                                     555                     525
--------------------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment, at cost
           Land                                                                                 91                      91
           Buildings                                                                           372                     314
           Machinery and equipment                                                           2,452                   2,369
                                                                                      --------------------    ------------------
                                                                                             2,915                   2,774
           Less accumulated depreciation                                                    (1,508)                 (1,425)
                                                                                      --------------------    ------------------
                                                                                             1,407                   1,349
      Goodwill and other intangible assets
           (less accumulated amortization of $16 and $5)                                       313                     270
      Deferred tax asset                                                                         2                      17
      Investments                                                                               28                      27
      Other assets                                                                              34                      29

================================================================================================================================
      TOTAL ASSETS                                                                          $2,339                  $2,217
================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
      CURRENT LIABILITIES
           Short-term borrowings and current portion of long-term debt                        $267                    $222
           Accounts payable                                                                    136                     109
           Accrued liabilities                                                                  83                      90
--------------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                                486                     421
--------------------------------------------------------------------------------------------------------------------------------

      Noncurrent liabilities                                                                    47                      63
      Long-term debt                                                                           453                     322
      Deferred taxes on income                                                                 185                     182
      Minority interest in subsidiaries                                                        208                     199

STOCKHOLDERS' EQUITY
           Preferred stock - authorized 25,000,000 shares-
                         $0.01 par value, none issued                                           --                      --
           Common stock - authorized 200,000,000 shares-
                         $0.01 par value - 37,659,887 issued
                         on December 31, 2000 and 1999                                           1                       1
           Additional paid in capital                                                        1,073                   1,073
           Less:  Treasury stock (common stock; 2,391,913 and 703,399 shares in
                        2000 and 1999, respectively) at cost                                   (60)                    (20)
           Deferred compensation - restricted stock                                             (3)                     (2)
           Accumulated comprehensive income (loss)                                            (183)                   (120)
           Retained earnings                                                                   132                      98
--------------------------------------------------------------------------------------------------------------------------------
      TOTAL STOCKHOLDERS' EQUITY                                                               960                   1,030
--------------------------------------------------------------------------------------------------------------------------------

================================================================================================================================
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                  $2,339                  $2,217
================================================================================================================================

See notes to the consolidated financial statements.
* - As restated (see Note 3).

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31
(IN MILLIONS)
                                                       --------------    -------------    --------------
                                                            2000             1999*             1998*
                                                       --------------    -------------    --------------
NET INCOME                                                  $48               $74              $43
Other comprehensive income (loss)
   Currency translation adjustment                          (63)              (72)             (25)
                                                       --------------    -------------    --------------
COMPREHENSIVE INCOME (LOSS)                                ($15)               $2              $18
                                                       ==============    =============    ==============

See notes to the consolidated financial statements.
* - As restated (see Note 3).


CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(IN MILLIONS)                            COMMON     ADDITIONAL    TREASURY     DEFERRED        ACCUMULATED        RETAINED
                                          STOCK       PAID-IN       STOCK    COMPENSATION     COMPREHENSIVE       EARNINGS
                                                      CAPITAL                                 INCOME (LOSS)
                                      -------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997*                $1          $1,014        $  0         $ 0             $ (23)             $  0
---------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                                          43
   Dividends declared                                                                                                  (6)
   Issuance of common stock in
      connection with acquisition                          51
   Issuance of restricted common
      stock as compensation                                 6
   Deferred compensation -
      restricted stock                                                             (2)
   Stock options exercised                                  1
   Purchase of treasury stock                                          (1)
   Currency translation adjustment                                                                  (25)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998*                $1          $1,072        $ (1)        $(2)            $ (48)             $ 37
---------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                                          74
   Dividends declared                                                                                                 (13)
   Issuance of restricted common
      stock as compensation                                 1
   Purchase of treasury stock                                         (19)
   Currency translation adjustment                                                                  (72)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999*                $1          $1,073        $(20)        $(2)            $(120)             $ 98
---------------------------------------------------------------------------------------------------------------------------
   Net income                                                                                                          48
   Dividends declared                                                                                                 (14)
   Issuance of restricted common
      stock as compensation                                             1          (1)
   Issuance of common stock in
      connection with acquisition                                       3
   Purchase of treasury stock                                         (44)
   Currency translation adjustment                                                                  (63)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                 $1          $1,073        $(60)        $(3)            $(183)             $132
--------------------------------------=====================================================================================

See notes to the consolidated financial statements.
* - As restated (see Note 3).

CORN PRODUCTS INTERNATIONAL, INC. - Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31
(in millions)
                                                                                 2000         1999*          1998*
                                                                               --------     ---------      --------
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES

    Net income                                                                  $  48         $  74         $  43
    Non-cash charges to net income:
       Depreciation and amortization                                              135           122            95
       Deferred taxes                                                              15             5            10
       Minority interest in earnings                                               18             5             3
    Changes in trade working capital:
          Accounts receivable and prepaid items                                     3           (21)           (5)
          Inventories                                                             (12)          (23)          (32)
          Income taxes                                                              1             8             3
          Other assets                                                             (6)            1            (5)
          Accounts payable and accrued liabilities                                 10            32           (19)
--------------------------------------------------------------------------------------------------------------------
    Net cash flows from operating activities                                      212           203            93
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
    Capital expenditures                                                         (143)         (162)          (91)
    Proceeds from disposal of plants and properties                                 1             9             2
    Payments for acquisitions, net of cash acquired                              (120)         (118)          (31)
    Repayment of loan by unconsolidated affiliate                                  --            --            60
--------------------------------------------------------------------------------------------------------------------
    Net cash flows used for investing activities                                 (262)         (271)          (60)
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
    Payments on short-term borrowings, net of proceeds                           (105)          (98)          (86)
    Proceeds from (payments on) long-term debt                                    236           198           (10)
    Dividends paid                                                                (14)          (13)           (3)
    Cost of common stock repurchased                                              (44)          (19)           (1)
    Other                                                                         (23)            2            18
--------------------------------------------------------------------------------------------------------------------
    Net cash flows from (used for) financing activities                            50            70           (82)
--------------------------------------------------------------------------------------------------------------------

    Increase (decrease) in cash and cash equivalents                               --             2           (49)

    Cash and cash equivalents, beginning of period                                 41            36            85
--------------------------------------------------------------------------------------------------------------------

    Effects of foreign exchange rate changes on cash                               --             3            --
--------------------------------------------------------------------------------------------------------------------

====================================================================================================================
    Cash and cash equivalents, end of period                                    $  41         $  41         $  36
====================================================================================================================

See notes to the consolidated financial statements.
* - As restated (see Note 3).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE BUSINESS

     Corn Products International, Inc., (the "Company"), was founded in 1906 and became an independent and public company as of December 31, 1997, after being spun off from CPC International Inc. ("CPC"). The Company operates domestically and internationally in one business segment, corn refining, and produces a wide variety of products.

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

     Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the US dollar, are translated at current exchange rates with the related translation adjustments reported as a separate component of stockholders' equity. Income statement accounts are translated at the average exchange rate during the period. Where the US dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Nonmonetary assets and liabilities are translated at historical exchange rates.

     CASH AND CASH EQUIVALENTS - Cash equivalents consist of all investments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

     INVENTORIES - Inventories are stated at the lower of cost or market. Costs are determined using the first-in, first-out (FIFO) method.

     INVESTMENTS - Most of the Company's investments are accounted for under the cost method and are carried at cost or less. Certain other investments are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company's proportionate share of income or loss, less dividends received.

     DEPRECIATION, AMORTIZATION AND GOODWILL VALUATION -- Depreciation is generally computed on the straight-line method over the estimated useful life of depreciable assets over lives ranging from 10 to 50 years for buildings and 3 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. Goodwill represents the excess of cost over fair value of net assets acquired and is amortized over a period not exceeding 40 years, using the straight-line method. The carrying values of goodwill and long-lived assets are reviewed if the facts and circumstances suggest that they may be impaired. Negative operating results and negative cash flows from operations, among other factors, could be indicative of the impairment of assets. If this review indicates that carrying values will not be recoverable, the Company's carrying values would be reduced.

     REVENUE RECOGNITION - The Company recognizes operating revenues upon shipment of goods to customers, except for consigned inventories where the revenue is recognized at the time the shipment is used by the customer.

     HEDGING INSTRUMENTS - The Company follows a policy of hedging its exposure to commodity price fluctuations with commodity futures contracts for its North American corn purchases. All firm-priced business is hedged; other business may or may not be hedged at any given time, based on management's decisions as to the need to fix the cost of such raw materials to protect the Company's profitability. Realized gains and losses arising from such hedging transactions are considered an integral part of the cost of these commodities and are included in the cost when purchased.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted by the Company in the first quarter of 2001. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in other comprehensive income until the hedged item is recognized in earnings. The derivative's change in fair value, which is not directly offset by hedging, will be immediately recognized in earnings.

     EARNINGS PER COMMON SHARE - Basic earnings per common share is computed by dividing net income by the weighted average shares outstanding, 35.3 million for 2000, 37.3 million for 1999 and 36.0 million for 1998. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average shares outstanding, including the dilutive effects of stock options outstanding. The weighted average shares outstanding for diluted EPS were
     35.3 million, 37.4 million and 36.1 million for 2000, 1999 and 1998, respectively. In 2000 and 1999, options on 1,829,366 and 1,054,800 shares of common stock, respectively, were not included in the calculation of the weighted average shares for the diluted EPS because their effects would be antidilutive.

     RISKS AND UNCERTAINTIES - The Company operates domestically and internationally in one business segment. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that the risk of loss from noninsurable events in any one country would not have a material adverse effect on the Company's operations as a whole. Additionally, the Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or nonperformance would materially affect the Company's results.

NOTE 3 - CHANGE IN ACCOUNTING PRINCIPLE

     Effective January 1, 2000, the Company changed its inventory costing method in the United States from the last in-first out (LIFO) method to the first in-first out (FIFO) method. The change in accounting principle, which has been applied retroactively, was made to conform the inventory valuation method in the US operations to the method used for all the Company's other operations.

     The effect of this change resulted in an increase in income of $0.7 million, or $0.02 per share in 2000, a decrease in income of $3.1 million, or $0.08 per share in 1999, and a decrease in income of $0.3 million, or $0.01 per share in 1998. As the Company was spun-off, effective December 31, 1997, no retained earnings were carried forward. The effect of restatement on periods prior to January 1, 1998, has been reflected in the Company's additional paid-in capital. The effect of this restatement resulted in an increase in additional paid-in capital as of December 31, 1997, of $6 million.

NOTE 4 - ACQUISITIONS

     During 2000, the Company completed a multi-step transaction through the acquisition of a controlling interest in Industrias de Maiz S.A. ("IMASA") of Argentina. Upon completion of the transaction, the Company controls approximately 73 percent of its Southern Cone businesses, which include IMASA, Productos de Maiz of Argentina, as well as its businesses in Chile and Uruguay. The acquisition was accounted for under the purchase method.

     During the first quarter of 1995, the Company entered into a joint venture with Arancia, S.A. de C.V. (the "Joint Venture"), a corn-refining business located in Mexico. Prior to December 2, 1998, this investment had been accounted for under the equity method. In October 1998, the Company entered into certain agreements to purchase the remaining interest in its Joint Venture in three transactions over the next several years. The closing of the initial transaction occurred on December 2, 1998, whereby the Company obtained effective control of the Joint Venture through the issuance of 1,764,706 shares of common stock and the payment of cash. On January 18, 2000, the Company increased its ownership in Arancia to 90 percent by completing the second transaction through the transfer of common stock from treasury and payment of cash. The series of transactions have been accounted for under the purchase method. The Company has the option to acquire, and the minority interest shareholders have the option to require the Company to acquire, the remaining minority interest in Arancia prior to December 31, 2003, for approximately $35 million plus interest from December 2, 1998. The future installment payments are reflected as minority interest in subsidiaries and accrue interest at the same rate as the Company's US credit facility, which was 7.02 percent and 6.52 percent at December 31, 2000 and 1999, respectively.

     During 2000, cash consideration for the Mexican and Argentine acquisitions totaled $120 million.

     During 1999, the Company acquired the corn wet-milling business of Bang-IL Industrial Co., Ltd., a Korean corporation, through an asset purchase for $65 million and included the results of the business from the first quarter of 1999. In December 1999, the Company completed the second phase of its entry into Korea by combining its business with the corn-refining business of Doosan Corporation, also a Korean corporation, for $47 million. The Company accounts for its Korean operations as a consolidated subsidiary as it has a controlling interest in the combined company. On January 5, 2001, the Company increased its ownership in the combined company from 50 percent to 75 percent for $65 million in cash.

     Also, in the second quarter of 1999, the Company increased its ownership of its Pakistan affiliate to approximately 70 percent by purchasing an additional 19 percent interest. All of the acquisitions in 1999 were accounted for under the purchase method.

     Had the acquisitions described above occurred at the beginning of the respective years, the effect on the Company's financial statements would not have been significant.

NOTE 5 - SPECIAL CHARGES

     In 2000, the Company recorded a $20 million charge pertaining to a workforce reduction program and the write-off of nonproductive assets. The charges consisted of $17.5 million for severance, pension and other post-employment benefit costs associated with the workforce reduction and $2.5 million related to the write-off of certain capital projects. The workforce reduction program affected approximately 266 employees, 109 of whom were located in the United States. The workforce reduction principally affected employees in U.S. sales and business development, as well as employees in North America and South America manufacturing operations and includes the integration of the Southern Cone sales and administrative functions following the IMASA acquisition. As of December 31, 2000, all 266 of the employees affected by the workforce reduction program had terminated employment with the Company.

     As of December 31, 2000, the Company had utilized the entire $20 million accrual, $17.5 million for employee separation costs and $2.5 million related to the write-off of certain capital projects.

NOTE 6 - FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. Based on market quotes or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long term debt at December 31, 2000 and 1999, was $508 million and $377 million, respectively.

     COMMODITIES

     At December 31, 2000 and 1999, the Company had open corn commodity futures contracts of $199 million and $196 million, respectively. Contracts open for delivery beyond March 31, 2001, amounted to $156 million, of which $52 million is due in May 2001, $56 million is due in July 2001, $17 million is due in September 2001, $30 million is due in December 2001, and $1 million is due in March 2002. At December 31, 2000, the price of corn under these contracts was $17 million below market quotations of the same dates. At December 31, 1999, the price of corn under these contracts was $5 million above market quotations of the same dates.

NOTE 7 - FINANCING ARRANGEMENTS

     The Company had total debt outstanding of $720 million and $544 million at December 31, 2000 and 1999, respectively. Short-term borrowings consist primarily of various unsecured local country operating lines of credit. As of December 31, short-term borrowings consist of the following:

       (in millions)                                              2000     1999
                                                                 ------   ------
       Canadian revolving credit facilities (6.45%)               $ 48      $ 20
       Other borrowings in various currencies (4.24% - 23.65%)     148       143
       Current portion of long-term debt                            71        59
       -------------------------------------------------------------------------
                Total                                             $267      $222


     The Company has a $340 million 5 year unsecured revolving credit facility in the United States due December 2002. In 1999, the Company filed a shelf registration with the Securities and Exchange Commission for borrowings up to $600 million. In 1999, the Company issued $200 million of 8.45% senior notes under the shelf registration.

     Long-term debt consists of the following at December 31:

       (in millions)                                                   2000     1999
                                                                      ------   ------
       U.S. revolving credit facility, due 2002 (6.93%)               $ 209      $--
       8.45% senior notes, due 2009                                     200      200
       Mexican import credit facility, due 2001 at LIBOR + 1.75%         40       40
       Canadian term loans, due 2005 (7.11% - 7.20%)                     27       --
       Others, due in varying amounts through 2008, fixed and
         floating interest rates ranging from 1.00% - 17.27%             48      141
       -----------------------------------------------------------------------------
                Total                                                 $ 524    $ 381
       -----------------------------------------------------------------------------
       Less current maturities                                           71       59
       -----------------------------------------------------------------------------
                Long-term debt                                         $453    $ 322
       =============================================================================


     Maturities of long-term debt are $215 million in 2002, $5 million in 2003, $12 million in 2004, $21 million in 2005 and $200 million in 2006 and thereafter. The LIBOR rate at December 31, 2000 was 6.20 percent.

NOTE 8 - LEASES

     The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense under operating leases was $20.4 million, $17.8 million and $18.7 million in 2000, 1999 and 1998, respectively. Minimum lease payments existing at December 31, 2000 are shown below:

-----------------------------------------------------------------
(IN MILLIONS)
                YEAR                       MINIMUM LEASE PAYMENT
-----------------------------------------------------------------
                2001                               $15.8
                2002                                13.6
                2003                                11.5
                2004                                 8.5
                2005                                 6.5
             Balance thereafter                     22.7

NOTE 9 - INCOME TAXES

     Income before income taxes and the components of the provision for income taxes are shown below:


----------------------------------------------------------------------------
(in millions)                                   2000         1999      1998
----------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES:
     United States                             $(10)         $ 11      $ 8
     Outside the United States                  112           111       63
----------------------------------------------------------------------------
       Total                                   $102          $122      $71
----------------------------------------------------------------------------
PROVISION FOR INCOME TAXES:
Current tax expense
     US federal                                $  1          $  6      $ 1
     State and local                              1             1        1
     Foreign                                     19            31       13
----------------------------------------------------------------------------
       Total current                           $ 21          $ 38      $15
----------------------------------------------------------------------------
Deferred tax expense (benefit)
     US federal                                $ (4)         $ (6)     $ 5
     State and local                             (1)           (1)      --
     Foreign                                     20            12        5
----------------------------------------------------------------------------
       Total deferred                            15             5       10
----------------------------------------------------------------------------
Total provision                                $ 36          $ 43      $25
============================================================================

     Deferred income taxes are provided for tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2000 and 1999, respectively, are attributable to:

     -------------------------------------------------------------
     (in millions)                             2000          1999
     -------------------------------------------------------------
     Plants and properties                      $201         $195
     Inventory                                    --            2
     -------------------------------------------------------------
     Gross deferred tax liabilities              201          197
     -------------------------------------------------------------
     Employee benefit reserves                    10           10
     Pensions                                      3            5
     Other                                        13           21
     -------------------------------------------------------------
     Gross deferred tax assets                    26           36
     -------------------------------------------------------------
     Valuation allowance                          (8)          (4)
     -------------------------------------------------------------
     Total deferred tax liabilities             $183         $165
     =============================================================


     The valuation allowance at December 31, 2000, increased to $8 million from $4 million at December 31, 1999, as it is more likely than not that certain foreign net operating loss carry forwards will not be fully utilized to offset taxable income.

     A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

     -------------------------------------------------------------------
                                                 2000      1999    1998
     -------------------------------------------------------------------
     Provision for tax at U.S. statutory rate    35.0%     35.0%   35.0%
     Taxes related to foreign income             (2.2)     (3.0)   (2.3)
     State and local taxes - net                  1.8      (0.1)    0.5
     Nondeductible goodwill                       1.1       1.0    --
     Other items - net                           (0.7)      2.1     1.8
     -------------------------------------------------------------------
     Provision at effective tax rate             35.0%     35.0%   35.0%
     ===================================================================

     Provisions are made for estimated U.S. and foreign income taxes, less credits which may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $356 million of undistributed earnings of foreign subsidiaries at December 31, 2000, as such amounts are considered permanently reinvested.

NOTE 10 - BENEFIT PLANS

     The Company and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all employees in the United States and Canada, including certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of service. The Company's general funding policy is to provide contributions within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company's policy in those countries is to make the contribution required by the terms of the applicable plan. Domestic plan assets consist primarily of common stock, corporate debt securities and short-term investment funds.

     Effective January 1, 1998, the plan for domestic salaried employees was amended to a defined benefit "cash balance" pension plan, which provides benefits based on service and company credits to the participating employees' accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

     The Company also provides healthcare and life insurance benefits for retired employees in the United States and Canada. Effective January 1, 1998, the Company amended its U.S. postretirement medical plans for salaried employees to provide Retirement Health Care Spending Accounts. The Company provides access to retiree medical insurance postretirement. U.S. salaried employees accrue an account during employment, which can be used after employment to purchase postretirement medical insurance from the Company and Medigap or Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount and indexed for inflation annually during employment. The accounts accrue interest credits using a rate equal to a specified amount above the yield on 5 year Treasury notes. These employees become eligible for benefits when they meet minimum age and service requirements. The Company accrues a flat dollar amount on an annual basis for each domestic salaried employee. These amounts, plus credited interest, can be used to purchase postretirement medical insurance. The Company has the right to modify or terminate these benefits. Healthcare benefits for retirees outside the United States and Canada are generally covered through local government plans.

     PENSION PLANS - Net pension cost (income) consisted of the following for the years ended December 31, 2000, 1999 and 1998:

(IN MILLIONS)                                    U.S. PLANS                      NON-U.S. PLANS
-------------------------------------------------------------------------------------------------------
                                          2000       1999       1998         2000      1999      1998
-------------------------------------------------------------------------------------------------------
Service cost                               $2        $ 2         $ 2        $ 1       $ 1       $  1
Interest cost                               4          4           4          3         3          3
Expected return on plan assets             (6)        (5)         (4)        (4)       (4)        (3)
Charges due to salaried voluntary
  severance program                        (2)        --          --         --        --         --
Net amortization and deferral              --         --          (1)        --        --         (1)
-------------------------------------------------------------------------------------------------------
Net pension cost                          ($2)       $ 1         $ 1        $--       $--       $ --
========================================================================================================

     The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at December 31, 2000 and 1999, respectively, were as follows:


(IN MILLIONS)                                       U.S. PLANS               NON-U.S. PLANS
                                                 -----------------          -----------------
                                                  2000       1999            2000      1999
                                                 -----------------          -----------------
BENEFIT OBLIGATION
  At January 1                                    $57         $57             $52        $47
  Service cost                                      2           2               1          1
  Interest cost                                     4           4               3          3
  Benefits paid                                    (1)         (2)             (2)        (2)
  Actuarial (gain) loss                             1          (4)              2         --
  Curtailments                                      3          --              --         --
  Settlements                                     (14)         --              --         --
  Foreign currency exchange                        --          --              (1)         3
=============================================================================================
Benefit obligation at December 31                 $52         $57             $55        $52
=============================================================================================
FAIR VALUE OF PLAN ASSETS
  At January 1                                    $64         $63             $53        $46
  Actual return on plan assets                      5           3               5          6
  Employer contributions                           --          --               1          1
  Benefits paid                                   (14)         (2)             (2)        (2)
  Foreign currency exchange                        --          --              (1)         2
=============================================================================================
Fair value of plan assets at December 31          $55         $64             $56        $53
=============================================================================================
Funded status                                      $3          $7              $1         $1
  Unrecognized net actuarial loss (gain)          (16)        (23)              2          1
  Unrecognized prior service cost                   3           4               1          1
---------------------------------------------------------------------------------------------
Net prepaid pension asset (liability)            ($10)       ($12)             $4         $3
=============================================================================================


     Included in the pension benefits above are nonqualified pension plans. The Company is not required to set aside assets in order to fund these plans. As a result, for these nonqualified plans, both the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $5 million as of December 31, 2000 and 1999.

     The following weighted average assumptions were used to determine the Company's obligations under the plans:


                                               U.S. PLANS                    NON-U.S. PLANS
----------------------------------------------------------------------------------------------------
                                        2000       1999       1998       2000       1999      1998
----------------------------------------------------------------------------------------------------
Discount rates                          8.0%       8.0 %       6.75 %    6.5 %      6.5 %     6.5 %
Rate of compensation increase           5.0 %      5.0 %       3.75 %    4.5 %      4.5 %     4.5 %
Expected return on plan assets          9.5 %      9.5 %       8.25 %    8.5 %      8.5 %     8.5 %
====================================================================================================

     The Company and certain of its subsidiaries maintain defined contribution plans. Contributions are determined by matching a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $5.6 million, $4.4 million and $4.2 million, in 2000, 1999 and 1998, respectively.

     POSTRETIREMENT BENEFIT PLANS - Net postretirement benefit costs consisted of the following for the years ended December 31, 2000, 1999 and 1998:


     (IN MILLIONS)
     -------------------------------------------------------------------
                                               2000      1999     1998
     -------------------------------------------------------------------
     Service cost                               $1        $1        $1
     Interest cost                               1         1         1
     Net amortization and deferral              --        (1)       (1)
     Voluntary separation program                2        --        --
     -------------------------------------------------------------------
     Net post-retirement costs                  $4        $1        $1
     ===================================================================


     The Company's postretirement benefit plans currently are not funded. The changes in the benefit obligations of the plans at December 31, 2000 and 1999, respectively, were as follows:


     (IN MILLIONS)                                          2000     1999
     ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION
       At January 1                                         $21       $17
       Service cost                                           1         1
       Interest cost                                          1         1
       Actuarial (gain) loss                                  1         2
       Curtailments                                           2        --
     ---------------------------------------------------------------------
     ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION
       At December 31                                       $26       $21
       Unrecognized net actuarial (loss) gain                (3)       (2)
       Unrecognized prior service cost                        4         4
     ---------------------------------------------------------------------
     ACCRUED POSTRETIREMENT BENEFIT COSTS                   $27       $23
     =====================================================================

     Annual increases in per capita cost of healthcare benefits of 8 percent pre-age 65 and 6.75 percent post-age 65 were assumed for 2000 to 2001 for healthcare related postretirement employment benefits, declining to 5.5 percent by the year 2002 and remaining at that level thereafter. An increase or decrease in the assumed health care cost trend rate by 1 percentage point increases or decreases the accumulated postretirement benefit obligation at December 31, 2000 by $2 million, with a corresponding effect on the service and interest cost components of the net periodic postretirement benefit cost for the year then ended of $0.2 million.

     The accumulated postretirement benefit obligation for U.S. plans at December 31, 2000 and 1999, was determined using an assumed discount rate of 8 percent. The accumulated postretirement benefit obligation at December 31, 2000 and 1999, for Canadian plans was determined using an assumed discount rate of 6.5 percent.

NOTE 11 - SUPPLEMENTARY INFORMATION
     BALANCE SHEET - Supplementary information is set forth below:

------------------------------------------------------------------------------
(in millions)                                                  2000     1999
------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE - NET
     Accounts receivable - trade                              $ 260    $ 222
     Accounts receivable - other                                 21       44
     Allowance for doubtful accounts                             (7)      (5)
------------------------------------------------------------------------------
     Total accounts receivable - net                          $ 274    $ 261
------------------------------------------------------------------------------
INVENTORIES
     Finished and in process                                  $ 100    $  88
     Raw materials                                               95       98
     Manufacturing supplies                                      37       31
------------------------------------------------------------------------------
     Total inventories                                        $ 232    $ 217
------------------------------------------------------------------------------
ACCRUED LIABILITIES
     Compensation expenses                                    $  10    $  15
     Dividends payable                                            4        4
     Accrued interest                                            11       10
     Taxes payable on income                                     10        9
     Taxes payable other than taxes on income                    15       13
     Other                                                       33       39
------------------------------------------------------------------------------
     Total accrued liabilities                                $  83    $  90
------------------------------------------------------------------------------
NONCURRENT LIABILITIES
     Employees' pension, indemnity, retirement,
       and related provisions                                 $  45    $  43
     Other noncurrent liabilities                                 2       20
------------------------------------------------------------------------------
     Total noncurrent liabilities                             $  47    $  63
==============================================================================


INCOME STATEMENT - Supplementary information is set forth below:

------------------------------------------------------------------------------
(in millions)                                           2000    1999    1998
------------------------------------------------------------------------------
FINANCING COSTS
     Interest expense                                   $ 59    $ 38    $ 16
     Interest income                                      (4)     (5)     (3)
     Foreign exchange loss (gain)                         (1)      2      --
------------------------------------------------------------------------------
     Financing costs, net                               $ 54    $ 35    $ 13
==============================================================================

STATEMENTS OF CASH FLOW - Supplementary information is set forth below:

--------------------------------------------------------------------------------
(in millions)                                           2000    1999    1998
--------------------------------------------------------------------------------
     Interest paid                                      $ 70    $ 27    $ 11
     Income taxes paid                                    34      29      12
--------------------------------------------------------------------------------

     NOTE 12 - STOCKHOLDERS' EQUITY

     PREFERRED STOCK AND STOCKHOLDERS' RIGHTS PLAN

     The Company has authorized 25 million shares of $0.01 par value preferred stock, of which 1 million shares were designated as Series A Junior Participating Preferred Stock for the stockholders' rights plan. Under this plan, each share of the Corn Products International common stock carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if a person or group acquires or announces a tender offer that would result in the acquisition of 15 percent or more of the Corn Products International common stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a stockholder holding at least 15 percent, each full right will entitle a holder to buy a number of the acquiring company's shares having a value of twice the exercise price of the right. Alternatively, if a 15 percent stockholder engages in certain self-dealing transactions or acquires the Company in such a manner that Corn Products International and its common stock survive, or if any person acquires 15 percent or more of the Corn Products International common stock, except pursuant to an offer for all shares at a fair price, each full right not owned by a stockholder with at least 15 percent may be exercised for Corn Products International common stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 15 percent or more of its voting securities. Unless redeemed earlier, the rights will expire on December 31, 2007.

     TREASURY STOCK

     The Company purchased on the open market 1,865,400, 419,900 and 33,000 shares of its common stock at an average purchase price of $23.91, $27.23 and $28.70 per share, during the years ended December 31, 2000, 1999 and 1998, respectively. Additionally, in 1999 the Company acquired 231,350 shares in a single block trade for $32.77 per share, or the average market price on the date of purchase. Also, the Company acquired 18,335, 6,382 and 18,454 shares of its common stock through conversion from cancelled restricted shares and repurchase from employees under the stock incentive plan at an average purchase price of $23.10, $30.15 and $30.76 per share, or fair value at the date of purchase, during the years ended December 31, 2000, 1999 and 1998, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

     During 2000, the Company issued, from treasury, 99,842 restricted common shares and 16,585 common shares upon the exercise of stock options under the stock incentive plan. Also, the Company issued 78,794 common shares from treasury in connection with the second step of the Arancia acquisition.

     On January 21, 2000, the Company's Board of Directors authorized an increase in the stock repurchase program from the previously authorized 2 million shares to 6 million shares of common stock over a five-year period. At December 31, 2000, 2,549,650 shares had been repurchased under this program at a total cost of approximately $64 million.

     STOCK INCENTIVE PLAN

     The Company has established a stock incentive plan for certain key employees. In addition, following the spin-off from CPC, all existing CPC stock options of Company employees were converted to stock options to acquire Corn Products International common stock. These stock options retain their vesting schedules and existing expiration dates. The Company granted additional nonqualified options to purchase 805,500, 413,000 and 1,097,200 shares of the Company's common stock during 2000, 1999 and 1998, respectively. These options are exercisable upon vesting and vest in 50 percent increments at one and two-year anniversary dates from the date of grant. As of December 31, 2000, certain of these nonqualified options have been forfeited due to the termination of employees.

     In addition to stock options, the Company awards shares of restricted stock to certain key employees. The cost of these awards is being amortized over the applicable restriction periods.

     The Company accounts for stock-based compensation using the intrinsic value method. On a pro forma basis, net income would have been $44 million or $1.25 per share in 2000, $69 million or $1.85 per share in 1999 and $38 million or $1.04 per share in 1998. For purposes of this pro forma disclosure under SFAS 123, the estimated fair market value of the awards is amortized to expense over the awards' applicable vesting period.

     The fair value of the awards was estimated at the grant dates using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 5.98, 5.67 and 5.67 percent; volatility factor of 8.28 percent in 2000 and 35 percent in 1999 and 1998; and a weighted average expected life of the awards of 7.84 years in 2000 and 5 years in 1999 and 1998. A dividend yield of 1.38 percent was assumed for 2000. No dividends were assumed for 1999 and 1998.

     The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

     A summary of stock option and restricted stock transactions for the last three years follows:


                                                                            WEIGHTED
                                             STOCK                           AVERAGE
                                            OPTIONS     STOCK OPTION        EXERCISE         SHARES OF
(shares in thousands)                       SHARES       PRICE RANGE          PRICE       RESTRICTED STOCK
-----------------------------------------------------------------------------------------------------------
 Outstanding at January 1, 1998                477     $12.59 to 24.03         $20.16            143
   Granted                                   1,097      28.06 to 32.31          32.23             37
   Exercised / vested                          (72)     12.59 to 22.53          16.47            (45)
   Cancelled                                   (23)     13.06 to 32.31          23.95            (13)
                                             -----                                              ----
 Outstanding at December 31, 1998            1,479      13.06 to 32.31          29.24            122
   Granted                                     413          26.87               26.87             51
   Exercised / vested                           (3)     20.76 to 22.55          21.47            (18)
   Cancelled                                   (11)     26.87 to 32.31          31.59             (1)
                                             -----                                              ----
 Outstanding at December 31, 1999            1,878      13.06 to 32.31          28.72            154
   Granted                                     806      22.75 to 27.41          25.39             93
   Exercised / vested                          (17)     20.76 to 22.55          21.47            (46)
   Cancelled                                  (114)     26.87 to 32.31          28.89             (7)
                                             -----                                              ----

 OUTSTANDING AT DECEMBER 31, 2000            2,553     $13.06 to 32.31         $27.71            194

----------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2000:


(shares in thousands)
                                                                    AVERAGE
                                                 WEIGHTED          REMAINING
                                OPTIONS          AVERAGE       CONTRACTUAL LIFE         OPTIONS        WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES      OUTSTANDING     EXERCISE PRICE        (YEARS)           EXERCISABLE       EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------
$13.0583 to 16.1563                 64            $15.30               3.8                   64              $15.30
16.1564 to 19.3875                   3             16.39               4.2                    3               16.39
19.3876 to 22.6188                 185             21.01               4.9                  185               21.01
22.6189 to 25.8500                 471             23.08               8.8                  123               24.03
25.8501 to 29.0813                 813             27.18               8.6                  216               26.99
29.0814 to 32.3125               1,017             32.31               7.1                  786               32.31
                                 -----                                                    -----
                                 2,553            $27.71                                  1,377              $28.39
-----------------------------------------------------------------------------------------------------------------------

     The amount of options exercisable at December 31, 1999 and 1998, was 692 thousand and 394 thousand, respectively. The weighted average fair values of options granted during 2000, 1999 and 1998, were $7.05, $26.87 and $11.38, respectively.

NOTE 13 - GEOGRAPHIC INFORMATION

     The Company operates in one business segment - corn refining - and is managed on a geographic regional basis. Its North American operations include its wholly owned corn-refining businesses in the United States and Canada and majority ownership in Mexico. Also included in this group is its North American enzyme business. Its Rest of World businesses include corn-refining operations in South America and joint ventures and alliances in Asia, Africa and other areas.

-------------------------------------------------------------------------------
  (in millions)                          2000            1999             1998
-------------------------------------------------------------------------------
SALES TO UNAFFILIATED CUSTOMERS:
     North America                      $1,157         $1,240            $934
     Rest of World                         708            495             514
-------------------------------------------------------------------------------
     TOTAL                              $1,865         $1,735          $1,448
===============================================================================
OPERATING INCOME:
     North America                         $74            $93             $21
     Rest of World                         115             78              73
     Corporate                             (13)           (14)            (10)
     Special charges                       (20)            --              --
-------------------------------------------------------------------------------
     TOTAL                                $156           $157             $84
===============================================================================
TOTAL ASSETS:
     North America                      $1,396         $1,439          $1,378
     Rest of World                         943            778             576
-------------------------------------------------------------------------------
     TOTAL                              $2,339         $2,217          $1,954
===============================================================================
DEPRECIATION AND AMORTIZATION:
     North America                         $93            $92             $67
     Rest of World                          42             30              28
-------------------------------------------------------------------------------
     TOTAL                                $135           $122             $95
===============================================================================
CAPITAL EXPENDITURES:
     North America                        $104           $120             $41
     Rest of World                          39             42              50
-------------------------------------------------------------------------------
     TOTAL                                $143           $162             $91
===============================================================================

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY FINANCIAL DATA

Summarized quarterly financial data is as follows:

-----------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)                  1st QTR        2nd QTR       3rd QTR      4th QTR
-----------------------------------------------------------------------------------------------------------
2000
Net sales                                                   $444           $474          $479         $468
Gross profit                                                  78             85            73           70
Net income                                                     4             19            13           12
Basic earnings per common share                            $0.10          $0.55         $0.36        $0.34
Diluted earnings per common share                          $0.10          $0.55         $0.36        $0.34
-----------------------------------------------------------------------------------------------------------
1999
Net sales                                                   $397           $441          $445         $452
Gross profit                                                  64             77            77          67*
Net income                                                    16             22            22          14*
Basic earnings per common share                            $0.42          $0.58         $0.61       $0.37*
Diluted earnings per common share                          $0.42          $0.58         $0.61       $0.37*
-----------------------------------------------------------------------------------------------------------

* Restated to reflect change in accounting for inventories.

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.


----------------------------------------------------------------------------------------------
                                           1st QTR        2nd QTR       3rd QTR       4th QTR
----------------------------------------------------------------------------------------------
2000
Market price range of common stock
High                                        $33.00         $27.25        $27.25        $29.50
Low                                          22.44          22.63         19.00         22.00
Close                                        24.06          26.50         22.75         29.06
Dividends declared per common share          $0.10          $0.10         $0.10         $0.10
1999
Market price range of common stock
High                                        $30.37         $32.13        $35.25        $33.81
Low                                          21.56          22.50         29.75         29.00
Close                                        23.94          30.44         30.44         32.75
Dividends declared per common share          $0.08          $0.08         $0.10         $0.10
----------------------------------------------------------------------------------------------

The number of shareholders of the Company's stock at December 31, 2000 was approximately 13,500.

EIGHT-YEAR FINANCIAL HIGHLIGHTS *
-------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)           2000     1999      1998      1997      1996      1995      1994       1993
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                         $1,865   $1,735    $1,448    $1,418    $1,524    $1,387     $1,385    $1,243
Restructuring and spin-off charges - net              13       --        --        83        --      (23)         12        --
Net income (loss)                                     48       74        43      (76)        25       136         98       101
Basic earnings per common share                    $1.35    $1.98     $1.18   $(2.13)     $0.70     $3.82      $2.75     $2.84
Cash dividend declared per common share            $0.40    $0.36     $0.16        --        --        --         --        --
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                      $69     $104       $46     $(83)      $151       $33       $113       $44
Plants and properties - net                        1,407    1,349     1,298     1,057     1,057       920        830       792
Total assets                                       2,339    2,217     1,956     1,676     1,676     1,315      1,214     1,121
Total debt                                           720      544       404       350       350       363        294       209
Stockholders' equity                                 960    1,030     1,059       992     1,033       606        555       491
Shares outstanding, year-end in millions            35.3     36.9      37.6      35.6        --        --         --        --
-------------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA
Depreciation and amortization                       $135     $122       $95       $95       $88       $82        $80       $78
Capital expenditures                                 143      162        91       100       192       188        145       122
Maintenance and repairs                               78       84        67        69        61        65         65        57
Total employee costs                                 195      192       131       142       170       164        149       177
-------------------------------------------------------------------------------------------------------------------------------

* All periods prior to 2000 have been restated to reflect the change in accounting for inventories.

Note: 1997 and prior per share amounts are pro forma.