Form 10-K/A, Exhibit 13
period 2000-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2001-12-21
CIK 1046257

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

In South America we intend to further improve our solid business by achieving significant profit growth in this region with emphasis on our Southern Cone of South American operations. In Asia and Africa, we plan to expand within our current business geography and enter new markets through acquisitions and alliances. In addition, we plan to evaluate major growth investment opportunities within and outside our current reach and act on those we judge to be clearly beneficial to long-term earnings growth. We believe that this strategy will produce ongoing business expansion, attractive profit growth and improving shareholder value.

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

In South America and Asia/Africa, we delivered excellent operating results based on acquisitions and base business volume and profit growth. In March, we completed the acquisition of IMASA, the largest corn refiner in Argentina, and consolidated it into our businesses in Argentina, Uruguay and Chile. Major phases of the integration were completed and the benefits of this integrated business are being realized. In Korea, we formed a joint venture with the corn-refining business of Doosan late in December 1999. It produced excellent results and its integration with our existing Korean business was very successful. Brazil, Colombia and Pakistan also contributed to the overall improvement in profitability with Rest of World operating income up 47 percent from the prior year.

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

In South America, we currently expect a significant increase in profits within the Southern Cone countries, resulting from both volume growth and improved market conditions. We plan to improve our solid South American business further by taking advantage of recently completed capital projects and making timely growth investments. In Asia and Africa, we plan to enhance our positions with selective investments within our existing geography and enter into new markets through acquisitions and alliances. In January 2001, we increased our investment to 75 percent in our Korean business, increasing our ownership in this important Asian business.

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

NET SALES.  A summary of net sales is shown below:

                                              INCREASE
(in millions)             2000       1999    (DECREASE)   % CHANGE
-------------------      ------     ------   ----------   --------
North America            $1,157     $1,240     $  (83)       -7%
South America               460        364         96        26%
Asia/Africa                 248        131        117        89%
                         ------     ------     ------      -----
   Total                 $1,865     $1,735     $  130       7.5%
                         ======     ======     ======      =====


Net sales for 2000 increased 7.5 percent to $1,865 million from $1,735 million in 1999, as significant sales increases in South America and Asia/Africa more than offset a 7 percent sales decline in North America.

Worldwide volume improvement resulted in 11 percent sales growth, which more than offset a 4 percent sales reduction due to price/mix. The sales increase for South America includes sales contributed from acquired operations in Argentina. Excluding the effect of the acquisition, South America sales increased approximately 13 percent as improved price/mix and volume growth added approximately 15 percent and 2 percent, respectively, while currency translation resulted in a 4 percent reduction. The sales increase for Asia/Africa principally reflects sales contributed from the operations acquired in our December 1999 Korean acquisition. Excluding the effect of the acquisition, Asia/Africa sales were up 2 percent, reflecting slightly improved price/mix and modest volume growth. The sales decrease in North America reflects a 9 percent reduction due to price/mix, with a 2 percent improvement from increased volume.

COST OF SALES AND OPERATING EXPENSES. Cost of sales for 2000 increased 8 percent from 1999 on sales volume growth of approximately 11 percent. Gross profits for 2000 increased 7 percent from 1999 to $306 million. Driven mainly by growth from the aforementioned acquisitions, gross profits in South America increased 23 percent while gross profits in Asia/Africa nearly doubled from last year. In North America, gross profits declined 19 percent due to reduced margins resulting from lower product selling prices and higher energy costs. Gross profit margin as a percentage of sales was 16 percent for 2000, unchanged from 1999, as an improvement in Asia/Africa was offset by decreases in North America and South America.

Operating expenses for 2000, which include the previously mentioned $20 million of nonrecurring special charges, totaled $155 million. Excluding the special charges, operating expenses increased 1 percent from 1999 primarily reflecting operating expenses of the acquired Korean and Argentine businesses, largely offset by reduced North American costs and lower corporate expenses.

OPERATING INCOME. A summary of operating income is shown below:

                                                   INCREASE
(in millions)                  2000       1999    (DECREASE)   % CHANGE
------------------------      -----      -----    ----------   --------
North America                 $  74      $  93      $ (19)      -20.4%
South America                    61         49         12        24.5%
Asia/Africa                      54         29         25        86.2%
Corporate expenses              (13)       (14)         1        -7.1%
                              -----      -----      -----      -------
TOTAL                         $ 176      $ 157      $  19        12.1%
Special charges                 (20)         -        (20)         nm*
                              -----      -----      -----      -------
OPERATING INCOME              $ 156      $ 157      $  (1)       -0.6%
                              =====      =====      =====      =======


*    nm-not meaningful

Operating income for 2000, including the special charges of $20 million, was $156 million, compared to $157 million in 1999. Excluding the nonrecurring special charges, operating income increased 12 percent from 1999, as significant improvement in Asia/Africa and South America operations, driven principally by growth in Korea and Argentina, more than offset a 20 percent decline in North America. The decrease in North America was mainly due to lower average selling prices for sweeteners and by-products, combined with higher energy costs.

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

Excluding the Mexican business, net sales were 2 percent lower than in 1998. Volume increased 3 percent, while prices declined 4 percent. In the US and Canadian market, dextrose sales and volumes increased by double digits. HFCS prices continued to improve. In South America net sales were down 18 percent from 1998 due primarily to lower foreign currency values, principally in Brazil and Colombia, which reduced sales in the region by approximately 32 percent. Improved price/mix (up 13 percent) and slightly higher volume partially offset the unfavorable effect of the weaker South American currencies. Net sales in Asia/Africa grew to $131 million from $71 million in 1998 mainly as a result of sales from the operations acquired in Korea. Excluding the Korea acquisition, sales in the region increased 3 percent over 1998 as volume growth more than offset an 11 percent reduction attributable to currency weakness.

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

OPERATING INCOME. 1999 operating income was up 87 percent to $157 million from $84 million in 1998. North America operating income increased nearly fourfold to $93 million, up from $21 million in 1998. The improvement came from higher profit margins in the United States and Canada and the inclusion of full earnings from the Mexican operation. South America operating income declined 21 percent to $49 million in 1999 from $62 million in 1998, reflecting the effect of the economic crisis created by the January 1999 Brazilian currency devaluation. Operating income in Asia/Africa more than doubled to $29 million in 1999 from $11 million in the prior year, reflecting the strong performance of the Korea acquisition.

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

RISK AND UNCERTAINTIES

The Company operates in one business segment, Corn Refining, and is managed on a geographic regional basis. In each country where we conduct business, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that the risk of loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. The Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or nonperformance would materially affect the Company's results. The Company also has policies to handle other financial risks discussed below.

COMMODITY COSTS. The Company's finished products are made primarily from corn. Purchased corn accounts for 40 percent to 65 percent of finished product costs. In North America, the Company sells a large portion of its finished product at firm prices established in supply contracts for up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, the Company enters into corn futures contracts or takes hedging positions in the corn futures market. From time to time, the Company may also enter into anticipatory hedges. These contracts typically mature within one year. At expiration, the Company settles the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures the Company is hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished product under long-term, firm-priced supply contracts are not material.

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

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning the Company's financial position, business and future earnings and prospects, in addition to other statements using words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies, energy costs and availability and changes in regulatory controls regarding quotas, tariffs and biotechnology issues; and increased competitive and/or customer pressure in the corn-refining industry. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of risk factors, see the Company's most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q or 8-K.

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

                              FINANCIAL STATEMENTS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE BUSINESS

     Corn Products International, Inc., (the "Company"), was founded in 1906 and became an independent and public company as of December 31, 1997, after being spun off from CPC International Inc. ("CPC"). The Company operates in one business segment, Corn Refining, and is managed on a geographic regional basis.

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

     Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the US dollar, are translated at current exchange rates with the related translation adjustments reported as a separate component of stockholders' equity. Income statement accounts are translated at the average exchange rate during the period. Where the US dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Nonmonetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2000, 1999 and 1998 the Company incurred foreign currency transaction (gains) losses of ($1 million), $2 million and ($0.3 million), respectively.

     CASH AND CASH EQUIVALENTS - Cash equivalents consist of all investments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

     INVENTORIES - Inventories are stated at the lower of cost or market. Costs are determined using the first-in, first-out (FIFO) method.

     INVESTMENTS - Investments in which the Company does not exercise significant influence are accounted for under the cost method and are carried at cost or less. Most of the Company's investments are accounted for under the cost method. Certain other investments, where we are able to exercise significant influence but do not maintain a controlling interest, are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company's proportionate share of income or loss, less dividends received.

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

     REVENUE RECOGNITION - The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to customers. This generally occurs upon the date of shipment, except for consigned inventories where title passes and the transfer of ownership risk occurs when the goods are used by the customer. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 further defines the basic principles of revenue recognition and was adopted by the Company on October 1, 2000. The adoption of SAB No. 101 did not have a material effect on the 2000 financial statements.

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

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted by the Company in the first quarter of 2001. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in other comprehensive income until the hedged item is recognized in earnings. The derivative's change in fair value, which is not directly offset by hedging, will be immediately recognized in earnings. Management does not expect the adoption of SFAS 133 to have a material effect on the Company's financial position, results of operations or cash flows.

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

NOTE 4 - ACQUISITIONS

     During 2000, the Company completed a multi-step transaction through the acquisition of a controlling interest in Industrias de Maiz S.A. ("IMASA") of Argentina. Upon completion of the transaction, the Company controls approximately 73 percent of its Southern Cone businesses, which include IMASA, Productos de Maiz of Argentina, as well as its businesses in Chile and Uruguay. The company paid $83 million cash to acquire net assets with a fair value of $14 million, consisting of $124 million of assets and $110 million of liabilities. Goodwill of $69 million was recorded. The acquisition was accounted for under the purchase method.

     During the first quarter of 1995, the Company entered into a joint venture with Arancia, S.A. de C.V. (the "Joint Venture"), a corn-refining business located in Mexico. Prior to December 2, 1998, this investment had been accounted for under the equity method. In October 1998, the Company entered into certain agreements to purchase the remaining interest in its Joint Venture in three transactions over the next several years. The closing of the initial transaction occurred on December 2, 1998, whereby the Company obtained effective control of the Joint Venture through the issuance of 1,764,706 shares of common stock valued at $51 million based on the closing market price of $28.625 on December 1, 2000 and the payment of $46 million cash. The fair value of the net assets acquired was $136 million, consisting of $355 million of assets received and $219 million of liabilities assumed. Goodwill of $127 million was recorded. On January 18, 2000, the Company increased its ownership in Arancia to 90 percent by completing the second transaction through the transfer of 79 thousand shares of common stock from treasury valued at $2.5 million based on the average market price of $31.47, representing the average of the daily closing market prices for the monthly period preceding January 18, 2000, and payment of $38 million cash. The series of transactions have been accounted for under the purchase method. The Company has the option to acquire, and the minority interest shareholders have the option to require the Company to acquire, the remaining minority interest in Arancia prior to December 31, 2003, for approximately $35 million plus interest from December 2, 1998. The future installment payments are reflected as minority interest in subsidiaries and accrue interest at the same rate as the Company's US credit facility, which was 7.02 percent and 6.52 percent at December 31, 2000 and 1999, respectively.

     During 1999, the Company acquired the corn wet-milling business of Bang-IL Industrial Co., Ltd., a Korean corporation, through an asset purchase for $65 million cash and included the results of the business from the first quarter of 1999. The fair value of the net assets of Bang-IL was $41 million, consisting of $42 million of assets and $1 million of liabilities. Goodwill of $24 million was recorded. In December 1999, the Company completed the second phase of its entry into Korea by combining its business with the corn-refining business of Doosan Corporation, also a Korean corporation, for $47 million cash. The fair value of the net liabilities acquired from Doosan Corporation was $69 million, consisting of $74 million of assets and $143 million of liabilities. Goodwill of $116 million was recorded. The Company accounts for its Korean operations as a consolidated subsidiary as it has a controlling interest in the combined company. On January 5, 2001, the Company increased its ownership in the combined company from 50 percent to 75 percent for $65 million in cash.

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

     TREASURY STOCK

     The Company purchased on the open market 1,865,400, 419,900 and 33,000 shares of its common stock at an average purchase price of $23.91, $27.23 and $28.70 per share, during the years ended December 31, 2000, 1999 and 1998, respectively. Additionally, in 1999 the Company acquired 231,350 shares in a single block trade for $32.77 per share, or the average market price on the date of purchase. Also, the Company retired 18,335, 6,382 and 18,454 shares of its common stock to treasury during 2000, 1999 and 1998, respectively, by both repurchasing shares from employees under the stock incentive plan and through the cancellation of forfeited restricted stock. The Company repurchased shares from employees at average purchase prices of $23.10, $30.15 and $30.76, or fair value at the date of purchase, during 2000, 1999 and 1998, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

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


     Set forth below is a reconciliation of common stock share activity for the years ended December 31, 1998, 1999 and 2000.


                                                         HELD IN
(Shares of common stock, in thousands)         ISSUED    TREASURY    OUTSTANDING
--------------------------------------------------------------------------------
Balance at December 31, 1997                   35,594         --         35,594
 Issuance of restricted stock as substituted
  upon spin-off                                   143         --            143
 Issuance in connection with acquisition        1,765         --          1,765
 Issuance of restricted stock as compensation      36         --             36
 Stock options exercised                           73         --             73
 Purchase of treasury stock                        --         51            (51)
--------------------------------------------------------------------------------
Balance at December 31, 1998                   37,611         51         37,560
 Issuance of restricted stock as compensation      47         (3)            50
 Stock options exercised                            2         (1)             3
 Purchase of treasury stock                        --        656           (656)
--------------------------------------------------------------------------------
Balance at December 31, 1999                   37,660        703         36,957
 Issuance in connection with acquisition           --        (79)            79
 Issuance of restricted stock as compensation      --       (100)           100
 Stock options exercised                           --        (17)            17
 Purchase of treasury stock                        --      1,884         (1,884)
--------------------------------------------------------------------------------
Balance at December 31, 2000                   37,660      2,391         35,269
--------------------------------------------------------------------------------

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

NOTE 13 - SEGMENT INFORMATION

     The Company operates in one business segment - Corn Refining - and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and its non-consolidated equity interest in CPMCP. Also included in this group is its North American enzyme business. Its Rest of World operations have been separated into South America and Asia/Africa. Previously, such operations were combined and reported as Rest of World. Prior year information is presented for comparability purposes. Its South America operations include corn-refining businesses in Brazil, Argentina, Colombia, Chile, Ecuador and Uruguay. Its Asia/Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia, Thailand and Kenya.

     ---------------------------------------------------------------------------
     (in millions)                                2000       1999        1998
     ---------------------------------------------------------------------------
     SALES TO UNAFFILIATED CUSTOMERS (a):
          North America                          $1,157     $1,240      $  934
          Rest of World
            South America                           460        364         443
            Asia/Africa                             248        131          71
     ---------------------------------------------------------------------------
          TOTAL                                  $1,865     $1,735      $1,448
     ===========================================================================
     OPERATING INCOME (b):
          North America                          $   74     $   93      $   21
          Rest of World
            South America                            61         49          62
            Asia/Africa                              54         29          11
          Corporate                                 (13)       (14)        (10)
          Special charges                           (20)         -           -
     ---------------------------------------------------------------------------
          TOTAL                                  $  156     $  157      $   84
     ===========================================================================
     TOTAL ASSETS (c):
          North America                          $1,396     $1,439      $1,380
          Rest of World
            South America                           647        450         521
            Asia/Africa                             296        328          55
     ---------------------------------------------------------------------------
          TOTAL                                  $2,339     $2,217      $1,956
     ===========================================================================
     DEPRECIATION AND AMORTIZATION:
          North America                          $   93     $   92      $   67
          Rest of World
            South America                            29         24          26
            Asia/Africa                              13          6           2
     ---------------------------------------------------------------------------
          TOTAL                                  $  135     $  122      $   95
     ===========================================================================
     CAPITAL EXPENDITURES:
          North America                          $  104     $  120      $   41
          Rest of World
            South America                            28         36          47
            Asia/Africa                              11          6           3
     ---------------------------------------------------------------------------
          TOTAL                                  $  143     $  162      $   91
     ===========================================================================

     NOTES:
     (a) Sales between segments for each of the periods presented represented less than 0.5 percent of total sales and are therefore not presented.

     (b) Includes earnings from non-consolidated affiliates accounted for under the equity method for 2000, 1999 and 1998 as follows: North America -,
          - and $9 million, respectively; South America - $1 million, $1 million and -, respectively.

     (c) Includes investments in non-consolidated affiliates accounted for under the equity method at December 31, 2000, 1999 and 1998, as follows: South America - $1 million, $1 million and -, respectively.

     The following table presents sales to unaffiliated customers by country of origin:

                                                           NET SALES
                                               ---------------------------------
     (in millions)     YEAR ENDED DECEMBER 31,    2000       1999        1998
     ---------------------------------------------------------------------------
          United States                          $  629     $  692      $  711
          Canada                                    169        189         188
          Mexico                                    359        359          35
          Brazil                                    256        217         281
          Korea                                     172         58           -
          Argentina                                  95         48          54
          Others                                    185        172         179
     ---------------------------------------------------------------------------
          Total                                  $1,865     $1,735      $1,448
     ===========================================================================


     The following table presents long-lived assets by country:

                                                       LONG-LIVED ASSETS
                                               ---------------------------------
     (in millions)             AT DECEMBER 31,    2000       1999        1998
     ---------------------------------------------------------------------------
          United States                          $  446     $  471      $  495
          Canada                                    163        165         143
          Mexico                                    464        431         400
          Brazil                                    145        153         229
          Korea                                     188        216           -
          Argentina                                 242         88          74
          Others                                    134        151         140
     ---------------------------------------------------------------------------
          Total                                  $1,782     $1,675      $1,481
     ===========================================================================

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
----------------------------------------------------------------------------------------------

The number of shareholders of the Company's stock at December 31, 2000 was approximately 13,500.

EIGHT-YEAR FINANCIAL HIGHLIGHTS *
-------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)           2000     1999      1998      1997      1996      1995      1994       1993
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                         $1,865   $1,735    $1,448    $1,418    $1,524    $1,387     $1,385    $1,243
Restructuring and spin-off charges - net              13       --        --        83        --      (23)         12        --
Net income (loss) as previously reported              48       77        43      (75)        23       135        100        99
Adjustment for effect of a change
 in accounting for inventories                        --      (3)        --       (1)         2         1        (2)         2
Net income (loss) as adjusted                         48       74        43      (76)        25       136         98       101
Basic earnings per common share:
 Net income (loss) as previously reported          $1.35    $2.06     $1.19   $(2.10)     $0.64     $3.79      $2.81     $2.78
 Adjustment for effect of a change
  in accounting for inventories                       --   (0.08)    (0.01)    (0.03)      0.06      0.03     (0.06)      0.06
 Net income (loss) as adjusted                     $1.35    $1.98     $1.18   $(2.13)     $0.70     $3.82      $2.75     $2.84
Cash dividend declared per common share            $0.40    $0.36     $0.16        --        --        --         --        --
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                      $69     $104       $46     $(83)      $151       $33       $113       $44
Plants and properties - net                        1,407    1,349     1,298     1,057     1,057       920        830       792
Total assets                                       2,339    2,217     1,956     1,676     1,676     1,315      1,214     1,121
Total debt                                           720      544       404       350       350       363        294       209
Stockholders' equity                                 960    1,030     1,059       992     1,033       606        555       491
Shares outstanding, year-end in millions            35.3     36.9      37.6      35.6        --        --         --        --
-------------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA
Depreciation and amortization                       $135     $122       $95       $95       $88       $82        $80       $78
Capital expenditures                                 143      162        91       100       192       188        145       122
Maintenance and repairs                               78       84        67        69        61        65         65        57
Total employee costs                                 195      192       131       142       170       164        149       177
-------------------------------------------------------------------------------------------------------------------------------

* All periods prior to 2000 have been restated to reflect the change in accounting for inventories.

Note: 1997 and prior per share amounts are pro forma and have been computed by dividing net income (loss) by the shares outstanding, which were 35.6 million at December 31, 1997, the spin-off and distribution date. For the purpose of this calculation and the diluted earnings per share, the shares outstanding at December 31, 1997 were assumed to be outstanding for all periods prior.