Form 10-K, Exhibit 13
period 2001-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2002-03-26
CIK 1046257

EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The year 2001 was a challenging year for Corn Products International, Inc. given the difficult economic environment worldwide and local currency weakness in South America and Asia/Africa. Despite these difficulties, however, net income increased from the prior year (which included special charges of $0.37 per diluted common share), significant operating cash flows were generated (although less than last year), and sales volume grew 4 percent, an important fundamental in our business.

In North America, our joint marketing company, CornProductsMCP Sweeteners LLC ("CPMCP"), which we formed with Minnesota Corn Processors, LLC, commenced operations to better serve our customer base. However, selling prices for our products were depressed and the economic recession unfavorably affected our business in the region. This, coupled with higher energy costs and low by-product pricing that began to recover during the year, caused operating income in the region to decline 16 percent. In South America, operating earnings increased 11 percent as we achieved strong year-over-year sales volume growth despite the weak economic conditions in the region. In Asia/Africa, operating income fell 17 percent primarily due to local currency weakness in the region.

RECENT DEVELOPMENTS AND OUTLOOK

In response to political and economic uncertainties in Argentina, the Argentine government established a currency exchange holiday between December 20, 2001 and January 11, 2002. On January 6, 2002, the Argentine government announced a devaluation of its currency and established an "official" exchange rate to be used in settling import/export transactions only. All other transactions are subject to a "free" rate that was initially established with the reopening of a trading market on January 11, 2002.

The devaluation of the Argentine peso gave rise to the recognition of an additional other comprehensive loss of approximately $90 million for 2001, which is included in the accumulated other comprehensive loss account within the stockholders' equity section of the consolidated balance sheet. We also recognized a $7 million foreign currency transaction loss ($4.6 million, net of income taxes) in the fourth quarter of 2001 pertaining to certain US dollar denominated import/export bank indebtedness owed by the Argentine subsidiary.

The devaluation of the Argentine currency and other economic and policy developments in Argentina could have an impact on the Company's financial position and operating results in future periods, and such effects could be significant. For example, the Company would recognize an additional foreign currency transaction loss in the event that the settlement rate applicable to the US dollar denominated import/export indebtedness of the Argentine subsidiary increases above the current official rate for settlement of these transactions. Additionally, continued weakening of the Argentine peso relative to the US dollar could result in the recognition of additional foreign currency translation losses in accumulated other comprehensive income and a reduction in the Company's total stockholders' equity. It is currently anticipated that local product price increases will lag devaluations, although local operating costs, measured in terms of US dollars, are expected to decline. Given the current situation, we do not expect that the devaluation will have a materially adverse impact on the Company's future financial position, results of operations or cash flows, although no assurance can be given that such expectations will be realized.

On January 1, 2002, the Mexican Congress passed a value-added tax on beverages sweetened with high fructose corn syrup (HFCS), which on March 5, 2002, was suspended until September 30, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for beverages in Mexico, we ceased production of HFCS 55 at our San Juan del Rio plant, one of our four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, we resumed the production and sale of HFCS in Mexico. Management is seeking a permanent repeal of the tax. While the tax was in place, we estimate that our 2002 net earnings were reduced by approximately $0.05 to $0.06 per diluted share per month, reflecting our inability to sell HFCS in Mexico during that time. In the event the tax is not permanently repealed by September 30, 2002, the Company's financial position, as well as its future operating results and cash flows, could be adversely affected.

Based on managements' current expectations, including those described above, management believes that 2002 net income will improve from the past year.

RESULTS OF OPERATIONS

2001 COMPARED TO 2000

NET INCOME. The Company reported net income of $57 million, or $1.60 per diluted common share for the year 2001, as compared to $48 million, or $1.35 per diluted common share for 2000. The 2001 results include $5.4 million ($3.5 million after-tax) of non-recurring earnings from a tax refund, net of certain one-time charges. The results for 2000 include special charges of $20 million ($13 million after-tax) pertaining to a workforce reduction program ($17.5 million) and the write-off of certain capital projects ($2.5 million). Excluding the non-recurring earnings from the current year results and the special charges recorded in 2000, the Company earned $53 million, or $1.50 per diluted share in 2001, down from $61 million, or $1.72 per diluted share in 2000. This decrease principally reflects weaker foreign currencies, higher energy costs and increased financing costs, which more than offset favorable contributions from sales volume growth, improved selling prices and a reduction in minority interest in earnings.

NET SALES.  A summary of net sales is shown below:

                                          Increase
(in millions)       2001        2000     (Decrease)     % Change
-------------       ----        ----     ----------     --------
North America      $1,212      $1,157      $ 55            5%
South America         440         460       (20)          -4%
Asia/Africa           235         248       (13)          -5%
                   ------      ------      ----         ----
Total              $1,887      $1,865      $ 22            1%
                   ======      ======      ====         ====

Net sales for 2001 grew 1 percent to $1.89 billion from $1.87 billion in 2000, as increased sales in North America more than offset sales declines in South America and Asia/Africa.

Increased volume worldwide and improved price/mix resulted in net sales growth of 4 percent and 3 percent, respectively, which was largely offset by a 6 percent reduction attributable to weaker foreign currencies, particularly in Brazil and Korea. Sales in North America grew 5 percent, reflecting 3 percent volume growth and 2 percent price/mix improvement. Significantly higher volume and improved price/mix in both Canada and Mexico more than offset a volume decline in the United States. South America sales declined 4 percent as currency weakness throughout the region more than offset an 8 percent growth attributable to increased volume and a 3 percent price/mix improvement. The value of local currencies in relation to the US dollar fell in each country within the region, with the decline in the Brazilian real having the most significant impact. Local currency weakness also caused sales in Asia/Africa to decline in terms of US dollars from last year. Sales in Asia/Africa decreased 5 percent as weaker currencies in Korea, and to a lesser extent in Pakistan, more than offset 4 percent price/mix improvement and 2 percent volume growth in the region.

COST OF SALES AND OPERATING EXPENSES. Cost of sales for 2001 increased 2 percent to $1.59 billion from $1.56 billion in 2000, on sales volume growth of 4 percent. Excluding the effect of non-recurring items, cost of sales increased approximately 3 percent from last year, while gross margins declined to 15 percent from 16 percent in 2000. The reduction in the gross profit margin principally reflects higher energy costs and lower by-product selling prices, particularly during the first half of 2001.

Selling, general and administrative ("SG&A") expenses for 2001 increased to $148 million from $135 million in 2000, due in part to the recording of certain non-recurring costs. Excluding the non-recurring costs, SG&A expenses totaled $143 million, representing 7.6 percent of net sales, up from 7.3 percent in 2000. This increase resulted mainly from higher administrative costs and increased general corporate expenses.

Earnings from non-consolidated affiliates and other income for 2001 increased to $15 million from $5 million in 2000, primarily due to the recording of our share of the earnings of CPMCP, our new joint marketing company that is accounted for under the equity method, partially offset by reduced fee and royalty income.

OPERATING INCOME.  A summary of operating income is shown below:

                                                  Favorable        Favorable
                                                (Unfavorable)    (Unfavorable)
(in millions)             2001       2000         Variance         % Change
-------------             ----       ----         --------         --------
North America            $  62       $  74          $(12)            (16%)
South America               68          61             7              11%
Asia/Africa                 45          54            (9)            (17%)
Corporate expenses         (14)        (13)           (1)             (8%)
                         -----       -----          ----             -----
Total                    $ 161       $ 176          $(15)             (9%)
Non-recurring items          5         (20)           25              nm*
                         -----       -----          ----             -----
Operating income         $ 166       $ 156          $ 10               6%
                         =====       =====          ====             =====

*nm - not meaningful

Operating income for 2001 increased 6 percent to $166 million from $156 million in 2000. However, excluding the non-recurring earnings recorded in 2001 and the special charges taken in 2000, operating income declined 9 percent to $161 million from $176 million in 2000. The decline in operating income reflects reduced earnings in North America and Asia/Africa of 16 percent and 17 percent, respectively, which more than offset an 11 percent improvement in South America. The decrease in North America resulted primarily from higher energy costs and lower by-product selling prices, particularly during the first half of 2001. The lower results in Asia/Africa principally reflect unfavorable translation effects associated with the previously mentioned currency weakness in the region. South America operating income grew 11 percent as earnings in the Southern Cone of South America almost doubled from 2000, more than offsetting lower operating profits in Brazil.

FINANCING COSTS. Financing costs increased to $64 million in 2001 from $54 million in 2000. This increase was primarily due to the recognition of $8 million of foreign currency transaction losses in 2001 ($7 million of which resulted from the previously mentioned devaluation of the Argentine peso), as compared to foreign currency transaction gains of $1 million in 2000. A decrease in capitalized interest and higher average outstanding indebtedness due to acquisition related borrowings, partially offset by lower weighted average interest rates, also contributed to the increased financing costs.

PROVISION FOR INCOME TAXES. The Company's effective tax rate was 35 percent for both 2001 and 2000. The tax rates reflect the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States.

MINORITY INTEREST IN EARNINGS. Minority interest in earnings decreased to $9 million in 2001 from $18 million in 2000. This decrease mainly reflects the increase in the Company's ownership interest in Doosan Corn Products Korea, Inc., our Korean affiliate, from 50 to 75 percent, effective January 2001.

COMPREHENSIVE LOSS. The Company recorded a comprehensive loss of $93 million in 2001 compared to a comprehensive loss of $15 million in 2000. The increased loss principally reflects unfavorable currency translation adjustments and, to a lesser extent, net losses of $20 million (net of tax benefits) on cash flow hedges as required by Statement of Financial Accounting Standards No. 133. See also the section hereinafter entitled New Accounting Standards. For 2001, the Company recorded a negative currency translation adjustment of $130 million, compared to negative currency translation adjustments of $63 million and $72 million in 2000 and 1999, respectively. The unfavorable $130 million currency translation adjustment for 2001 primarily reflects the impact of the Argentine currency devaluation and the continued weakness of other local currencies relative to the US dollar, particularly the Brazilian real.

2000 COMPARED TO 1999

NET INCOME. The Company reported net income of $48 million, or $1.35 per diluted common share for the year 2000, as compared to $74 million, or $1.98 per diluted common share for 1999. The results for 2000 include the previously mentioned special charges of $20 million ($13 million after-tax). Excluding the special charges of $0.37 per diluted common share, 2000 net earnings were $1.72 per diluted common share.

In 2000, the Company changed its inventory costing method in the United States from last-in-first-out (LIFO) to first-in-first-out (FIFO) to establish a uniform inventory costing method for its worldwide operations. Prior year financial statements have been retroactively restated to reflect the change in accounting principle. The decrease in the net income for 2000 primarily reflected lower selling prices for sweeteners in North America, lower selling prices for by-products and higher energy costs worldwide, the special charges, and increased interest expense and minority interest, which more than offset significantly improved operating results for South America and Asia/Africa.

NET SALES.  A summary of net sales is shown below:

                                           Increase
(in millions)       2000        1999      (Decrease)     % Change
-------------       ----        ----      ----------     --------
North America      $1,157      $1,240      $  (83)         -7%
South America         460         364          96           26%
Asia/Africa           248         131         117           89%
                   ------      ------      ------          ---
Total              $1,865      $1,735      $  130          7.5%
                   ======      ======      ======          ===

Net sales for 2000 increased 7.5 percent to $1.87 billion from $1.74 billion in 1999, as significant sales increases in South America and Asia/Africa more than offset a 7 percent sales decline in North America.

Worldwide volume improvement resulted in 11 percent sales growth, which more than offset a 4 percent sales reduction due to price/mix. The sales increase for South America included sales contributed from acquired operations in Argentina. Excluding the effect of the acquisition, South America sales increased approximately 13 percent as improved price/mix and volume growth added approximately 15 percent and 2 percent, respectively, while currency translation resulted in a 4 percent reduction. The sales increase for Asia/Africa principally reflected sales contributed from the operations acquired in our December 1999 Korean acquisition. Excluding the effect of the acquisition, Asia/Africa sales were up 2 percent, reflecting slightly improved price/mix and modest volume growth. The sales decrease in North America reflected a 9 percent reduction due to price/mix, with a 2 percent improvement from increased volume.

COST OF SALES AND OPERATING EXPENSES. Cost of sales for 2000 increased 8 percent from 1999 on sales volume growth of approximately 11 percent. Gross profit for 2000 increased 7 percent from 1999 to $306 million. Driven mainly by growth from the aforementioned acquisitions, gross profits in South America increased 23 percent, while gross profits in Asia/Africa nearly doubled from last year. In North America, gross profits declined 19 percent due to reduced margins resulting from lower product selling prices and higher energy costs. Gross profit margin as a percentage of sales was 16 percent for 2000, unchanged from 1999, as an improvement in Asia/Africa was offset by decreases in North America and South America.

Operating expenses for 2000, which include the previously mentioned $20 million of non-recurring special charges, totaled $155 million. Excluding the special charges, operating expenses increased 1 percent from 1999, primarily reflecting operating expenses of the acquired Korean and Argentine businesses largely offset by reduced North American costs and lower corporate expenses.

         OPERATING INCOME.  A summary of operating income is shown below:

                                                Favorable      Favorable
                                              (Unfavorable)  (Unfavorable)
(in millions)            2000        1999        Variance      % Change
North America           $  74       $  93          $(19)         (20%)
South America              61          49            12           24%
Asia/Africa                54          29            25           86%
Corporate expenses        (13)        (14)            1            7%
                        -----       -----          ----          ---
Total                   $ 176       $ 157          $ 19           12%
Special charges           (20)         --           (20)         nm*
                        -----       -----          ----          ---
Operating income        $ 156       $ 157          $ (1)          (1%)
                        =====       =====          ====          ===

         *nm - not meaningful


Operating income for 2000, including the special charges of $20 million, was $156 million, compared to $157 million in 1999. Excluding the non-recurring special charges, operating income increased 12 percent from 1999, as significant improvement in Asia/Africa and South America operations, driven principally by growth in Korea and Argentina, more than offset a 20 percent decline in North America. The decrease in North America was mainly due to lower average selling prices for sweeteners and by-products, combined with higher energy costs.

FINANCING COSTS. Financing costs increased to $54 million in 2000 from $35 million in 1999. This increase was attributable to increased debt levels mainly associated with acquisitions and common stock repurchases and higher weighted average interest rates.

PROVISION FOR INCOME TAXES. The Company's effective tax rate was 35 percent for both 2000 and 1999. The tax rates reflect the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States. The decrease in the provision for income taxes reflects the lower pretax earnings in 2000 as compared to 1999.

MINORITY INTEREST IN EARNINGS. The increase in minority interest in earnings from $5 million in 1999 to $18 million in 2000 reflects an increase in the minority shareholders' interest and increased earnings from the Korean and Argentine operations.

LIQUIDITY & CAPITAL RESOURCES

At December 31, 2001, the Company's total assets were $2.23 billion, down from $2.34 billion at December 31, 2000. Stockholders' equity declined to $857 million at December 31, 2001 from $960 million at December 31, 2000. These decreases primarily reflect unfavorable translation effects resulting from the stronger US dollar in relation to foreign currencies.

At December 31, 2001, the Company had total debt outstanding of $756 million, compared to $720 million at December 31, 2000. The debt outstanding includes $200 million of 8.45 percent senior notes due 2009 and $112 million of affiliate long-term debt. The current portion of long-term debt is $290 million. The

Company also has $154 million of affiliate short-term borrowings. The principal source of the Company's liquidity comes from its internally generated cash flow that is supplemented by its ability to raise funds in both the equity and debt markets. The Company currently has a shelf registration statement under which it can issue an additional $400 million of debt. In addition, the Company has a $340 million revolving credit facility, of which $277 million was drawn as of year end. The Company expects to refinance this facility during 2002. The Company also has $375 million of unused operating lines of credit in various countries in which it operates. The weighted average interest rate on total Company indebtedness was approximately 7.1 percent and 8.4 percent for 2001 and 2000, respectively.

NET CASH FLOWS

A summary of operating cash flows is shown below:

(in millions)                                     2001        2000
-------------                                     ----        ----
Net income                                       $  57       $  48
Depreciation and amortization                      127         135
Income from non-consolidated affiliates            (14)         (1)
Foreign currency transaction (gains) losses          8          (1)
Deferred taxes                                       2          15
Minority interest in earnings                        9          18
Changes in working capital                         (16)         (1)
Other                                               (2)        (25)
                                                 -----       -----
      Cash provided from operations              $ 171       $ 188
                                                 =====       =====


The Company generated $171 million of operating cash flows in 2001, compared to $188 million last year. This decrease primarily reflects an increase in working capital, due in part, to margin calls on corn futures contracts of approximately $20 million and $8 million of energy credit receivables relating to a co-generation facility in Stockton, California, partially offset by a reduction in inventories. The Company will continue to hedge its corn purchases through the use of corn futures contracts and, accordingly, will be required to make or be entitled to receive cash deposits for margin calls depending upon the movement in the market price for corn. The cash provided from operations was used to fund most of the Company's 2001 investing and financing activities. The remainder of the investing and financing activities were funded with proceeds from net borrowings of $46 million. Listed below are the Company's primary investing and financing activities for 2001 (in millions):

-        Capital expenditures                         $ 94

-        Payments to acquire additional business
         (primarily Korea and Thailand)                 79

-        Dividends paid                                 23

-        Payments on debt                               83

-        Proceeds from borrowings                      129

In February 2002, the minority interest shareholders in Arancia Corn Products, S.A. de C.V. ("Arancia"), our Mexican subsidiary, exercised their right to require the Company to purchase the remaining minority interest in Arancia. Accordingly, in March 2002 the Company purchased the remaining minority interest in Arancia for approximately $42 million in cash and common stock.

On February 5, 2002, the Company sold its Beloit, Wisconsin based Enzyme Bio-Systems Ltd. subsidiary ("EBS") to Genencor International, Inc. ("Genencor") for approximately $35 million cash (including working capital). Concurrently, the Company entered into a 7-year supply agreement with Genencor whereby the Company will purchase enzymes to be used in its manufacturing process at market prices. The sale of EBS will not have a material impact on the Company's financial statements.

The Company expects that its operating cash flows and borrowing availability under its credit facilities will be more than sufficient to fund its anticipated capital expenditures, dividends and other investing and/or financing strategies.

RISK AND UNCERTAINTIES

The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. In each country where we conduct business, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that a loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. The Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results. The Company also has policies to manage other financial risks discussed below.

COMMODITY COSTS. The Company's finished products are made primarily from corn. Purchased corn accounts for between 40 percent and 65 percent of finished product costs. In North America, the Company sells a large portion of its finished product at firm prices established in supply contracts which extend for up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, the Company enters into corn futures contracts or takes hedging positions in the corn futures market. From time to time, the Company may also enter into anticipatory hedges. These contracts typically mature within one year. At expiration, the Company settles the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures the Company is hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished product under long-term, firm-priced supply contracts are not material.

The Company's hedging instruments generally relate to contracted firm-priced business. Based on the Company's overall commodity hedge exposure at December 31, 2001, a hypothetical 10 percent change in market rates applied to the fair value of the instruments would have no material impact on the Company's earnings, cash flows, financial position or fair value of commodity price and risk-sensitive instruments over a one-year period.

INTERNATIONAL OPERATIONS AND FOREIGN EXCHANGE. For more than 70 years, the Company has operated a multinational business subject to the risks inherent in operating in foreign countries, with foreign currencies. The Company's non-US operations are subject to foreign currency exchange fluctuations, as well as to political, economic and other risks, such as those previously described in the Recent Developments and Outlook section pertaining to Argentina and Mexico.

Because the Company primarily sells world commodities, it believes that local prices will adjust relatively quickly to offset the effect of a local devaluation. The Company generally does not enter into foreign currency hedging transactions. However, the Company may occasionally hedge commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction.

INTEREST RATE EXPOSURE. Approximately 33 percent of the Company's borrowings are fixed rate bonds and loans. The remaining 67 percent of the Company's borrowings are at floating interest rates of which approximately 10 percent are long-term loans and 57 percent are short-term credit facilities. Should short-term rates change, this could affect our interest cost. A hypothetical increase of 1 percentage point in the weighted average interest rate for 2001 would have increased interest expense and lowered pretax income for 2001 by approximately $4 million.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

In response to the SEC's Release No. 33 - 8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we identified the most critical accounting principles upon which the financial statements are based and that involve the most complex or subjective decisions and assessments. These policies relate to hedging activities; goodwill and other intangible assets; and property, plant and equipment and depreciation. We disclose these accounting policies in the notes to the consolidated financial statements. The MD&A should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report to Stockholders.

NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133" ("SFAS 138"). SFAS 133 and 138 establish standards for recognition and measurement of derivatives and hedging activities, and require that all derivative instruments be recorded on the balance sheet at their respective fair values. Upon adoption, the Company recorded a cumulative effect type credit of $14 million (net of income taxes of $8 million) to accumulated other comprehensive income (loss), to recognize at fair value all derivatives that were designated as hedges of variable cash flows of certain forecasted transactions.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. The provisions of SFAS 142 are required to be applied effective January 1, 2002. Except for the requirement to discontinue the recording of goodwill amortization (which approximated $11 million annually), at this time, the Company believes the adoption of SFAS 142 will not have a material effect on the consolidated financial statements.

Additionally, in June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The Company is required to adopt SFAS 143 on January 1, 2003. The impact of the adoption of SFAS 143, if any, is not expected to be significant.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). While SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, it changes the criteria required to be met to classify an asset as held for sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and, among other things, broadens reporting for discontinued operations to include a component of an entity, rather than just a segment of a business. The Company is required to adopt the provisions of SFAS 144 effective January 1, 2002. Management does not expect the adoption of SFAS 144 to have a material impact on the consolidated financial statements.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning the Company's financial position, business and future earnings and prospects, in addition to other statements using words such as anticipate, believe, plan, estimate, expect, intend and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies, energy costs and availability and changes in regulatory controls regarding quotas, tariffs, taxes and biotechnology issues; and increased competitive and/or customer pressure in the corn-refining industry. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of risk factors, see the Company's most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q or 8-K.

REPORT OF MANAGEMENT

THE MANAGEMENT OF CORN PRODUCTS INTERNATIONAL, INC. is responsible for the financial and operating information contained in this Annual Report, including the financial statements covered by the independent auditors' report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, informed estimates and judgements.

The Company maintains systems of accounting and internal control designed to provide reasonable assurance that assets are safeguarded against loss, and that transactions are executed and recorded properly so as to ensure that the financial records are reliable for preparing financial statements.

Elements of these control systems include the establishment and communication of accounting and administrative policies and procedures, the selection and training of qualified personnel and continuous programs of internal audits.

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



James W. Ripley
Chief Financial Officer
January 22, 2002


REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Corn Products International, Inc.:

We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and its subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as of January 1, 2001.


KPMG, LLP
Chicago, Illinois
January 22, 2002

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF INCOME YEAR ENDED DECEMBER 31,
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                           2001          2000          1999
                                                           ----          ----          ----
Net sales before shipping and handling costs             $ 2,034       $ 2,036       $ 1,880
Less - shipping and handling costs                           147           171           145
                                                         -------       -------       -------
Net sales                                                  1,887         1,865         1,735
Cost of sales                                              1,588         1,559         1,450
                                                         -------       -------       -------
GROSS PROFIT                                                 299           306           285
                                                         -------       -------       -------

Selling, general and administrative costs                    148           135           134
Special charges                                               --            20            --
Earnings from non-consolidated affiliates and other
   income                                                    (15)           (5)           (6)
                                                         -------       -------       -------
                                                             133           150           128
                                                         -------       -------       -------

OPERATING INCOME                                             166           156           157

Financing costs-net                                           64            54            35
                                                         -------       -------       -------

Income before income taxes and minority interest             102           102           122
Provision for income taxes                                    36            36            43
Minority interest in earnings                                  9            18             5
                                                         -------       -------       -------

                                                         =======       =======       =======
NET INCOME                                               $    57       $    48       $    74
                                                         =======       =======       =======

Weighted average common shares outstanding:
  Basic                                                     35.3          35.3          37.3
  Diluted                                                   35.5          35.3          37.4


Basic and diluted earnings per common share:
  Net income per common share                            $  1.60       $  1.35       $  1.98


See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31,
(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                          2001          2000
                                                                                          ----          ----
ASSETS
      CURRENT ASSETS
           Cash and cash equivalents                                                   $    65       $    41
           Accounts receivable - net                                                       279           274
           Inventories                                                                     201           232
           Prepaid expenses                                                                 10             8
                                                                                       -------       -------
      TOTAL CURRENT ASSETS                                                                 555           555
                                                                                       -------       -------
      Property, plant and equipment, at cost
           Land                                                                             92            91
           Buildings                                                                       326           372
           Machinery and equipment                                                       2,328         2,452
                                                                                       -------       -------
                                                                                         2,746         2,915
           Less accumulated depreciation                                                (1,453)       (1,508)
                                                                                       -------       -------
                                                                                         1,293         1,407
      Goodwill and other intangible assets
           (less accumulated amortization of $26 and $16)                                  283           313
      Deferred tax asset                                                                    20             2
      Investments                                                                           41            28
      Other assets                                                                          35            34
                                                                                       =======       =======
      TOTAL ASSETS                                                                     $ 2,227       $ 2,339
                                                                                       =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
      CURRENT LIABILITIES
           Short-term borrowings and current portion of long-term debt                 $   444       $   267
           Accounts payable                                                                143           136
           Accrued liabilities                                                              88            83
                                                                                       -------       -------
      TOTAL CURRENT LIABILITIES                                                            675           486
                                                                                       -------       -------

      Non-current liabilities                                                               50            47
      Long-term debt                                                                       312           453
      Deferred income taxes                                                                186           185
      Minority interest in subsidiaries                                                    147           208

STOCKHOLDERS' EQUITY
           Preferred stock - authorized 25,000,000 shares-
                         $0.01 par value, none issued                                       --            --
           Common stock - authorized 200,000,000 shares-
                         $0.01 par value - 37,659,887 issued
                         at December 31, 2001 and 2000                                       1             1
           Additional paid-in capital                                                    1,073         1,073
           Less:  Treasury stock (common stock; 2,253,578 and 2,391,913 shares in
                        2001 and 2000, respectively) at cost                               (56)          (60)
           Deferred compensation - restricted stock                                         (3)           (3)
           Accumulated other comprehensive loss                                           (333)         (183)
           Retained earnings                                                               175           132
                                                                                       -------       -------
      TOTAL STOCKHOLDERS' EQUITY                                                           857           960
                                                                                       -------       -------

                                                                                       =======       =======
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                             $ 2,227       $ 2,339
                                                                                       =======       =======

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEAR ENDED DECEMBER 31,
(IN MILLIONS)

                                                                         2001       2000       1999
                                                                         ----       ----       ----
NET INCOME                                                              $  57       $ 48       $ 74
Other comprehensive income (loss):
   Gain (loss) on cash flow hedges:
      Cumulative effect of adoption of SFAS 133, net of
         income taxes of $8 million                                        14         --         --
      Unrealized gains (losses) on cash flow hedges, net of income
         tax effect of $11 million                                        (21)        --         --
      Amount of (gains) losses on cash flow hedges
         reclassified to earnings, net of income tax effect of
         $7 million                                                       (13)        --         --
   Currency translation adjustment                                       (130)       (63)       (72)
                                                                        -----       ----       ----
COMPREHENSIVE INCOME (LOSS)                                             $ (93)      $(15)      $  2
                                                                        =====       ====       ====

See notes to the consolidated financial statements.


CORN PRODUCTS INTERNATIONAL, INC. - CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                                                ACCUMULATED
                                                        ADDITIONAL                                OTHER
                                             COMMON       PAID-IN     TREASURY    DEFERRED     COMPREHENSIVE    RETAINED
(IN MILLIONS)                                 STOCK       CAPITAL       STOCK   COMPENSATION   INCOME (LOSS)    EARNINGS
BALANCE, DECEMBER 31, 1998                    $   1       $ 1,072       $ (1)        $(2)          $ (48)          $ 37
                                              -----       -------       ----         ---           -----           ----
   Net income                                                                                                        74
   Dividends declared                                                                                               (13)
   Issuance of restricted common
      stock as compensation                                     1
   Purchase of treasury stock                                            (19)
   Currency translation adjustment                                                                   (72)
                                              -----       -------       ----         ---           -----           ----
BALANCE, DECEMBER 31, 1999                    $   1       $ 1,073       $(20)        $(2)          $(120)          $ 98
                                              -----       -------       ----         ---           -----           ----
   Net income                                                                                                        48
   Dividends declared                                                                                               (14)
   Issuance of restricted common
      stock as compensation                                                1          (1)
   Issuance of common stock in
      connection with acquisition                                          3
   Purchase of treasury stock                                            (44)
   Currency translation adjustment                                                                   (63)
                                              -----       -------       ----         ---           -----           ----
BALANCE, DECEMBER 31, 2000                    $   1       $ 1,073       $(60)        $(3)          $(183)          $132
                                              -----       -------       ----         ---           -----           ----
   Net income                                                                                                        57
   Dividends declared                                                                                               (14)
   Cumulative effect of adoption
      of SFAS 133, net of income
      taxes of $8 million                                                                             14
   Unrealized gains (losses) on
      cash flow hedges, net of
      income tax effect of $11
      million                                                                                        (21)
   Amount of (gains) losses on cash
      flow hedges reclassified to
      earnings, net of income tax
      effect of $7 million                                                                           (13)
   Issuance of common stock on
      exercise of stock options                                            4
   Currency translation adjustment                                                                  (130)
                                              -----       -------       ----         ---           -----           ----
BALANCE, DECEMBER 31, 2001                    $   1       $ 1,073       $(56)        $(3)          $(333)          $175
                                              =====       =======       ====         ===           =====           ====

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. - Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31,
(in millions)
                                                           2001        2000        1999
                                                           ----        ----        ----
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
    Net income                                            $  57       $  48       $  74
    Non-cash charges (credits) to net income:
       Depreciation and amortization                        127         135         122
       Deferred income taxes                                  2          15           5
       Minority interest in earnings                          9          18           5
       Earnings from non-consolidated affiliates            (14)         (1)         (1)
       Foreign currency transaction (gains) losses            8          (1)          2
    Changes in trade working capital:
          Accounts receivable and prepaid expenses          (30)          3         (21)
          Inventories                                        20         (12)        (23)
          Accounts payable and accrued liabilities           (6)          8          40
    Other                                                    (2)        (25)          2
                                                          -----       -----       -----
    Cash provided by operating activities                   171         188         205
                                                          -----       -----       -----

CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
    Capital expenditures                                    (94)       (143)       (162)
    Proceeds from disposal of plants and properties           2           1           9
    Payments for acquisitions, net of cash acquired         (79)       (120)       (118)
                                                          -----       -----       -----
    Cash used for investing activities                     (171)       (262)       (271)
                                                          -----       -----       -----

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
    Payments on debt                                        (83)       (135)       (181)
    Proceeds from borrowings                                129         267         281
    Dividends paid                                          (23)        (14)        (13)
    Issuance (repurchase) of common stock                     4         (44)        (19)
                                                          -----       -----       -----
    Cash provided by financing activities                    27          74          68
                                                          -----       -----       -----

                                                          -----       -----       -----
    Effects of foreign exchange rate changes on cash         (3)         --           3
                                                          -----       -----       -----

    Increase in cash and cash equivalents                    24          --           5

    Cash and cash equivalents, beginning of period           41          41          36
                                                          =====       =====       =====
    Cash and cash equivalents, end of period              $  65       $  41       $  41
                                                          =====       =====       =====

See notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1- DESCRIPTION OF THE BUSINESS

Corn Products International, Inc. (the "Company") was founded in 1906 and became an independent and public company as of December 31, 1997, after being spun off from CPC International Inc. ("CPC"). The Company operates domestically and internationally in one business segment, corn refining, and produces a wide variety of products.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The consolidated financial statements include all significant subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform with the current year's presentation. These reclassifications had no effect on previously recorded net income or stockholders' equity.

Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the US dollar, are translated at current exchange rates with the related translation adjustments reported in stockholders' equity as a component of accumulated other comprehensive income (loss). Income statement accounts are translated at the average exchange rate during the period. Where the US dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2001, 2000 and 1999 the Company incurred foreign currency transaction (gains) losses of $8 million, ($1 million) and $2 million, respectively.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of all instruments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

INVENTORIES - Inventories are stated at the lower of cost or net realizable value. Costs are determined using the first-in, first-out (FIFO) method.

INVESTMENTS - Investments in the common stock of affiliated companies over which the Company does not exercise significant influence are accounted for under the cost method and are carried at cost or less. Investments that enable the Company to exercise significant influence, but do not represent a controlling interest, are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company's proportionate share of income or loss, less dividends received. The Company would recognize a loss on these investments when there is a loss in value of an investment which is other than a temporary decline.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION - Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets, which range from 10 to 50 years for buildings and 3 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. If this review indicates that the carrying values will not be recovered, the carrying values would be reduced and an impairment loss would be recognized.

GOODWILL AND OTHER INTANGIBLE ASSETS - Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill and other identifiable intangible assets are amortized using the straight-line method over their estimated useful or legal lives, not exceeding 40 years. The carrying values of goodwill and intangible assets are reviewed if the facts and circumstances suggest that they may be impaired. Negative operating results and negative cash flows from operations, among other factors, could be indicative of the impairment of assets. If this review indicates that carrying values will not be recoverable, the Company's carrying values would be reduced.

RECENTLY ISSUED ACCOUNTING STANDARDS - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. The provisions of SFAS 142 are required to be applied effective January 1, 2002. Except for the requirement to discontinue the recording of goodwill amortization (which approximates $11 million annually), at this time, the Company believes the adoption of SFAS 142 will not have a material effect on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). While SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, it changes the criteria required to be met to classify an asset as held for sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and, among other things, broadens reporting for discontinued operations to include a component of an entity, rather than just a segment of a business. The Company is required to adopt the provisions of SFAS 144 effective January 1, 2002. Management does not expect the adoption of SFAS 144 to have a material impact on the consolidated financial statements.

REVENUE RECOGNITION - The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to customers. This generally occurs upon the date of shipment, except in the case of consigned inventories where title passes and the transfer of ownership risk occurs when the goods are used by the customer. Shipping and handling costs are separately reported on the face of the Statements of Income and are deducted in arriving at net sales. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 further defines the basic principles of revenue recognition and was adopted by the Company on October 1, 2000. The adoption of SAB No. 101 did not have a material effect on the consolidated financial statements.

HEDGING INSTRUMENTS - Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133" ("SFAS 138"). SFAS 133 and 138 establish standards for recognition and measurement of derivatives and hedging activities and require that all derivative instruments be recorded on the balance sheet at their respective fair values. Upon adoption, the Company recorded a cumulative effect type credit of $14 million (net of income taxes of $8 million) to other comprehensive income (loss), to recognize at fair value all derivatives that were designated as hedges of variable cash flows of certain forecasted transactions.

The Company enters into futures contracts, which are designated as hedges of specific volumes of commodities (corn and natural gas) that will be purchased and processed in a future month. These readily marketable exchange-traded futures contracts are recognized on the December 31, 2001 consolidated balance sheet at their fair value. On the date the derivative futures contract is entered into, the Company designates the futures contract as a hedge of variable cash flows of certain forecasted purchases of corn or natural gas used in the manufacturing process ("a cash flow" hedge). The Company formally documents all relationships between the futures contracts which serve as the hedging instruments and the hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all futures contracts that are designated as cash-flow hedges to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the futures contracts that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a futures contract is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a futures contract that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, net of applicable income taxes, and recognized in the consolidated statement of income when the finished goods produced using the hedged item are sold. The maximum term over which the Company hedges exposures to the variability of cash flows for commodity price risk is 12 months.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

EARNINGS PER COMMON SHARE - Basic earnings per common share is computed by dividing net income by the weighted average number of shares outstanding, which totaled 35.3 million for 2001 and 2000 and 37.3 million for 1999. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding, including the dilutive effects of stock options outstanding. The weighted average number of shares outstanding for diluted EPS were 35.5 million, 35.3 million and 37.4 million for 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, options to purchase 1,001,666, 1,829,366 and 1,054,800 shares of common stock, respectively, were excluded from the calculation of the weighted average number of shares outstanding for diluted EPS because their effects were anti-dilutive.

RISKS AND UNCERTAINTIES - The Company operates domestically and internationally in one business segment. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that a loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. Additionally, the Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results.

NOTE 3 - RECENT EVENTS

In response to political and economic uncertainties in Argentina, the Argentine government established a currency exchange holiday between December 20, 2001 and January 11, 2002. On January 6, 2002, the Argentine government announced a devaluation of its currency and established an "official" exchange rate to be used in settling import/export transactions only. All other transactions are subject to a "free" rate that was initially established with the reopening of a trading market on January 11, 2002.

The devaluation of the Argentine peso gave rise to the recognition of an additional other comprehensive loss of approximately $90 million for 2001, which is included in the accumulated other comprehensive loss account within the stockholders' equity section of the consolidated balance sheet. The Company also recognized a $7 million foreign currency transaction loss ($4.6 million, net of income taxes) in the fourth quarter of 2001 pertaining to certain US dollar denominated import/export bank indebtedness owed by the Argentine subsidiary. The devaluation of the Argentine currency and other economic and policy developments in Argentina could have an impact on the Company's financial position and operating results in future periods, and such effects could be significant. For example, the Company would recognize an additional foreign currency transaction loss in the event that the settlement rate applicable to the US dollar denominated import/export indebtedness of the Argentine subsidiary increases above the current official rate for settlement of these transactions. Additionally, continued weakening of the Argentine peso relative to the US dollar could result in the recognition of additional foreign currency translation losses in accumulated other comprehensive income and a reduction in the Company's total stockholders' equity.

On January 1, 2002, the Mexican Congress passed a value-added tax on beverages sweetened with high fructose corn syrup (HFCS), which on March 5, 2002, was suspended until September 30, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for beverages in Mexico, we ceased production of HFCS 55 at our San Juan del Rio plant, one of our four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, we resumed the production and sale of HFCS in Mexico. Management is seeking a permanent repeal of the tax. In the event the tax is not permanently repealed by September 30, 2002, the Company's financial position, as well as its future operating results and cash flows, could be adversely affected.

NOTE 4 - ACQUISITIONS

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), which supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. The provisions of SFAS 141 became effective for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material effect on the Company's consolidated financial statements.

During 2000, the Company completed a multi-step transaction through the acquisition of a controlling interest in Industrias de Maiz S.A. ("IMASA") of Argentina. Upon completion of the transaction, the Company controls approximately 73 percent of its Southern Cone businesses, which include IMASA, Productos de Maiz of Argentina, and its businesses in Chile and Uruguay. The company paid $83 million in cash to acquire net assets with a fair value of $14 million, consisting of $124 million of assets and $110 million of liabilities. Goodwill of $69 million was recorded.

In October 1998, the Company entered into certain agreements to purchase its then 49 percent owned non-consolidated affiliate, Arancia S.A. de C.V. ("Arancia"), in a series of three transactions that would be completed over the next several years. In accordance with the agreements, on December 2, 1998 the Company completed the first in the series of transactions by acquiring a controlling interest in Arancia and began to consolidate this business in its financial statements. On January 18, 2000, the Company completed the second in the series of transactions by increasing its ownership in Arancia to 90 percent for $41 million, consisting of cash and common stock. The series of transactions have been accounted for under the purchase method. The Company has the option to acquire, and the minority interest shareholders have the option to require the Company to acquire, the remaining minority interest in Arancia prior to December 31, 2003, for approximately $35 million plus interest from

December 2, 1998. Future installment payments are reflected as minority interest in subsidiaries and accrue interest at the same rate as the Company's US credit facility, which was 2.22 percent, 7.02 percent and 6.52 percent at December 31, 2001, 2000 and 1999, respectively.

During 1999, the Company acquired the corn wet-milling business of Bang-IL Industrial Co., Ltd., a Korean corporation, through an asset purchase for $65 million in cash. The results of the business are included in the accompanying financial statements from the first quarter of 1999. The fair value of the net assets of Bang-IL was $41 million, consisting of $42 million of assets and $1 million of liabilities. Goodwill of $24 million was recorded. In December 1999, the Company combined its business with the corn-refining business of Doosan Corporation, also a Korean corporation, by contributing its interest in Bang-IL and paying $47 million in cash in exchange for a 50 percent interest in the combined business, Doosan Corn Products Korea, Inc. ("DCPK"). The fair value of the net liabilities acquired from Doosan Corporation was $69 million, consisting of $74 million of assets and $143 million of liabilities. Goodwill of $116 million was recorded. The Company accounts for its Korean operations as a consolidated subsidiary as it has a controlling interest in the combined company. On January 5, 2001, the Company increased its ownership interest in DCPK from 50 percent to 75 percent for $65 million in cash. The Company recorded $10 million of goodwill related to this purchase. Beginning in 2005, the Company will have the option to acquire, and the minority interest shareholders will have the right to require the Company to acquire, the 25 percent ownership interest in DCPK currently held by the minority interest shareholders.

Also, on March 2, 2001, the Company acquired a controlling 60 percent interest in a small starch and sweetener company in Thailand. In January 2002, the Company increased its ownership interest to 70 percent. Additionally, in the second quarter of 1999, the Company increased its ownership of its Pakistan affiliate to approximately 70 percent by purchasing an additional 19 percent interest.

All of the Company's acquisitions were accounted for under the purchase method. Had the acquisitions described above occurred at the beginning of the respective years, the effect on the Company's financial statements would not have been significant.

NOTE 5 - JOINT MARKETING COMPANY

On December 1, 2000, the Company and Minnesota Corn Processors, LLC ("MCP") consummated an operating agreement to form CornProductsMCP Sweeteners LLC ("CPMCP"), a joint marketing company that, effective January 1, 2001, began distributing throughout the United States sweeteners supplied from the Company and MCP. CPMCP is owned equally by the Company and MCP through membership interests providing each company with a 50 percent voting interest in CPMCP. Additionally, CPMCP's Board of Directors is composed of an equal number of representatives from both members. The Company accounts for its interest in CPMCP as a non-consolidated affiliate using the equity method of accounting.

Both the Company and MCP continue to own and operate their respective production facilities and sell all U.S. production of certain designated sweeteners to CPMCP for exclusive distribution in the United States. Additionally, any designated sweetener production from the Company's operations in Canada and Mexico that is sold in the U.S. is distributed through CPMCP. Sales to CPMCP are made at predetermined market-related prices.

Sales to CPMCP are recognized at the time title to the goods and all risks of ownership transfer to CPMCP. The Company eliminates 100 percent of the profit associated with sales to CPMCP until the risk of ownership and title to the product pass from CPMCP to its customers.

The Company records its share of CPMCP's net earnings as earnings from a non-consolidated affiliate. The amount recorded represents the Company's allocated share of the net earnings of CPMCP, based upon the percentage of designated product volumes supplied to CPMCP by the Company as compared to the total designated product volumes supplied to CPMCP by the Company and the venture partner, MCP.

The following table summarizes the Company's transactions with CPMCP for 2001:

         (in millions)

         Sales to CPMCP                                                $ 416
         Purchases from CPMCP                                             23
         Commission expense to CPMCP                                       2
         Fees and charges from CPMCP                                      14
         Receivables due from CPMCP at December 31                        36
         Payables due to CPMCP at December 31                              3


Summarized financial information for CPMCP at December 31, 2001 and for the year then ended is shown below:

       (in millions)
       -------------------------------------------------------------------------
       Current assets                                                      $ 100
       Non-current assets                                                      3
       -------------------------------------------------------------------------
       Total assets                                                         $103
       =========================================================================

       Current liabilities                                                  $ 74
       -------------------------------------------------------------------------
       Total equity                                                           29
       -------------------------------------------------------------------------
       Total liabilities and equity                                         $103
       =========================================================================

       (in millions)
       -------------------------------------------------------------------------
       Net sales                                                           $ 782
       Gross profit                                                           38
       Net income                                                           $ 27
       =========================================================================

NOTE 6 - SPECIAL CHARGES

In 2000, the Company recorded a $20 million charge pertaining to a workforce reduction program and the write-off of nonproductive assets. The charges consisted of $17.5 million for severance, pension and other post-employment benefit costs associated with the workforce reduction and $2.5 million related to the write-off of certain capital projects. The workforce reduction program affected approximately 266 employees, 109 of whom were located in the United States. The workforce reduction principally affected employees in U.S. sales and business development, as well as employees in North America and South America manufacturing operations and included the integration of the Southern Cone sales and administrative functions following the IMASA acquisition. As of December 31, 2000, all 266 of the employees affected by the workforce reduction program had terminated employment with the Company.

As of December 31, 2000, the Company had utilized the entire $20 million accrual, $17.5 million for employee separation costs and $2.5 million related to the write-off of certain capital projects.

NOTE 7 - FINANCIAL INSTRUMENTS, DERIVATIVES AND HEDGING ACTIVITIES

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. The fair value of the Company's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities. Based on market quotes or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long-term debt, at December 31, 2001 and 2000, was $594 million and $508 million, respectively.

DERIVATIVES

The Company uses derivative financial instruments to manage the exposure to price risk related to corn and natural gas purchases used in the manufacturing process. The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. That is, the Company does not speculate using derivative instruments.

The derivative financial instruments that the Company uses in its management of commodity-price risk consist of open futures contracts and options traded through regulated commodity exchanges. By using derivative financial instruments to hedge exposures to changes in commodity prices, the Company exposes itself to market risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in commodity prices. The market risk associated with commodity-price contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company maintains a commodity-price risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. The manufacturing of the Company's products requires a significant volume of corn and natural gas. Price fluctuations in corn and natural gas cause market values of corn inventory to differ from its cost and the actual purchase price of corn and natural gas to differ from anticipated prices.

The Company periodically enters into futures and option contracts for a portion of its anticipated corn and natural gas usage over the next twelve months, in order to hedge the price risk associated with fluctuations in market prices. The contracts limit the unfavorable effect that price increases will have on corn and natural gas purchases. All of the Company's futures and option contracts have been designated as cash flow hedges.

Unrealized gains and losses associated with marking the corn and natural gas futures and option contracts to market are recorded as a component of other comprehensive income (loss) and included in the stockholders' equity section of the consolidated balance sheet as part of accumulated other comprehensive income
(loss). These amounts are subsequently reclassified into earnings in the month in which the related corn or natural gas is used or in the month a hedge is determined to be ineffective.

The Company assesses the effectiveness of a hedge with a corn or natural gas futures or option contract based on changes in the contract's intrinsic value. The changes in the market value of such contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in the price of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are not significant.

At December 31, 2001, the Company's accumulated other comprehensive income
(loss) account included $20 million of unrealized losses, net of a $10 million tax benefit, related to derivative instruments that hedge the anticipated cash flows from future transactions, which are expected to be recognized in earnings within the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives losses to earnings include the sale of finished goods inventory that includes previously hedged purchases of raw corn. There were no cash flow hedges discontinued during the year.

NOTE 8 - FINANCING ARRANGEMENTS

The Company had total debt outstanding of $756 million and $720 million at December 31, 2001 and 2000, respectively. Short-term borrowings consist primarily of amounts outstanding under the Company's five-year, $340 million unsecured U.S. revolving credit facility that expires in December 2002, and borrowings under various unsecured local country operating lines of credit.

As of December 31, short-term borrowings consist of the following:

       (in millions)                                          2001        2000
                                                              ----        ----

       Borrowings in various currencies (2.95%-28.00%)        $154        $196
       Current portion of long-term debt                       290          71
                                                              ----        ----
                Total                                         $444        $267

In 1999, the Company filed a shelf registration with the Securities and Exchange Commission for borrowings of up to $600 million. In 1999, the Company issued $200 million of 8.45% senior notes under the shelf registration.

Long-term debt consists of the following at December 31:

       (in millions)                                        2001        2000
                                                            ----        ----
       U.S. revolving credit facility, due
          December 2002 (2.33%)                             $277         $209
       8.45% senior notes, due 2009                          200          200
       Korean term loans, due 2002-2004, (6.81% - 9.21%)      62           --
       Canadian term loans, due 2005 (3.31% - 3.34%)          57           27
       Others, due in varying amounts through 2008,
          fixed and floating interest rates ranging
               from 1.00% - 17.93%                             6           88
                                                             ----        ----
                Total                                        $602        $524
                                                             ----        ----
       Less current maturities                                290          71
                                                             ----        ----
                Long-term debt                               $312        $453
                                                             ====        ====

Maturities of long-term debt are $12 million in 2003, $81 million in 2004, $19 million in 2005, $- million in 2006 and $200 million in 2007 and thereafter.

NOTE 9 - LEASES

The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense under operating leases was $21.1 million, $20.4 million and $17.8 million in 2001, 2000 and 1999, respectively. Minimum lease payments due on leases existing at December 31, 2001 are shown below:

(IN MILLIONS)
YEAR                                                       MINIMUM LEASE PAYMENT
--------------------------------------------------------------------------------
2002                                                               $17.6
2003                                                                14.6
2004                                                                11.4
2005                                                                 9.3
2006                                                                 7.7
Balance thereafter                                                   9.2

NOTE 10  - INCOME TAXES

Income before income taxes and the components of the provision for income taxes are shown below:

(in millions)                           2001            2000            1999
                                        -----           -----           -----
INCOME (LOSS) BEFORE INCOME TAXES:
     United States                      $  (9)          $ (10)          $  11
     Outside the United States            111             112             111
                                        -----           -----           -----
       Total                            $ 102           $ 102           $ 122
                                        -----           -----           -----
PROVISION FOR INCOME TAXES:
Current tax expense
     US federal                         $   2           $   1           $   6
     State and local                        2               1               1
     Foreign                               30              19              31
                                        -----           -----           -----
       Total current                    $  34           $  21           $  38
                                        -----           -----           -----
Deferred tax expense (benefit)
     US federal                         $  (6)          $  (4)          $  (6)
     State and local                       (1)             (1)             (1)
     Foreign                                9              20              12
                                        -----           -----           -----
       Total deferred                   $   2           $  15           $   5
                                        -----           -----           -----
Total provision                         $  36           $  36           $  43
                                        =====           =====           =====


Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2001 and 2000, respectively, are attributable to:

(in millions)                                      2001                   2000
                                                  -----                  -----
Plants and properties                             $ 186                  $ 201
                                                  -----                  -----
   Gross deferred tax liabilities                   186                    201
                                                  -----                  -----
Employee benefit reserves                            14                     10
Pensions                                              3                      3
Hedging/derivative contracts                         11                     --
Other                                                --                     13
                                                  -----                  -----
   Gross deferred tax assets                         28                     26
                                                  -----                  -----
   Valuation allowance                               (8)                    (8)
                                                  -----                  -----
Total deferred tax liabilities                    $ 166                  $ 183
                                                  =====                  =====

The Company maintained a valuation allowance of $8 million at December 31, 2001 and 2000, as it is more likely than not that certain foreign net operating loss carry forwards will not be fully utilized to offset taxable income.

A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                               2001         2000          1999
                                               ----         ----         ----
Provision for tax at U.S. statutory rate       35.0%        35.0%        35.0%
Taxes related to foreign income                (0.1)        (2.2)        (3.0)
State and local taxes - net                     0.4          1.8         (0.1)
Nondeductible goodwill                          1.0          1.1          1.0
Other items - net                              (1.3)        (0.7)         2.1
                                               ----         ----         ----
Provision at effective tax rate                35.0%        35.0%        35.0%
                                               ====         ====         ====

Provisions are made for estimated U.S. and foreign income taxes, less credits that may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $395 million of undistributed earnings of foreign subsidiaries at December 31, 2001, as such amounts are considered permanently reinvested.

NOTE 11 - BENEFIT PLANS

The Company and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of service. The Company's general funding policy is to make contributions to the plans in amounts that are within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company's policy in those countries is to make the contribution required by the terms of the applicable plan. Domestic plan assets consist primarily of common stock, corporate debt securities and short-term investment funds.

Domestic salaried employees are covered by a defined benefit "cash balance" pension plan, which provides benefits based on service and company credits to the participating employees' accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

The Company also provides healthcare and life insurance benefits for retired employees in the United States and Canada. U.S. salaried employees are provided with access to postretirement medical insurance through Retirement Health Care Spending Accounts. U.S. salaried employees accrue an account during employment, which can be used after employment to purchase postretirement medical insurance from the Company and Medigap or Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount and indexed for inflation annually during employment. The accounts also accrue interest credits using a rate equal to a specified amount above the yield on five-year Treasury notes. Employees can use the amounts accumulated in these accounts, including credited interest, to purchase postretirement medical insurance. Employees become eligible for benefits when they meet minimum age and service requirements. The Company recognizes the cost of these postretirement benefits by accruing a flat dollar amount on an annual basis for each domestic salaried employee. The Company has the right to modify or terminate these benefits. Healthcare benefits for retirees outside the United States and Canada are generally covered through local government plans.

PENSION PLANS - Net pension cost (income) consisted of the following for the years ended December 31, 2001, 2000 and 1999:

(IN MILLIONS)                                     U.S. PLANS                       NON-U.S. PLANS
                                         ----------------------------------------------------------------
                                         2001        2000        1999        2001        2000        1999
                                         ----        ----        ----        ----        ----        ----
Service cost                             $ 2         $ 2         $ 2         $ 2         $ 1         $ 1
Interest cost                              4           4           4           3           3           3
Expected return on plan assets            (5)         (6)         (5)         (4)         (4)         (4)
Charges due to salaried voluntary
     severance program                    --          (2)         --          --          --          --
                                         ----        ----        ----        ----        ----        ----
Net pension cost                         $ 1         ($2)        $ 1         $ 1         $--         $--
                                         ====        ====        ====        ====        ====        ====

The changes in benefit obligations and plan assets during 2001 and 2000, as well as the funded status and the amounts recognized in the Company's consolidated balance sheets related to the Company's pension plans at December 31, 2001 and 2000, were as follows:

(IN MILLIONS)                                          U.S. PLANS                 NON-U.S. PLANS
                                                  2001           2000           2001           2000
                                                  ----           ----           ----           ----
BENEFIT OBLIGATION
  At January 1                                    $ 52           $ 57           $ 55           $ 52
  Service cost                                       2              2              2              1
  Interest cost                                      4              4              3              3
  Benefits paid                                     (1)            (1)            (2)            (2)
  Actuarial loss                                     4              1             --              2
  Curtailments                                      --              3             --             --
  Settlements                                       (9)           (14)            --             --
  Amendments                                         1             --             --             --
  Foreign currency exchange                         --             --             (3)            (1)
                                                  ====           ====           ====           ====
Benefit obligation at December 31                 $ 53           $ 52           $ 55           $ 55
                                                  ====           ====           ====           ====
FAIR VALUE OF PLAN ASSETS
  At January 1                                    $ 55           $ 64           $ 56           $ 53
  Actual return on plan assets                      (4)             5              1              5
  Employer contributions                             1             --              1              1
  Benefits paid                                    (10)           (14)            (3)            (2)
  Foreign currency exchange                         --             --             (3)            (1)
                                                  ====           ====           ====           ====
Fair value of plan assets at December 31          $ 42           $ 55           $ 52           $ 56
                                                  ====           ====           ====           ====
Funded status                                     $(11)          $  3           $ (3)          $  1
  Unrecognized net actuarial loss (gain)            (3)           (16)             7              2
  Unrecognized prior service cost                    4              3              1              1
                                                  ----           ----           ----           ----
Net prepaid pension asset (liability)             $(10)          ($10)          $  5           $  4
                                                  ====           ====           ====           ====

Included in the pension benefits above are nonqualified pension plans. For these nonqualified plans, both the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $4 million as of December 31, 2001 and $5 million as of December 31, 2000. For qualified plans in the U.S., the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $7 million and by $4 million, respectively, as of December 31, 2001.

The following weighted average assumptions were used to determine the Company's obligations under the pension plans:

                                             U.S. PLANS                    NON-U.S. PLANS
                                      2001      2000      1999        2001      2000      1999
                                      ----      ----      ----        ----      ----      ----
Discount rates                        7.5%      8.0%      8.0%        6.5%      6.5%      6.5%
Rate of compensation increase         4.5%      5.0%      5.0%        4.5%      4.5%      4.5%
Expected return on plan assets        9.0%      9.5%      9.5%        8.5%      8.5%      8.5%
                                      ====      ====      ====        ====      ====      ====

The Company and certain of its subsidiaries maintain defined contribution plans. Contributions are determined by matching a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $5.5 million, $5.6 million and $4.4 million in 2001, 2000 and 1999, respectively.

POSTRETIREMENT BENEFIT PLANS - Net postretirement benefit costs consisted of the following for the years ended December 31, 2001, 2000 and 1999:

(IN MILLIONS)

                                          2001      2000       1999
                                          ----      ----       ----
Service cost                               $1        $1         $1
Interest cost                               2         1          1
Net amortization and deferral              --        --         (1)
Voluntary separation program               --         2         --
                                           --        --         --
Net postretirement benefit costs           $3        $4         $1
                                           ==        ==         ==

The Company's postretirement benefit plans currently are not funded. The changes in the benefit obligations of the plans during 2001 and 2000, and the amounts recognized in the Company's consolidated balance sheets at December 31, 2001 and 2000, were as follows:

(IN MILLIONS)                                            2001             2000
                                                         ----             ----
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION
  At January 1                                           $ 26             $ 21
  Service cost                                              1                1
  Interest cost                                             2                1
  Actuarial (gain) loss                                    (1)               1
  Amendments                                                1               --
  Curtailments                                             --                2
                                                         ----             ----
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION
  At December 31                                         $ 29             $ 26
  Unrecognized net actuarial (loss) gain                    2               (3)
  Unrecognized prior service cost                          (2)               4
                                                         ----             ----
ACCRUED POSTRETIREMENT BENEFIT COSTS                     $ 29             $ 27
                                                         ====             ====

Annual increases in the per capita cost of healthcare benefits of 9 percent were assumed for 2001 and 2002 for healthcare-related postretirement benefits, declining to 5.0 percent by the year 2010 and remaining at that level thereafter. An increase in the assumed healthcare cost trend rate by 1 percentage point increases the accumulated postretirement benefit obligation at December 31, 2001 by $3 million, while a decrease in the rate by 1 percentage point decreases the obligation by $2 million, with a corresponding effect on the service and interest cost components of the net periodic postretirement benefit cost for the year then ended of $0.3 million.

The accumulated postretirement benefit obligation for U.S. plans was determined using an assumed discount rate of 7.5 percent and 8 percent at December 31, 2001 and 2000, respectively. The accumulated postretirement benefit obligation at December 31, 2001 and 2000, for Canadian plans was determined using an assumed discount rate of 6.5 percent.

NOTE 12 - SUPPLEMENTARY INFORMATION

BALANCE SHEET - Supplementary information is set forth below:

(in millions)                                                        2001              2000
                                                                     -----             -----
ACCOUNTS RECEIVABLE - NET
     Accounts receivable - trade                                     $ 234             $ 260
     Accounts receivable - other                                        52                21
     Allowance for doubtful accounts                                    (7)               (7)
                                                                     -----             -----
     Total accounts receivable - net                                 $ 279             $ 274
                                                                     -----             -----
INVENTORIES
     Finished and in process                                         $  91             $ 100
     Raw materials                                                      75                95
     Manufacturing supplies                                             35                37
                                                                     -----             -----
     Total inventories                                               $ 201             $ 232
                                                                     -----             -----
ACCRUED LIABILITIES
     Compensation expenses                                           $  11             $  10
     Dividends payable                                                   4                 4
     Accrued interest                                                    8                11
     Taxes payable on income                                            14                10
     Taxes payable other than taxes on income                           14                15
     Other                                                              37                33
                                                                     -----             -----
     Total accrued liabilities                                       $  88             $  83
                                                                     -----             -----
NON-CURRENT LIABILITIES
     Employees' pension, indemnity, retirement, and other            $  48             $  45
     Other non-current liabilities                                       2                 2
                                                                     -----             -----
     Total non-current liabilities                                   $  50             $  47
                                                                     =====             =====

INCOME STATEMENT - Supplementary information is set forth below:

(in millions)                                          2001             2000             1999
                                                       ----             ----             ----
FINANCING COSTS
     Interest expense                                  $ 59             $ 59             $ 38
     Interest income                                     (3)              (4)              (5)
     Foreign currency transaction losses (gains)          8               (1)               2
                                                       ----             ----             ----
Financing costs-net                                    $ 64             $ 54             $ 35
                                                       ====             ====             ====

STATEMENTS OF CASH FLOW - Supplementary information is set forth below:

(in millions)                      2001                 2000                1999
                                   ----                 ----                ----
     Interest paid                 $62                  $70                 $27
     Income taxes paid              30                   34                  29
                                   ====                 ====                ====

NOTE 13 -- STOCKHOLDERS' EQUITY

PREFERRED STOCK AND STOCKHOLDERS' RIGHTS PLAN

The Company has authorized 25 million shares of $0.01 par value preferred stock, of which 1 million shares were designated as Series A Junior Participating Preferred Stock for the stockholders' rights plan. Under this plan, each share of the Corn Products International common stock carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if a person or group acquires or announces a tender offer that would result in the acquisition of 15 percent or more of the Corn Products International common stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a stockholder holding at least 15 percent of the Company's outstanding voting securities, each full right will entitle a holder to buy a number of the acquiring company's shares having a value of twice the exercise price of the right. Alternatively, if a 15 percent stockholder engages in certain self-dealing transactions or acquires the Company in such a manner that Corn Products International and its common stock survive, or if any person acquires 15 percent or more of the Corn Products International common stock, except pursuant to an offer for all shares at a fair price, each full right not owned by a stockholder holding at least 15 percent of the Company's outstanding voting securities may be exercised for Corn Products International common stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 15 percent or more of its voting securities. Unless redeemed earlier, the rights will expire on December 31, 2007.

TREASURY STOCK

The Company purchased on the open market 1,865,400 and 419,900 shares of its common stock at an average purchase price of $23.91 and $27.23 per share, during 2000 and 1999, respectively. Additionally, in 1999 the Company acquired 231,350 shares in a single block trade for $32.77 per share, or the average market price on the date of purchase. Also, the Company retired 22,905, 18,335 and 6,382 shares of its common stock to treasury during 2001, 2000 and 1999, respectively, by both repurchasing shares from employees under the stock incentive plan and through the cancellation of forfeited restricted stock. The Company repurchased shares from employees at average purchase prices of $27.92, $23.10, and $30.15, or fair value at the date of purchase, during 2001, 2000 and 1999, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

During 2001, the Company issued, from treasury, 19,930 restricted common shares and 141,310 common shares upon the exercise of stock options under the stock incentive plan. During 2000, the Company issued, from treasury, 99,842 restricted common shares and 16,585 common shares upon the exercise of stock options under the stock incentive plan. Also, the Company issued 78,794 common shares from treasury in connection with the second step of the Arancia acquisition.

On January 21, 2000, the Company's Board of Directors authorized an increase in the stock repurchase program from the previously authorized 2 million shares to 6 million shares of common stock over a five-year period. At both December 31, 2001 and 2000, 2,549,650 shares had been repurchased under this program at a total cost of approximately $64 million.

Set forth below is a reconciliation of common stock share activity for the years ended December 31, 1999, 2000 and 2001.

(Shares of common stock, in thousands)                 ISSUED         HELD IN TREASURY      OUTSTANDING
-------------------------------------------------------------------------------------------------------
 Balance at December 31, 1998                          37,611                 51              37,560
   Issuance of restricted stock as
    compensation                                           47                 (3)                 50
   Stock options exercised                                  2                 (1)                  3
   Purchase/acquisition of treasury stock                  --                656                (656)
-------------------------------------------------------------------------------------------------------
 Balance at December 31, 1999                          37,660                703              36,957
   Issuance in connection with acquisition                 --                (79)                 79
   Issuance of restricted stock as
    compensation                                           --               (100)                100
   Stock options exercised                                 --                (17)                 17
   Purchase/acquisition of treasury stock                  --              1,884              (1,884)
-------------------------------------------------------------------------------------------------------
 Balance at December 31, 2000                          37,660              2,391              35,269
   Issuance of restricted stock as
    compensation                                           --                (19)                 19
   Stock options exercised                                 --               (141)                141
   Purchase/acquisition of treasury stock                  --                 23                 (23)
-------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                           37,660              2,254              35,406
-------------------------------------------------------------------------------------------------------

STOCK INCENTIVE PLAN

The Company has established a stock incentive plan for certain key employees. In addition, following the spin-off from CPC, all existing CPC stock options held by Company employees were converted to stock options to acquire Corn Products International common stock. These stock options retain their original vesting schedules and expiration dates. The Company granted additional nonqualified options to purchase 546,300, 805,500 and 413,000 shares of the Company's common stock during 2001, 2000 and 1999, respectively. These options are exercisable upon vesting, which occurs in 50 percent increments at the one and two-year anniversary dates of the date of grant. As of December 31, 2001, certain of these nonqualified options have been forfeited due to the termination of employees.

In addition to stock options, the Company awards shares of restricted stock to certain key employees. The cost of these awards is being amortized over the applicable restriction periods.

The Company accounts for stock-based compensation using the intrinsic value method. On a pro forma basis, assuming the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been $54 million or $1.52 per share in 2001, $44 million or $1.25 per share in 2000 and $69 million or $1.85 per share in 1999. For purposes of this pro forma disclosure under SFAS 123, the estimated fair market value of the awards is amortized to expense over the applicable vesting period.

The fair value of the awards was estimated at the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of
5.88 percent, 5.98 percent and 5.67 percent in 2001, 2000 and 1999; volatility factor of 1.42 percent, 8.28 percent and 35 percent in 2001, 2000 and 1999; and a weighted average expected life of the awards of 7.4 years, 7.84 years and 5 years in 2001, 2000 and 1999. A dividend yield of 1.13 percent and 1.38 percent was assumed for 2001 and 2000, respectively. No dividends were assumed for 1999.

The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

A summary of stock option and restricted stock transactions for the last three years follows:

                                                                                         WEIGHTED
                                                     STOCK             STOCK              AVERAGE
                                                    OPTION             OPTION            EXERCISE        SHARES OF
(shares in thousands)                               SHARES          PRICE RANGE            PRICE      RESTRICTED STOCK
---------------------                               ------          -----------            -----      ----------------
 Outstanding at January 1, 1999                      1,479       $ 13.06 to 32.31        $ 29.24            122
   Granted                                             413            26.87                26.87             51
   Exercised / vested                                  (3)         20.76 to 22.55          21.47            (18)
   Cancelled                                          (11)         26.87 to 32.31          31.59             (1)
                                                    ------                                            ----------------
 Outstanding at December 31, 1999                    1,878         13.06 to 32.31          28.72            154
   Granted                                             806         22.75 to 27.41          25.39             93
   Exercised / vested                                 (17)         20.76 to 22.55          21.47            (46)
   Cancelled                                         (114)         26.87 to 32.31          28.89             (7)
                                                    ------                                            ----------------
 Outstanding at December 31, 2000                    2,553         13.06 to 32.31          27.71            194
   Granted                                             546         27.78 to 32.31          28.71             26
   Exercised / vested                                (141)         13.06 to 32.31          25.40            (31)
   Cancelled                                          (54)         22.75 to 32.31          27.55            (19)
                                                    ------                                            ----------------
 OUTSTANDING AT DECEMBER 31, 2001                    2,904       $ 13.90 to 32.31        $ 28.05            170

The following table summarizes information about stock options outstanding at December 31, 2001:

(shares in thousands)

                                                               AVERAGE REMAINING                     WEIGHTED
                              OPTIONS      WEIGHTED AVERAGE    CONTRACTUAL LIFE       OPTIONS        AVERAGE
RANGE OF EXERCISE PRICES    OUTSTANDING     EXERCISE PRICE          (YEARS)         EXERCISABLE   EXERCISE PRICE
------------------------    -----------     --------------          -------         -----------   --------------
$13.90 to 16.1563                61             $15.41                2.9                 61          $15.40
16.1564 to 19.3875                3              16.39                3.2                  3           16.39
19.3876 to 22.6188              152              20.94                4.2                152           20.94
22.6189 to 25.8500              436              23.11                7.6                271           23.33
25.8501 to 29.0813            1,266              27.92                8.4                547           27.11
29.0814 to 32.3125              986              32.31                6.0                986           32.31
                              2,904             $28.05                7.1              2,020          $28.31

The number of options exercisable at December 31, 2000 and 1999 was 1.38 million and 692 thousand, respectively. The weighted average fair value of options granted during 2001, 2000 and 1999 was $7.72, $7.05 and $26.87, respectively.

NOTE 14 - SEGMENT INFORMATION

The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and its non-consolidated equity interest in CPMCP. Also included in this group is the North American enzyme business. Its Rest of World operations have been separated into South America and Asia/Africa. Previously, such operations were combined and reported as Rest of World. Prior year information is presented for comparability purposes. The Company's South America operations include corn-refining businesses in Brazil, Argentina, Colombia, Chile, Ecuador and Uruguay. The Company's Asia/Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia, Thailand and Kenya.

(in millions)                              2001                2000                1999
                                          -------             -------             -------
SALES TO UNAFFILIATED CUSTOMERS (a):
     North America                        $ 1,212             $ 1,157             $ 1,240
     Rest of  World
        South America                         440                 460                 364
        Asia/Africa                           235                 248                 131
                                          -------             -------             -------
     Total                                $ 1,887             $ 1,865             $ 1,735
                                          =======             =======             =======
OPERATING INCOME (b):
     North America                        $    62             $    74             $    93
     Rest of  World
        South America                          68                  61                  49
        Asia/Africa                            45                  54                  29
     Corporate                                (14)                (13)                (14)
     Non-recurring earnings                     5                  --                  --
     Special charges                           --                 (20)                 --
                                          -------             -------             -------
     TOTAL                                $   166             $   156             $   157
                                          =======             =======             =======
TOTAL ASSETS (c):
     North America                        $ 1,430             $ 1,396             $ 1,439
     Rest of  World
        South America                         489                 647                 450
        Asia/Africa                           308                 296                 328
                                          -------             -------             -------
     TOTAL                                $ 2,227             $ 2,339             $ 2,217
                                          =======             =======             =======
DEPRECIATION AND AMORTIZATION:
     North America                        $    87             $    93             $    92
     Rest of  World
        South America                          28                  29                  24
        Asia/Africa                            12                  13                   6
                                          -------             -------             -------
     TOTAL                                $   127             $   135             $   122
                                          =======             =======             =======
CAPITAL EXPENDITURES:
     North America                        $    52             $   104             $   120
     Rest of  World
        South America                          28                  28                  36
        Asia/Africa                            14                  11                   6
                                          -------             -------             -------
     TOTAL                                $    94             $   143             $   162
                                          =======             =======             =======

NOTES:

(a) Sales between segments for each of the periods presented represented less than 0.6 percent of total sales and are therefore not presented.

(b) Includes earnings from non-consolidated affiliates accounted for under the equity method as follows: North America - $13 million in 2001; South America - $1 million in each of 2001, 2000 and 1999.

(c) Includes investments in non-consolidated affiliates accounted for under the equity method as follows: North America - $13 million at December 31, 2001; South America - $4 million at December 31, 2001, and $3 million at both December 31, 2000 and 1999.

The following table presents net sales to unaffiliated customers by country of origin:

                                                        NET SALES
                                        ------------------------------------------
(in millions) YEAR ENDED DECEMBER 31,    2001              2000              1999
                                        ------            ------            ------
       United States                    $  599            $  629            $  692
       Mexico                              390               359               359
       Canada                              224               169               189
       Brazil                              200               256               217
       Korea                               155               172                58
       Argentina                           100                95                48
       Others                              219               185               172
                                        ------            ------            ------
       Total                            $1,887            $1,865            $1,735
                                        ======            ======            ======

The following table presents long-lived assets by country:

                                                    LONG-LIVED ASSETS
                                        ------------------------------------------
(in millions) AT DECEMBER 31,            2001              2000              1999
                                        ------            ------            ------

       United States                    $  434            $  446            $  471
       Mexico                              457               464               431
       Canada                              151               163               165
       Brazil                              131               145               153
       Korea                               186               188               216
       Argentina                           135               242                88
       Others                              158               134               151
                                        ------            ------            ------
       Total                            $1,652            $1,782            $1,675
                                        ======            ======            ======

SUPPLEMENTAL FINANCIAL INFORMATION

UNAUDITED QUARTERLY FINANCIAL DATA

Summarized quarterly financial data is as follows:

(in millions, except per share amounts)                1st QTR         2nd QTR         3rd QTR         4th QTR
                                                        -----           -----           -----           -----
2001
Net sales before shipping and handling costs            $499            $521            $506            $508
Less: shipping and handling costs                         44              39              32              32
                                                        -----           -----           -----           -----
Net sales                                               $455            $482            $474            $476
Gross profit                                              75              73              84              67
Net income                                                13              15              20               9
Basic earnings per common share                         $0.36           $0.43           $0.55           $0.26*
Diluted earnings per common share                       $0.36           $0.43           $0.55           $0.26*
                                                        -----           -----           -----           -----
2000
Net sales before shipping and handling costs            $482            $516            $524            $514
Less: shipping and handling costs                         38              42              45              46
                                                        -----           -----           -----           -----
Net sales                                               $444            $474            $479            $468
Gross profit                                              78              85              73              70
Net income                                                 4              19              13              12
Basic earnings per common share                         $0.10           $0.55           $0.36           $0.34
Diluted earnings per common share                       $0.10           $0.55           $0.36           $0.34
                                                        -----           -----           -----           -----

* Includes a $7 million ($4.6 million, net of tax, or $0.13 per common share) foreign currency transaction loss, related to the Argentine currency devaluation (see Note 3).

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.

                                                       1st QTR        2nd QTR        3rd QTR       4th QTR
                                                        ------         ------        ------        ------
2001
Market price range of common stock
High                                                    $29.19         $32.00        $33.64        $37.00
Low                                                      24.85          24.50         27.65         27.30
Close                                                    25.66          32.00         28.73         35.25
Dividends declared per common share                      $0.10          $0.10         $0.10         $0.10

2000
Market price range of common stock
High                                                    $33.00         $27.25        $27.25        $29.50
Low                                                      22.44          22.63         19.00         22.00
Close                                                    24.06          26.50         22.75         29.06
Dividends declared per common share                      $0.10          $0.10         $0.10         $0.10

The number of shareholders of the Company's stock at December 31, 2001 was approximately 12,000.

NINE-YEAR FINANCIAL HIGHLIGHTS *

(in millions, except per share amounts)      2001        2000       1999        1998        1997
                                            -------     -------    -------     -------     -------
SUMMARY OF OPERATIONS
Net sales                                   $ 1,887     $ 1,865    $ 1,735     $ 1,448     $ 1,418
Restructuring and spin-off charges - net         --          13         --          --          83
Net income (loss) as previously
  reported                                       57          48         77          43         (75)
Adjustment for effect of a change
  in accounting for inventories                  --          --         (3)         --          (1)
Net income (loss) as adjusted                    57          48         74          43         (76)
Basic earnings per common share:
  Net income as previously reported         $  1.60     $  1.35    $  2.06     $  1.19     $ (2.10)
  Adjustment for effect of a change
    in accounting for inventories                --          --      (0.08)      (0.01)      (0.03)
  Net income as adjusted                    $  1.60     $  1.35    $  1.98     $  1.18     $ (2.13)
Cash dividends declared per
  common share                              $  0.40     $  0.40    $  0.36     $  0.16          --
                                            -------     -------    -------     -------     -------
BALANCE SHEET DATA
Working capital                             $  (120)    $    69    $   104     $    46     $   (83)
Plants and properties - net                   1,293       1,407      1,349       1,298       1,057
Total assets                                  2,227       2,339      2,217       1,956       1,676
Total debt                                      756         720        544         404         350
Stockholders' equity                            857         960      1,030       1,059         992
Shares outstanding, year end                   35.4        35.3       36.9        37.6        35.6
                                            -------     -------    -------     -------     -------
STATISTICAL DATA
Depreciation and amortization               $   127     $   135    $   122     $    95     $    95
Capital expenditures                             94         143        162          91         100
Maintenance and repairs                          82          78         84          67          69
Total employee costs                            194         195        192         131         142
                                            -------     -------    -------     -------     -------

(in millions, except per share amounts)          1996       1995        1994        1993
                                                -------    -------     -------     -------
SUMMARY OF OPERATIONS
Net sales                                       $ 1,524    $ 1,387     $ 1,385     $ 1,243
Restructuring and spin-off charges - net             --        (23)         12          --
Net income (loss) as previously
  reported                                           23        135         100          99
Adjustment for effect of a change
  in accounting for inventories                       2          1          (2)          2
Net income (loss) as adjusted                        25        136          98         101
Basic earnings per common share:
  Net income as previously reported             $  0.64    $  3.79     $  2.81     $  2.78
  Adjustment for effect of a change
    in accounting for inventories                  0.06       0.03       (0.06)       0.06
  Net income as adjusted                        $  0.70    $  3.82     $  2.75     $  2.84
Cash dividends declared per
  common share                                       --         --          --          --
                                                -------    -------     -------     -------
BALANCE SHEET DATA
Working capital                                 $   151    $    33     $   113     $    44
Plants and properties - net                       1,057        920         830         792
Total assets                                      1,676      1,315       1,214       1,121
Total debt                                          350        363         294         209
Stockholders' equity                              1,033        606         555         491
Shares outstanding, year end                         --         --          --          --
                                                -------    -------     -------     -------
STATISTICAL DATA
Depreciation and amortization                   $    88    $    82     $    80     $    78
Capital expenditures                                192        188         145         122
Maintenance and repairs                              61         65          65          57
Total employee costs                                170        164         149         177
                                                -------    -------     -------     -------

* All periods prior to 2000 have been retroactively restated to reflect the change in accounting for inventories effective January 1, 2000.

Note: 1997 and prior per share amounts are pro forma and have been computed by dividing net income (loss) by the shares outstanding, which were 35.6 million at December 31, 1997, the spin-off and distribution date. For the purpose of this calculation, the shares outstanding at December 31, 1997 were assumed to be outstanding for all periods prior.