Form 10-K/A, Exhibit 13
period 2001-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2002-06-26
CIK 1046257

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

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. The provisions of SFAS 142 are required to be applied effective January 1, 2002. The adoption of SFAS 142's provisions relating to goodwill amortization will result in the Company discontinuing the amortization of goodwill beginning January 1, 2002. On a pre-tax basis, goodwill amortization recorded in 2001, 2000 and 1999 was $11 million, $12 million and $5 million, respectively. On an after tax basis, goodwill amortization recorded in 2001, 2000 and 1999 was $8 million, $8 million and $3 million, respectively. The following table provides a comparison of the effects of adopting SFAS 142 for the years ended December
31, 2001, 2000 and 1999:

                                                            2001    2000   1999
                                                           =====   =====   =====

Net Income                                                 $  57   $  48   $  74
Add back: goodwill amortization (net of income taxes)          8       8       3
                                                           -----   -----   -----
Adjusted net income                                        $  65   $  56   $  77
                                                           =====   =====   =====
Basic and diluted
  earnings per common share:
As reported earnings per share                             $1.60   $1.35   $1.98
Add back: goodwill amortization (net of income taxes)       0.21    0.23    0.08
                                                           -----   -----   -----
Adjusted earnings per share                                $1.81   $1.58   $2.06
                                                           =====   =====   =====

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

RECENTLY ISSUED ACCOUNTING STANDARDS - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. The provisions of SFAS 142 are required to be applied effective January 1, 2002. The adoption of SFAS 142's provisions relating to goodwill amortization will result in the Company discontinuing the amortization of goodwill beginning January 1, 2002. On a pre-tax basis, goodwill amortization recorded in 2001, 2000 and 1999 was $11 million, $12 million and $5 million, respectively. On an after tax basis, goodwill amortization recorded in 2001, 2000 and 1999 was $8 million, $8 million and $3 million, respectively. The following table provides a comparison of the effects of adopting SFAS 142 for the years ended December 31, 2001, 2000 and 1999:


                                                        2001      2000      1999
                                                       ======    ======    ======
Net Income                                             $   57    $   48    $   74
Add back: goodwill amortization (net of income taxes)       8         8         3
                                                       ------    ------    ------
Adjusted net income                                    $   65    $   56    $   77
                                                       ======    ======    ======
Basic and diluted earnings per common share:
As reported earnings per share                         $ 1.60    $ 1.35    $ 1.98
Add back: goodwill amortization (net of income taxes)    0.21      0.23      0.08
                                                       ------    ------    ------
Adjusted earnings per share                            $ 1.81    $ 1.58    $ 2.06
                                                       ======    ======    ======


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