Form 10-K, Exhibit 13
period 2002-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2003-03-21
CIK 1046257

                                                                    EXHIBIT 13.1

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The year 2002 proved to be a challenging one for Corn Products International, Inc. given the enactment of a discriminatory tax on soft drinks sweetened with high fructose corn syrup ("HFCS") in Mexico (see Recent Developments and Outlook section below) and difficult economic conditions in South America. Despite these difficulties, however, our net income increased from the prior year driven by substantially lower financing costs and the discontinuation of goodwill amortization. Additionally, our operating cash flows grew 20 percent and our debt level was substantially reduced.

     In North America, significantly lower operating income in Mexico caused by the discriminatory tax on beverages sweetened with HFCS more than offset improved earnings throughout the rest of the region, resulting in a 14 percent decline in operating income for the region. In South America, operating earnings decreased 15 percent reflecting difficult economic conditions and local currency weakness throughout the region. In Asia/Africa, higher sales volume, stronger Asian currencies and the discontinuation of goodwill amortization drove operating income up 20 percent from 2001.

     In 2001, we began selling, marketing and distributing designated sweetener production destined for sale in the United States through CornProductsMCP Sweeteners LLC ("CPMCP"), a limited liability joint marketing company owned by the Company and Minnesota Corn Processors, LLC ("MCP"). On July 11, 2002, MCP announced that it had signed a merger agreement with Archer-Daniels-Midland Company ("ADM"), whereby MCP would merge with a subsidiary of ADM. The consummation of the merger was subject to a number of conditions, including approval from the unit holders of MCP and various regulatory agencies. On September 5, 2002, the unit holders of MCP approved the proposed sale. Shortly thereafter, the United States Justice Department's Antitrust Division filed a lawsuit in U.S. District Court, formally blocking the proposed transaction, and simultaneously also filed a consent decree approving the sale and requiring CPMCP to be dissolved by December 31, 2002.

     On September 6, 2002, we were notified of MCP's desire to dissolve CPMCP effective December 31, 2002. On December 27, 2002, the Company and MCP agreed in principle to a plan of dissolution that will allow for the orderly wind up of CPMCP activities. Under the terms of the plan of dissolution, MCP agreed to pay us an $11 million termination fee as required under the CPMCP Limited Liability Company Agreement between the Company and MCP dated December 1, 2000. We received this payment on December 31, 2002. In addition, we recorded an $8 million charge for our share of costs incurred relating to the dissolution. These expenses consist primarily of direct incremental costs related to the termination of employees, early termination of leases, losses on the disposition of assets and other wind-down costs. The net non-recurring income of $3 million ($2 million after-tax, or $0.06 per diluted share) is included in other income in the 2002 Consolidated Statement of Income.

RECENT DEVELOPMENTS AND OUTLOOK

     On January 1, 2002, a discriminatory tax on soft drinks sweetened with HFCS approved by the Mexican Congress late in 2001, became effective. This tax was temporarily suspended on March 5, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for soft drinks in Mexico, we ceased production of HFCS 55 at our San Juan del Rio plant, one of our four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, we resumed the production and sale of HFCS in Mexico, although at levels below historical volumes. On July 12, 2002, the Mexican Supreme Court annulled the temporary suspension of the tax, thereby resuming the tax, and we curtailed the production of HFCS 55 at our San Juan del Rio plant. On December 10, 2002, the Mexican Congress declined to repeal the controversial tax on soft drinks sweetened with HFCS.

     We are disappointed with the Mexican Congress' decision to retain the tax on soft drinks sweetened with HFCS. However, we continue to explore all options for resolving the situation and minimizing any potential long-term negative financial impact that might occur. We have engaged in discussions regarding the matter with both U.S. and Mexican government trade officials, and have received informal assurances from both sides that repeal of the tax is a condition precedent to resolving certain trade issues between the countries. These same officials have also implied that a resolution of these matters is expected in the near term. However, we cannot predict with any certainty whether these trade matters will ultimately be resolved or the likelihood or timing of repeal of the tax on soft drinks sweetened with HFCS. In the meantime, we are attempting to mitigate the negative effects of the tax on HFCS demand in Mexico by exploring other markets for our HFCS production capacity in and around Mexico. We are continuing the restructuring of our Mexican operations in an effort to improve efficiency and reduce operating costs. We have also initiated formal action to seek compensation for damage to our Mexican operations under the provisions of the North American Free Trade Agreement (NAFTA).

     On January 28, 2003, we notified the Government of Mexico of our intention to submit to arbitration a claim for compensation under the investment provisions of the NAFTA. We believe that the Government of Mexico has violated certain of its obligations with respect to foreign investors under the NAFTA, including those regarding non-discriminatory treatment and expropriations. The claim, which approximates $250 million, seeks compensation for past and potential lost profits and other costs related to our operations in Mexico as well as our costs in pursuing resolution of this matter. The filing of the notice of intent is the first step required by the NAFTA in pursuing the resolution of an investment dispute. The NAFTA requires the Company to serve written notice of its intention to submit a claim at least three months prior to submitting the claim to arbitration. Pursuant to the process, the Company and the Government of Mexico must continue to attempt to resolve the situation through consultation or negotiation during this period.

     Until there is a favorable resolution of the Mexican tax on soft drinks sweetened with HFCS, we expect that we will be unable to make any significant sales of HFCS to the soft drink industry in Mexico. Management continues to seek a permanent repeal of the tax and currently believes that the matter will ultimately be resolved through negotiations between the governments of the United States and Mexico. Until that occurs, however, our operating results and cash flows will continue to be adversely affected by the Mexican tax on soft drinks sweetened with HFCS.

     We currently believe that 2003 net income will improve from the past year despite the Mexican HFCS tax.

RESULTS OF OPERATIONS

  2002 COMPARED TO 2001

     Net Income. We reported net income of $63 million, or $1.77 per diluted common share for the year 2002, as compared to $57 million, or $1.60 per diluted common share for 2001. The 2002 results include $8 million ($5 million after-tax) of net non-recurring earnings consisting primarily of a gain from the sale of a business unit, net of certain one-time charges, and the impact from the dissolution of CPMCP. The non-recurring earnings include an $8 million pretax gain from the February 2002 sale of Enzyme-Bio Systems Ltd. ("EBS") and $3 million of net non-recurring earnings related to the dissolution of CPMCP, partially offset by $4 million of charges principally related to workforce reductions in North America. Additionally, a one-time gain of $1 million resulting from the curtailment of certain benefit costs pertaining to the EBS sale and workforce reduction was recorded. The 2001 results include $5.4 million ($3.5 million after-tax) of net non-recurring earnings related to a value-added tax refund net of certain one-time charges. Excluding the net non-recurring income from both 2002 and 2001, we earned $58 million, or $1.63 per diluted share in 2002, compared to $53 million, or $1.50 per diluted share in 2001. This increase primarily reflects significantly lower financing costs and, to a lesser extent, the discontinuation of goodwill amortization which more than offset a reduction in operating income mainly attributable to lower earnings in North America and South America and an increase in minority interest. Results for 2001 include goodwill amortization expense of $12 million ($8 million after-tax), or $0.21 per diluted share. We discontinued amortization of goodwill following the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

     Net Sales. Net sales for 2002 declined slightly to $1.87 billion from $1.89 billion in 2001, as decreased sales in South America more than offset increased sales in Asia/Africa and North America.

     A summary of net sales by geographic region is shown below:

                                                                    INCREASE
                                                  2002     2001    (DECREASE)   % CHANGE
                                                 ------   ------   ----------   --------
                                                              (IN MILLIONS)
North America..................................  $1,219   $1,212      $  7          1%
South America..................................     401      440       (39)       (9)%
Asia/Africa....................................     251      235        16          7%
                                                 ------   ------      ----        ----
Total..........................................  $1,871   $1,887      $(16)       (1)%
                                                 ======   ======      ====        ====

     Weaker foreign currencies, particularly in South America, reduced sales by 11 percent, which offset improved price/product mix worldwide. Volume declines reduced sales by 1 percent.

     Sales in North America increased 1 percent, as a 3 percent price/product mix improvement was offset by a volume decline of 1 percent and slightly weaker local currencies. Sales in South America fell 9 percent, as price/product mix improvements, while significant (up 37 percent), lagged local currency devaluation throughout the region. Additionally, volume in the region was down 1 percent. Sales in Asia/Africa increased 7 percent, reflecting 4 percent volume growth and stronger local currencies. Price/product mix in the region was essentially unchanged from 2001.

     Cost of Sales and Operating Expenses. Cost of sales for 2002 increased 1 percent to $1.60 billion from $1.59 billion in 2001. Excluding the effect of certain non-recurring items from 2001, cost of sales for 2002 was flat as compared with last year, while gross profit margin declined to 14 percent from 15 percent in 2001. The lower gross profit percentage principally reflects reduced operating margins mainly due to the HFCS tax issue in Mexico and economic weakness in Brazil.

     Selling, general and administrative ("SG&A") expenses for 2002 decreased to $134 million from $154 million in 2001, due primarily to the discontinuation of goodwill amortization in 2002. We recorded $12 million of goodwill amortization in 2001. SG&A expenses include non-recurring costs of $3 million and $5 million in 2002 and 2001, respectively. Excluding the effect of these non-recurring items and goodwill amortization, SG&A expenses for 2002 represented 7.0 percent of net sales, down from 7.2 percent in 2001. This decrease principally reflects cost reductions in North America and lower expenses in South America attributable to weaker local currencies.

     Earnings from Non-Consolidated Affiliates and Other Income. Earnings from non-consolidated affiliates and other income for 2002 decreased to $20 million from $21 million in 2001, as the previously mentioned gain from the sale of EBS ($8 million) and income from the CPMCP dissolution ($3 million) were substantially offset by a $7 million reduction in earnings from non-consolidated affiliates. Additionally, other income for 2001 included a $3 million gain from the cancellation of a long-term obligation.

     Operating Income.  A summary of operating income is shown below:

                                                               FAVORABLE       FAVORABLE
                                                             (UNFAVORABLE)   (UNFAVORABLE)
                                               2002   2001     VARIANCE        % CHANGE
                                               ----   ----   -------------   -------------
                                                              (IN MILLIONS)
North America................................  $ 56   $ 65       $ (9)           (14)%
South America................................    58     68        (10)           (15)%
Asia/Africa..................................    54     45          9              20%
Corporate expenses...........................   (23)   (17)        (6)           (35)%
                                               ----   ----       ----            -----
Total........................................  $145   $161       $(16)           (10)%
Non-recurring items, net.....................     8      5          3              60%
                                               ----   ----       ----            -----
Operating income.............................  $153   $166       $(13)            (8)%
                                               ====   ====       ====            =====

     Operating income for 2002 decreased 8 percent to $153 million from $166 million in 2001. Excluding the net non-recurring earnings from both years and goodwill amortization from the 2001 period, operating income decreased 16 percent from 2001, reflecting significantly lower earnings in North America and South America. North America operating income decreased 14 percent from a year-ago, as significantly lower results for Mexico due to the imposition of the Mexican HFCS tax more than offset earnings improvements throughout the rest of the region. Excluding goodwill amortization from the prior year, operating income in North America dropped 18 percent from 2001. South America operating income fell 15 percent, primarily due to the difficult economic conditions and weaker currencies throughout the region, particularly in Brazil. Excluding goodwill amortization from last year's results, operating income in South America declined 16 percent from last year. Asia/Africa operating income increased 20 percent from a year ago largely due to the discontinuation of goodwill amortization. Excluding goodwill amortization, Asia/Africa operating income for 2002 was up 3 percent from last year, primarily reflecting stronger local currencies and increased volume.

     Financing Costs. Financing costs decreased to $36 million in 2002 from $64 million in 2001. The decrease primarily reflects lower interest rates, reduced debt levels and foreign currency transaction gains. We recorded $1 million of foreign currency transaction gains in 2002 as compared with foreign currency transaction losses of $8 million in 2001.

     Provision for Income Taxes. Our effective tax rate was 36 percent in 2002, up from 35 percent in 2001. The higher tax rate is mainly due to a change in the mix of domestic and foreign earnings for 2002 as compared with 2001.

     Minority Interest in Earnings. Minority interest in earnings increased to $12 million in 2002 from $9 million in 2001. The increase primarily reflects improved earnings in the Southern Cone of South America and Korea, which more than offset a reduction in minority interest attributable to our increased ownership in Arancia Corn Products, S.A. de C .V. ("Arancia"). Arancia became a wholly-owned subsidiary on March 4, 2002.

     Comprehensive Loss. We recorded a comprehensive loss of $22 million in 2002 compared to a comprehensive loss of $93 million in 2001. The decrease in the comprehensive loss reflects a $36 million favorable variance in the currency translation adjustment, gains from cash flow hedges (net of income taxes) and an increase in net income. For 2002, we recorded a negative currency translation adjustment of $94 million, compared to a negative currency translation adjustment of $130 million in 2001. The unfavorable currency translation adjustment for 2002 relates primarily to the negative impact of weakened local currencies, particularly in Argentina and Brazil.

  2001 COMPARED TO 2000

     Net Income. We reported net income of $57 million, or $1.60 per diluted common share for the year 2001, as compared to $48 million, or $1.35 per diluted common share for 2000. The 2001 results include $5.4 million ($3.5 million after-tax) of non-recurring earnings from a tax refund, net of certain one-time charges. The results for 2000 include special charges of $20 million ($13 million after-tax) pertaining to a workforce reduction program ($17.5 million) and the write-off of certain capital projects ($2.5 million). Excluding the non-recurring earnings from the 2001 results and the special charges recorded in 2000, the Company earned $53 million, or $1.50 per diluted share in 2001, down from $61 million, or $1.72 per diluted share in 2000. This decrease principally reflects weaker foreign currencies, higher energy costs and increased financing costs, which more than offset favorable contributions from sales volume growth, improved selling prices and a reduction in minority interest in earnings.

     Net Sales. Net sales for 2001 grew 1 percent to $1.89 billion from $1.87 billion in 2000, as increased sales in North America more than offset sales declines in South America and Asia/Africa. A summary of net sales by geographic region is shown below:

                                                                    INCREASE
                                                  2001     2000    (DECREASE)   % CHANGE
                                                 ------   ------   ----------   --------
                                                              (IN MILLIONS)
North America..................................  $1,212   $1,157      $ 55          5 %
South America..................................     440      460       (20)        (4)%
Asia/Africa....................................     235      248       (13)        (5)%
                                                 ------   ------      ----        ---
Total..........................................  $1,887   $1,865      $ 22          1 %
                                                 ======   ======      ====        ===

     Increased volume worldwide and improved price/mix resulted in net sales growth of 4 percent and 3 percent, respectively, which was largely offset by a 6 percent reduction attributable to weaker foreign currencies, particularly in Brazil and Korea. Sales in North America grew 5 percent, reflecting 3 percent volume growth and 2 percent price/product mix improvement. Significantly higher volume and improved price/product mix in both Canada and Mexico more than offset a volume decline in the United States. South America sales declined 4 percent as currency weakness throughout the region more than offset an 8 percent growth attributable to increased volume and a 3 percent price/product mix improvement. The value of local currencies in relation to the US dollar fell in each country within the region, with the decline in the Brazilian Real having the most significant impact. Local currency weakness also caused sales in Asia/Africa to decline in terms of U.S. dollars from the prior year. Sales in Asia/Africa decreased 5 percent as weaker currencies in Korea, and to a lesser extent in Pakistan, more than offset a 4 percent price/product mix improvement and 2 percent volume growth in the region.

     Cost of Sales and Operating Expenses. Cost of sales for 2001 increased 2 percent to $1.59 billion from $1.56 billion in 2000, on sales volume growth of 4 percent. Excluding the effect of non-recurring items, cost of sales increased approximately 3 percent from 2000, while gross margin declined to 15 percent from 16 percent in 2000. The reduction in the gross profit margin principally reflects higher energy costs and lower by-product selling prices, particularly during the first half of 2001.

     SG&A expenses for 2001 increased to $154 million from $139 million in 2000, due in part to the recording of certain non-recurring costs. Excluding the non-recurring costs, SG&A expenses totaled $149 million, representing 7.9 percent of net sales, up from 7.5 percent in 2000. This increase resulted mainly from higher administrative costs and increased general corporate expenses.

     Earnings from Non-Consolidated Affiliates and Other Income. Earnings from non-consolidated affiliates and other income for 2001 increased to $21 million from $9 million in 2000, primarily due to the recording of our share of the earnings of CPMCP, partially offset by reduced fee and royalty income. Additionally, other income for 2001 included a $3 million gain from the cancellation of a long-term obligation.

     Operating Income.  A summary of operating income is shown below:

                                                               FAVORABLE       FAVORABLE
                                                             (UNFAVORABLE)   (UNFAVORABLE)
                                               2001   2000     VARIANCE        % CHANGE
                                               ----   ----   -------------   -------------
                                                              (IN MILLIONS)
North America................................  $ 65   $ 77       $(12)           (16)%
South America................................    68     61          7              11%
Asia/Africa..................................    45     54         (9)           (17)%
Corporate expenses...........................   (17)   (16)        (1)            (6)%
                                               ----   ----       ----            ----
Total........................................  $161   $176       $(15)            (9)%
Non-recurring items, net.....................     5    (20)        25              nm*
                                               ----   ----       ----            ----
Operating income.............................  $166   $156       $ 10               6%
                                               ====   ====       ====            ====

---------------

* nm -- not meaningful

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

     Financing Costs. Financing costs increased to $64 million in 2001 from $54 million in 2000. This increase was primarily due to the recognition of $8 million of foreign currency transaction losses in 2001 ($7 million of which resulted from the January 6, 2002 devaluation of the Argentine peso), as compared to foreign currency transaction gains of $1 million in 2000. A decrease in capitalized interest and higher average outstanding indebtedness due to acquisition related borrowings, partially offset by lower weighted average interest rates, also contributed to the increased financing costs.

     Provision for Income Taxes. Our effective tax rate was 35 percent for both 2001 and 2000. The tax rates reflect the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States.

     Minority Interest in Earnings. Minority interest in earnings decreased to $9 million in 2001 from $18 million in 2000. This decrease mainly reflects the increase in our ownership interest in Doosan Corn Products Korea, Inc., our Korean affiliate, from 50 to 75 percent, effective January 2001.

     Comprehensive Loss. We recorded a comprehensive loss of $93 million in 2001 compared to a comprehensive loss of $15 million in 2000. The increased loss principally reflects unfavorable currency translation adjustments and, to a lesser extent, net losses of $20 million (net of tax effects) on cash flow hedges. For 2001, we recorded a negative currency translation adjustment of $130 million, compared to a negative currency translation adjustment of $63 million in 2000. The unfavorable currency translation adjustment for 2001 primarily reflects the impact of the Argentine currency devaluation and the continued weakness of other local currencies relative to the U.S. dollar, particularly the Brazilian Real.

LIQUIDITY & CAPITAL RESOURCES

     At December 31, 2002, our total assets were $2.02 billion, down from $2.23 billion at December 31, 2001. This decrease primarily reflects unfavorable translation effects resulting from the stronger U.S. dollar in relation to foreign currencies, particularly in Argentina and Brazil. Additionally, improved working capital management, the sale of EBS and fixed asset depreciation in excess of capital spending contributed to the decrease in total assets. Stockholders' equity declined to $828 million at December 31, 2002 from $857 million at December 31, 2001, principally due to unfavorable currency translation effects, which more than offset net income.

     On June 28, 2002, the Company sold $200 million of 8.25 percent senior notes due July 15, 2007. The net proceeds from the sale of the notes were used to repay $197 million of borrowings outstanding under our then existing $340 million U.S. revolving credit facility. On October 15, 2002, we entered into a new 3-year, $125 million revolving credit agreement (the "Revolving Credit Agreement"). The Revolving Credit Agreement replaced the Company's previously existing $340 million revolving credit facility, which has been terminated. Borrowings that had been outstanding under the $340 million revolving credit facility were repaid with excess cash. On November 18, 2002, the Company sold an additional $55 million of 8.25 percent senior notes due July 15, 2007. The net proceeds from the sale of the notes were used to repay indebtedness.

     At December 31, 2002, we had total debt outstanding of $600 million, compared to $756 million at December 31, 2001. The debt outstanding includes $255 million of 8.25 percent senior notes due 2007, $200 million of 8.45 percent senior notes due 2009 and $65 million of affiliate long-term debt. The current portion of long-term debt is $12 million. We also have $72 million of affiliate short-term borrowings outstanding.

     The principal source of our liquidity comes from our internally generated cash flow, which we supplement as necessary with our ability to raise funds in both the equity and debt markets. We currently have a shelf registration statement on file under which we can issue an additional $145 million of debt. In addition, we have a $125 million revolving credit facility that extends to October 15, 2005, and under which there were no outstanding borrowings at December 31, 2002. We also have a total of $360 million of unused operating lines of credit in the various foreign countries in which we operate.

     The weighted average interest rate on total Company indebtedness was approximately 5.4 percent and 7.1 percent for 2002 and 2001, respectively. On March 14, 2002, we entered into interest rate swap agreements that effectively converted the interest rate associated with the Company's 8.45 percent senior notes to a variable interest rate. The fair value of these agreements at December 31, 2002 ($27 million) is reflected in the Consolidated Balance Sheet as an offset to the increase in the fair value of the hedged debt obligation.

  Net Cash Flows

     A summary of operating cash flows is shown below:

                                                              2002    2001
                                                              -----   -----
                                                              (IN MILLIONS)
Net income..................................................  $ 63    $ 57
Depreciation and amortization...............................   103     127
Earnings from non-consolidated affiliates...................    (7)    (14)
Gain on sale of business....................................    (8)     --
Gain on dissolution of business.............................    (3)     --
Foreign currency transaction (gains) losses.................    (1)      8
Deferred taxes..............................................    (6)      2
Minority interest in earnings...............................    12       9
Changes in working capital..................................    65     (16)
Other.......................................................   (12)     (2)
                                                              ----    ----
  Cash provided from operations.............................  $206    $171
                                                              ====    ====

     We generated $206 million of cash from operations in 2002, compared to $171 million last year. This increase primarily reflects a significant improvement in cash flow pertaining to changes in working capital, compared to last year. The increased cash flow from working capital changes resulted principally from improved systems and procedures, particularly in the area of trade accounts receivable collections and accounts payable processing. The cash provided from operations was used primarily to reduce indebtedness and fund capital expenditures. Listed below are the Company's primary investing and financing activities for 2002 (in millions):


Capital expenditures........................................   $78
Payments to acquire additional business.....................    42
Proceeds from the sale of EBS...............................    35
Dividends paid (including dividends to minority interest
  shareholders).............................................    19
Payments on debt............................................   407
Proceeds from borrowings....................................   263

     As described in Note 4 of the notes to the consolidated financial statements, we control approximately 73 percent of our Southern Cone of South America businesses. The minority interest shareholders of the Company's Southern Cone of South America businesses have the right to either: (i) require the Company to sell an amount of shares of the Southern Cone businesses back to the minority interest shareholders until the minority interest shareholders own 49.5 percent of the Southern Cone businesses; or (ii) require the Company to purchase the approximately 27 percent ownership interest in the Southern Cone businesses currently held by the minority interest shareholders. It is anticipated that the Company will purchase the shares from the minority interest shareholders in March 2003 at a cost of approximately $52 million.

     We expect that our operating cash flows and borrowing availability under our credit facilities will be more than sufficient to fund our anticipated capital expenditures, dividends and other investing and/or financing strategies for the foreseeable future.

KEY PERFORMANCE METRICS

     Beginning in 2002 we began using certain key metrics to better monitor our progress towards achieving our strategic business objectives. These metrics include the tracking as to whether we are achieving an adequate return on stockholders' equity through returning our cost of "Capital Employed". We also monitor our financial leverage by looking at our "Debt to Capitalization Ratio" to assure that we are properly financed. Other key metrics include "Return on Net Sales" and "Working Capital as a percentage of Net Sales".

     The fundamentals of these key metrics for 2002 with comparison to the prior year are as follows:

RETURN ON CAPITAL EMPLOYED                                     2002      2001
--------------------------                                    -------   -------
                                                              ($S IN MILLIONS)
Total stockholders' equity..................................  $  828    $  857
Add:
  Cumulative translation adjustment.........................     407       313
  Minority interest in subsidiaries.........................      93       147
  Total debt................................................     600       756
Less:
  Cash and cash equivalents.................................     (36)      (65)
                                                              ------    ------
Capital employed(a).........................................  $1,892    $2,008
                                                              ------    ------
Operating income............................................  $  153    $  166
Adjusted for:
  Income taxes (at rates of 36% and 35%, respectively)......     (55)      (58)
                                                              ------    ------
Adjusted operating income, net of tax(b)....................  $   98    $  108
                                                              ------    ------
Return on Capital Employed(b/a).............................    5.2%      5.4%
                                                              ======    ======

DEBT TO CAPITALIZATION RATIO                                   2002      2001
----------------------------                                  -------   -------
                                                              ($S IN MILLIONS)
Short-term debt.............................................  $   84    $  444
Long-term debt..............................................     516       312
                                                              ------    ------
  Total debt(a).............................................  $  600    $  756
                                                              ------    ------
Deferred income tax liabilities.............................  $  163    $  186
Minority interest in subsidiaries...........................      93       147
Stockholders' equity........................................     828       857
                                                              ------    ------
  Total capital.............................................  $1,084    $1,190
                                                              ------    ------
Total debt and capital(b)...................................  $1,684    $1,946
                                                              ------    ------
Debt to Capitalization Ratio(a/b)...........................   35.6%     38.8%
                                                              ======    ======

RETURN ON NET SALES                                            2002      2001
-------------------                                           -------   -------
                                                              ($S IN MILLIONS)
Net income..................................................  $   63    $   57
Add back:
  Minority interest in earnings.............................      12         9
                                                              ------    ------
Net income before minority interest(a)......................  $   75    $   66
                                                              ------    ------
Net sales(b)................................................  $1,871    $1,887
                                                              ------    ------
Return on Net Sales(a/b)....................................    4.0%      3.5%
                                                              ======    ======

WORKING CAPITAL AS A % OF NET SALES                            2002      2001
-----------------------------------                           -------   -------
                                                              ($S IN MILLIONS)
Current assets..............................................  $  485    $  555
Less: current liabilities...................................    (347)     (675)
                                                              ------    ------
Working capital.............................................  $  138    $ (120)
Add back:
  Short-term debt...........................................      84       444
                                                              ------    ------
Adjusted working capital(a).................................  $  222    $  324
                                                              ------    ------
Net Sales(b)................................................  $1,871    $1,887
                                                              ------    ------
Working Capital as a percentage of Net Sales(a/b)...........   11.9%     17.2%
                                                              ======    ======

  Commentary on Key Performance Metrics:

     In accordance with the Company's long-term objectives, we have set certain goals relating to key performance metrics that we will endeavor to meet over the next three to five years. The Company has made progress towards achieving these goals during 2002. Three of the four performance metrics improved in 2002 despite two significant events that transpired beyond the control of management. The first was the imposition of a tax on soft drinks sweetened with HFCS in Mexico that effectively ended the use of HFCS for soft drinks in that country. The second was the devaluation of currencies in South America that reduced earnings in dollar terms and significantly reduced the capitalization of the Company. The effect of the Mexican tax had a significant unfavorable impact on the Company's earnings for 2002. While the Company believes that the tax will be rescinded, we are exploring alternative business strategies in the event that the tax remains in place. The final resolution of this matter could have a material impact on the attainment of the metrics in the specified time frame. The Mexican tax event is more fully described in the Recent Developments and Outlook section of this MD&A.

     Return on Capital Employed -- Our goal is to achieve a Return on Capital Employed in excess of 8.5 percent, which is our average Cost of Capital as calculated based upon our current financing profile. In determining this performance metric, the negative cumulative translation adjustment is added back to stockholders' equity to calculate returns based on the Company's original investment costs. The decline in 2002 to 5.2 percent from 5.4 percent in 2001 is directly related to the following two events. During 2002 South America operating income fell 15 percent, primarily due to difficult economic conditions and weaker currencies in the region. In addition, the discriminatory tax in Mexico had a significant unfavorable impact on operating income in 2002.

     Debt to Capitalization Ratio -- Our goal is to maintain a Debt to Capitalization Ratio in the range of 32 to 35 percent. During 2002 we improved this ratio from 38.8 percent at December 31, 2001 to 35.6 percent at December 31, 2002. This was accomplished primarily as a result of strong cash flow generation, which contributed significantly to the reduction in our adjusted working capital from $324 million to $222 million. We will strive to maintain this ratio in the established range as we focus our growth on leveraging our assets through strategic acquisitions, joint ventures and alliances and selling those assets that do not meet our long-term strategy.

     Return on Net Sales -- Our goal is to improve our Return on Net Sales to the range of 7 to 9 percent. During 2002 our Return on Net Sales improved from
3.5 percent last year to 4.0 percent in 2002. The improvement primarily reflects achieved cost reductions. Further improvement is anticipated to result from the expected restart of our Mexican HFCS business and gains from new products and customers in both our existing business as well as from geographic expansion and alliances.

     Working Capital as a % of Net Sales -- Our goal is to maintain working capital in a range of 10 to 12 percent of the Company's net sales. During 2002 we made significant progress in this performance metric through a major initiative to reduce our working capital. This resulted in a 5 percent improvement in Working Capital as a Percentage of Net Sales, from just over 17 percent in 2001 to just under 12 percent in 2002.

RISK AND UNCERTAINTIES

     The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. In each country where we conduct business, the business and assets are subject to varying degrees of risk and uncertainty. We insure our business and assets in each country against insurable risks in a manner that our management deems appropriate. Because of our geographic dispersion, we believe that a loss from non-insurable events in any one country would not have a material adverse effect on our operations as a whole. We believe there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect our results. We have also established policies to help manage other financial risks as discussed below.

     Commodity Costs. The Company's finished products are made primarily from corn. Purchased corn accounts for between 40 percent and 65 percent of finished product costs. In North America, we sell a large portion of our finished product at firm prices established in supply contracts that typically extend for up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, we enter into corn futures contracts or take hedging positions in the corn futures market. From time to time, we may also enter into anticipatory hedges. All of these derivative contracts typically mature within one year. At expiration, we settle the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures we are hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished product under long-term, firm-priced supply contracts are not material.

     Our hedging instruments generally relate to contracted firm-priced business. Based on the Company's overall commodity hedge exposure at December 31, 2002, a hypothetical 10 percent change in market rates applied to the fair value of the instruments would have no material impact on the Company's earnings, cash flows, financial position or the fair value of commodity price and risk-sensitive instruments over a one-year period.

     International Operations and Foreign Exchange. We have operated a multinational business subject to the risks inherent in operating in foreign countries and with foreign currencies for many years. Our non-U.S. operations are subject to foreign currency exchange fluctuations, as well as to political, economic and other risks, such as those previously described in the Recent Developments and Outlook section pertaining to Mexico.

     Because we primarily sell world commodities, we believe that local prices will adjust relatively quickly to offset the effect of a local devaluation. We may occasionally hedge commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction.

     Interest Rate Exposure. Approximately 46 percent of our borrowings are fixed rate bonds and loans. The remaining 54 percent of our borrowings are at floating interest rates of which approximately 41 percent are long-term loans and 13 percent are short-term credit facilities. Should short-term rates change, this could affect our interest cost. A hypothetical increase of 1 percentage point in the weighted average floating interest rate for 2002 would have increased interest expense and reduced pretax income for 2002 by approximately $2 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions and conditions.

     The Company's management has identified the most critical accounting policies upon which the financial statements are based and that involve the most complex and subjective decisions and assessments. These policies relate to our major long-lived assets, including the valuation of goodwill and other intangible assets, and the recognition of depreciation and impairment in the carrying value of property, plant and equipment. Senior management of the Company has discussed the development, selection and disclosure of these policies with members of the Audit Committee of our Board of Directors. These accounting policies are disclosed in the notes to the consolidated financial statements. The discussion that follows should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

     Long-Lived Assets. The Company has substantial investments in property, plant and equipment and goodwill. For property, plant and equipment we recognize the cost of depreciable assets in operations over the estimated useful life of the assets, and we evaluate the recoverability of these assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. For goodwill we perform an annual impairment assessment (or more frequently if impairment indicators arise) as required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." We have chosen to perform this annual impairment assessment in December of each year. An impairment loss is assessed and recognized in operating earnings if the fair value of either goodwill or property, plant and equipment is less than its carrying amount.

     In analyzing the fair value of goodwill and assessing the recoverability of the carrying value of property, plant and equipment, we have to make projections regarding future cash flows. In developing these projections, we make a variety of important assumptions and estimates that have a significant impact on our assessments of whether the carrying values of goodwill and property, plant and equipment should be adjusted to reflect impairment. Among these are assumptions and estimates about the future growth and profitability of the related business unit, anticipated future economic, regulatory and political conditions in the business unit's market, the appropriate discount rates relative to the risk profile of the unit or assets being evaluated and estimates of terminal or disposal values.

     We completed the required annual test of goodwill impairment for all of our affected reporting units in December 2002. In each case, based on our assumptions about future cash flows we expect to be able to generate from each reporting unit, the fair value of the reporting unit was in excess of the related carrying amounts, and accordingly, no impairment of goodwill was required to be measured and recognized. We also concluded that the Mexican Congress' December 10, 2002 decision not to repeal the tax on soft drinks sweetened with HFCS constituted a triggering event which necessitated that we assess the recoverability of the carrying value of our HFCS production-related long-term assets in Mexico. We also completed this assessment in December 2002 and concluded, based on our assumptions about future cash flows we expect to be able to generate from these assets, that their carrying values were not impaired. For additional information regarding the status of the Mexican Government's tax on soft drinks sweetened with HFCS, refer to the "Recent Developments and Outlook" section above and to Note 3 of the notes to the consolidated financial statements.

     Our ability to fully recover the carrying value of our long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with our Mexican operations, is dependent upon the generation of sufficient cash flows from the use or other disposition of these assets. The Company's ability to generate these cash flows will be significantly affected by a variety of factors, including the timing and permanence of any repeal of the tax on soft drinks sweetened with HFCS, the timing and extent of any recovery in the demand for HFCS by the Mexican soft drink industry, the extent to which alternative markets for HFCS develop in and around Mexico, the success of the Company's restructuring activities in Mexico, and the amount of the proceeds received from the resolution of the Company's NAFTA claim against the Government of Mexico, if any, as well as by management's ability to develop and implement a successful long-term business strategy in Mexico. Based on our long-term forecasts of operating results, we believe that the Company will generate sufficient cash flows from the use or other disposition of these long-term assets to fully recover their carrying values. In developing our estimates of the cash flows that will be generated from the Company's Mexican operations, we have assumed that the tax on soft drinks sweetened with HFCS will be permanently repealed in the near future, and that sales of HFCS to the Mexican soft drink industry will return to the levels realized prior to the imposition of the tax by the end of 2003. Under these assumptions about future HFCS sales in Mexico, the estimated fair value of the Company's Mexican business exceeds its carrying amount by approximately $90 million. In the event actual results differ from those assumed, the Company could be required to recognize an impairment of goodwill and property, plant and equipment, and the amount of such impairment could be material.

     It is reasonably possible that we could have used different assumptions in making our estimates of future operating results and cash flows in making our impairment calculations, particularly those related to our Mexican business. For example, if we assumed that the tax on soft drinks sweetened with HFCS would not be repealed, our projections of future cash flows in Mexico would be different. While we believe that the tax will ultimately be repealed, we have nevertheless begun to develop an alternative business strategy with respect to our Mexican operations in the less likely event the tax is not rescinded. This strategy includes, among other things, the following: (i) developing new uses and new customers for HFCS; (ii) increasing sales of our current product portfolio, as well as developing new products for the region; (iii) investing capital to increase production output for current and new products; (iv) the potential transfer of certain HFCS equipment to plants outside of Mexico; and (v) continuing our cost reduction program. Based on our projections of operating results and cash flows that would be generated under this alternative business model for our Mexican operations, we may be required to record an impairment charge to write-down the carrying value of goodwill in the event the tax is not repealed. These assumptions are subject to change based on business conditions and the results of the impairment calculations could be significantly different if performed at a later date.

     In concluding that an impairment of our Mexican goodwill may arise if the tax is not repealed, we assumed that no proceeds will be received from our claim for compensation under NAFTA against the Mexican Government. Any recovery we receive from the resolution of this claim would reduce the amount of any impairment to be recognized. However, no assurance can be made that we will be successful in either asserting our claim or in recovering damages.

NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The Company is required to adopt SFAS 143 effective January 1, 2003. The adoption of SFAS 143 is not expected to have a significant effect on the Company's consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a significant effect on the Company's consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses financial accounting and reporting for obligations under certain guarantees. FIN 45 requires, among other things, that a guarantor recognize a liability for the fair value of an obligation undertaken in issuing a guarantee, under certain circumstances. The recognition and measurement provisions of FIN 45 are required to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a significant effect on the Company's consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements for SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the consolidated financial statements included elsewhere in this report.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"), which addresses the consolidation of variable interest entities as defined in the Interpretation. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of FIN 46 is not expected to have a material effect on the Company's consolidated financial statements.

FORWARD LOOKING STATEMENTS

     This Annual Report on Form 10-K contains or may contain forward-looking statements concerning the Company's financial position, business and future earnings and prospects, in addition to other statements using words such as anticipate, believe, plan, estimate, expect, intend and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies, energy costs and availability and changes in regulatory controls regarding quotas, tariffs, taxes and biotechnology issues; increased competitive and/or customer pressure in the corn-refining industry; the outbreak or continuation of hostilities; and stock market fluctuation and volatility. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of risk factors, see the Company's most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q or 8-K.

                              REPORT OF MANAGEMENT

     THE MANAGEMENT OF CORN PRODUCTS INTERNATIONAL, INC. is responsible for the financial and operating information contained in this Annual Report on Form 10-K, including the consolidated financial statements covered by the independent auditors' report. These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, informed estimates and judgements.

     The Company maintains systems of accounting, disclosure and internal control designed to provide reasonable assurance that assets are safeguarded against loss, and that transactions are executed and recorded properly so as to ensure that the financial records are reliable for preparing financial statements and that the financial statements and disclosures are accurately reported.

     Elements of these control systems include the establishment and communication of accounting and administrative policies and procedures, the selection and training of qualified personnel and a continuous program of internal audit.

     The Company's consolidated financial statements are reviewed by its Audit Committee, which is composed entirely of independent outside directors. This Committee meets regularly with management, the Company's internal auditors and with the independent auditors to review the scope and results of the annual audit and interim reviews, to discuss their evaluation of internal controls and the quality of financial reporting, and to carry out the Audit Committee's oversight role with respect to internal auditing, internal controls and financial reporting matters. Both the independent auditors and the internal auditors meet privately with, and have direct access to, the Audit Committee to discuss the results of their audits.

                                          James W. Ripley
                                          Chief Financial Officer

January 28, 2003

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Corn Products International, Inc.:

     We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as of January 1, 2001 and SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

                                          KPMG LLP

Chicago, Illinois
January 28, 2003

                       CORN PRODUCTS INTERNATIONAL, INC.

                  CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                       CORN PRODUCTS INTERNATIONAL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
                                                                (IN MILLIONS, EXCEPT
                                                                 PER SHARE AMOUNTS)
Net sales before shipping and handling costs................  $1,979   $2,034   $2,036
Less -- shipping and handling costs.........................     108      147      171
                                                              ------   ------   ------
Net sales...................................................   1,871    1,887    1,865
Cost of sales...............................................   1,604    1,588    1,559
                                                              ------   ------   ------
GROSS PROFIT................................................     267      299      306
                                                              ------   ------   ------
Selling, general and administrative costs...................     134      154      139
Special charges.............................................      --       --       20
Earnings from non-consolidated affiliates and other
  income....................................................     (20)     (21)      (9)
                                                              ------   ------   ------
                                                                 114      133      150
                                                              ------   ------   ------
OPERATING INCOME............................................     153      166      156
Financing costs -- net......................................      36       64       54
                                                              ------   ------   ------
Income before income taxes and minority interest............     117      102      102
Provision for income taxes..................................      42       36       36
Minority interest in earnings...............................      12        9       18
                                                              ------   ------   ------
NET INCOME..................................................  $   63   $   57   $   48
                                                              ======   ======   ======
Weighted average common shares outstanding:
  Basic.....................................................    35.6     35.3     35.3
  Diluted...................................................    35.7     35.5     35.3
Earnings per common share:
  Basic.....................................................  $ 1.78   $ 1.60   $ 1.35
  Diluted...................................................    1.77     1.60     1.35

              See notes to the consolidated financial statements.

                       CORN PRODUCTS INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  AS OF DECEMBER 31,
                                                              --------------------------
                                                                 2002           2001
                                                              -----------    -----------
                                                              (IN MILLIONS, EXCEPT SHARE
                                                                AND PER SHARE AMOUNTS)
                                         ASSETS
  CURRENT ASSETS
     Cash and cash equivalents..............................    $    36        $    65
     Accounts receivable -- net.............................        244            279
     Inventories............................................        194            201
     Prepaid expenses.......................................         11             10
                                                                -------        -------
  TOTAL CURRENT ASSETS......................................        485            555
                                                                -------        -------
  Property, plant and equipment, at cost
     Land...................................................         97             92
     Buildings..............................................        286            326
     Machinery and equipment................................      2,203          2,328
                                                                -------        -------
                                                                  2,586          2,746
     Less accumulated depreciation..........................     (1,432)        (1,453)
                                                                -------        -------
                                                                  1,154          1,293
  Goodwill and other intangible assets (less accumulated
     amortization of $27 and $26)...........................        280            283
  Deferred tax assets.......................................         33             20
  Investments...............................................         26             41
  Other assets..............................................         37             35
                                                                -------        -------
  TOTAL ASSETS..............................................    $ 2,015        $ 2,227
                                                                =======        =======
                          LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES
     Short-term borrowings and current portion of long-term
      debt..................................................    $    84        $   444
     Accounts payable.......................................        164            143
     Accrued liabilities....................................         99             88
                                                                -------        -------
  TOTAL CURRENT LIABILITIES.................................        347            675
                                                                -------        -------
  Non-current liabilities...................................         68             50
  Long-term debt............................................        516            312
  Deferred income taxes.....................................        163            186
  Minority interest in subsidiaries.........................         93            147
  STOCKHOLDERS' EQUITY
     Preferred stock -- authorized 25,000,000
      shares -- $0.01 par value, none issued................         --             --
     Common stock -- authorized 200,000,000 shares -- $0.01
      par value -- 37,659,887 issued at December 31, 2002
      and 2001..............................................          1              1
     Additional paid-in capital.............................      1,073          1,073
     Less: Treasury stock (common stock; 1,956,113 and
      2,253,578 shares in 2002 and 2001, respectively) at
      cost..................................................        (48)           (56)
     Deferred compensation -- restricted stock..............         (4)            (3)
     Accumulated other comprehensive loss...................       (418)          (333)
     Retained earnings......................................        224            175
                                                                -------        -------
  TOTAL STOCKHOLDERS' EQUITY................................        828            857
                                                                -------        -------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................    $ 2,015        $ 2,227
                                                                =======        =======

              See notes to the consolidated financial statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               2002     2001      2000
                                                              ------   -------   ------
                                                                    (IN MILLIONS)
NET INCOME..................................................   $ 63     $  57     $ 48
Other comprehensive income (loss):
  Gain (loss) on cash flow hedges:
     Cumulative effect of adoption of SFAS 133, net of
      income taxes of $8 million............................     --        14       --
     Unrealized gains (losses) on cash flow hedges, net of
      income tax effect of $2 million and $11 million,
      respectively..........................................     (4)      (21)      --
     Amount of (gains) losses on cash flow hedges
      reclassified to earnings, net of income tax effect of
      $8 million and $7 million, respectively...............     14       (13)      --
  Currency translation adjustment...........................    (94)     (130)     (63)
  Minimum pension liability, net of income tax effect.......     (1)       --       --
                                                               ----     -----     ----
COMPREHENSIVE LOSS..........................................   $(22)    $ (93)    $(15)
                                                               ====     =====     ====

              See notes to the consolidated financial statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                  ACCUMULATED
                                                          ADDITIONAL                                 OTHER
                                                 COMMON    PAID-IN     TREASURY     DEFERRED     COMPREHENSIVE   RETAINED
                                                 STOCK     CAPITAL      STOCK     COMPENSATION   INCOME (LOSS)   EARNINGS
                                                 ------   ----------   --------   ------------   -------------   --------
                                                                              (IN MILLIONS)
BALANCE, DECEMBER 31, 1999.....................    $1       $1,073       $(20)        $(2)           $(120)        $ 98
                                                   ==       ======       ====         ===            =====         ====
  Net income...................................                                                                      48
  Dividends declared...........................                                                                     (14)
  Issuance of restricted common stock as
    compensation...............................                             1          (1)
  Issuance of common stock in connection with
    acquisition................................                             3
  Purchase of treasury stock...................                           (44)
  Currency translation adjustment..............                                                        (63)
                                                   --       ------       ----         ---            -----         ----
BALANCE, DECEMBER 31, 2000.....................    $1       $1,073       $(60)        $(3)           $(183)        $132
                                                   ==       ======       ====         ===            =====         ====
  Net income...................................                                                                      57
  Dividends declared...........................                                                                     (14)
  Cumulative effect of adoption of SFAS 133,
    net of income taxes of $8 million..........                                                         14
  Unrealized gains (losses) on cash flow
    hedges, net of income tax effect of $11
    million....................................                                                        (21)
  Amount of (gains) losses on cash flow hedges
    reclassified to earnings, net of income tax
    effect of $7 million.......................                                                        (13)
  Issuance of common stock on exercise of stock
    options....................................                             4
  Currency translation adjustment..............                                                       (130)
                                                   --       ------       ----         ---            -----         ----
BALANCE, DECEMBER 31, 2001.....................    $1       $1,073       $(56)        $(3)           $(333)        $175
                                                   ==       ======       ====         ===            =====         ====
  Net income...................................                                                                      63
  Dividends declared...........................                                                                     (14)
  Unrealized gains (losses) on cash flow
    hedges, net of income tax effect of $2
    million....................................                                                         (4)
  Amount of (gains) losses on cash flow hedges
    reclassified to earnings, net of income tax
    effect of $8 million.......................                                                         14
  Issuance of common stock in connection with
    acquisition................................                             2
  Issuance of restricted common stock as
    compensation...............................                             2          (2)
  Amortization to compensation expense of
    restricted common stock....................                                         1
  Issuance of common stock on exercise of stock
    options....................................                             4
  Currency translation adjustment..............                                                        (94)
  Minimum pension liability, net of income tax
    effect.....................................                                                         (1)
                                                   --       ------       ----         ---            -----         ----
BALANCE, DECEMBER 31, 2002.....................    $1       $1,073       $(48)        $(4)           $(418)        $224
                                                   ==       ======       ====         ===            =====         ====

              See notes to the consolidated financial statements.

                       CORN PRODUCTS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2002     2001     2000
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
  Net income................................................  $  63    $  57    $  48
  Non-cash charges (credits) to net income:
     Depreciation and amortization..........................    103      127      135
     Deferred income taxes..................................     (6)       2       15
     Minority interest in earnings..........................     12        9       18
     Earnings from non-consolidated affiliates..............     (7)     (14)      (1)
     Gain on sale of business...............................     (8)      --       --
     Gain on dissolution of business........................     (3)      --       --
     Foreign currency transaction (gains) losses............     (1)       8       (1)
  Changes in trade working capital:
     Accounts receivable and prepaid expenses...............      9      (30)       3
     Inventories............................................     (6)      20      (12)
     Accounts payable and accrued liabilities...............     62       (6)       8
  Other.....................................................    (12)      (2)     (25)
                                                              -----    -----    -----
  Cash provided by operating activities.....................    206      171      188
                                                              -----    -----    -----
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
  Capital expenditures......................................    (78)     (94)    (143)
  Proceeds from disposal of plants and properties...........      1        2        1
  Proceeds from sale of business............................     35       --       --
  Proceeds from dissolution of business.....................     11       --       --
  Payments for acquisitions, net of cash acquired...........    (42)     (79)    (120)
                                                              -----    -----    -----
  Cash used for investing activities........................    (73)    (171)    (262)
                                                              -----    -----    -----
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
  Payments on debt..........................................   (407)     (83)    (135)
  Proceeds from borrowings..................................    263      129      267
  Dividends paid (including to minority interest
     shareholders)..........................................    (19)     (23)     (14)
  Issuance (repurchase) of common stock.....................      4        4      (44)
                                                              -----    -----    -----
  Cash (used for) provided by financing activities..........   (159)      27       74
                                                              -----    -----    -----
  Effects of foreign exchange rate changes on cash..........     (3)      (3)      --
                                                              -----    -----    -----
  Increase (decrease) in cash and cash equivalents..........    (29)      24       --
  Cash and cash equivalents, beginning of period............     65       41       41
                                                              -----    -----    -----
  Cash and cash equivalents, end of period..................  $  36    $  65    $  41
                                                              =====    =====    =====

              See notes to the consolidated financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE BUSINESS

     Corn Products International, Inc. (the "Company") was founded in 1906 and became an independent and public company as of December 31, 1997, after being spun off from CPC International Inc. ("CPC"). The Company operates domestically and internationally in one business segment, corn refining, and produces a wide variety of products.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation -- The consolidated financial statements consist of the accounts of the Company, including all significant subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

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

     Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the U.S. dollar, are translated at current exchange rates with the related translation adjustments reported in stockholders' equity as a component of accumulated other comprehensive income (loss). Income statement accounts are translated at the average exchange rate during the period. Where the U.S. dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2002, 2001 and 2000 the Company incurred foreign currency transaction (gains) losses of ($1 million), $8 million and ($1 million), respectively.

     Cash and cash equivalents -- Cash equivalents consist of all instruments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

     Inventories -- Inventories are stated at the lower of cost or net realizable value. Costs are determined using the first-in, first-out (FIFO) method.

     Investments -- Investments in the common stock of affiliated companies over which the Company does not exercise significant influence are accounted for under the cost method and are carried at cost or less. Investments that enable the Company to exercise significant influence, but do not represent a controlling interest, are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company's proportionate share of income or loss, less dividends received. The Company would recognize a loss on these investments when there is a loss in value of an investment which is other than a temporary decline.

     Property, plant and equipment and depreciation -- Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets, which range from 10 to 50 years for buildings and 3 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. If this review indicates that the carrying values will not be recovered, the carrying values would be reduced and an impairment loss would be recognized.

     Goodwill and other intangible assets -- Goodwill ($277 million at December 31, 2002) represents the excess of cost over fair value of net assets acquired. The Company also has a $3 million intangible asset related to the recognition of a minimum pension liability at December 31, 2002. The carrying amount of goodwill and other intangible assets by geographic segment as of December 31, 2002 was as follows:

                                                              (IN MILLIONS)
North America...............................................      $122
South America...............................................        21
Asia/Africa.................................................       137
                                                                  ----
Total.......................................................      $280
                                                                  ====

     Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual (or more frequent if impairment indicators arise) impairment assessment. Upon adoption of SFAS 142, the Company completed the transitional impairment test required by the statement. The Company has established December 31 as the date of its annual test for impairment of goodwill. Based upon the transitional and annual impairment tests completed during 2002, the Company concluded that the balance of goodwill is fully recoverable and no impairment loss was required to be recognized.

     The adoption of SFAS 142's provisions relating to goodwill amortization resulted in the Company discontinuing the amortization of goodwill beginning January 1, 2002. Prior to the adoption of SFAS 142, goodwill was amortized using the straight-line method over its estimated useful or legal life, not to exceed 40 years. On a pretax basis, the Company recorded goodwill amortization of $12 million in each of 2001 and 2000. On an after-tax basis, goodwill amortization was $8 million in both 2001 and 2000. The following table provides a comparison of the effects of adopting SFAS 142 for the years ended December 31, 2002, 2001 and 2000:

                                                                2002        2001        2000
                                                              --------    --------    --------
                                                              (IN MILLIONS, EXCEPT PER SHARE)
Net income.................................................    $  63       $  57       $  48
Add back: goodwill amortization (net of income taxes)......       --           8           8
                                                               -----       -----       -----
Adjusted net income........................................    $  63       $  65       $  56
                                                               =====       =====       =====
Diluted earnings per common share:
As reported earnings per share.............................    $1.77       $1.60       $1.35
Add back: goodwill amortization (net of income taxes)......       --        0.21        0.23
                                                               -----       -----       -----
Adjusted earnings per share................................    $1.77       $1.81       $1.58
                                                               =====       =====       =====

     Revenue recognition -- The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to customers. This generally occurs upon the date of shipment, except in the case of consigned inventories where title passes and the transfer of ownership risk occurs when the goods are used by the customer.

     Hedging instruments -- Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain

Hedging Activities, an Amendment of SFAS 133" ("SFAS 138"). SFAS 133 and 138 establish standards for recognition and measurement of derivatives and hedging activities and require that all derivative instruments be recorded on the balance sheet at their respective fair values. Upon adoption, the Company recorded a cumulative effect type credit of $14 million (net of income taxes of $8 million) to other comprehensive income (loss), to recognize at fair value all derivatives that were designated as hedges of variable cash flows of certain forecasted transactions. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not adjusted.

     The Company uses derivative financial instruments principally to offset exposure to market risks arising from changes in commodity prices and interest rates. Derivative financial instruments currently used by the Company consist of commodity futures contracts and interest rate swap agreements. The Company enters into futures contracts, which are designated as hedges of specific volumes of commodities (corn and natural gas) that will be purchased and processed in a future month. These readily marketable exchange-traded futures contracts are recognized in the Consolidated Balance Sheets at fair value. The Company has also entered into interest rate swap agreements to take advantage of the current interest rate environment by effectively converting the interest rate on certain fixed rate debt to a variable rate. The fair value of these interest rate swap agreements is recognized in the Consolidated Balance Sheet as an offset to the increase to the fair value of the hedged debt obligation.

     On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of variable cash flows to be paid related to certain forecasted purchases of corn or natural gas used in the manufacturing process ("a cash-flow hedge") or as a hedge of the fair value of certain fixed rate debt obligations ("a fair-value hedge"). This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. For all hedging relationships, the Company formally documents the hedging relationships and its risk-management objective and strategy for undertaking the hedge transactions, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This includes linking all derivatives that are designated as cash-flow or fair-value hedges to specific forecasted transactions or to specific assets and liabilities on the Consolidated Balance Sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

     Changes in the fair value of a futures contract that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, net of applicable income taxes, and recognized in the Consolidated Statement of Income when the finished goods produced using the hedged item are sold. The maximum term over which the Company hedges exposures to the variability of cash flows for commodity price risk is 12 months. Changes in the fair value of an interest rate swap agreement that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged debt obligation that is attributable to the hedged risk, are recorded in earnings. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a cash-flow hedge or a fair-value hedge is reported in earnings.

     The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows or fair value of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the Consolidated Balance Sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the Consolidated Balance Sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the Consolidated Balance Sheet and recognizes any changes in its fair value in earnings.

     Stock-based compensation -- The Company has a stock incentive plan that provides for stock-based employee compensation, including the granting of stock options and shares of restricted stock, to certain key employees. The plan is more fully described in Note 13. The Company accounts for the stock incentive plan in accordance with the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Under the Company's stock incentive plan, stock options are granted at exercise prices that equal the market value of the underlying common stock on the date of grant. Therefore, no compensation expense related to stock options is recorded in the Consolidated Statements of Income.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123. The following table illustrates the effect on net income and earnings per share if the fair-value-based recognition provisions of SFAS 123 had been applied to all outstanding and unvested awards in each period:

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                2002        2001        2000
                                                              --------    --------    --------
                                                              (IN MILLIONS, EXCEPT PER SHARE)
Net income, as reported....................................    $  63       $  57       $  48
Deduct: Total stock-based employee compensation expense
  determined under fair value based method for all awards,
  net of related tax effects...............................       (1)         (3)         (4)
                                                               -----       -----       -----
Pro forma net income.......................................    $  62       $  54       $  44
                                                               =====       =====       =====
Earnings per share:
Basic -- as reported.......................................    $1.78       $1.60       $1.35
Basic -- pro forma.........................................    $1.74       $1.52       $1.25
Diluted -- as reported.....................................    $1.77       $1.60       $1.35
Diluted -- pro forma.......................................    $1.73       $1.52       $1.25

     Earnings per common share -- Basic earnings per common share is computed by dividing net income by the weighted average number of shares outstanding, which totaled 35.6 million for 2002 and 35.3 million for 2001 and 2000. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding, including the dilutive effect of stock options outstanding. The weighted average number of shares outstanding for diluted EPS calculations were 35.7 million, 35.5 million and 35.3 million for 2002, 2001 and 2000, respectively. In 2002, 2001 and 2000, options to purchase 975,166, 1,001,666 and 1,829,366 shares of common stock, respectively, were excluded from the calculation of the weighted average number of shares outstanding for diluted EPS because their effects were anti-dilutive.

     Risks and uncertainties -- The Company operates domestically and internationally in one business segment. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The

Company insures its business and assets in each country against insurable risks in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that a loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. Additionally, the Company believes there is no significant concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results.

     Recently issued accounting standards -- In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting For Asset Retirement Obligations" ("SFAS 143"), which addresses accounting and reporting for asset retirement obligations. SFAS 143 will require the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company will also record a corresponding asset that will be depreciated over the life of the related asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not excepted to have a material effect on the Company's consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material effect of the Company's consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses financial accounting and reporting for obligations under certain guarantees. FIN 45 requires, among other things, that a guarantor recognize a liability for the fair value of an obligation undertaken in issuing a guarantee, under certain circumstances. The recognition and measurement provisions of FIN 45 are required to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a significant effect on the Company's consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"). This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"), which addresses the consolidation of variable interest entities as defined in the Interpretation. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of FIN 46 is not expected to have a material effect on the Company's consolidated financial statements.

NOTE 3 -- MEXICAN TAX ON BEVERAGES SWEETENED WITH HFCS

     On January 1, 2002, a discriminatory tax on soft drinks sweetened with high fructose corn syrup ("HFCS") approved by the Mexican Congress late in 2001, became effective. This tax was temporarily suspended on March 5, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for soft drinks in Mexico, the Company ceased production of HFCS 55 at its San Juan del Rio plant, one of its four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, the Company resumed the production and sale of HFCS in Mexico, although at levels below historical volumes. On July 12, 2002, the Mexican Supreme Court annulled the temporary suspension of the tax, thereby resuming the tax, and the Company curtailed the production of HFCS 55 at its San Juan del Rio plant. On December 10, 2002, the Mexican Congress declined to repeal the controversial tax on soft drinks sweetened with HFCS.

     The Company is disappointed with the Mexican Congress' decision to retain the imposition of the tax on soft drinks sweetened with HFCS. However, the Company continues to explore all options for resolving the situation and minimizing any potential long-term negative financial impact that might occur. The Company has engaged in discussions regarding the matter with both U.S. and Mexican government trade officials, and has received informal assurances from both sides that repeal of the tax is a condition precedent to resolving certain trade issues between the countries. These same officials have also implied that a resolution of these matters is expected in the near term. However, the Company cannot predict with any certainty whether these trade matters will ultimately be resolved, or the likelihood or timing of repeal of the tax on soft drinks sweetened with HFCS. In the meantime, the Company is attempting to mitigate the negative effects of the tax on HFCS demand in Mexico by exploring other markets for its HFCS production capability in and around Mexico. The Company is also continuing the restructuring of its Mexican operations in an effort to improve efficiency and reduce operating costs. The Company also initiated formal action to seek compensation for damage to its Mexican operations under the provisions of the North American Free Trade Agreement (NAFTA).

     On January 28, 2003, the Company notified the Government of Mexico of its intention to submit to arbitration a claim for compensation under the investment provisions of the NAFTA. The Company believes that the Government of Mexico has violated certain of its obligations with respect to foreign investors under the NAFTA, including those regarding non-discriminatory treatment and expropriations. The claim, which approximates $250 million, seeks compensation for the Company's costs for past and potential lost profits and other costs related to its operations in Mexico, as well as the Company's costs in pursuing resolution of this matter. The filing of the notice of intent is the first step in pursuing the resolution of an investment dispute. The NAFTA requires the Company to serve written notice of its intention to make a claim at least three months prior to submitting the claim to arbitration. Pursuant to the process, the Company and the Government of Mexico must continue to attempt to resolve the situation through consultation or negotiation during this period.

     Until there is a favorable resolution of the Mexican tax on soft drinks sweetened with HFCS, the Company expects that it will be unable to make any significant sales of HFCS to the soft drink industry in Mexico. Management continues to seek a permanent repeal of the tax and currently believes that the matter will ultimately be resolved through negotiations between the governments of the United States and Mexico. Until that occurs, however, the Company's operating results and cash flows will continue to be adversely affected by the Mexican tax on soft drinks sweetened with HFCS.

     The Company's ability to fully recover the carrying value of its long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with its Mexican operations, is dependent upon the generation of sufficient cash flows from the use or other disposition of these assets. The Company's ability to generate these cash flows will be significantly affected by a variety of factors, including the timing and permanence of any repeal of the tax on soft drinks sweetened with HFCS, the timing and extent of any recovery in the demand for HFCS by the Mexican soft drink industry, the extent to which alternative markets for HFCS develop in and around Mexico, the success of the Company's restructuring activities in Mexico, and the amount of proceeds received from the resolution of the Company's NAFTA claim against the Government of Mexico, if any, as well as by management's ability to develop and implement a successful long-term business strategy in Mexico. Based on long-term forecasts of operating results, management believes that the Company will generate sufficient cash flows from the use or other disposition of these long-term assets to fully recover their carrying values, and accordingly, no impairment of either goodwill or other long-term assets related to Mexico was recognized as of December 31, 2002. In developing its estimate of the cash flows that will be generated from the Company's Mexican operations, management has assumed that the tax on soft drinks sweetened with HFCS will be permanently repealed in the near future and that sales of HFCS to the Mexican soft drink industry will return to the levels realized prior to the imposition of the tax by the end of 2003. Under these assumptions about future HFCS sales in Mexico, the estimated fair value of the Company's Mexican business exceeds its carrying amount by approximately $90 million. In the event actual results differ from those assumed, the Company could be required to recognize an impairment of goodwill and property, plant and equipment, and the amount of such impairment could be material.

NOTE 4 -- ACQUISITIONS/DISPOSITION

     On February 5, 2002, the Company sold its interest in Enzyme Bio-Systems Ltd. of Beloit, Wisconsin ("EBS") for approximately $35 million in cash. The Company recorded a pretax gain from the sale of approximately $8 million, which is included in other income in the 2002 Consolidated Statement of Income.

     In October 1998, the Company entered into certain agreements to purchase its then 49 percent owned non-consolidated affiliate, Arancia S.A. de C.V. ("Arancia"), in a series of three transactions that would be completed over the next several years. In accordance with the agreements, on December 2, 1998 the Company completed the first in the series of transactions by acquiring a controlling interest in Arancia and began to consolidate this business in its financial statements. On January 18, 2000, the Company completed the second in the series of transactions by increasing its ownership in Arancia to 90 percent for consideration of $41 million, consisting of cash and common stock. On March 4, 2002, the Company increased its ownership in Arancia from 90 percent to 100 percent by paying $39 million in cash and issuing 70,000 shares of common stock valued at $2 million.

     During 2000, the Company completed a multi-step transaction that resulted in the acquisition of a controlling interest in Industrias de Maiz S.A. ("IMASA") of Argentina. As a result of the transaction, the Company has control of approximately 73 percent of its Southern Cone of South America businesses, which include IMASA, Productos de Maiz of Argentina, and its businesses in Chile and Uruguay. The Company paid $83 million in cash to acquire net assets with a fair value of $14 million, consisting of $124 million of assets and $110 million of liabilities. Goodwill of $69 million was recorded in connection with the transaction. The minority interest shareholders have the right to either: (i) require the Company to sell an amount of shares of the Southern Cone businesses back to the minority interest shareholders until the minority interest shareholders own 49.5 percent of the Southern Cone businesses; or (ii) require the Company to purchase the approximately 27 percent ownership interest in the Southern Cone businesses currently held by the minority interest shareholders. It is anticipated that the Company will purchase the shares from the minority interest shareholders in March 2003 at a cost of approximately $52 million.

     On January 5, 2001, the Company increased its ownership interest in Doosan Corn Products Korea, Inc. ("DCPK"), its consolidated Korean subsidiary, from 50 percent to 75 percent for $65 million in cash. The Company recorded $10 million of goodwill related to this purchase. The Company accounts for its Korean operations as a consolidated subsidiary as it has a controlling interest in DCPK. Beginning in 2005, the Company will have the option to acquire, and the minority interest shareholder will have the right to require the Company to acquire, the 25 percent ownership interest in DCPK currently held by the minority interest shareholder.

     On March 2, 2001, the Company acquired a controlling 60 percent interest in a small starch and sweetener company in Thailand. In 2002, the Company increased its ownership interest in this business to approximately 83 percent.

     All of the Company's acquisitions were accounted for under the purchase method. Had the acquisitions/disposition described above occurred at the beginning of the respective years, the effect on the Company's consolidated financial statements would not have been significant.

NOTE 5 -- JOINT MARKETING COMPANY

     On December 1, 2000, the Company and Minnesota Corn Processors, LLC ("MCP") consummated an operating agreement to form CornProductsMCP Sweeteners LLC ("CPMCP"), a joint marketing company that, effective January 1, 2001, began distributing throughout the United States sweeteners supplied from the Company and MCP. On July 11, 2002, MCP announced that it had signed a merger agreement with Archer-Daniels-Midland Company ("ADM"), whereby MCP would merge with a subsidiary of ADM. The consummation of the merger was subject to a number of conditions, including approval from the unit holders of MCP and various regulatory agencies. On September 5, 2002, the unit holders of MCP approved the proposed sale. Shortly thereafter, the United States Justice Department's Antitrust Division filed a lawsuit in U.S. District Court, formally blocking the proposed transaction, and simultaneously also filed a consent decree approving the sale if CPMCP was dissolved by December 31, 2002.

     On September 6, 2002, the Company was notified of MCP's desire to dissolve CPMCP effective December 31, 2002. On December 27, 2002 the Company and MCP agreed in principle to a plan of dissolution that would allow for the orderly wind up of CPMCP's activities. Under the terms of the plan of dissolution, MCP agreed to pay the Company an $11 million termination fee as required under the terms of the CPMCP Limited Liability Company Agreement between the Company and MCP dated December 1, 2000. This payment was received by the Company on December 31, 2002. In addition, the Company recorded an $8 million charge for its share of costs incurred relating to the dissolution. These expenses consist primarily of direct incremental costs incurred by CPMCP as a result of the dissolution, including expenses related to the termination of employees, early termination of leases, losses on the disposition of assets and other wind-down costs. The net non-recurring income of $3 million ($2 million after-tax, or $0.06 per diluted share) is included in other income in the 2002 Consolidated Statement of Income.

     Prior to the dissolution, CPMCP was owned equally by the Company and MCP through membership interests that provided each company with a 50 percent voting interest in CPMCP. Additionally, CPMCP's Board of Directors was composed of an equal number of representatives from both members. The Company accounted for its interest in CPMCP as a non-consolidated affiliate using the equity method of accounting.

     Both the Company and MCP owned and operated their respective production facilities and sold all U.S. production of certain designated sweeteners to CPMCP for exclusive distribution in the United States. Additionally, any designated sweetener production from the Company's operations in Canada and Mexico that was sold in the U.S. was distributed through CPMCP. Sales to CPMCP were made at predetermined market-related prices.

     Sales to CPMCP were recognized at the time title to the goods and all risks of ownership transferred to CPMCP. The Company eliminated 100 percent of the profit associated with sales to CPMCP until the risk of ownership and title to the product passed from CPMCP to its customers.

     The Company recorded its share of CPMCP's net earnings as earnings from a non-consolidated affiliate. The amount recorded represented the Company's allocated share of the net earnings of CPMCP, based upon the percentage of designated product volumes supplied to CPMCP by the Company as compared to the total designated product volumes supplied to CPMCP by the Company and the venture partner, MCP.

     The following table summarizes the Company's transactions with CPMCP for the periods indicated:

                                                              2002    2001
                                                              -----   -----
                                                              (IN MILLIONS)
Sales to CPMCP..............................................  $417    $416
Purchases from CPMCP........................................    30      23
Commission expense to CPMCP.................................     1       2
Fees and charges from CPMCP.................................    14      14
Receivables due from CPMCP at December 31...................    30      36
Payables due to CPMCP at December 31........................     2       3

     The Company believes the receivables due from CPMCP are fully recoverable.

     Summarized financial information for CPMCP is shown below:

                                                              AT DECEMBER 31,
                                                              ---------------
                                                              2002      2001
                                                              -----     -----
                                                               (IN MILLIONS)
Current assets..............................................   $68      $100
Non-current assets..........................................    --         3
                                                               ---      ----
Total assets................................................   $68      $103
                                                               ===      ====
Current liabilities.........................................   $53      $ 74
Total equity................................................    15        29
                                                               ---      ----
Total liabilities and equity................................   $68      $103
                                                               ===      ====

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              2002    2001
                                                              -----   -----
                                                              (IN MILLIONS)
Net sales...................................................  $849    $782
Gross profit................................................    22      38
Net income..................................................  $ 12    $ 27
                                                              ====    ====

NOTE 6 -- SPECIAL CHARGES

     One of the Company's continuing business strategies is to improve North American profitability. In order to remain competitive while improving margins, the Company implemented a restructuring plan in 2002 that included the termination of approximately 200 employees throughout the three North American countries in which it operates and the cancellation of certain lease obligations. In connection with this restructuring plan, the Company recorded charges of $4.3 million during the first quarter of 2002. Of this amount, approximately $3.5 million represented employee severance costs and related benefits and the balance represented provisions relating to the lease obligations. The charge of $4.3 million was classified in general and administrative expenses. As of December 31, 2002, all of the employee terminations under the restructuring plan were completed and the restructuring accrual was fully utilized.

     In 2000, the Company recorded a $20 million charge pertaining to a workforce reduction program and the write-off of nonproductive assets. The charges consisted of $17.5 million for severance, pension and other post-employment benefit costs associated with the workforce reduction and $2.5 million related to the write-off of certain capital projects. The workforce reduction program affected approximately 266 employees, 109 of whom were located in the United States. The workforce reduction principally affected employees in U.S. sales and business development, as well as employees in North America and South America manufacturing operations, and included the integration of the Southern Cone sales and administrative functions following the IMASA acquisition. As of December 31, 2000, all 266 of the employees affected by the workforce reduction program had terminated employment with the Company and the Company had utilized the entire $20 million accrual.

NOTE 7 -- FINANCIAL INSTRUMENTS, DERIVATIVES AND HEDGING ACTIVITIES

Fair value of financial instruments:

     The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. The fair value of the Company's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities. Based on market quotes of the yields at which the Company could issue debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long-term debt, at December 31, 2002 and 2001, was $552 million and $594 million, respectively.

Derivatives:

     The Company uses derivative financial instruments primarily to manage the exposure to price risk related to corn and natural gas purchases used in the manufacturing process and to manage its exposure to changes in interest rates on outstanding debt instruments. The Company generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed in a future month, and hedging the exposure related to changes in the fair value of outstanding fixed-rate debt instruments. The Company occasionally hedges commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. The Company does not speculate using derivative instruments.

     The derivative financial instruments that the Company uses in its management of commodity-price risk consist of open futures contracts and options traded through regulated commodity exchanges. The derivative financial instruments that the Company uses in its management of interest rate risk consist of interest rate swap agreements. By using derivative financial instruments to hedge exposures to changes in commodity prices and interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty will fail to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions only with investment grade counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in commodity prices or interest rates. The market risk associated with commodity-price and interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

     The Company maintains a commodity-price risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. For example, the manufacturing of the Company's products requires a significant volume of corn and natural gas. Price fluctuations in corn and natural gas cause market values of corn inventory to differ from its cost and the actual purchase price of corn and natural gas to differ from anticipated prices.

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

     Unrealized gains and losses associated with marking the corn and natural gas futures and option contracts to market are recorded as a component of other comprehensive income (loss) and included in the stockholders' equity section of the Consolidated Balance Sheets as part of accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the month in which the related corn or natural gas is used or in the month a hedge is determined to be ineffective.

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

     The Company assesses its exposure to variability in interest rates by continually identifying and monitoring changes in interest rates that may adversely impact future cash flows and the fair value of existing debt instruments, and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company's outstanding and forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including sensitivity analysis, to estimate the expected impact of changes in interest rates on the fair value of the Company's outstanding and forecasted debt instruments.

     The Company uses a combination of fixed and variable rate debt to finance its operations. The debt obligations with fixed cash flows expose the Company to variability in the fair value of outstanding debt instruments due to changes in interest rates. The Company has entered into interest rate swap agreements that effectively convert the interest rate on certain fixed-rate debt to a variable rate. These swaps call for the Company to receive interest at a fixed rate and to pay interest at a variable rate, thereby creating the equivalent of variable-rate debt.

     The Company has designated the interest rate swap agreements as hedges of the changes in fair value of the fixed-rate debt obligation attributable to changes in interest rates. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability in the fair value of outstanding fixed-rate, long-term debt obligations are reported in earnings. These amounts offset the gain or loss (that is, the change in fair value) of the hedged fixed-rate debt instrument that is attributable to changes in interest rates (that is, the hedged risk) which is reflected as an adjustment to the carrying amount of the fixed-rate debt obligation and also recognized currently in earnings. The net gain or loss recognized in earnings during 2002 representing the amount of the hedges' ineffectiveness and the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness was not significant.

     At December 31, 2002, the Company's accumulated other comprehensive income
(loss) account included $10 million of unrealized losses, net of a $4 million tax benefit, related to derivative instruments that hedge the anticipated cash flows from future transactions, which are expected to be recognized in earnings within the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives losses to earnings include the sale of finished goods inventory that includes previously hedged purchases of raw corn. There were no cash flow hedges discontinued during the year.

NOTE 8 -- FINANCING ARRANGEMENTS

     The Company had total debt outstanding of $600 million and $756 million at December 31, 2002 and 2001, respectively. Short-term borrowings at December 31, 2002 consist primarily of amounts outstanding under various unsecured local country operating lines of credit.

     Short-term borrowings consist of the following at December 31:

                                                              2002    2001
                                                              -----   -----
                                                              (IN MILLIONS)
Borrowings in various currencies (at rates of
  2.5% -- 26.5%)............................................   $72    $154
Current portion of long-term debt...........................    12     290
                                                               ---    ----
  Total short-term borrowings...............................   $84    $444
                                                               ===    ====

     On October 15, 2002, the Company entered into a new three-year $125 million revolving credit agreement (the "Revolving Credit Agreement"). The Revolving Credit Agreement replaced the Company's previously existing $340 million revolving credit agreement, which has been terminated. In 1999, the Company filed a shelf registration with the Securities and Exchange Commission for borrowings of up to $600 million and issued $200 million of 8.45 percent senior notes thereunder. In 2002, the Company issued a total of $255 million of five-year 8.25 percent senior notes under the shelf registration. The Company can issue an additional $145 million of debt under the shelf registration.

     Long-term debt consists of the following at December 31:

                                                              2002    2001
                                                              -----   -----
                                                              (IN MILLIONS)
U.S. revolving credit facility borrowings, due 2005
  (interest at 2.33% in 2001)...............................  $ --    $277
8.45% senior notes, due 2009................................   198     200
8.25% senior notes, due 2007................................   253      --
Korean term loans, due 2003 -- 2004, (at rates of
  5.5% -- 9.1%).............................................    51      62
Canadian term loans, due 2005 (at rates of 4.3% -- 4.4%)....    25      57
Others, due in varying amounts through 2008, fixed and
  floating interest rates ranging from 5.9% -- 7.4%.........     1       6
                                                              ----    ----
  Total.....................................................  $528    $602
                                                              ----    ----
Less current maturities.....................................    12     290
                                                              ----    ----
  Long-term debt............................................  $516    $312
                                                              ====    ====

     Maturities of long-term debt are $12 million in 2003, $46 million in 2004, $19 million in 2005, nil in 2006, $255 million in 2007 and $200 million thereafter.

     On March 14, 2002, the Company entered into interest rate swap agreements to take advantage of the current interest rate environment by effectively converting the interest rate associated with the Company's 8.45 percent $200 million senior notes due 2009 to a variable rate. These agreements involve the exchange of fixed rate payments (at 8.45 percent) for variable rate payments on $200 million of notional principal without the exchange of the underlying face amount. Under the terms of the agreements, the Company receives fixed rate payments and makes variable rate payments based on the six-month U.S. dollar LIBOR rate plus a spread. The fair value of these interest rate swap agreements at December 31, 2002 ($27 million) is reflected in the Consolidated Balance Sheet as an offset to the increase in the fair value of the hedged debt obligation. Interest rate differentials to be paid or received under these agreements are recognized as adjustments to interest expense using the accrual method. The Company does not hold or issue interest rate swap agreements for trading purposes.

NOTE 9 -- LEASES

     The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense under operating leases was $21.9 million, $21.1 million and $20.4 million in 2002, 2001 and 2000, respectively. Minimum lease payments due on leases existing at December 31, 2002 are shown below:

YEAR                                                          MINIMUM LEASE PAYMENT
----                                                          ---------------------
                                                                  (IN MILLIONS)
2003........................................................          $16.5
2004........................................................           11.7
2005........................................................            9.7
2006........................................................            8.2
2007........................................................            7.9
Balance thereafter..........................................           19.4

NOTE 10 -- INCOME TAXES

     The components of income before income taxes and the provision for income taxes are shown below:

                                                              2002   2001   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Income (loss) before income taxes:
  United States.............................................  $ 22   $ (9)  $(10)
  Outside the United States.................................    95    111    112
                                                              ----   ----   ----
     Total..................................................  $117   $102   $102
                                                              ----   ----   ----
Provision for income taxes:
Current tax expense
  U.S. federal..............................................  $ 10   $  2   $  1
  State and local...........................................     4      2      1
  Foreign...................................................    34     30     19
                                                              ----   ----   ----
     Total current..........................................  $ 48   $ 34   $ 21
                                                              ----   ----   ----
Deferred tax expense (benefit)
  U.S. federal..............................................  $ (8)  $ (6)  $ (4)
  State and local...........................................    (1)    (1)    (1)
  Foreign...................................................     3      9     20
                                                              ----   ----   ----
     Total deferred.........................................  $ (6)  $  2   $ 15
                                                              ----   ----   ----
Total provision.............................................  $ 42   $ 36   $ 36
                                                              ====   ====   ====

     Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2002 and 2001, are attributable to:

                                                              2002    2001
                                                              -----   -----
                                                              (IN MILLIONS)
Deferred tax liabilities attributable to:
     Plants and properties..................................  $163    $186
     Other..................................................    --      13
                                                              ----    ----
  Total gross deferred tax liabilities......................   163     199
                                                              ----    ----
Deferred tax assets attributable to:
     Employee benefit reserves..............................    12      14
     Pensions...............................................     4       3
     Hedging/derivative contracts...........................     6      11
     Other..................................................    19      13
                                                              ----    ----
  Total gross deferred tax assets...........................    41      41
                                                              ----    ----
  Valuation allowance.......................................    (8)     (8)
                                                              ----    ----
  Net deferred tax assets...................................    33      33
                                                              ----    ----
Total net deferred tax liabilities..........................  $130    $166
                                                              ====    ====

     The Company maintained a valuation allowance of $8 million at December 31, 2002 and 2001, as it is management's belief that it is more likely than not that certain foreign net operating loss carry forwards and tax credits will not be fully utilized to offset taxable income before they expire.

     A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                                              2002   2001   2000
                                                              ----   ----   ----
Provision for tax at U.S. statutory rate....................  35.0%  35.0%  35.0%
Taxes related to foreign income.............................   0.3   (0.1)  (2.2)
State and local taxes -- net................................   1.5    0.4    1.8
Nondeductible goodwill......................................    --    1.0    1.1
Tax credits.................................................  (1.3)  (1.0)    --
Other items -- net..........................................   0.5   (0.3)  (0.7)
                                                              ----   ----   ----
Provision at effective tax rate.............................  36.0%  35.0%  35.0%
                                                              ====   ====   ====

     Provisions are made for estimated U.S. and foreign income taxes, less credits that may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $420 million of undistributed earnings of foreign subsidiaries at December 31, 2002, as such amounts are considered permanently reinvested.

NOTE 11 -- BENEFIT PLANS

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

     Pension plans -- Net pension cost (income) consisted of the following for the years ended December 31, 2002, 2001 and 2000:

                                                     U.S. PLANS         NON-U.S. PLANS
                                                 ------------------   ------------------
                                                 2002   2001   2000   2002   2001   2000
                                                 ----   ----   ----   ----   ----   ----
                                                              (IN MILLIONS)
Service cost...................................  $ 2    $ 2    $ 2    $ 1    $ 2    $ 1
Interest cost..................................    3      4      4      4      3      3
Expected return on plan assets.................   (3)    (5)    (6)    (4)    (4)    (4)
Credit due to salaried voluntary severance
  program......................................   --     --     (2)    --     --     --
                                                 ---    ---    ---    ---    ---    ---
Net pension cost...............................  $ 2    $ 1    $(2)   $ 1    $ 1    $--
                                                 ===    ===    ===    ===    ===    ===

     The changes in benefit obligations and plan assets during 2002 and 2001, as well as the funded status and the amounts recognized in the Company's consolidated balance sheets related to the Company's pension plans at December 31, 2002 and 2001, were as follows:

                                                                           NON-U.S.
                                                            U.S. PLANS       PLANS
                                                            -----------   -----------
                                                            2002   2001   2002   2001
                                                            ----   ----   ----   ----
                                                                  (IN MILLIONS)
Benefit obligation
  At January 1............................................  $ 53   $ 52   $55    $55
  Service cost............................................     2      2     1      2
  Interest cost...........................................     3      4     4      3
  Benefits paid...........................................    (5)    (1)   (2)    (2)
  Actuarial (gain) loss...................................    (3)     4     1     --
  Settlements.............................................    --     (9)   --     --
  Amendments..............................................    --      1    --     --
  Foreign currency translation............................    --     --     1     (3)
                                                            ----   ----   ---    ---
Benefit obligation at December 31.........................  $ 50   $ 53   $60    $55
                                                            ====   ====   ===    ===
Fair value of plan assets
  At January 1............................................  $ 42   $ 55   $52    $56
  Actual return on plan assets............................    (2)    (4)   (1)     1
  Employer contributions..................................    --      1     2      1
  Benefits paid...........................................    (5)   (10)   (2)    (3)
  Foreign currency translation............................    --     --     1     (3)
                                                            ----   ----   ---    ---
Fair value of plan assets at December 31..................  $ 35   $ 42   $52    $52
                                                            ====   ====   ===    ===
Funded status.............................................  $(15)  $(11)  $(8)   $(3)
  Unrecognized net actuarial loss (gain)..................    --     (3)   13      7
  Unrecognized prior service cost.........................     3      4     1      1
                                                            ----   ----   ---    ---
Net prepaid pension asset (liability).....................  $(12)  $(10)  $ 6    $ 5
                                                            ====   ====   ===    ===

     The above information includes cost and funded status data related to the Company's nonqualified pension plans. For these nonqualified plans, the projected benefit obligation exceeded the fair value of plan assets by $6 million and $4 million as of December 31, 2002 and December 31, 2001, respectively. Also, the accumulated benefit obligation exceeded the fair value of these plan assets by $5 million as of December 31, 2002 and $4 million as of December 31, 2001. For qualified plans in the U.S., the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $8 million and by $10 million, respectively, as of December 31, 2002. As of December 31, 2001, the projected benefit obligation and accumulated benefit obligation for these same plans exceeded the fair value of plan assets by $7 million and $4 million, respectively. The Company recognized an additional minimum liability of $4 million at December 31, 2002 related to an under-funded plan. In connection with the recognition of this minimum liability, the Company recorded an intangible asset of $3 million and a charge to other comprehensive income of $1.0 million ($0.6 million, net of deferred income taxes of $0.4 million). The minimum pension liability will change from year to year as a result of revisions to actuarial assumptions, experience gains or losses and settlement rate changes.

     The following weighted average assumptions were used to determine the Company's obligations under the pension plans:

                                                U.S. PLANS          NON-U.S. PLANS
                                            -------------------   ------------------
                                            2002    2001   2000   2002   2001   2000
                                            -----   ----   ----   ----   ----   ----
Discount rate.............................  6.75%   7.5%   8.0%   6.5%   6.5%   6.5%
Rate of compensation increase.............  3.75%   4.5%   5.0%   4.5%   4.5%   4.5%
Expected return on plan assets............  8.25%   9.0%   9.5%   8.5%   8.5%   8.5%
                                            =====   ====   ====   ====   ====   ====

     The Company and certain of its subsidiaries also maintain defined contribution plans. The Company makes matching contributions to these plans based on a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $4.3 million, $5.5 million and $5.6 million in 2002, 2001 and 2000, respectively.

     Postretirement benefit plans -- Net postretirement benefit costs consisted of the following for the years ended December 31, 2002, 2001 and 2000:

                                                              2002   2001   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Service cost................................................   $1     $1     $1
Interest cost...............................................    2      2      1
Curtailment gain on divestiture of Enzyme Bio-Systems.......   (1)    --     --
Charge related to voluntary separation program..............   --     --      2
                                                               --     --     --
Net postretirement benefit costs............................   $2     $3     $4
                                                               ==     ==     ==

     The Company's postretirement benefit plans currently are not funded. The changes in the benefit obligations of the plans during 2002 and 2001, and the amounts recognized in the Company's consolidated balance sheets at December 31, 2002 and 2001, were as follows:

                                                              2002    2001
                                                              -----   -----
                                                              (IN MILLIONS)
Accumulated postretirement benefit obligation
  At January 1..............................................   $29     $26
  Service cost..............................................     1       1
  Interest cost.............................................     2       2
  Actuarial (gain) loss.....................................     1      (1)
  Benefits paid.............................................    (1)     --
  Amendments................................................    --       1
  Curtailments..............................................    (1)     --
                                                               ---     ---
  Benefit obligation at December 31.........................   $31     $29
  Unrecognized net actuarial (loss) gain....................    (3)      2
  Unrecognized prior service cost...........................     1      (2)
                                                               ---     ---
Accrued postretirement benefit costs........................   $29     $29
                                                               ===     ===

     In measuring the postretirement benefit obligation, the Company assumed an increase in the per capita cost of healthcare benefits of 10 percent for 2002 and 9 percent for 2001, declining to 5 percent by the year 2012 and remaining at that level thereafter. An increase in the assumed healthcare cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation at December 31, 2002 by $3 million, while a decrease in the rate of 1 percentage point would decrease the obligation by $3 million, with a corresponding effect on the service and interest cost components of the net periodic postretirement benefit cost for the year then ended of $0.4 million. The accumulated postretirement benefit obligation for U.S. plans was determined using an assumed discount rate of 6.75 percent and 7.5 percent at December 31, 2002 and 2001, respectively. The accumulated postretirement benefit obligation at December 31, 2002 and 2001, for Canadian plans was determined using an assumed discount rate of 6.5 percent.

NOTE 12 -- SUPPLEMENTARY INFORMATION

     Balance Sheet -- Supplementary information is set forth below:

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               2002      2001
                                                              ------    ------
                                                               (IN MILLIONS)
Accounts receivable -- net:
  Accounts receivable -- trade..............................   $193      $234
  Accounts receivable -- other..............................     59        52
  Allowance for doubtful accounts...........................     (8)       (7)
                                                               ----      ----
  Total accounts receivable -- net..........................   $244      $279
                                                               ====      ====
Inventories:
  Finished and in process...................................   $ 89      $ 91
  Raw materials.............................................     76        75
  Manufacturing supplies....................................     29        35
                                                               ----      ----
  Total inventories.........................................   $194      $201
                                                               ====      ====
Accrued liabilities:
  Compensation expenses.....................................   $ 19      $ 11
  Dividends payable.........................................      4         4
  Accrued interest..........................................     18         8
  Accrued income taxes......................................     15        14
  Taxes payable other than income taxes.....................     20        14
  Other.....................................................     23        37
                                                               ----      ----
  Total accrued liabilities.................................   $ 99      $ 88
                                                               ====      ====
Non-current liabilities:
  Employees' pension, indemnity, retirement, and other......   $ 67      $ 48
  Other non-current liabilities.............................      1         2
                                                               ----      ----
  Total non-current liabilities.............................   $ 68      $ 50
                                                               ====      ====

     Income Statement -- Supplementary information is set forth below:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Earnings from non-consolidated affiliates and other income:
  Earnings from non-consolidated affiliates.................  $ 7    $14    $ 3
  Gain from sale of EBS.....................................    8     --     --
  Gain from dissolution of CPMCP............................    3     --     --
  Gain from cancellation of long-term obligation............   --      3     --
  Other.....................................................    2      4      6
                                                              ---    ---    ---
  Total earnings from non-consolidated affiliates and other
     income.................................................  $20    $21    $ 9
                                                              ===    ===    ===
Financing costs:
  Interest expense..........................................  $39    $59    $59
  Interest income...........................................   (2)    (3)    (4)
  Foreign currency transaction losses (gains)...............   (1)     8     (1)
                                                              ---    ---    ---
  Financing costs -- net....................................  $36    $64    $54
                                                              ===    ===    ===

     Statements of Cash Flow -- Supplementary information is set forth below:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
                                                                (IN MILLIONS)
Interest paid...............................................  $29    $62    $70
Income taxes paid...........................................   47     30     34

NOTE 13 -- STOCKHOLDERS' EQUITY

Preferred stock and stockholders' rights plan:

     The Company has authorized 25 million shares of $0.01 par value preferred stock, of which 1 million shares were designated as Series A Junior Participating Preferred Stock for the stockholders' rights plan. Under this plan, each share of the Company's common stock carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if a person or group acquires or announces a tender offer that would result in the acquisition of 15 percent or more of the Company's common stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a stockholder holding at least 15 percent of the Company's outstanding voting securities, each full right will entitle a holder to buy a number of the acquiring company's shares having a value of twice the exercise price of the right. Alternatively, if a 15 percent stockholder engages in certain self-dealing transactions or acquires the Company in such a manner that Corn Products International, Inc. and its common stock survive, or if any person acquires 15 percent or more of the Company's common stock, except pursuant to an offer for all shares at a fair price, each full right not owned by a stockholder holding at least 15 percent of the Company's outstanding voting securities may be exercised for Corn Products International, Inc. common stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 15 percent or more of its voting securities. Unless redeemed earlier, the rights will expire on December 31, 2007.

Treasury Stock:

     During 2002, the Company issued, from treasury, 70,000 restricted common shares and 176,812 common shares upon the exercise of stock options under the stock incentive plan. During 2001, the Company issued, from treasury, 19,930 restricted common shares and 141,310 common shares upon the exercise of stock options under the stock incentive plan. Also, in connection with the Arancia acquisition, the Company issued from treasury 70,000 common shares and 78,794 common shares in 2002 and 2000, respectively.

     The Company retired 19,126, 22,905 and 18,335 shares of its common stock to treasury during 2002, 2001 and 2000, respectively, by both repurchasing shares from employees under the stock incentive plan and through the cancellation of forfeited restricted stock. The Company repurchased shares from employees at average purchase prices of $29.75, $27.92 and $23.10, or fair value at the date of purchase, during 2002, 2001 and 2000, respectively. Additionally, in 2000 the Company purchased, on the open market, 1,865,400 shares of its common stock at an average purchase price of $23.91 per share. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

     On January 21, 2000, the Company's Board of Directors authorized an increase in the stock repurchase program from the previously authorized 2 million shares to 6 million shares of common stock over a five-year period. At both December 31, 2002 and 2001, 2,549,650 shares had been repurchased under this program at a total cost of approximately $64 million.

     Set forth below is a reconciliation of common stock share activity for the years ended December 31, 2000, 2001 and 2002.

                                                            SHARES OF COMMON STOCK
                                                    ---------------------------------------
                                                    ISSUED   HELD IN TREASURY   OUTSTANDING
                                                    ------   ----------------   -----------
                                                                (IN THOUSANDS)
Balance at December 31, 1999......................  37,660          703           36,957
  Issuance in connection with acquisition.........      --          (79)              79
  Issuance of restricted stock as compensation....      --         (100)             100
  Stock options exercised.........................      --          (17)              17
  Purchase/acquisition of treasury stock..........      --        1,884           (1,884)
                                                    ------        -----           ------
Balance at December 31, 2000......................  37,660        2,391           35,269
  Issuance of restricted stock as compensation....      --          (19)              19
  Stock options exercised.........................      --         (141)             141
  Purchase/acquisition of treasury stock..........      --           23              (23)
                                                    ------        -----           ------
Balance at December 31, 2001......................  37,660        2,254           35,406
  Issuance in connection with acquisition.........      --          (70)              70
  Issuance of restricted stock as compensation....      --          (70)              70
  Stock options exercised.........................      --         (177)             177
  Purchase/acquisition of treasury stock..........      --           19              (19)
                                                    ------        -----           ------
Balance at December 31, 2002......................  37,660        1,956           35,704
                                                    ======        =====           ======

Stock Incentive Plan:

     The Company has established a stock incentive plan for certain key employees. In addition, following the spin-off from CPC, all existing CPC stock options held by Company employees were converted to stock options to acquire Corn Products International, Inc. common stock. These stock options retained their original vesting schedules and expiration dates. The Company granted additional nonqualified options to purchase 523,400, 546,300 and 805,500 shares of the Company's common stock during 2002, 2001 and 2000, respectively. These options are exercisable upon vesting, which occurs in 50 percent increments at the one and two-year anniversary dates of the date of grant. As of December 31, 2002, certain of these nonqualified options have been forfeited due to the termination of employees.

     In addition to stock options, the Company awards shares of restricted stock to certain key employees. The cost of these awards is being amortized to expense over the applicable restriction periods.

     The Company accounts for stock-based compensation using the intrinsic value method. Pro forma disclosures of net income and earnings per share, assuming the fair value method was used to account for stock options under SFAS 123, are provided in Note 2 of these notes to the consolidated financial statements in the section entitled "Stock-based compensation". For purposes of making the pro forma disclosure, the estimated fair market value of stock option awards is amortized to expense over the applicable vesting period. The fair value of the stock option awards was estimated at the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 3.82 percent, 5.88 percent and 5.98 percent in 2002, 2001 and 2000; volatility factor of 1.54 percent, 1.42 percent and 8.28 percent in 2002, 2001 and 2000; and a weighted average expected life of the awards of 6.92 years, 7.4 years and 7.84 years in 2002, 2001 and 2000. A dividend yield of 1.32 percent, 1.13 percent and 1.38 percent was assumed for 2002, 2001 and 2000, respectively.

     The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

     A summary of stock option and restricted stock transactions for the last three years follows:

                                                                       WEIGHTED       SHARES OF
                                 STOCK OPTION     STOCK OPTION         AVERAGE        RESTRICTED
                                    SHARES        PRICE RANGE       EXERCISE PRICE      STOCK
                                 ------------   ----------------   ----------------   ----------
                                                      (SHARES IN THOUSANDS)
Outstanding at January 1,
  2000.........................     1,878       $13.06 to $32.31        $28.72           154
  Granted......................       806         22.75 to 27.41         25.39            93
  Exercised/vested.............       (17)        20.76 to 22.55         21.47           (46)
  Cancelled....................      (114)        26.87 to 32.31         28.89            (7)
                                 ------------                                         ----------
Outstanding at December 31,
  2000.........................     2,553         13.06 to 32.31         27.71           194
  Granted......................       546         27.78 to 32.31         28.71            26
  Exercised/vested.............      (141)        13.06 to 32.31         25.40           (31)
  Cancelled....................       (54)        22.75 to 32.31         27.55           (19)
                                 ------------                                         ----------
Outstanding at December 31,
  2001.........................     2,904         13.90 to 32.31         28.05           170
  Granted......................       523         28.65 to 33.13         28.80            70
  Exercised/vested.............      (177)        15.00 to 32.31         25.30           (16)
  Cancelled....................      (100)        15.00 to 32.31         27.59            (6)
                                 ------------                                         ----------
Outstanding at December 31,
  2002.........................     3,150       $13.90 to $33.13        $28.35           218
                                 ============                                         ==========

     The following table summarizes information about stock options outstanding at December 31, 2002:

                                                WEIGHTED     AVERAGE                    WEIGHTED
                                                AVERAGE     REMAINING                   AVERAGE
                                    OPTIONS     EXERCISE   CONTRACTUAL      OPTIONS     EXERCISE
RANGE OF EXERCISE PRICES          OUTSTANDING    PRICE     LIFE (YEARS)   EXERCISABLE    PRICE
------------------------          -----------   --------   ------------   -----------   --------
                                                      (SHARES IN THOUSANDS)
$13.90 to 16.5650...............        60       $15.49        1.9              60       $15.49
16.5651 to 23.1910..............       381        22.15        6.1             381        22.15
23.1911 to 26.5040..............       107        24.03        4.1             107        24.03
26.5041 to 29.8170..............     1,627        28.17        8.2             881        27.69
29.8171 to 33.1300..............       975        32.33        5.1             957        32.31
                                     -----       ------        ---           -----       ------
                                     3,150       $28.35        6.7           2,386       $28.19
                                     =====       ======        ===           =====       ======

     The number of options exercisable at December 31, 2002 and 2001 was 2.4 million and 2.02 million, respectively. The weighted average fair value of options granted during 2002, 2001, and 2000 was $4.17, $7.72 and $7.05, respectively.

NOTE 14 -- SEGMENT INFORMATION

     The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and, prior to the December 2002 dissolution of CPMCP, its then non-consolidated equity interest in that entity. This region also included EBS until it was sold in February 2002. The Company's South America operations include corn-refining businesses in Brazil, Argentina, Colombia, Chile, Ecuador and Uruguay. The Company's Asia/Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia, Thailand and Kenya. Certain operating expenses that had previously been reflected in North America operating income are now classified as corporate expenses. Prior years' information has been reclassified to conform to the current year presentation.

                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Net sales to unaffiliated customers (a):
  North America............................................  $1,219   $1,212   $1,157
  South America............................................     401      440      460
  Asia/Africa..............................................     251      235      248
                                                             ------   ------   ------
  Total....................................................  $1,871   $1,887   $1,865
                                                             ======   ======   ======
Operating income (b):
  North America............................................  $   56   $   65   $   77
  South America............................................      58       68       61
  Asia/Africa..............................................      54       45       54
  Corporate................................................     (23)     (17)     (16)
  Non-recurring earnings...................................       8        5       --
  Special charges..........................................      --       --      (20)
                                                             ------   ------   ------
  Total....................................................  $  153   $  166   $  156
                                                             ======   ======   ======
Total assets (c):
  North America............................................  $1,316   $1,430   $1,396
  South America............................................     360      489      647
  Asia/Africa..............................................     339      308      296
                                                             ------   ------   ------
  Total....................................................  $2,015   $2,227   $2,339
                                                             ======   ======   ======
Depreciation and amortization:
  North America............................................  $   80   $   87   $   93
  South America............................................      17       28       29
  Asia/Africa..............................................       6       12       13
                                                             ------   ------   ------
  Total....................................................  $  103   $  127   $  135
                                                             ======   ======   ======
Capital expenditures:
  North America............................................  $   41   $   52   $  104
  South America............................................      16       28       28
  Asia/Africa..............................................      21       14       11
                                                             ------   ------   ------
  Total....................................................  $   78   $   94   $  143
                                                             ======   ======   ======

---------------

Notes:

(a) Sales between segments for each of the periods presented are insignificant and therefore are not presented.

(b) Includes earnings from non-consolidated affiliates accounted for under the equity method as follows: North America -- $6 million and $13 million in 2002 and 2001, respectively; South America -- $1 million in each of 2002, 2001 and 2000.

(c) Includes investments in non-consolidated affiliates accounted for under the equity method as follows: North America -- $13 million at December 31, 2001; South America -- $3 million at December 31, 2002, $4 million at December 31, 2001 and $3 million at December 31, 2000.

     The following table presents net sales to unaffiliated customers by country of origin for the last three years:

                                                                    NET SALES
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
United States..............................................  $  605   $  599   $  629
Mexico.....................................................     332      390      359
Canada.....................................................     281      224      169
Brazil.....................................................     195      200      256
Korea......................................................     162      155      172
Argentina..................................................      63      100       95
Others.....................................................     233      219      185
                                                             ------   ------   ------
Total......................................................  $1,871   $1,887   $1,865
                                                             ======   ======   ======

     The following table presents long-lived assets by country at December 31:

                                                                LONG-LIVED ASSETS
                                                             ------------------------
                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
United States..............................................  $  406   $  434   $  446
Mexico.....................................................     433      457      464
Canada.....................................................     147      151      163
Brazil.....................................................      88      131      145
Korea......................................................     210      186      188
Argentina..................................................      67      135      242
Others.....................................................     146      158      134
                                                             ------   ------   ------
Total......................................................  $1,497   $1,652   $1,782
                                                             ======   ======   ======

                       SUPPLEMENTAL FINANCIAL INFORMATION

UNAUDITED QUARTERLY FINANCIAL DATA

     Summarized quarterly financial data is as follows:

                                                      1ST QTR    2ND QTR    3RD QTR    4TH QTR
                                                      --------   --------   --------   --------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
2002
Net sales before shipping and handling costs........   $ 458      $ 515      $ 507      $ 499
Less: shipping and handling costs...................      26         29         27         26
                                                       -----      -----      -----      -----
Net sales...........................................   $ 432      $ 486      $ 480      $ 473
Gross profit........................................      59         72         70         66
Net income..........................................      11*        19         17         16**
Basic earnings per common share.....................   $0.31*     $0.52      $0.48      $0.46**
Diluted earnings per common share...................   $0.31*     $0.52      $0.48      $0.46**

---------------
 * Includes a $5 million ($3 million, net of tax, or $0.08 per diluted common share) gain primarily related to the sale of EBS, net of restructuring charges.

** Includes a $3 million ($2 million, net of tax, or $0.06 per diluted common share) gain from the dissolution of CPMCP.

                                                      1ST QTR    2ND QTR    3RD QTR    4TH QTR
                                                      --------   --------   --------   --------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
2001
Net sales before shipping and handling costs........   $ 499      $ 521      $ 506      $ 508
Less: shipping and handling costs...................      44         39         32         32
                                                       -----      -----      -----      -----
Net sales...........................................   $ 455      $ 482      $ 474      $ 476
Gross profit........................................      75         73         84         67
Net income..........................................      13         15         20*         9**
Basic earnings per common share.....................   $0.36      $0.43      $0.55*     $0.26**
Diluted earnings per common share...................   $0.36      $0.43      $0.55*     $0.26**

---------------
 * Includes net non-recurring income of $5 million ($3.5 million, net of tax, or $0.10 per diluted common share) relating to a value-added tax refund, net of certain one-time charges.

** Includes a $7 million ($4.6 million, net of tax, or $0.13 per common share) foreign currency transaction loss, related to the January 6, 2002 devaluation of the Argentine peso.

COMMON STOCK MARKET PRICES AND DIVIDENDS

     The Company's common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.

                                                     1ST QTR   2ND QTR   3RD QTR   4TH QTR
                                                     -------   -------   -------   -------
2002
Market price range of common stock
High...............................................  $34.04    $34.42    $31.23    $30.90
Low................................................   26.64     29.69     23.68     27.11
Close..............................................   31.87     30.90     28.65     30.13
Dividends declared per common share................  $ 0.10    $ 0.10    $ 0.10    $ 0.10

2001
Market price range of common stock
High...............................................  $29.19    $32.00    $33.64    $37.00
Low................................................   24.85     24.50     27.65     27.30
Close..............................................   25.66     32.00     28.73     35.25
Dividends declared per common share................  $ 0.10    $ 0.10    $ 0.10    $ 0.10

     The number of shareholders of the Company's stock at December 31, 2002 was approximately 11,600.

TEN-YEAR FINANCIAL HIGHLIGHTS*

                                     2002     2001     2000     1999     1998     1997     1996     1995     1994     1993
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                            (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS
Net sales.........................  $1,871   $1,887   $1,865   $1,735   $1,448   $1,418   $1,524   $1,387   $1,385   $1,243
Net income (loss) as previously
  reported........................      63       57       48       77       43      (75)      23      135      100       99
Adjustment for effect of a change
  in accounting for inventories...      --       --       --       (3)      --       (1)       2        1       (2)       2
Net income (loss) as adjusted.....      63       57       48       74       43      (76)      25      136       98      101
Basic earnings (loss) per common
  share:
  Net income (loss) as previously
    reported......................  $ 1.78   $ 1.60   $ 1.35   $ 2.06   $ 1.19   $(2.10)  $ 0.64   $ 3.79   $ 2.81   $ 2.78
  Adjustment for effect of a
    change in accounting for
    inventories...................      --       --       --    (0.08)   (0.01)   (0.03)    0.06     0.03    (0.06)    0.06
  Net income (loss) as adjusted...  $ 1.78   $ 1.60   $ 1.35   $ 1.98   $ 1.18   $(2.13)  $ 0.70   $ 3.82   $ 2.75   $ 2.84
Cash dividends declared per common
  share...........................  $ 0.40   $ 0.40   $ 0.40   $ 0.36   $ 0.16       --       --       --       --       --
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
BALANCE SHEET DATA
Working capital...................  $  138   $ (120)  $   69   $  104   $   46   $  (83)  $  151   $   33   $  113   $   44
Property, plant and
  equipment-net...................   1,154    1,293    1,407    1,349    1,298    1,057    1,057      920      830      792
Total assets......................   2,015    2,227    2,339    2,217    1,956    1,676    1,676    1,315    1,214    1,121
Total debt........................     600      756      720      544      404      350      350      363      294      209
Stockholders' equity..............     828      857      960    1,030    1,059      992    1,033      606      555      491
Shares outstanding, year end......    35.7     35.4     35.3     36.9     37.6     35.6       --       --       --       --
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
STATISTICAL DATA
Depreciation and amortization.....  $  103   $  127   $  135   $  122   $   95   $   95   $   88   $   82   $   80   $   78
Capital expenditures..............      78       94      143      162       91      100      192      188      145      122
Maintenance and repairs...........      72       82       78       84       67       69       61       65       65       57
Total employee costs..............     187      194      195      192      131      142      170      164      149      177
                                    ======   ======   ======   ======   ======   ======   ======   ======   ======   ======

---------------

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