Form 10-K/A, Exhibit 13
period 2002-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2004-03-12
CIK 1046257

EXHIBIT 13.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

      The year 2002 proved to be a challenging one for Corn Products International, Inc. given the enactment of a discriminatory tax on soft drinks sweetened with high fructose corn syrup (“HFCS”) in Mexico (see Recent Developments and Outlook section below) and difficult economic conditions in South America. Despite these difficulties, however, our net income increased from the prior year driven by substantially lower financing costs and the discontinuation of goodwill amortization. Additionally, our operating cash flows grew 20 percent and our debt level was substantially reduced.

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

      In 2001, we began selling, marketing and distributing designated sweetener production destined for sale in the United States through CornProductsMCP Sweeteners LLC (“CPMCP”), a limited liability joint marketing company owned by the Company and Minnesota Corn Processors, LLC (“MCP”). On July 11, 2002, MCP announced that it had signed a merger agreement with Archer-Daniels-Midland Company (“ADM”), whereby MCP would merge with a subsidiary of ADM. The consummation of the merger was subject to a number of conditions, including approval from the unit holders of MCP and various regulatory agencies. On September 5, 2002, the unit holders of MCP approved the proposed sale. Shortly thereafter, the United States Justice Department’s Antitrust Division filed a lawsuit in U.S. District Court, formally blocking the proposed transaction, and simultaneously also filed a consent decree approving the sale and requiring CPMCP to be dissolved by December 31, 2002.

      On September 6, 2002, we were notified of MCP’s desire to dissolve CPMCP effective December 31, 2002. On December 27, 2002, the Company and MCP agreed in principle to a plan of dissolution that will allow for the orderly wind up of CPMCP activities. Under the terms of the plan of dissolution, MCP agreed to pay us an $11 million termination fee as required under the CPMCP Limited Liability Company Agreement between the Company and MCP dated December 1, 2000. We received this payment on December 31, 2002. In addition, we recorded an $8 million charge for our share of costs incurred relating to the dissolution. These expenses consist primarily of direct incremental costs related to the termination of employees, early termination of leases, losses on the disposition of assets and other wind-down costs. The net non-recurring income of $3 million ($2 million after-tax, or $0.06 per diluted share) is included in other income in the 2002 Consolidated Statement of Income.

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

      We are disappointed with the Mexican Congress’ decision to retain the tax on soft drinks sweetened with HFCS. However, we continue to explore all options for resolving the situation and minimizing any potential long-term negative financial impact that might occur. We have engaged in discussions regarding the matter with both U.S. and Mexican government trade officials, and have received informal assurances from both sides that repeal of the tax is a condition precedent to resolving certain trade issues between the countries. These same officials have also implied that a resolution of these matters is expected in the near term. However, we cannot predict with any certainty whether these trade matters will ultimately be resolved or the likelihood or timing of repeal of the tax on soft drinks sweetened with HFCS. In the meantime, we are attempting to mitigate the negative effects of the tax on HFCS demand in Mexico by exploring other markets for our HFCS production capacity in and around Mexico. We are continuing the restructuring of our Mexican operations in an effort to improve efficiency and reduce operating costs. We have also initiated formal action to seek compensation for damage to our Mexican operations under the provisions of the North American Free Trade Agreement (NAFTA).

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

Results of Operations

     2002 Compared to 2001

      Net Income. We reported net income of $63 million, or $1.77 per diluted common share for the year 2002, as compared to $57 million, or $1.60 per diluted common share for 2001. The 2002 results include $8 million ($5 million after-tax) of net non-recurring earnings consisting primarily of a gain from the sale of a business unit, net of certain one-time charges, and the impact from the dissolution of CPMCP. The non-recurring earnings include an $8 million pretax gain from the February 2002 sale of Enzyme-Bio Systems Ltd. (“EBS”) and $3 million of net non-recurring earnings related to the dissolution of CPMCP, partially offset by $4 million of charges principally related to workforce reductions in North America. Additionally, a one-time gain of $1 million resulting from the curtailment of certain benefit costs pertaining to the EBS sale and workforce reduction was recorded. The 2001 results include $5.4 million ($3.5 million after-tax) of net non-recurring earnings related to a value-added tax refund net of certain one-time charges. Excluding the net non-recurring income from both 2002 and 2001, we earned $58 million, or $1.63 per diluted share in 2002, compared to $53 million, or $1.50 per diluted share in 2001. This increase primarily reflects significantly lower financing costs and, to a lesser extent, the discontinuation of goodwill amortization which more than offset a reduction in operating income mainly attributable to lower earnings in North America and South America and an increase in minority interest. Results for 2001 include goodwill amortization expense of $12 million ($8 million after-tax), or $0.21 per diluted share. We discontinued amortization of goodwill following the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

      Net Sales. Net sales for 2002 declined slightly to $1.87 billion from $1.89 billion in 2001, as decreased sales in South America more than offset increased sales in Asia/ Africa and North America.

      A summary of net sales by geographic region is shown below:

			Increase
	2002	2001	(Decrease)	% Change

	(in millions)
North America	$1,219	$1,212	$7	1%
South America	401	440	(39)	(9)%
Asia/ Africa	251	235	16	7%

Total	$1,871	$1,887	$(16)	(1)%

      Weaker foreign currencies, particularly in South America, reduced sales by 11 percent, which offset improved price/product mix worldwide. Volume declines reduced sales by 1 percent.

      Sales in North America increased 1 percent, as a 3 percent price/product mix improvement was offset by a volume decline of 1 percent and slightly weaker local currencies. Sales in South America fell 9 percent, as price/product mix improvements, while significant (up 37 percent), lagged local currency devaluation throughout the region. Additionally, volume in the region was down 1 percent. Sales in Asia/ Africa increased 7 percent, reflecting 4 percent volume growth and stronger local currencies. Price/product mix in the region was essentially unchanged from 2001.

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

      Selling, general and administrative (“SG&A”) expenses for 2002 decreased to $134 million from $154 million in 2001, due primarily to the discontinuation of goodwill amortization in 2002. We recorded $12 million of goodwill amortization in 2001. SG&A expenses include non-recurring costs of $3 million and $5 million in 2002 and 2001, respectively. Excluding the effect of these non-recurring items and goodwill amortization, SG&A expenses for 2002 represented 7.0 percent of net sales, down from 7.2 percent in 2001. This decrease principally reflects cost reductions in North America and lower expenses in South America attributable to weaker local currencies.

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

      Operating Income. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
	2002	2001	Variance	% Change

	(in millions)
North America	$56	$65	$(9)	(14)%
South America	58	68	(10)	(15)%
Asia/ Africa	54	45	9	20%
Corporate expenses	(23)	(17)	(6)	(35)%

Total	$145	$161	$(16)	(10)%
Non-recurring items, net	8	5	3	60%

Operating income	$153	$166	$(13)	(8)%

      Operating income for 2002 decreased 8 percent to $153 million from $166 million in 2001. Excluding the net non-recurring earnings from both years and goodwill amortization from the 2001 period, operating income decreased 16 percent from 2001, reflecting significantly lower earnings in North America and South America. North America operating income decreased 14 percent from a year-ago, as significantly lower results for Mexico due to the imposition of the Mexican HFCS tax more than offset earnings improvements throughout the rest of the region. Excluding goodwill amortization from the prior year, operating income in North America dropped 18 percent from 2001. South America operating income fell 15 percent, primarily due to the difficult economic conditions and weaker currencies throughout the region, particularly in Brazil. Excluding goodwill amortization from last year’s results, operating income in South America declined 16 percent from last year. Asia/ Africa operating income increased 20 percent from a year ago largely due to the discontinuation of goodwill amortization. Excluding goodwill amortization, Asia/ Africa operating income for 2002 was up 3 percent from last year, primarily reflecting stronger local currencies and increased volume.

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

      Minority Interest in Earnings. Minority interest in earnings increased to $12 million in 2002 from $9 million in 2001. The increase primarily reflects improved earnings in the Southern Cone of South America and Korea, which more than offset a reduction in minority interest attributable to our increased ownership in Arancia Corn Products, S.A. de C .V. (“Arancia”). Arancia became a wholly-owned subsidiary on March 4, 2002.

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

      Net Sales. Net sales for 2001 grew 1 percent to $1.89 billion from $1.87 billion in 2000, as increased sales in North America more than offset sales declines in South America and Asia/ Africa. A summary of net sales by geographic region is shown below:

			Increase
	2001	2000	(Decrease)	% Change

	(in millions)
North America	$1,212	$1,157	$55	5%
South America	440	460	(20)	(4)%
Asia/ Africa	235	248	(13)	(5)%

Total	$1,887	$1,865	$22	1%

      Increased volume worldwide and improved price/mix resulted in net sales growth of 4 percent and 3 percent, respectively, which was largely offset by a 6 percent reduction attributable to weaker foreign currencies, particularly in Brazil and Korea. Sales in North America grew 5 percent, reflecting 3 percent volume growth and 2 percent price/product mix improvement. Significantly higher volume and improved price/product mix in both Canada and Mexico more than offset a volume decline in the United States. South America sales declined 4 percent as currency weakness throughout the region more than offset an 8 percent growth attributable to increased volume and a 3 percent price/product mix improvement. The value of local currencies in relation to the US dollar fell in each country within the region, with the decline in the Brazilian Real having the most significant impact. Local currency weakness also caused sales in Asia/ Africa to decline in terms of U.S. dollars from the prior year. Sales in Asia/ Africa decreased 5 percent as weaker currencies in Korea, and to a lesser extent in Pakistan, more than offset a 4 percent price/product mix improvement and 2 percent volume growth in the region.

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

      Operating Income. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
	2001	2000	Variance	% Change

	(in millions)
North America	$65	$77	$(12)	(16)%
South America	68	61	7	11%
Asia/ Africa	45	54	(9)	(17)%
Corporate expenses	(17)	(16)	(1)	(6)%

Total	$161	$176	$(15)	(9)%
Non-recurring items, net	5	(20)	25	nm *

Operating income	$166	$156	$10	6%

*	nm — not meaningful

      Operating income for 2001 increased 6 percent to $166 million from $156 million in 2000. However, excluding the non-recurring earnings recorded in 2001 and the special charges taken in 2000, operating income declined 9 percent to $161 million from $176 million in 2000. The decline in operating income reflects reduced earnings in North America and Asia/ Africa of 16 percent and 17 percent, respectively, which more than offset an 11 percent improvement in South America. The decrease in North America resulted primarily from higher energy costs and lower by-product selling prices, particularly during the first half of 2001. The lower results in Asia/ Africa principally reflect unfavorable translation effects associated with the previously mentioned currency weakness in the region. South America operating income grew 11 percent as earnings in the Southern Cone of South America almost doubled from 2000, more than offsetting lower operating profits in Brazil.

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

Liquidity & Capital Resources

      At December 31, 2002, our total assets were $2.02 billion, down from $2.23 billion at December 31, 2001. This decrease primarily reflects unfavorable translation effects resulting from the stronger U.S. dollar in relation to foreign currencies, particularly in Argentina and Brazil. Additionally, improved working capital management, the sale of EBS and fixed asset depreciation in excess of capital spending contributed to the decrease in total assets. Stockholders’ equity declined to $770 million at December 31, 2002 from $793 million at December 31, 2001, principally due to unfavorable currency translation effects, which more than offset net income.

      On June 28, 2002, the Company sold $200 million of 8.25 percent senior notes due July 15, 2007. The net proceeds from the sale of the notes were used to repay $197 million of borrowings outstanding under our then existing $340 million U.S. revolving credit facility. On October 15, 2002, we entered into a new 3-year, $125 million revolving credit agreement (the “Revolving Credit Agreement”). The Revolving Credit Agreement replaced the Company’s previously existing $340 million revolving credit facility, which has been terminated. Borrowings that had been outstanding under the $340 million revolving credit facility were repaid with excess cash. On November 18, 2002, the Company sold an additional $55 million of 8.25 percent senior notes due July 15, 2007. The net proceeds from the sale of the notes were used to repay indebtedness.

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

      The weighted average interest rate on total Company indebtedness was approximately 5.4 percent and 7.1 percent for 2002 and 2001, respectively. On March 14, 2002, we entered into interest rate swap agreements that effectively converted the interest rate associated with the Company’s 8.45 percent senior notes to a variable interest rate. The fair value of these agreements at December 31, 2002 ($27 million) is reflected in the Consolidated Balance Sheet as an offset to the increase in the fair value of the hedged debt obligation.

     Net Cash Flows

      A summary of operating cash flows is shown below:

	2002	2001

	(in millions)
Net income	$63	$57
Depreciation and amortization	103	127
Earnings from non-consolidated affiliates	(7)	(14)
Gain on sale of business	(8)	—
Gain on dissolution of business	(3)	—
Foreign currency transaction (gains) losses	(1)	8
Deferred taxes	(6)	2
Minority interest in earnings	12	9
Changes in working capital	65	(16)
Other	(12)	(2)

Cash provided from operations	$206	$171

      We generated $206 million of cash from operations in 2002, compared to $171 million last year. This increase primarily reflects a significant improvement in cash flow pertaining to changes in working capital, compared to last year. The increased cash flow from working capital changes resulted principally from improved systems and procedures, particularly in the area of trade accounts receivable collections and accounts payable processing. The cash provided from operations was used primarily to reduce indebtedness and fund capital expenditures. Listed below are the Company’s primary investing and financing activities for 2002 (in millions):

Capital expenditures	$78
Payments to acquire additional business	42
Proceeds from the sale of EBS	35
Dividends paid (including dividends to minority interest shareholders)	19
Payments on debt	407
Proceeds from borrowings	263

      As described in Note 5 of the notes to the consolidated financial statements, we control approximately 73 percent of our Southern Cone of South America businesses. The minority interest shareholders of the Company’s Southern Cone of South America businesses have the right to either: (i) require the Company to sell an amount of shares of the Southern Cone businesses back to the minority interest shareholders until the minority interest shareholders own 49.5 percent of the Southern Cone businesses; or (ii) require the Company to purchase the approximately 27 percent ownership interest in the Southern Cone businesses currently held by the minority interest shareholders. It is anticipated that the Company will purchase the shares from the minority interest shareholders in March 2003 at a cost of approximately $52 million.

      As described in Note 14 of the notes to the consolidated financial statements, we have an agreement with certain common stockholders (collectively the “holder”), a representative of which serves on our Board of Directors, relating to 1,913,500 common shares at December 31, 2002 that provides the holder with the right to require us to repurchase the underlying common shares for cash at a price equal to the average of the closing per share market price of the Company’s common stock for the 20 trading days immediately preceding the date that the holder exercises the put option. The put option is exercisable at any time until January 2010 when it expires. The holder can also elect to sell the common shares on the open market, subject to certain restrictions. The holder of the put option may not require us to repurchase less than 250 thousand shares on any single exercise of the put option and the put option may not be exercised more than once in any six month period. In the event the holder exercises the put option requiring us to repurchase the shares, we would be required to pay for the shares within 90 calendar days from the exercise date if the holder is selling the minimum number of shares (250,000), within a prorated time period of between 90 and 360 calendar days if the holder is selling more than the minimum number of shares not to exceed 1,764,706 shares, and within a prorated time period of between 360 and 720 calendar days for any incremental shares sold in excess of 1,764,706 up to the maximum number of shares (1,913,500). For intermediate share amounts, a pro-rata payment period would be calculated (prorated based on the number of shares exercised). Any amount due would accrue interest at our revolving credit facility rate from the date of exercise until the payment date. In the event the holder had put all of the shares subject to the agreement to us on December 31, 2002, we would have been obligated to repurchase the shares for approximately $58 million based upon the average of the closing per share market price of the Company’s common stock for the 20 trading days prior to December 31, 2002 ($30.05 per share). This amount is reflected as redeemable common stock in our consolidated balance sheet at December 31, 2002.

      We expect that our operating cash flows and borrowing availability under our credit facilities will be more than sufficient to fund our anticipated capital expenditures, dividends and other investing and/or financing strategies for the foreseeable future.

Key Performance Metrics

      Beginning in 2002 we began using certain key metrics to better monitor our progress towards achieving our strategic business objectives. These metrics include the tracking as to whether we are achieving an adequate return on stockholders’ equity through returning our cost of “Capital Employed”. We also monitor our financial leverage by looking at our “Debt to Capitalization Ratio” to assure that we are properly financed. Other key metrics include “Return on Net Sales” and “Working Capital as a percentage of Net Sales”.

      The fundamentals of these key metrics for 2002 with comparison to the prior year are as follows:

Return on Capital Employed	2002	2001

	($s in millions)
Total stockholders’ equity	$770	$793
Add:
Cumulative translation adjustment	407	313
Minority interest in subsidiaries	93	147
Redeemable common stock	58	64
Total debt	600	756
Less:
Cash and cash equivalents	(36)	(65)

Capital employed(a)	$1,892	$2,008

Operating income	$153	$166
Adjusted for:
Income taxes (at rates of 36% and 35%, respectively)	(55)	(58)

Adjusted operating income, net of tax(b)	$98	$108

Return on Capital Employed(b÷a)	5.2%	5.4%

Debt to Capitalization Ratio	2002	2001

	($s in millions)
Short-term debt	$84	$444
Long-term debt	516	312

Total debt(a)	$600	$756

Deferred income tax liabilities	$163	$186
Minority interest in subsidiaries	93	147
Redeemable common stock	58	64
Stockholders’ equity	770	793

Total capital	$1,084	$1,190

Total debt and capital(b)	$1,684	$1,946

Debt to Capitalization Ratio(a÷b)	35.6%	38.8%

Return on Net Sales	2002	2001

	($s in millions)
Net income	$63	$57
Add back:
Minority interest in earnings	12	9

Net income before minority interest(a)	$75	$66

Net sales(b)	$1,871	$1,887

Return on Net Sales(a÷b)	4.0%	3.5%

Working Capital as a % of Net Sales	2002	2001

	($s in millions)
Current assets	$485	$555
Less: current liabilities	(347)	(675)

Working capital	$138	$(120)
Add back:
Short-term debt	84	444

Adjusted working capital(a)	$222	$324

Net Sales(b)	$1,871	$1,887

Working Capital as a percentage of Net Sales(a÷b)	11.9%	17.2%

     Commentary on Key Performance Metrics:

      In accordance with the Company’s long-term objectives, we have set certain goals relating to key performance metrics that we will endeavor to meet over the next three to five years. The Company has made progress towards achieving these goals during 2002. Three of the four performance metrics improved in 2002 despite two significant events that transpired beyond the control of management. The first was the imposition of a tax on soft drinks sweetened with HFCS in Mexico that effectively ended the use of HFCS for soft drinks in that country. The second was the devaluation of currencies in South America that reduced earnings in dollar terms and significantly reduced the capitalization of the Company. The effect of the Mexican tax had a significant unfavorable impact on the Company’s earnings for 2002. While the Company believes that the tax will be rescinded, we are exploring alternative business strategies in the event that the tax remains in place. The final resolution of this matter could have a material impact on the attainment of the metrics in the specified time frame. The Mexican tax event is more fully described in the Recent Developments and Outlook section of this MD&A.

      Return on Capital Employed — Our goal is to achieve a Return on Capital Employed in excess of 8.5 percent, which is our average Cost of Capital as calculated based upon our current financing profile. In determining this performance metric, the negative cumulative translation adjustment is added back to stockholders’ equity to calculate returns based on the Company’s original investment costs. The decline in 2002 to 5.2 percent from 5.4 percent in 2001 is directly related to the following two events. During 2002 South America operating income fell 15 percent, primarily due to difficult economic conditions and weaker currencies in the region. In addition, the discriminatory tax in Mexico had a significant unfavorable impact on operating income in 2002.

      Debt to Capitalization Ratio — Our goal is to maintain a Debt to Capitalization Ratio in the range of 32 to 35 percent. During 2002 we improved this ratio from 38.8 percent at December 31, 2001 to 35.6 percent at December 31, 2002. This was accomplished primarily as a result of strong cash flow generation, which contributed significantly to the reduction in our adjusted working capital from $324 million to $222 million. We will strive to maintain this ratio in the established range as we focus our growth on leveraging our assets through strategic acquisitions, joint ventures and alliances and selling those assets that do not meet our long-term strategy.

      Return on Net Sales — Our goal is to improve our Return on Net Sales to the range of 7 to 9 percent. During 2002 our Return on Net Sales improved from 3.5 percent last year to 4.0 percent in 2002. The improvement primarily reflects achieved cost reductions. Further improvement is anticipated to result from the expected restart of our Mexican HFCS business and gains from new products and customers in both our existing business as well as from geographic expansion and alliances.

      Working Capital as a % of Net Sales — Our goal is to maintain working capital in a range of 10 to 12 percent of the Company’s net sales. During 2002 we made significant progress in this performance metric through a major initiative to reduce our working capital. This resulted in a 5 percent improvement in Working Capital as a Percentage of Net Sales, from just over 17 percent in 2001 to just under 12 percent in 2002.

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

      Commodity Costs. The Company’s finished products are made primarily from corn. Purchased corn accounts for between 40 percent and 65 percent of finished product costs. In North America, we sell a large portion of our finished product at firm prices established in supply contracts that typically extend for up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, we enter into corn futures contracts or take hedging positions in the corn futures market. From time to time, we may also enter into anticipatory hedges. All of these derivative contracts typically mature within one year. At expiration, we settle the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures we are hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished product under long-term, firm-priced supply contracts are not material.

      Our hedging instruments generally relate to contracted firm-priced business. Based on the Company’s overall commodity hedge exposure at December 31, 2002, a hypothetical 10 percent change in market rates applied to the fair value of the instruments would have no material impact on the Company’s earnings, cash flows, financial position or the fair value of commodity price and risk-sensitive instruments over a one-year period.

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

Critical Accounting Policies and Estimates

      The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions and conditions.

      The Company’s management has identified the most critical accounting policies upon which the financial statements are based and that involve the most complex and subjective decisions and assessments. These policies relate to our major long-lived assets, including the valuation of goodwill and other intangible assets, and the recognition of depreciation and impairment in the carrying value of property, plant and equipment. Senior management of the Company has discussed the development, selection and disclosure of these policies with members of the Audit Committee of our Board of Directors. These accounting policies are disclosed in the notes to the consolidated financial statements. The discussion that follows should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

      Long-Lived Assets. The Company has substantial investments in property, plant and equipment and goodwill. For property, plant and equipment we recognize the cost of depreciable assets in operations over the estimated useful life of the assets, and we evaluate the recoverability of these assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. For goodwill we perform an annual impairment assessment (or more frequently if impairment indicators arise) as required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” We have chosen to perform this annual impairment assessment in December of each year. An impairment loss is assessed and recognized in operating earnings if the fair value of either goodwill or property, plant and equipment is less than its carrying amount.

      In analyzing the fair value of goodwill and assessing the recoverability of the carrying value of property, plant and equipment, we have to make projections regarding future cash flows. In developing these projections, we make a variety of important assumptions and estimates that have a significant impact on our assessments of whether the carrying values of goodwill and property, plant and equipment should be adjusted to reflect impairment. Among these are assumptions and estimates about the future growth and profitability of the related business unit, anticipated future economic, regulatory and political conditions in the business unit’s market, the appropriate discount rates relative to the risk profile of the unit or assets being evaluated and estimates of terminal or disposal values.

      We completed the required annual test of goodwill impairment for all of our affected reporting units in December 2002. In each case, based on our assumptions about future cash flows we expect to be able to generate from each reporting unit, the fair value of the reporting unit was in excess of the related carrying amounts, and accordingly, no impairment of goodwill was required to be measured and recognized. We also concluded that the Mexican Congress’ December 10, 2002 decision not to repeal the tax on soft drinks sweetened with HFCS constituted a triggering event which necessitated that we assess the recoverability of the carrying value of our HFCS production-related long-term assets in Mexico. We also completed this assessment in December 2002 and concluded, based on our assumptions about future cash flows we expect to be able to generate from these assets, that their carrying values were not impaired. For additional information regarding the status of the Mexican Government’s tax on soft drinks sweetened with HFCS, refer to the “Recent Developments and Outlook” section above and to Note 4 of the notes to the consolidated financial statements.

      Our ability to fully recover the carrying value of our long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with our Mexican operations, is dependent upon the generation of sufficient cash flows from the use or other disposition of these assets. The Company’s ability to generate these cash flows will be significantly affected by a variety of factors, including the timing and permanence of any repeal of the tax on soft drinks sweetened with HFCS, the timing and extent of any recovery in the demand for HFCS by the Mexican soft drink industry, the extent to which alternative markets for HFCS develop in and around Mexico, the success of the Company’s restructuring activities in Mexico, and the amount of the proceeds received from the resolution of the Company’s NAFTA claim against the Government of Mexico, if any, as well as by management’s ability to develop and implement a successful long-term business strategy in Mexico. Based on our long-term forecasts of operating results, we believe that the Company will generate sufficient cash flows from the use or other disposition of these long-term assets to fully recover their carrying values. In developing our estimates of the cash flows that will be generated from the Company’s Mexican operations, we have assumed that the tax on soft drinks sweetened with HFCS will be permanently repealed in the near future, and that sales of HFCS to the Mexican soft drink industry will return to the levels realized prior to the imposition of the tax by the end of 2003. Under these assumptions about future HFCS sales in Mexico, the estimated fair value of the Company’s Mexican business exceeds its carrying amount by approximately $90 million. In the event actual results differ from those assumed, the Company could be required to recognize an impairment of goodwill and property, plant and equipment, and the amount of such impairment could be material.

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

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The Company is required to adopt SFAS 143 effective January 1, 2003. The adoption of SFAS 143 is not expected to have a significant effect on the Company’s consolidated financial statements.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a significant effect on the Company’s consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which addresses financial accounting and reporting for obligations under certain guarantees. FIN 45 requires, among other things, that a guarantor recognize a liability for the fair value of an obligation undertaken in issuing a guarantee, under certain circumstances. The recognition and measurement provisions of FIN 45 are required to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a significant effect on the Company’s consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements for SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the consolidated financial statements included elsewhere in this report.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”), which addresses the consolidation of variable interest entities as defined in the Interpretation. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of FIN 46 is not expected to have a material effect on the Company’s consolidated financial statements.

Forward Looking Statements

      This Annual Report on Form 10-K contains or may contain forward-looking statements concerning the Company’s financial position, business and future earnings and prospects, in addition to other statements using words such as anticipate, believe, plan, estimate, expect, intend and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies, energy costs and availability and changes in regulatory controls regarding quotas, tariffs, taxes and biotechnology issues; increased competitive and/or customer pressure in the corn-refining industry; the outbreak or continuation of hostilities; and stock market fluctuation and volatility. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of risk factors, see the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q or 8-K.

REPORT OF MANAGEMENT

      THE MANAGEMENT OF CORN PRODUCTS INTERNATIONAL, INC. is responsible for the financial and operating information contained in this Annual Report on Form 10-K, including the consolidated financial statements covered by the independent auditors’ report. These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, informed estimates and judgements.

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

      The Company’s consolidated financial statements are reviewed by its Audit Committee, which is composed entirely of independent outside directors. This Committee meets regularly with management, the Company’s internal auditors and with the independent auditors to review the scope and results of the annual audit and interim reviews, to discuss their evaluation of internal controls and the quality of financial reporting, and to carry out the Audit Committee’s oversight role with respect to internal auditing, internal controls and financial reporting matters. Both the independent auditors and the internal auditors meet privately with, and have direct access to, the Audit Committee to discuss the results of their audits.

James W. Ripley
Chief Financial Officer

January 28, 2003

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Corn Products International, Inc.:

      We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and its subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      The consolidated balance sheets as of December 31, 2002 and 2001, and the consolidated statements of stockholders’ equity and redeemable equity for each of the years in the three-year period ended December 31, 2002, have been restated as described in Note 3.

KPMG LLP

Chicago, Illinois

January 28, 2003, except as to note 3,

to which the date is March 11, 2004

CORN PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

CORN PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2002	2001	2000

	(in millions, except
	per share amounts)
Net sales before shipping and handling costs	$1,979	$2,034	$2,036
Less — shipping and handling costs	108	147	171

Net sales	1,871	1,887	1,865
Cost of sales	1,604	1,588	1,559

Gross profit	267	299	306

Selling, general and administrative costs	134	154	139
Special charges	—	—	20
Earnings from non-consolidated affiliates and other income	(20)	(21)	(9)

	114	133	150

Operating income	153	166	156
Financing costs — net	36	64	54

Income before income taxes and minority interest	117	102	102
Provision for income taxes	42	36	36
Minority interest in earnings	12	9	18

Net income	$63	$57	$48

Weighted average common shares outstanding:
Basic	35.6	35.3	35.3
Diluted	35.7	35.5	35.3
Earnings per common share:
Basic	$1.78	$1.60	$1.35
Diluted	1.77	1.60	1.35

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS (As Restated)

	As of December 31,

	2002	2001

	(in millions, except
	share and per share
	amounts)
Assets
Current assets
Cash and cash equivalents	$36	$65
Accounts receivable — net	244	279
Inventories	194	201
Prepaid expenses	11	10

Total current assets	485	555

Property, plant and equipment, at cost
Land	97	92
Buildings	286	326
Machinery and equipment	2,203	2,328

	2,586	2,746
Less accumulated depreciation	(1,432)	(1,453)

	1,154	1,293
Goodwill and other intangible assets (less accumulated amortization of $27 and $26)	280	283
Deferred tax assets	33	20
Investments	26	41
Other assets	37	35

Total assets	$2,015	$2,227

Liabilities and equity
Current liabilities
Short-term borrowings and current portion of long-term debt	$84	$444
Accounts payable	164	143
Accrued liabilities	99	88

Total current liabilities	347	675

Non-current liabilities	68	50
Long-term debt	516	312
Deferred income taxes	163	186
Minority interest in subsidiaries	93	147
Redeemable common stock (1,913,500 and 1,843,500 shares issued and outstanding at December 31, 2002 and 2001, respectively) stated at redemption price	58	64
Stockholders’ equity
Preferred stock — authorized 25,000,000 shares — $0.01 par value, none issued	—	—
Common stock — authorized 200,000,000 shares — $0.01 par value — 35,746,387 and 35,816,387 issued at December 31, 2002 and 2001, respectively	1	1
Additional paid-in capital	1,015	1,009
Less: Treasury stock (common stock; 1,956,113 and 2,253,578 shares at December 31, 2002 and 2001, respectively) at cost	(48)	(56)
Deferred compensation — restricted stock	(4)	(3)
Accumulated other comprehensive loss	(418)	(333)
Retained earnings	224	175

Total stockholders’ equity	770	793

Total liabilities and equity	$2,015	$2,227

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,

	2002	2001	2000

	(in millions)
Net income	$63	$57	$48
Other comprehensive income (loss):
Gain (loss) on cash flow hedges:
Cumulative effect of adoption of SFAS 133, net of income taxes of $8 million	—	14	—
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $2 million and $11 million, respectively	(4)	(21)	—
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $8 million and $7 million, respectively	14	(13)	—
Currency translation adjustment	(94)	(130)	(63)
Minimum pension liability, net of income tax effect	(1)	—	—

Comprehensive loss	$(22)	$(93)	$(15)

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND REDEEMABLE EQUITY

	STOCKHOLDERS’ EQUITY

					Accumulated
		Additional			Other
	Common	Paid-In	Treasury	Deferred	Comprehensive	Retained	Redeemable
	Stock	Capital	Stock	Compensation	Income (Loss)	Earnings	Common Stock

	(in millions)
Balance, December 31, 1999, as reported	$1	$1,073	$(20)	$(2)	$(120)	$98	$—

Prior period adjustment		(57)					57

Balance, December 31, 1999, as restated	$1	$1,016	$(20)	$(2)	$(120)	$98	$57

Net income						48
Dividends declared						(14)
Issuance of restricted common stock as compensation			1	(1)
Issuance of redeemable common stock in connection with acquisition		(3)	3				3
Purchase of treasury stock			(44)
Change in fair value of redeemable common stock		13					(13)
Currency translation adjustment					(63)

Balance, December 31, 2000, as restated	$1	$1,026	$(60)	$(3)	$(183)	$132	$47

Net income						57
Dividends declared						(14)
Cumulative effect of adoption of SFAS 133, net of income taxes of $8 million					14
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $11 million					(21)
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $7 million					(13)
Issuance of common stock on exercise of stock options			4
Change in fair value of redeemable common stock		(17)					17
Currency translation adjustment					(130)

Balance, December 31, 2001, as restated	$1	$1,009	$(56)	$(3)	$(333)	$175	$64

Net income						63
Dividends declared						(14)
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $2 million					(4)
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $8 million					14
Issuance of redeemable common stock in connection with acquisition		(2)	2				2
Issuance of restricted common stock as compensation			2	(2)
Amortization to compensation expense of restricted common stock				1
Issuance of common stock on exercise of stock options			4
Change in fair value of redeemable common stock		8					(8)
Currency translation adjustment					(94)
Minimum pension liability, net of income tax effect					(1)

Balance, December 31, 2002, as restated	$1	$1,015	$(48)	$(4)	$(418)	$224	$58

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(in millions)
Cash provided by (used for) operating activities:
Net income	$63	$57	$48
Non-cash charges (credits) to net income:
Depreciation and amortization	103	127	135
Deferred income taxes	(6)	2	15
Minority interest in earnings	12	9	18
Earnings from non-consolidated affiliates	(7)	(14)	(1)
Gain on sale of business	(8)	—	—
Gain on dissolution of business	(3)	—	—
Foreign currency transaction (gains) losses	(1)	8	(1)
Changes in trade working capital:
Accounts receivable and prepaid expenses	9	(30)	3
Inventories	(6)	20	(12)
Accounts payable and accrued liabilities	62	(6)	8
Other	(12)	(2)	(25)

Cash provided by operating activities	206	171	188

Cash provided by (used for) investing activities:
Capital expenditures	(78)	(94)	(143)
Proceeds from disposal of plants and properties	1	2	1
Proceeds from sale of business	35	—	—
Proceeds from dissolution of business	11	—	—
Payments for acquisitions, net of cash acquired	(42)	(79)	(120)

Cash used for investing activities	(73)	(171)	(262)

Cash provided by (used for) financing activities:
Payments on debt	(407)	(83)	(135)
Proceeds from borrowings	263	129	267
Dividends paid (including to minority interest shareholders)	(19)	(23)	(14)
Issuance (repurchase) of common stock	4	4	(44)

Cash (used for) provided by financing activities	(159)	27	74

Effects of foreign exchange rate changes on cash	(3)	(3)	—

Increase (decrease) in cash and cash equivalents	(29)	24	—
Cash and cash equivalents, beginning of period	65	41	41

Cash and cash equivalents, end of period	$36	$65	$41

See notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of the Business

      Corn Products International, Inc. (the “Company”) was founded in 1906 and became an independent and public company as of December 31, 1997, after being spun off from CPC International Inc. (“CPC”). The Company operates domestically and internationally in one business segment, corn refining, and produces a wide variety of products.

Note 2 — Summary of Significant Accounting Policies

      Basis of presentation — The consolidated financial statements consist of the accounts of the Company, including all significant subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

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

      Certain prior year amounts have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on previously recorded net income or stockholders’ equity.

      Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the U.S. dollar, are translated at current exchange rates with the related translation adjustments reported in stockholders’ equity as a component of accumulated other comprehensive income (loss). Income statement accounts are translated at the average exchange rate during the period. Where the U.S. dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2002, 2001 and 2000 the Company incurred foreign currency transaction (gains) losses of ($1 million), $8 million and ($1 million), respectively.

      Cash and cash equivalents — Cash equivalents consist of all instruments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

      Inventories — Inventories are stated at the lower of cost or net realizable value. Costs are determined using the first-in, first-out (FIFO) method.

      Investments — Investments in the common stock of affiliated companies over which the Company does not exercise significant influence are accounted for under the cost method and are carried at cost or less. Investments that enable the Company to exercise significant influence, but do not represent a controlling interest, are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company’s proportionate share of income or loss, less dividends received. The Company would recognize a loss on these investments when there is a loss in value of an investment which is other than a temporary decline.

      Property, plant and equipment and depreciation — Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets, which range from 10 to 50 years for buildings and 3 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. If this review indicates that the carrying values will not be recovered, the carrying values would be reduced and an impairment loss would be recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Goodwill and other intangible assets — Goodwill ($277 million at December 31, 2002) represents the excess of cost over fair value of net assets acquired. The Company also has a $3 million intangible asset related to the recognition of a minimum pension liability at December 31, 2002. The carrying amount of goodwill and other intangible assets by geographic segment as of December 31, 2002 was as follows:

(in millions)
North America	$122
South America	21
Asia/ Africa	137

Total	$280

      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which supersedes APB Opinion No. 17, “Intangible Assets”. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual (or more frequent if impairment indicators arise) impairment assessment. Upon adoption of SFAS 142, the Company completed the transitional impairment test required by the statement. The Company has established December 31 as the date of its annual test for impairment of goodwill. Based upon the transitional and annual impairment tests completed during 2002, the Company concluded that the balance of goodwill is fully recoverable and no impairment loss was required to be recognized.

      The adoption of SFAS 142’s provisions relating to goodwill amortization resulted in the Company discontinuing the amortization of goodwill beginning January 1, 2002. Prior to the adoption of SFAS 142, goodwill was amortized using the straight-line method over its estimated useful or legal life, not to exceed 40 years. On a pretax basis, the Company recorded goodwill amortization of $12 million in each of 2001 and 2000. On an after-tax basis, goodwill amortization was $8 million in both 2001 and 2000. The following table provides a comparison of the effects of adopting SFAS 142 for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

	(in millions, except per share)
Net income	$63	$57	$48
Add back: goodwill amortization (net of income taxes)	—	8	8

Adjusted net income	$63	$65	$56

Diluted earnings per common share:
As reported earnings per share	$1.77	$1.60	$1.35
Add back: goodwill amortization (net of income taxes)	—	0.21	0.23

Adjusted earnings per share	$1.77	$1.81	$1.58

      Revenue recognition — The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to customers. This generally occurs upon the date of shipment, except in the case of consigned inventories where title passes and the transfer of ownership risk occurs when the goods are used by the customer.

      Hedging instruments — Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Hedging Activities, an Amendment of SFAS 133” (“SFAS 138”). SFAS 133 and 138 establish standards for recognition and measurement of derivatives and hedging activities and require that all derivative instruments be recorded on the balance sheet at their respective fair values. Upon adoption, the Company recorded a cumulative effect type credit of $14 million (net of income taxes of $8 million) to other comprehensive income (loss), to recognize at fair value all derivatives that were designated as hedges of variable cash flows of certain forecasted transactions. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not adjusted.

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

      On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of variable cash flows to be paid related to certain forecasted purchases of corn or natural gas used in the manufacturing process (“a cash-flow hedge”) or as a hedge of the fair value of certain fixed rate debt obligations (“a fair-value hedge”). This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. For all hedging relationships, the Company formally documents the hedging relationships and its risk-management objective and strategy for undertaking the hedge transactions, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This includes linking all derivatives that are designated as cash-flow or fair-value hedges to specific forecasted transactions or to specific assets and liabilities on the Consolidated Balance Sheet. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      Stock-based compensation — The Company has a stock incentive plan that provides for stock-based employee compensation, including the granting of stock options and shares of restricted stock, to certain key employees. The plan is more fully described in Note 15. The Company accounts for the stock incentive plan in accordance with the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Under the Company’s stock incentive plan, stock options are granted at exercise prices that equal the market value of the underlying common stock on the date of grant. Therefore, no compensation expense related to stock options is recorded in the Consolidated Statements of Income.

      Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123. The following table illustrates the effect on net income and earnings per share if the fair-value-based recognition provisions of SFAS 123 had been applied to all outstanding and unvested awards in each period:

	Year Ended December 31,

	2002	2001	2000

	(in millions, except per share)
Net income, as reported	$63	$57	$48
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1)	(3)	(4)

Pro forma net income	$62	$54	$44

Earnings per share:
Basic — as reported	$1.78	$1.60	$1.35
Basic — pro forma	$1.74	$1.52	$1.25
Diluted — as reported	$1.77	$1.60	$1.35
Diluted — pro forma	$1.73	$1.52	$1.25

      Earnings per common share — Basic earnings per common share is computed by dividing net income by the weighted average number of shares outstanding (including redeemable common stock), which totaled 35.6 million for 2002 and 35.3 million for 2001 and 2000. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding, including the dilutive effect of stock options outstanding. The weighted average number of shares outstanding for diluted EPS calculations were 35.7 million, 35.5 million and 35.3 million for 2002, 2001 and 2000, respectively. In 2002, 2001 and 2000, options to purchase 975,166, 1,001,666 and 1,829,366 shares of common stock, respectively, were excluded from the calculation of the weighted average number of shares outstanding for diluted EPS because their effects were anti-dilutive.

      Risks and uncertainties — The Company operates domestically and internationally in one business segment. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company insures its business and assets in each country against insurable risks in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that a loss from non-insurable events in any one country would not have a material adverse effect on the Company’s operations as a whole. Additionally, the Company believes there is no significant concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company’s results.

      Recently issued accounting standards — In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting For Asset Retirement Obligations” (“SFAS 143”), which addresses accounting and reporting for asset retirement obligations. SFAS 143 will require the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company will also record a corresponding asset that will be depreciated over the life of the related asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not excepted to have a material effect on the Company’s consolidated financial statements.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material effect of the Company’s consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which addresses financial accounting and reporting for obligations under certain guarantees. FIN 45 requires, among other things, that a guarantor recognize a liability for the fair value of an obligation undertaken in issuing a guarantee, under certain circumstances. The recognition and measurement provisions of FIN 45 are required to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a significant effect on the Company’s consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”), which addresses the consolidation of variable interest entities as defined in the Interpretation. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of FIN 46 is not expected to have a material effect on the Company’s consolidated financial statements.

Note 3 —	Restatement

      The Company has restated its Consolidated Balance Sheets as of December 31, 2002 and 2001, and its Consolidated Statements of Stockholders’ Equity for each of the years in the three-year period ended

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2002, to reclassify redeemable common stock issued in connection with the purchases of the minority interest in the Company’s now wholly-owned subsidiary in Mexico from additional paid-in capital within permanent stockholders’ equity to temporary (redeemable) equity. Refer to Note 14 of Notes to Consolidated Financial Statements for additional information.

      The following table sets forth balances as originally reported in the Consolidated Balance Sheets and as restated (dollars in millions):

	December 31, 2002		December 31, 2001

	As Reported	As Restated	As Reported	As Restated

Redeemable common stock	$—	$58	$—	$64
Additional paid-in capital	$1,073	$1,015	$1,073	$1,009

Note 4 — Mexican Tax on Beverages Sweetened with HFCS

      On January 1, 2002, a discriminatory tax on soft drinks sweetened with high fructose corn syrup (“HFCS”) approved by the Mexican Congress late in 2001, became effective. This tax was temporarily suspended on March 5, 2002. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for soft drinks in Mexico, the Company ceased production of HFCS 55 at its San Juan del Rio plant, one of its four plants in Mexico. Effective with the March 5, 2002 suspension of the tax, the Company resumed the production and sale of HFCS in Mexico, although at levels below historical volumes. On July 12, 2002, the Mexican Supreme Court annulled the temporary suspension of the tax, thereby resuming the tax, and the Company curtailed the production of HFCS 55 at its San Juan del Rio plant. On December 10, 2002, the Mexican Congress declined to repeal the controversial tax on soft drinks sweetened with HFCS.

      The Company is disappointed with the Mexican Congress’ decision to retain the imposition of the tax on soft drinks sweetened with HFCS. However, the Company continues to explore all options for resolving the situation and minimizing any potential long-term negative financial impact that might occur. The Company has engaged in discussions regarding the matter with both U.S. and Mexican government trade officials, and has received informal assurances from both sides that repeal of the tax is a condition precedent to resolving certain trade issues between the countries. These same officials have also implied that a resolution of these matters is expected in the near term. However, the Company cannot predict with any certainty whether these trade matters will ultimately be resolved, or the likelihood or timing of repeal of the tax on soft drinks sweetened with HFCS. In the meantime, the Company is attempting to mitigate the negative effects of the tax on HFCS demand in Mexico by exploring other markets for its HFCS production capability in and around Mexico. The Company is also continuing the restructuring of its Mexican operations in an effort to improve efficiency and reduce operating costs. The Company also initiated formal action to seek compensation for damage to its Mexican operations under the provisions of the North American Free Trade Agreement (NAFTA).

      On January 28, 2003, the Company notified the Government of Mexico of its intention to submit to arbitration a claim for compensation under the investment provisions of the NAFTA. The Company believes that the Government of Mexico has violated certain of its obligations with respect to foreign investors under the NAFTA, including those regarding non-discriminatory treatment and expropriations. The claim, which approximates $250 million, seeks compensation for the Company’s costs for past and potential lost profits and other costs related to its operations in Mexico, as well as the Company’s costs in pursuing resolution of this matter. The filing of the notice of intent is the first step in pursuing the resolution of an investment dispute. The NAFTA requires the Company to serve written notice of its intention to make a claim at least three months prior to submitting the claim to arbitration. Pursuant to the process, the Company and the Government of Mexico must continue to attempt to resolve the situation through consultation or negotiation during this period.

      Until there is a favorable resolution of the Mexican tax on soft drinks sweetened with HFCS, the Company expects that it will be unable to make any significant sales of HFCS to the soft drink industry in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mexico. Management continues to seek a permanent repeal of the tax and currently believes that the matter will ultimately be resolved through negotiations between the governments of the United States and Mexico. Until that occurs, however, the Company’s operating results and cash flows will continue to be adversely affected by the Mexican tax on soft drinks sweetened with HFCS.

      The Company’s ability to fully recover the carrying value of its long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with its Mexican operations, is dependent upon the generation of sufficient cash flows from the use or other disposition of these assets. The Company’s ability to generate these cash flows will be significantly affected by a variety of factors, including the timing and permanence of any repeal of the tax on soft drinks sweetened with HFCS, the timing and extent of any recovery in the demand for HFCS by the Mexican soft drink industry, the extent to which alternative markets for HFCS develop in and around Mexico, the success of the Company’s restructuring activities in Mexico, and the amount of proceeds received from the resolution of the Company’s NAFTA claim against the Government of Mexico, if any, as well as by management’s ability to develop and implement a successful long-term business strategy in Mexico. Based on long-term forecasts of operating results, management believes that the Company will generate sufficient cash flows from the use or other disposition of these long-term assets to fully recover their carrying values, and accordingly, no impairment of either goodwill or other long-term assets related to Mexico was recognized as of December 31, 2002. In developing its estimate of the cash flows that will be generated from the Company’s Mexican operations, management has assumed that the tax on soft drinks sweetened with HFCS will be permanently repealed in the near future and that sales of HFCS to the Mexican soft drink industry will return to the levels realized prior to the imposition of the tax by the end of 2003. Under these assumptions about future HFCS sales in Mexico, the estimated fair value of the Company’s Mexican business exceeds its carrying amount by approximately $90 million. In the event actual results differ from those assumed, the Company could be required to recognize an impairment of goodwill and property, plant and equipment, and the amount of such impairment could be material.

Note 5 — Acquisitions/ Disposition

      On February 5, 2002, the Company sold its interest in Enzyme Bio-Systems Ltd. of Beloit, Wisconsin (“EBS”) for approximately $35 million in cash. The Company recorded a pretax gain from the sale of approximately $8 million, which is included in other income in the 2002 Consolidated Statement of Income.

      In October 1998, the Company entered into certain agreements to purchase its then 49 percent owned non-consolidated affiliate, Arancia S.A. de C.V. (“Arancia”), in a series of three transactions that would be completed over the next several years. In accordance with the agreements, on December 2, 1998 the Company completed the first in the series of transactions by acquiring a controlling interest in Arancia and began to consolidate this business in its financial statements. On January 18, 2000, the Company completed the second in the series of transactions by increasing its ownership in Arancia to 90 percent for consideration of $41 million, consisting of cash and common stock. On March 4, 2002, the Company increased its ownership in Arancia from 90 percent to 100 percent by paying $39 million in cash and issuing 70,000 shares of common stock valued at $2 million. Certain affiliates of the previous minority interest shareholder in Arancia have the right to require the Company to reacquire 1.9 million shares of the Company’s common stock at prices that approximate market value until January 2010. These shares are classified as Redeemable Common Stock in the Company’s Consolidated Balance Sheets (see Note 14).

      During 2000, the Company completed a multi-step transaction that resulted in the acquisition of a controlling interest in Industrias de Maiz S.A. (“IMASA”) of Argentina. As a result of the transaction, the Company has control of approximately 73 percent of its Southern Cone of South America businesses, which include IMASA, Productos de Maiz of Argentina, and its businesses in Chile and Uruguay. The Company paid $83 million in cash to acquire net assets with a fair value of $14 million, consisting of $124 million of assets and $110 million of liabilities. Goodwill of $69 million was recorded in connection with the transaction. The minority interest shareholders have the right to either: (i) require the Company to sell an amount of shares of the Southern Cone businesses back to the minority interest shareholders until the minority interest

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shareholders own 49.5 percent of the Southern Cone businesses; or (ii) require the Company to purchase the approximately 27 percent ownership interest in the Southern Cone businesses currently held by the minority interest shareholders. It is anticipated that the Company will purchase the shares from the minority interest shareholders in March 2003 at a cost of approximately $52 million.

      On January 5, 2001, the Company increased its ownership interest in Doosan Corn Products Korea, Inc. (“DCPK”), its consolidated Korean subsidiary, from 50 percent to 75 percent for $65 million in cash. The Company recorded $10 million of goodwill related to this purchase. The Company accounts for its Korean operations as a consolidated subsidiary as it has a controlling interest in DCPK. Beginning in 2005, the Company will have the option to acquire, and the minority interest shareholder will have the right to require the Company to acquire, the 25 percent ownership interest in DCPK currently held by the minority interest shareholder.

      On March 2, 2001, the Company acquired a controlling 60 percent interest in a small starch and sweetener company in Thailand. In 2002, the Company increased its ownership interest in this business to approximately 83 percent.

      All of the Company’s acquisitions were accounted for under the purchase method. Had the acquisitions/disposition described above occurred at the beginning of the respective years, the effect on the Company’s consolidated financial statements would not have been significant.

Note 6 — Joint Marketing Company

      On December 1, 2000, the Company and Minnesota Corn Processors, LLC (“MCP”) consummated an operating agreement to form CornProductsMCP Sweeteners LLC (“CPMCP”), a joint marketing company that, effective January 1, 2001, began distributing throughout the United States sweeteners supplied from the Company and MCP. On July 11, 2002, MCP announced that it had signed a merger agreement with Archer-Daniels-Midland Company (“ADM”), whereby MCP would merge with a subsidiary of ADM. The consummation of the merger was subject to a number of conditions, including approval from the unit holders of MCP and various regulatory agencies. On September 5, 2002, the unit holders of MCP approved the proposed sale. Shortly thereafter, the United States Justice Department’s Antitrust Division filed a lawsuit in U.S. District Court, formally blocking the proposed transaction, and simultaneously also filed a consent decree approving the sale if CPMCP was dissolved by December 31, 2002.

      On September 6, 2002, the Company was notified of MCP’s desire to dissolve CPMCP effective December 31, 2002. On December 27, 2002 the Company and MCP agreed in principle to a plan of dissolution that would allow for the orderly wind up of CPMCP’s activities. Under the terms of the plan of dissolution, MCP agreed to pay the Company an $11 million termination fee as required under the terms of the CPMCP Limited Liability Company Agreement between the Company and MCP dated December 1, 2000. This payment was received by the Company on December 31, 2002. In addition, the Company recorded an $8 million charge for its share of costs incurred relating to the dissolution. These expenses consist primarily of direct incremental costs incurred by CPMCP as a result of the dissolution, including expenses related to the termination of employees, early termination of leases, losses on the disposition of assets and other wind-down costs. The net non-recurring income of $3 million ($2 million after-tax, or $0.06 per diluted share) is included in other income in the 2002 Consolidated Statement of Income.

      Prior to the dissolution, CPMCP was owned equally by the Company and MCP through membership interests that provided each company with a 50 percent voting interest in CPMCP. Additionally, CPMCP’s Board of Directors was composed of an equal number of representatives from both members. The Company accounted for its interest in CPMCP as a non-consolidated affiliate using the equity method of accounting.

      Both the Company and MCP owned and operated their respective production facilities and sold all U.S. production of certain designated sweeteners to CPMCP for exclusive distribution in the United States. Additionally, any designated sweetener production from the Company’s operations in Canada and Mexico that

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was sold in the U.S. was distributed through CPMCP. Sales to CPMCP were made at predetermined market-related prices.

      Sales to CPMCP were recognized at the time title to the goods and all risks of ownership transferred to CPMCP. The Company eliminated 100 percent of the profit associated with sales to CPMCP until the risk of ownership and title to the product passed from CPMCP to its customers.

      The Company recorded its share of CPMCP’s net earnings as earnings from a non-consolidated affiliate. The amount recorded represented the Company’s allocated share of the net earnings of CPMCP, based upon the percentage of designated product volumes supplied to CPMCP by the Company as compared to the total designated product volumes supplied to CPMCP by the Company and the venture partner, MCP.

      The following table summarizes the Company’s transactions with CPMCP for the periods indicated:

	2002	2001

	(in millions)
Sales to CPMCP	$417	$416
Purchases from CPMCP	30	23
Commission expense to CPMCP	1	2
Fees and charges from CPMCP	14	14
Receivables due from CPMCP at December 31	30	36
Payables due to CPMCP at December 31	2	3

      The Company believes the receivables due from CPMCP are fully recoverable.

      Summarized financial information for CPMCP is shown below:

	At December 31,

	2002	2001

	(in millions)
Current assets	$68	$100
Non-current assets	—	3

Total assets	$68	$103

Current liabilities	$53	$74
Total equity	15	29

Total liabilities and equity	$68	$103

	Year Ended
	December 31,

	2002	2001

	(in millions)
Net sales	$849	$782
Gross profit	22	38
Net income	$12	$27

Note 7 — Special Charges

      One of the Company’s continuing business strategies is to improve North American profitability. In order to remain competitive while improving margins, the Company implemented a restructuring plan in 2002 that included the termination of approximately 200 employees throughout the three North American countries in which it operates and the cancellation of certain lease obligations. In connection with this restructuring plan, the Company recorded charges of $4.3 million during the first quarter of 2002. Of this amount, approximately

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$3.5 million represented employee severance costs and related benefits and the balance represented provisions relating to the lease obligations. The charge of $4.3 million was classified in general and administrative expenses. As of December 31, 2002, all of the employee terminations under the restructuring plan were completed and the restructuring accrual was fully utilized.

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

Note 8 — Financial Instruments, Derivatives and Hedging Activities

Fair value of financial instruments:

      The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. The fair value of the Company’s long-term debt is estimated by discounting the future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities. Based on market quotes of the yields at which the Company could issue debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long-term debt, at December 31, 2002 and 2001, was $552 million and $594 million, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company maintains a commodity-price risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. For example, the manufacturing of the Company’s products requires a significant volume of corn and natural gas. Price fluctuations in corn and natural gas cause market values of corn inventory to differ from its cost and the actual purchase price of corn and natural gas to differ from anticipated prices.

      The Company periodically enters into futures and option contracts for a portion of its anticipated corn and natural gas usage over the next twelve months, in order to hedge the price risk associated with fluctuations in market prices. The contracts limit the unfavorable effect that price increases will have on corn and natural gas purchases. All of the Company’s futures and option contracts have been designated as cash flow hedges.

      Unrealized gains and losses associated with marking the corn and natural gas futures and option contracts to market are recorded as a component of other comprehensive income (loss) and included in the stockholders’ equity section of the Consolidated Balance Sheets as part of accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the month in which the related corn or natural gas is used or in the month a hedge is determined to be ineffective.

      The Company assesses the effectiveness of a hedge with a corn or natural gas futures or option contract based on changes in the contract’s intrinsic value. The changes in the market value of such contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in the price of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are not significant.

      The Company assesses its exposure to variability in interest rates by continually identifying and monitoring changes in interest rates that may adversely impact future cash flows and the fair value of existing debt instruments, and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company’s outstanding and forecasted debt obligations as well as the Company’s offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including sensitivity analysis, to estimate the expected impact of changes in interest rates on the fair value of the Company’s outstanding and forecasted debt instruments.

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

      The Company has designated the interest rate swap agreements as hedges of the changes in fair value of the fixed-rate debt obligation attributable to changes in interest rates. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability in the fair value of outstanding fixed-rate, long-term debt obligations are reported in earnings. These amounts offset the gain or loss (that is, the change in fair value) of the hedged fixed-rate debt instrument that is attributable to changes in interest rates (that is, the hedged risk) which is reflected as an adjustment to the carrying amount of the fixed-rate debt obligation and also recognized currently in earnings. The net gain or loss recognized in earnings during 2002 representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness was not significant.

      At December 31, 2002, the Company’s accumulated other comprehensive income (loss) account included $10 million of unrealized losses, net of a $4 million tax benefit, related to derivative instruments that hedge the anticipated cash flows from future transactions, which are expected to be recognized in earnings within the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives losses to earnings include the sale of finished goods inventory that includes previously hedged purchases of raw corn. There were no cash flow hedges discontinued during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Financing Arrangements

      The Company had total debt outstanding of $600 million and $756 million at December 31, 2002 and 2001, respectively. Short-term borrowings at December 31, 2002 consist primarily of amounts outstanding under various unsecured local country operating lines of credit.

      Short-term borrowings consist of the following at December 31:

	2002	2001

	(in millions)
Borrowings in various currencies (at rates of 2.5% — 26.5%)	$72	$154
Current portion of long-term debt	12	290

Total short-term borrowings	$84	$444

      On October 15, 2002, the Company entered into a new three-year $125 million revolving credit agreement (the “Revolving Credit Agreement”). The Revolving Credit Agreement replaced the Company’s previously existing $340 million revolving credit agreement, which has been terminated. In 1999, the Company filed a shelf registration with the Securities and Exchange Commission for borrowings of up to $600 million and issued $200 million of 8.45 percent senior notes thereunder. In 2002, the Company issued a total of $255 million of five-year 8.25 percent senior notes under the shelf registration. The Company can issue an additional $145 million of debt under the shelf registration.

      Long-term debt consists of the following at December 31:

	2002	2001

	(in millions)
U.S. revolving credit facility borrowings, due 2005 (interest at 2.33% in 2001)	$—	$277
8.45% senior notes, due 2009	198	200
8.25% senior notes, due 2007	253	—
Korean term loans, due 2003 — 2004, (at rates of 5.5% — 9.1%)	51	62
Canadian term loans, due 2005 (at rates of 4.3% — 4.4%)	25	57
Others, due in varying amounts through 2008, fixed and floating interest rates ranging from 5.9% — 7.4%	1	6

Total	$528	$602

Less current maturities	12	290

Long-term debt	$516	$312

      Maturities of long-term debt are $12 million in 2003, $46 million in 2004, $19 million in 2005, nil in 2006, $255 million in 2007 and $200 million thereafter.

      On March 14, 2002, the Company entered into interest rate swap agreements to take advantage of the current interest rate environment by effectively converting the interest rate associated with the Company’s 8.45 percent $200 million senior notes due 2009 to a variable rate. These agreements involve the exchange of fixed rate payments (at 8.45 percent) for variable rate payments on $200 million of notional principal without the exchange of the underlying face amount. Under the terms of the agreements, the Company receives fixed rate payments and makes variable rate payments based on the six-month U.S. dollar LIBOR rate plus a spread. The fair value of these interest rate swap agreements at December 31, 2002 ($27 million) is reflected in the Consolidated Balance Sheet as an offset to the increase in the fair value of the hedged debt obligation. Interest rate differentials to be paid or received under these agreements are recognized as adjustments to interest expense using the accrual method. The Company does not hold or issue interest rate swap agreements for trading purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Leases

      The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense under operating leases was $21.9 million, $21.1 million and $20.4 million in 2002, 2001 and 2000, respectively. Minimum lease payments due on leases existing at December 31, 2002 are shown below:

Year	Minimum Lease Payment

(in millions)
2003	$16.5
2004	11.7
2005	9.7
2006	8.2
2007	7.9
Balance thereafter	19.4

Note 11 — Income Taxes

      The components of income before income taxes and the provision for income taxes are shown below:

	2002	2001	2000

	(in millions)
Income (loss) before income taxes:
United States	$22	$(9)	$(10)
Outside the United States	95	111	112

Total	$117	$102	$102

Provision for income taxes:
Current tax expense
U.S. federal	$10	$2	$1
State and local	4	2	1
Foreign	34	30	19

Total current	$48	$34	$21

Deferred tax expense (benefit)
U.S. federal	$(8)	$(6)	$(4)
State and local	(1)	(1)	(1)
Foreign	3	9	20

Total deferred	$(6)	$2	$15

Total provision	$42	$36	$36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2002 and 2001, are attributable to:

	2002	2001

	(in millions)
Deferred tax liabilities attributable to:
Plants and properties	$163	$186
Other	—	13

Total gross deferred tax liabilities	163	199

Deferred tax assets attributable to:
Employee benefit reserves	12	14
Pensions	4	3
Hedging/derivative contracts	6	11
Other	19	13

Total gross deferred tax assets	41	41

Valuation allowance	(8)	(8)

Net deferred tax assets	33	33

Total net deferred tax liabilities	$130	$166

      The Company maintained a valuation allowance of $8 million at December 31, 2002 and 2001, as it is management’s belief that it is more likely than not that certain foreign net operating loss carry forwards and tax credits will not be fully utilized to offset taxable income before they expire.

      A reconciliation of the federal statutory tax rate to the Company’s effective tax rate follows:

	2002	2001	2000

Provision for tax at U.S. statutory rate	35.0%	35.0%	35.0%
Taxes related to foreign income	0.3	(0.1)	(2.2)
State and local taxes — net	1.5	0.4	1.8
Nondeductible goodwill	—	1.0	1.1
Tax credits	(1.3)	(1.0)	—
Other items — net	0.5	(0.3)	(0.7)

Provision at effective tax rate	36.0%	35.0%	35.0%

      Provisions are made for estimated U.S. and foreign income taxes, less credits that may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $420 million of undistributed earnings of foreign subsidiaries at December 31, 2002, as such amounts are considered permanently reinvested.

Note 12 — Benefit Plans

      The Company and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of service. The Company’s general funding policy is to make contributions to the plans in amounts that are within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

levels, and the Company’s policy in those countries is to make the contribution required by the terms of the applicable plan. Domestic plan assets consist primarily of common stock, corporate debt securities and short-term investment funds.

      Domestic salaried employees are covered by a defined benefit “cash balance” pension plan, which provides benefits based on service and Company credits to the participating employees’ accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

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

      Pension plans — Net pension cost (income) consisted of the following for the years ended December 31, 2002, 2001 and 2000:

	U.S. Plans			Non-U.S. Plans

	2002	2001	2000	2002	2001	2000

	(in millions)
Service cost	$2	$2	$2	$1	$2	$1
Interest cost	3	4	4	4	3	3
Expected return on plan assets	(3)	(5)	(6)	(4)	(4)	(4)
Credit due to salaried voluntary severance program	—	—	(2)	—	—	—

Net pension cost	$2	$1	$(2)	$1	$1	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The changes in benefit obligations and plan assets during 2002 and 2001, as well as the funded status and the amounts recognized in the Company’s consolidated balance sheets related to the Company’s pension plans at December 31, 2002 and 2001, were as follows:

			Non-U.S.
	U.S. Plans		Plans

	2002	2001	2002	2001

	(in millions)
Benefit obligation
At January 1	$53	$52	$55	$55
Service cost	2	2	1	2
Interest cost	3	4	4	3
Benefits paid	(5)	(1)	(2)	(2)
Actuarial (gain) loss	(3)	4	1	—
Settlements	—	(9)	—	—
Amendments	—	1	—	—
Foreign currency translation	—	—	1	(3)

Benefit obligation at December 31	$50	$53	$60	$55

Fair value of plan assets
At January 1	$42	$55	$52	$56
Actual return on plan assets	(2)	(4)	(1)	1
Employer contributions	—	1	2	1
Benefits paid	(5)	(10)	(2)	(3)
Foreign currency translation	—	—	1	(3)

Fair value of plan assets at December 31	$35	$42	$52	$52

Funded status	$(15)	$(11)	$(8)	$(3)
Unrecognized net actuarial loss (gain)	—	(3)	13	7
Unrecognized prior service cost	3	4	1	1

Net prepaid pension asset (liability)	$(12)	$(10)	$6	$5

      The above information includes cost and funded status data related to the Company’s nonqualified pension plans. For these nonqualified plans, the projected benefit obligation exceeded the fair value of plan assets by $6 million and $4 million as of December 31, 2002 and December 31, 2001, respectively. Also, the accumulated benefit obligation exceeded the fair value of these plan assets by $5 million as of December 31, 2002 and $4 million as of December 31, 2001. For qualified plans in the U.S., the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $8 million and by $10 million, respectively, as of December 31, 2002. As of December 31, 2001, the projected benefit obligation and accumulated benefit obligation for these same plans exceeded the fair value of plan assets by $7 million and $4 million, respectively. The Company recognized an additional minimum liability of $4 million at December 31, 2002 related to an under-funded plan. In connection with the recognition of this minimum liability, the Company recorded an intangible asset of $3 million and a charge to other comprehensive income of $1.0 million ($0.6 million, net of deferred income taxes of $0.4 million). The minimum pension liability will change from year to year as a result of revisions to actuarial assumptions, experience gains or losses and settlement rate changes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following weighted average assumptions were used to determine the Company’s obligations under the pension plans:

	U.S. Plans			Non-U.S. Plans

	2002	2001	2000	2002	2001	2000

Discount rate	6.75%	7.5%	8.0%	6.5%	6.5%	6.5%
Rate of compensation increase	3.75%	4.5%	5.0%	4.5%	4.5%	4.5%
Expected return on plan assets	8.25%	9.0%	9.5%	8.5%	8.5%	8.5%

      The Company and certain of its subsidiaries also maintain defined contribution plans. The Company makes matching contributions to these plans based on a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $4.3 million, $5.5 million and $5.6 million in 2002, 2001 and 2000, respectively.

      Postretirement benefit plans — Net postretirement benefit costs consisted of the following for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

	(in millions)
Service cost	$1	$1	$1
Interest cost	2	2	1
Curtailment gain on divestiture of Enzyme Bio-Systems	(1)	—	—
Charge related to voluntary separation program	—	—	2

Net postretirement benefit costs	$2	$3	$4

      The Company’s postretirement benefit plans currently are not funded. The changes in the benefit obligations of the plans during 2002 and 2001, and the amounts recognized in the Company’s consolidated balance sheets at December 31, 2002 and 2001, were as follows:

	2002	2001

	(in millions)
Accumulated postretirement benefit obligation
At January 1	$29	$26
Service cost	1	1
Interest cost	2	2
Actuarial (gain) loss	1	(1)
Benefits paid	(1)	—
Amendments	—	1
Curtailments	(1)	—

Benefit obligation at December 31	$31	$29
Unrecognized net actuarial (loss) gain	(3)	2
Unrecognized prior service cost	1	(2)

Accrued postretirement benefit costs	$29	$29

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cost for the year then ended of $0.4 million. The accumulated postretirement benefit obligation for U.S. plans was determined using an assumed discount rate of 6.75 percent and 7.5 percent at December 31, 2002 and 2001, respectively. The accumulated postretirement benefit obligation at December 31, 2002 and 2001, for Canadian plans was determined using an assumed discount rate of 6.5 percent.

Note 13 — Supplementary Information

      Balance Sheet — Supplementary information is set forth below:

	At December 31,

	2002	2001

	(in millions)
Accounts receivable — net:
Accounts receivable — trade	$193	$234
Accounts receivable — other	59	52
Allowance for doubtful accounts	(8)	(7)

Total accounts receivable — net	$244	$279

Inventories:
Finished and in process	$89	$91
Raw materials	76	75
Manufacturing supplies	29	35

Total inventories	$194	$201

Accrued liabilities:
Compensation expenses	$19	$11
Dividends payable	4	4
Accrued interest	18	8
Accrued income taxes	15	14
Taxes payable other than income taxes	20	14
Other	23	37

Total accrued liabilities	$99	$88

Non-current liabilities:
Employees’ pension, indemnity, retirement, and other	$67	$48
Other non-current liabilities	1	2

Total non-current liabilities	$68	$50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income Statement — Supplementary information is set forth below:

	Year Ended
	December 31,

	2002	2001	2000

	(in millions)
Earnings from non-consolidated affiliates and other income:
Earnings from non-consolidated affiliates	$7	$14	$3
Gain from sale of EBS	8	—	—
Gain from dissolution of CPMCP	3	—	—
Gain from cancellation of long-term obligation	—	3	—
Other	2	4	6

Total earnings from non-consolidated affiliates and other income	$20	$21	$9

Financing costs:
Interest expense	$39	$59	$59
Interest income	(2)	(3)	(4)
Foreign currency transaction losses (gains)	(1)	8	(1)

Financing costs — net	$36	$64	$54

      Statements of Cash Flow — Supplementary information is set forth below:

	Year Ended
	December 31,

	2002	2001	2000

	(in millions)
Interest paid	$29	$62	$70
Income taxes paid	47	30	34

Note 14 —	Redeemable Common Stock

      The Company has an agreement with certain common stockholders (collectively the “holder”), a representative of which serves on the Company’s Board of Directors, relating to 1,913,500 common shares that provides the holder with the right to require the Company to repurchase the underlying common shares for cash at a price equal to the average of the closing per share market price of the Company’s common stock for the 20 trading days immediately preceding the date that the holder exercises the put option. The put option is exercisable at any time until January 2010 when it expires. The holder can also elect to sell the common shares on the open market, subject to certain restrictions.

      The 1,913,500 common shares (1,843,500 shares at December 31, 2001) subject to the put option are classified as redeemable common stock in the Company’s Consolidated Balance Sheets. The carrying value of the redeemable common stock was $58 million at December 31, 2002 and $64 million at December 31, 2001, based on the average of the closing per share market prices of the Company’s common stock for the 20 trading days immediately preceding the respective balance sheet dates ($30.05 per share and $34.84 per share at December 31, 2002 and 2001, respectively). Adjustments to mark the redeemable common stock to market value are recorded directly against additional paid-in capital in the stockholders’ equity section of the Company’s Consolidated Balance Sheets.

      The Company has the right, but not the obligation, to extend the put option for an additional three years. The holder of the put option may not require the Company to repurchase less than 250 thousand shares on any single exercise of the put option and the put option may not be exercised more than once in any six month period. In the event the holder exercises the put option requiring the Company to repurchase the shares, the Company would be required to pay for the shares within 90 calendar days from the exercise date if the holder

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is selling the minimum number of shares (250,000), within a prorated time period of between 90 and 360 calendar days if the holder is selling more than the minimum number of shares not to exceed 1,764,706 shares, and within a prorated time period of between 360 and 720 calendar days for any incremental shares sold in excess of 1,764,706 up to the maximum number of shares (1,913,500). For intermediate share amounts, a pro-rata payment period would be calculated (prorated based on the number of shares exercised). Any amount due would accrue interest at the Company’s revolving credit facility rate from the date of exercise until the payment date.

Note 15 — Stockholders’ Equity

Preferred stock and stockholders’ rights plan:

      The Company has authorized 25 million shares of $0.01 par value preferred stock, of which 1 million shares were designated as Series A Junior Participating Preferred Stock for the stockholders’ rights plan. Under this plan, each share of the Company’s common stock carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if a person or group acquires or announces a tender offer that would result in the acquisition of 15 percent or more of the Company’s common stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a stockholder holding at least 15 percent of the Company’s outstanding voting securities, each full right will entitle a holder to buy a number of the acquiring company’s shares having a value of twice the exercise price of the right. Alternatively, if a 15 percent stockholder engages in certain self-dealing transactions or acquires the Company in such a manner that Corn Products International, Inc. and its common stock survive, or if any person acquires 15 percent or more of the Company’s common stock, except pursuant to an offer for all shares at a fair price, each full right not owned by a stockholder holding at least 15 percent of the Company’s outstanding voting securities may be exercised for Corn Products International, Inc. common stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 15 percent or more of its voting securities. Unless redeemed earlier, the rights will expire on December 31, 2007.

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

      On January 21, 2000, the Company’s Board of Directors authorized an increase in the stock repurchase program from the previously authorized 2 million shares to 6 million shares of common stock over a five-year period. At both December 31, 2002 and 2001, 2,549,650 shares had been repurchased under this program at a total cost of approximately $64 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Set forth below is a reconciliation of common stock share activity for the years ended December 31, 2000, 2001 and 2002.

			Redeemable
	Issued	Held in Treasury	Common Stock	Outstanding
(Shares of common stock, in thousands)
Balance at December 31, 1999	37,660	703	1,765	35,192

Issuance in connection with acquisition		(79)	79	—

Issuance of restricted stock as compensation		(100)		100

Stock options exercised		(17)		17

Purchase/acquisition of treasury stock		1,884		(1,884)

Balance at December 31, 2000	37,660	2,391	1,844	33,425
Issuance of restricted stock as compensation	—	(19)	—	19
Stock options exercised	—	(141)	—	141
Purchase/acquisition of treasury stock	—	23	—	(23)

Balance at December 31, 2001	37,660	2,254	1,844	33,562
Issuance in connection with acquisition	—	(70)	70	—
Issuance of restricted stock as compensation	—	(70)	—	70
Stock options exercised	—	(177)	—	177
Purchase/acquisition of treasury stock	—	19	—	(19)

Balance at December 31, 2002	37,660	1,956	1,914	33,790

Stock Incentive Plan:

      The Company has established a stock incentive plan for certain key employees. In addition, following the spin-off from CPC, all existing CPC stock options held by Company employees were converted to stock options to acquire Corn Products International, Inc. common stock. These stock options retained their original vesting schedules and expiration dates. The Company granted additional nonqualified options to purchase 523,400, 546,300 and 805,500 shares of the Company’s common stock during 2002, 2001 and 2000, respectively. These options are exercisable upon vesting, which occurs in 50 percent increments at the one and two-year anniversary dates of the date of grant. As of December 31, 2002, certain of these nonqualified options have been forfeited due to the termination of employees.

      In addition to stock options, the Company awards shares of restricted stock to certain key employees. The cost of these awards is being amortized to expense over the applicable restriction periods.

      The Company accounts for stock-based compensation using the intrinsic value method. Pro forma disclosures of net income and earnings per share, assuming the fair value method was used to account for stock options under SFAS 123, are provided in Note 2 of these notes to the consolidated financial statements in the section entitled “Stock-based compensation”. For purposes of making the pro forma disclosure, the estimated fair market value of stock option awards is amortized to expense over the applicable vesting period. The fair value of the stock option awards was estimated at the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 3.82 percent, 5.88 percent and 5.98 percent in 2002, 2001 and 2000; volatility factor of 1.54 percent, 1.42 percent and 8.28 percent in 2002, 2001 and 2000; and a weighted average expected life of the awards of 6.92 years, 7.4 years and 7.84 years in 2002, 2001 and 2000. A dividend yield of 1.32 percent, 1.13 percent and 1.38 percent was assumed for 2002, 2001 and 2000, respectively.

      The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of stock option and restricted stock transactions for the last three years follows:

			Weighted	Shares of
	Stock Option	Stock Option	Average	Restricted
	Shares	Price Range	Exercise Price	Stock

	(shares in thousands)
Outstanding at January 1, 2000	1,878	$13.06 to $32.31	$28.72	154
Granted	806	22.75 to 27.41	25.39	93
Exercised/vested	(17)	20.76 to 22.55	21.47	(46)
Cancelled	(114)	26.87 to 32.31	28.89	(7)

Outstanding at December 31, 2000	2,553	13.06 to 32.31	27.71	194
Granted	546	27.78 to 32.31	28.71	26
Exercised/vested	(141)	13.06 to 32.31	25.40	(31)
Cancelled	(54)	22.75 to 32.31	27.55	(19)

Outstanding at December 31, 2001	2,904	13.90 to 32.31	28.05	170
Granted	523	28.65 to 33.13	28.80	70
Exercised/vested	(177)	15.00 to 32.31	25.30	(16)
Cancelled	(100)	15.00 to 32.31	27.59	(6)

Outstanding at December 31, 2002	3,150	$13.90 to $33.13	$28.35	218

      The following table summarizes information about stock options outstanding at December 31, 2002:

		Weighted	Average		Weighted
		Average	Remaining		Average
	Options	Exercise	Contractual	Options	Exercise
Range of Exercise Prices	Outstanding	Price	Life (Years)	Exercisable	Price

	(shares in thousands)
$13.90 to 16.5650	60	$15.49	1.9	60	$15.49
16.5651 to 23.1910	381	22.15	6.1	381	22.15
23.1911 to 26.5040	107	24.03	4.1	107	24.03
26.5041 to 29.8170	1,627	28.17	8.2	881	27.69
29.8171 to 33.1300	975	32.33	5.1	957	32.31

	3,150	$28.35	6.7	2,386	$28.19

      The number of options exercisable at December 31, 2002 and 2001 was 2.4 million and 2.02 million, respectively. The weighted average fair value of options granted during 2002, 2001, and 2000 was $4.17, $7.72 and $7.05, respectively.

Note 16 — Segment Information

      The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and, prior to the December 2002 dissolution of CPMCP, its then non-consolidated equity interest in that entity. This region also included EBS until it was sold in February 2002. The Company’s South America operations include corn-refining businesses in Brazil, Argentina, Colombia, Chile, Ecuador and Uruguay. The Company’s Asia/ Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia, Thailand and Kenya. Certain operating expenses that had previously been reflected in North America operating income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are now classified as corporate expenses. Prior years’ information has been reclassified to conform to the current year presentation.

	2002	2001	2000

	(in millions)
Net sales to unaffiliated customers (a):
North America	$1,219	$1,212	$1,157
South America	401	440	460
Asia/ Africa	251	235	248

Total	$1,871	$1,887	$1,865

Operating income (b):
North America	$56	$65	$77
South America	58	68	61
Asia/ Africa	54	45	54
Corporate	(23)	(17)	(16)
Non-recurring earnings	8	5	—
Special charges	—	—	(20)

Total	$153	$166	$156

Total assets (c):
North America	$1,316	$1,430	$1,396
South America	360	489	647
Asia/ Africa	339	308	296

Total	$2,015	$2,227	$2,339

Depreciation and amortization:
North America	$80	$87	$93
South America	17	28	29
Asia/ Africa	6	12	13

Total	$103	$127	$135

Capital expenditures:
North America	$41	$52	$104
South America	16	28	28
Asia/ Africa	21	14	11

Total	$78	$94	$143

Notes:

(a)	Sales between segments for each of the periods presented are insignificant and therefore are not presented.

(b)	Includes earnings from non-consolidated affiliates accounted for under the equity method as follows: North America — $6 million and $13 million in 2002 and 2001, respectively; South America — $1 million in each of 2002, 2001 and 2000.

(c)	Includes investments in non-consolidated affiliates accounted for under the equity method as follows: North America — $13 million at December 31, 2001; South America — $3 million at December 31, 2002, $4 million at December 31, 2001 and $3 million at December 31, 2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents net sales to unaffiliated customers by country of origin for the last three years:

	Net Sales

	2002	2001	2000

	(in millions)
United States	$605	$599	$629
Mexico	332	390	359
Canada	281	224	169
Brazil	195	200	256
Korea	162	155	172
Argentina	63	100	95
Others	233	219	185

Total	$1,871	$1,887	$1,865

      The following table presents long-lived assets by country at December 31:

	Long-lived Assets

	2002	2001	2000

	(in millions)
United States	$406	$434	$446
Mexico	433	457	464
Canada	147	151	163
Brazil	88	131	145
Korea	210	186	188
Argentina	67	135	242
Others	146	158	134

Total	$1,497	$1,652	$1,782

SUPPLEMENTAL FINANCIAL INFORMATION

Unaudited Quarterly Financial Data

      Summarized quarterly financial data is as follows:

	1st Qtr		2nd Qtr	3rd Qtr	4th Qtr

	(in millions, except per share amounts)
2002
Net sales before shipping and handling costs	$458		$515	$507	$499
Less: shipping and handling costs	26		29	27	26

Net sales	$432		$486	$480	$473
Gross profit	59		72	70	66
Net income	11	*	19	17	16	**
Basic earnings per common share	$0.31	*	$0.52	$0.48	$0.46	**
Diluted earnings per common share	$0.31	*	$0.52	$0.48	$0.46	**

*	Includes a $5 million ($3 million, net of tax, or $0.08 per diluted common share) gain primarily related to the sale of EBS, net of restructuring charges.

**	Includes a $3 million ($2 million, net of tax, or $0.06 per diluted common share) gain from the dissolution of CPMCP.

	1st Qtr	2nd Qtr	3rd Qtr		4th Qtr

	(in millions, except per share amounts)
2001
Net sales before shipping and handling costs	$499	$521	$506		$508
Less: shipping and handling costs	44	39	32		32

Net sales	$455	$482	$474		$476
Gross profit	75	73	84		67
Net income	13	15	20	*	9	**
Basic earnings per common share	$0.36	$0.43	$0.55	*	$0.26	**
Diluted earnings per common share	$0.36	$0.43	$0.55	*	$0.26	**

*	Includes net non-recurring income of $5 million ($3.5 million, net of tax, or $0.10 per diluted common share) relating to a value-added tax refund, net of certain one-time charges.

**	Includes a $7 million ($4.6 million, net of tax, or $0.13 per common share) foreign currency transaction loss, related to the January 6, 2002 devaluation of the Argentine peso.

Common Stock Market Prices and Dividends

      The Company’s common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

2002
Market price range of common stock
High	$34.04	$34.42	$31.23	$30.90
Low	26.64	29.69	23.68	27.11
Close	31.87	30.90	28.65	30.13
Dividends declared per common share	$0.10	$0.10	$0.10	$0.10

2001
Market price range of common stock
High	$29.19	$32.00	$33.64	$37.00
Low	24.85	24.50	27.65	27.30
Close	25.66	32.00	28.73	35.25
Dividends declared per common share	$0.10	$0.10	$0.10	$0.10

      The number of shareholders of the Company’s stock at December 31, 2002 was approximately 11,600.

Ten-Year Financial Highlights*

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

	(in millions, except per share amounts)
Summary of operations
Net sales	$1,871	$1,887	$1,865	$1,735	$1,448	$1,418	$1,524	$1,387	$1,385	$1,243
Net income (loss) as previously reported	63	57	48	77	43	(75)	23	135	100	99
Adjustment for effect of a change in accounting for inventories	—	—	—	(3)	—	(1)	2	1	(2)	2
Net income (loss) as adjusted	63	57	48	74	43	(76)	25	136	98	101
Basic earnings (loss) per common share:
Net income (loss) as previously reported	$1.78	$1.60	$1.35	$2.06	$1.19	$(2.10)	$0.64	$3.79	$2.81	$2.78
Adjustment for effect of a change in accounting for inventories	—	—	—	(0.08)	(0.01)	(0.03)	0.06	0.03	(0.06)	0.06
Net income (loss) as adjusted	$1.78	$1.60	$1.35	$1.98	$1.18	$(2.13)	$0.70	$3.82	$2.75	$2.84
Cash dividends declared per common share	$0.40	$0.40	$0.40	$0.36	$0.16	—	—	—	—	—

Balance sheet data
Working capital	$138	$(120)	$69	$104	$46	$(83)	$151	$33	$113	$44
Property, plant and equipment-net	1,154	1,293	1,407	1,349	1,298	1,057	1,057	920	830	792
Total assets	2,015	2,227	2,339	2,217	1,956	1,676	1,676	1,315	1,214	1,121
Total debt	600	756	720	544	404	350	350	363	294	209
Redeemable common stock**	58	64	47	57	50	—	—	—	—	—
Stockholders’ equity**	770	793	913	973	1,009	992	1,033	606	555	491
Shares outstanding, year end	35.7	35.4	35.3	36.9	37.6	35.6	—	—	—	—

Statistical data
Depreciation and amortization	$103	$127	$135	$122	$95	$95	$88	$82	$80	$78
Capital expenditures	78	94	143	162	91	100	192	188	145	122
Maintenance and repairs	72	82	78	84	67	69	61	65	65	57
Total employee costs	187	194	195	192	131	142	170	164	149	177

*	All periods prior to 2000 have been retroactively restated to reflect the change in accounting for inventories effective January 1, 2000.

**	Amounts have been restated to reflect the reclassification of redeemable common stock from stockholders’ equity for periods from 1998 through 2002.

      Note: 1997 and prior per share amounts are pro forma and have been computed by dividing net income (loss) by the shares outstanding, which were 35.6 million at December 31, 1997, the spin-off and distribution date. For the purpose of this calculation, the shares outstanding at December 31, 1997 were assumed to be outstanding for all periods prior.