Form 10-K, Exhibit 13
period 2003-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2004-03-12
CIK 1046257

EXHIBIT 13.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW AND OUTLOOK

We are one of the world’s largest corn refiners and a major supplier of high-quality food ingredients and industrial products derived from the wet milling and processing of corn and other starch-based materials. Our starches, sweeteners and other products serve as ingredients to more than sixty industries throughout the world. The corn refining industry is highly competitive. Many of our products are viewed as commodities that compete with virtually identical products manufactured by other companies in the industry. However, we have twenty-seven manufacturing plants located throughout North America, South America and Asia/Africa and we manage and operate our businesses at a local level. We believe this approach provides us with a unique understanding of the cultures and product requirements in each of the geographic markets in which we operate, bringing added value to our customers. Our sweeteners are found in products such as baked goods, candies, chewing gum, soft drinks and beer. Our starches are a staple of the food, paper, textile, and corrugating industries.

Critical success factors in our business include managing our significant manufacturing costs, including corn and utilities. In addition, due to our global operations we are exposed to fluctuations in foreign currency exchange rates, as well as to changes in interest rates. We use derivative financial instruments, when appropriate, for the purpose of minimizing the risks and/or costs associated with fluctuations in commodity prices, foreign exchange rates and interest rates. Also, the corn wet milling industry is capital intensive and requires that we generate significant cash flow on a yearly basis in order to selectively reinvest in the business and grow organically, as well as through strategic acquisitions and alliances. We utilize certain key metrics relating to working capital, debt and return on capital employed to monitor our progress toward achieving our strategic business objectives (see section entitled “Key Performance Metrics”).

The year 2003 was a very successful one for Corn Products International, Inc. as net sales, operating income, net income and earnings per share grew substantially over 2002. We also generated increased operating cash flows that we used to grow our business, increase our dividend, pay down debt and enhance our liquidity. Additionally, we made significant progress toward our goal of earning returns that meet and ultimately exceed our cost of capital.

In North America, operating income rose 21 percent from a year ago primarily due to significantly higher earnings in the United States. We continue to work towards a repeal of the discriminatory tax in Mexico on beverages sweetened with high fructose corn syrup (“HFCS”), which has adversely affected our operating results and cash flows in that country (see section entitled “Mexican Tax on Beverages Sweetened With HFCS”). In South America, operating income increased 43 percent, reflecting earnings growth in the Southern Cone of South America and Brazil. In Asia/Africa, operating income was flat as sales volume growth and favorable currency translation effects were offset by weaker price/product mix, a $1 million asset write-down associated with the Company’s transfer of its manufacturing facility from Malaysia to Thailand and start-up costs associated with the new glucose channel in Thailand.

In 2004, we plan to continue to focus on increasing our profitability and cash flow through business growth, cost reduction and gaining operating efficiencies across our global operations, while maintaining a strong balance sheet. We anticipate that operating income for 2004 will grow over 2003, although we do not expect that the rates of growth in North America and South America will be as strong as those achieved in 2003. We currently believe that 2004 net income will improve over 2003.

RESULTS OF OPERATIONS

2003 COMPARED TO 2002

NET INCOME. Net income for 2003 increased 21 percent to $76 million, or $2.11 per diluted common share, from 2002 net income of $63 million, or $1.77 per diluted common share. The 2002 results include $8 million ($5 million after-tax) of net non-recurring earnings consisting primarily of a gain from the sale of a business unit, net of certain one-time charges, and the impact from the December 2002 dissolution of CornProductsMCP Sweeteners LLC (“CPMCP”).

The increase in net income for 2003 over 2002 primarily reflects significantly improved operating income in South America and North America, which more than offset increased corporate expenses, higher financing costs and an increase in the provision for income taxes. A reduction in the minority interest in earnings also contributed to the improvement in net income.

NET SALES. Net sales for 2003 increased to $2.10 billion from $1.87 billion in 2002, as sales grew in each of our regions.

A summary of net sales by geographic region is shown below:

			Increase
(in millions)	2003	2002	(Decrease)	% Change
North America	$1,329	$1,219	$110	9%
South America	495	401	94	23%
Asia/Africa	278	251	27	11%

Total	$2,102	$1,871	$231	12%

The increase in net sales reflects selling price/product mix improvement of 9 percent, 2 percent volume growth and a 1 percent increase from currency translation attributable to stronger foreign currencies relative to the U.S. dollar.

Sales in North America increased 9 percent, reflecting a 7 percent price/product mix improvement and a 2 percent increase associated with currency translation attributable to a stronger Canadian dollar. Volume in the region was relatively unchanged from 2002. Sales in South America increased 23 percent driven by price/product mix improvement of 22 percent and 7 percent volume growth, partially offset by a 6 percent reduction attributable to weaker local currencies. Sales in Asia/Africa increased 11 percent, reflecting 7 percent volume growth, due in part to the start-up of our Thailand operation, and a 4 percent improvement attributable to stronger local currencies. Price/product mix in the region was down slightly from 2002.

COST OF SALES. Cost of sales for 2003 increased 11 percent to $1.78 billion from $1.60 billion in 2002. The increase was principally due to higher corn costs and improved volumes. Our gross profit margin for 2003 rose to 15 percent from 14 percent last year, primarily reflecting improved operating margins in South America as we recovered strongly from the economic volatility of 2002. Improved operating margins in North America, reflecting higher product selling prices and cost reductions attributable to prior year restructuring activities, also contributed to the increased gross profit margin for the Company.

SELLING, GENERAL and ADMINISTRATIVE EXPENSES. Selling, general and administrative (“SG&A”) expenses for 2003 increased 11 percent to $149 million from $134 million in 2002, due primarily to higher insurance premiums, increased compensation-related expenses and increased corporate governance costs associated with the implementation of the provisions of the Sarbanes-Oxley Act of 2002. SG&A expenses for 2002 included $3 million of non-recurring costs. SG&A expenses for 2003 represented 7 percent of net sales, consistent with the prior year.

EARNINGS FROM NON-CONSOLIDATED AFFILIATES AND OTHER INCOME (EXPENSE). Earnings from non-consolidated affiliates and other income (expense) for 2003 decreased $21 million from 2002, primarily reflecting a reduction in earnings from non-consolidated affiliates attributable to the cessation of CPMCP, various asset write-downs aggregating $3 million in 2003, and the recording in 2002 of an $8 million gain from the sale of Enzyme-Bio Systems Ltd. and a $3 million gain from the dissolution of CPMCP.

OPERATING INCOME. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
(in millions)	2003	2002	Variance	% Change
North America	$68	$56	$12	21%
South America	83	58	25	43%
Asia/Africa	54	54	—	—
Corporate expenses	(31)	(23)	(8)	(35)%

Total	$174	$145	$29	20%
Non-recurring items, net	—	8	(8)	(100)%

Operating income	$174	$153	$21	14%

Operating income for 2003 increased 14 percent to $174 million from $153 million in 2002, driven by substantial earnings growth in North America and South America. North America operating income increased 21 percent from a year ago primarily due to significantly higher earnings in the United States where operating margins benefited from higher product selling prices and cost reduction programs. Additionally, increased operating income for Mexico also contributed to the improved North American operating results, although to a lesser extent. The earnings increase in Mexico occurred despite that country’s continuing tax on beverages sweetened with HFCS. See also section entitled “Mexican Tax on Beverages Sweetened with HFCS.” South America operating income increased 43 percent reflecting earnings growth in the Southern Cone of South America and Brazil, as we recovered strongly from the difficult economic conditions and currency devaluations experienced in 2002. Asia/Africa operating income was flat as volume growth and favorable translation effects attributable to stronger local currencies were offset by weaker price/product mix, a $1 million asset write-down associated with the transfer of our manufacturing facility from Malaysia to Thailand and start-up costs pertaining to our new glucose channel in Thailand.

FINANCING COSTS. Financing costs increased to $39 million in 2003 from $36 million in 2002. The increase primarily reflects higher interest rates associated with our 2002 debt refinancing to extend maturities. Reduced average indebtedness partially offset the impact of the higher interest rates.

PROVISION FOR INCOME TAXES. Our effective income tax rate was 36 percent in 2003, unchanged from 2002.

MINORITY INTEREST IN EARNINGS. Minority interest in earnings declined to $10 million in 2003 from $12 million in 2002. The decrease primarily reflects the effects of our purchases of the minority interest in our now wholly-owned Mexican and Southern Cone of South America businesses, partially offset by increased earnings in Pakistan.

COMPREHENSIVE INCOME (LOSS). We recorded comprehensive income of $151 million in 2003, as compared to a comprehensive loss of $22 million in 2002. The improvement is mainly attributable to favorable variances in the currency translation adjustment, and to a lesser extent, gains from cash flow hedges and increased net income. The favorable variance in the currency translation adjustment primarily reflects the effects of stronger local currencies, particularly in South America.

2002 COMPARED TO 2001

NET INCOME. Net income for 2002 increased 11 percent to $63 million, or $1.77 per diluted common share, from 2001 net income of $57 million, or $1.60 per diluted common share. The 2002 results include $8 million ($5 million after-tax) of net non-recurring earnings consisting primarily of a gain from the sale of a business unit, net of certain one-time charges, and the impact from the dissolution of CPMCP. The non-recurring earnings include an $8 million pretax gain from the February 2002 sale of Enzyme-Bio Systems Ltd. (“EBS”) and $3 million of net non-recurring earnings related to the dissolution of CPMCP, partially offset by $4 million of charges principally related to workforce reductions in North America. Additionally, a one-time gain of $1 million resulting from the curtailment of certain benefit costs pertaining to the EBS sale and workforce reduction was recorded. The 2001 results include $5.4 million ($3.5 million after-tax) of net non-recurring earnings related to a value-added tax refund net of certain one-time charges. The increase in net income for 2002 over 2001 primarily reflects significantly lower financing costs and, to a lesser extent, the discontinuation of goodwill amortization which more than offset a reduction in operating income mainly attributable to lower earnings in North America and South America and an increase in minority interest. Results for 2001 include goodwill amortization expense of $12 million ($8 million after-tax), or $0.21 per diluted share. We discontinued amortization of goodwill following the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

NET SALES. Net sales for 2002 declined slightly to $1.87 billion from $1.89 billion in 2001, as decreased sales in South America more than offset increased sales in Asia/Africa and North America.

A summary of net sales by geographic region is shown below:

			Increase
(in millions)	2002	2001	(Decrease)	% Change
North America	$1,219	$1,212	$7	1%
South America	401	440	(39)	(9)%
Asia/Africa	251	235	16	7%

Total	$1,871	$1,887	$(16)	(1)%

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

COST OF SALES AND OPERATING EXPENSES. Cost of sales for 2002 increased 1 percent to $1.60 billion from $1.59 billion in 2001. Excluding the effect of certain non-recurring items from 2001 (for comparability purposes), cost of sales for 2002 was flat as compared with the prior year, while gross profit margin declined to 14 percent from 15 percent in 2001. The lower gross profit percentage principally reflects reduced operating margins mainly due to the HFCS tax issue in Mexico and economic weakness in Brazil.

SG&A expenses for 2002 decreased to $134 million from $154 million in 2001, due primarily to the discontinuation of goodwill amortization in 2002. We recorded $12 million of goodwill amortization in 2001. SG&A expenses included non-recurring costs of $3 million and $5 million in 2002 and 2001, respectively. Excluding the effect of these non-recurring items and goodwill amortization (for comparability purposes), SG&A expenses for 2002 represented 7.0 percent of net sales, down from 7.2 percent in 2001. This decrease principally reflects cost reductions in North America and lower expenses in South America attributable to weaker local currencies.

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

OPERATING INCOME. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
(in millions)	2002	2001	Variance	% Change
North America	$56	$65	$(9)	(14)%
South America	58	68	(10)	(15)%
Asia/Africa	54	45	9	20%
Corporate expenses	(23)	(17)	(6)	(35)%

Total	$145	$161	$(16)	(10)%
Non-recurring items, net	8	5	3	60%

Operating income	$153	$166	$(13)	(8)%

Operating income for 2002 decreased 8 percent to $153 million from $166 million in 2001. Excluding the net non-recurring earnings from both years and goodwill amortization from the 2001 period, operating income decreased 16 percent from 2001, reflecting significantly lower earnings in North America and South America. North America operating income for 2002 decreased 14 percent from 2001, as significantly lower results for Mexico due to the imposition of the Mexican HFCS tax more than offset earnings improvements throughout the rest of the region. Excluding goodwill amortization from 2001 (for comparability purposes), operating income in North America for 2002 dropped 18 percent from 2001. South America operating income for 2002 fell 15 percent, primarily due to the difficult economic conditions and weaker currencies throughout the region, particularly in Brazil. Excluding goodwill amortization from 2001 results (for comparability purposes), operating income in South America declined 16 percent from the prior year. Asia/Africa operating income for 2002 increased 20 percent from the prior year largely due to the discontinuation of goodwill amortization. Excluding goodwill amortization (for comparability purposes), Asia/Africa operating income for 2002 was up 3 percent from 2001, primarily reflecting stronger local currencies and increased volume.

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

MINORITY INTEREST IN EARNINGS. Minority interest in earnings increased to $12 million in 2002 from $9 million in 2001. The increase primarily reflects improved earnings in the Southern Cone of South America and Korea, which more than offset a reduction in minority interest attributable to our increased ownership in Compania Proveedora de Ingredientes, S.A. de C.V. (“CP Ingredientes”), formerly Arancia Corn Products, S.A. de C.V. CP Ingredientes became a wholly-owned subsidiary on March 4, 2002.

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

MEXICAN TAX ON BEVERAGES SWEETENED WITH HFCS

On January 1, 2002, a discriminatory tax on beverages sweetened with high fructose corn syrup (“HFCS”) approved by the Mexican Congress late in 2001, became effective. In response to the enactment of the tax, which effectively ended the use of HFCS for beverages in Mexico, we ceased production of HFCS 55 at our San Juan del Rio plant, one of our four plants in Mexico. As of December 31, 2003 the tax continues in place, although we resumed limited sales of HFCS to certain beverage customers during 2003.

We are disappointed with the Mexican Congress’ failure to repeal the tax and we continue to explore all options for resolving the situation and minimizing any potential long-term negative financial impact that might occur. We continue to engage in discussions regarding the matter with both U.S. and Mexican government trade officials. Since the imposition of the tax, these officials have implied on several occasions that a resolution of the matter is expected. We continue to support the ongoing bilateral trade efforts between individual groups representing interests in both the United States and Mexico to resolve the HFCS issue. Although we are hopeful that this matter will ultimately be resolved, we cannot predict with any certainty the likelihood or timing of repeal of the tax. In the meantime, we are attempting to mitigate the negative effects of the tax on HFCS demand in Mexico by continuing to explore other markets for our HFCS production capability in and around Mexico. We have also restructured our Mexican operations in an effort to improve efficiency and reduce operating costs. On October 21, 2003, we submitted an arbitration claim against the Government of Mexico under the provisions of the North American Free Trade Agreement (“NAFTA”). The claim is for approximately $325 million as compensation for past and potential lost profits and other damages arising from the Government of Mexico’s imposition of the discriminatory tax on beverages containing HFCS.

Until there is a repeal of the tax, we expect that we will be unable to make any significant sales of HFCS to the beverage industry in Mexico and our operating results and cash flows will continue to be adversely affected. See also section entitled “Critical Accounting Policies and Estimates.”

LIQUIDITY & CAPITAL RESOURCES

At December 31, 2003, our total assets were $2.21 billion, up from $2.07 billion at December 31, 2002. This increase primarily reflects translation effects associated with stronger foreign currencies relative to the U.S. dollar, particularly in South America and Canada, and the recording of $37 million of goodwill related to our purchase of the minority interest in our Southern Cone of South America businesses. Stockholders’ equity increased to $911 million at December 31, 2003 from $770 million at December 31, 2002, principally due to favorable currency translation effects and higher net income.

At December 31, 2003, we had total debt outstanding of $550 million, compared to $600 million at December 31, 2002. The debt outstanding includes $255 million (face amount) of 8.25 percent senior notes due 2007, $200 million (face amount) of 8.45 percent senior notes due 2009 and $42 million of current maturities of consolidated subsidiary long-term debt. We also have $56 million of consolidated subsidiary short-term borrowings outstanding. Corn Products International, as the parent company, guarantees the indebtedness of certain of its consolidated subsidiaries, which aggregated $32 million at December 31, 2003. Management believes that such consolidated subsidiaries will meet their financial obligations as required.

The principal source of our liquidity comes from our internally generated cash flow, which we supplement as necessary with our ability to borrow on our bank lines and to raise funds in both the debt and equity markets. We have a $150 million revolving credit facility that extends to October 15, 2006, and under which there were no outstanding borrowings at December 31, 2003. In addition, we currently have a shelf registration statement on file under which we may issue an additional $145 million of debt. We also have approximately $300 million of unused operating lines of credit in the various foreign countries in which we operate.

The weighted average interest rate on total Company indebtedness was approximately 6.1 percent and 5.4 percent for 2003 and 2002, respectively. The Company has interest rate swap agreements that effectively convert the interest rate associated with the Company’s 8.45 percent senior notes to a variable interest rate. The fair value of these agreements approximated $22 million and $27 million at December 31, 2003 and 2002, respectively.

NET CASH FLOWS

A summary of operating cash flows is shown below:

(in millions)	2003	2002
Net income	$76	$63
Depreciation	101	103
Earnings from non-consolidated affiliates	(1)	(7)
Gain on sale of business	—	(8)
Gain on dissolution of business	—	(3)
Foreign currency transaction gains	—	(1)
Deferred income taxes	4	(6)
Minority interest in earnings	10	12
Changes in working capital	49	65
Other	(3)	(12)

Cash provided by operations	$236	$206

Cash provided by operations increased to $236 million in 2003 from $206 million last year, principally due to improved earnings. We generated $49 million of cash from changes in working capital in 2003, primarily reflecting improved accounts payable processing, as our working capital management program continued to contribute to our cash flow growth. The cash provided by operations was used primarily to fund capital expenditures and investments, reduce indebtedness and pay dividends. Listed below are the Company’s primary investing and financing activities for 2003 (in millions):

Capital expenditures	$83
Payments for acquisitions	48
Dividends paid (including dividends to minority interest shareholders)	20
Payments on debt	65

On March 27, 2003, we increased our ownership in our Southern Cone of South America businesses to 100 percent by purchasing an additional 27.76 percent ownership interest from the minority interest shareholders. The Company paid $53 million to acquire the additional ownership interest, consisting of $45 million in cash and the issuance of 271 thousand shares of common stock valued at $8 million. Goodwill of approximately $37 million was recorded. The decline in the minority interest in subsidiaries on our consolidated balance sheet from $93 million at December 31, 2002 to $78 million at December 31, 2003 reflects this transaction.

We currently anticipate that capital expenditures for 2004 will approximate $90 million. Included in this estimate are expenditures relating to our previously announced proposed $100 million capital project at our Argo plant located in Bedford Park, Illinois. The proposed project will include the shutdown and replacement of the plant’s three current coal-fired boilers with one environmentally sound coal-fired boiler. This project will also reduce the plant’s emissions as well as provide more efficient and effective energy production. An application requesting the issuance of a construction permit was submitted to the Illinois Environmental Protection Agency (“IEPA”) in September. Pending receipt of an IEPA permit, ground breaking on the project is anticipated to occur in the second half of 2004 and the project is expected to be completed in the second quarter of 2006.

We expect that our operating cash flows and borrowing availability under our credit facilities will be more than sufficient to fund our anticipated capital expenditures, dividends and other investing and/or financing strategies for the foreseeable future.

CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS

The table below summarizes our significant contractual obligations. Information included in the table is cross-referenced to the notes to the consolidated financial statements elsewhere in this report, as applicable.

(in millions)	Payments due by period
			Less			More
Contractual	Note		than 1	1 – 3	3 – 5	than 5
Obligations	reference	Total	year	years	years	years
Long-Term Debt	8	$497	$42	$—	$255	$200
Operating Lease Obligations	9	78	14	22	20	22
Purchase Obligations *		435	64	108	58	205

Total		$1,010	$120	$130	$333	$427

* The purchase obligations relate principally to power supply agreements, including take or pay energy supply contracts, which help to provide us with an adequate power supply at certain of our facilities.

As described in Note 13 of the notes to the consolidated financial statements, we have an agreement with certain common stockholders (collectively the “holder”), a representative of which serves on our Board of Directors, relating to 1,913,500 common shares, that provides the holder with the right to require us to repurchase the underlying common shares for cash at a price equal to the average of the closing per share market price of the Company’s common stock for the 20 trading days immediately preceding the date that the holder exercises the put option. The put option is exercisable at any time until January 2010 when it expires. The holder can also elect to sell the common shares on the open market, subject to certain restrictions. The holder of the put option may not require us to repurchase less than 250 thousand shares on any single exercise of the put option and the put option may not be exercised more than once in any six month period. In the event the holder exercises the put option requiring us to repurchase the shares, we would be required to pay for the shares within 90 calendar days from the exercise date if the holder is selling the minimum number of shares (250,000), within a prorated time period of between 90 and 360 calendar days if the holder is selling more than the minimum number of shares not to exceed 1,764,706 shares, and within a prorated time period of between 360 and 720 calendar days for any incremental shares sold in excess of 1,764,706 up to the maximum number of shares (1,913,500). For intermediate share amounts, a pro-rata payment period would be calculated (prorated based on the number of shares exercised). Any amount due would accrue interest at our revolving credit facility rate from the date of exercise until the payment date. In the event the holder had put all of the shares subject to the agreement to us on December 31, 2003, we would have been obligated to repurchase the shares for approximately $67 million based upon the average of the closing per share market price of the Company’s common stock for the 20 trading days prior to December 31, 2003 ($35.20 per share). This amount is reflected as redeemable common stock in our consolidated balance sheet at December 31, 2003.

As described in Note 4 of the notes to the consolidated financial statements, the Company owns 75 percent of the common stock of its Korean subsidiary, Doosan Corn Products Korea, Inc. (“DCPK”). Beginning in the second quarter of 2005, the Company will have the option to acquire, and the minority interest shareholder of DCPK will have the right to require the Company to purchase, the 25 percent ownership interest in DCPK currently held by the minority interest shareholder. The potential purchase price would be computed based upon a predetermined formula that includes, among other items, the average earnings before interest, taxes, depreciation and amortization (“EBITDA”) of DCPK for the then two most recent fiscal years, subject to adjustment in certain instances.

We currently anticipate that in 2004 we will make cash contributions to our U.S. and Canadian pension plans of $8 million and $3 million, respectively. See Note 11 of the notes to the consolidated financial statements for further information with respect to our pension and postretirement benefit plans.

Corn Products International, Inc. guarantees the indebtedness of certain of its consolidated subsidiaries, which aggregated $32 million at December 31, 2003. It is anticipated that the consolidated subsidiaries will meet their obligations as they become due.

KEY PERFORMANCE METRICS

In 2002, we began using certain key metrics to better monitor our progress towards achieving our strategic business objectives. These metrics relate to our return on equity, our level of financial leverage, our profitability and our management of working capital, and are tracked on an ongoing basis. We assess whether we are achieving an adequate return on stockholders’ equity by measuring our “Return on Capital Employed” against our cost of capital. We monitor our financial leverage by regularly reviewing our “Debt to Capitalization Ratio” to assure that we are properly financed. We assess our overall profitability and level of working capital investment by evaluating our “Return on Net Sales” and our ratio of “Working Capital as a percentage of Net Sales”. We believe the use of these metrics enables us to better run our business and is useful to investors.

Our calculations of these key metrics for 2003 with comparison to the prior year are as follows:

Return on Capital Employed ($’s in millions)	2003	2002
Total stockholders’ equity	$911	$770
Add:
Cumulative translation adjustment	349	407
Minority interest in subsidiaries	78	93
Redeemable common stock	67	58
Total debt	550	600
Less:
Cash and cash equivalents	(70)	(36)

Capital employed (a)	$1,885	$1,892

Operating income	$174	$153
Adjusted for:
Income taxes (at effective tax rates of 36% )	(63)	(55)

Adjusted operating income, net of tax (b)	$111	$98

Return on Capital Employed (b÷a)	5.9%	5.2%

Debt to Capitalization Ratio ($’s in millions)	2003	2002
Short-term debt	$98	$84
Long-term debt	452	516

Total debt (a)	$550	$600

Deferred income tax liabilities	$210	$189
Minority interest in subsidiaries	78	93
Redeemable common stock	67	58
Stockholders’ equity	911	770

Total capital	$1,266	$1,110

Total debt and capital (b)	$1,816	$1,710

Debt to Capitalization Ratio (a÷b)	30.3%	35.1%

Return on Net Sales ($’s in millions)	2003	2002
Net income	$76	$63
Add back:
Minority interest in earnings	10	12

Net income before minority interest (a)	$86	$75

Net sales (b)	$2,102	$1,871

Return on Net Sales (a÷b)	4.1%	4.0%

Working Capital as a % of Net Sales ($’s in millions)	2003	2002
Current assets	$547	$485
Less: current liabilities	(394)	(347)

Working capital	$153	$138
Add back:
Short-term debt	98	84

Adjusted working capital (a)	$251	$222

Net Sales (b)	$2,102	$1,871

Working Capital as a percentage of Net Sales (a÷b)	11.9%	11.9%

Commentary on Key Performance Metrics:

In accordance with the Company’s long-term objectives, we have set certain goals relating to key performance metrics that we will strive to meet over the next two to four years. We made progress towards achieving these goals during 2003. Three of the four performance metrics improved in 2003, as compared to 2002, despite the continuing Mexican tax on beverages sweetened with HFCS and the fact that our 2002 results included net after-tax gains of $0.14 per diluted share from the disposition of EBS and the dissolution of CPMCP. Achievement of these metrics within the above time frames is a goal established by management. However, no assurance can be given that such goal will be attained and various factors could affect our ability to achieve this goal. See Item 7A “Quantitative and Qualitative Disclosures About Market Risk” and “Risk and Uncertainties” and “Forward Looking Statements” below. While we believe that the Mexican tax will be rescinded, we continue to develop, and in some cases implement, alternative business strategies in the event that the tax remains in place. The final resolution of this matter could have a material impact on the attainment of our goals (as measured by these metrics) in the specified time frame. The Mexican tax event is more fully described in the “Mexican Tax on Beverages Sweetened with HFCS” section of this MD&A.

Return on Capital Employed – Our goal is to achieve a Return on Capital Employed in excess of 8.5 percent, which is our average Cost of Capital as calculated based upon our current financing profile. In determining this performance metric, the negative cumulative translation adjustment is added back to stockholders’ equity to calculate returns based on the Company’s original investment costs. The increase in our computed return for 2003 to 5.9 percent from 5.2 percent in 2002 primarily reflects the impact of the improved operating income in South America and North America and the reduction of debt.

Debt to Capitalization Ratio –Our goal is to maintain a Debt to Capitalization Ratio in the range of 32 to 35 percent. We improved this ratio from 35.1 percent at December 31, 2002 to 30.3 percent at December 31, 2003, as we reduced debt while improving our capital base. We will strive to keep this ratio from exceeding the established range as we focus our growth on leveraging our assets through strategic acquisitions, joint ventures and alliances, and by selling those assets that do not meet our long-term strategy.

Return on Net Sales – Our goal is to improve our Return on Net Sales to the range of 7 to 9 percent. As anticipated, our Return on Net Sales improved slightly from 4.0 percent last year to 4.1 percent in 2003. We expect further improvement should our Mexican HFCS business resume and from improved margins contributed by new products and customers in both our existing business as well as from geographic expansion and alliances. While we believe we can eventually achieve our Return on Net Sales goal of 7 to 9 percent, it may take us longer to attain than we initially targeted.

Working Capital as a % of Net Sales – Our goal is to maintain working capital in a range of 10 to 12 percent of our net sales. The ratio remained in our targeted range, at just under 12 percent, as we continue to focus on solid working capital management.

RISK AND UNCERTAINTIES

We operate in one business segment, corn refining, and manage our business on a geographic regional basis. In each country where we conduct business, the business and assets are subject to varying degrees of risk and uncertainty. We insure our business and assets in each country against insurable risks in a manner that our management deems appropriate. Because of our geographic dispersion, we believe that a loss from non-insurable events in any one country would not have a material adverse effect on our operations as a whole. We believe there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect our results. We have also established policies to help manage other financial risks as discussed below.

COMMODITY COSTS. Our finished products are made primarily from corn. Purchased corn accounts for between 40 percent and 65 percent of finished product costs. In North America, we sell a large portion of our finished product at firm prices established in supply contracts that typically extend for up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, we enter into corn futures contracts or take hedging positions in the corn futures market. From time to time, we may also enter into anticipatory hedges. All of these derivative contracts typically mature within one year. At expiration, we settle the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures we are hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished product under long-term, firm-priced supply contracts are not material.

Our hedging instruments generally relate to contracted firm-priced business. Based on our overall commodity hedge exposure at December 31, 2003, a hypothetical 10 percent change in market rates applied to the fair value of the instruments would have no material impact on our earnings, cash flows, financial position or the fair value of commodity price and risk-sensitive instruments over a one-year period.

INTERNATIONAL OPERATIONS AND FOREIGN EXCHANGE. We have operated a multinational business subject to the risks inherent in operating in foreign countries and with foreign currencies for many years. Our non-US operations are subject to foreign currency exchange fluctuations, as well as to political, economic and other risks, such as those previously described in the section entitled “Mexican Tax on Beverages Sweetened with HFCS”.

Because we primarily sell world commodities, we believe that local prices will adjust relatively quickly to offset the effect of a local devaluation. We may occasionally hedge commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction.

INTEREST RATE EXPOSURE. Approximately 49 percent of our borrowings are fixed rate bonds and loans. The remaining 51 percent of our borrowings are at floating interest rates of which approximately 81 percent are long-term loans and 19 percent are short-term credit facilities. Should short-term rates change, this could affect our interest cost. Included in the floating rate indebtedness information above is our Senior Notes due 2009 which, through the use of interest rate swaps, has effectively been converted from fixed to floating rate debt. See also Note 8 of the notes to the consolidated financial statements for further information. A hypothetical increase of 1 percentage point in the weighted average floating interest rate for 2003 would have increased interest expense and reduced pretax income for 2003 by approximately $3 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions and conditions.

We have identified the most critical accounting policies upon which the financial statements are based and that involve our most complex and subjective decisions and assessments. These policies relate to our major long-lived assets, including the valuation of goodwill and other intangible assets, and the recognition of depreciation and impairment in the carrying value of property, plant and equipment. Senior management of the Company has discussed the development, selection and disclosure of these policies with members of the Audit Committee of our Board of Directors. These accounting policies are disclosed in the notes to the consolidated financial statements. The discussion that follows should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

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

We completed the required annual test of goodwill impairment for all of our affected reporting units in December 2003. In each case, based on our assumptions about future cash flows we expect to be able to generate from each reporting unit, the fair value of the reporting unit was in excess of the related carrying amounts, and accordingly, no impairment of goodwill was required to be measured and recognized. We also concluded that the Mexican Congress’ December 27, 2003 decision to continue the controversial tax on beverages sweetened with HFCS constituted a triggering event which necessitated that we re-assess the assumptions made relating to the recoverability of the carrying value of our HFCS production-related long-term assets in Mexico. We completed this assessment of our Mexican operation in December 2003 and concluded, based on our assumptions about future cash flows we expect to be able to generate from these assets, that their carrying values were not impaired. For additional information regarding the status of the Mexican Government’s tax on beverages sweetened with HFCS, refer to the “Mexican Tax on Beverages Sweetened with HFCS” section above and to Note 3 of the notes to the consolidated financial statements.

Our ability to fully recover the carrying value of our long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with our Mexican operations, is dependent upon the generation of sufficient cash flows from the use or other disposition of these assets. The Company’s ability to generate these cash flows will be significantly affected by a variety of factors, including the timing and permanence of a repeal, if any, of the tax, the timing and extent of any recovery in the demand for HFCS by the Mexican beverage industry, the extent to which alternative markets for HFCS develop in and around Mexico, the success of the Company’s restructuring activities in Mexico, and the amount of the proceeds received from the resolution of the Company’s NAFTA claim against the Government of Mexico, if any, as well as by management’s ability to develop and implement a successful alternative long-term business strategy in Mexico. Based on our long-term forecasts of operating results, including the assumptions described below, we believe that the Company will generate sufficient cash flows from the use or other disposition of these long-term assets to fully recover their carrying values, and accordingly, no impairment of either goodwill or other long-term assets related to Mexico was recognized as of December 31, 2003.

In developing our current estimates of the cash flows that we expect to be generated from the Company’s Mexican operations, we have assumed that the tax will be repealed during 2004 and that sales of HFCS to the Mexican beverage industry will return to the levels they had attained prior to the imposition of the tax by the beginning of 2005. Under these assumptions, the estimated fair value of the Company’s Mexican business exceeds its carrying amount by approximately $80 million. These assumptions about future HFCS sales in Mexico have been modified from assumptions we had used at December 31, 2002 to reflect the fact that the process of working towards a resolution of the dispute has progressed more slowly than previously anticipated. The assumptions used to formulate our cash flow estimates are subject to further change in the future based on business conditions as well as events affecting the likelihood of repeal of the tax and the results of the impairment calculations could be significantly different if performed at a later date. In the event actual results differ from those assumed, the Company could be required to recognize an impairment of goodwill and the amount of such impairment could be material. It may also require a further reorganization of our Mexican operation. The carrying value of the goodwill related to the Company’s Mexican operations was approximately $120 million at December 31, 2003.

In formulating the current assumptions upon which our cash flow projections are based, we have considered several recent developments relating to the tax, including the following: (i) there is currently a sugar shortage in Mexico, caused in part by the tax, which shortage has caused the price of sugar to increase approximately 30 percent in Mexico; (ii) the United States Senate Finance Committee has held hearings on concerns relating to Mexican barriers to U.S. agriculture exports and members urged an immediate solution to the sweetener dispute, absent which they stated that they would be forced to explore counter measures affecting Mexico’s export interests, such as imposing trade duties on certain Mexican products; (iii) beginning in the third quarter of 2003, a delegation of United States sugar and HFCS producers and corn growers began to meet with representatives of the Mexican sugar industry in an attempt to work out a solution (these discussions are ongoing, as all sides continue to work through the complex issues relating to this dispute); and (iv) two other United States based companies have notified the Mexican government of their intent to jointly file an arbitration claim for compensation under the investment provisions of NAFTA. We believe that the combination of these and other factors could be beneficial in resolving this matter.

In concluding that an impairment of our Mexican goodwill may arise if the tax is not repealed, we have not assumed that any proceeds would be received from our arbitration claim for compensation under NAFTA against the Mexican Government. Any recovery we receive from the resolution of this claim would reduce or offset, in whole or in part, the amount of any impairment to be recognized. However, no assurance can be made that we will be successful with our arbitration claim.

We could have used different assumptions in making our calculations of potential impairment related to our Mexican business. For example, if we assumed that the tax would not be repealed until significantly later than 2004, our projections of future cash flows in Mexico would be materially different. In the event that the tax is not repealed and unless the Company could develop an alternate business strategy that offsets the loss of the Mexican HFCS business, we could be required to recognize an impairment of goodwill and the amount of such impairment could be material. While we believe that the tax will ultimately be repealed, we have nevertheless continued to develop, and in some cases to implement, an alternative business strategy with respect to our Mexican operations. This strategy includes, among other things, the following: (i) developing new uses and new customers for HFCS; (ii) increasing sales of our current product portfolio, as well as developing new products for the region; and (iii) continuing our cost reduction program. No assurance can be given that any such alternative business strategy developed and implemented would offset the loss of revenue and profits from the Mexican HFCS business.

As previously stated, the Company is continuing its efforts to gain repeal of the tax, and at the same time, is pursuing the implementation of the alternative business strategies outlined above. However, notwithstanding the recent developments outlined above, there have been no formal actions toward the repeal of the tax. While the Company continues to believe that the tax will be repealed and that the profitability of the Mexican operations will return to pre-2002 levels, the Company will continue to reevaluate certain of the key assumptions underlying our cash flow projections, including the impact on such assumptions of the lack of positive developments in the near future. We believe a continued lack of definitive results in negotiations with the Mexican Government leading to the repeal of the tax would substantially increase the likelihood that an impairment charge would be required. The amount of such non-cash charge, if any, will depend on our assessment of the factors identified above on expected future cash flow.

NEW ACCOUNTING STANDARDS

On January 1, 2003, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The adoption of SFAS 143 did not have a significant effect on our consolidated financial statements.

On January 1, 2003, we adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS 146 did not have a significant effect on our consolidated financial statements.

Also on January 1, 2003, we adopted the recognition and measurement provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which addresses financial accounting and reporting for obligations under certain guarantees. FIN 45 requires, among other things, that a guarantor recognize a liability for the fair value of an obligation undertaken in issuing a guarantee, under certain circumstances. The recognition and measurement provisions of FIN 45 are required to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant effect on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements under SFAS 123 to require prominent disclosures in both annual and interim financial statements. The disclosures required by SFAS 148 are provided in Note 2 of the notes to the consolidated financial statements included elsewhere in this report.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses the consolidation of variable interest entities as defined in the Interpretation. In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN 46 prior to issuance of the revised Interpretation. We do not have any variable interest entities as defined in the Interpretation and the application of FIN 46 did not have a significant effect on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities accounted for under SFAS 133. The adoption of SFAS 149 did not have a significant effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), which addresses accounting and financial reporting for certain types of financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a significant effect on our consolidated financial statements.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132”), to require additional disclosures regarding the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The additional disclosures required by SFAS 132 are provided in Note 11 of the notes to the consolidated financial statements included elsewhere in this report.

In January 2004, the FASB issued Staff Position No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”), following the December 2003 enactment into law of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”). FSP 106-1 allows companies to elect a one-time deferral of the recognition of the effects of the Medicare Act in accounting for postretirement benefit plans under SFAS 106 and in providing for disclosures related to such plans as required by the revised SFAS 132. We are currently evaluating the effect of the Medicare Act and have elected the one-time deferral. See also Note 11 of the notes to the consolidated financial statements included elsewhere in this report.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains or may contain forward-looking statements concerning the Company’s financial position, business and future earnings and prospects, in addition to other statements using words such as anticipate, believe, plan, estimate, expect, intend and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on various factors, including fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies, energy costs and availability and changes in regulatory controls regarding quotas, tariffs, taxes and biotechnology issues; increased competitive and/or customer pressure in the corn-refining industry; the outbreak or continuation of hostilities; stock market fluctuation and volatility; and the resolution of the current uncertainties relating to the Mexican HFCS tax. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections.

REPORT OF MANAGEMENT

THE MANAGEMENT OF CORN PRODUCTS INTERNATIONAL, INC. is responsible for the financial and operating information contained in this Annual Report on Form 10-K, including the consolidated financial statements covered by the independent auditors ´ report. These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, informed estimates and judgements.

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
January 29, 2004

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Corn Products International, Inc.:

We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders ´ equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as of January 1, 2001 and SFAS No. 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002.

KPMG LLP
Chicago, Illinois
January 29, 2004

Corn Products International, Inc.
Consolidated Financial Statements and Notes
For the Years ended December 31, 2003, 2002 and 2001

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Income

Year Ended December 31,
(in millions, except per share amounts)

	2003	2002	2001
Net sales before shipping and handling costs	$2,269	$1,979	$2,034
Less – shipping and handling costs	167	108	147

Net sales	2,102	1,871	1,887
Cost of sales	1,778	1,604	1,588

Gross profit	324	267	299

Selling, general and administrative expenses	149	134	154
Earnings from non-consolidated affiliates and other (income) expense-net	1	(20)	(21)

	150	114	133

Operating income	174	153	166
Financing costs-net	39	36	64

Income before income taxes and minority interest	135	117	102
Provision for income taxes	49	42	36
Minority interest in earnings	10	12	9

Net income	$76	$63	$57

Weighted average common shares outstanding:
Basic	36.0	35.6	35.3
Diluted	36.2	35.7	35.5
Earnings per common share:
Basic	$2.12	$1.78	$1.60
Diluted	2.11	1.77	1.60

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Balance Sheets

As of December 31,
(in millions, except share and per share amounts)

	2003	2002
Assets
Current assets
Cash and cash equivalents	$70	$36
Accounts receivable – net	252	244
Inventories	215	194
Prepaid expenses	10	11

Total current assets	547	485

Property, plant and equipment, at cost
Land	103	97
Buildings	315	286
Machinery and equipment	2,364	2,203

	2,782	2,586
Less accumulated depreciation	(1,595)	(1,432)

	1,187	1,154
Goodwill and other intangible assets (less accumulated amortization of $27 and $27)	319	280
Deferred income tax assets	61	59
Investments	29	26
Other assets	67	64

Total assets	$2,210	$2,068

Liabilities and equity
Current liabilities
Short-term borrowings and current portion of long-term debt	$98	$84
Accounts payable	200	164
Accrued liabilities	96	99

Total current liabilities	394	347
Non-current liabilities	98	95
Long-term debt	452	516
Deferred income taxes	210	189
Minority interest in subsidiaries	78	93
Redeemable common stock (1,913,500 shares issued and outstanding at December 31, 2003 and 2002) stated at redemption price	67	58
Stockholders’ equity
Preferred stock – authorized 25,000,000 shares- $0.01 par value, none issued	—	—
Common stock – authorized 200,000,000 shares- $0.01 par value – 35,746,387 issued at December 31, 2003 and 2002	1	1
Additional paid-in capital	1,006	1,015
Less: Treasury stock (common stock; 1,494,101 and 1,956,113 shares at December 31, 2003 and 2002, respectively) at cost	(35)	(48)
Deferred compensation – restricted stock	(3)	(4)
Accumulated other comprehensive loss	(343)	(418)
Retained earnings	285	224

Total stockholders’ equity	911	770

Total liabilities and equity	$2,210	$2,068

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Comprehensive Income (Loss)

Year ended December 31,
(in millions)

	2003	2002	2001
Net income	$76	$63	$57
Comprehensive income (loss):
Cumulative effect of adoption of SFAS 133, net of income taxes of $8 million	—	—	14
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $5 million, $2 million and $11 million, respectively	9	(4)	(21)
Reclassification adjustment for losses (gains) on cash flow hedges included in net income, net of income tax effect of $5 million, $8 million and $7 million, respectively	10	14	(13)
Currency translation adjustment	58	(94)	(130)
Minimum pension liability, net of income tax effect	(2)	(1)	—

Comprehensive income (loss)	$151	$(22)	$(93)

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND REDEEMABLE EQUITY

	STOCKHOLDERS’ EQUITY
		Additional			Accumulated Other		Redeemable
	Common	Paid-In	Treasury	Deferred	Comprehensive	Retained	Common
(in millions)	Stock	Capital	Stock	Compensation	Income (Loss)	Earnings	Stock
Balance, December 31, 2000	$1	$1,026	$(60)	$(3)	$(183)	$132	$47

Net income						57
Dividends declared						(14)
Cumulative effect of adoption of SFAS 133, net of income taxes of $8 million					14
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $11 million					(21)
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $7 million					(13)
Issuance of common stock on exercise of stock options			4
Change in fair value of redeemable common stock		(17)					17
Currency translation adjustment					(130)

Balance, December 31, 2001	$1	$1,009	$(56)	$(3)	$(333)	$175	$64

Net income						63
Dividends declared						(14)
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $2 million					(4)
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $8 million					14
Issuance of redeemable common stock in connection with acquisition		(2)	2				2
Issuance of restricted common stock as compensation			2	(2)
Amortization to compensation expense of restricted common stock				1
Issuance of common stock on exercise of stock options			4
Change in fair value of redeemable common stock		8					(8)
Currency translation adjustment					(94)
Minimum pension liability, net of income tax effect					(1)

Balance, December 31, 2002	$1	$1,015	$(48)	$(4)	$(418)	$224	$58

Net income						76
Dividends declared						(15)
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $5 million					9
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $5 million					10
Issuance of common stock in connection with acquisition			8
Issuance of common stock on exercise of stock options			5
Amortization to compensation expense of restricted common stock				1
Change in fair value of redeemable common stock		(9)					9
Currency translation adjustment					58
Minimum pension liability, net of income tax effect					(2)

Balance, December 31, 2003	$1	$1,006	$(35)	$(3)	$(343)	$285	$67

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Cash Flows

Year ended December 31,
(in millions)

	2003	2002	2001

Cash provided by (used for) operating activities:
Net income	$76	$63	$57
Non-cash charges (credits) to net income:
Depreciation and amortization	101	103	127
Deferred income taxes	4	(6)	2
Minority interest in earnings	10	12	9
Earnings from non-consolidated affiliates	(1)	(7)	(14)
Gain on sale of business	—	(8)	—
Gain on dissolution of business	—	(3)	—
Foreign currency transaction (gains) losses	—	(1)	8
Changes in trade working capital:
Accounts receivable and prepaid expenses	12	9	(30)
Inventories	(11)	(6)	20
Accounts payable and accrued liabilities	48	62	(6)
Other	(3)	(12)	(2)

Cash provided by operating activities	236	206	171

Cash provided by (used for) investing activities:
Capital expenditures	(83)	(78)	(94)
Proceeds from disposal of plants and properties	1	1	2
Proceeds from sale of business	—	35	—
Proceeds from dissolution of business	—	11	—
Payments for acquisitions, net of cash acquired	(48)	(42)	(79)

Cash used for investing activities	(130)	(73)	(171)

Cash provided by (used for) financing activities:
Payments on debt	(65)	(407)	(83)
Proceeds from borrowings	7	263	129
Dividends paid (including to minority interest shareholders)	(20)	(19)	(23)
Issuance (repurchase) of common stock	5	4	4

Cash (used for) provided by financing activities	(73)	(159)	27

Effects of foreign exchange rate changes on cash	1	(3)	(3)

Increase (decrease) in cash and cash equivalents	34	(29)	24
Cash and cash equivalents, beginning of period	36	65	41

Cash and cash equivalents, end of period	$70	$36	$65

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

NOTE 2- Summary of Significant Accounting Policies

Basis of presentation – The consolidated financial statements consist of the accounts of the Company, including all significant subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

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

Certain prior year amounts have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on previously recorded net income.

Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the U.S. dollar, are translated at current exchange rates with the related translation adjustments reported in stockholders’ equity as a component of accumulated other comprehensive income (loss). Income statement accounts are translated at the average exchange rate during the period. Where the U.S. dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2003, 2002 and 2001 the Company incurred foreign currency transaction (gains) losses of ($0.4 million), ($1 million) and $8 million, respectively. The Company’s accumulated other comprehensive loss included in stockholders’ equity of the Consolidated Balance Sheets includes negative cumulative translation adjustments of $349 million and $407 million at December 31, 2003 and 2002, respectively.

Cash and cash equivalents – Cash equivalents consist of all instruments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

Inventories – Inventories are stated at the lower of cost or net realizable value. Costs are determined using the first-in, first-out (FIFO) method.

Investments – Investments in the common stock of affiliated companies over which the Company does not exercise significant influence are accounted for under the cost method and are carried at cost or less. Investments that enable the Company to exercise significant influence, but do not represent a controlling interest, are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company’s proportionate share of income or loss, less dividends received. The Company would recognize a loss on these investments when there is a loss in value of an investment which is other than a temporary decline.

Property, plant and equipment and depreciation – Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets, which range from 10 to 50 years for buildings and 3 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. If this review indicates that the carrying values will not be recovered, the carrying values would be reduced and an impairment loss would be recognized.

Goodwill and other intangible assets – Goodwill ($316 million and $277 million at December 31, 2003 and 2002, respectively) represents the excess of cost over fair value of net assets acquired. The Company also has a $3 million intangible asset related to the recognition of a minimum pension liability at December 31, 2003 and 2002. The carrying amount of goodwill and other intangible assets by geographic segment as of December 31, 2003 and 2002 was as follows:

	At December 31,
(in millions)	2003	2002

North America	$121	$122
South America	62	21
Asia/Africa	136	137

Total	$319	$280

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill no longer be amortized and instead be subject to an annual (or more frequent if impairment indicators arise) impairment assessment. The Company has chosen to perform this annual impairment assessment in December of each year. The Company has completed the required impairment assessments and determined there to be no goodwill impairment.

The adoption of SFAS 142’s provisions relating to goodwill amortization resulted in the Company discontinuing the amortization of goodwill beginning January 1, 2002. Prior to the adoption of SFAS 142, goodwill was amortized using the straight-line method over its estimated useful or legal life, not to exceed 40 years. The Company recorded goodwill amortization of $12 million in 2001 ($8 million, net of income taxes). Net income and related earnings per share for the year ended December 31, 2001, and as adjusted to exclude goodwill amortization expense, is presented below:

(in millions, except per share)	2001

Net income	$57
Add back: goodwill amortization (net of income taxes)	8

Adjusted net income	$65

Diluted earnings per common share:
As reported earnings per share	$1.60
Add back: goodwill amortization (net of income taxes)	0.21

Adjusted earnings per share	$1.81

Revenue recognition – The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to customers. This generally occurs upon the date of shipment, except in the case of consigned inventories where title passes and the transfer of ownership risk occurs when the goods are used by the customer.

Hedging instruments – Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of

SFAS 133” (“SFAS 138”). SFAS 133 and 138 establish standards for recognition and measurement of derivatives and hedging activities and require that all derivative instruments be recorded on the balance sheet at their respective fair values. Upon adoption, the Company recorded a cumulative effect type credit of $14 million (net of income taxes of $8 million) to other comprehensive income (loss), to recognize at fair value all derivatives that were designated as hedges of variable cash flows of certain forecasted transactions. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not adjusted.

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

Changes in the fair value of a futures contract that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), net of applicable income taxes, and recognized in the Consolidated Statement of Income when the finished goods produced using the hedged item are sold. The maximum term over which the Company hedges exposures to the variability of cash flows for commodity price risk is 36 months. Changes in the fair value of an interest rate swap agreement that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged debt obligation that is attributable to the hedged risk, are recorded in earnings. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a cash-flow hedge or a fair-value hedge is reported in earnings.

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

Stock-based compensation – The Company has a stock incentive plan that provides for stock-based employee compensation, including the granting of stock options and shares of restricted stock, to certain key employees. The plan is more fully described in Note 14. The Company accounts for the stock incentive plan in accordance with the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Under the Company’s stock incentive plan, stock options are granted at exercise prices that equal the market value of the underlying common stock on the date of grant. Therefore, no compensation expense related to stock options is recorded in the Consolidated Statements of Income.

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

Year Ended December 31,	2003	2002	2001

Net income, as reported	$76	$63	$57
Add: Stock-based employee compensation expense included in reported net income, net of tax	1	1	1
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2)	(2)	(4)

Pro forma net income	$75	$62	$54

Earnings per share:
Basic – as reported	$2.12	$1.78	$1.60
Basic – pro forma	$2.09	$1.74	$1.52
Diluted – as reported	$2.11	$1.77	$1.60
Diluted – pro forma	$2.08	$1.73	$1.52

Earnings per common share – Basic earnings per common share is computed by dividing net income by the weighted average number of shares outstanding (including redeemable common stock), which totaled 36.0 million for 2003, 35.6 million for 2002 and 35.3 million for 2001. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding, including the dilutive effect of stock options outstanding. The weighted average number of shares outstanding for diluted EPS calculations were 36.2 million, 35.7 million and 35.5 million for 2003, 2002 and 2001, respectively. In 2003, 2002 and 2001, options to purchase 1,039,489, 975,166, and 1,001,666 shares of common stock, respectively, were excluded from the calculation of the weighted average number of shares outstanding for diluted EPS because their effects were anti-dilutive.

Risks and uncertainties – The Company operates domestically and internationally in one business segment. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risks in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that a loss from non-insurable events in any one country would not have a material adverse effect on the Company’s operations as a whole. Additionally, the Company believes there is no significant concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company’s results.

Recently issued accounting standards – On January 1, 2003, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The adoption of SFAS 143 did not have a significant effect on the Company’s consolidated financial statements.

On January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS 146 did not have a significant effect on the Company’s consolidated financial statements.

Also on January 1, 2003, the Company adopted the recognition and measurement provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which addresses financial accounting and reporting for obligations under certain guarantees. FIN 45 requires, among other things, that a guarantor recognize a liability for the fair value of an obligation undertaken in issuing a guarantee, under certain circumstances. The recognition and measurement provisions of FIN 45 are required to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant effect on the Company’s consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements under SFAS 123 to require prominent disclosures in both annual and interim financial statements. The disclosures required by SFAS 148 are provided above in the section entitled “Stock-based compensation”.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses the consolidation of variable interest entities as defined in the Interpretation. In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN 46 prior to issuance of the revised Interpretation. We do not have any variable interest entities as defined in the Interpretation and the application of FIN 46 did not have a significant effect on the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities accounted for under SFAS 133. The adoption of SFAS 149 did not have a significant effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), which addresses accounting and financial reporting for certain types of financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a significant effect on the Company’s consolidated financial statements.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132”), to require additional disclosures regarding the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.

The additional disclosures required by SFAS 132 are provided in Note 11 of the notes to the consolidated financial statements.

In January 2004, the FASB issued Staff Position No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-1”), following the December 2003 enactment into law of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”). FSP 106-1 allows companies to elect a one-time deferral of the recognition of the effects of the Medicare Act in accounting for postretirement benefit plans under SFAS 106 and in providing for disclosures related to such plans as required by the revised SFAS 132. The Company is currently evaluating the effect of the Medicare Act and has elected the one-time deferral. See also Note 11 of the notes to the consolidated financial statements.

NOTE 3 – Mexican Tax on Beverages Sweetened with HFCS

On January 1, 2002, a discriminatory tax on beverages sweetened with high fructose corn syrup (“HFCS”) approved by the Mexican Congress late in 2001, became effective. In response to the enactment of the tax, which effectively ended the use of HFCS for beverages in Mexico, the Company ceased production of HFCS 55 at its San Juan del Rio plant, one of its four plants in Mexico. As of December 31, 2003 the tax continues in place, although the Company resumed limited sales of HFCS to certain customers during 2003.

The Company is disappointed with the Mexican Congress’ failure to repeal the tax and management continues to explore all options for resolving the situation and minimizing any potential long-term negative financial impact that might occur. Management continues to engage in discussions regarding the matter with both U.S. and Mexican government trade officials. Since the imposition of the tax, these officials have implied on several occasions that a resolution of the matter is expected. The Company continues to support the ongoing bilateral efforts between individual groups representing interests in both the United States and Mexico to resolve the HFCS issue. Although the Company is hopeful that this matter will ultimately be resolved, it cannot predict with any certainty the likelihood or timing of repeal of the tax. In the meantime, the Company is attempting to mitigate the negative effects of the tax on HFCS demand in Mexico by continuing to explore other markets for its HFCS production capability in and around Mexico. The Company has also restructured its Mexican operations in an effort to improve efficiency and reduce operating costs. On October 21, 2003, the Company submitted an arbitration claim against the Government of Mexico under the provisions of the North American Free Trade Agreement (“NAFTA”). The claim is for approximately $325 million as compensation for past and potential lost profits and other damages arising from the Government of Mexico’s imposition of the discriminatory tax on beverages containing HFCS.

Until there is a favorable resolution of the tax, the Company expects that it will be unable to make any significant sales of HFCS to the beverage industry in Mexico and its operating results and cash flows will continue to be adversely affected.

The Company’s ability to fully recover the carrying value of its long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with its Mexican operations, is dependent upon the generation of sufficient cash flows from the use or other disposition of these assets. The Company’s ability to generate these cash flows will be significantly affected by a variety of factors, including the timing and permanence of a repeal, if any, of the tax, the timing and extent of any recovery in the demand for HFCS by the Mexican beverage industry, the extent to which alternative markets for HFCS develop in and around Mexico, the success of the Company’s restructuring activities in Mexico, and the amount of the proceeds received from the resolution of the Company’s NAFTA claim against the Government of Mexico, if any, as well as by management’s ability to develop and implement a successful alternative long-term business strategy in Mexico. Based on its long-term forecasts of operating results, including the assumptions described below, management believes that the Company will generate sufficient cash flows from the use or other disposition of these long-term assets to fully recover their carrying values, and accordingly, no impairment of either goodwill or other long-term assets related to Mexico was recognized as of December 31, 2003.

In developing its current estimates of the cash flows that are expected to be generated from the Company’s Mexican operations, management has assumed that the tax will be repealed during 2004 and that sales of HFCS to the Mexican beverage industry will return to the levels they had attained prior to the imposition of the tax by the beginning of 2005. Under these assumptions, the estimated fair value of the Company’s Mexican business exceeds its carrying amount by approximately $80 million. These assumptions about future HFCS sales in Mexico have been modified from assumptions we had used at December 31, 2002 to reflect the fact that the process of working towards a resolution of the dispute has progressed more slowly than previously anticipated. The assumptions used to formulate the cash flow estimates are subject to further change in the future based on business conditions as well as events affecting the likelihood of repeal of the tax and the results of the impairment calculations could be significantly different if performed at a later date. In the event actual results differ from those assumed, the Company could be required to recognize an impairment of goodwill and the amount of such impairment could be material. It may also require a further reorganization of the Mexican operation. The carrying value of the goodwill related to the Company’s Mexican operations was approximately $120 million at December 31, 2003.

In formulating the current assumptions upon which the Company’s cash flow projections are based, management has considered several recent developments relating to the tax, including the following: (i) there is currently a sugar shortage in Mexico, caused in part by the tax, which shortage has caused the price of sugar to increase approximately 30 percent in Mexico; (ii) the United States Senate Finance Committee has held hearings on concerns relating to Mexican barriers to U.S. agriculture exports and members urged an immediate solution to the sweetener dispute, absent which they stated that they would be forced to explore counter measures affecting Mexico’s export interests, such as imposing trade duties on certain Mexican products; (iii) beginning in the third quarter of 2003, a delegation of United States sugar and HFCS producers and corn growers began to meet with representatives of the Mexican sugar industry in an attempt to work out a solution (these discussions are ongoing, as all sides continue to work through the complex issues relating to this dispute); and (iv) two other United States based companies have notified the Mexican government of their intent to jointly file an arbitration claim for compensation under the investment provisions of NAFTA. The Company believes that the combination of these and other factors could be beneficial in resolving this matter.

In concluding that an impairment of the Mexican goodwill may arise if the tax is not repealed, the Company has not assumed that any proceeds would be received from its arbitration claim for compensation under NAFTA against the Mexican Government. Any recovery the Company receives from the resolution of this claim would reduce or offset, in whole or in part, the amount of any impairment to be recognized. However, no assurance can be made that the Company will be successful with its arbitration claim.

NOTE 4 – Acquisitions/Disposition

On March 27, 2003, the Company increased its ownership in its Southern Cone of South America business to 100 percent by purchasing an additional 27.76 percent ownership interest from the minority interest shareholders. The Company paid $53 million to acquire the additional ownership interest, consisting of $45 million in cash and the issuance of 271 thousand shares of common stock valued at $8 million. Goodwill of approximately $37 million was recorded.

On February 5, 2002, the Company sold its interest in Enzyme Bio-Systems Ltd. of Beloit, Wisconsin (“EBS”) for approximately $35 million in cash. The Company recorded a pretax gain from the sale of approximately $8 million, which is included in other income in the 2002 Consolidated Statement of Income.

On March 4, 2002, the Company increased its ownership in its Mexican consolidated subsidiary, Compania Proveedora de Ingredientes, S.A. de C.V. (“CP Ingredientes”), formerly Arancia Corn Products S.A. de C.V. (“Arancia”), from 90 percent to 100 percent, by paying $39 million in cash and issuing 70,000 shares of common stock valued at $2 million. Certain affiliates of the previous minority interest shareholder in CP Ingredientes have the right to require the Company to reacquire 1.9 million shares of the Company’s common stock at prices that approximate market value until January 2010. These shares are classified as Redeemable Common Stock in the Company’s Consolidated Balance Sheets (see Note 13).

On January 5, 2001, the Company increased its ownership interest in Doosan Corn Products Korea, Inc. (“DCPK”), its consolidated Korean subsidiary, from 50 percent to 75 percent for $65 million in cash. The Company recorded $10 million of goodwill related to this purchase. The Company accounts for its Korean operations as a consolidated subsidiary as it has a controlling interest in DCPK. Beginning in the second quarter of 2005, the Company will have the option to acquire, and the minority interest shareholder will have the right to require the Company to purchase, the 25 percent ownership interest in DCPK currently held by the minority interest shareholder. The potential purchase price would be computed based upon a predetermined formula that includes, among other items, the average earnings before interest, taxes, depreciation and amortization (“EBITDA”) of DCPK for the then two most recent fiscal years, subject to adjustment in certain instances.

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

NOTE 5 – Joint Marketing Company

On December 1, 2000, the Company and Minnesota Corn Processors, LLC (“MCP”) consummated an operating agreement to form CornProductsMCP Sweeteners LLC (“CPMCP”), a joint marketing company that, effective January 1, 2001, began distributing throughout the United States sweeteners supplied from the Company and MCP.

On December 27, 2002 the Company and MCP agreed in principle to a plan of dissolution that allowed for the orderly wind up of CPMCP’s activities. Under the terms of the plan of dissolution, on December 31, 2002 MCP paid an $11 million termination fee to the Company as required under the terms of the CPMCP Limited Liability Company Agreement between the Company and MCP dated December 1, 2000. In addition, the Company recorded an $8 million charge for its share of costs incurred relating to the dissolution. These expenses consisted primarily of direct incremental costs incurred by CPMCP as a result of the dissolution, including expenses related to the termination of employees, early termination of leases, losses on the disposition of assets and other wind-down costs. The net non-recurring income of $3 million ($2 million after-tax, or $0.06 per diluted share) is included in other income in the 2002 Consolidated Statement of Income.

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

Both the Company and MCP owned and operated their respective production facilities and sold all U.S. production of certain designated sweeteners to CPMCP for exclusive distribution in the United States. Additionally, any designated sweetener production from the Company’s operations in Canada and Mexico that was sold in the U.S. was distributed through CPMCP. Sales to CPMCP were made at predetermined market-related prices.

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

The following table summarizes the Company’s transactions with CPMCP for the periods indicated:

(in millions)	2002	2001

Sales to CPMCP	$417	$416
Purchases from CPMCP	30	23
Commission expense to CPMCP	1	2
Fees and reimbursement income from CPMCP	14	14
Receivables due from CPMCP at December 31	30	36
Payables due to CPMCP at December 31	2	3

All obligations due to/from CPMCP have been settled.

Summarized financial information for CPMCP is shown below:

At December 31,
(in millions)	2002

Current assets	$68
Non-current assets	—

Total assets	$68

Current liabilities	$53
Total equity	15

Total liabilities and equity	$68

	Year ended December 31,
(in millions)	2002	2001

Net sales	$849	$782
Gross profit	22	38
Net income	$12	$27

Note 6 – Special Charges

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

NOTE 7 – Financial Instruments, Derivatives and Hedging Activities

Fair value of financial instruments:

The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. The fair value of the Company’s long-term debt is estimated by discounting the future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities. Based on market quotes of the yields at which the Company could issue debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long-term debt, at December 31, 2003 and 2002, was $546 million and $552 million, respectively.

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

The Company periodically enters into futures and option contracts for a portion of its anticipated corn and natural gas usage generally over the next twelve months, in order to hedge the price risk associated with fluctuations in market prices. The contracts limit the unfavorable effect that price increases will have on corn and natural gas purchases. All of the Company’s futures and option contracts have been designated as cash flow hedges.

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

The Company has designated the interest rate swap agreements as hedges of the changes in fair value of the fixed-rate debt obligation attributable to changes in interest rates. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability in the fair value of outstanding fixed- rate, long-term debt obligations are reported in earnings. These amounts offset the gain or loss (that is, the change in fair value) of the hedged fixed-rate debt instrument that is attributable to changes in interest rates (that is, the hedged risk) which is also recognized currently in earnings. The net gain or loss recognized in earnings during 2003 and 2002, representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness, was not significant.

At December 31, 2003, the Company’s accumulated other comprehensive income (loss) account included $7 million of unrealized losses, net of a $4 million tax benefit, related to derivative instruments that hedge the anticipated cash flows from future transactions, which are expected to be recognized in earnings within the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives losses to earnings include the sale of finished goods inventory that includes previously hedged purchases of raw corn. Cash flow hedges discontinued during the year were not material.

NOTE 8 – Financing Arrangements

The Company had total debt outstanding of $550 million and $600 million at December 31, 2003 and 2002, respectively. Short-term borrowings at December 31, 2003 consist primarily of amounts outstanding under various unsecured local country operating lines of credit.

Short-term borrowings consist of the following at December 31:

(in millions)	2003	2002

Borrowings in various currencies (at rates of 1.0%-8.5%)	$56	$72
Current maturities of long-term debt	42	12

Total short-term borrowings	$98	$84

On October 17, 2003 the Company and its bank group amended the Revolving Credit Agreement (the Revolving Credit Agreement”) to, among other things, extend the maturity date of the revolving credit facility to October 15, 2006 and reset certain financial covenants. On November 18, 2003, the Company and its bank group increased the borrowing availability under the Revolving Credit Agreement to $150 million from $125 million. There were no borrowings outstanding under the Revolving Credit Agreement at December 31, 2003 and 2002. The Company has a shelf registration on file with the Securities and Exchange Commission under which it may issue an additional $145 million of debt.

Long-term debt consists of the following at December 31:

(in millions)	2003	2002

8.25% senior notes, due 2007	$253	$253
8.45% senior notes, due 2009	199	198
Korean term loans, due 2004, (at rates of 5.3% - 9.1%)	42	51
Canadian term loans, (at rates of 4.3% - 4.4%)	—	25
Others, fixed and floating interest rates ranging from 5.9% - 7.4%	—	1

Total	$494	$528

Less current maturities	42	12

Long-term debt	$452	$516

The Company’s long-term debt matures as follows: $42 million in 2004, $255 million in 2007 and $200 million in 2009.

Corn Products International, Inc. guarantees the indebtedness of certain of its consolidated subsidiaries, which aggregated $32 million at December 31, 2003.

On March 14, 2002, the Company entered into interest rate swap agreements to take advantage of the current interest rate environment by effectively converting the interest rate associated with the Company’s 8.45 percent $200 million senior notes due 2009 to a variable rate. These agreements involve the exchange of fixed rate payments (at 8.45 percent) for variable rate payments on $200 million of notional principal without the exchange of the underlying face amount. Under the terms of the agreements, the Company receives fixed rate payments and makes variable rate payments based on the six-month U.S. dollar LIBOR rate plus a spread. The fair value of these interest rate swap agreements approximated $22 and $27 million at December 31, 2003 and 2002, respectively. Interest rate differentials to be paid or received under these agreements are recognized as adjustments to interest expense using the accrual method. The Company does not enter into interest rate swap agreements for trading purposes.

NOTE 9 – Leases

The Company leases rail cars, certain machinery and equipment, and office space under various operating leases. Rental expense under operating leases was $25 million, $22 million and $21 million in 2003, 2002 and 2001, respectively. Minimum lease payments due on leases existing at December 31, 2003 are shown below:

(in millions)

Year	Minimum Lease Payment

2004	$14
2005	12
2006	10
2007	10
2008	10
Balance thereafter	22

NOTE 10 - Income Taxes

The components of income before income taxes and the provision for income taxes are shown below:

(in millions)	2003	2002	2001

Income (loss) before income taxes:
United States	$11	$22	$(9)
Outside the United States	124	95	111

Total	$135	$117	$102

Provision for income taxes:
Current tax expense
U.S. federal	$4	$10	$2
State and local	1	4	2
Foreign	40	34	30

Total current	$45	$48	$34

Deferred tax expense (benefit)
U.S. federal	$(3)	$(8)	$(6)
State and local	—	(1)	(1)
Foreign	7	3	9

Total deferred	$4	$(6)	$2

Total provision	$49	$42	$36

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2003 and 2002, are attributable to:

(in millions)	2003	2002

Deferred tax liabilities attributable to:
Plants and properties	$167	$159
Hedging/derivative contracts	5	—
Goodwill	5	3
Other	33	27

Total gross deferred tax liabilities	210	189

Deferred tax assets attributable to:
Employee benefit reserves	14	12
Pensions	6	4
Hedging/derivative contracts	—	6
Foreign losses	15	14
Foreign minimum tax credits	9	4
Other	20	27

Total gross deferred tax assets	64	67

Valuation allowance	(3)	(8)

Net deferred tax assets	61	59

Total net deferred tax liabilities	$149	$130

The valuation allowance at December 31, 2003 decreased to $3 million from $8 million at December 31, 2002. The Company maintains a valuation allowance, as it is management’s belief that it is more likely than not that certain foreign net operating loss carry forwards and tax credits will not be fully utilized to offset taxable income before they expire.

A reconciliation of the federal statutory tax rate to the Company’s effective tax rate follows:

	2003	2002	2001

Provision for tax at U.S. statutory rate	35.0%	35.0%	35.0%
Taxes related to foreign income	3.4	0.3	(0.1)
State and local taxes – net	0.3	1.5	0.4
Nondeductible goodwill	—	—	1.0
Tax credits	(1.0)	(1.3)	(1.0)
Other items – net	(1.7)	0.5	(0.3)

Provision at effective tax rate	36.0%	36.0%	35.0%

Provisions are made for estimated U.S. and foreign income taxes, less credits that may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $453 million of undistributed earnings of foreign subsidiaries at December 31, 2003, as such amounts are considered permanently reinvested.

NOTE 11 – Benefit Plans

The Company and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of service. The Company’s general funding policy is to make contributions to the plans in amounts that are within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company’s policy in those countries is to make the contribution required by the terms of the applicable plan. Domestic plan assets consist primarily of common stock, corporate debt securities and short-term investment funds.

Domestic salaried employees are covered by a defined benefit “cash balance” pension plan, which provides benefits based on service and Company credits to the participating employees’ accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

The Company also provides healthcare and life insurance benefits for retired employees in the United States and Canada. U.S. salaried employees are provided with access to postretirement medical insurance through Retirement Health Care Spending Accounts. U.S. salaried employees accrue an account during employment, which can be used after employment to purchase postretirement medical insurance from the Company and Medigap or through Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount and indexed for inflation annually during employment. The accounts also accrue interest credits using a rate equal to a specified amount above the yield on five-year Treasury notes. Employees can use the amounts accumulated in these accounts, including credited interest, to purchase postretirement medical insurance. Employees become eligible for benefits when they meet minimum age and service requirements. The Company recognizes the cost of these postretirement benefits by accruing a flat dollar amount on an annual basis for each domestic salaried employee. The Company has the right to modify or terminate these benefits. Healthcare benefits for retirees outside the United States and Canada are generally covered through local government plans.

Pension Obligation and Funded Status —The changes in pension benefit obligations and plan assets during 2003 and 2002, as well as the funded status and the amounts recognized in the Company’s Consolidated Balance Sheets related to the Company’s pension plans at December 31, 2003 and 2002, were as follows:

(in millions)	U.S. Plans		Non-U.S. Plans

	2003	2002	2003	2002

Benefit obligation
At January 1	$50	$53	$60	$55
Service cost	2	2	1	1
Interest cost	3	3	4	4
Benefits paid	(2)	(5)	(3)	(2)
Actuarial (gain) loss	10	(3)	—	1
Foreign currency translation	—	—	13	1

Benefit obligation at December 31	$63	$50	$75	$60

Fair value of plan assets
At January 1	$35	$42	$52	$52
Actual return on plan assets	4	(2)	6	(1)
Employer contributions	6	—	2	2
Benefits paid	(2)	(5)	(3)	(2)
Foreign currency translation	—	—	11	1

Fair value of plan assets at December 31	$43	$35	$68	$52

Funded status	$(20)	$(15)	$(7)	$(8)
Unrecognized net actuarial loss	8	—	15	13
Unrecognized prior service cost	3	3	—	1

Net prepaid pension asset (liability)	$(9)	$(12)	$8	$6

Amounts recognized in the balance sheet consist of:

(in millions)	U.S. Plans		Non-U.S. Plans

	2003	2002	2003	2002

Prepaid benefit cost	$—	$—	$(9)	$(7)
Accrued benefit cost	17	16	1	1
Intangible assets	(3)	(3)	—	—
Accumulated other comprehensive income	(5)	(1)	—	—

Net amount recognized	$9	$12	$(8)	$(6)

The accumulated benefit obligation for all defined benefit pension plans was $114 million and $90 million at December 31, 2003 and 2002.

For plans with an accumulated benefit obligation in excess of plan assets:

(in millions)	U.S. Plans		Non-U.S. Plans

	2003	2002	2003	2002

Projected benefit obligation	$63	$50	$1	$1
Accumulated benefit obligation	60	47	1	1
Fair value of plan assets	43	35	—	—

Included in the Company’s pension obligation are nonqualified supplemental retirement plans for certain key employees. All benefits provided under these plans are unfunded, and payments to plan participants are made by the Company.

Components of Net Periodic Pension Benefit Cost – Net pension cost (income) consisted of the following for the years ended December 31, 2003, 2002 and 2001:

(in millions)	U.S. Plans			Non-U.S. Plans

	2003	2002	2001	2003	2002	2001

Service cost	$2	$2	$2	$1	$1	$2
Interest cost	3	3	4	4	4	3
Expected return on plan assets	(2)	(3)	(5)	(4)	(4)	(4)

Net pension cost	$3	$2	$1	$1	$1	$1

The Company recognized an additional minimum liability at December 31, 2003 and 2002, related to under-funded plans. In connection with the recognition of this minimum liability, at December 31, 2003 the Company recorded a charge to other comprehensive income of $4 million ($2.6 million, net of income taxes of $1.4 million). At December 31, 2002, the Company recorded an intangible asset of $3 million and a charge to other comprehensive income of $1 million ($0.6 million, net of income taxes of $0.4 million) related to the recognition of the minimum pension liability. The minimum pension liability will change from year to year as a result of revisions to actuarial assumptions, experience gains or losses and settlement rate changes.

The following weighted average assumptions were used to determine the Company’s obligations under the pension plans:

	U.S. Plans		Non-U.S. Plans

	2003	2002	2003	2002

Discount rate	6.0%	6.75%	6.5%	6.5%
Rate of compensation increase	3.0%	3.75%	4.5%	4.5%

The following weighted average assumptions were used to determine the Company’s net periodic benefit cost for the pension plans:

	U.S. Plans			Non-U.S. Plans

	2003	2002	2001	2003	2002	2001

Discount rate	6.75%	7.5%	8.0%	6.5%	6.5%	6.5%
Expected long-term return on plan assets	8.25%	9.0%	9.5%	8.5%	8.5%	8.5%
Rate of compensation increase	3.75%	4.0%	5.0%	4.5%	4.5%	4.5%

The Company has assumed an expected long-term rate of return on assets of 8.25 percent for U.S. plans. In developing our expected long-term rate of return assumption on plan assets that consist mainly of U.S. equity and debt securities, we evaluated input from our actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based upon broad equity and bond indices.

Plan Assets - The Company’s investment policy for its pension plans is to balance risk and return through diversified portfolios of high-quality equity, fixed income securities, and short-term investments. Maturities for fixed income securities are managed such that sufficient liquidity exists to meet near-term benefit payment obligations. For U.S. pension plans, our weighted average target range allocation of assets is 32-52 percent with equity managers, and 47-67 percent with fixed income managers. The asset allocation is reviewed regularly and our investments rebalanced periodically to our targeted allocation when considered appropriate. The Company’s pension plan weighted average asset allocation as of the measurement date of September 30 for U.S. plans and November 30 for non-U.S. plans is as follows:

	U.S. Plans		Non-U.S. Plans
Asset Category	2003	2002	2003	2002
Equity securities	41%	40%	56%	58%
Debt securities	46%	59%	41%	35%
Other	13%	1%	3%	7%

Total	100%	100%	100%	100%

The Company made a $6 million cash contribution to its U.S pension plans in 2003, and a $2 million cash contribution to its Canadian pension plans. The Company estimates that based on current actuarial calculations it will make a cash contribution to the U.S. pension plans in 2004 of $8 million, and $3 million to the Canadian plans. Cash contributions in subsequent years will depend on a number of factors including performance of plan assets. The following benefit payments, which reflect expected future service, as appropriate, are expected to be made:

(in millions)	U.S. Plans	Non U.S. Plans
2004	$4	$5
2005	3	4
2006	4	4
2007	5	4
2008	4	5
Years 2009 – 2013	25	27

The Company and certain of its subsidiaries also maintain defined contribution plans. The Company makes matching contributions to these plans based on a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $5.4 million, $5.3 million and $5.5 million in 2003, 2002 and 2001, respectively.

Postretirement benefit plans – The Company’s postretirement benefit plans currently are not funded. The changes in the benefit obligations of the plans during 2003 and 2002, and the amounts recognized in the Company’s consolidated balance sheets at December 31, 2003 and 2002, were as follows:

(in millions)	2003	2002
Accumulated postretirement benefit obligation at January 1	$31	$29
Service cost	1	1
Interest cost	2	2
Actuarial loss	10	1
Benefits paid	(2)	(1)
Foreign currency translation	1	—
Curtailments	—	(1)

Benefit obligation at December 31	$43	$31
Unrecognized net actuarial loss	(14)	(3)
Unrecognized prior service benefit	2	1

Accrued postretirement benefit costs	$31	$29

Net postretirement benefit costs consisted of the following for the years ended December 31, 2003, 2002 and 2001:

(in millions)	2003	2002	2001
Service cost	$1	$1	$1
Interest cost	2	2	2
Curtailment gain on divestiture of Enzyme Bio-Systems	—	(1)	—

Net postretirement benefit costs	$3	$2	$3

The following weighted average assumptions were used to determine the Company’s obligations under the postretirement plans:

	2003	2002
Discount rate	6.0%	6.75%

The following weighted average assumptions were used to determine the Company’s net postretirement benefit cost:

	2003	2002	2001
Discount rate	6.75%	6.75%	7.5%

In measuring the postretirement benefit obligation, the Company assumed an increase for next year in the per capita cost of healthcare benefits of 9.5 percent in 2003 and 10 percent for 2002, declining to 5 percent by the year 2013 and remaining at that level thereafter. An increase in the assumed healthcare cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation at December 31, 2003 by $5 million, while a decrease in the rate of 1 percentage point would decrease the obligation by $4 million, with a corresponding effect on the service and interest cost components of the net periodic postretirement benefit cost for the year then ended of $0.5 million.

Estimated future benefit payments — The following benefit payments, which reflect expected future service, as appropriate, are expected to be made:

	U.S.	Non U.S.
	Plans	Plans
2004	$2	$—
2005	2	—
2006	2	—
2007	2	—
2008	2	—
Years 2009 – 2013	12	2

In December 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Act”). The Medicare Act introduces a prescription drug benefit under Medicare as well as a subsidy to sponsors of retiree health care plans in the U.S., that provide a benefit to participants that is at least actuarially equivalent to Medicare Part D. The Company’s U.S. defined postretirement health care benefit plans provide a prescription drug benefit.

The FASB issued FSP 106-1 on January 12, 2004, which allowed companies to elect a one-time deferral of the recognition of the effects of the Medicare Prescription Drug Act in accounting for postretirement benefit plans under SFAS 106 and in providing for disclosures related to such plans required by SFAS 132 (revised 2003). The FASB allowed the one-time deferral due to the accounting issues raised by the Medicare Prescription Drug Act – in particular, the accounting for the federal subsidy that is not explicitly addressed in SFAS 106—and due to the fact that uncertainties exist as to the direct effects of the Medicare Prescription Drug Act and its ancillary effects on plan participants.

For companies electing the one-time deferral, such deferral remains in effect until authoritative guidance on the accounting for the federal subsidy is issued, or until certain other events, such as a plan amendment, settlement or curtailment occur. Currently we are evaluating the effect of the Medicare Prescription Drug Act on our other postretirement benefit plan and its participants, and we have elected the one-time deferral.

NOTE 12 – Supplementary Information

Balance Sheet – Supplementary information is set forth below:

(in millions)	2003	2002
Accounts receivable – net:
Accounts receivable – trade	$234	$193
Accounts receivable – other	25	59
Allowance for doubtful accounts	(7)	(8)

Total accounts receivable – net	$252	$244

Inventories:
Finished and in process	$96	$89
Raw materials	86	76
Manufacturing supplies	33	29

Total inventories	$215	$194

Accrued liabilities:
Compensation expenses	$25	$19
Dividends payable	4	4
Accrued interest	17	18
Accrued income taxes	11	15
Taxes payable other than income taxes	18	20
Other	21	23

Total accrued liabilities	$96	$99

Non-current liabilities:
Employees’ pension, indemnity, retirement, and other	$74	$67
Fair value adjustment related to hedged fixed rate debt instrument	22	27
Other non-current liabilities	2	1

Total non-current liabilities	$98	$95

Income Statement - Supplementary information is set forth below:

(in millions)	2003	2002	2001
Earnings from non-consolidated affiliates and other income:
Earnings from non-consolidated affiliates	$1	$7	$14
Write-down of long-lived assets	(3)	—	—
Gain from sale of EBS	—	8	—
Gain from dissolution of CPMCP	—	3	—
Gain from cancellation of long-term obligation	—	—	3
Other	1	2	4

Total earnings from non-consolidated affiliates and other income (expense)	$(1)	$20	$21

Financing costs:
Interest expense	$40	$39	$59
Interest income	(1)	(2)	(3)
Foreign currency transaction losses (gains)	—	(1)	8

Financing costs-net	$39	$36	$64

Statements of Cash Flow - Supplementary information is set forth below:

(in millions)	2003	2002	2001
Interest paid	$41	$29	$62
Income taxes paid	43	47	30

NOTE 13 – Redeemable Common Stock

The Company has an agreement with certain common stockholders (collectively the “holder”), a representative of which serves on the Company’s Board of Directors, relating to 1,913,500 common shares, that provides the holder with the right to require the Company to repurchase the underlying common shares for cash at a price equal to the average of the closing per share market price of the Company’s common stock for the 20 trading days immediately preceding the date that the holder exercises the put option. The put option is exercisable at any time until January 2010 when it expires. The holder can also elect to sell the common shares on the open market, subject to certain restrictions.

The 1,913,500 common shares subject to the put option are classified as redeemable common stock in the Company’s Consolidated Balance Sheets. The carrying value of the redeemable common stock was $67 million at December 31, 2003 and $58 million at December 31, 2002, based on the average of the closing per share market prices of the Company’s common stock for the 20 trading days immediately preceding the respective balance sheet dates ($35.20 per share and $30.05 per share at December 31, 2003 and 2002, respectively). Adjustments to mark the redeemable common stock to market value are recorded directly against additional paid-in capital in the stockholders’ equity section of the Company’s Consolidated Balance Sheets.

The Company has the right, but not the obligation, to extend the put option for an additional three years. The holder of the put option may not require the Company to repurchase less than 250 thousand shares on any single exercise of the put option and the put option may not be exercised more than once in any six month period. In the event the holder exercises the put option requiring the Company to repurchase the shares, the Company would be required to pay for the shares within 90 calendar days from the exercise date if the holder is selling the minimum number of shares (250,000), within a prorated time period of between 90 and 360 calendar days if the holder is selling more than the minimum number of shares not to exceed 1,764,706 shares, and within a prorated time period of between 360 and 720 calendar days for any incremental shares sold in excess of 1,764,706 up to the maximum number of shares (1,913,500). For intermediate share amounts, a pro-rata payment period would be calculated (prorated based on the number of shares exercised). Any amount due would accrue interest at the Company's revolving credit facility rate from the date of exercise until the payment date.

NOTE 14 - Stockholders’ Equity

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

Treasury Stock:

During 2003, the Company issued, from treasury, 8,000 restricted common shares and 200,282 common shares upon the exercise of stock options under the stock incentive plan. Also in 2003, the Company issued from treasury 270,792 common shares in connection with the purchase of the remaining interest in the Southern Cone of South America business. During 2002, the Company issued, from treasury, 70,000 restricted common shares and 176,812 common shares upon the exercise of stock options under the stock incentive plan. Also, in connection with the CP Ingredientes acquisition, the Company issued from treasury 70,000 common shares in 2002. During 2001, the Company issued, from treasury, 19,930 restricted common shares and 141,310 common shares upon the exercise of stock options under the stock incentive plan.

The Company retired 17,062, 19,126 and 22,905 shares of its common stock to treasury during 2003, 2002 and 2001, respectively, by both repurchasing shares from employees under the stock incentive plan and through the cancellation of forfeited restricted stock. The Company repurchased shares from employees at average purchase prices of $30.40, $29.75 and $27.92, or fair value at the date of purchase, during 2003, 2002 and 2001, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

On January 21, 2000, the Company’s Board of Directors authorized an increase in the stock repurchase program from 2 million shares to 6 million shares of common stock over a five-year period. At both December 31, 2003 and 2002, 2,549,650 shares had been repurchased under this program at a total cost of approximately $64 million.

Set forth below is a reconciliation of common stock share activity for the years ended December 31, 2001, 2002 and 2003.

			Redeemable
(Shares of common stock, in thousands)	Issued	Held in Treasury	Common Stock	Outstanding
Balance at December 31, 2000	37,660	2,391	1,844	33,425
Issuance of restricted stock as compensation	—	(19)	—	19
Stock options exercised	—	(141)	—	141
Purchase/acquisition of treasury stock	—	23	—	(23)

Balance at December 31, 2001	37,660	2,254	1,844	33,562
Issuance in connection with acquisition	—	(70)	70	—
Issuance of restricted stock as compensation	—	(70)	—	70
Stock options exercised	—	(177)	—	177
Purchase/acquisition of treasury stock	—	19	—	(19)

Balance at December 31, 2002	37,660	1,956	1,914	33,790

Issuance in connection with acquisition	—	(271)	—	271
Issuance of restricted stock as compensation	—	(8)	—	8
Stock options exercised	—	(200)	—	200
Purchase/acquisition of treasury stock	—	17	—	(17)

Balance at December 31, 2003	37,660	1,494	1,914	34,252

Stock Incentive Plan:

The Company has established a stock incentive plan for certain key employees. In addition, following the spin-off from CPC, all existing CPC stock options held by Company employees were converted to stock options to acquire Corn Products International, Inc. common stock. These stock options retained their original vesting schedules and expiration dates. The Company granted additional nonqualified options to purchase 530,900, 523,400 and 546,300 shares of the Company’s common stock during 2003, 2002 and 2001, respectively. These options are exercisable upon vesting, which occurs in 50 percent increments at the one and two-year anniversary dates of the date of grant. As of December 31, 2003, certain of these nonqualified options have been forfeited due to the termination of employees.

In addition to stock options, the Company awards shares of restricted stock to certain key employees. The cost of these awards is being amortized to expense over the applicable restriction periods.

The Company accounts for stock-based compensation using the intrinsic value method. Pro forma disclosures of net income and earnings per share, assuming the fair value method was used to account for stock options under SFAS 123, are provided in Note 2 of these notes to the consolidated financial statements in the section entitled “Stock-based compensation”. For purposes of making the pro forma disclosure, the estimated fair market value of stock option awards is amortized to expense over the applicable vesting period. The fair value of the stock option awards was estimated at the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 3.7 percent, 3.82 percent and 5.88 percent in 2003, 2002 and 2001; volatility factor of 0.91, percent, 1.54 percent and 1.42 percent in 2003, 2002 and 2001; and a weighted average expected life of the awards of 7.52 year, 6.92 years and 7.4 years in 2003, 2002 and 2001. A dividend yield of 1.22 percent, 1.32 percent and 1.13 percent was assumed for 2003, 2002 and 2001, respectively.

The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

A summary of stock option and restricted stock transactions for the last three years follows:

			Weighted
		Stock Option	Average	Shares of
(shares in thousands)	Stock Option Shares	Price Range	Exercise Price	Restricted Stock
Outstanding at December 31, 2000	2,553	$13.06 to $32.31	$27.71	194
Granted	546	27.78 to 32.31	28.71	26
Exercised / vested	(141)	13.06 to 32.31	25.40	(31)
Cancelled	(54)	22.75 to 32.31	27.55	(19)

Outstanding at December 31, 2001	2,904	13.90 to 32.31	28.05	170
Granted	523	28.65 to 33.13	28.80	70
Exercised / vested	(177)	15.00 to 32.31	25.30	(16)
Cancelled	(100)	15.00 to 32.31	27.59	(6)

Outstanding at December 31, 2002	3,150	13.90 to 33.13	28.35	218
Granted	531	29.76 to 33.84	33.70	8
Exercised / vested	(189)	13.90 to 32.31	24.90	(13)
Cancelled	(49)	28.65 to 32.31	30.16	(13)

Outstanding at December 31, 2003	3,443	$13.90 to $33.84	$29.33	200

The following table summarizes information about stock options outstanding at December 31, 2003:

(shares in thousands)

			Average Remaining
	Options	Weighted Average	Contractual Life	Options	Weighted Average
Range of Exercise Prices	Outstanding	Exercise Price	(Years)	Exercisable	Exercise Price
$13.90 to 16.5650	33	$15.67	1.0	33	$15.67
16.5651 to 21.1800	85	20.48	2.1	85	20.48
21.1801 to 24.7100	350	23.06	5.2	350	23.06
24.7101 to 28.2400	623	27.23	5.7	623	27.23
28.2401 to 31.7700	887	28.83	8.4	635	28.88
31.7701 to 33.8400	1,465	32.86	6.1	952	32.33

	3,443	$29.33	6.4	2,678	$28.53

The number of options exercisable at December 31, 2003 and 2002 was 2.7 million and 2.4 million, respectively. The weighted average fair value of options granted during 2003, 2002, and 2001 was $4.45, $4.17 and $7.72, respectively.

NOTE 15 - Segment Information

The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and, prior to the December 2002 dissolution of CPMCP, its then non-consolidated equity interest in that entity. This region also included EBS until it was sold in February 2002. The Company’s South America operations include corn-refining businesses in Brazil, Colombia, Ecuador and the Southern Cone of South America, which includes Argentina, Chile and Uruguay. The Company’s Asia/Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia and Kenya, and a tapioca root processing operation in Thailand.

(in millions)	2003	2002	2001
Net sales to unaffiliated customers (a):
North America	$1,329	$1,219	$1,212
South America	495	401	440
Asia/Africa	278	251	235

Total	$2,102	$1,871	$1,887

Operating income (b):
North America	$68	$56	$65
South America	83	58	68
Asia/Africa	54	54	45
Corporate	(31)	(23)	(17)
Non-recurring earnings	—	8	5

Total	$174	$153	$166

Total assets (c):
North America	$1,380	$1,369	$1,441
South America	468	360	491
Asia/Africa	362	339	308

Total	$2,210	$2,068	$2,240

Depreciation and amortization:
North America	$76	$80	$87
South America	18	17	28
Asia/Africa	7	6	12

Total	$101	$103	$127

Capital expenditures:
North America	$31	$41	$52
South America	30	16	28
Asia/Africa	22	21	14

Total	$83	$78	$94

Notes:

(a)	Sales between segments for each of the periods presented are insignificant and therefore are not presented.

(b)	Includes earnings from non-consolidated affiliates accounted for under the equity method as follows: South America - $1 million in each of 2003, 2002 and 2001; North America - $6 million and $13 million in 2002 and 2001, respectively.

(c)	Includes investments in non-consolidated affiliates accounted for under the equity method as follows: South America - $4 million at December 31, 2003, $3 million at December 31, 2002 and $4 million at December 31, 2001; North America - $13 million at December 31, 2001.

The following table presents net sales to unaffiliated customers by country of origin for the last three years:

	Net Sales
(in millions)	2003	2002	2001
United States	$738	$605	$599
Mexico	331	332	390
Canada	260	281	224
Brazil	251	195	200
Korea	170	162	155
Argentina	102	63	100
Others	250	233	219

Total	$2,102	$1,871	$1,887

The following table presents long-lived assets by country at December 31:

	Long-lived Assets
(in millions)	2003	2002	2001
United States	$406	$433	$434
Mexico	420	433	457
Canada	165	147	151
Brazil	112	88	131
Korea	212	210	186
Argentina	116	67	135
Others	171	146	158

Total	$1,602	$1,524	$1,652

Supplemental Financial Information

Unaudited Quarterly Financial Data

Summarized quarterly financial data is as follows:

(in millions, except per share amounts)	1st QTR	2nd QTR	3rd QTR	4th QTR
2003
Net sales before shipping and handling costs	$518	$583	$583	$585
Less: shipping and handling costs	39	44	42	42

Net sales	$479	$539	$541	$543
Gross profit	69	79	84	93
Net income	14	18	20	24
Basic earnings per common share	$0.38	$0.50	$0.55	$0.68
Diluted earnings per common share	$0.38	$0.50	$0.55	$0.67

(in millions, except per share amounts)	1st QTR		2nd QTR	3rd QTR	4th QTR
2002
Net sales before shipping and handling costs	$458		$515	$507	$499
Less: shipping and handling costs	26		29	27	26

Net sales	$432		$486	$480	$473
Gross profit	59		72	70	66
Net income	11	*	19	17	16	**
Basic earnings per common share	$0.31	*	$0.52	$0.48	$0.46	**
Diluted earnings per common share	$0.31	*	$0.52	$0.48	$0.46	**

*Includes a $5 million ($3 million, net of tax, or $0.08 per diluted common share) gain primarily related to the sale of EBS, net of restructuring charges.

**Includes a $3 million ($2 million, net of tax, or $0.06 per diluted common share) gain from the dissolution of CPMCP.

Common Stock Market Prices and Dividends

The Company’s common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.

	1st QTR	2nd QTR	3rd QTR	4th QTR
2003
Market price range of common stock
High	$31.48	$32.50	$33.49	$36.25
Low	27.14	28.75	28.90	31.98
Close	29.16	30.03	31.85	34.45
Dividends declared per common share	$0.10	$0.10	$0.10	$0.12
2002
Market price range of common stock
High	$34.04	$34.42	$31.23	$30.90
Low	26.64	29.69	23.68	27.11
Close	32.20	31.12	28.75	30.13
Dividends declared per common share	$0.10	$0.10	$0.10	$0.10

The number of shareholders of record of the Company’s stock at December 31, 2003 was approximately 10,800.

          Ten-Year Financial Highlights *

(in millions, except per share amounts)	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Summary of operations
Net sales	$2,102	$1,871	$1,887	$1,865	$1,735	$1,448	$1,418	$1,524	$1,387	$1,385
Net income (loss) as previously reported	76	63	57	48	77	43	(75)	23	135	100
Adjustment for effect of a change in accounting for inventories	—	—	—	—	(3)	—	(1)	2	1	(2)
Net income (loss) as adjusted	76	63	57	48	74	43	(76)	25	136	98
Basic earnings (loss) per common share:
Net income (loss) as previously reported	$2.12	$1.78	$1.60	$1.35	$2.06	$1.19	$(2.10)	$0.64	$3.79	$2.81
Adjustment for effect of a change in accounting for inventories	—	—	—	—	(0.08)	(0.01)	(0.03)	0.06	0.03	(0.06)
Net income (loss) as adjusted	$2.12	$1.78	$1.60	$1.35	$1.98	$1.18	$(2.13)	$0.70	$3.82	$2.75
Cash dividends declared per common share	$0.42	$0.40	$0.40	$0.40	$0.36	$0.16	—	—	—	—

Balance sheet data
Working capital	$153	$138	$(120)	$69	$104	$46	$(83)	$151	$33	$113
Property, plant and equipment-net	1,187	1,154	1,293	1,407	1,349	1,298	1,057	1,057	920	830
Total assets	2,210	2,068	2,240	2,339	2,217	1,956	1,676	1,676	1,315	1,214
Total debt	550	600	756	720	544	404	350	350	363	294
Redeemable common stock**	67	58	64	47	57	50	—	—	—	—
Stockholders’ equity **	911	770	793	913	973	1,009	992	1,033	606	555
Shares outstanding, year end	36.2	35.7	35.4	35.3	36.9	37.6	35.6	—	—	—

Statistical data
Depreciation and amortization	$101	$103	$127	$135	$122	$95	$95	$88	$82	$80
Capital expenditures	83	78	94	143	162	91	100	192	188	145
Maintenance and repairs	81	72	82	78	84	67	69	61	65	65
Total employee costs	191	187	194	195	192	131	142	170	164	149

*	All periods prior to 2000 have been retroactively restated to reflect the change in accounting for inventories effective January 1, 2000.

**	Amounts have been restated to reflect the reclassification of redeemable common stock from stockholders’ equity for periods from 1998 through 2002.

Note: 1997 and prior per share amounts are pro forma and have been computed by dividing net income (loss) by the shares outstanding, which were 35.6 million at December 31, 1997, the date that the Company was spun off from CPC International, Inc. For the purpose of this calculation, the shares outstanding at December 31, 1997 were assumed to be outstanding for all periods prior.