Form 10-K, Exhibit 13
period 2004-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2005-03-11
CIK 1046257

EXHIBIT 13.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW AND OUTLOOK

We are a leading regional producer of starches, liquid sweeteners and other ingredients around the world. We are one of the world’s largest corn refiners and the leading corn refiner in Latin America. The corn refining industry is highly competitive. Many of our products are viewed as commodities that compete with virtually identical products manufactured by other companies in the industry. However, we have twenty-seven manufacturing plants located throughout North America, South America and Asia/Africa and we manage and operate our businesses at a local level. We believe this approach provides us with a unique understanding of the cultures and product requirements in each of the geographic markets in which we operate, bringing added value to our customers. Our sweeteners are found in products such as baked goods, candies, chewing gum, dairy products and ice cream, soft drinks and beer. Our starches are a staple of the food, paper, textile and corrugating industries.

Critical success factors in our business include managing our significant manufacturing cost, including corn and utilities. In addition, due to our global operations we are exposed to fluctuations in foreign currency exchange rates, as well as to changes in interest rates. We use derivative financial instruments, when appropriate, for the purpose of minimizing the risks and/or costs associated with fluctuations in commodity prices, foreign exchange rates and interest rates. Also, the corn wet milling industry is capital intensive and requires that we generate significant cash flow on a yearly basis in order to selectively reinvest in the business and grow organically, as well as through strategic acquisitions and alliances. We utilize certain key metrics relating to working capital, debt and return on capital employed to monitor our progress toward achieving our strategic business objectives (see section entitled “Key Performance Metrics”).

The year 2004 was an excellent year for Corn Products International, Inc. as we achieved record highs for net sales, operating income, net income and diluted earnings per common share, despite the recording of a $21 million (pretax) restructuring charge for plant closings. We also generated strong operating cash flows that we used to grow our business, increase our dividend and enhance our liquidity. Additionally, we continued to make significant progress toward our goal of earning returns that meet and ultimately exceed our cost of capital.

In North America, operating income grew 28 percent from a year ago primarily due to improved performance in Canada and Mexico. Late in the third quarter we began to sell high fructose corn syrup (“HFCS”) to certain beverage customers in Mexico despite the continuation of the discriminatory tax on beverages sweetened with HFCS in that country. These sales are continuing. While we are encouraged by the resumption of HFCS sales to certain beverage customers in Mexico, we continue to work towards a repeal of this tax in Mexico (see section entitled “Mexican Tax on Beverages Sweetened With HFCS”). In South America, operating income increased 18 percent, driven principally by earnings growth in Brazil. In Asia/Africa, operating income fell 11 percent, primarily reflecting lower results in South Korea.

In 2005, we plan to continue to focus on increasing our profitability and cash flow through business growth and gaining operating efficiencies across our global operations, while maintaining a strong balance sheet. We anticipate that operating income for 2005 will grow over 2004 (exclusive of the aforementioned $21 million restructuring charge), although the rate of such growth may not be as strong as that achieved in 2004. We currently believe that 2005 net income will improve over 2004.

RESULTS OF OPERATIONS

On December 1, 2004, the Company’s board of directors declared a two-for-one stock split effected as a 100-percent stock dividend on the Company’s common stock. The dividend shares were issued on January 25, 2005 to shareholders of record at the close of business on January 4, 2005. Accordingly, all share and per share data for the periods presented in this report have been retroactively adjusted to reflect the stock split.

2004 COMPARED TO 2003

NET INCOME. Net income for 2004 increased 24 percent to $94 million, or $1.25 per diluted common share, from 2003 net income of $76 million, or $1.06 per diluted common share. The 2004 results include a restructuring charge for plant closures of $21 million ($15 million after-tax) relating to the Company’s manufacturing optimization initiative in Mexico and South America, which consists of a $19 million write-off of fixed assets and a $2 million charge for employee termination costs. See also Note 6 of the Notes to the Consolidated Financial Statements.

The increase in net income for 2004 over 2003 primarily reflects improved operating income, reduced financing costs, a lower effective income tax rate and a reduction in the minority interest in earnings.

NET SALES. Net sales for 2004 increased to $2.28 billion from $2.10 billion in 2003, as sales grew in each of our regions.

A summary of net sales by geographic region is shown below:

(in millions)	2004	2003	Increase	% Change
North America	$1,419	$1,329	$90	7%
South America	556	495	61	12%
Asia/Africa	308	278	30	11%

Total	$2,283	$2,102	$181	9%

The increase in net sales reflects volume growth of 4 percent, price/product mix improvement of 2 percent, and a 3 percent increase from currency translation attributable to stronger foreign currencies relative to the US dollar.

Sales in North America increased 7 percent, reflecting volume growth of 3 percent, price/product mix improvement of 2 percent, and a 2 percent increase associated with currency translation attributable to a stronger Canadian dollar. Sales in South America increased 12 percent, driven by volume growth of 7 percent and a 6 percent increase attributable to stronger foreign currencies, which more than offset a 1 percent price/product mix decline. Sales in Asia/Africa increased 11 percent, reflecting price/product mix improvement of 9 percent and a 2 percent increase attributable to stronger Asian currencies. Volume in the region was relatively unchanged from 2003.

COST OF SALES. Cost of sales for 2004 increased 9 percent to $1.93 billion from $1.78 billion in 2003. The increase was principally due to volume growth and higher corn and energy costs. Our gross profit margin for 2004 was 15 percent, consistent with last year, as improved margins in North America and South America offset lower margins in Asia/Africa.

SELLING, GENERAL and ADMINISTRATIVE EXPENSES. Selling, general and administrative (“SG&A”) expenses for 2004 increased 6 percent to $158 million from $149 million in 2003, due primarily to higher compensation-related expenses and increased corporate governance costs related to the implementation of the provisions of the Sarbanes-Oxley Act of 2002. SG&A expenses for 2004 represented 7 percent of net sales, consistent with the prior year.

EARNINGS FROM NON-CONTROLLED AFFILIATES AND OTHER INCOME (EXPENSE)- NET. Earnings from non-controlled affiliates and other income (expense)-net for 2004 increased $5 million from 2003, primarily reflecting a $1 million gain from the sale of an investment in 2004 and the recording, in 2003, of various asset write-downs aggregating $3 million.

OPERATING INCOME. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
(in millions)	2004	2003	Variance	% Change
North America	$87	$68	$19	28%
South America	98	83	15	18%
Asia/Africa	48	54	(6)	(11)
Corporate expenses	(33)	(31)	(2)	(6)%

Total	$200	$174	$26	15%
Plant closing costs (a)	(21)	—	(21)	(100)

Operating income	$179	$174	$5	3%

(a)	Includes a $19 million write-off of fixed assets and a $2 million charge for employee termination costs pertaining to the Company’s manufacturing optimization initiative in Mexico and South America. See also Note 6 of the Notes to the Consolidated Financial Statements.

Operating income for 2004, including the $21 million restructuring charge for plant closures, increased 3 percent to $179 million from $174 million in 2003. Excluding the restructuring charge, operating income increased 15 percent from 2003 driven by earnings growth in North America and South America. North America operating income increased 28 percent from a year ago primarily due to improved performance in Canada and Mexico. Additionally, operating income in the region benefited from new legislation in Mexico that allowed us to reduce an existing employee benefit accrual by $2.6 million. The earnings increase in Mexico partially reflects increased sales of HFCS which, as previously mentioned, increased late in third quarter 2004 and are continuing, despite that country’s tax on beverages sweetened with HFCS. See also section entitled “Mexican Tax on Beverages Sweetened with HFCS.” South America operating income increased 18 percent from 2003, principally reflecting significantly higher earnings in Brazil where robust economic growth has resulted in strong demand for our products. Asia/Africa operating income declined 11 percent from a year ago, principally due to an earnings decline in South

Korea, where lower sales volume attributable to a weak economy and higher corn costs unfavorably affected our business.

FINANCING COSTS-NET. Financing costs-net declined to $34 million in 2004 from $39 million in 2003. The decrease primarily reflects lower interest costs attributable to reduced indebtedness and an increase in interest income. An increase in foreign currency transaction losses of approximately $1 million partially offset the lower interest costs.

PROVISION FOR INCOME TAXES. Our effective income tax rate was 30 percent in 2004 as compared to 36 percent in 2003. The decrease mainly reflects a reduction in foreign income taxes attributable to a statutory rate reduction and a favorable tax ruling in Mexico. Additionally, a statutory rate reduction in South Korea also contributed to the lower effective tax rate.

MINORITY INTEREST IN EARNINGS. Minority interest in earnings declined to $8 million in 2004 from $10 million in 2003. The decline from 2003 mainly reflects the effect of our March 2003 purchase of the remaining interest in our now wholly-owned Southern Cone of South America business and lower earnings in South Korea, partially offset by increased earnings in Pakistan.

COMPREHENSIVE INCOME (LOSS). We recorded comprehensive income of $116 million in 2004, as compared with comprehensive income of $151 million in 2003. This decrease primarily reflects losses on cash flow hedges, which more than offset increased net income.

2003 COMPARED TO 2002

NET INCOME. Net income for 2003 increased 21 percent to $76 million, or $1.06 per diluted common share, from 2002 net income of $63 million, or $0.89 per diluted common share. The 2002 results include $8 million ($5 million after-tax) of net non-recurring earnings consisting primarily of a gain from the sale of a business unit, net of certain one-time charges, and the impact from the December 2002 dissolution of CornProductsMCP Sweeteners LLC (“CPMCP”).

The increase in net income for 2003 over 2002 primarily reflects significantly improved operating income in South America and North America, which more than offset increased corporate expenses, higher financing costs and an increase in the provision for income taxes. A reduction in the minority interest in earnings also contributed to the improvement in net income.

NET SALES. Net sales for 2003 increased to $2.10 billion from $1.87 billion in 2002, as sales grew in each of our regions.

A summary of net sales by geographic region is shown below:

(in millions)	2003	2002	Increase	% Change
North America	$1,329	$1,219	$110	9%
South America	495	401	94	23%
Asia/Africa	278	251	27	11%

Total	$2,102	$1,871	$231	12%

The increase in net sales reflects price/product mix improvement of 9 percent, 2 percent volume growth and a 1 percent increase from currency translation attributable to stronger foreign currencies relative to the US dollar.

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

COST OF SALES. Cost of sales for 2003 increased 11 percent to $1.78 billion from $1.60 billion in 2002. The increase was principally due to higher corn costs and improved volumes. Our gross profit margin for 2003 rose to 15 percent from 14 percent in 2002, primarily reflecting improved operating margins in South America as we recovered strongly from the economic volatility of 2002. Improved operating margins in North America, reflecting higher product selling prices and cost reductions attributable to prior year restructuring activities, also contributed to the increased gross profit margin for the Company.

SELLING, GENERAL and ADMINISTRATIVE EXPENSES. SG&A expenses for 2003 increased 11 percent to $149 million from $134 million in 2002, due primarily to higher insurance premiums, increased compensation-related expenses and increased corporate governance costs associated with the implementation of the provisions of the Sarbanes-Oxley Act of 2002. SG&A expenses for 2002 included $3 million of non-recurring costs. SG&A expenses for 2003 represented 7 percent of net sales, consistent with the prior year.

EARNINGS FROM NON-CONTROLLED AFFILIATES AND OTHER INCOME (EXPENSE)-NET. Earnings from non-controlled affiliates and other income (expense)-net for 2003 decreased $21 million from 2002, primarily reflecting a reduction in earnings from non-controlled affiliates attributable to the cessation of CPMCP, various asset write-downs aggregating $3 million in 2003, and the recording in 2002 of an $8 million gain from the sale of Enzyme-Bio Systems Ltd. and a $3 million gain from the dissolution of CPMCP.

OPERATING INCOME. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
(in millions)	2003	2002	Variance	% Change
North America	$68	$56	$12	21%
South America	83	58	25	43%
Asia/Africa	54	54	—	—
Corporate expenses	(31)	(23)	(8)	(35)%

Total	$174	$145	$29	20%
Non-recurring items, net	—	8	(8)	(100)%

Operating income	$174	$153	$21	14%

Operating income for 2003 increased 14 percent to $174 million from $153 million in 2002, driven by substantial earnings growth in North America and South America. North America operating income increased 21 percent from 2002 primarily due to significantly higher earnings in the United States where operating margins benefited from higher product selling prices and cost reduction programs. Additionally, increased operating income for Mexico also contributed to the improved North American operating results, although to a lesser extent. The earnings increase in Mexico occurred despite that country’s continuing tax on beverages sweetened with HFCS. See also section entitled “Mexican Tax on Beverages Sweetened with HFCS.” South America operating income increased 43 percent reflecting earnings growth in the Southern Cone of South America and Brazil, as we recovered strongly from the difficult economic conditions and currency devaluations experienced in 2002. Asia/Africa operating income was flat as volume growth and favorable translation effects attributable to stronger local currencies were offset by weaker price/product mix, a $1 million asset write-down associated with the transfer of our manufacturing facility from Malaysia to Thailand and start-up costs pertaining to our new glucose channel in Thailand.

FINANCING COSTS-NET. Financing costs-net increased to $39 million in 2003 from $36 million in 2002. The increase primarily reflects higher interest rates associated with our 2002 debt refinancing to extend maturities. Reduced average indebtedness partially offset the impact of the higher interest rates.

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

MEXICAN TAX ON BEVERAGES SWEETENED WITH HFCS

On January 1, 2002, a discriminatory tax on beverages sweetened with high fructose corn syrup (“HFCS”) approved by the Mexican Congress late in 2001, became effective. In response to the enactment of the tax, which at the time, effectively ended the use of HFCS for beverages in Mexico, the Company ceased production of HFCS 55 at our San Juan del Rio plant, one of its three plants in Mexico. Over time, the Company has resumed production and sales of HFCS to certain beverage customers. These sales increased significantly beginning late in the third quarter of 2004 and are continuing; however, the tax remains in place.

We continue to explore all options for repealing the tax and eliminating any long-term negative financial impact from the tax. While shipments of HFCS have increased recently, there is no assurance that they will continue at these levels going forward. Therefore, in order to attempt to mitigate any impact of the continuation of the tax on the business in Mexico, we have taken several actions including the following:

•	Continuing the lobbying efforts seeking relief from the tax.

•	Exploring new markets for the HFCS production capability in and around Mexico.

•	Restructuring of the Mexican operations in an effort to improve efficiency and reduce operating costs. This included the closing of one plant in the fourth quarter of 2004.

•	Submitting an arbitration claim against the government of Mexico under the provisions of the North American Free Trade Agreement (“NAFTA”) seeking recovery in an amount not less than $325 million.

While we continue to believe that the tax will be repealed, we cannot predict with any certainty the likelihood or timing of such repeal. Failure to repeal the tax and a decline from the current levels of HFCS shipments could have a long-term effect on the operating results and cash flows of our Mexican operation. See also section entitled “Critical Accounting Policies and Estimates.”

LIQUIDITY & CAPITAL RESOURCES

At December 31, 2004, our total assets were $2.37 billion, up from $2.22 billion at December 31, 2003. This increase primarily reflects translation effects associated with stronger foreign currencies relative to the US dollar. Stockholders’ equity increased to $1.08 billion at December 31, 2004 from $911 million at December 31, 2003, principally attributable to our 2004 net income, favorable currency translation effects, open market sales of redeemable common stock and the exercise of stock options.

At December 31, 2004, we had total debt outstanding of $568 million, compared to $550 million at December 31, 2003. The debt outstanding includes $255 million (face amount) of 8.25 percent senior notes due 2007, $200 million (face amount) of 8.45 percent senior notes due 2009 and $115 million of consolidated subsidiary indebtedness, consisting of local country borrowings. Of the consolidated subsidiary indebtedness, $88 million represents short-term borrowings. Corn Products International, as the parent company, guarantees certain obligations of several of its consolidated subsidiaries, which aggregated $41 million at December 31, 2004. Management believes that such consolidated subsidiaries will meet their financial obligations as they become due.

The principal source of our liquidity comes from our internally generated cash flow, which we supplement as necessary with our ability to borrow on our bank lines and to raise funds in both the debt and equity markets. We have a $180 million Revolving Credit Agreement (the “Revolving Credit Agreement”), consisting of a $150 million revolving credit facility in the US and a $30 million revolving credit facility for our wholly-owned Canadian subsidiary, which extends to September 2009. There were no outstanding borrowings under the Revolving Credit Agreement at December 31, 2004. We also have approximately $255 million of unused operating lines of credit in the various foreign countries in which we operate.

The weighted average interest rate on total Company indebtedness was approximately 6.1 percent for both 2004 and 2003. The Company has interest rate swap agreements that effectively convert the interest rate associated with the Company’s 8.45 percent senior notes to a variable interest rate. The fair value of these agreements approximated $18 million and $22 million at December 31, 2004 and 2003, respectively.

NET CASH FLOWS

A summary of operating cash flows is shown below:

(in millions)	2004	2003
Net income	$94	$76
Depreciation	102	101
Write-off of fixed assets – plant closures	19	—
Deferred income taxes	(9)	4
Minority interest in earnings	8	10
Changes in working capital	(37)	49
Other	(11)	(4)

Cash provided by operations	$166	$236

Cash provided by operations was $166 million in 2004, as compared with $236 million in 2003. The decrease in operating cash flow was driven principally by an increase in working capital primarily attributable to margin calls on corn futures contracts in the US and Canada and an increase in inventories. We will continue to hedge our US and Canadian corn purchases through the use of corn futures contracts and accordingly, will be required to make or be entitled to receive, cash deposits for margin calls depending on the movement in the market price for corn. The cash provided by operations was used primarily to fund capital expenditures and acquisitions, including the fourth quarter 2004 purchase of the remaining minority interest in our South Korean business. Listed below are the Company’s primary investing and financing activities for 2004 (in millions):

Capital expenditures	$(104)
Payments for acquisitions, net	(68)
Proceeds from sale of investment	21
Proceeds from issuance of common stock	30
Dividends paid (including dividends to minority interest shareholders)	(23)

On December 29, 2004, the Company increased its ownership in Doosan Corn Products Korea, Inc. (“DCPK”), to 100 percent by purchasing an additional 25 percent ownership interest from the minority interest shareholders, and subsequently renamed the wholly-owned subsidiary Corn Products Korea, Inc. The Company paid $65 million in cash to acquire the additional ownership interest, which approximated the carrying value of the minority interest. The decline in the minority interest in subsidiaries on our consolidated balance sheet from $78 million at December 31, 2003 to $18 million at December 31, 2004 primarily reflects this transaction.

We currently anticipate that capital expenditures for 2005 will approximate $170 million. Included in this estimate are expenditures relating to the previously announced $100 million capital project at our Argo plant located in Bedford Park, Illinois. The project will include the shutdown and replacement of the plant’s three current coal-fired boilers with one coal-fired boiler. This project is expected to reduce the plant’s emissions as well as provide more efficient and effective energy production. Construction began in the fourth quarter of 2004 and the project is expected to be completed in the second quarter of 2006.

On December 1, 2004, our board of directors increased the quarterly cash dividend by 16.7 percent to $0.07 per share of common stock. The cash dividend was paid on January 25, 2005 to stockholders of record at the close of business on January 4, 2005.

We expect that our operating cash flows and borrowing availability under our credit facilities will be more than sufficient to fund our anticipated capital expenditures, dividends and other investing and/or financing strategies for the foreseeable future.

CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS

The table below summarizes our significant contractual obligations as of December 31, 2004. Information included in the table is cross-referenced to the Notes to the Consolidated Financial Statements elsewhere in this report, as applicable.

(in millions)	Payments due by period
			Less			More
Contractual	Note		than 1	2 – 3	4 – 5	than 5
Obligations	reference	Total	year	years	years	years

Long-Term Debt	8	$482	$—	$282	$200	$—
Operating Lease Obligations	9	84	18	28	23	15
Purchase Obligations *		334	56	74	41	163

Total		$900	$74	$384	$264	$178

*	The purchase obligations relate principally to power supply agreements, including take or pay energy supply contracts, which help to provide us with an adequate power supply at certain of our facilities.

As described in Note 13 of the Notes to the Consolidated Financial Statements, we have an agreement with certain common stockholders (collectively the “holder”), a representative of which serves on our Board of Directors, relating to certain common shares, that provides the holder with the right to require us to repurchase the underlying common shares for cash at a price equal to the average of the closing per share market price of the Company’s common stock for the 20 trading days immediately preceding the date that the holder exercises the put option. The put option is exercisable at any time until January 2010 when it expires. The holder can also elect to sell the common shares on the open market, subject to certain restrictions. The holder of the put option may not require us to repurchase less than 500,000 shares on any single exercise of the put option and the put option may not be exercised more than once in any six month period. In the event the holder exercises the put option requiring us to repurchase the shares, we would be required to pay for the shares within 90 calendar days from the exercise date if the holder is selling the minimum number of shares (500,000), and within a prorated time period of between 90 and 360 calendar days if the holder is selling more than the minimum number of shares. For intermediate share amounts, a pro-rata payment period would be calculated (based on the number of shares put). Any amount due would accrue interest at our revolving credit facility rate from the date of exercise until the payment date. In the event the holder had put all of the shares subject to the agreement to us on December 31, 2004, we would have been obligated to repurchase the shares for approximately $33 million based upon the average of the closing per share market price of the Company’s common stock for the 20 trading days prior to December 31, 2004 ($26.90 per share).

This amount is reflected as redeemable common stock in our consolidated balance sheet at December 31, 2004.

We currently anticipate that in 2005 we will make cash contributions of $4 million and $6 million to our US and Canadian pension plans, respectively. See Note 11 of the Notes to the Consolidated Financial Statements for further information with respect to our pension and postretirement benefit plans.

KEY PERFORMANCE METRICS

The Company uses certain key metrics to better monitor our progress towards achieving our strategic business objectives. These metrics relate to our return on equity, our financial leverage, and our management of working capital, each of which is tracked on an ongoing basis. We assess whether we are achieving an adequate return on stockholders’ equity by measuring our “Return on Capital Employed” against our cost of capital. We monitor our financial leverage by regularly reviewing our ratio of debt to earnings before interest, taxes, depreciation and amortization (“Debt to EBITDA”) and our “Debt to Capitalization” percentage to assure that we are properly financed. We assess our level of working capital investment by evaluating our “Operating Working Capital as a percentage of Net Sales.” We believe the use of these metrics enables us to better run our business and is useful to investors.

In the prior year annual report on Form 10-K, a “Return on Net Sales” percentage was included in the Key Performance Metrics section. We have determined that the “Debt to EBITDA” ratio better monitors our progress towards achieving our strategic business objective of growing our business while maintaining appropriate debt levels, and it has therefore replaced the Return on Net Sales percentage as a key performance metric beginning in 2004. Additionally, “Working Capital as a percentage of Net Sales” has been replaced by “Operating Working Capital as a percentage of Net Sales.”

The metrics below include certain information (including Capital Employed, Adjusted Operating Income, EBITDA, Adjusted Current Assets and Operating Working Capital), that is not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). A reconciliation of these amounts to the most directly comparable financial measures calculated in accordance with GAAP is contained in the following tables. Management believes that this non-GAAP information provides investors with a meaningful presentation of useful information on a basis consistent with the way in which management monitors and evaluates the Company's operating performance. The information presented should not be considered in isolation and should not be used as a substitute for our financial results calculated under GAAP. In addition, these non-GAAP amounts are susceptible to varying interpretations and calculations, and the amounts presented below may not be comparable to similarly titled measures of other companies.

Our calculations of these key metrics for 2004 with comparison to the prior year are as follows:

Return on Capital Employed (dollars in millions)	2004	2003
Total stockholders’ equity	$1,081	$911
Add:
Cumulative translation adjustment	292	349
Minority interest in subsidiaries	18	78
Redeemable common stock	33	67
Total debt	568	550
Less:
Cash and cash equivalents	(101)	(70)

Capital employed (a)	$1,891	$1,885

Operating income	$179	$174
Adjusted for:

Income taxes (at effective tax rates of 30% in 2004 and 36% in 2003)	(54)	(63)

Adjusted operating income, net of tax (b)	$125	$111

Return on Capital Employed (b÷a)	6.6%	5.9%

Debt to EBITDA ratio (dollars in millions)	2004	2003
Short-term debt	$88	$98
Long-term debt:	480	452

Total debt (a)	$568	$550

Net income	$94	$76
Add back:
Minority interest in earnings	8	10
Provision for income taxes	43	49
Interest expense, net of interest income of $3 and $1, respectively	33	39
Depreciation	102	101

EBITDA (b)	$280	$275

Debt to EBITDA ratio (a ÷ b)	2.0	2.0

Debt to Capitalization percentage (dollars in millions)	2004	2003
Short-term debt	$88	$98
Long-term debt	480	452

Total debt (a)	$568	$550

Deferred income tax liabilities	$177	$196
Minority interest in subsidiaries	18	78
Redeemable common stock	33	67
Stockholders’ equity	1,081	911

Total capital	$1,309	$1,252

Total debt and capital (b)	$1,877	$1,802

Debt to Capitalization percentage (a÷b)	30.3%	30.5%

Operating Working Capital
as a percentage of Net Sales (dollars in millions)	2004	2003
Current assets	$661	$547
Less: Cash and cash equivalents	(101)	(70)

Adjusted current assets	$560	$477

Current liabilities	$462	$394
Less: Short-term debt	(88)	(98)

Adjusted current liabilities	$374	$296

Operating working capital (a)	$186	$181

Net sales (b)	$2,283	$2,102

Operating Working Capital as a percentage of Net Sales (a ÷ b)	8.1%	8.6%

Commentary on Key Performance Metrics:
In accordance with the Company’s long-term objectives, we have set certain goals relating to key performance metrics that we will strive to meet over the next two to three years. To date, we have achieved three of our four established targets and made progress during 2004 towards the eventual attainment of our Return on Capital Employed goal. However, no assurance can be given that this goal will be attained and various factors could affect our ability to achieve not only this goal, but to also continue to meet our other key performance metric targets. See Item 7A “Quantitative and Qualitative Disclosures About Market Risk” and “Risks and Uncertainties” below.

Return on Capital Employed – Our goal is to achieve a Return on Capital Employed in excess of 8.5 percent, which is our average Cost of Capital as calculated based upon our current financing profile. In determining this performance metric, the negative cumulative translation adjustment is added back to stockholders’ equity to calculate returns based on the Company’s original investment costs. The increase in our computed return for 2004 to 6.6 percent, from 5.9 percent in 2003, primarily reflects the impact of the improved operating income in South America and North America and the favorable effect of the decrease in our effective income tax rate from 36 percent in 2003 to 30 percent in 2004. The improvement in this metric was accomplished despite the fact that 2004 operating income included a $21 million restructuring charge for plant closures. See also Note 6 to the Consolidated Financial Statements for additional information relating to the plant closures.

Debt to EBITDA ratio – Our goal is to maintain a ratio of debt to EBITDA of less than 2.25. This ratio remained at 2.0 as of December 31, 2004, as our debt increase of $18 million was offset by a $5 million increase in EBITDA. The EBITDA was negatively impacted by the $21 million restructuring charge for plant closures.

Debt to Capitalization percentage – Our goal is to maintain a Debt to Capitalization Percentage in the range of 32 to 35 percent. At December 31, 2004 our Debt to Capitalization Percentage was 30.3 percent, as compared with 30.5 percent a year ago, as an improving capital base more than offset a slight increase in debt. We will strive to keep this ratio from exceeding the established range as we focus our growth on leveraging our assets through strategic acquisitions, joint ventures and alliances, and by selling those assets that do not meet our long-term strategy.

Operating Working Capital as a percentage of Net Sales – Our goal is to maintain operating working capital in a range of 8 to 10 percent of our net sales. The metric decreased to 8.1 percent at December 31, 2004 from 8.6 percent a year ago, as we achieved net sales growth of 9 percent while maintaining relatively consistent operating working capital levels. We will continue to focus on managing our working capital in 2005.

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

Energy costs represent a significant portion of our operating costs. The primary use of energy is to create steam in the production process and in dryers to dry product. We consume coal, natural gas, electricity, wood and fuel oil to generate energy. The market prices for these commodities vary depending on supply and demand, world economies and other factors. We purchase these commodities based on our anticipated usage and the future outlook for these costs. We cannot assure that we will be able to purchase these commodities at prices that we can adequately pass on to customers to sustain or increase profitability. We periodically use derivative financial instruments to hedge portions of our natural gas costs.

Our commodity price hedging instruments generally relate to contracted firm-priced business. Based on our overall commodity hedge exposure at December 31, 2004, a hypothetical 10 percent decline in market prices applied to the fair value of the instruments would result in a charge to other comprehensive income (loss) of approximately $23 million, net of income tax benefit. It should be noted that any change in the fair value of the contracts, real or hypothetical, would be substantially offset by an inverse change in the value of the underlying hedged item.

INTERNATIONAL OPERATIONS AND FOREIGN EXCHANGE. We have operated a multinational business subject to the risks inherent in operating in foreign countries and with foreign currencies for many years. Our non-US operations are subject to foreign currency exchange fluctuations, as well as to political, economic and other risks, such as those previously described in the section entitled “Mexican Tax on Beverages Sweetened with HFCS.”

Because we primarily sell world commodities, we believe that local prices will adjust relatively quickly to offset the effect of a local devaluation. We may occasionally hedge commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction.

INTEREST RATE EXPOSURE. Approximately 48 percent of our borrowings are fixed rate bonds and loans. Interest on the remaining 52 percent of our borrowings is subject to change based on changes in short-term rates, which could affect our interest costs. Included in the floating rate indebtedness information above is our $200 million Senior Notes due 2009 which, through the use of interest rate swaps, has effectively been converted from fixed to floating rate debt. Included in the fixed rate indebtedness information above is $18 million of Korean term loan debt which, through the use of cross currency interest rate swaps, has effectively been converted from floating rate US dollar to fixed rate Korean Won debt. See also Note 8 of the Notes to the Consolidated Financial Statements for further information. A hypothetical increase of 1 percentage point in the weighted average floating interest rate for 2004 would have increased interest expense and reduced pretax income for 2004 by approximately $3 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions and conditions.

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

LONG-LIVED ASSETS

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

We completed the required annual test of goodwill impairment for all of our affected reporting units in December 2004. In each case, based on our assumptions about future cash flows we expect to be able to generate from each reporting unit, the fair value of the reporting unit was in excess of the related carrying amounts, and accordingly, no impairment of goodwill was required to be measured and recognized. We also concluded that the Mexican Congress’ decision in December 2004 to continue the controversial tax on beverages sweetened with HFCS constituted a triggering event which necessitated that we re-assess the assumptions made relating to the recoverability of the carrying value of our HFCS production-related long-term assets in Mexico. We completed this assessment of our Mexican operation in December 2004 and concluded, based on our assumptions about future cash flows we expect to be able to generate from these assets, that their carrying values were not impaired. For additional information regarding the status of the Mexican government’s tax on beverages sweetened with HFCS, refer to the “Mexican Tax on Beverages Sweetened with HFCS” section above and to Note 3 of the Notes to the Consolidated Financial Statements.

Our ability to fully recover the carrying value of our long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with our Mexican operations, is dependent upon the generation of sufficient cash flows from the use or disposition of these assets. Based on our long-term forecasts of operating results, including the assumptions described below, we believe that we will generate sufficient cash flows from these long-term assets to fully recover their carrying values and accordingly no impairment of either goodwill or other long-term assets related to Mexico was recognized as of December 31, 2004.

In developing our estimates of the cash flows that we expect to generate from our Mexican operations, we have assumed that shipments of HFCS to the Mexican beverage industry will reach levels, beginning in 2005, that will be significantly higher than the actual results from each of the three previous years. Under these assumptions, the estimated fair value of our Mexican business would exceed its carrying amount. These assumptions are supported by the following significant external events:

•	During the third and fourth quarters of 2004, the Company increased production and sales of HFCS to certain Mexican beverage customers which have continued through February, 2005. These customers have obtained court rulings which have exempted them from paying the tax.

•	There has been a sugar shortage in Mexico caused in part by the tax.

•	The United States government filed a complaint with the World Trade Organization accusing Mexico of imposing unfair taxes on beverages sweetened with HFCS.

•	At differing times, meetings have been conducted between various representatives of United States sugar and HFCS producers, corn growers, and the Mexican sugar industry in an ongoing attempt to work out a solution to the various trade disputes that led to the imposition of the tax.

•	Two other United States based companies have jointly filed an arbitration claim against the Mexican government for compensation under the investment provisions NAFTA.

In addition to these developments related to the tax, we have also taken several actions to mitigate the effect of continued imposition of the tax on our business in Mexico. These include:

•	Continuing our lobbying efforts seeking relief from the tax.

•	Exploring new markets for our HFCS production capability in and around Mexico.

•	Restructuring of our Mexican operations in an effort to improve efficiency and reduce operating costs, including the closing of one plant in the fourth quarter of 2004.

•	Submitting an arbitration claim against the government of Mexico under the provisions of NAFTA seeking recovery in an amount not less than $325 million.

The assumptions used to formulate our cash flow estimates are subject to change in the future based on business conditions, including but not limited to a change in the current level of HFCS shipments to the Mexican beverage industry, as well as events affecting the likelihood of repeal of the tax, and the results of the impairment calculations could be significantly different if performed at a later date. In the event that the tax is not ultimately repealed or modified, or that actual results differ from those assumed, the Company could be required to recognize an impairment of goodwill and the amount of such impairment could be material. It could also lead to a further reorganization of our Mexican operations. The carrying value of the goodwill related to our Mexican operations was approximately $120 million at December 31, 2004.

As stated in previous filings, we are continuing our efforts to gain repeal of the tax and at the same time, to pursue the implementation of the alternative business strategies and operating cost reductions. However, there have been no formal actions taken toward the repeal of the tax. While we continue to believe that the profitability of the Mexican operations will support the carrying value of goodwill, we will continue to reevaluate certain of the key assumptions underlying our cash flow projections. We believe a continued lack of definitive results in negotiations with the Mexican government leading to the repeal or modification of the tax could increase the likelihood that an impairment charge would be required unless HFCS sales to the Mexican beverage industry continue at or above current levels for the long-term. The amount of such non-cash charge, if any, will depend on our assessment of the effect that the factors identified above have on expected future cash flow.

In concluding that an impairment of the Mexican goodwill may arise if the tax is not repealed or its effect on HFCS sales in Mexico otherwise mitigated, we have not assumed that any proceeds would be received from our arbitration claim for compensation under NAFTA against the Mexican government. Any recovery we receive from the resolution of this claim would reduce or offset, in whole or in part, the amount of any impairment to be recognized. However, no assurance can be made that we will be successful with our arbitration claim.

RETIREMENT BENEFITS

The Company sponsors non-contributory defined benefit plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. We also provide healthcare and life insurance benefits for retired employees in the United States and Canada. In order to measure the expense and obligations associated with these retirement benefits, management must make a variety of estimates and assumptions, including discount rates used to value certain liabilities, expected return on plan assets set aside to fund these costs, rate of compensation increase, employee turnover rates, retirement rates, mortality rates, and other factors. These estimates and assumptions are based on our historical experience, along with our knowledge and understanding of current facts, trends and circumstances. We use third-party specialists to assist management in evaluating our assumptions and estimates, as well as to appropriately measure the costs and obligations associated with our retirement benefit plans. Had we used different estimates and assumptions with respect to these plans, our retirement benefit obligations and related expense could vary from the actual amounts recorded, and such differences could be material.

NEW ACCOUNTING STANDARDS

In December 2003, the “Medicare Prescription Drug Improvement and Modernization Act of 2003” (the “Medicare Act”) was enacted into law. The Medicare Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Following the enactment into law of the Medicare Act, on January 12, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 106-1, which, on May 19, 2004, was superseded by FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003.” FSP 106-2 provides guidance on the accounting for the effects of the Medicare Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. The guidance in FSP 106-2 related to the accounting for the subsidy applies only to the sponsor of a single-employer defined benefit postretirement health care plan for which (a) the employer has concluded that prescription drug benefits available under the plan to some or all participants for some or all future years are actuarially equivalent to Medicare Part D and thus qualify for the subsidy under the Medicare Act and (b) the expected subsidy will offset or reduce the employer’s share of the cost of the underlying postretirement prescription drug coverage on which the subsidy is based. The Company determined that the prescription drug benefits under its US hourly postretirement health care plan are actuarially equivalent to Medicare Part D, and adopted FSP 106-2 prospectively, effective July 1, 2004. The adoption of FSP 106-2 did not have a material impact on the Company’s consolidated financial statements.

In March 2004, the FASB ratified the consensuses reached by the Emerging Issues Task Force (“EITF”) with respect to EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 addresses recognition, measurement and disclosure of other-than-temporary impairment evaluations for securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and equity securities that are not subject to the scope of SFAS No. 115 and are not accounted for under the equity method. The recognition and measurement guidance was effective for reporting periods beginning after June 15, 2004. In September 2004, FASB Staff Position EITF Issue No. 03-1-1 was issued, which delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF Issue No. 03-1 pending final issuance of an FSP providing other application guidance. Disclosures for cost method investments became effective in annual financial statements for fiscal years ending after June 15, 2004. See Note 2 to the Consolidated Financial Statements, section entitled “Investments” for information relating to cost method investments.

In November 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. The standard requires that such costs be excluded from the cost of inventory and expensed when incurred. SFAS 151 is effective for fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its consolidated financial statements.

In December 2004, the FASB issued FSP FAS No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” This FSP, which became effective upon issuance, provides that the tax deduction for income with respect to qualified domestic production activities, as part of the American Jobs Creation Act of 2004 that was enacted on October 22, 2004, will be treated as a special deduction as described in SFAS No. 109. As a result, this deduction has no effect on the Corporation’s deferred tax assets and liabilities existing at the date of enactment. Instead, the impact of this deduction, which is effective January 1, 2005, will be reported in the period in which the deduction is claimed on the Corporation’s income tax returns.

In December 2004, the FASB issued FSP FAS No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” This FSP, which became effective upon issuance, allows an enterprise additional time beyond the financial reporting period of enactment of the American Jobs Creation Act of 2004 to evaluate the effect of this act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. See Note 10 for additional information with respect to this FSP.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”), which requires that exchanges of productive assets be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), which revises SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, based on the grant-date fair value of those awards. This cost is to be recognized over the period during which an employee is required to provide service in exchange for the award (typically the vesting period). SFAS 123R also requires that benefits associated with tax deductions in excess of recognized compensation cost be recognized by crediting additional paid-in capital. Additionally, cash retained as a result of such excess tax benefits are to be reported as a financing cash inflow, rather than as an operating cash flow as required under current literature.

SFAS 123R is effective as of the beginning of the first interim reporting period that begins after June 15, 2005, although early adoption is allowed. SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but this method also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123. The Company is currently evaluating the requirements of SFAS 123R and has not yet determined the method of adoption it will use. The Company currently expects to adopt SFAS 123R effective July 1, 2005. See Note 14 for further information regarding the Company’s stock-based compensation plans.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Corn Products International, Inc.:

We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and its subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders’ equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2005 expressed an unqualified opinion thereon.

KPMG LLP

Chicago, Illinois
March 10, 2005

Corn Products International, Inc.
Consolidated Financial Statements and Notes
For the Years ended December 31, 2004, 2003 and 2002

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Income

Year Ended December 31,
(in millions, except per share amounts)

	2004	2003	2002
Net sales before shipping and handling costs	$2,461	$2,269	$1,979
Less – shipping and handling costs	178	167	108

Net sales	2,283	2,102	1,871
Cost of sales	1,929	1,778	1,604

Gross profit	354	324	267

Selling, general and administrative expenses	158	149	134
Earnings from non-controlled affiliates and other (income) expense-net	(4)	1	(20)
Plant closing costs	21	—	—

	175	150	114

Operating income	179	174	153

Financing costs-net	34	39	36

Income before income taxes and minority interest	145	135	117
Provision for income taxes	43	49	42
Minority interest in earnings	8	10	12

Net income	$94	$76	$63

Weighted average common shares outstanding:
Basic	73.4	72.0	71.2
Diluted	74.7	72.4	71.5

Earnings per common share:
Basic	$1.28	$1.06	$0.89
Diluted	1.25	1.06	0.89

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Balance Sheets

As of December 31,
(in millions, except share and per share amounts)	2004	2003
Assets
Current assets
Cash and cash equivalents	$101	$70
Accounts receivable – net	291	252
Inventories	258	215
Prepaid expenses	11	10

Total current assets	661	547

Property, plant and equipment, at cost
Land	112	103
Buildings	331	315
Machinery and equipment	2,479	2,364

	2,922	2,782
Less accumulated depreciation	(1,711)	(1,595)

	1,211	1,187

Goodwill and other intangible assets (less accumulated amortization of $30 and $27, respectively)	353	325
Deferred income tax assets	72	61
Investments	9	29
Other assets	61	67

Total assets	$2,367	$2,216

Liabilities and equity
Current liabilities
Short-term borrowings and current portion of long-term debt	$88	$98
Accounts payable	261	200
Accrued liabilities	113	96

Total current liabilities	462	394

Non-current liabilities	116	118
Long-term debt	480	452
Deferred income taxes	177	196
Minority interest in subsidiaries	18	78
Redeemable common stock (1,227,000 and 3,827,000 shares issued and outstanding at December 31, 2004 and 2003, respectively) stated at redemption value	33	67

Stockholders’ equity
Preferred stock – authorized 25,000,000 shares- $0.01 par value, none issued	—	—
Common stock – authorized 200,000,000 shares- $0.01 par value – 74,092,774 and 71,492,774 issued at December 31, 2004 and 2003, respectively	1	1
Additional paid-in capital	1,047	1,006
Less: Treasury stock (common stock; 792,254 and 2,988,202 shares at December 31, 2004 and 2003, respectively) at cost	(4)	(35)
Deferred compensation – restricted stock	(2)	(3)
Accumulated other comprehensive loss	(321)	(343)
Retained earnings	360	285

Total stockholders’ equity	1,081	911

Total liabilities and equity	$2,367	$2,216

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Comprehensive Income (Loss)

Year ended December 31,
(in millions)	2004	2003	2002
Net income	$94	$76	$63
Comprehensive income (loss):
(Losses) gains on cash flow hedges, net of income tax effect of $15 million, $5 million, and $2 million, respectively	(26)	9	(4)
Reclassification adjustment for (gains) losses on cash flow hedges included in net income, net of income tax effect of $5 million, $5 million, and $8 million, respectively	(8)	10	14
Currency translation adjustment	57	58	(94)
Minimum pension liability, net of income tax effect	(1)	(2)	(1)

Comprehensive income (loss)	$116	$151	$(22)

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Stockholders’ Equity and Redeemable Equity

	STOCKHOLDERS’ EQUITY
		Additional			Accumulated Other		Redeemable
	Common	Paid-In	Treasury	Deferred	Comprehensive	Retained	Common
(in millions)	Stock	Capital	Stock	Compensation	Income (Loss)	Earnings	Stock
Balance, December 31, 2001	$1	$1,009	$(56)	$(3)	$(333)	$175	$64

Net income						63
Dividends declared						(14)
Gains (losses) on cash flow hedges, net of income tax effect of $2 million					(4)
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $8 million					14
Issuance of redeemable common stock in connection with acquisition		(2)	2				2
Issuance of restricted common stock as compensation			2	(2)
Amortization to compensation expense of restricted common stock				1
Issuance of common stock on exercise of stock options			4
Change in fair value of redeemable common stock		8					(8)
Currency translation adjustment					(94)
Minimum pension liability, net of income tax effect					(1)

Balance, December 31, 2002	$1	$1,015	$(48)	$(4)	$(418)	$224	$58

Net income						76
Dividends declared						(15)
Gains (losses) on cash flow hedges, net of income tax effect of $5 million					9
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $5 million					10
Issuance of common stock in connection with acquisition			8
Issuance of common stock on exercise of stock options			5
Amortization to compensation expense of restricted common stock				1
Change in fair value of redeemable common stock		(9)					9
Currency translation adjustment					58
Minimum pension liability, net of income tax effect					(2)

Balance, December 31, 2003	$1	$1,006	$(35)	$(3)	$(343)	$285	$67

Net income						94
Dividends declared						(19)
Gains (losses) on cash flow hedges, net of income tax effect of $15 million					(26)
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $5 million					(8)
Issuance of restricted common stock as compensation			1	(1)
Issuance of common stock on exercise of stock options			30
Tax benefit attributable to exercises of employee stock options		7
Amortization to compensation expense of restricted common stock				2
Change in fair value and number of shares of redeemable common stock		34					(34)
Currency translation adjustment					57
Minimum pension liability, net of income tax effect					(1)

Balance, December 31, 2004	$1	$1,047	$(4)	$(2)	$(321)	$360	$33

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Cash Flows

Year ended December 31,
(in millions)

	2004	2003	2002
Cash provided by (used for) operating activities:
Net income	$94	$76	$63
Non-cash charges (credits) to net income:

Depreciation	102	101	103
Write-off of fixed assets – plant closures	19	—	—
Deferred income taxes	(9)	4	(6)
Minority interest in earnings	8	10	12
Earnings from non-controlled affiliates	(1)	(1)	(7)
Gain on sale of business	—	—	(8)
Gain on dissolution of business	—	—	(3)
Foreign currency transaction losses (gains)	1	—	(1)

Changes in trade working capital:
Accounts receivable and prepaid expenses	(14)	12	9
Inventories	(34)	(11)	(6)
Accounts payable and accrued liabilities	11	48	62
Other	(11)	(3)	(12)

Cash provided by operating activities	166	236	206

Cash provided by (used for) investing activities:
Capital expenditures	(104)	(83)	(78)
Proceeds from disposal of plants and properties	1	1	1
Proceeds from sale of business	—	—	35
Proceeds from dissolution of business	—	—	11
Proceeds from sale of investment	21	—	—
Payments for acquisitions, net of cash acquired	(68)	(48)	(42)
Other	1	—	—

Cash used for investing activities	(149)	(130)	(73)

Cash provided by (used for) financing activities:
Payments on debt	(41)	(65)	(407)
Proceeds from borrowings	47	7	263
Dividends paid (including to minority interest shareholders)	(23)	(20)	(19)
Issuance of common stock	30	5	4

Cash provided by (used for) financing activities	13	(73)	(159)

Effects of foreign exchange rate changes on cash	1	1	(3)

Increase (decrease) in cash and cash equivalents	31	34	(29)

Cash and cash equivalents, beginning of period	70	36	65

Cash and cash equivalents, end of period	$101	$70	$36

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

Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the US dollar, are translated at current exchange rates with the related translation adjustments reported in stockholders’ equity as a component of accumulated other comprehensive income (loss). Income statement accounts are translated at the average exchange rate during the period. Where the US dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2004, 2003 and 2002 the Company incurred foreign currency transaction losses (gains) of $1 million, ($0.4 million) and ($1 million), respectively. The Company’s accumulated other comprehensive loss included in stockholders’ equity on the Consolidated Balance Sheets includes negative cumulative translation adjustments of $292 million and $349 million at December 31, 2004 and 2003, respectively.

Per share data – All amounts per common share and the number of common shares for all periods included in this report have been retroactively adjusted to reflect the January 25, 2005 two-for-one stock split. See Note 14, “Stockholders’ Equity,” for additional information pertaining to the stock split.

Cash and cash equivalents – Cash equivalents consist of all instruments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

Inventories – Inventories are stated at the lower of cost or net realizable value. Costs are determined using the first-in, first-out (FIFO) method.

Investments – Investments in the common stock of affiliated companies over which the Company does not exercise significant influence are accounted for under the cost method and are carried at cost or less. At December 31, 2004, the Company had an investment accounted for under the cost method of $5 million. Investments that enable the Company to exercise significant influence, but do not represent a controlling interest, are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company’s proportionate share of income or loss, less dividends received. The Company would recognize a loss on these investments when there is a loss in value of an investment which is other than a temporary decline.

Property, plant and equipment and depreciation – Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets, which range from 10 to 50 years for buildings and 3 to 25 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. If this review indicates that the carrying values will not be recovered, the carrying values would be reduced and an impairment loss would be recognized.

Goodwill and other intangible assets – Goodwill ($344 million and $316 million at December 31, 2004 and 2003, respectively) represents the excess of cost over fair value of net assets acquired. The Company also has other intangible assets ($9 million at December 31, 2004 and December 31, 2003) principally related to the recognition of minimum pension liabilities. The carrying amount of goodwill and other intangible assets by geographic segment as of December 31, 2004 and 2003 was as follows:

	At December 31,
(in millions)	2004	2003
North America	$131	$127
South America	61	62
Asia/Africa	161	136

Total	$353	$325

As required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), the Company assesses goodwill for impairment annually (or more frequent if impairment indicators arise). The Company has chosen to perform this annual impairment assessment in December of each year. The Company has completed the required impairment assessments and determined there to be no goodwill impairment.

Revenue recognition – The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to customers. This generally occurs upon the date of shipment, except in the case of consigned inventories where title passes and the transfer of ownership risk occurs when the goods are used by the customer.

Hedging instruments – The Company uses derivative financial instruments principally to offset exposure to market risks arising from changes in commodity prices and interest rates. Derivative financial instruments currently used by the Company consist of commodity futures contracts and interest rate swap agreements. The Company enters into futures contracts, which are designated as hedges of specific volumes of commodities (corn and natural gas) that will be purchased and processed in a future month. These readily marketable exchange-traded futures contracts are recognized in the Consolidated Balance Sheets at fair value. The Company has also entered into interest rate swap agreements that effectively convert the interest rate on certain fixed rate debt to a variable interest rate and, on certain variable rate debt, to a fixed interest rate.

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of variable cash flows to be paid related to interest on variable rate debt or certain forecasted purchases of corn or natural gas used in the manufacturing process (“a cash-flow hedge”), or as a hedge of the fair value of certain debt obligations (“a fair-value hedge”). This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. For all hedging relationships, the Company formally documents the hedging relationships and its risk-management objective and strategy for undertaking the hedge transactions, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This includes linking all derivatives that are designated as cash-flow or fair-value hedges to specific forecasted transactions or to specific assets and liabilities on the Consolidated Balance Sheet. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a floating-to-fixed interest rate swap or a futures contract that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), net of applicable income taxes, and recognized in the Consolidated Statement of Income when the variable rate interest is paid or the finished goods produced using the hedged item are sold. The maximum term over which the Company hedges exposures to the variability of cash flows for commodity price risk is 36 months. Changes in the fair value of a fixed-to-floating interest rate swap agreement that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged debt obligation that is attributable to the hedged risk, are recorded in earnings. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a cash-flow hedge or a fair-value hedge is reported in earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows or fair value of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the Consolidated Balance Sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the Consolidated Balance Sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the Consolidated Balance Sheet and recognizes any changes in its fair value in earnings.

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

(in millions, except per share amounts)
Year Ended December 31,	2004	2003	2002
Net income, as reported	$94	$76	$63
Add: Stock-based employee compensation expense included in reported net income, net of tax	1	1	1
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4)	(3)	(3)

Pro forma net income	$91	$74	$61

Earnings per share:

Basic – as reported	$1.28	$1.06	$0.89
Basic – pro forma	$1.23	$1.03	$0.86

Diluted – as reported	$1.25	$1.06	$0.89
Diluted – pro forma	$1.21	$1.02	$0.85

Earnings per common share – Basic earnings per common share is computed by dividing net income by the weighted average number of shares outstanding (including redeemable common stock), which totaled 73.4 million for 2004, 72.0 million for 2003 and 71.2 million for 2002. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding, including the dilutive effect of stock options outstanding. The weighted average number of shares outstanding for diluted EPS calculations were 74.7 million, 72.4 million and 71.5 million for 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, options to purchase 165,907, 2,078,978 and 1,950,332 shares of common stock, respectively, were excluded from the calculation of the weighted average number of shares outstanding for diluted EPS because their effects were anti-dilutive.

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

Recently issued accounting standards – In December 2003, the “Medicare Prescription Drug Improvement and Modernization Act of 2003” (the “Medicare Act”) was enacted into law. The Medicare Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Following the enactment into law of the Medicare Act, on January 12, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 106-1, which, on May 19, 2004, was superseded by FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003.” FSP 106-2 provides guidance on the accounting for the effects of the Medicare Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. The guidance in FSP 106-2 related to the accounting for the subsidy applies only to the sponsor of a single-employer defined benefit postretirement health care plan for which (a) the employer has concluded that prescription drug benefits available under the plan to some or all participants for some or all future years are actuarially equivalent to Medicare Part D and thus qualify for the subsidy under the Medicare Act and (b) the expected subsidy will offset or reduce the employer’s share of the cost of the underlying postretirement prescription drug coverage on which the subsidy is based. The Company determined that the prescription drug benefits under its US hourly postretirement health care plan are actuarially equivalent to Medicare

Part D, and adopted FSP 106-2 prospectively, effective July 1, 2004. The adoption of FSP 106-2 did not have a material impact on the Company’s consolidated financial statements.

In March 2004, the FASB ratified the consensuses reached by the Emerging Issues Task Force (“EITF”) with respect to EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 addresses recognition, measurement and disclosure of other-than-temporary impairment evaluations for securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and equity securities that are not subject to the scope of SFAS No. 115 and are not accounted for under the equity method. The recognition and measurement guidance was effective for reporting periods beginning after June 15, 2004. In September 2004, FASB Staff Position EITF Issue No. 03-1-1 was issued, which delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF Issue No. 03-1 pending final issuance of an FSP providing other application guidance. Disclosures for cost method investments became effective in annual financial statements for fiscal years ending after June 15, 2004. See the paragraph entitled “Investments” in this footnote for information relating to cost method investments.

In November 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. The standard requires that such costs be excluded from the cost of inventory and expensed when incurred. SFAS 151 is effective for fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its consolidated financial statements.

In December 2004, the FASB issued FSP FAS No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” This FSP, which became effective upon issuance, provides that the tax deduction for income with respect to qualified domestic production activities, as part of the American Jobs Creation Act of 2004 that was enacted on October 22, 2004, will be treated as a special deduction as described in SFAS No. 109. As a result, this deduction has no effect on the Company’s deferred tax assets and liabilities existing at the date of enactment. Instead, the impact of this deduction, which is effective January 1, 2005, will be reported in the period in which the deduction is claimed on the Company’s income tax returns.

In December 2004, the FASB issued FSP FAS No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” This FSP, which became effective upon issuance, allows an enterprise additional time beyond the financial reporting period of enactment of the American Jobs Creation Act of 2004 to evaluate the effect of this act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. See Note 10 for additional information with respect to this FSP.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”), which requires that exchanges of productive assets be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), which revises SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, based on the grant-date fair value of those awards. This cost is to be recognized over the period during which an employee is required to provide service in exchange for the award (typically the vesting period). SFAS 123R also requires that benefits associated with tax deductions in excess of recognized compensation cost be recognized by crediting additional paid-in capital. Additionally, cash retained as a result of such excess tax benefits are to be reported as a financing cash inflow, rather than as an operating cash flow as required under current literature.

SFAS 123R is effective as of the beginning of the first interim reporting period that begins after June 15, 2005, although early adoption is allowed. SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but this method also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123. The Company is currently evaluating the requirements of SFAS 123R and has not yet determined the method of adoption it will use. The Company currently expects to adopt SFAS 123R effective July 1, 2005. See Note 14 for further information regarding the Company’s stock-based compensation plans.

NOTE 3 – Mexican Tax on Beverages Sweetened with HFCS

On January 1, 2002, a discriminatory tax on beverages sweetened with high fructose corn syrup (“HFCS”) approved by the Mexican Congress late in 2001, became effective. In response to the enactment of the tax, which at the time, effectively ended the use of HFCS for beverage in Mexico, the Company ceased production of HFCS 55 at its San Juan del Rio plant, one of its three plants in Mexico. Over time, the Company resumed production and sales of HFCS to certain beverage customers. These sales increased significantly beginning late in the third quarter of 2004 and are continuing; however, the tax remains in place.

The Company’s ability to fully recover the carrying value of its long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with the Mexican operations, is dependent upon the generation of sufficient cash flows from the use or disposition of these assets. Based on long-term forecasts of operating results, including the assumptions described below, the Company believes that it will generate sufficient cash flows from these long-term assets to fully recover their carrying values, and accordingly, no impairment of either goodwill or other long-term assets related to Mexico was recognized as of December 31, 2004.

In developing the estimates of the cash flows expected to be generated from the Mexican operations, the Company has assumed that shipments of HFCS to the Mexican beverage industry will reach levels, beginning in 2005, that will be significantly higher than the actual results from each of the three previous years. Under these assumptions, the estimated fair value of the Company’s Mexican business would exceed its carrying amount. These assumptions are supported by the following significant external events:

•	During the third and fourth quarters of 2004, the Company increased production and sales of HFCS to certain Mexican beverage customers which have continued through February, 2005. These customers have obtained court rulings which have exempted them from paying the tax.

•	There has been a sugar shortage in Mexico caused in part by the tax.

•	The United States government filed a complaint with the World Trade Organization accusing Mexico of imposing unfair taxes on beverages sweetened with HFCS.

•	At differing times, meetings have been conducted between various representatives of United States sugar and HFCS producers, corn growers, and the Mexican sugar industry in an ongoing attempt to work out a solution to the various trade disputes that led to the imposition of the tax.

•	Two other United States based companies have jointly filed an arbitration claim against the Mexican government for compensation under the investment provisions of the North American Free Trade Agreement (NAFTA).

In addition to these developments related to the tax, the Company has also taken several actions to mitigate the effect of continued imposition of the tax on its business in Mexico. These include:

•	Continuing the lobbying efforts seeking relief from the tax.

•	Exploring new markets for the HFCS production capability in and around Mexico.

•	Restructuring of the Mexican operations in an effort to improve efficiency and reduce operating costs, including the closing of one plant in the fourth quarter of 2004.

•	Submitting an arbitration claim against the government of Mexico under the provisions of NAFTA seeking recovery in an amount not less than $325 million.

The assumptions used to formulate the cash flow estimates are subject to change in the future based on business conditions, including but not limited to a change in the current level of HFCS shipments to the Mexican beverage industry, as well as events affecting the likelihood of repeal of the tax and the results of the impairment calculations could be significantly different if performed at a later date. In the event that the tax is not ultimately repealed or modified, or that actual results differ from those assumed, the Company could be required to recognize an impairment of goodwill and the amount of such impairment could be material. It could also lead to a further reorganization of our Mexican operations. The carrying value of the goodwill related to the Mexican operations was approximately $120 million at December 31, 2004.

As stated in previous filings, the Company continues its efforts to gain repeal of the tax, and at the same time, to pursue the implementation of the alternative business strategies and operating cost reductions. However, there have been no formal actions taken toward the repeal of the tax. While the Company continues to believe that the profitability of the Mexican operations will support the carrying value of the goodwill, the Company continues to reevaluate certain of the key assumptions underlying the cash flow projections. The Company believes a continued lack of definitive results in negotiations with the Mexican government leading to the repeal or modification of the tax could increase the likelihood that an impairment charge would be required unless HFCS sales to the Mexican beverage industry continue at or above current levels for the long-term. The amount of such non-cash charge, if any, will depend on the Company’s assessment of the effect that the factors identified above have on expected future cash flow.

In concluding that an impairment of the Mexican goodwill may arise if the tax is not repealed or its effect on HFCS sales in Mexico otherwise mitigated, the Company has not assumed that any proceeds would be received from its arbitration claim for compensation under NAFTA against the Mexican government. Any recovery the Company receives from the resolution of this claim would reduce or offset, in whole or in part, the amount of any impairment to be recognized. However, no assurance can be made that the Company will be successful with its arbitration claim.

NOTE 4 – Acquisitions/Dispositions

On December 29, 2004, the Company increased its ownership in Doosan Corn Products Korea, Inc. to 100 percent by purchasing an additional 25 percent ownership interest from the minority interest shareholders, and subsequently renamed the wholly-owned subsidiary Corn Products Korea, Inc. The Company paid $65 million in cash to acquire the additional ownership interest, which approximated the carrying value of the minority interest.

On December 1, 2004, the Company sold its investment in Nihon Shokuhin Kako Kabishiki Kaisha (“NSK”), a Japanese corn refiner, for $21 million in cash. The Company recorded a $1 million pretax gain from the sale, which is included in other income in the 2004 Consolidated Statement of Income. Prior to the sale, the Company had accounted for its investment in NSK under the cost method, and classified the $20 million investment in other non-current assets in the Consolidated Balance Sheet.

On March 27, 2003, the Company increased its ownership in its Southern Cone of South America business to 100 percent by purchasing an additional 27.76 percent ownership interest from the minority interest shareholders. The Company paid $53 million to acquire the additional ownership interest, consisting of $45 million in cash and the issuance of 541,584 shares of common stock valued at $8 million. Goodwill of approximately $37 million was recorded.

On March 4, 2002, the Company increased its ownership in its Mexican consolidated subsidiary, Compania Proveedora de Ingredientes, S.A. de C.V. (“CP Ingredientes”), formerly Arancia Corn Products S.A. de C.V.

(“Arancia”), from 90 percent to 100 percent, by paying $39 million in cash and issuing 140,000 shares of common stock valued at $2 million. Certain affiliates of the previous minority interest shareholder in CP Ingredientes have the right to require the Company to reacquire 1,227,000 shares of the Company’s common stock at prices that approximate market value until January 2010. These shares are classified as Redeemable Common Stock in the Company’s Consolidated Balance Sheets (see Note 13).

On February 5, 2002, the Company sold its interest in Enzyme Bio-Systems Ltd. of Beloit, Wisconsin (“EBS”) for approximately $35 million in cash. The Company recorded a pretax gain from the sale of approximately $8 million, which is included in other income in the 2002 Consolidated Statement of Income.

The Company made other acquisitions during the last three years, none of which, either individually or in the aggregate, were material.

All of the Company’s acquisitions were accounted for under the purchase method. Had the acquisitions/dispositions described above occurred at the beginning of the respective years, the effect on the Company’s consolidated financial statements would not have been significant.

NOTE 5 – Joint Marketing Company

On December 1, 2000, the Company and Minnesota Corn Processors, LLC (“MCP”) consummated an operating agreement to form CornProductsMCP Sweeteners LLC (“CPMCP”), a joint marketing company that, effective January 1, 2001, began distributing throughout the United States sweeteners supplied from the Company and MCP.

On December 27, 2002 the Company and MCP agreed in principle to a plan of dissolution that allowed for the orderly wind up of CPMCP’s activities. Under the terms of the plan of dissolution, on December 31, 2002 MCP paid an $11 million termination fee to the Company as required under the terms of the CPMCP Limited Liability Company Agreement between the Company and MCP dated December 1, 2000. In addition, the Company recorded an $8 million charge for its share of costs incurred relating to the dissolution. These expenses consisted primarily of direct incremental costs incurred by CPMCP as a result of the dissolution, including expenses related to the termination of employees, early termination of leases, losses on the disposition of assets and other wind-down costs. The net non-recurring income of $3 million ($2 million after-tax, or $0.03 per diluted share) is included in other income in the 2002 Consolidated Statement of Income.

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

Both the Company and MCP owned and operated their respective production facilities and sold all US production of certain designated sweeteners to CPMCP for exclusive distribution in the United States. Additionally, any designated sweetener production from the Company’s operations in Canada and Mexico that was sold in the US was distributed through CPMCP. Sales to CPMCP were made at predetermined market-related prices.

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

The following table summarizes the Company’s transactions with CPMCP for 2002:

(in millions)
Sales to CPMCP	$417
Purchases from CPMCP	30
Commission expense to CPMCP	1
Fees and reimbursement income from CPMCP	14
Receivables due from CPMCP at December 31	30
Payables due to CPMCP at December 31	2

All obligations due to/from CPMCP have been settled.

Summarized financial information for CPMCP is shown below:

(in millions)
At December 31, 2002

Current assets	$68
Non-current assets	—

Total assets	$68

Current liabilities	$53
Total equity	15

Total liabilities and equity	$68

(in millions)
Year ended December 31, 2002

Net sales	$849
Gross profit	22
Net income	$12

Note 6 – Restructuring Charges

As part of a manufacturing optimization initiative in Mexico and South America, the Company permanently closed two production facilities in the fourth quarter of 2004. As a result of these plant closures, the Company recorded a restructuring charge of $21 million ($15 million after-tax) which is classified as plant closing costs in the Consolidated Statement of Income for 2004. The $21 million charge consists of a $19 million write-off of fixed assets and a $2 million expense for employee severance costs and related benefits pertaining to the termination of approximately 160 employees. The $19 million charge included write-offs of fixed assets in Mexico and South America of approximately $14 million and $5 million, respectively. The $2 million charge for employee severance and related benefits includes costs of $1 million in each of Mexico and South America. As of December 31, 2004, the restructuring accrual balance approximated $1 million, principally consisting of employee severance costs and related benefits for the remaining 22 South American employees soon to depart the Company.

In 2002, the Company implemented a restructuring plan to improve North American profitability that included the termination of approximately 200 employees throughout the three North American countries in which it operates and the cancellation of certain lease obligations. In connection with this restructuring plan, the Company recorded charges of $4 million during the first quarter of 2002. Of this amount, approximately $3 million represented employee severance costs and related benefits and the balance represented provisions relating to the lease obligations. The charge of $4 million was classified in general and administrative expenses. As of December 31, 2002, all of the employee terminations under the 2002 restructuring plan were completed and the restructuring accrual was fully utilized.

NOTE 7 – Financial Instruments, Derivatives and Hedging Activities

Fair value of financial instruments:

The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. The fair value of the Company’s long-term debt is estimated by discounting the future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities. Based on market quotes of the yields at which the Company could issue debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long-term debt, at December 31, 2004 and 2003, was $540 million and $546 million, respectively.

Derivatives:

The Company uses derivative financial instruments primarily to manage the exposure to price risk related to corn and natural gas purchases used in the manufacturing process and to manage its exposure to changes in interest rates on outstanding debt instruments. The Company generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with future interest payments on variable rate debt and specific volumes of commodities that will be purchased and processed in a future month, and hedging the exposure related to changes in the fair value of certain outstanding fixed rate debt instruments. The Company occasionally hedges commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. The Company does not speculate using derivative instruments.

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

The Company uses a combination of fixed and variable rate debt to finance its operations. The debt obligations with fixed cash flows expose the Company to variability in the fair value of outstanding debt instruments due to changes in interest rates. The Company has entered into interest rate swap agreements that effectively convert the interest rate on certain fixed-rate debt to a variable rate. These swaps call for the Company to receive interest at a fixed rate and to pay interest at a variable rate, thereby creating the equivalent of variable-rate debt. The Company has designated these interest rate swap agreements as hedges of the changes in fair value of the underlying debt obligation attributable to changes in interest rates and accounts for them as fair value hedges. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability in the fair value of outstanding debt obligations are reported in earnings. These amounts offset the gain or loss (that is, the change in fair value) of the hedged debt instrument that is attributable to changes in interest rates (that is, the hedged risk) which is also recognized currently in earnings. The Company has also entered into a cross currency interest rate swap agreement that effectively converts certain floating rate US dollar denominated debt to a fixed rate Korean Won obligation. This swap has been designated as a hedge of floating interest rate payments attributable to changes in interest rates and is accounted for as a cash flow hedge, with changes in the fair value of the swap recorded to other comprehensive income (loss) until the hedged transaction occurs, at which time it is reclassified to earnings. The net gain or loss recognized in earnings during 2004, 2003 and 2002, representing the amount of the Company’s hedges’ ineffectiveness and the component of the Company’s derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness, was not significant.

At December 31, 2004, the Company’s accumulated other comprehensive income (loss) account included $29 million of losses, net of a $16 million tax benefit, related to derivative instruments that hedge the anticipated cash flows from future transactions, which are expected to be recognized in earnings within the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives losses to earnings include the sale of finished goods inventory that includes previously hedged purchases of raw corn and the usage of hedged natural gas. Additionally, at December 31, 2004 the accumulated other comprehensive income (loss) account included $5 million of unrealized gains, net of tax, that are expected to be recognized in earnings in 2006 when the underlying hedged natural gas is used in the production process. Cash flow hedges discontinued during 2004 were not material.

NOTE 8 – Financing Arrangements

The Company had total debt outstanding of $568 million and $550 million at December 31, 2004 and 2003, respectively. Short-term borrowings at December 31, 2004 and 2003 consist primarily of amounts outstanding under various unsecured local country operating lines of credit.

Short-term borrowings consist of the following at December 31:

(in millions)	2004	2003
Borrowings in various currencies (at rates of 1%-10% for 2004 and 2003)	$88	$56
Current maturities of long-term debt	—	42

Total short-term borrowings	$88	$98

On September 2, 2004, the Company entered into a new 5-year, $180 million Revolving Credit Agreement (the “Revolving Credit Agreement”), which replaced the previously existing $150 million revolving credit facility. The Revolving Credit Agreement provides for a $150 million revolving credit facility in the US and a $30 million revolving credit facility for the Company’s wholly-owned Canadian subsidiary. The Canadian revolving credit facility is guaranteed by Corn Products International, Inc. There were no borrowings outstanding under the Revolving Credit Agreement at December 31, 2004, or under the previously existing $150 million revolving credit facility at December 31, 2003.

On April 6, 2004, Corn Products Korea, Inc. (“CPK”) entered into a 3-year, $17.5 million (US) floating rate term loan agreement to refinance certain local indebtedness. Concurrently, CPK entered into a cross currency interest rate swap agreement that effectively converts the 3-year US dollar floating rate term loan to a 3-year, fixed rate (5.4 percent) 20 billion Korean Won obligation. Interest is payable quarterly in July, October, January and April.

Also on April 6, 2004, CPK sold, in privately placed transactions, two 10 billion Korean Won floating rate bonds (each approximating $9 million US) to refinance certain local indebtedness. The bonds mature on April 6, 2005 and April 6, 2006, respectively. Interest is payable monthly.

Long-term debt consists of the following at December 31:

(in millions)	2004	2003
8.25% senior notes, due 2007	$254	$253
8.45% senior notes, due 2009	199	199
Korean loans, due 2006-2008 (at rates of 4.7% to 5.5% for 2004 and 5.3% to 9.1% for 2003)	27	42

Total	$480	$494

Less current maturities	—	42

Long-term debt	$480	$452

The Company’s long-term debt matures as follows: $10 million in 2006, $272 million in 2007 and $200 million in 2009.

Corn Products International, Inc. guarantees certain obligations of several of its consolidated subsidiaries, which aggregated $41 million and $32 million at December 31, 2004 and 2003, respectively.

On March 14, 2002, the Company entered into interest rate swap agreements to take advantage of the current interest rate environment by effectively converting the interest rate associated with the Company’s 8.45 percent $200 million senior notes due 2009 to a variable rate. These agreements involve the exchange of fixed rate payments (at 8.45 percent) for variable rate payments on $200 million of notional principal without the exchange of the underlying face amount. Under the terms of the agreements, the Company receives fixed rate payments and makes variable rate payments based on the six-month US dollar LIBOR rate plus a spread. The fair value of these interest rate swap agreements approximated $18 and $22 million at December 31, 2004 and 2003, respectively. Interest rate differentials to be paid or received under these agreements are recognized as adjustments to interest expense using the accrual method. The Company does not enter into interest rate swap agreements for trading purposes.

NOTE 9 – Leases

The Company leases rail cars, certain machinery and equipment, and office space under various operating leases. Rental expense under operating leases was $23 million, $25 million, and $22 million in 2004, 2003, and 2002, respectively. Minimum lease payments due on leases existing at December 31, 2004 are shown below:

(in millions)

Year	Minimum Lease Payment

2005	$18
2006	14
2007	14
2008	12
2009	11
Balance thereafter	15

NOTE 10 — Income Taxes

The components of income before income taxes and the provision for income taxes are shown below:

(in millions)	2004	2003	2002

Income before income taxes:
United States	$9	$11	$22
Outside the United States	136	124	95

Total	$145	$135	$117

Provision for income taxes:
Current tax expense
US federal	$6	$4	$10
State and local	1	1	4
Foreign	45	40	34

Total current	$52	$45	$48

Deferred tax expense (benefit):
US federal	$(5)	$(3)	$(8)
State and local	—	—	(1)
Foreign, after effect of $6 benefit for enacted rate reduction in 2004	3	9	9
Foreign- tax benefit of net operating loss carryforward	(7)	(2)	(6)

Total deferred	$(9)	$4	$(6)

Total provision	$43	$49	$42

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2004 and 2003 are attributable to:

(in millions)	2004	2003

Deferred tax assets attributable to:
Employee benefit accruals	$17	$14
Pensions	5	6
Hedging/derivative contracts	18	—
Foreign tax losses	7	15
Foreign minimum tax credits	13	9
Other	19	20
Valuation allowance	(7)	(3)

Total deferred tax assets	$72	$61

Deferred tax liabilities attributable to:
Plants and properties	$159	$167
Hedging/derivative contracts	2	5
Goodwill	8	5
Inventory	4	17
Other	4	2

Total deferred tax liabilities	$177	$196

Net deferred tax liabilities	$105	$135

Deferred tax assets of $7 million at December 31, 2004 and $15 million at December 31, 2003 were related to tax loss carryforwards of foreign operations. The tax loss carryforwards will expire at various dates from 2006 to 2014. The valuation allowance at December 31, 2004 increased to $7 million from $3 million at December 31, 2003. The valuation allowance represents unrecognized tax benefits related to certain foreign loss and foreign tax credit carry forwards that may not be fully utilized to offset taxable income before they expire.

A reconciliation of the federal statutory tax rate to the Company’s effective tax rate follows:

	2004	2003	2002

Provision for tax at US statutory rate	35.0%	35.0%	35.0%
Taxes related to foreign income	(4.9)	3.4	0.3
State and local taxes – net	0.2	0.3	1.5
Tax credits	(1.1)	(1.0)	(1.3)
Other items – net	.8	(1.7)	0.5

Provision at effective tax rate	30.0%	36.0%	36.0%

Provisions are made for estimated US and foreign income taxes, less credits that may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $493 million of undistributed earnings of foreign subsidiaries at December 31, 2004, as such amounts are considered permanently reinvested.

On October 22, 2004, the American Jobs Creation Act of 2004 was enacted. This Act provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the Act. The Company is in the process of evaluating the effects, if any, of the repatriation provision. The Company expects to complete this evaluation by March 31, 2005. Upon completion of this evaluation, the Company will disclose the impact, if any, of the repatriation provision.

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

The Company also provides healthcare and life insurance benefits for retired employees in the United States and Canada. US salaried employees are provided with access to postretirement medical insurance through Retirement Health Care Spending Accounts. US salaried employees accrue an account during employment, which can be used after employment to purchase postretirement medical insurance from the Company and Medigap or through Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount and indexed for inflation annually during employment. The accounts also accrue interest credits using a rate equal to a specified amount above the yield on five-year Treasury notes. Employees can use the amounts accumulated in these accounts, including credited interest, to purchase postretirement medical insurance. Employees become eligible for benefits when they meet minimum age and service requirements. The Company recognizes the cost of these postretirement benefits by accruing a flat dollar amount on an annual basis for each domestic salaried employee. The Company has the right to modify or terminate these benefits. Healthcare benefits for retirees outside the United States and Canada are generally covered through local government plans.

Pension Obligation and Funded Status —The changes in pension benefit obligations and plan assets during 2004 and 2003, as well as the funded status and the amounts recognized in the Company’s Consolidated Balance Sheets related to the Company’s pension plans at December 31, 2004 and 2003, were as follows:

(in millions)	US Plans		Non-US Plans
	2004	2003	2004	2003

Benefit obligation
At January 1	$63	$50	$85	$68
Service cost	2	2	2	2
Interest cost	4	3	5	5
Benefits paid	(3)	(2)	(5)	(4)
Actuarial loss	1	10	3	1
Foreign currency translation	—	—	7	13

Benefit obligation at December 31	$67	$63	$97	$85

Fair value of plan assets
At January 1	$43	$35	$70	$53
Actual return on plan assets	3	4	6	6
Employer contributions	8	6	4	3
Benefits paid	(3)	(2)	(5)	(4)
Foreign currency translation	—	—	6	12

Fair value of plan assets at December 31	$51	$43	$81	$70

Funded status	$(16)	$(20)	$(16)	$(15)
Unrecognized net actuarial loss	9	8	18	16
Unrecognized prior service cost	3	3	1	1
Unrecognized transition obligation	—	—	5	5

Net prepaid pension asset (liability)	$(4)	$(9)	$8	$7

Amounts recognized in the balance sheet consist of:

(in millions)	US Plans		Non-US Plans
	2004	2003	2004	2003

Prepaid benefit cost	$—	$—	$(12)	$(9)
Accrued benefit cost	12	17	10	7
Intangible assets	(2)	(3)	(5)	(5)
Accumulated other comprehensive income	(6)	(5)	(1)	—

Net amount recognized	$4	$9	$(8)	$(7)

The accumulated benefit obligation for all defined benefit pension plans was $148 million and $122 million at December 31, 2004 and 2003.

For plans with an accumulated benefit obligation in excess of plan assets:

(in millions)	US Plans		Non-US Plans
	2004	2003	2004	2003

Projected benefit obligation	$67	$63	$13	$10
Accumulated benefit obligation	63	60	12	9
Fair value of plan assets	51	43	2	2

Included in the Company’s pension obligation are nonqualified supplemental retirement plans for certain key employees. All benefits provided under these plans are unfunded, and payments to plan participants are made by the Company.

Components of Net Periodic Pension Benefit Cost – Net pension cost consisted of the following for the years ended December 31, 2004, 2003 and 2002:

(in millions)	US Plans			Non-US Plans
	2004	2003	2002	2004	2003	2002

Service cost	$2	$2	$2	$2	$2	$2
Interest cost	4	3	3	5	5	4
Expected return on plan assets	(3)	(2)	(3)	(5)	(5)	(4)

Net pension cost	$3	$3	$2	$2	$2	$2

The Company recognized an additional minimum liability at December 31, 2004, 2003 and 2002, related to under-funded plans. In connection with the recognition of this minimum liability, at December 31, 2004 the Company recorded a charge to other comprehensive income of $1.7 million ($0.9 million, net of income tax of $0.8 million). At December 31, 2003 the Company recorded a charge to other comprehensive income of $4 million ($2.6 million, net of income taxes of $1.4 million). At December 31, 2002, the Company recorded an intangible asset of $3 million and a charge to other comprehensive income of $1 million ($0.6 million, net of income taxes of $0.4 million) related to the recognition of the minimum pension liability. The minimum pension liability will change from year to year as a result of revisions to actuarial assumptions, experience gains or losses and settlement rate changes.

The following weighted average assumptions were used to determine the Company’s obligations under the pension plans:

	US Plans		Non-US Plans
	2004	2003	2004	2003

Discount rate	5.75%	6.0%	6.25%	6.5%
Rate of compensation increase	2.75%	3.0%	4.5%	4.5%

The following weighted average assumptions were used to determine the Company’s net periodic benefit cost for the pension plans:

	US Plans			Non-US Plans
	2004	2003	2002	2004	2003	2002

Discount rate	6.0%	6.75%	7.5%	6.5%	6.5%	6.5%
Expected long-term return on plan assets	7.5%	8.25%	9.0%	8.5%	8.5%	8.5%
Rate of compensation increase	3.0%	3.75%	4.0%	4.5%	4.5%	4.5%

The Company has assumed an expected long-term rate of return on assets of 7.5 percent for US plans. In developing the expected long-term rate of return assumption on plan assets, which consist mainly of US equity and debt securities, management evaluated historical rates of return achieved on plan assets and the asset allocation of the plans, as well as input from the Company’s independent actuaries and investment consultants and long-term inflation rate assumptions. Projected returns by such consultants are based upon broad equity and bond indices.

Plan Assets - The Company’s investment policy for its pension plans is to balance risk and return through diversified portfolios of high-quality equity, fixed income securities, and short-term investments. Maturities for fixed income securities are managed such that sufficient liquidity exists to meet near-term benefit payment obligations. For US pension plans, the weighted average target range allocation of assets is 32-52 percent with equity managers, and 47-67 percent with fixed income managers. The asset allocation is reviewed regularly and portfolio investments are rebalanced periodically to the targeted allocation when considered appropriate. The Company’s pension plan weighted average asset allocation as of the measurement date of September 30 for US plans and November 30 for non-US plans is as follows:

Asset Category	US Plans		Non-US Plans
	2004	2003	2004	2003

Equity securities	52%	41%	57%	56%
Debt securities	47%	46%	39%	41%
Other	1%	13%	4%	3%

Total	100%	100%	100%	100%

The Company made an $8 million cash contribution to its US pension plans in 2004, and a $4 million cash contribution to its Canadian pension plans. The Company estimates that in 2005 it will make cash contributions of $4 million and $6 million to its US and Canadian pension plans, respectively. Cash contributions in subsequent years will depend on a number of factors including performance of plan assets. The following benefit payments, which reflect expected future service, as appropriate, are expected to be made:

(in millions)	US Plans	Non US Plans

2005	$6	$ 6
2006	6	5
2007	11	5
2008	5	5
2009	5	6
Years 2010 – 2014	24	33

The Company and certain of its subsidiaries also maintain defined contribution plans. The Company makes matching contributions to these plans based on a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $5 million, $4 million and $4 million in 2004, 2003 and 2002, respectively.

Postretirement Benefit Plans – The Company’s postretirement benefit plans currently are not funded. The changes in the benefit obligations of the plans during 2004 and 2003, and the amounts recognized in the Company’s Consolidated Balance Sheets at December 31, 2004 and 2003, were as follows:

(in millions)	2004	2003

Accumulated postretirement benefit obligation
At January 1	$43	$31
Service cost	1	1
Interest cost	3	2
Actuarial (gain) loss	(1)	10
Benefits paid	(2)	(2)
Foreign currency translation	—	1

Benefit obligation at December 31	$44	$43
Unrecognized net actuarial loss	(11)	(14)
Unrecognized prior service benefit	1	2

Accrued postretirement benefit costs	$34	$31

Net postretirement benefit costs consisted of the following for the years ended December 31, 2004, 2003 and 2002:

(in millions)
	2004	2003	2002

Service cost	$1	$1	$1
Interest cost	3	2	2
Curtailment gain on divestiture of Enzyme Bio-Systems	—	—	(1)

Net postretirement benefit costs	$4	$3	$2

The following weighted average assumptions were used to determine the Company’s obligations under the postretirement plans:

	2004	2003

Discount rate	5.75%	6.0%

The following weighted average assumptions were used to determine the Company’s net postretirement benefit cost:

	2004	2003	2002

Discount rate	6.0%	6.75%	6.75%

In measuring the postretirement benefit obligation, the Company assumed an increase for next year in the per capita cost of healthcare benefits of 9.5 percent in 2004 and 2003, declining to 5 percent by the year 2014 and remaining at that level thereafter. An increase in the assumed healthcare cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation at December 31, 2004 by $5 million, while a decrease in the rate of 1 percentage point would decrease the obligation by $4 million, with a corresponding effect on the service and interest cost components of the net periodic postretirement benefit cost for the year then ended of $0.5 million.

Estimated future benefit payments — The following benefit payments, which reflect expected future service, as appropriate, are expected to be made under the Company’s postretirement benefit plans:

(in millions)	US Plans	Non US Plans

2005	$2	$—
2006	2	—
2007	2	—
2008	2	—
2009	2	—
Years 2010 – 2014	12	1

In December 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Act”). The Medicare Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Following the enactment into law of the Medicare Act, on January 12, 2004, the FASB issued FSP No. 106-1, which, on May 19, 2004, was superseded by FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003.” FSP 106-2 provides guidance on the accounting for the effects of the Medicare Act for employers that sponsor postretirement health care plans that provide prescription drug benefits. The guidance in FSP 106-2 related to the accounting for the subsidy applies only to the sponsor of a single-employer defined benefit postretirement health care plan for which (a) the employer has concluded that prescription drug benefits available under the plan to some or all participants for some or all future years are actuarially equivalent to Medicare Part D and thus qualify for the subsidy under the Medicare Act and (b) the expected subsidy will offset or reduce the employer’s share of the cost of the underlying postretirement prescription drug coverage on which the subsidy is based. The Company determined that the prescription drug benefits under its US hourly postretirement health care plan are actuarially equivalent to Medicare Part D, and adopted FSP 106-2 prospectively, effective July 1, 2004. The adoption of FSP 106-2 did not have a material impact on the Company’s financial statements.

NOTE 12 – Supplementary Information

Balance Sheet – Supplementary information is set forth below:

(in millions)	2004	2003

Accounts receivable – net:
Accounts receivable – trade	$241	$234
Accounts receivable – other	56	25
Allowance for doubtful accounts	(6)	(7)

Total accounts receivable – net	$291	$252

Inventories:
Finished and in process	$107	$96
Raw materials	112	86
Manufacturing supplies	39	33

Total inventories	$258	$215

Accrued liabilities:
Compensation expenses	$33	$25
Dividends payable	5	4
Accrued interest	16	17
Accrued income taxes	15	11
Taxes payable other than income taxes	18	18
Other	26	21

Total accrued liabilities	$113	$96

Non-current liabilities:
Employees’ pension, indemnity, retirement, and other	$84	$82
Fair value adjustment related to hedged fixed rate debt instrument	18	22
Other	14	14

Total non-current liabilities	$116	$118

Income Statement - Supplementary information is set forth below:

(in millions)	2004	2003	2002

Earnings from non-controlled affiliates and other income (expense)-net:
Earnings from non-controlled affiliates	$1	$1	$7
Gain from sale of investment	1	—	—
Write-down of long-lived assets	—	(3)	—
Gain from sale of EBS	—	—	8
Gain from dissolution of CPMCP	—	—	3
Other	2	1	2

Total earnings from non-controlled affiliates and other income (expense)	$4	$(1)	$20

Financing costs:
Interest expense	$36	$40	$39
Interest income	(3)	(1)	(2)
Foreign currency transaction losses (gains)	1	—	(1)

Financing costs-net	$34	$39	$36

Statements of Cash Flow - Supplementary information is set forth below:

(in millions)	2004	2003	2002

Interest paid	$34	$41	$29
Income taxes paid	46	43	47
Noncash investing and financing activities:
Change in fair value and number of shares of redeemable common stock	(34)	9	(8)
Issuance of common stock in connection with acquisitions	—	8	2

NOTE 13 – Redeemable Common Stock

The Company has an agreement with certain common stockholders (collectively the “holder”), a representative of which serves on the Company’s Board of Directors, relating to certain common shares, that provides the holder with the right to require the Company to repurchase the underlying common shares for cash at a price equal to the average of the closing per share market price of the Company’s common stock for the 20 trading days immediately preceding the date that the holder exercises the put option. The put option is exercisable at any time until January 2010 when it expires. The holder can also elect to sell the common shares on the open market, subject to certain restrictions. The common shares subject to the put option are classified as redeemable common stock in the Company’s Consolidated Balance Sheets.

During 2004 the holder sold 2,600,000 shares of redeemable common stock in open market transactions, thereby reducing the number of redeemable common shares from 3,827,000 shares at December 31, 2003 to 1,227,000 shares at December 31, 2004. The carrying value of the redeemable common stock was $33 million at December 31, 2004 and $67 million at December 31, 2003, based on the average of the closing per share market prices of the Company’s common stock for the 20 trading days immediately preceding the respective balance sheet dates ($26.90 per share and $17.60 per share at December 31, 2004 and 2003, respectively). Adjustments to mark the redeemable common stock to market value are recorded directly against additional paid-in capital in the stockholders’ equity section of the Company’s Consolidated Balance Sheets.

The Company has the right, but not the obligation, to extend the put option for an additional three years. The holder of the put option may not require the Company to repurchase less than 500,000 shares on any single exercise of the option, and the put option may not be exercised more than once in any six month period. In the event the holder exercises the put option requiring the Company to repurchase the shares, the Company would be required to pay for the shares within 90 calendar days from the exercise date if the holder is selling the minimum number of shares (500,000), and within a prorated time period of between 90 and 360 calendar days if the holder is selling more than the minimum number of shares. For intermediate share amounts, a pro-rata payment period would be calculated (based on the number of shares put). Any amount due would accrue interest at the Company’s revolving credit facility rate from the date of exercise until the payment date.

NOTE 14 — Stockholders’ Equity

Preferred stock and stockholders’ rights plan:

The Company has authorized 25 million shares of $0.01 par value preferred stock, of which 1 million shares were designated as Series A Junior Participating Preferred Stock for the stockholders’ rights plan. Under this plan, each share of the Company’s common stock carries with it one-half of one right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if a person or group acquires or announces a tender offer that would result in the acquisition of 15 percent or more of the Company’s common stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a stockholder holding at least 15 percent of the Company’s outstanding voting securities, each full right will entitle a holder to buy a number of the acquiring company’s shares having a value of twice the exercise price of the right. Alternatively, if a 15 percent stockholder engages in certain self-dealing transactions or acquires the Company in such a manner that Corn Products International, Inc. and its common stock survive, or if any person acquires 15 percent or more of the Company’s common stock, except pursuant to an offer for all shares at a fair price, each full right not owned by a stockholder holding at least 15 percent of the Company’s outstanding voting securities may be exercised for Corn Products International, Inc. common stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 15 percent or more of its voting securities. Unless redeemed earlier, the rights will expire on December 31, 2007.

Common Stock:

On December 1, 2004, the Company’s board of directors declared a two-for-one stock split effected as a 100-percent stock dividend on the Company’s common stock. The dividend shares were issued on January 25, 2005 to shareholders of record at the close of business on January 4, 2005. Accordingly, all share and per share data for the periods presented in this report have been retroactively adjusted to reflect the stock split.

Treasury Stock:

During 2004, the Company issued, from treasury, 31,280 restricted common shares and 2,195,010 common shares upon the exercise of stock options under the stock incentive plan and 4,490 common shares under other incentive plans. During 2003, the Company issued, from treasury, 16,000 restricted common shares and 400,564 common shares upon the exercise of stock options under the stock incentive plan. Also in 2003, the Company issued from treasury 541,584 common shares in connection with the purchase of the remaining interest in the Southern Cone of South America business. During 2002, the Company issued, from treasury, 140,000 restricted common shares and 353,624 common shares upon the exercise of stock options under the stock incentive plan. Also, in connection with the CP Ingredientes acquisition, the Company issued from treasury 140,000 common shares in 2002.

The Company retired 34,832, 34,124 and 38,252 shares of its common stock to treasury during 2004, 2003 and 2002, respectively, by both repurchasing shares from employees under the stock incentive plan and through the cancellation of forfeited restricted stock. The Company repurchased shares from employees at average purchase prices of $24.58, $15.20, and $14.88, or fair value at the date of purchase, during 2004, 2003 and 2002, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

On February 9, 2005, the Company’s Board of Directors authorized a stock repurchase program that permits the Company to purchase up to 4 million shares of its outstanding common stock over a five-year period. The Company’s previously authorized stock repurchase program expired on January 20, 2005. At both December 31, 2004 and 2003, 5,099,300 shares had been repurchased under the previous stock repurchase program at a total cost of approximately $64 million.

Set forth below is a reconciliation of common stock share activity for the years ended December 31, 2002, 2003 and 2004.

(Shares of common stock, in thousands)	Issued	Held in Treasury	Redeemable Shares	Outstanding

Balance at December 31, 2001	75,320	4,508	3,687	67,125
Issuance in connection with acquisition	—	(140)	140	—
Issuance of restricted stock as compensation	—	(140)	—	140
Stock options exercised	—	(354)	—	354
Purchase/acquisition of treasury stock	—	38	—	(38)

Balance at December 31, 2002	75,320	3,912	3,827	67,581

Issuance in connection with acquisition	—	(542)	—	542
Issuance of restricted stock as compensation	—	(16)	—	16
Stock options exercised	—	(400)	—	400
Purchase/acquisition of treasury stock	—	34	—	(34)

Balance at December 31, 2003	75,320	2,988	3,827	68,505

Elimination of redemption requirement	—	—	(2,600)	2,600
Issuance of restricted stock as compensation	—	(31)	—	31
Issuance under incentive and other plans	—	(5)	—	5
Stock options exercised	—	(2,195)	—	2,195
Purchase/acquisition of treasury stock	—	35	—	(35)

Balance at December 31, 2004	75,320	792	1,227	73,301

Stock Incentive Plan:

The Company has established a stock incentive plan for certain key employees. In addition, following the spin-off from CPC, all existing CPC stock options held by Company employees were converted to stock options to acquire Corn Products International, Inc. common stock. These stock options retained their original vesting schedules and expiration dates. The Company granted additional nonqualified options to purchase 1,071,300, 1,061,800 and 1,046,800 shares of the Company’s common stock during 2004, 2003 and 2002, respectively. These options are exercisable upon vesting, which occurs in 50 percent increments at the one and two-year anniversary dates of the date of grant. As of December 31, 2004, certain of these nonqualified options have been forfeited due to the termination of employees.

In addition to stock options, the Company awards shares of restricted stock to certain key employees. The cost of these awards is being amortized to expense over the applicable restriction periods.

The Company accounts for stock-based compensation using the intrinsic value method. Pro forma disclosures of net income and earnings per share, assuming the fair value method was used to account for stock options under SFAS 123, are provided in Note 2 of these Notes to the Consolidated Financial Statements in the section entitled “Stock-based compensation.” For purposes of making the pro forma disclosure, the estimated fair market value of stock option awards is amortized to expense over the applicable vesting period. The fair value of the stock option awards was estimated at the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 4.02 percent, 3.7 percent and 3.82 percent in 2004, 2003 and 2002; volatility factor of 22 percent, 20 percent and 24 percent in 2004, 2003 and 2002; and a weighted average expected life of the awards of 6.46 years, 7.52 years and 6.92 years in 2004, 2003 and 2002. A dividend yield of 0.94 percent, 1.22 percent and 1.32 percent was assumed for 2004, 2003 and 2002, respectively.

The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

A summary of stock option and restricted stock transactions for the last three years follows:

			Weighted
	Stock Option	Stock Option	Average	Shares of
(shares in thousands)	Shares	Price Range	Exercise Price	Restricted Stock

Outstanding at December 31, 2001	5,808	$6.95 to $16.16	$14.03	340
Granted	1,047	14.32 to 16.56	14.40	140
Exercised / vested	(354)	7.50 to 16.16	12.65	(32)
Cancelled	(201)	7.50 to 16.16	13.79	(12)

Outstanding at December 31, 2002	6,300	6.95 to 16.56	14.17	436
Granted	1,062	14.88 to 16.92	16.85	16
Exercised / vested	(378)	6.95 to 16.16	12.45	(26)
Cancelled	(97)	14.32 to 16.16	15.08	(26)

Outstanding at December 31, 2003	6,887	6.95 to 16.92	14.67	400
Granted	1,071	17.65 to 24.70	24.66	31
Exercised / vested	(2,196)	6.95 to 16.92	13.88	(91)
Cancelled	(40)	14.32 to 16.92	16.06	(15)

Outstanding at December 31, 2004	5,722	$10.12 to $24.70	$16.83	325

The following table summarizes information about stock options outstanding at December 31, 2004:

(shares in thousands)

			Average Remaining
	Options	Weighted Average	Contractual Life	Options	Weighted Average
Range of Exercise Prices	Outstanding	Exercise Price	(Years)	Exercisable	Exercise Price

$9.8791 to 12.3487	305	$11.29	4.7	305	$11.29
$12.3488 to 14.8185	2,167	14.10	6.3	2,167	14.10
$14.8186 to 17.2882	2,179	16.47	5.7	1,681	16.34
$17.2883 to 19.7580	6	17.65	9.0	—	—
$19.7581 to 24.6975	1,065	24.70	9.8	—	—

	5,722	$16.83	6.6	4,153	$14.80

The number of options exercisable at December 31, 2004 and 2003 was 4.2 million and 5.4 million, respectively. The weighted average fair value of options granted during 2004, 2003, and 2002 was $7.05, $4.45, and $4.17, respectively.

NOTE 15 — Segment Information

The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and, prior to the December 2002 dissolution of CPMCP, its then non-consolidated equity interest in that entity. This region also included EBS until it was sold in February 2002. The Company’s South America operations include corn-refining businesses in Brazil, Colombia, Ecuador, Peru and the Southern Cone of South America, which includes Argentina, Chile and Uruguay. The Company’s Asia/Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia and Kenya, and a tapioca root processing operation in Thailand.

(in millions)	2004	2003	2002

Net sales to unaffiliated customers (a):
North America	$1,419	$1,329	$1,219
South America	556	495	401
Asia/Africa	308	278	251

Total	$2,283	$2,102	$1,871

Operating income (b):
North America	$87	$68	$56
South America	98	83	58
Asia/Africa	48	54	54
Corporate	(33)	(31)	(23)
Plant closing costs (c)	(21)	—	—
Non-recurring earnings	—	—	8

Total	$179	$174	$153

Total assets (d):
North America	$1,411	$1,386	$1,369
South America	521	468	360
Asia/Africa	435	362	339

Total	$2,367	$2,216	$2,068

Depreciation and amortization:
North America	$74	$76	$80
South America	20	18	17
Asia/Africa	8	7	6

Total	$102	$101	$103

Capital expenditures:
North America	$58	$31	$41
South America	31	30	16
Asia/Africa	15	22	21

Total	$104	$83	$78

Notes:
a.	Sales between segments for each of the periods presented are insignificant and therefore are not presented.

b.	Includes earnings from non-controlled affiliates accounted for under the equity method as follows: South America — $1 million in each of 2004, 2003 and 2002; North America — $6 million in 2002.

c.	Includes a $19 million write-off of fixed assets and a $2 million charge for employee termination costs pertaining to the Company’s manufacturing optimization initiative in Mexico and South America. See also Note 6.

d.	Includes investments in non-controlled affiliates accounted for under the equity method as follows: South America — $4 million at December 31, 2004 and 2003, and $3 million at December 31, 2002.

The following table presents net sales to unaffiliated customers by country of origin for the last three years:

	Net Sales
(in millions)	2004	2003	2002

United States	$765	$738	$605
Mexico	383	331	332
Canada	271	260	281
Brazil	288	251	195
Korea	187	170	162
Argentina	106	102	63
Others	283	250	233

Total	$2,283	$2,102	$1,871

The following table presents long-lived assets by country at December 31:

	Long-lived Assets
(in millions)	2004	2003	2002

United States	$407	$406	$433
Mexico	394	426	433
Canada	173	165	147
Brazil	125	112	88
Korea	243	212	210
Argentina	117	116	67
Others	175	171	146

Total	$1,634	$1,608	$1,524

Supplemental Financial Information

Unaudited Quarterly Financial Data

Summarized quarterly financial data is as follows:

(in millions, except per share amounts)	1st QTR	2nd QTR	3rd QTR	4th QTR

2004
Net sales before shipping and handling costs	$592	$616	$633	$620
Less: shipping and handling costs	42	44	46	46

Net sales	$550	$572	$587	$574
Gross profit	95	92	83	85
Net income	26	30	24	14	**
Basic earnings per common share *	$0.35	$0.40	$0.33	$0.19	**
Diluted earnings per common share *	$0.35	$0.40	$0.32	$0.19	**

(in millions, except per share amounts)	1st QTR	2nd QTR	3rd QTR	4th QTR

2003
Net sales before shipping and handling costs	$518	$583	$583	$585
Less: shipping and handling costs	39	44	42	42

Net sales	$479	$539	$541	$543
Gross profit	69	79	84	93
Net income	14	18	20	24
Basic earnings per common share *	$0.19	$0.25	$0.28	$0.34
Diluted earnings per common share *	$0.19	$0.25	$0.28	$0.34

* Per share amounts have been adjusted for the 2-for-1 stock split effective January 25, 2005.

** Includes a charge of $21 million ($15 million, after-tax, or $0.20 per diluted common share) to write-off fixed assets and record employee termination costs associated with a manufacturing optimization initiative in Mexico and South America (see also Note 6). Additionally, the Company reduced its annual effective income tax rate to 30 percent (from 33 percent used for the nine months ended September 30, 2004) to reflect the favorable impact of new tax legislation in various countries in which the Company conducts business. The Company’s effective income tax rate for the fourth quarter and full year 2003 was 36 percent.

Common Stock Market Prices and Dividends *

The Company’s common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.

	1st QTR	2nd QTR	3rd QTR	4th QTR

2004
Market price range of common stock
High	$20.04	$23.29	$23.80	$27.92
Low	17.22	19.81	20.63	22.72
Close	20.00	23.28	23.05	26.78
Dividends declared per common share	$0.06	$0.06	$0.06	$0.07

2003
Market price range of common stock
High	$15.74	$16.25	$16.75	$18.13
Low	13.57	14.38	14.45	15.99
Close	14.58	15.02	15.93	17.23
Dividends declared per common share	$0.05	$0.05	$0.05	$0.06

*	Per share amounts have been adjusted for the 2-for-1 stock split effective January 25, 2005.

At December 31, 2004, there were 10,134 shareholders of record of the Company’s common stock.

Ten-Year Financial Highlights *

(in millions, except per share amounts)	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

Summary of operations
Net sales	$2,283	$2,102	$1,871	$1,887	$1,865	$1,735	$1,448	$1,418	$1,524	$1,387
Net income (loss) as previously reported	94	76	63	57	48	77	43	(75)	23	135
Adjustment for effect of a change in accounting for inventories	—	—	—	—	—	(3)	—	(1)	2	1
Net income (loss) as adjusted	94	76	63	57	48	74	43	(76)	25	136
Basic earnings (loss) per common share:
Net income (loss) as previously reported	$1.28	$1.06	$0.89	$0.80	$0.68	$1.03	$0.59	$(1.05)	$0.32	$1.90
Adjustment for effect of a change in accounting for inventories	—	—	—	—	—	(0.04)	—	(0.02)	0.03	0.01
Net income (loss) as adjusted	$1.28	$1.06	$0.89	$0.80	$0.68	$0.99	$0.59	$(1.07)	$0.35	$1.91
Cash dividends declared per common share	$0.25	$0.21	$0.20	$0.20	$0.20	$0.18	$0.08	—	—	—

Balance sheet data
Working capital	$199	$153	$138	$(120)	$69	$104	$46	$(83)	$151	$33
Property, plant and equipment-net	1,211	1,187	1,154	1,293	1,407	1,349	1,298	1,057	1,057	920
Total assets	2,367	2,216	2,068	2,240	2,339	2,217	1,956	1,676	1,676	1,315
Total debt	568	550	600	756	720	544	404	350	350	363
Redeemable common stock **	33	67	58	64	47	57	50	—	—	—
Stockholders’ equity **	1,081	911	770	793	913	973	1,009	992	1,033	606
Shares outstanding, year end	74.5	72.3	71.4	70.8	70.5	73.9	75.1	71.2	—	—

Additional data
Depreciation and amortization	$102	$101	$103	$127	$135	$122	$95	$95	$88	$82
Capital expenditures	104	83	78	94	143	162	91	100	192	188
Maintenance and repairs	81	81	72	82	78	84	67	69	61	65

*	All share and per share amounts have been adjusted for the 2-for-1 stock split effective January 25, 2005 . Additionally, all periods prior to 2000 have been retroactively restated to reflect the change in accounting for inventories effective January 1, 2000.

**	Amounts have been restated to reflect the reclassification of redeemable common stock from stockholders’ equity for periods from 1998 through 2002.

Note: 1997 and prior per share amounts are pro forma and have been computed by dividing net income (loss) by the shares outstanding, which were 71.2 million at December 31, 1997, the date that the Company was spun off from CPC International, Inc. For the purpose of this calculation, the shares outstanding at December 31, 1997 were assumed to be outstanding for all periods prior.