Form 10-K, Exhibit 13
period 2005-12-31
CORN PRODUCTS INTERNATIONAL INC
filed 2006-03-09
CIK 1046257

EXHIBIT 13.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
We are a leading regional producer of starches, liquid sweeteners and other ingredients around the world. We are one of the world’s largest corn refiners and the leading corn refiner in South America. The corn refining industry is highly competitive. Many of our products are viewed as commodities that compete with virtually identical products manufactured by other companies in the industry. However, we have twenty-seven manufacturing plants located throughout North America, South America and Asia/Africa and we manage and operate our businesses at a local level. We believe this approach provides us with a unique understanding of the cultures and product requirements in each of the geographic markets in which we operate, bringing added value to our customers. Our sweeteners are found in products such as baked goods, candies, chewing gum, dairy products and ice cream, soft drinks and beer. Our starches are a staple of the food, paper, textile and corrugating industries.
Critical success factors in our business include managing our significant manufacturing costs, including corn and utilities. In addition, due to our global operations we are exposed to fluctuations in foreign currency exchange rates, as well as to changes in interest rates. We use derivative financial instruments, when appropriate, for the purpose of minimizing the risks and/or costs associated with fluctuations in commodity prices, foreign exchange rates and interest rates. Also, the capital intensive nature of the corn wet milling industry requires that we generate significant cash flow on a yearly basis in order to selectively reinvest in the business and grow organically, as well as through strategic acquisitions and alliances. We utilize certain key metrics relating to working capital, debt and return on capital employed to monitor our progress toward achieving our strategic business objectives (see section entitled “Key Performance Metrics”).
In 2005, the Company achieved its second best year for net income and diluted earnings per common share, eclipsed only by our record performance in 2004. We benefited from net sales and operating income growth in South America and Asia/Africa in 2005; however, operating income for our North American business declined significantly, due in large part to higher energy and logistics costs, and operating issues and boiler reliability at our Argo facility in Bedford Park, Illinois, our largest plant.
Despite the difficulties in North America, we generated record operating cash flow in 2005 that we used to grow our business, reduce debt, repurchase common stock and enhance our liquidity.

RESULTS OF OPERATIONS
On December 1, 2004, the Company’s board of directors declared a two-for-one stock split effected as a 100-percent stock dividend on the Company’s common stock. The dividend shares were issued on January 25, 2005 to shareholders of record at the close of business on January 4, 2005. Accordingly, all share and per share data for the periods prior to the stock split included in this report have been retroactively adjusted to reflect the stock split.
2005 COMPARED TO 2004
NET INCOME . Net income for 2005 decreased 4 percent to $90 million, or $1.19 per diluted common share, from 2004 net income of $94 million, or $1.25 per diluted common share. The 2004 results included a restructuring charge for plant closures of $21 million ($15 million after-tax). See discussion of 2004 compared to 2003 below and Note 6 of the Notes to the Consolidated Financial Statements for further information pertaining to the 2004 restructuring charge.
The decrease in net income for 2005 from 2004 primarily reflects a decline in operating income for our North American business, and an increase in the provision for income taxes. Increased operating income in South America and Asia/Africa, and a reduction in the minority interest in earnings, partially offset these unfavorable variances.
NET SALES. Net sales for 2005 increased to $2.36 billion from $2.28 billion in 2004, as sales grew in each of our regions.
A summary of net sales by geographic region is shown below:

(in millions)	2005	2004	Increase	% Change
North America	$1,422	$1,419	$3	—%
South America	603	556	47	8%
Asia/Africa	335	308	27	9%

Total	$2,360	$2,283	$77	3%

The increase in net sales reflects a 5 percent increase from currency translation attributable to stronger foreign currencies relative to the US dollar and 1 percent volume growth, which more than offset a 3 percent price/product mix reduction.
Sales in North America were relatively unchanged as volume growth of 3 percent, reflecting significant growth in Mexico partially offset by reduced volume in the United States, and a 1 percent benefit from currency translation attributable to a stronger Canadian dollar, was offset by a 4 percent price/product mix decline. HFCS sales in Mexico for 2005 returned to levels attained prior to the imposition of the discriminatory tax on beverages sweetened with HFCS in that country (see Note 3 of the Notes to the Consolidated Financial Statements). Sales in South America increased 8 percent, as a 13 percent translation benefit attributable to stronger South American currencies more than offset a 3 percent price/product mix decline and a 2 percent volume reduction. Sales in Asia/Africa increased 9 percent, reflecting a 6 percent increase attributable to stronger Asian currencies, price/product mix improvement of 2 percent and 1 percent volume growth.

COST OF SALES. Cost of sales for 2005 increased 5 percent to $2.03 billion from $1.93 billion in 2004. The increase was principally due to volume growth and higher energy costs. In 2005, we experienced an increase in global energy costs of approximately 21 percent over 2004, mainly reflecting higher natural gas costs. Our gross profit margin for 2005 was 14 percent, compared with 15 percent in 2004, as lower margins in North America and South America more than offset higher margins in Asia/Africa.
SELLING, GENERAL and ADMINISTRATIVE EXPENSES. Selling, general and administrative (“SG&A”) expenses for 2005 were $158 million, unchanged from 2004. SG&A expenses for 2005 represented 7 percent of net sales, consistent with the prior year.
OTHER INCOME (EXPENSE)-NET. Other income (expense)-net for 2005 increased to $9 million from $4 million in 2004. The increase primarily reflects a $2 million gain from the sale of non-core assets and a $1 million increase in fee and royalty income.
OPERATING INCOME. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
(in millions)	2005	2004	Variance	% Change
North America	$59	$87	$(28)	(32)%
South America	101	98	3	3%
Asia/Africa	53	48	5	10%
Corporate expenses	(30)	(33)	3	9%

Total	$183	$200	$(17)	(8)%
Plant closing costs (a)	—	(21)	21	100%

Operating income	$183	$179	$4	2%

(a)	Includes a $19 million write-off of fixed assets and a $2 million charge for employee termination costs pertaining to the Company’s manufacturing optimization initiative in Mexico and South America. See also Note 6 of the Notes to the Consolidated Financial Statements.
Operating income for 2005 increased 2 percent to $183 million from $179 million in 2004. Operating income for 2004 included a $21 million restructuring charge for plant closures. Excluding the restructuring charge from the prior year period, operating income decreased 8 percent from 2004, as significantly lower earnings in North America more than offset improved results in Asia/Africa and South America. North America operating income decreased 32 percent from a year ago, as Mexico’s results, which nearly doubled from 2004, were more than offset by significantly weaker results in the United States and Canada. The decrease in the US/Canadian results primarily reflects higher energy and logistics costs. Additionally, lower product selling prices (particularly for co-products), volume reductions, and increased maintenance expense contributed to the decline. Operating difficulties, including poor boiler performance, at our Argo plant in Bedford Park, Illinois contributed to the higher maintenance and energy costs. The US results were also negatively impacted by $4 million of expenses relating to the loss of corn gluten feed attributable to Hurricane Katrina. South America operating income increased 3 percent from 2004, reflecting earnings growth in the Southern Cone and Andean regions of South America and continued strong results in Brazil. Asia/Africa operating income grew 10 percent from a year ago, driven principally by improved earnings in South Korea, where lower corn costs favorably affected our business. This was partially offset by weaker results at our Thailand operations primarily relating to a drought that effected our tapioca root supply and plant operations. Additionally, a $2 million gain from the sale of non-core assets in Malaysia contributed to the earnings increase in the region.
FINANCING COSTS-NET. Financing costs-net increased to $35 million in 2005 from $34 million in 2004. The increase primarily reflects increased interest expense mainly attributable to higher interest rates and larger foreign currency transaction losses, which more than offset increases in capitalized interest and interest income.
PROVISION FOR INCOME TAXES. Our effective income tax rate was 37.5 percent in 2005 as compared to 30 percent in 2004. The increase primarily reflects the effect of a change in our income mix for 2005 as compared with 2004. As a result of the earnings decline in the US, we do not expect to be able to use certain foreign income tax credits in the US, thereby increasing our effective income tax rate.
MINORITY INTEREST IN EARNINGS. Minority interest in earnings declined to $3 million in 2005 from $8 million in 2004. The decline from 2004 mainly reflects the effect of our December 2004 purchase of the remaining interest in our now wholly-owned South Korean business.
COMPREHENSIVE INCOME. We recorded comprehensive income of $160 million in 2005, as compared with comprehensive income of $116 million in 2004. The improvement in comprehensive income mainly reflects favorable variances relating to cash flow hedges, which more than offset declines in the currency translation adjustment and net income. The decline in the change in the currency translation adjustment primarily reflects the effect of a more moderate strengthening in end of period foreign currencies for 2005, as compared with 2004, when foreign currency appreciation was more significant, particularly for the Korean Won.
2004 COMPARED TO 2003
NET INCOME . Net income for 2004 increased 24 percent to $94 million, or $1.25 per diluted common share, from 2003 net income of $76 million, or $1.06 per diluted common share. The 2004 results include a restructuring charge for plant closures of $21 million ($15 million after-tax) relating to the Company’s manufacturing optimization initiative in Mexico and South America, which consists of a $19 million write-off of fixed assets and a $2 million charge for employee termination costs. See also Note 6 of the Notes to the Consolidated Financial Statements.
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
SELLING, GENERAL and ADMINISTRATIVE EXPENSES. SG&A expenses for 2004 increased 6 percent to $158 million from $149 million in 2003, due primarily to higher compensation-related expenses and increased corporate governance costs related to the implementation of the provisions of the Sarbanes-Oxley Act of 2002. SG&A expenses for 2004 represented 7 percent of net sales, consistent with the prior year.
OTHER INCOME (EXPENSE)-NET. Other income (expense)-net for 2004 increased $5 million from 2003, primarily reflecting a $1 million gain from the sale of an investment in 2004 and the recording, in 2003, of various asset write-downs aggregating $3 million.

OPERATING INCOME. A summary of operating income is shown below:

			Favorable	Favorable
			(Unfavorable)	(Unfavorable)
(in millions)	2004	2003	Variance	% Change
North America	$87	$68	$19	28%
South America	98	83	15	18%
Asia/Africa	48	54	(6)	(11)%
Corporate expenses	(33)	(31)	(2)	(6)%

Total	$200	$174	$26	15%
Plant closing costs (a)	(21)	—	(21)	(100)%

Operating income	$179	$174	$5	3%

(a)	Includes a $19 million write-off of fixed assets and a $2 million charge for employee termination costs pertaining to the Company’s manufacturing optimization initiative in Mexico and South America. See also Note 6 of the Notes to the Consolidated Financial Statements.
Operating income for 2004, including the $21 million restructuring charge for plant closures, increased 3 percent to $179 million from $174 million in 2003. Excluding the restructuring charge, operating income increased 15 percent from 2003 driven by earnings growth in North America and South America. North America operating income increased 28 percent from a year ago primarily due to improved performance in Canada and Mexico. Additionally, operating income in the region benefited from new legislation in Mexico that allowed us to reduce an existing employee benefit accrual by $2.6 million. The earnings increase in Mexico partially reflects increased sales of HFCS which, as previously mentioned, increased late in third quarter 2004 and are continuing, despite the country’s tax on beverages sweetened with HFCS. See also Note 3 of the Notes to the Consolidated Financial Statements. South America operating income increased 18 percent from 2003, principally reflecting significantly higher earnings in Brazil where robust economic growth has resulted in strong demand for our products. Asia/Africa operating income declined 11 percent from 2003, principally due to an earnings decline in South Korea, where lower sales volume attributable to a weak economy and higher corn costs unfavorably affected our business.
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
COMPREHENSIVE INCOME. We recorded comprehensive income of $116 million in 2004, as compared with comprehensive income of $151 million in 2003. This decrease primarily reflects losses on cash flow hedges, which more than offset increased net income.

LIQUIDITY & CAPITAL RESOURCES
At December 31, 2005, our total assets were $2.39 billion, up from $2.37 billion at December 31, 2004. This increase primarily reflects translation effects associated with stronger foreign currencies relative to the US dollar. Stockholders’ equity increased to $1.21 billion at December 31, 2005 from $1.08 billion at December 31, 2004, principally attributable to our 2005 net income, gains on cash flow hedges, favorable currency translation effects, and the exercise of stock options.
At December 31, 2005, we had total debt outstanding of $528 million, compared to $568 million at December 31, 2004. The debt outstanding includes $255 million (face amount) of 8.25 percent senior notes due 2007, $200 million (face amount) of 8.45 percent senior notes due 2009 and $75 million of consolidated subsidiary debt, consisting of local country borrowings. Of the consolidated subsidiary debt, $57 million represents short-term borrowings. Corn Products International, as the parent company, guarantees certain obligations of several of its consolidated subsidiaries, which aggregated $29 million at December 31, 2005. Management believes that such consolidated subsidiaries will meet their financial obligations as they become due.
The principal source of our liquidity comes from our internally generated cash flow, which we supplement as necessary with our ability to borrow on our bank lines and to raise funds in both the debt and equity markets. We have a $180 million Revolving Credit Agreement (the “Revolving Credit Agreement”), consisting of a $150 million revolving credit facility in the US and a $30 million revolving credit facility for our wholly-owned Canadian subsidiary, which expires in September 2009. There were no outstanding borrowings under the Revolving Credit Agreement at December 31, 2005. We also have approximately $333 million of unused operating lines of credit in the various foreign countries in which we operate.
The weighted average interest rate on total Company indebtedness was approximately 7.0 percent and 6.1 percent for 2005 and 2004, respectively. During 2005 and 2004, we benefited from interest rate swap agreements that effectively converted the interest rate associated with the Company’s 8.45 percent senior notes to a variable interest rate. On August 5, 2005, we terminated $50 million of our $200 million fixed to floating rate interest rate swap agreements associated with our 8.45 percent $200 million senior notes due August 2009. The swap termination resulted in a gain of approximately $2 million, which is being amortized as a reduction to financing costs over the remaining term of the underlying debt (through August 2009). At December 31, 2005, the fair value of the remaining interest rate swap agreements relating to $150 million of our senior notes due 2009 approximated $5 million. The fair value of the outstanding interest rate swap agreements at December 31, 2004 approximated $18 million.
On February 1, 2006, we terminated the remaining fixed to floating interest rate swap agreements associated with the 8.45 percent senior notes. The swap termination resulted in a gain of approximately $3 million that will be amortized as a reduction to financing costs over the remaining term of the underlying debt (through August 2009).

NET CASH FLOWS
A summary of operating cash flows is shown below:

(in millions)	2005	2004
Net income	$90	$94
Depreciation	106	102
Write-off of fixed assets – plant closures	—	19
Deferred income taxes	(16)	(9)
Minority interest in earnings	3	8
Changes in working capital	60	(37)
Other	2	(11)

Cash provided by operations	$245	$166

Cash provided by operations was $245 million in 2005, as compared with $166 million in 2004. The increase in operating cash flow was driven by a decrease in working capital principally attributable to a reduction in margin accounts relating to corn futures contracts in the US and Canada, improved collections on accounts receivable and lower inventories. We plan to continue to hedge our US and Canadian corn purchases through the use of corn futures contracts and accordingly, will be required to make or be entitled to receive, cash deposits for margin calls depending on the movement in the market price for corn. The cash provided by operations was used primarily to fund capital expenditures, repurchase shares of common stock, reduce debt and pay dividends. Listed below are the Company’s primary investing and financing activities for 2005 (in millions):

Capital expenditures	$(143)
Repurchases of common stock	(39)
Payments on debt	(47)
Proceeds from issuance of common stock	14
Dividends paid (including dividends to minority interest shareholders)	(22)
We currently anticipate that capital expenditures for 2006 will approximate $150 million. Included in this estimate are expenditures relating to the completion of the previously announced $100 million capital project at our Argo plant located in Bedford Park, Illinois. The project will include the shutdown and replacement of the plant’s three current coal-fired boilers with one coal-fired boiler. This project is expected to reduce the plant’s emissions as well as provide more efficient, reliable and effective energy production. Construction began in the fourth quarter of 2004 and is currently expected to be completed by the end of the third quarter of 2006.
On December 7, 2005, our board of directors declared a quarterly cash dividend of $0.07 per share of common stock. The cash dividend was paid on January 25, 2006 to stockholders of record at the close of business on January 4, 2006.
We expect that our operating cash flows and borrowing availability under our credit facilities will be more than sufficient to fund our anticipated capital expenditures, acquisitions, dividends and other investing and/or financing strategies for the foreseeable future.

CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS
The table below summarizes our significant contractual obligations as of December 31, 2005. Information included in the table is cross-referenced to the Notes to the Consolidated Financial Statements elsewhere in this report, as applicable.

(in millions)	Payments due by period
			Less			More
	Note		than 1	2 – 3	4 – 5	than 5
Contractual Obligations	reference	Total	year	years	years	years

Long-Term Debt	8	$483	$10	$273	$200	$—
Operating Lease Obligations	9	109	23	40	29	17
Purchase Obligations *		534	74	70	58	332

Total		$1,126	$107	$383	$287	$349

*	The purchase obligations relate principally to power supply agreements, including take or pay energy supply contracts, which help to provide us with an adequate power supply at certain of our facilities.
On January 20, 2006, Corn Products Brasil — Ingredientes Industrias Ltda. (“CPO Brazil”), a wholly-owned subsidiary of the Company, entered into a Natural Gas Purchase and Sale Agreement (the “Agreement”) with Companhia de Gas de Sao Paulo — Comgas (“Comgas”). Pursuant to the terms of the Agreement, Comgas will supply natural gas to the cogeneration facility at CPO Brazil’s Mogi Guacu plant.
The Agreement will expire on March 31, 2023, unless extended or terminated under certain conditions specified in the Agreement. During the term of the Agreement, CPO Brazil is obligated to purchase from Comgas, and Comgas is obligated to provide to CPO Brazil, certain minimum quantities of natural gas that are specified in the Agreement. The price for such quantities of natural gas is determined pursuant to a formula set forth in the Agreement. It is estimated that the total minimum expenditures by CPO Brazil throughout the term of the Agreement would be approximately US$230,000,000, based on current exchange rates and estimates regarding the application of the formula set forth in the Agreement, spread evenly over the approximately 17-year term of the Agreement. These amounts are included in the purchase obligations disclosed in the table above.
As described in Note 13 of the Notes to the Consolidated Financial Statements, we have an agreement with certain common stockholders (collectively the “holder”), a representative of which serves on our Board of Directors, relating to 1,227,000 common shares, that provides the holder with the right to require us to repurchase the underlying common shares for cash at a price equal to the average of the closing per share market price of the Company’s common stock for the 20 trading days immediately preceding the date that the holder exercises the put option. The put option is exercisable at any time until January 2010 when it expires. The holder can also elect to sell the common shares on the open market, subject to certain restrictions. The holder of the put option may not require us to repurchase less than 500,000 shares on any single exercise of the put option, and the put option may not be exercised more than once in any six month period. In the event the holder exercises the put option requiring us to repurchase the shares, we would be required to pay for the shares within 90 calendar days from the exercise date if the holder is selling the minimum number of shares (500,000), and within a prorated time period of between 90 and 360 calendar days if the holder is selling more than the minimum number of shares. For intermediate share amounts, a pro-rata payment period would be calculated (based on the number of shares put). Any amount due would accrue interest at our revolving credit facility rate from the date of exercise until the payment date. In the event the holder had put all of the shares subject to the agreement to us on December 31, 2005, we would have been obligated to repurchase the shares for approximately $29 million based upon the average of the closing per share market price of the Company’s common stock for the 20 trading days prior to December 31, 2005 ($23.43 per share). This amount is reflected as redeemable common stock in our Consolidated Balance Sheet at December 31, 2005.
We currently anticipate that in 2006 we will make cash contributions of $1 million and $5 million to our US and Canadian pension plans, respectively. See Note 11 of the Notes to the Consolidated Financial Statements for further information with respect to our pension and postretirement benefit plans.

KEY PERFORMANCE METRICS
The Company uses certain key metrics to better monitor our progress towards achieving our strategic business objectives. These metrics relate to our return on capital employed, our financial leverage, and our management of working capital, each of which is tracked on an ongoing basis. We assess whether we are achieving an adequate return on invested capital by measuring our “Return on Capital Employed” against our cost of capital. We monitor our financial leverage by regularly reviewing our ratio of debt to earnings before interest, taxes, depreciation and amortization (“Debt to EBITDA”) and our “Debt to Capitalization” percentage to assure that we are properly financed. We assess our level of working capital investment by evaluating our “Operating Working Capital as a percentage of Net Sales.” We believe the use of these metrics enables us to better run our business and is useful to investors.
The metrics below include certain information (including Capital Employed, Adjusted Operating Income, EBITDA, Adjusted Current Assets, Adjusted Current Liabilities and Operating Working Capital) that is not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). A reconciliation of these amounts to the most directly comparable financial measures calculated in accordance with GAAP is contained in the following tables. Management believes that this non-GAAP information provides investors with a meaningful presentation of useful information on a basis consistent with the way in which management monitors and evaluates the Company’s operating performance. The information presented should not be considered in isolation and should not be used as a substitute for our financial results calculated under GAAP. In addition, these non-GAAP amounts are susceptible to varying interpretations and calculations, and the amounts presented below may not be comparable to similarly titled measures of other companies.

Our calculations of these key metrics for 2005 with comparison to the prior year are as follows:

Return on Capital Employed	(dollars in millions)	2005	2004
Total stockholders’ equity		$1,210	$1,081
Add:
Cumulative translation adjustment		257	292
Minority interest in subsidiaries		17	18
Redeemable common stock		29	33
Total debt		528	568
Less:
Cash and cash equivalents		(116)	(101)

Capital employed (a)		$1,925	$1,891

Operating income		$183	$179
Adjusted for:
Income taxes (at effective tax rates of 37.5% in 2005 and 30% in 2004)		(69)	(54)

Adjusted operating income, net of tax (b)		$114	$125

Return on Capital Employed (b÷a)		5.9%	6.6%

Debt to EBITDA ratio	(dollars in millions)	2005	2004
Short-term debt		$57	$88
Long-term debt		471	480

Total debt (a)		$528	$568

Net income		$90	$94
Add back:
Minority interest in earnings		3	8
Provision for income taxes		55	43
Interest expense, net of interest income of $5 and $3, respectively		32	33
Depreciation		106	102

EBITDA (b)		$286	$280

Debt to EBITDA ratio (a ÷ b)		1.8	2.0

Debt to Capitalization percentage	(dollars in millions)	2005	2004
Short-term debt		$57	$88
Long-term debt		471	480

Total debt (a)		$528	$568

Deferred income tax liabilities		$128	$177
Minority interest in subsidiaries		17	18
Redeemable common stock		29	33
Stockholders’ equity		1,210	1,081

Total capital		$1,384	$1,309

Total debt and capital (b)		$1,912	$1,877

Debt to Capitalization percentage (a÷b)		27.6%	30.3%

Operating Working Capital as a percentage of Net Sales	(dollars in millions)	2005	2004
Current assets		$685	$684
Less: Cash and cash equivalents		(116)	(101)
Deferred income tax assets		(13)	(30)

Adjusted current assets		$556	$553

Current liabilities		$424	$462
Less: Short-term debt		(57)	(88)
Deferred income tax liabilities		(1)	—

Adjusted current liabilities		$366	$374

Operating working capital (a)		$190	$179

Net sales (b)		$2,360	$2,283

Operating Working Capital as a percentage of Net Sales (a ÷ b)		8.1%	7.8%

Commentary on Key Performance Metrics:
In accordance with the Company’s long-term objectives, we have set certain goals relating to these key performance metrics that we will strive to meet. To date, we have achieved three of our four established targets and we currently anticipate that our operating performance in 2006 will improve over 2005, which should contribute towards the eventual attainment of our Return on Capital Employed goal. However, no assurance can be given that this goal will be attained and various factors could affect our ability to achieve not only this goal, but to also continue to meet our other key performance metric targets. See

Item 1A “Risk Factors” and Item 7A “Quantitative and Qualitative Disclosures About Market Risk.” The objectives set out below reflect our current aspirations in light of our present plans and existing circumstances. We may change these objectives from time to time in the future to address new opportunities or changing circumstances as appropriate to meet the long-term needs of the Company and its shareholders.
Return on Capital Employed – Our long-term goal is to achieve a Return on Capital Employed in excess of 8.5 percent. In determining this performance metric, the negative cumulative translation adjustment is added back to stockholders’ equity to calculate returns based on the Company’s original investment costs. The decrease in our computed return to 5.9 percent for 2005, from 6.6 percent in 2004, primarily reflects the impact of the significant decline in operating income in the US and its unfavorable impact on our income tax provision. Our effective income tax rate for 2005 was 37.5 percent, up from 30 percent in 2004. Operating income for 2004 included a $21 million restructuring charge for plant closures. See also Note 6 to the Consolidated Financial Statements for additional information relating to the plant closures.
Debt to EBITDA ratio – Our long-term objective is to maintain a ratio of debt to EBITDA of less than 2.25. This ratio declined to 1.8 at December 31, 2005 from 2.0 at December 31, 2004, primarily attributable to our reduction in debt. The EBITDA for 2004 was negatively impacted by the $21 million restructuring charge for plant closures. At a ratio of 1.8 at December 31, 2005 we have additional capacity to support organic and/or acquisition growth should we need to increase the Company’s financial leverage.
Debt to Capitalization percentage – Our long-term goal is to maintain a Debt to Capitalization percentage in the range of 32 to 35 percent. At December 31, 2005 our Debt to Capitalization percentage was 27.6 percent, as compared with 30.3 percent a year ago, reflecting a reduction in debt and an improved capital base.
Operating Working Capital as a percentage of Net Sales – Our long-term goal is to maintain operating working capital in a range of 8 to 10 percent of our net sales. The metric increased to 8.1 percent at December 31, 2005 from 7.8 percent a year ago, primarily reflecting an increase in operating working capital. We will continue to focus on managing our working capital in 2006.
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
We have identified below the most critical accounting policies upon which the financial statements are based and that involve our most complex and subjective decisions and assessments. Senior management of the Company has discussed the development, selection and disclosure of these policies with members of the Audit Committee of our Board of Directors. These accounting policies are disclosed in the Notes to the Consolidated Financial Statements. The discussion that follows should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

LONG-LIVED ASSETS
The Company has substantial investments in property, plant and equipment and goodwill. For property, plant and equipment we recognize the cost of depreciable assets in operations over the estimated useful life of the assets, and we evaluate the recoverability of these assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. For goodwill we perform an annual impairment assessment (or more frequently if impairment indicators arise) as required by Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” We have chosen to perform this annual impairment assessment in December of each year. An impairment loss is assessed and recognized in operating earnings if the fair value of either goodwill or property, plant and equipment is less than its carrying amount. For long-lived assets we test for recoverability whenever events or circumstances indicate that the carrying amount may not be recoverable as required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”
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
Goodwill
We completed the required annual test of goodwill impairment for all of our affected reporting units in December 2005. In each case, based on our assumptions about future cash flows we expect to be able to generate from each reporting unit, the fair value of the reporting unit was in excess of the related carrying amounts, and accordingly, no impairment of goodwill was required to be measured and recognized.
On January 1, 2002, a discriminatory tax on beverages sweetened with high fructose corn syrup (“HFCS”) approved by the Mexican Congress late in 2001, became effective. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for beverages in Mexico, we ceased production of HFCS 55 at our San Juan del Rio plant, one of our three plants in Mexico. Over time, we have resumed production and sales of HFCS to certain beverage customers. These sales increased significantly beginning late in the third quarter of 2004, and in 2005, returned to levels attained prior to the imposition of the tax as a result of certain customers having obtained court rulings exempting them from paying the tax. The sales are continuing in 2006; however, the tax remains in place. For information regarding the status of the tax, see Note 3 of the Notes to the Consolidated Financial Statements.
Our ability to fully recover the carrying value of our long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with the Mexican operations, is dependent upon the generation of sufficient cash flows from the use or disposition of these assets. Based on long-term forecasts of operating results, including the assumptions described below, we believe that the Company will generate sufficient cash flows from these long-term assets to fully recover their carrying values, and accordingly, no impairment of either goodwill or other long-term assets related to Mexico was recognized as of December 31, 2005.
In developing the estimates of the cash flows expected to be generated from the Mexican operations, we have assumed that shipments of HFCS to the Mexican beverage industry will continue for the foreseeable future at levels attained in 2005, which were significantly higher than the actual results from each of the three previous years.

While we continue our efforts to gain repeal of the tax, we cannot predict with any certainty the likelihood or timing of such repeal nor can we predict whether the Mexican beverage customers will continue purchasing HFCS at current levels. Failure to repeal the tax and a decline from the current levels of HFCS shipments could have a negative effect on the operating results and cash flows of our Mexican operation.
In the event that the tax is not ultimately repealed or modified, or that actual results significantly differ from those assumed, the Company could be required to recognize an impairment of goodwill and the amount of such impairment could be material. The carrying value of the goodwill related to the Mexican operations was approximately $120 million at December 31, 2005.
As previously disclosed, in response to the imposition of the tax we submitted an arbitration claim against the government of Mexico under the provisions of NAFTA seeking recovery in an amount not less than $325 million. In concluding that an impairment of the Mexican goodwill may arise if the tax is not repealed or its effect on HFCS sales in Mexico is not otherwise mitigated, we have not assumed that any proceeds would be received from our arbitration claim for compensation under NAFTA against the Mexican government. Any recovery we receive from the resolution of this claim would reduce or offset in whole or part, the amount of any impairment to be recognized. However, no assurance can be made that we will be successful with the arbitration claim.
Fixed Assets
In September 2005, the Canadian government initiated an anti-dumping and/or countervailing duty (AD/CVD) investigation on grain corn imported from the United States. The investigation related to the alleged effect of United States grain corn related subsidies on the Canadian grain corn market and the alleged dumping of United States grain corn into Canada. In November 2005, the Canadian International Trade Tribunal (CITT) made a preliminary determination of injury and in December 2005 the Canada Border Services Agency (CBSA) imposed a provisional duty on imported United States grain corn of US$l.65 per bushel.
Our Canadian subsidiary is a large industrial corn user and the sole processor of corn-refined starches, sweeteners, corn oil and animal feeds in Canada. We are pursuing all regulatory and other measures available to participate in the AD/CVD process, oppose the AD/CVD and, in the alternative, to minimize the amount of final duties imposed.
The CBSA is continuing its investigation of this matter and is expected to make a final decision as to the amount of final duties in mid-March 2006, although the final duties, if any, are not anticipated to become effective until mid-April 2006, when the CITT makes its final determination of injury. Final duties are typically imposed for five years, although this period could be shortened or extended depending upon future developments relating to alleged subsidization and/or dumping activities. Further appeals and related processes are available after the final determination of duties, but the final duties will be collected unless and until an appeal or similar process results in a reduction or elimination of final duties. Depending upon the amount of final duties, if any, management believes that the potential duties could have a significant impact on our Canadian operations. However, given that (i) the duty imposed in December 2005 is provisional and (ii) we are currently exploring several initiatives to minimize the impact of any such duties on the Canadian subsidiary as well as on the Company as a whole, including the reconfiguration of our North American business, operations, customers and markets, we have concluded that it is not necessary to test the long-term assets in Canada for recoverability under SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, during 2005.

Depending on the amount of the final duty and the success of the initiatives outlined above, it may be necessary to close one or more of our three existing Canadian plants and/or test those assets for recoverability under SFAS No. 144. The carrying value of the long-lived assets in Canada at December 31, 2005 was approximately $176 million.
RETIREMENT BENEFITS
The Company sponsors non-contributory defined benefit plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. We also provide healthcare and life insurance benefits for retired employees in the United States and Canada. In order to measure the expense and obligations associated with these retirement benefits, management must make a variety of estimates and assumptions, including discount rates used to value certain liabilities, expected return on plan assets set aside to fund these costs, rate of compensation increase, employee turnover rates, retirement rates, mortality rates, and other factors. These estimates and assumptions are based on our historical experience, along with our knowledge and understanding of current facts, trends and circumstances. We use third-party specialists to assist management in evaluating our assumptions and estimates, as well as to appropriately measure the costs and obligations associated with our retirement benefit plans. Had we used different estimates and assumptions with respect to these plans, our retirement benefit obligations and related expense could vary from the actual amounts recorded, and such differences could be material. See also Note 11 of the Notes to the Consolidated Financial Statements.
NEW ACCOUNTING STANDARDS
In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. The standard requires that such costs be excluded from the cost of inventory and expensed when incurred. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its consolidated financial statements.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”), which requires that exchanges of productive assets be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), which revises SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, based on the grant-date fair value of those awards. This cost is to be recognized over the period during which an employee is required to provide service in exchange for the award (typically the vesting period). SFAS 123R also requires that benefits associated with tax deductions in excess of recognized compensation cost be reported as a financing cash inflow, rather than as an operating cash flow as required under current literature.

SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based awards granted or modified after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but this method also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123. The Company is adopting SFAS 123R effective January 1, 2006 using the modified prospective method. The Company does not expect that the adoption of SFAS 123R will have a material effect on its consolidated financial statements. Refer to the proforma disclosures under “Stock Based Compensation” in Note 2 of the Notes to the Consolidated Financial Statements for an indication of ongoing expense that will be included in the consolidated income statement beginning in the first quarter of 2006.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle. The statement requires retrospective application to prior period financial statements of changes in accounting principle, unless impracticable to do so. It also requires that a change in the depreciation, amortization, or depletion method for long-lived non-financial assets be accounted as a change in accounting estimate, effected by a change in accounting principle. Accounting for error corrections and accounting estimate changes will continue under the guidance in APB Opinion 20, “Accounting Changes,” as carried forward in this pronouncement. The statement is effective for fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material effect on its consolidated financial statements.
In November 2005, the FASB issued FSP Nos. FAS 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is ‘other-than-temporary’, and the measurement of an impairment loss. The investment is impaired if the fair value is less than cost. The impairment is ‘other-than-temporary’ for equity securities and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost. If ‘other-than-temporary’, an impairment loss shall be recognized in earnings equal to the difference between the investment’s cost and its fair value. The guidance in this FSP is effective in reporting periods beginning after December 15, 2005. The Company is reviewing FSP Nos. FAS 115-1 and 124-1, but does not expect that the adoption of this FSP will have a material effect on its consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Corn Products International, Inc.:
We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders ´ equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG LLP
Chicago, Illinois
March 8, 2006

Corn Products International, Inc.
Consolidated Financial Statements and Notes
For the Years ended December 31, 2005, 2004 and 2003

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Income

Years Ended December 31,
(in millions, except per share amounts)	2005	2004	2003
Net sales before shipping and handling costs	$2,559	$2,461	$2,269
Less – shipping and handling costs	199	178	167

Net sales	2,360	2,283	2,102
Cost of sales	2,028	1,929	1,778

Gross profit	332	354	324

Selling, general and administrative expenses	158	158	149
Other (income) expense-net	(9)	(4)	1
Plant closing costs	—	21	—

	149	175	150

Operating income	183	179	174

Financing costs-net	35	34	39

Income before income taxes and minority interest	148	145	135
Provision for income taxes	55	43	49
Minority interest in earnings	3	8	10

Net income	$90	$94	$76

Weighted average common shares outstanding:
Basic	74.7	73.4	72.0
Diluted	75.6	74.7	72.4

Earnings per common share:
Basic	$1.20	$1.28	$1.06
Diluted	1.19	1.25	1.06
See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Balance Sheets

As of December 31,
(in millions, except share and per share amounts)	2005	2004
Assets
Current assets
Cash and cash equivalents	$116	$101
Accounts receivable – net	287	284
Inventories	258	258
Prepaid expenses	11	11
Deferred income tax assets	13	30

Total current assets	685	684

Property, plant and equipment, at cost
Land	114	112
Buildings	344	331
Machinery and equipment	2,639	2,479

	3,097	2,922
Less accumulated depreciation	(1,823)	(1,711)

	1,274	1,211
Goodwill and other intangible assets
(less accumulated amortization of $31 and $30, respectively)	359	353
Deferred income tax assets	3	42
Investments	11	9
Other assets	57	68

Total assets	$2,389	$2,367

Liabilities and equity
Current liabilities
Short-term borrowings and current portion of long-term debt	$57	$88
Deferred income taxes	1	—
Accounts payable	263	261
Accrued liabilities	103	113

Total current liabilities	424	462

Non-current liabilities	110	116
Long-term debt	471	480
Deferred income taxes	128	177
Minority interest in subsidiaries	17	18
Redeemable common stock (1,227,000 shares issued and outstanding at December 31, 2005 and 2004) stated at redemption value	29	33

Stockholders’ equity
Preferred stock – authorized 25,000,000 shares- $0.01 par value, none issued	—	—
Common stock – authorized 200,000,000 shares- $0.01 par value – 74,092,774 issued at December 31, 2005 and 2004	1	1
Additional paid-in capital	1,068	1,047
Less: Treasury stock (common stock; 1,528,724 and 792,254 shares at December 31, 2005 and 2004, respectively) at cost	(36)	(4)
Deferred compensation – restricted stock	(1)	(2)
Accumulated other comprehensive loss	(251)	(321)
Retained earnings	429	360

Total stockholders’ equity	1,210	1,081

Total liabilities and equity	$2,389	$2,367

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Comprehensive Income

Years ended December 31,
(in millions)	2005	2004	2003
Net income	$90	$94	$76
Comprehensive income (loss):
Gains (losses) on cash flow hedges, net of income tax effect of $7, $15 and $5, respectively	12	(26)	9
Reclassification adjustment for losses (gains) on cash flow hedges included in net income, net of income tax effect of $14, $5 and $5, respectively	24	(8)	10
Currency translation adjustment	35	57	58
Minimum pension liability, net of income tax effect	(1)	(1)	(2)

Comprehensive income	$160	$116	$151

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Stockholders’ Equity and Redeemable Equity

	STOCKHOLDERS’ EQUITY
		Additional			Accumulated Other		Redeemable
	Common	Paid-In	Treasury	Deferred	Comprehensive	Retained	Common
(in millions)	Stock	Capital	Stock	Compensation	Income (Loss)	Earnings	Stock

Balance, December 31, 2002	$1	$1,015	$(48)	$(4)	$(418)	$224	$58

Net income						76
Dividends declared						(15)
Gains on cash flow hedges, net of income tax effect of $5					9
Amount of losses on cash flow hedges reclassified to earnings, net of income tax effect of $5					10
Issuance of common stock in connection with acquisition			8
Issuance of common stock on exercise of stock options			5
Amortization to compensation expense of restricted common stock				1
Change in fair value of redeemable common stock		(9)					9
Currency translation adjustment					58
Minimum pension liability, net of income tax effect					(2)

Balance, December 31, 2003	$1	$1,006	$(35)	$(3)	$(343)	$285	$67

Net income						94
Dividends declared						(19)
Losses on cash flow hedges, net of income tax effect of $15					(26)
Amount of gains on cash flow hedges reclassified to earnings, net of income tax effect of $5					(8)
Issuance of restricted common stock as compensation			1	(1)
Issuance of common stock on exercise of stock options			30
Tax benefit attributable to exercises of employee stock options		7
Amortization to compensation expense of restricted common stock				2
Change in fair value and number of shares of redeemable common stock		34					(34)
Currency translation adjustment					57
Minimum pension liability, net of income tax effect					(1)

Balance, December 31, 2004	$1	$1,047	$(4)	$(2)	$(321)	$360	$33

Net income						90
Dividends declared						(21)
Gains on cash flow hedges, net of income tax effect of $7					12
Amount of losses on cash flow hedges reclassified to earnings, net of income tax effect of $14					24
Issuance of restricted stock units		5
Repurchases of common stock			(39)
Issuance of common stock on exercise of stock options		7	7
Tax benefit attributable to exercises of employee stock options		5
Amortization to compensation expense of restricted common stock				1
Change in fair value of redeemable common stock		4					(4)
Currency translation adjustment					35
Minimum pension liability, net of income tax effect					(1)

Balance, December 31, 2005	$1	$1,068	$(36)	$(1)	$(251)	$429	$29

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC.
Consolidated Statements of Cash Flows

Years ended December 31,
(in millions)	2005	2004	2003
Cash provided by (used for) operating activities:
Net income	$90	$94	$76
Non-cash charges (credits) to net income:

Depreciation	106	102	101
Write-off of fixed assets – plant closures	—	19	—
Deferred income taxes	(16)	(9)	4
Minority interest in earnings	3	8	10
Earnings from non-controlled affiliates	(1)	(1)	(1)
Foreign currency transaction losses	3	1	—

Changes in trade working capital:

Accounts receivable and prepaid expenses	24	(14)	12
Inventories	5	(34)	(11)
Accounts payable and accrued liabilities	31	11	48
Other	—	(11)	(3)

Cash provided by operating activities	245	166	236

Cash provided by (used for) investing activities:
Capital expenditures	(143)	(104)	(83)
Proceeds from disposal of plants and properties	7	1	1
Proceeds from sale of investment	—	21	—
Payments for acquisitions, net of cash acquired	(5)	(68)	(48)
Other	—	1	—

Cash used for investing activities	(141)	(149)	(130)

Cash provided by (used for) financing activities:
Payments on debt	(47)	(41)	(65)
Proceeds from borrowings	3	47	7
Dividends paid (including to minority interest shareholders)	(22)	(23)	(20)
Repurchases of common stock	(39)	—	—
Issuance of common stock	14	30	5

Cash (used for) provided by financing activities	(91)	13	(73)

Effects of foreign exchange rate changes on cash	2	1	1

Increase in cash and cash equivalents	15	31	34

Cash and cash equivalents, beginning of period	101	70	36

Cash and cash equivalents, end of period	$116	$101	$70

See notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1- Description of the Business
Corn Products International, Inc. (the “Company”) was founded in 1906 and became an independent and public company as of December 31, 1997. The Company operates domestically and internationally in one business segment, corn refining, and produces a wide variety of products.
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
Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the US dollar, are translated at current exchange rates with the related translation adjustments reported in stockholders’ equity as a component of accumulated other comprehensive income (loss). Income statement accounts are translated at the average exchange rate during the period. Where the US dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2005, 2004 and 2003, the Company incurred foreign currency transaction losses (gains) of $3 million, $1 million, and ($0.4 million), respectively. The Company’s accumulated other comprehensive loss included in stockholders’ equity on the Consolidated Balance Sheets includes negative cumulative translation adjustments of $257 million and $292 million at December 31, 2005 and 2004, respectively.
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
Investments – Investments in the common stock of affiliated companies over which the Company does not exercise significant influence are accounted for under the cost method and are carried at cost or less. At December 31, 2005, the Company had an investment accounted for under the cost method of $6 million. Investments that enable the Company to exercise significant influence, but do not represent a controlling interest, are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company’s proportionate share of income or loss, less dividends received. The Company would recognize a loss on these investments when there is a loss in value of an investment which is other than a temporary decline.

Property, plant and equipment and depreciation – Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets, which range from 10 to 50 years for buildings and from 3 to 25 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. If this review indicates that the carrying values will not be recovered, the carrying values would be reduced and an impairment loss would be recognized.
Goodwill and other intangible assets – Goodwill ($351 million and $344 million at December 31, 2005 and 2004, respectively) represents the excess of cost over fair value of net assets acquired. The Company also has other intangible assets ($8 million and $9 million at December 31, 2005 and December 31, 2004, respectively) principally related to the recognition of minimum pension liabilities. The carrying amount of goodwill and other intangible assets by geographic segment as of December 31, 2005 and 2004 was as follows:

	At December 31,
(in millions)	2005	2004
North America	$129	$131
South America	62	61
Asia/Africa	168	161

Total	$359	$353

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
On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of variable cash flows to be paid related to interest on variable rate debt or certain forecasted purchases of corn or natural gas used in the manufacturing process (“a cash-flow hedge”), or as a hedge of the fair value of certain debt obligations (“a fair-value hedge”). This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the Consolidated Balance Sheet, or to specific firm commitments or forecasted transactions. For all hedging relationships, the Company formally documents the hedging relationships and its risk-management objective and strategy for undertaking the hedge transactions, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a floating-to-fixed interest rate swap or a futures contract for corn or natural gas that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), net of applicable income taxes, and recognized in the Consolidated Statement of Income when the variable rate interest is paid or the finished goods produced using the hedged item are sold. The maximum term over which the Company hedges exposures to the variability of cash flows for commodity price risk is 36 months. Changes in the fair value of a fixed-to-floating interest rate swap agreement that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged debt obligation that is attributable to the hedged risk, are recorded in earnings. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a cash-flow hedge or a fair-value hedge is reported in earnings.
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
Stock-based compensation – The Company has a stock incentive plan that provides for stock-based employee compensation, including the granting of stock options and shares of restricted stock, to certain key employees. The plan is more fully described in Note 14. The Company accounts for the stock incentive plan in accordance with the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Under the Company’s stock incentive plan, stock options are granted at exercise prices that equal the market value of the underlying common stock on the date of grant. Therefore, no compensation expense related to stock options is recorded in the Consolidated Statements of Income.
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

(in millions, except per share amounts)
Years Ended December 31,	2005	2004	2003
Net income, as reported	$90	$94	$76
Add: Stock-based employee compensation expense included in reported net income, net of tax	1	1	1
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4)	(4)	(3)

Pro forma net income	$87	$91	$74

Earnings per share:

Basic – as reported	$1.20	$1.28	$1.06
Basic – pro forma	$1.16	$1.23	$1.03

Diluted – as reported	$1.19	$1.25	$1.06
Diluted – pro forma	$1.15	$1.21	$1.02
Earnings per common share – Basic earnings per common share is computed by dividing net income by the weighted average number of shares outstanding (including redeemable common stock), which totaled 74.7 million for 2005, 73.4 million for 2004 and 72.0 million for 2003. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding, including the dilutive effect of stock options outstanding. The weighted average number of shares outstanding for diluted EPS calculations were 75.6 million, 74.7 million and 72.4 million for 2005, 2004 and 2003, respectively. In 2005, 2004 and 2003, options to purchase 1,019,150, 165,907 and 2,078,978 shares of common stock, respectively, were excluded from the calculation of the weighted average number of shares outstanding for diluted EPS because their effects were anti-dilutive.
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
Recently issued accounting standards — In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. The standard requires that such costs be excluded from the cost of inventory and expensed when incurred. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its consolidated financial statements.
In December 2004, the FASB issued FSP FAS 109-1 “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (the “FSP”) to provide guidance on the application of Statement 109 to the provision within the American Jobs Creation Act of 2004 (the “Act”) that provides tax relief to US domestic manufacturers. The FSP states that the manufacturers’ deduction for qualified production activities provided for under the Act should be accounted for as a special deduction in accordance with Statement 109 and not as a tax rate reduction. A special deduction is accounted for by recording the deduction in the year in which it can be taken in the Company’s tax return. The adoption of the FSP has not had a material impact on the Company’s consolidated financial statements.

The American Jobs Creation Act of 2004 provides, among other things, for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the Act. The effect of the repatriation provision did not have a material impact on the Company’s consolidated financial statements.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”), which requires that exchanges of productive assets be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its consolidated financial statements.
In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), which revises SFAS No. 123, “Accounting for Stock Based Compensation”, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, based on the grant-date fair value of those awards. This cost is to be recognized over the period during which an employee is required to provide service in exchange for the award (typically the vesting period). SFAS 123R also requires that benefits associated with tax deductions in excess of recognized compensation cost that are recognized by crediting additional paid-in capital be reported as a financing cash inflow, rather than as an operating cash flow as required under current literature.
SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the “modified prospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based awards granted or modified after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the “modified retrospective” method, the requirements are the same as under the “modified prospective” method, but this method also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123. The original effective date for adoption of SFAS 123R has been deferred, and the Company is now required to adopt the provisions of SFAS 123R at the beginning of the first annual period beginning after June 15, 2005. The Company is adopting SFAS 123R effective January 1, 2006 using the modified prospective method. The Company does not expect that the adoption of SFAS 123R will have a material effect on its consolidated financial statements. Refer to proforma disclosures under “Stock-based compensation” presented earlier in this Note 2 for an indication of ongoing expense that will be included in the Consolidated Income Statement beginning in the first quarter of 2006.
In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that a conditional asset retirement obligation, as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event that may or may not be within the control of the entity. The Statement is effective for the Company no later than December 31, 2005. The adoption of FIN 47 did not have a material effect on the Company’s consolidated financial statements.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which changes the requirements for the accounting and reporting of a change in accounting principle. The statement requires retrospective application to prior period financial statements of changes in accounting principle, unless impracticable to do so. It also requires that a change in the depreciation, amortization, or depletion method for long-lived non-financial assets be accounted as a change in accounting estimate, effected by a change in accounting principle. Accounting for error corrections and accounting estimate changes will continue under the guidance in APB Opinion 20, “Accounting Changes,” as carried forward in this pronouncement. The statement is effective for fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material effect on its consolidated financial statements.

In November 2005, the FASB issued FSP Nos. FAS 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is ‘other-than-temporary’, and the measurement of an impairment loss. The investment is impaired if the fair value is less than cost. The impairment is ‘other-than-temporary’ for equity securities and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost. If ‘other-than-temporary’, an impairment loss shall be recognized in earnings equal to the difference between the investment’s cost and its fair value. The guidance in this FSP is effective in reporting periods beginning after December 15, 2005. The Company is reviewing FSP Nos. FAS 115-1 and 124-1, but does not expect that the adoption of this FSP will have a material effect on its consolidated financial statements.
NOTE 3 – Mexican Tax on Beverages Sweetened with HFCS/Recoverability of Mexican Assets
On January 1, 2002, a discriminatory tax on beverages sweetened with high fructose corn syrup (“HFCS”) approved by the Mexican Congress late in 2001, became effective. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for beverages in Mexico, the Company ceased production of HFCS 55 at its San Juan del Rio plant, one of its three plants in Mexico. Over time, the Company resumed production and sales of HFCS to certain beverage customers. These sales increased significantly beginning late in the third quarter of 2004, and in 2005, returned to levels attained prior to the imposition of the tax as a result of certain customers having obtained court rulings exempting them from paying the tax. These sales are continuing in 2006; however, the tax remains in place.
The Company’s ability to fully recover the carrying value of its long-term investment in Mexico, which consists primarily of goodwill and property, plant and equipment associated with the Mexican operations, is dependent upon the generation of sufficient cash flows from the use or disposition of these assets. Based on long-term forecasts of operating results, including the assumptions described below, the Company believes that it will generate sufficient cash flows from these long-term assets to fully recover their carrying values, and accordingly, no impairment of either goodwill or other long-term assets related to Mexico was recognized as of December 31, 2005.
In developing the estimates of cash flows expected to be generated from the Mexican operations, the Company has assumed that shipments of HFCS to the Mexican beverage industry will continue for the foreseeable future at levels attained in 2005, which were significantly higher than the actual results in each of the three previous years.
While the Company continues its efforts to gain repeal of the tax, it cannot predict with any certainty the likelihood or timing of such repeal nor can it predict whether the Mexican beverage customers will continue purchasing HFCS at current levels. Failure to repeal the tax and a decline from the current levels of HFCS shipments could have a negative effect on the operating results and cash flows of the Mexican operation.
In the event that the tax is not ultimately repealed or modified, or that actual results significantly differ from those assumed, the Company could be required to recognize an impairment of goodwill and the amount of such impairment could be material. The carrying value of the goodwill related to the Mexican operations was approximately $120 million at December 31, 2005.
As previously disclosed, in response to the imposition of the tax the Company submitted an arbitration claim against the government of Mexico under the provisions of NAFTA seeking recovery in an amount not less than $325 million. In concluding that an impairment of the Mexican goodwill may arise if the tax is not repealed or its effect on HFCS sales in Mexico is not otherwise mitigated, the Company has not assumed that any proceeds would be received from its arbitration claim for compensation under NAFTA against the Mexican government. Any recovery the Company receives from the resolution of this claim would reduce or offset, in whole or in part, the amount of any impairment to be recognized. However, no assurances can be made that the Company will be successful with its arbitration claim.
On October 7, 2005, the World Trade Organization (WTO) issued a Report of the Panel stating that Mexico’s tax on beverages sweetened with HFCS violated Mexico’s WTO commitments. The report of the Appellate Body was issued on March 6, 2006 and upheld the Panels’ conclusion. The process toward conclusion of the matter is expected to continue for several months, and the Company continues to support a permanent resolution to this issue.

NOTE 4 – Canadian Anti-Dumping/Countervailing Duties
In September 2005, the Canadian government initiated an anti-dumping and/or countervailing duty (AD/CVD) investigation on grain corn imported from the United States. The investigation related to the alleged effect of United States grain corn related subsidies on the Canadian grain corn market and the alleged dumping of United States grain corn into Canada. In November 2005, the Canadian International Trade Tribunal (CITT) made a preliminary determination of injury and in December 2005 the Canada Border Services Agency (CBSA) imposed a provisional duty on imported United States grain corn of US$l.65 per bushel.
The Company’s Canadian subsidiary is a large industrial corn user and the sole processor of corn-refined starches, sweeteners, corn oil and animal feeds in Canada. The Company is pursuing all regulatory and other measures available to participate in the AD/CVD process, oppose the AD/CVD and, in the alternative, to minimize the amount of final duties imposed.
The CBSA is continuing its investigation of this matter and is expected to make a final decision as to the amount of final duties in mid-March 2006, although the final duties, if any, are not anticipated to become effective until mid-April 2006, when the CITT makes its final determination of injury. Final duties are typically imposed for five years, although this period could be shortened or extended depending upon future developments relating to alleged subsidization and/or dumping activities. Further appeals and related processes are available after the final determination of duties, but the final duties will be collected unless and until an appeal or similar process results in a reduction or elimination of final duties. Depending upon the amount of final duties, if any, management believes that the potential duties could have a significant impact on the Company’s Canadian operations. However, given that (i) the duty imposed in December 2005 is provisional and (ii) the Company is currently exploring several initiatives to minimize the impact of any such duties on the Canadian subsidiary as well as on the Company as a whole, including the reconfiguration of the North American business, operations, customers and markets, the Company has concluded that it is not necessary to test the long-term assets in Canada for recoverability under SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, during 2005. Depending on the amount of the final duty and the success of the initiatives outlined above, it may be necessary for the Company to close one or more of its three existing Canadian plants and/or test those assets for recoverability under SFAS No. 144. The carrying value of the long-lived assets in Canada at December 31, 2005 was approximately $176 million.
NOTE 5 – Acquisitions/Dispositions
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
The Company also made other acquisitions during the last three years, none of which, either individually or in the aggregate, were material.

All of the Company’s acquisitions were accounted for under the purchase method. Had the acquisitions described above occurred at the beginning of the respective years, the effect on the Company’s consolidated financial statements would not have been significant.
NOTE 6 – Restructuring Charges
As part of a manufacturing optimization initiative in Mexico and South America, the Company permanently closed two production facilities in the fourth quarter of 2004. As a result of these plant closures, the Company recorded a restructuring charge of $21 million ($15 million after-tax) which is classified as plant closing costs in the Consolidated Statement of Income for 2004. The $21 million charge consists of a $19 million write-off of fixed assets and $2 million in expenses for employee severance costs and related benefits pertaining to the termination of approximately 160 employees. The $19 million charge included write-offs of fixed assets in Mexico and South America of approximately $14 million and $5 million, respectively. The $2 million charge for employee severance and related benefits included costs of $1 million in each of Mexico and South America. As of December 31, 2005, the restructuring accrual was fully utilized.
NOTE 7 – Financial Instruments, Derivatives and Hedging Activities
Fair value of financial instruments:
The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. The fair value of the Company’s long-term debt is estimated by discounting the future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities. Based on market quotes of the yields at which the Company could issue debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long-term debt, at December 31, 2005 and 2004, was $513 million and $540 million, respectively.
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

The Company periodically enters into futures and option contracts for a portion of its anticipated corn and natural gas usage, generally over the next twelve months, in order to hedge the price risk associated with fluctuations in market prices. The contracts limit the unfavorable effect that price increases will have on corn and natural gas purchases. All of the Company’s futures and option contracts have been designated as cash flow hedges.
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
The Company assesses the effectiveness of a hedge using a corn or natural gas futures or option contract based on changes in the contract’s intrinsic value. The changes in the market value of such contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in the price of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are not significant.
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
The Company uses a combination of fixed and variable rate debt to finance its operations. The debt obligations with fixed cash flows expose the Company to variability in the fair value of outstanding debt instruments due to changes in interest rates. The Company has entered into interest rate swap agreements that effectively convert the interest rate on certain fixed-rate debt to a variable rate. These swaps call for the Company to receive interest at a fixed rate and to pay interest at a variable rate, thereby creating the equivalent of variable-rate debt. The Company has designated these interest rate swap agreements as hedges of the changes in fair value of the underlying debt obligation attributable to changes in interest rates and accounts for them as fair value hedges. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability in the fair value of outstanding debt obligations are reported in earnings. These amounts offset the gain or loss (that is, the change in fair value) of the hedged debt instrument that is attributable to changes in interest rates (that is, the hedged risk) which is also recognized currently in earnings. The Company has also entered into a cross currency interest rate swap agreement that effectively converts certain floating rate US dollar denominated debt to a fixed rate Korean Won obligation. This swap has been designated as a hedge of floating interest rate payments attributable to changes in interest rates and is accounted for as a cash flow hedge, with changes in the fair value of the swap recorded to other comprehensive income (loss) until the hedged transaction occurs, at which time it is reclassified to earnings. The net gain or loss recognized in earnings during 2005, 2004 and 2003, representing the amount of the Company’s hedges’ ineffectiveness and the component of the Company’s derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness, was not significant.
At December 31, 2005, the Company’s accumulated other comprehensive income (loss) account included $11 million of gains, net of tax of $7 million, related to derivative instruments that hedge the anticipated cash flows from future transactions, which are expected to be recognized in earnings within the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives gains to earnings include the sale of finished goods inventory that includes previously hedged purchases of raw corn and the usage of hedged natural gas. Cash flow hedges discontinued during 2005 were not material.

NOTE 8 — Financing Arrangements
The Company had total debt outstanding of $528 million and $568 million at December 31, 2005 and 2004, respectively. Short-term borrowings at December 31, 2005 and 2004 consist primarily of amounts outstanding under various unsecured local country operating lines of credit.
Short-term borrowings consist of the following at December 31:

(in millions)	2005	2004

Borrowings in various currencies (at rates of 3%-13% for 2005 and 1%-10% for 2004)	$47	$88
Current maturities of long-term debt	10	—

Total short-term borrowings	$57	$88

The Company has a $180 million Revolving Credit Agreement (the “Revolving Credit Agreement”), consisting of a $150 million revolving credit facility in the US and a $30 million revolving credit facility for the Company’s wholly-owned Canadian subsidiary. The Canadian revolving credit facility is guaranteed by Corn Products International, Inc. The revolving Credit Agreement expires in September 2009. There were no borrowings outstanding under the Revolving Credit Agreement at December 31, 2005 or 2004.
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
Long-term debt consists of the following at December 31:

(in millions)	2005	2004
8.25% senior notes, due 2007, net of discount	$254	$254
8.45% senior notes, due 2009, net of discount	199	199
Korean loans, due 2006-2008 (at rates of 5.2% to 5.5% for 2005 and 4.7% to 5.5% for 2004)	28	27

Total	$481	$480

Less: current maturities	10	—

Long-term debt	$471	$480

The Company’s long-term debt matures as follows: $273 million in 2007 and $200 million in 2009.
Corn Products International, Inc. guarantees certain obligations of several of its consolidated subsidiaries, which aggregated $29 million and $41 million at December 31, 2005 and 2004, respectively.
During 2005 and 2004 the Company benefited from interest rate swap agreements that effectively converted the interest rate associated with the Company’s 8.45 percent senior notes to a variable interest rate. On August 5, 2005, the Company terminated $50 million of its $200 million fixed to floating rate interest rate swap agreements associated with its 8.45 percent $200 million senior notes due August 2009. The swap termination resulted in a gain of approximately $2 million, which approximated the fair value of the swap contract. The fair value adjustment to the hedged debt at the termination date ($2 million) is being amortized as a reduction to financing costs over the remaining term of the underlying debt (through August 2009). At December 31, 2005, the Company had interest rate swap agreements that effectively convert the interest rate associated with $150 million of its 8.45 percent $200 million senior notes to a variable rate. The interest rate swap agreements involve the exchange of fixed rate payments (at 8.45 percent) for variable rate payments on $150 million of notional principal without the exchange of the underlying face amount. Under the terms of the agreements, the Company receives fixed rate payments and makes variable rate payments based on the six-month US dollar LIBOR rate plus a spread. The fair value of outstanding interest rate swap agreements at December 31, 2005 and 2004 approximated $5 million and $18 million, respectively. Interest rate differentials to be paid or received under these agreements are recognized as adjustments to interest expense using the accrual method. The Company does not enter into interest rate swap agreements for trading purposes.
On February 1, 2006, the Company terminated the remaining fixed to floating interest rate swap agreements associated with the 8.45 percent senior notes. The swap termination resulted in a gain of approximately $3 million, which approximated the fair value of the swap contract. The fair value adjustment to the hedged debt at the termination date ($3 million) will be amortized as a reduction to financing costs over the remaining term of the underlying debt (through August 2009).

NOTE 9 — Leases
The Company leases rail cars, certain machinery and equipment, and office space under various operating leases. Rental expense under operating leases was $24 million, $23 million and $25 million in 2005, 2004 and 2003, respectively. Minimum lease payments due on leases existing at December 31, 2005 are shown below:
(in millions)

Year	Minimum Lease Payment

2006	$23
2007	21
2008	19
2009	17
2010	12
Balance thereafter	17
NOTE 10- Income Taxes
The components of income before income taxes and the provision for income taxes are shown below:

(in millions)	2005	2004	2003

Income before income taxes:
United States	$(30)	$9	$11
Outside the United States	178	136	124

Total	$148	$145	$135

Provision for income taxes:
Current tax expense
US federal	$5	$6	$4
State and local	2	1	1
Foreign	64	45	40

Total current	$71	$52	$45

Deferred tax expense (benefit)
US federal	$(11)	$(5)	$(3)
State and local	(3)	—	—
Foreign	(2)	3	9
Foreign- tax benefit of net operating loss carryforward	—	(7)	(2)

Total deferred	$(16)	$(9)	$4

Total provision for income taxes	$55	$43	$49

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2005 and 2004 are summarized as follows:

(in millions)	2005	2004

Deferred tax assets attributable to:
Employee benefit accruals	$21	$17
Pensions	1	5
Hedging/derivative contracts	1	18
Net operating loss carryforwards	8	8
Foreign tax credit carryforwards	19	6
Foreign minimum tax credits	15	13
Other	12	13

Gross deferred tax assets	$77	$80
Valuation allowance	(18)	(8)

Total deferred tax assets	$59	$72

Deferred tax liabilities attributable to:
Plants and properties	$154	$159
Hedging/derivative contracts	5	2
Goodwill	13	8
Inventory	—	4
Other	—	4

Total deferred tax liabilities	$172	$177

Net deferred tax liabilities	$113	$105

Net operating loss carryforwards at December 31, 2005, include state net operating losses of $2 million and foreign net operating losses of $6 million. The state net operating losses expire in various years through 2025. Foreign net operating losses of $2 million will expire in 2009 and 2010 if unused, while $4 million may be carried forward indefinitely. The foreign tax credit carryfowards of $19 million at December 31, 2005 will expire in 2012 through 2015 if not utilized.
SFAS No. 109, Accounting for Income Taxes, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In making this assessment, management considers the level of historical taxable income, scheduled reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income. The foreign tax credit carryforwards increased to $19 million at December 31, 2005 from $6 million at December 31, 2004. At the same time, the valuation allowance relating to these foreign tax credit carryforwards increased to $12 million at December 31, 2005 from $4 million at December 31, 2004. The valuation allowance with respect to foreign net operating losses increased to $6 million at December 31, 2005 from $4 million at December 31, 2004.

A reconciliation of the federal statutory tax rate to the Company’s effective tax rate follows:

	2005	2004	2003

Provision for tax at US statutory rate	35.0%	35.0%	35.0%
Taxes related to foreign income	(2.4)	(6.0)	1.9
State and local taxes — net	(1.5)	0.2	0.3
Increase in valuation allowance — foreign tax credits	5.4	1.1	1.5
Non-conventional fuel tax credits	—	(1.1)	(1.0)
Other items — net	1.0	.8	(1.7)

Provision at effective tax rate	37.5%	30.0%	36.0%

Provisions are made for estimated US and foreign income taxes, less credits that may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $578 million of undistributed earnings of foreign subsidiaries at December 31, 2005, as such amounts are considered permanently reinvested.
In December 2004, the FASB issued FSP FAS 109-1 “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (the “FSP”) to provide guidance on the application of Statement 109 to the provision within the American Jobs Creation Act of 2004 (the “Act”) that provides tax relief to US domestic manufacturers. The FSP states that the manufacturers’ deduction for qualified production activities provided for under the Act should be accounted for as a special deduction in accordance with Statement 109 and not as a tax rate reduction. A special deduction is accounted for by recording the deduction in the year in which it can be taken in the Company’s tax return. The adoption of the FSP did not have a material impact on the Company’s consolidated financial statements.
The American Jobs Creation Act of 2004 provides, among other things, for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the Act. The repatriation provision of the Act did not have a material impact on the Company’s consolidated financial statements.
NOTE 11 — Benefit Plans
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

Pension Obligation and Funded Status —The changes in pension benefit obligations and plan assets during 2005 and 2004, as well as the funded status and the amounts recognized in the Company’s Consolidated Balance Sheets related to the Company’s pension plans at December 31, 2005 and 2004, were as follows:

	US Plans		Non-US Plans
(in millions)	2005	2004	2005	2004

Benefit obligation
At January 1	$67	$63	$97	$85
Service cost	2	2	2	2
Interest cost	4	4	6	5
Benefits paid	(4)	(3)	(4)	(5)
Actuarial loss	4	1	15	3
Foreign currency translation	—	—	3	7

Benefit obligation at December 31	$73	$67	$119	$97

Fair value of plan assets
At January 1	$51	$43	$81	$70
Actual return on plan assets	4	3	12	6
Employer contributions	8	8	5	4
Benefits paid	(4)	(3)	(4)	(5)
Foreign currency translation	—	—	3	6

Fair value of plan assets at December 31	$59	$51	$97	$81

Funded status	$(14)	$(16)	$(22)	$(16)
Unrecognized net actuarial loss	13	9	28	18
Unrecognized prior service cost	2	3	—	1
Unrecognized transition obligation	—	—	6	5

Net prepaid pension asset (liability)	$1	$(4)	$12	$8

Amounts recognized in the Consolidated Balance Sheets consist of:

	US Plans		Non-US Plans
(in millions)	2005	2004	2005	2004

Prepaid benefit cost	$(4)	$—	$(16)	$(12)
Accrued benefit cost	11	12	10	10
Intangible assets	(2)	(2)	(5)	(5)
Accumulated other comprehensive income	(6)	(6)	(1)	(1)

Net amount recognized	$(1)	$4	$(12)	$(8)

The accumulated benefit obligation for all defined benefit pension plans was $165 million and $148 million at December 31, 2005 and 2004, respectively.
Information about plan obligations and assets for plans with an accumulated benefit obligation in excess of plan assets is as follows:

	US Plans		Non-US Plans
(in millions)	2005	2004	2005	2004

Projected benefit obligation	$73	$67	$9	$13
Accumulated benefit obligation	68	63	11	12
Fair value of plan assets	59	51	—	2
Included in the Company’s pension obligation are nonqualified supplemental retirement plans for certain key employees. All benefits provided under these plans are unfunded, and payments to plan participants are made by the Company.

Components of Net Periodic Pension Benefit Cost — Net pension cost consisted of the following for the years ended December 31, 2005, 2004 and 2003:

	US Plans			Non-US Plans
(in millions)	2005	2004	2003	2005	2004	2003

Service cost	$2	$2	$2	$2	$2	$2
Interest cost	4	4	3	6	5	5
Expected return on plan assets	(3)	(3)	(2)	(5)	(5)	(5)

Net pension cost	$3	$3	$3	$3	$2	$2

The Company recognized an additional minimum pension liability at December 31, 2005, 2004 and 2003, related to under-funded plans. In connection with the recognition of this minimum liability, at December 31, 2005 the Company recorded a charge to other comprehensive income of $0.7 million ($0.5 million, net of income taxes of $0.2 million). At December 31, 2004 the Company recorded a charge to other comprehensive income of $1.7 million ($0.9 million, net of income taxes of $0.8 million) related to the recognition of the minimum pension liability. At December 31, 2003 the Company recorded a charge to other comprehensive income of $4 million ($2.6 million, net of income taxes of $1.4 million) pertaining to the recognition of the minimum pension liability. The minimum pension liability will change from year to year as a result of revisions to actuarial assumptions, experience gains or losses and settlement rate changes.
The following weighted average assumptions were used to determine the Company’s obligations under the pension plans:

	US Plans		Non-US Plans
	2005	2004	2005	2004

Discount rate	5.40%	5.75%	5.25%	6.25%
Rate of compensation increase	2.75%	2.75%	3.50%	4.50%
The following weighted average assumptions were used to determine the Company’s net periodic benefit cost for the pension plans:

	US Plans			Non-US Plans
	2005	2004	2003	2005	2004	2003

Discount rate	5.75%	6.0%	6.75%	5.25%	6.5%	6.5%
Expected long-term return on plan assets	7.25%	7.5%	8.25%	7.25%	8.5%	8.5%
Rate of compensation increase	2.75%	3.0%	3.75%	3.50%	4.5%	4.5%
The Company has assumed an expected long-term rate of return on assets of 7.25 percent for US plans. In developing the expected long-term rate of return assumption on plan assets, which consist mainly of US equity and debt securities, management evaluated historical rates of return achieved on plan assets and the asset allocation of the plans, input from the Company’s independent actuaries and investment consultants, and historical trends in long-term inflation rates. Projected return estimates made by such consultants are based upon broad equity and bond indices.
The discount rate reflects a rate of return on high quality fixed income investments that match the duration of expected benefit payments. The Company has typically used returns on long-term corporate AA bonds as a benchmark in establishing this assumption. The discount rate is reviewed annually.
For the Non-US plans, the Company has assumed an expected long-term rate of return on assets of 7.25 percent. The Company employs a building block approach in determining the long-term rate of return for these plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved, consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.
Plan Assets — The Company’s investment policy for its pension plans is to balance risk and return through diversified portfolios of high-quality equity instruments, fixed income securities, and short-term investments. Maturities for fixed income securities are managed such that sufficient liquidity exists to meet near-term benefit payment obligations. For US pension plans, the weighted average target range allocation of assets is 32-52 percent with equity managers, and 47-67 percent with fixed income managers. The asset allocation is reviewed regularly and portfolio investments are rebalanced to the targeted allocation when considered appropriate. The Company’s pension plan weighted average asset allocation as of the measurement date of September 30 for US plans and November 30 for non-US plans is as follows:

	US Plans		Non-US Plans
Asset Category	2005	2004	2005	2004

Equity securities	52%	52%	49%	57%
Debt securities	47%	47%	46%	39%
Other	1%	1%	5%	4%

Total	100%	100%	100%	100%

The Company made an $8 million cash contribution to its US pension plans in 2005, and a $5 million cash contribution to its Canadian pension plans. The Company estimates that in 2006 it will make cash contributions of $1 million and $5 million to its US and Canadian pension plans, respectively. Cash contributions in subsequent years will depend on a number of factors including the performance of plan assets. The following benefit payments, which reflect anticipated future service, as appropriate, are expected to be made:

(in millions)	US Plans	Non US Plans

2006	$5	$6
2007	4	5
2008	4	5
2009	6	5
2010	4	6
Years 2011 - 2015	24	30
The Company and certain of its subsidiaries also maintain defined contribution plans. The Company makes matching contributions to these plans based on a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $6 million, $5 million and $4 million in 2005, 2004 and 2003, respectively.
Postretirement Benefit Plans — The Company’s postretirement benefit plans currently are not funded. The changes in the benefit obligations of the plans during 2005 and 2004, and the amounts recognized in the Company’s Consolidated Balance Sheets at December 31, 2005 and 2004, were as follows:

(in millions)	2005	2004

Accumulated postretirement benefit obligation
At January 1	$44	$43
Service cost	1	1
Interest cost	3	3
Actuarial gain	(2)	(1)
Benefits paid	(2)	(2)

Benefit obligation at December 31	$44	$44
Unrecognized net actuarial loss	(8)	(11)
Unrecognized prior service benefit	1	1

Accrued postretirement benefit costs	$37	$34

Net postretirement benefit costs consisted of the following for the years ended December 31, 2005, 2004 and 2003:

(in millions)	2005	2004	2003

Service cost	$1	$1	$1
Interest cost	3	3	2

Net postretirement benefit costs	$4	$4	$3

The following weighted average assumptions were used to determine the Company’s obligations under the postretirement plans:

	2005	2004

Discount rate	5.40%	5.75%
The following weighted average assumptions were used to determine the Company’s net postretirement benefit cost:

	2005	2004	2003

Discount rate	5.75%	6.0%	6.75%
In measuring the postretirement benefit obligation, the Company assumed an increase in the per capita cost of healthcare benefits of 9 percent in 2006, declining ratably to 5 percent by the year 2014 and remaining at that level thereafter. An increase in the assumed healthcare cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation at December 31, 2005 by $6 million, while a decrease in the rate of 1 percentage point would decrease the obligation by $4 million, with a corresponding effect on the service and interest cost components of the net periodic postretirement benefit cost for the year then ended of $0.6 million for an increase of 1 percentage point and $0.5 million for a decrease of 1 percentage point.
Estimated future benefit payments — The following benefit payments, which reflect anticipated future service, as appropriate, are expected to be made under the Company’s postretirement benefit plans:

	US	Non US
(in millions)	Plans	Pans

2006	$2	$—
2007	2	—
2008	2	—
2009	2	—
2010	2	—
Years 2011 - 2015	11	1

NOTE 12 — Supplementary Information
Balance Sheet — Supplementary information is set forth below:

(in millions)	2005	2004

Accounts receivable — net:
Accounts receivable — trade	$240	$241
Accounts receivable — other	52	49
Allowance for doubtful accounts	(5)	(6)

Total accounts receivable — net	$287	$284

Inventories:
Finished and in process	$102	$107
Raw materials	115	112
Manufacturing supplies	41	39

Total inventories	$258	$258

Accrued liabilities:
Compensation expenses	$32	$33
Dividends payable	5	5
Accrued interest	17	16
Accrued income taxes	15	15
Taxes payable other than income taxes	11	18
Other	23	26

Total accrued liabilities	$103	$113

Non-current liabilities:
Employees’ pension, indemnity, retirement, and other	$86	$84
Fair value adjustment related to hedged fixed rate debt instrument	5	18
Other	19	14

Total non-current liabilities	$110	$116

Income Statement - Supplementary information is set forth below:

(in millions)	2005	2004	2003

Other income(expense)-net:
Earnings from non-controlled affiliates	$1	$1	$1
Gain from sale of investment	—	1	—
Write-down of long-lived assets	—	—	(3)
Gain from sale of non-core assets	2	—	—
Other	6	2	1

Other income (expense)-net	$9	$4	$(1)

Financing costs:
Interest expense, net of amounts capitalized *	$37	$36	$40
Interest income	(5)	(3)	(1)
Foreign currency transaction losses	3	1	—

Financing costs-net	$35	$34	$39

*	Interest capitalized amounted to $5 million, $3 million and $2 million in 2005, 2004 and 2003, respectively.

Statements of Cash Flow - Supplementary information is set forth below:

(in millions)	2005	2004	2003

Interest paid	$31	$34	$41
Income taxes paid	62	46	43
Noncash investing and financing activities:
Change in fair value of redeemable common stock	(4)	(34)	9
Issuance of common stock in connection with acquisitions	—	—	8
NOTE 13 — Redeemable Common Stock
The Company has an agreement with certain common stockholders (collectively the “holder”), a representative of which serves on the Company’s Board of Directors, relating to 1,227,000 common shares, that provides the holder with the right to require the Company to repurchase the underlying common shares for cash at a price equal to the average of the closing per share market price of the Company’s common stock for the 20 trading days immediately preceding the date that the holder exercises the put option. The put option is exercisable at any time until January 2010 when it expires. The holder can also elect to sell the common shares on the open market, subject to certain restrictions. The common shares subject to the put option are classified as redeemable common stock in the Company’s Consolidated Balance Sheets.
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
The carrying value of the redeemable common stock was $29 million at December 31, 2005 and $33 million at December 31, 2004, based on the average of the closing per share market prices of the Company’s common stock for the 20 trading days immediately preceding the respective balance sheet dates ($23.43 per share and $26.90 per share at December 31, 2005 and 2004, respectively). Adjustments to mark the redeemable common stock to market value are recorded directly to additional paid-in capital in the stockholders’ equity section of the Company’s Consolidated Balance Sheets. During 2004, the holder sold 2,600,000 shares of redeemable common stock in open market transactions. At December 31, 2005 and 2004 there were 1,227,000 shares of redeemable common stock outstanding.
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
Common Stock:
On December 1, 2004, the Company’s board of directors declared a two-for-one stock split effected as a 100-percent stock dividend on the Company’s common stock. The dividend shares were issued on January 25, 2005 to shareholders of record at the close of business on January 4, 2005. Accordingly, all share and per share data for the periods prior to the split included in this report have been retroactively adjusted to reflect the stock split.
Treasury Stock:
During 2005, the Company issued, from treasury, 6,500 restricted common shares and 996,980 common shares upon the exercise of stock options under the stock incentive plan and 1,325 common shares under other incentive plans. During 2004, the Company issued, from treasury, 31,280 restricted common shares and 2,195,010 common shares upon the exercise of stock options under the stock incentive plan and 4,490 common shares under other incentive plans. During 2003, the Company issued, from treasury, 16,000 restricted common shares and 400,564 common shares upon the exercise of stock options under the stock incentive plan. Also in 2003, the Company issued from treasury 541,584 common shares in connection with the purchase of the remaining interest in the Southern Cone of South America business.
The Company reacquired 52,475, 34,832, and 34,124 shares of its common stock during 2005, 2004 and 2003, respectively, by both repurchasing shares from employees under the stock incentive plan and through the cancellation of forfeited restricted stock. The Company repurchased shares from employees at average purchase prices of $23.73, $24.58 and $15.20, or fair value at the date of purchase, during 2005, 2004 and 2003, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.
On February 9, 2005, the Company’s Board of Directors authorized a stock repurchase program that permits the Company to purchase up to 4 million shares of its outstanding common stock over a five-year period. The Company’s previously authorized stock repurchase program expired on January 20, 2005. In 2005, the Company repurchased 1,688,800 common shares in open market transactions at a cost of $39 million.

Set forth below is a reconciliation of common stock share activity for the years ended December 31, 2003, 2004 and 2005.

(Shares of common stock, in thousands)	Issued	Held in Treasury	Redeemable Shares	Outstanding

Balance at December 31, 2002	75,320	3,912	3,827	67,581

Issuance in connection with acquisition	—	(542)	—	542
Issuance of restricted stock as compensation	—	(16)	—	16
Stock options exercised	—	(400)	—	400
Purchase/acquisition of treasury stock	—	34	—	(34)

Balance at December 31, 2003	75,320	2,988	3,827	68,505

Elimination of redemption requirement	—	—	(2,600)	2,600
Issuance of restricted stock as compensation	—	(31)	—	31
Issuance under incentive and other plans	—	(5)	—	5
Stock options exercised	—	(2,195)	—	2,195
Purchase/acquisition of treasury stock	—	35	—	(35)

Balance at December 31, 2004	75,320	792	1,227	73,301

Issuance of restricted stock as compensation	—	(7)	—	7
Issuance under incentive and other plans	—	(1)	—	1
Stock options exercised	—	(997)	—	997
Purchase/acquisition of treasury stock	—	1,742	—	(1,742)

Balance at December 31, 2005	75,320	1,529	1,227	72,564

Stock Incentive Plan:
The Company has established a stock incentive plan for certain key employees. In addition, following the spin-off from CPC, all existing CPC stock options held by Company employees were converted to stock options to acquire Corn Products International, Inc. common stock. These stock options retained their original vesting schedules and expiration dates. The Company granted additional nonqualified options to purchase 4,000, 1,071,300 and 1,061,800 shares of the Company’s common stock during 2005, 2004 and 2003, respectively. These options are exercisable upon vesting, which occurs in 50 percent increments at the one and two-year anniversary dates of the date of grant. As of December 31, 2005, certain of these nonqualified options have been forfeited due to the termination of employees.
In addition to stock options, the Company awards shares of restricted stock to certain key employees. The cost of these awards is being amortized to expense over the applicable restriction periods.
The Company accounts for stock-based compensation using the intrinsic value method. Pro forma disclosures of net income and earnings per share, assuming the fair value method was used to account for stock options under SFAS 123, are provided in Note 2 of these Notes to the Consolidated Financial Statements in the section entitled “Stock-based compensation.” For purposes of making the pro forma disclosure, the estimated fair market value of stock option awards is amortized to expense over the applicable vesting period. The fair value of the stock option awards was estimated at the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rates of 3.93 percent, 4.02 percent and 3.70 percent in 2005, 2004 and 2003; volatility factors of 27 percent, 22 percent and 20 percent in 2005, 2004 and 2003; and a weighted average expected life of the awards of 5.30 years, 6.46 years and 7.52 years in 2005, 2004 and 2003. A dividend yield of 1.20 percent, 0.94 percent and 1.22 percent was assumed for 2005, 2004 and 2003, respectively.
The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value. The weighted average fair value of options granted during 2005, 2004 and 2003 was estimated to be $6.53, $7.05 and $4.45, respectively.

A summary of stock option and restricted stock transactions for the last three years follows:

			Weighted
	Stock Option	Stock Option	Average	Shares of
(shares in thousands)	Shares	Price Range	Exercise Price	Restricted Stock

Outstanding at December 31, 2002	6,300	$6.95 to $16.56	$14.17	436
Granted	1,062	14.88 to 16.92	16.85	16
Exercised / vested	(378)	6.95 to 16.16	12.45	(26)
Cancelled	(97)	14.32 to 16.16	15.08	(26)

Outstanding at December 31, 2003	6,887	6.95 to 16.92	14.67	400
Granted	1,071	17.65 to 24.70	24.66	31
Exercised / vested	(2,196)	6.95 to 16.92	13.88	(91)
Cancelled	(40)	14.32 to 16.92	16.06	(15)

Outstanding at December 31, 2004	5,722	10.12 to 24.70	16.83	325
Granted	4	21.23 to 21.23	21.23	6
Exercised / vested	(997)	10.23 to 17.65	15.07	(138)
Cancelled	(87)	11.37 to 24.70	20.63	(18)

Outstanding at December 31, 2005	4,642	$10.12 to $24.70	$17.14	175

The following table summarizes information about stock options outstanding at December 31, 2005:
(shares in thousands)

			Average Remaining
	Options	Weighted Average	Contractual Life	Options	Weighted Average
Range of Exercise Prices	Outstanding	Exercise Price	(Years)	Exercisable	Exercise Price

$10.12 to 10.60	19	$10.52	0.7	19	$10.52
$10.61 to 13.89	882	13.11	4.0	882	13.11
$13.90 to 14.88	1,139	14.41	6.3	1,139	14.41
$14.89 to 16.92	1,579	16.56	5.1	1,579	16.56
$16.93 to 24.70	1,023	24.68	8.8	513	24.70

	4,642	$17.14	6.0	4,132	$16.21

The number of options exercisable at December 31, 2005 and 2004 was 4.1 million and 4.2 million, respectively.

NOTE 15 — Segment Information
The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico. The Company’s South America operations include corn-refining businesses in Brazil, Colombia, Ecuador, Peru and the Southern Cone of South America, which includes Argentina, Chile and Uruguay. The Company’s Asia/Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia, Kenya and China, and a tapioca root processing operation in Thailand.

(in millions)	2005	2004	2003

Net sales to unaffiliated customers (a):
North America	$1,422	$1,419	$1,329
South America	603	556	495
Asia/Africa	335	308	278

Total	$2,360	$2,283	$2,102

Operating income (b):
North America	$59	$87	$68
South America	101	98	83
Asia/Africa	53	48	54
Corporate	(30)	(33)	(31)
Plant closing costs (c)	—	(21)	—

Total	$183	$179	$174

Total assets (d):
North America	$1,394	$1,411	$1,386
South America	559	521	468
Asia/Africa	436	435	362

Total	$2,389	$2,367	$2,216

Depreciation and amortization:
North America	$73	$74	$76
South America	23	20	18
Asia/Africa	10	8	7

Total	$106	$102	$101

Capital expenditures:
North America	$78	$58	$31
South America	48	31	30
Asia/Africa	17	15	22

Total	$143	$104	$83

Notes:

a.	Sales between geographic regions for each of the periods presented are insignificant and therefore are not presented.

b.	Includes earnings from non-controlled affiliates accounted for under the equity method as follows: South America — $1 million in each of 2005, 2004 and 2003.

c.	Includes a $19 million write-off of fixed assets and a $2 million charge for employee termination costs pertaining to the Company’s manufacturing optimization initiative in Mexico and South America. See also Note 6.

d.	Includes investments in non-controlled affiliates accounted for under the equity method as follows: South America — $5 million at December 31, 2005 and $4 million at December 31, 2004 and 2003.

The following table presents net sales to unaffiliated customers by country of origin for the last three years:

	Net Sales
(in millions)	2005	2004	2003

United States	$710	$765	$738
Mexico	450	383	331
Canada	262	271	260
Brazil	322	288	251
Korea	186	187	170
Argentina	114	106	102
Others	316	283	250

Total	$2,360	$2,283	$2,102

The following table presents long-lived assets by country at December 31:

	Long-lived Assets
(in millions)	2005	2004	2003

United States	$428	$407	$406
Mexico	382	401	426
Canada	176	173	165
Brazil	160	125	112
Korea	252	243	212
Argentina	120	117	116
Others	183	175	171

Total	$1,701	$1,641	$1,608

Supplemental Financial Information
Unaudited Quarterly Financial Data
Summarized quarterly financial data is as follows:

(in millions, except per share amounts)	1st QTR	2nd QTR	3rd QTR	4th QTR

2005
Net sales before shipping and handling costs	$613	$647	$664	$636
Less: shipping and handling costs	47	51	52	50

Net sales	$566	$596	$612	$586

Gross profit	73	90	88	82

Net income	17	27	23	23

Basic earnings per common share	$0.22*	$0.35	$0.31	$0.32

Diluted earnings per common share	$0.22*	$0.35	$0.31	$0.31

(in millions, except per share amounts)	1st QTR	2nd QTR	3rd QTR	4th QTR

2004
Net sales before shipping and handling costs	$592	$616	$633	$620
Less: shipping and handling costs	42	44	46	46

Net sales	$550	$572	$587	$574

Gross profit	95	92	83	85

Net income	26	30	24	14	**

Basic earnings per common share *	$0.35	$0.40	$0.33	$0.19	**

Diluted earnings per common share*	$0.35	$0.40	$0.32	$0.19	**

*	Per share amounts have been adjusted for the 2-for-1 stock split effective January 25, 2005.

**	Includes a charge of $21 million ($15 million, after-tax, or $0.20 per diluted common share) to write-off fixed assets and record employee termination costs associated with a manufacturing optimization initiative in Mexico and South America (see also Note 6). Additionally, the Company reduced its annual effective income tax rate to 30 percent (from 33 percent used for the nine months ended September 30, 2004) to reflect the favorable impact of new tax legislation in various countries in which the Company conducts business.

Common Stock Market Prices and Dividends *
The Company’s common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.

	1st QTR	2nd QTR	3rd QTR	4th QTR

2005
Market price range of common stock
High	$30.20	$26.30	$24.85	$24.44
Low	25.60	20.11	16.00	19.40
Close	25.99	23.76	20.17	23.89
Dividends declared per common share	$0.07	$0.07	$0.07	$0.07

2004
Market price range of common stock
High	$20.04	$23.29	$23.80	$27.92
Low	17.22	19.81	20.63	22.72
Close	20.00	23.28	23.05	26.78
Dividends declared per common share	$0.06	$0.06	$0.06	$0.07

*	Per share amounts have been adjusted for the 2-for-1 stock split effective January 25, 2005.
At December 31, 2005, there were 9,367 shareholders of record of the Company’s common stock.

     Ten-Year Financial Highlights *

(in millions, except per share amounts)	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

Summary of operations
Net sales	$2,360	$2,283	$2,102	$1,871	$1,887	$1,865	$1,735	$1,448	$1,418	$1,524
Net income (loss) as previously reported	90	94	76	63	57	48	77	43	(75)	23
Adjustment for effect of a change in accounting for inventories	—	—	—	—	—	—	(3)	—	(1)	2
Net income (loss) as adjusted	90	94	76	63	57	48	74	43	(76)	25
Basic earnings (loss) per common share:
Net income (loss) as previously reported	$1.20	$1.28	$1.06	$0.89	$0.80	$0.68	$1.03	$0.59	$(1.05)	$0.32
Adjustment for effect of a change in accounting for inventories	—	—	—	—	—	—	(0.04)	—	(0.02)	0.03
Net income (loss) as adjusted	$1.20	$1.28	$1.06	$0.89	$0.80	$0.68	$0.99	$0.59	$(1.07)	$0.35
Cash dividends declared per common share	$0.28	$0.25	$0.21	$0.20	$0.20	$0.20	$0.18	$0.08	—	—

Balance sheet data
Working capital	$261	$222	$153	$138	$(120)	$69	$104	$46	$(83)	$151
Property, plant and equipment-net	1,274	1,211	1,187	1,154	1,293	1,407	1,349	1,298	1,057	1,057
Total assets	2,389	2,367	2,216	2,068	2,240	2,339	2,217	1,956	1,676	1,676
Total debt	528	568	550	600	756	720	544	404	350	350
Redeemable common stock **	29	33	67	58	64	47	57	50	—	—
Stockholders’ equity**	1,210	1,081	911	770	793	913	973	1,009	992	1,033
Shares outstanding, year end	73.8	74.5	72.3	71.4	70.8	70.5	73.9	75.1	71.2	—

Additional data
Depreciation and amortization	$106	$102	$101	$103	$127	$135	$122	$95	$95	$88
Capital expenditures	143	104	83	78	94	143	162	91	100	192
Maintenance and repairs	92	81	81	72	82	78	84	67	69	61

*	All share and per share amounts have been adjusted for the 2-for-1 stock split effective January 25, 2005 . Additionally, all periods prior to 2000 have been retroactively restated to reflect the change in accounting for inventories effective January 1, 2000.

**	Amounts have been restated to reflect the reclassification of redeemable common stock from stockholders’ equity for periods from 1998 through 2002.
Note: 1997 and prior per share amounts are pro forma and have been computed by dividing net income (loss) by the shares outstanding, which were 71.2 million at December 31, 1997, the date that the Company was spun off from CPC International, Inc. For the purpose of this calculation, the shares outstanding at December 31, 1997 were assumed to be outstanding for all periods prior.